Form 20-F
period 2020-12-31
Sendas Distributor S.A.
filed 2021-04-29
CIK 1834048

As filed with the Securities and Exchange Commission on April 29, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39928

Sendas Distribuidora S.A.

(Exact Name of Registrant as Specified in Its Charter)

Sendas Distributor S.A.	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Daniela Sabbag Papa, Chief Financial Officer

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value		New York Stock Exchange[1]
American Depositary Share, each representing one common share	ASAI	New York Stock Exchange

(1)	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020:

268,351,567 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Other  ☐
 Standards as issued by the International
Accounting Standards Board  ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

Except where the context otherwise requires, in this annual report, “Sendas” refers to Sendas Distribuidora S.A., and “we,” “our,” “us,” “our company” or like terms refer to Sendas and its consolidated subsidiaries.

In addition, unless otherwise indicated or the context otherwise requires, all references to:

•	“ADSs” are to American Depositary Shares;
•	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;
•	“Brazilian government” are to the federal government of Brazil;
•	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For more information about Mr. Naouri, see “Item 6. Directors, Senior Management and Employees.” For more information about our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”;
•	“Casino Group” are to Casino and its subsidiaries;
•	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil;
•	“CBD ADSs” are to ADSs, each representing one common share of CBD;
•	“CBD ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the CBD common shares underlying the CBD ADSs;
•	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);
•	“Corporate Reorganization” are to, collectively, the series of internal corporate transactions completed by CBD and Sendas on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off”;
•	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);
•	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;
•	“Éxito Acquisition” are to our acquisition of 96.57% of the shares of Éxito through a cash tender offer on the Colombian Securities Exchange. The Éxito Acquisition was completed on November 27, 2019. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Éxito Acquisition”;
•	“Éxito Group” are to Éxito and its consolidated subsidiaries;
•	“Exchange Act” are to the U.S. Exchange Act of 1934, as amended;
ii

•	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	“NYSE” are to the New York Stock Exchange;
•	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;
•	“Securities Act” are the U.S. Securities Act of 1933, as amended:
•	“Sendas ADSs” are to ADS, each representing one Sendas common share;
•	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;
•	“Sendas common shares” are to common shares of Sendas;
•	“Sendas Deposit Agreement” are to the deposit agreement dated February 19, 2021, entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;
•	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;
•	“Separation” refers to our separation from CBD. On December 14, 2020, we entered into a Separation Agreement with CBD to provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off”; and
•	“Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas common shares were distributed on March 3, 2020, and the Sendas ADSs were distributed on March 5, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off.”

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This annual report includes financial information derived from our audited historical consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited consolidated financial statements.”

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

Adoption of IFRS 16 - Leases

Effective on January 1, 2019, we adopted IFRS 16 – Leases, which sets out the principles for the recognition, measurement, reporting and disclosure of leasing operations, and requires lessees to account for all leases according to a single model on their balance sheets, similar to accounting for finance leases pursuant to IAS 17. We have adopted IFRS 16 – Leases using the full retrospective method of adoption, with the date of initial application of January 1, 2019. For more information, see note 5 to our audited consolidated financial statements.

Restatement of 2019 Financial Statements

On December 31, 2020, we completed the Corporate Reorganization (defined below), pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we restated our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. See note 4 of our consolidated financial statements included elsewhere in this annual report.

The Corporate Reorganization and the Spin-Off

On December 31, 2020, we completed a corporate reorganization pursuant to which we transferred all of our equity interest in Éxito to CBD, and CBD transferred certain assets to us. We refer to these internal corporate transactions collectively as the “Corporate Reorganization.” For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off—Corporate Reorganization.” In addition, on December 14, 2020, we entered into a Separation Agreement with CBD to effect our separation from CBD, which we refer to as the “Separation,” and provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.”

On December 31, 2020, an extraordinary general shareholders’ meetings of CBD and Sendas approved the distribution of substantially all of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. We refer to this distribution as the “Spin-Off.” As a result of this approval, for purposes of Brazilian law, Sendas was technically no longer a subsidiary of CBD as of December 31, 2020. On February 19, 2021, the SEC declared effective the registration statement on Form 20-F to register the Sendas common shares, each represented by ADSs, under the Exchange Act, in connection with the trading of the Sendas ADSs on the NYSE.

iv

The Sendas common shares were distributed on March 3, 2020, and the Sendas ADSs were distributed on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3” The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off.”

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this annual report from reais into U.S. dollars. The exchange rate used to translate such amounts was R$5.1967 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2020, as reported by the Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors, it is not in accordance with generally accepted accounting principles and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Market and Industry Data

We obtained the statistical data and information relating to the markets where we operate from reports prepared by government agencies and other publicly-available sources, including the Brazilian Supermarket Association (Associação Brasileira de Supermercados) and the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Brands

This annual report includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this annual report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

v

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•         the economic, financial, political and social effects of the COVID-19 pandemic (or other pandemics, epidemics and similar crises) particularly in Brazil and in other Latin American countries where we operate, and to the extent that they continue to cause serious negative macroeconomic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—D. Risk Factors;”

•         global economic conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

•         the impacts of the COVID-19 pandemic on customer demand, as well as on our expected results of operations, financial condition and cash flows our ability to sustain or improve our performance;

•         competition in the sectors in which we operate;

•         Brazilian government regulation and tax matters;

•         adverse legal or regulatory disputes or proceedings;

•         our ability to implement our strategy, including our digital transformation initiatives;

•         credit and other risks of lending and investment activities;

•         our ability to expand our operations outside of our existing markets; and

•         other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.       Selected Financial Data

Selected Financial and Operating Data

The following selected financial and operating data have been derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected financial data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements that are not included in this annual report.

Effective on January 1, 2019, we adopted IFRS 16 – Leases, which sets out the principles for the recognition, measurement, reporting and disclosure of leasing operations, and requires lessees to account for all leases according to a single model on their balance sheets, similar to accounting for finance leases pursuant to IAS 17. We have disclosed the retrospective effects of our adoption of IFRS 16 – Leases on our financial statements as of and for the year ended December 31, 2018. However, our consolidated financial statements and financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have not been retroactively restated to adjust for IFRS 16 – Leases. Accordingly, the following selected financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 may be of limited comparability with the selected financial data for subsequent dates and periods.

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we restated our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. See note 4 of our consolidated financial statements included elsewhere in this annual report. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off—Corporate Reorganization.”

The following selected financial and operating data should be read in conjunction with our audited consolidated financial statements and the related notes thereto and the sections of this annual report captioned “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

	For the year ended December 31,
	2020	2020	2019	2018	2017	2016
			(restated)
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Statement of Operations and Comprehensive Income Data:
Net operating revenue	6,936	36,043	28,082	23,017	18,544	15,923
Cost of sales	(5,798)	(30,129)	(23,349)	(18,845)	(15,578)	(13,376)
Gross profit	1,138	5,914	4,733	4,172	2,966	2,547
Selling expenses	(541)	(2,811)	(2,273)	(1,908)	(1,563)	(1,602)
General and administrative expenses	(84)	(435)	(352)	(275)	(235)	(240)
Depreciation and amortization	(97)	(503)	(395)	(313)	(239)	(152)
Share of profit and loss of associates	—	—	—	—	—	16
Other operating expenses, net	(19)	(97)	(11)	(3)	(79)	(71)
Total operating expenses, net	(740)	(3,846)	(3,031)	(2,499)	(2,116)	(2,049)
Operating profit	398	2,068	1,702	1,673	850	498
Net financial result	(85)	(443)	(200)	(120)	(142)	(89)
Income before income taxes	313	1,625	1,502	1,553	708	409
Income tax and social contribution	(84)	(436)	(426)	(477)	(211)	(105)
Net income from continuing operations	229	1,189	1,076	1,076	497	304
Net income from discontinued operations	71	367	(16)	—	—	—
Net income for the year	299	1,556	1,060	1,076	497	304
Net income for the year attributable to:
Controlling shareholders	269	1,398	1,047	1,076	497	304
Non-controlling interest	30	158	13	—	—	—
	299	1,556	1,060	1,076	497	304
Cash flow hedge		—	5	—	—	—
Exchange rate variations of foreign investments	69	358	220	—	—	—
Total comprehensive income for the year	368	1,914	1,285	1,076	497	304
Total comprehensive income for the year/period attributable to:
Controlling shareholders	224	1,165	1,209	—	—	—
Non-controlling interest	144	749	76	—	—	—
	368	1,914	1,285	1,076	497	304

Weighted average shares outstanding (in millions of shares):
Common shares – basic and diluted(2)	268	268	258	173	164	151
Earnings per share of continuing operations (weighted average for the year):
Common shares – basic and diluted (in reais)	1.00	4.43	4.17	6.21	3.02	2.01

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.1967 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Applies the reverse stock split ratio of approximately 12-to-1 that was approved by CBD as sole shareholder on November 10, 2020 to the historical weighted average shares outstanding for all years presented.

	As of December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	680	3,532	5,026	1,411	891	589
Property and equipment	1,439	7,476	14,652	4,655	3,725	2,786
Total assets	3,622	18,821	35,905	10,933	8,184	6,419
Current borrowings and financing	54	280	316	676	22	194
Current debentures	354	1,840	1,156	—	—	—
Noncurrent borrowings and financing	183	952	622	102	451	137
Noncurrent debentures	916	4,759	6,727	—	—	—
Shareholders’ equity	271	1,410	9,701	4,092	3,024	2,259
Capital stock	146	761	4,421	2,351	2,252	1,896

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.1967 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
	For the year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Other Financial Data:
Net cash generated by (used in):
Operating activities	673	3,498	3,159	1,545	1,102	1,062
Investing activities	(921)	(4,787)	(4,370)	(926)	(739)	(349)
Financing activities	(153)	(793)	4,715	(99)	(61)	(689)
Dividends declared and interest on shareholders’ capital per share:
Common shares (in R$ or US$, as the case may be)	0.25	1.47	1.15	0.66	0.49	0.93
Capital expenditures(2)	316	1,644	(1,409)	(948)	(740)	(506)

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.1967 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets (principally software and commercial rights), as reflected in the consolidated statement of cash flows.

The operating data presented below excludes information relating to the Éxito Group.

	As of and for the year ended December 31,
	2020	2020	2019	2018	2017	2016
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(2)		39,197	36,045	29,922	26,375	21,083
Total square meters of selling area at year/period end		809,061	712,614	597,988	505,737	420,826
Number of stores at period end(3)		184	166	144	126	107
Net operating revenue per employee(2)	176,457	916,993	771,183	765,277	699,146	687,156
Net operating revenue for Assaí stores (in millions of R$ or US$, as the case may be)	6,917	35,943	27,797	22,899	18,440	14,487
Average monthly net operating revenue per square meter(4)	778	4,043	3,671	3,574	3,430	3,107
Average ticket amount	39	201	165	158	157	156
Average number of tickets per month (in millions)		14.9	14.1	12.1	9.8	7.7

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.1967 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(3)	Excludes gas stations.
(4)	Calculated using the average of square meters of selling area on the last day of each month in the period.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this annual report, in evaluating our company, the Sendas common shares and the Sendas ADSs. The following risk factors could adversely affect our business, financial condition, results of operations and the price of the Sendas common shares and the Sendas ADSs.

Risks Relating to the Spin-Off

The Spin-Off may not be successful and as an independent, publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of CBD.

As a result of the Spin-Off, we are a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the Separation and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

As a separate public company, we are a smaller and less diversified company than CBD, and we may not have access to financial and other resources comparable to those available to CBD prior to the Separation and the Spin-Off. We cannot predict the effect that the Spin-Off will have on our relationship with partners or employees or our relationship with government regulators. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off is expected to provide the following benefits, among others:

•	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different opportunities and business models;
•	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure and permit CBD to focus on the quality of products and services, customer convenience and the overall customer experience, while permitting Sendas to focus on supply chain issues, reduction in the number of stock-keeping units, or SKUs, and basic service needs;
•	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and
•	create value for stakeholders as the intrinsic value of each separate company is recognized by investors based on the attributes and performance of the separate companies.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•         the Separation will require significant amounts of management's time and effort, which may divert management's attention from operating and growing our business;

•         we may be more susceptible to market fluctuations and other adverse events than if we were still a part of CBD; and

•         our business will be less diversified than the CBD business prior to the Spin-Off.

If we fail to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, our business, financial conditions and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

Our historical financial information may not fully reflect the increased costs associated with operating as a standalone public company or the effects of our financial strategy, which is distinct from the strategy employed by CBD. In addition, for certain of the periods covered by our historical financial statements, our business was operated within legal entities which hosted portions of other CBD businesses, such as the Éxito Group. We urge you to carefully consider the basis on which our historical financial information included herein was prepared and presented as such results may not be a reliable indicator of our future performance, or the performance of any of our businesses.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company.

As a subsidiary of CBD, we historically relied on financial (including financial and compliance controls) and certain legal, administrative and other resources of CBD to operate our business. In particular, CBD historically provided us with services across the following service domains: treasury, legal, financial controlling and accounting, human resources operations and real estate. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Agreements with CBD—Cost Sharing Agreement.”

In connection with the Spin-Off, we are creating our own financial, administrative, corporate governance and listed company compliance and other support systems, including for the services CBD had historically provided to us, or may be required to contract with third parties to replace CBD systems that we are not establishing internally. This process may be complex and time consuming. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions.

These corporate functions fall beyond the scope of the operational service domains formerly provided by CBD and will require us to develop new standalone corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the additional corporate services that CBD historically provided us prior to the Spin-Off. CBD will continue to provide support for certain administrative functions after the Spin-Off for approximately one year pursuant to the Separation Agreement we entered into with CBD. Any failure or significant downtime in our own financial, administrative or other support systems or in the CBD financial, administrative or other support systems during the transitional period in which CBD provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on our information technology systems. For example, a significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the separation of our information technology systems from CBD to be complex, time consuming and costly. There is also a risk of data loss in the process of separating information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

Further, as a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as a subsidiary of CBD. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including setting forth rules regarding corporate governance practices. For example, Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley.

We currently test our internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of CBD. However, doing so as a standalone entity may require our management and other personnel to devote a substantial amount of time to comply with these requirements and also increase our legal and financial compliance costs. In particular, compliance with Section 404 of Sarbanes-Oxley will require a substantial accounting expense and significant management efforts. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Furthermore, the listing of our shares on the B3 and the NYSE require us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, will require more time and effort from management.

The transitional services CBD has agreed to provide us may not be sufficient for our needs. In addition, we or CBD may fail to perform under various transaction agreements that will be executed as part of the Separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Spin-Off, we entered into a Separation Agreement and other related agreements with CBD. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” The Separation Agreement provides for the performance of key business services by CBD for our benefit for a period of time after the Spin-Off, including services performed by the following departments: treasury, insurance, human resources, marketing/media and information technology, among others. All expenses and costs incurred by the parties in relation to the shared resources, including full labor costs and social security charges, depreciation charges for fixed assets and general expenses will be periodically allocated between the parties in proportion to the shared resources effectively used according to the criteria agreed between the parties. The costs and expenses are calculated, approved and charged on a quarterly basis. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties, including our ability to obtain redress.

We will rely on CBD to satisfy its performance and payment obligations under these agreements. If CBD is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with CBD expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Risks Relating to our Industry and Us

We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.

We operate in the cash and carry (atacado de autosserviço) sector of the Brazilian retail industry, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, especially from those that operate in the informal segment of the Brazilian economy. We also compete with large chains in the cash and carry sector. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. See “Item 4. Information on the Company—B. Business Overview—Competition.” Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including by adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices) or otherwise adjust to changing consumer habits and preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

We face increasing competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition.

In recent years, sales of food, clothing and home appliances over the internet have increased significantly in Brazil, and we expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, Amazon recently announced that it would focus more resources on its Brazilian business. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as cash and carry stores, supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass intermediaries in the cash and carry segment and deliver products directly to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue, especially as a result of the COVID-19 pandemic.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

We cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet businesses. If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Brazilian cash and carry industry have experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the cash and carry sector depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate reached 13.5% in 2020, compared to 11.9% in 2019 and 12.3% in 2018. These circumstances have not been noticeably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which reached 2.0%, 4.5% and 6.5% in December 2020, 2019 and 2018, respectively.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if Brazilian government policy restricts the granting of credit to consumers.

Additionally, we are involved through FIC in extending credit to customers through our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—B. Business Overview—FIC.”

FIC is subject to the risks normally associated with providing financing services, including the risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to the cost and maturity of financing to customers, which could have a material adverse effect on us.

Furthermore, FIC is a financial institution regulated by the Central Bank and is therefore subject to extensive regulation. The regulatory structure of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

•	minimum capital requirements;
•	requirements for investment in fixed capital;
•	credit limits and other credit restrictions;
•	accounting requirements;
•	intervention, liquidation and/or temporary special management systems; and
•	interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a competitor without financial operations.

We are dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are dependent on credit card sales. For the years ended December 31, 2020 and 2019, 46% and 50%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Our business depends on our strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands, such as Assaí, contribute significantly to the success of our business. The Assaí brand was ranked the 19th most valuable brand in Brazil, according to a study entitled “Most Valuable Brazilian Brands 2020” published by global brand consultant Interbrand in 2020. According to this study, the Assaí brand is valued at approximately R$580 million. We were also named the most admired company in Brazil by popular vote in the 2020 edition of Exame magazine’s “Melhores e Maiores” (“Best and Biggest”) survey. Exame magazine’s annual survey ranks more than 1,000 Brazilian companies under various categories. “Melhores e Maiores” is considered one of the most prestigious corporate awards in Brazil. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A diminution in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

A detailed discussion of the measures taken by the Brazilian government to combat the health and economic impacts of COVID-19, as well as the impacts of the COVID-19 pandemic on our business and results of operations, can be found See in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry—COVID-19,” for a detailed discussion of the impacts of COVID-19 on our business and results of operations.

While we have not experienced significant disruptions thus far from the COVID-19 outbreak, we are unable to accurately predict the future impact that COVID-19 will have due to numerous uncertainties, including: (1) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (2) evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (3) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; and (4) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of COVID-19 or similar disease outbreak.

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

•	To the extent that the additional emergency aid offered by the Brazilian government to informal workers, independent small businesses and the unemployed in March 2021 to combat the economic crisis caused by the COVID-19 pandemic is not extended, that may generate some reduction in customers’ average ticket, especially those dependent of such government aid, which may reduce our revenues.
•	We cannot assure you that the emergency health measures we have adopted will continue to be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs.
•	If individual states and municipalities continue to implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores.

•	In case we face a worsening in the pandemic situation in the future, we may require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs. In March 2021, amid escalating COVID-19 cases, hospitalization and deaths, many states and municipalities in Brazil reinstituted strict lockdown measures. In São Paulo, for example, a statewide lockdown was imposed from March 6, 2021 to March 19, 2021.
•	If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

These and other impacts of the COVID-19 pandemic could also have the effect of heightening many of the other risk factors described herein, including but not limited to “—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income”, “—We face increasing competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition”, “The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles”, “Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business”.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot guarantee that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation system and infrastructure in Brazil to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

Approximately 33% of our products are distributed through our 10 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes (such as the May 2018 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores. For more information on our distribution and logistics operations, see “Item 4. Information on the Company—B. Business Overview—Distribution and Logistics.”

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We maintain what we believe to be reasonable and adequate technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

Currently, the processing of personal data in Brazil is regulated by a series of laws, such as the Federal Constitution, the Consumer Protection Code (Law No. 8,708/90) and the Internet Civil Registry (Law No. 12,965/14). Failure to comply with provisions of these laws, especially in connection with: (1) providing clear information on the data processing operations performed by us; (2) respect for the purpose of the original data collection; (3) legal deadlines for the storage of user data; and (4) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

The General Data Protection Act (Law No. 13,709/18), or GDPA, became effective on September 18, 2020, except for the administrative sanctions provided thereunder, which will become effective on August 1, 2021. The GDPA establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. In the event of non-compliance with the GDPA, we may be subject to administrative penalties, including blockage or elimination of the personal data to which the infraction relates, the suspension or blockage of activities relating to personal data and fines of up to R$50 million, as well as legal proceedings, which may materially adversely affect us, including damage to our reputation. The ANPD may revise data protection standards and proceedings based on the GDPA in the future, and the public prosecutor’s office, consumer protection agencies and the judiciary will have significant roles in the interpretation and application of the GDPA.

In preparation for our compliance with the GDPA, we have reviewed our internal policies and procedures. However, given its recent effectiveness, the lack of regulation of critical aspects of the GDPA by the ANPD and the uncertainty about the possible interpretations of the GDPA by different agents, we cannot guarantee that we will not be exposed to litigation or subject to sanctions with respect to the GDPA in the future.

The Casino Group has the ability to direct our business and affairs.

We are a wholly-owned subsidiary of CBD. As of April 22, 2021, the Casino Group was the beneficial owner of 41.17% of the total capital stock of CBD. The Casino Group has the power, through CBD, to: (1) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; and (2) determine the outcome of the vast majority of actions requiring shareholder approval. Accordingly, the Casino Group is considered to be our controlling shareholder pursuant to Brazilian Corporate Law. The Casino Group’s interests and business decisions may prevail over those preferred by our other shareholders or ADS holders.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that pending legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our management in consultation with external legal advisors. Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” and note 20 to our audited consolidated financial statements included in this annual report for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the administration of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operations.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals.

The Brazilian Anti-Corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the violator to penalties both in administrative and civil law. The Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.

Additionally, French Law No. 1,691, of December 2016, or the Sapin II Law, relates to transparency, preventing corruption and the modernization of economic activity, and stipulates that companies must establish an anti-corruption program to identify and mitigate corruption risks. Under the Sapin II Law, among others, any legal entity or individual may be held criminally liable for offering a donation, gift or reward with the intent to induce a foreign public official to abuse their position or influence to obtain an undue advantage. The Sapin II Law is applicable to companies belonging to a group whose parent company is headquartered in France and whose workforce includes at least 500 employees worldwide. As such, the Sapin II Law applies to us. The key anti-corruption provisions of the Sapin II Law have been in force since June 1, 2017.

Our policies mandate compliance with these anti-corruption laws. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.

Failure to comply with anti-corruption laws to which we are subject or any investigations of misconduct, or enforcement actions may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on us and our reputation.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs. If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in net revenue and results of operations as well as in the trading price of the Sendas common shares and the Sendas ADSs.

Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business.

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and meat products mainly from five suppliers. The products provided by these suppliers represented approximately 10% of our total sales for the year ended December 31, 2020. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

In addition, some of our principal suppliers are currently involved in Lava Jato investigation and developments in the related investigations or possible convictions of such suppliers may adversely affect their ability to supply products to us and, consequently, our sales levels for such products. For more information, see “—Risks Relating to Brazil— Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the Sendas common shares and the Sendas ADSs” below.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of federal, state and municipal laws and regulations relating to the preservation and protection of the environment. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

Our indebtedness could adversely affect our business.

As of December 31, 2020, we had total borrowings and financing and debentures of R$7,831 million, of which R$2,120 million was classified as current borrowings and financing and debentures and R$5,711 million was classified as non-current borrowings and financing and debentures. If we are unable to repay or refinance our current or non-current borrowings and financing and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

•	make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;
•	limit our ability to obtain additional financing to operate our business;
•	require us to dedicate a substantial portion of our cash flow to serve our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility to plan for, and react to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage relative to some of our competitors that have less debt than us;
•	make us more vulnerable to increases in interest rates, resulting in higher interest costs in respect of our floating rate debt; and
•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates, lower cattle and hog prices or a downturn in our business or the economy.

In addition, any business that we acquire by borrowing additional funds may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business, require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements, and place us at a competitive disadvantage relative to some of our competitors that have less debt than us.

Certain of our debt instruments contain covenants that could limit our ability to operate our business and have other adverse consequences.

Certain of our debt instruments contain financial covenants that require us to maintain specified financial ratios, measured on a quarterly basis. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness” for more information. Complying with these financial covenants may require that we take action to reduce debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these financial ratios. We may not meet these ratios, and our creditors may not waive any failure to meet them. In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the legally required minimum dividend.

Our failure to comply with any of these covenants could result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facilities could result in an event of default under other debt agreements. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt agreements if accelerated upon an event of default, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt agreements.

Risks Relating to Brazil

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian economy. Since December 2019, a novel strain of coronavirus that causes the disease known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and they have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, reflecting the scale of investor’s risk aversion, the stock market triggered several automatic suspensions, known as circuit breaker, and the benchmark index of about 70 stocks traded on the B3, or the Ibovespa index, fell 36.9% from January 1, 2020 to March 31, 2020, following the trend of international stock markets mainly related to the beginning of the pandemic. After a decrease of 17.8% in the first half of 2020, the Ibovespa index recovered strongly and increased 3.3% by the end of the year.

The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries are implementing relief plans to reduce the effects of COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that COVID-19 may cause on the price and performance of our securities. Any material change in the Brazilian and international financial markets or the Brazilian economy as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us and the trading price of the Sendas common shares and the Sendas ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the Sendas common shares and the Sendas ADSs may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

•	economic, political and social instability;
•	increases in the unemployment rate;
•	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);
•	significant increases in inflation or strong deflation in prices;
•	currency fluctuations;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);
•	modifications to laws and regulations according to political, social and economic interests;
•	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);
•	energy and water shortages and rationing;
•	liquidity of domestic capital and lending markets;
•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Such factors are compounded by the overall health and growth of the Brazilian economy. In 2020, Brazil’s gross domestic product, or GDP, decreased by 4.1%. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the Sendas common shares and the Sendas ADSs.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies.

Brazilian markets have experienced heightened volatility due to uncertainties from ongoing investigations into money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. The effects of the Lava Jato investigation and other investigations of corruption had and continue to have an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future.

In addition, any difficulty by the Brazilian government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and demonstrations or strikes, which could adversely affect us. Uncertainties relating to the implementation by the government of changes related to monetary, fiscal and social security policies, as well as to related laws may contribute to economic instability. These uncertainties and additional measures may heighten the volatility of the Brazilian securities market, including in relation to the Sendas common shares and the Sendas ADSs.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the Sendas common shares and the Sendas ADSs.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), was 23.1% in 2020, 7.31% in 2019 and 7.54% in 2018. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 4.52% in 2020, 4.31% in 2019 and 3.75% in 2018, according to IBGE.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business and increase the payments on our indebtedness. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Recently, the Brazilian Monetary Policy Committee (Comitê de Política Monetária) decreased official interest rates, which have reached historical record lows. We cannot assure that interest rates will remain at current low levels in the future. Any future measures adopted by the Brazilian government, including further reduction in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, which could have a negative effect on net operating revenue. Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Any further downgrading of Brazil’s credit rating may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

Standard & Poor’s initially downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015 and subsequently downgraded it to BB in February 2016, maintaining its negative outlook, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-minus. In February 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020.

Moody’s placed Brazil’s Baa3 sovereign debt credit rating under review in December 2015 and downgraded it to Ba2 with a negative outlook in February 2016, citing the prospect for further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in May 2020.

Fitch initially downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In May 2020, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic.

Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Exchange rate volatility may adversely affect the Brazilian economy and us.

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2018, the real depreciated against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. In 2019, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$4.0301 per US$1.00 as of December 31, 2019. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. On April 22, 2021, the real/U.S. dollar exchange rate was R$5.4970 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the Sendas common shares and the Sendas ADSs. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Developments and the perception of risk in other countries may adversely affect the price of securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs. Trading prices on B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets, adversely affecting the ADSs and our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

Risks Relating to the Sendas Common Shares and the Sendas ADSs

The volatility and illiquidity of the Brazilian securities markets and of the Sendas common shares may substantially limit your ability to sell the Sendas common shares underlying the Sendas ADSs at the price and time you desire.

Investing in securities that are traded in emerging markets, including in Brazil, often involves greater risk and are generally considered to be more speculative in nature than investing in securities traded in the securities markets of more developed countries. These investments are subject to certain economic and political risks, including: (1) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to obtain a total or partial return on their investments; and (2) restrictions on foreign investment and return of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. B3 had a market capitalization of R$4.9 trillion as of December 31, 2019. The ten most traded stocks by volume on B3 during 2019 accounted for approximately 51.6% of total trading on B3 during that period. Conversely, the NYSE had a market capitalization of approximately US$41.0 trillion as of December 31, 2019. Furthermore, the regulations of B3 may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Brazilian securities market may substantially limit the ability of holders of the Sendas common shares underlying the Sendas ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of the Sendas common shares and the Sendas ADSs. If a liquid and active trading market is not developed or maintained, the trading price of the Sendas common shares and the Sendas ADSs may be negatively affected.

We cannot assure you that an active trading market will develop or be sustained for the Sendas common shares or the Sendas ADSs or that we will be able to maintain our listing on the B3 or the NYSE. The trading volume of the Sendas common shares and the Sendas ADSs may be volatile, and holders of the Sendas common shares and the Sendas ADSs may not be able to sell their respective securities following the Spin-Off.

Currently, no public market exists for the Sendas common shares or the Sendas ADSs. We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3, and we intend to apply to list the Sendas ADSs on the NYSE. The listing of the Sendas common shares and the Sendas ADSs on the B3 and the NYSE, respectively, does not guarantee that a market for the Sendas common shares or the Sendas ADSs will develop or be sustained or that we will be able to maintain our listing on the B3 or the NYSE. No assurance can be provided as to the demand for or trading price of the Sendas common shares or the Sendas ADSs following the completion of the Spin-Off.

The trading price of and demand for the Sendas common shares and the Sendas ADSs following completion of the Spin-Off and the development and continued existence of a market and favorable price for the Sendas common shares and the Sendas ADSs will depend on a number of conditions, including:

•	the risk factors described in this annual report;
•	general economic conditions internationally and in Brazil, including changes in interest and exchange rates;
•	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;
•	our businesses, operations, results and prospects;
•	future mergers and strategic alliances;
•	market conditions in the Brazilian cash and carry industry;
•	changes in government regulation, taxes, legal proceedings or other developments;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	investor sentiment toward the stock of companies in our industry in general;
•	announcements concerning us or our competitors;
•	maintenance of acceptable credit ratings or credit quality; and
•	the general state of the securities markets.

Any of these factors may impair the development or sustainability of a liquid market for the Sendas common shares or the Sendas ADSs and the ability of investors to sell the Sendas common shares or the Sendas ADSs at an attractive price. These factors also could cause the market price and demand for the Sendas common shares and the Sendas ADSs to fluctuate substantially, which may negatively affect the price and liquidity of the Sendas common shares and the Sendas ADSs. Many of these factors and conditions are beyond our or our shareholders’ control.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of Sendas common shares and Sendas ADSs could decline.

The trading market for the Sendas common shares and the Sendas ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our businesses. While securities and industry analysts currently cover CBD, securities and industry analysts do not currently cover us, and may never publish research on us. If no securities or industry analysts commence coverage of us, the trading price for the Sendas common shares and the Sendas ADSs would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the Sendas common shares and the Sendas ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Sendas common shares and the Sendas ADSs could decrease, which might cause the price and trading volume of the Sendas common shares and the Sendas ADSs to decline.

Future sales, or the perception of future sales, of substantial amounts of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE, or the anticipation of these sales, could adversely affect the market price of the Sendas common shares and the Sendas ADSs prevailing from time to time or their liquidity and could impair our ability to raise capital through the sale of equity securities.

The market price of the Sendas common shares and the Sendas ADSs could decline significantly as a result of sales (or anticipated sales), including by the Casino Group, of a large number of shares of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE. The perception that these sales might occur could depress the market price of the Sendas common shares or the Sendas ADSs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD will become shareholders of Sendas.

If you exchange the Sendas ADSs for Sendas common shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

Holders of Sendas ADSs will benefit from the electronic certificate of foreign capital registration obtained by the Sendas ADS Custodian in Brazil for the Sendas common shares underlying the Sendas ADSs, which will permit the Sendas ADS Custodian to convert dividends and other distributions with respect to the Sendas common shares into U.S. dollars and remit the proceeds abroad. If you surrender your Sendas ADSs and withdraw Sendas common shares, you will be entitled to continue to rely on the Sendas ADS Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the Sendas common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell common shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the Sendas common shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes. See “Item 10. Additional Information—D. Exchange Controls.”

Holders of Sendas ADSs are not entitled to attend shareholders’ meetings and may only vote through the Sendas Depositary.

Under Brazilian law, only shareholders registered as such in Sendas’s corporate books may attend Sendas’s shareholders’ meetings. All Sendas common shares underlying the Sendas ADSs are registered in the name of the Sendas Depositary. Consequently, a holder of Sendas ADSs is not entitled to attend Sendas’ shareholders’ meetings. Holders of Sendas ADSs may exercise the voting rights with respect to Sendas common shares only in accordance with the deposit agreement relating to the Sendas ADSs. There are practical limitations upon the ability of holders of Sendas ADSs to exercise their voting rights due to the additional steps involved in communicating with holders of Sendas ADSs. For example, Sendas is required to publish a notice of Sendas’s shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of Sendas common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of Sendas ADSs will receive notice of a shareholders’ meeting by mail from the Sendas Depositary following Sendas’s notification to the Sendas Depositary of the shareholders’ meeting and Sendas’s request that the Sendas Depositary inform holders of Sendas ADSs of the shareholders’ meeting. To exercise their voting rights, holders of Sendas ADSs must instruct the Sendas Depositary on a timely basis. This voting process will take longer for holders of Sendas ADSs than for holders of Sendas common shares. If the Sendas Depositary fails to receive timely voting instructions for all or part of the Sendas ADSs, the Sendas Depositary will assume that the holders of those Sendas ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their Sendas ADSs, except in limited circumstances.

We cannot assure you that holders of Sendas ADSs will receive the voting materials in time to ensure that such holders can instruct the Sendas Depositary to vote the Sendas common shares underlying their Sendas ADSs. In addition, the Sendas Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Sendas ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of Sendas ADSs may not be able to exercise voting rights, and they will have no recourse if the Sendas common shares underlying their Sendas ADSs are not voted as requested.

Holders of Sendas ADSs may not be entitled to a jury trial with respect to claims arising under the Sendas Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Sendas Deposit Agreement provides that, to the fullest extent permitted by law, holders of Sendas ADSs irrevocably waive, to the fullest extent permitted by applicable law, the right to a jury trial with respect to any claim that they may have against us or the Sendas Depositary arising out of or relating to the Sendas common shares, the Sendas ADSs or the Sendas Deposit Agreement, including any claim under the U.S. federal securities laws.

If we or the Sendas Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Sendas Deposit Agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the Sendas Deposit Agreement with respect to any legal suit, action or proceeding brought by the holders of Sendas ADSs against or involving us or the Sendas Depositary. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Sendas Deposit Agreement and the Sendas ADSs. It is advisable that you consult your legal counsel regarding the jury waiver provision before entering into the Sendas Deposit Agreement.

If you or any other holders or beneficial owners of Sendas ADSs bring a claim against us or the Sendas Depositary in connection with matters arising under the Sendas Deposit Agreement or the Sendas ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the Sendas Depositary. If a lawsuit is brought against us or the Sendas Depositary under the Sendas Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Sendas Deposit Agreement with a jury trial. No condition, stipulation or provision of the Sendas Deposit Agreement or the Sendas ADSs serves as a waiver by any holder or beneficial owner of Sendas ADSs or by us or the Sendas Depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You might be unable to exercise preemptive rights with respect to the Sendas common shares underlying the Sendas ADSs, as a result of which your investment may be diluted.

You will not be able to exercise the preemptive rights relating to the Sendas common shares underlying the Sendas ADSs unless a registration statement under the Securities Act is effective with respect to the securities to be issued upon the exercise of those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of Sendas ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the Sendas Depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may issue a substantial number of common shares as consideration for future acquisitions or for any other fundraising needs, and we may choose not to extend preemptive rights to holders of Sendas ADSs.

To the extent that you are not able (or choose not) to exercise pre-emptive rights granted in connection with an issue of Sendas common shares, your proportional shareholding in our company would be diluted.

Holders of Sendas common shares and Sendas ADSs may not receive any dividends.

According to our bylaws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under the Brazilian Corporate Law. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by the Brazilian Corporate Law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition. For further information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

We are a “foreign private issuer” under U.S. securities laws. Accordingly, the corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to foreign private issuers. The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Brazilian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors.

As a foreign private issuer, we will be entitled to rely on exceptions from certain corporate governance requirements of the NYSE. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, holders of Sendas ADSs do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, as a foreign private issuer, we will rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Holders of Sendas common shares and Sendas ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Sendas is incorporated as a corporation under the laws of Brazil, and substantially all of our assets are located in Brazil. In addition, all of our directors and executive officers reside outside the United States and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for holders of Sendas common shares or Sendas ADSs to effect service of process within the United States or other jurisdictions outside Brazil upon such persons, or to enforce against such persons judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions. Further, it is unclear if original actions against us, our directors or our officers predicated on civil liabilities based solely upon U.S. federal securities laws may be brought in courts outside the United States, including Brazil. In addition, payment must be made in reais in proceedings brought before the Brazilian courts seeking to enforce obligations against us and any judgment rendered in Brazilian courts in respect of any payment obligations would be payable in reais.

Holders of Sendas common shares are required to resolve disputes with us, our senior management and holders of Sendas common shares only through arbitration in Brazil.

In accordance with our bylaws, all disputes or claims based on our bylaws, the Brazilian Corporate Law or other relevant laws or administrative rules, and concerning matters between holders of Sendas common shares, us, or our directors or officers, must be submitted for arbitration at the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3. The governing law for any such disputes or claims is Brazilian law. Accordingly, shareholders would be required to initiate such arbitration proceedings in Brazil, which could have the effect of discouraging shareholders located outside Brazil from bringing such claims. In addition, arbitration proceedings in Brazil are known to be costlier than other dispute resolution methods, such as court proceedings.

The protections afforded to minority shareholders in Brazil are different, and may be more difficult to enforce, than those in the United States and some European countries.

The protections afforded to minority shareholders in Brazil are different from those in the United States and some European countries. In particular, jurisprudence with respect to shareholder disputes is less developed in Brazil than in the United States and some European countries and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. There is also a substantially less active plaintiffs’ bar for the enforcement of shareholders’ rights in Brazil than there is in the United States. As a result, it may be more difficult in practice for our minority shareholders to enforce their rights against us, our directors or executive officers than it would be for shareholders of a U.S. or European company.

Acquisition, ownership and disposal of Sendas common shares or Sendas ADSs could result in substantial U.S. tax liability for you.

You may be subject to U.S. federal income taxation in connection with the acquisition, ownership and disposal of Sendas common shares or Sendas ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Sendas common shares and the Sendas ADSs.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2020. Further, there can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

Acquisition, ownership and disposal of Sendas common shares or Sendas ADSs could result in substantial Brazilian tax liability for you.

You may be required to pay Brazilian capital gains or other taxes in connection with the acquisition, ownership and disposal of Sendas common shares or Sendas ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”

ITEM 4. INFORMATION ON THE COMPANY

A.       History and Development of the Company

General Corporate Information

Sendas Distribuidora S.A. is a corporation (sociedade anônima) organized under the laws of Brazil and registered with the Brazilian corporate taxpayers’ registry (CNPJ/ME) under registration number 06.057.223/0001-71. Sendas was formed on December 18, 2003 for an indefinite duration.

Sendas is domiciled in Rio de Janeiro, Brazil, and our headquarters are currently located in Rio de Janeiro, Brazil at the following address: Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, 22775-005, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 11 3411 5042.

History

We were founded in 1974, with the opening of the first Assaí Atacadista store, a wholesaler with a focus on supplying small businesses. In 2007, we were partially acquired by CBD, which is controlled by the Casino Group, a French conglomerate and world leader in food retail. In 2011, we became a wholly-owned subsidiary of CBD. Prior to CBD’s acquisition of us in 2007, we operated exclusively in the state of São Paulo. Following CBD’s acquisition, we began to expand geographically within Brazil. By the end of 2008, we expanded our operations to 28 stores in the states of São Paulo, Rio de Janeiro and Ceará, and by the end of 2011, we operated 59 stores in the states of São Paulo, Rio de Janeiro, Ceará, Tocantins, Pernambuco, Goiás and Federal District.

In 2011, we began to invest in a new store format, with a larger assortment of goods, self-checkout and improved ambiance including covered parking, in-store Wi-Fi, air conditioning and natural lighting. By 2017, we became Casino’s largest brand worldwide (in terms of gross revenue), and in 2018 and 2019 we were named one of Brazil’s Top 25 Brands by Interbrand.

In 2016, CBD underwent a corporate reorganization as a result of which CBD transferred all of its cash and carry stores to us, and we transferred our retail stores to CBD. Following this corporate reorganization, CBD’s cash and carry operations were concentrated in our company.

In 2017, we launched Cartão Passaí, a branded credit card associated with the Assaí banner and began to offer financial services in our stores.

Éxito Acquisition

In 2019, the Casino Group underwent a reorganization to simplify its corporate structure in Latin America. In connection with this reorganization, on November 27, 2019, we acquired 96.57% of the shares of Éxito, a food retailer operating in Colombia, Uruguay and Argentina, through the settlement of a cash tender offer for any and all of the outstanding shares of Éxito conducted through the Colombian Securities Exchange. We refer to this acquisition as the “Éxito Acquisition.” At the time of the Éxito Acquisition, Éxito was a publicly-held company located in Colombia, with Casino as its controlling shareholder. Casino tendered all of its shares of Éxito (representing a 55.3% equity interest in Éxito) to us in the public tender offer. The total purchase price for the shares of Éxito in the tender offer was 7,780.6 billion Colombian pesos, equivalent to approximately R$9.5 billion at the time of the acquisition.

As a result of the Éxito Acquisition, we began to carry out retail operations in Colombia, Uruguay and Argentina, through the following banners: (1) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (2) Devoto, Disco and Géant in Uruguay, and (3) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

On December 31, 2020, CBD completed the Corporate Reorganization pursuant to which Sendas transferred all of its equity interest in Éxito to CBD. As a result of the Corporate Reorganization, our primary focus is our cash and carry business. For more information, see “—The Spin-Off—Corporate Reorganization.”

The Spin-Off

Background

CBD is the largest traditional retailer in the food segment in Brazil. It operates retail stores under a variety of banners and historically has operated in two business segments: the food retail segment and the cash and carry segment. Currently, Sendas operates CBD’s cash and carry business in Brazil under the Assaí banner. On December 31, 2020, as described below, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s food retail businesses in Colombia, Uruguay and Argentina, to CBD. As a result of this internal corporate reorganization, our primary focus is our cash and carry business. The Separation of Sendas from CBD and the distribution of the Sendas common shares described in this annual report are intended to provide CBD shareholders with equity investments in two separate, independent publicly-traded companies that will be able to focus on each of their respective businesses. CBD and Sendas expect that the Spin-Off will result in enhanced long-term performance of each business for the reasons discussed in “—Reasons for the Spin-Off” below.

Corporate Reorganization

On December 31, 2020, CBD completed the Corporate Reorganization, consisting of the internal corporate transactions described below:

•	Sendas engaged in the Exchange Transaction with CBD in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and
➢	the Real Estate Assets, consisting of five parcels of real estate, in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.
•	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).
•	Sendas distributed certain assets to CBD in the net amount of R$20 million.
•	CBD conducted the following capital contributions:
➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;
➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and
➢	CBD contributed R$500 million in cash to Sendas

In addition, on December 14, 2020, we entered into a Separation Agreement with CBD, which provides a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” Pursuant to the Separation Agreement, Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$127 million.

Set forth below are simplified structure charts showing CBD and its relevant subsidiaries, including Sendas and Éxito, and equity interests: (1) immediately prior to the Corporate Reorganization; and (2) immediately following the Corporate Reorganization.

Pre-Corporate Reorganization

Post-Corporate Reorganization

On March 3, 2021, CBD completed the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas ADSs were distributed to holders of CBD ADSs on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3” The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021.

Set forth below is a structure chart showing CBD and Sendas and their relevant subsidiaries immediately following the Spin-Off:

Post Spin-Off

For additional information on our share capital following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Reasons for the Spin-Off

We believe that the Spin-Off will provide a number of benefits to our shareholders, including:

•	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different opportunities and business models;
•	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure and permit CBD to focus on the quality of products and services, customer convenience and the overall customer experience, while permitting Sendas to focus on supply chain issues, reduction in the number of SKUs and basic service needs;
•	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and
•	create value for stakeholders as the intrinsic value of each separate company is recognized by investors based on the attributes and performance of the separate companies.

We cannot assure you that following the Spin-Off any of the benefits described above or otherwise in this annual report will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—D. Risk Factors.”

Recent Developments

Completion of the Spin-Off

On March 3, 2021, CBD completed the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas ADSs were distributed to holders of CBD ADSs on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3” The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021. For more information about the Spin-Off, see “—History—The Spin-Off.”

Approval of Second Issuance of Debentures

On April 22, 2021, our board of directors approved our second issuance of non-convertible, unsecured debentures in up to two series, in an aggregate amount of up to R$1.2 billion. These debentures will be offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. The debentures of the first series will accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity, which will be five years from their issuance date. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series will accrue interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity, which will be seven years from their issuance date. The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity. The allocation of principal between the first and second series will be determined upon the conclusion of the bookbuilding process. This annual report does not constitute an offer to sell our second issuance of non-convertible, unsecured debentures. Offers and sales of our debentures will take place in accordance with Brazilian law pursuant to offering materials to be distributed in Brazil.

Approval of Dividend Distribution

At the general shareholders’ meeting held on April 28, 2021, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$348.4 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2020. This amount corresponds to R$1.29846211682919 per Sendas common share. Of the total amount, R$263.5 million was paid on November 27, 2020 as interest on shareholders’ equity, and R$84.9 million will be payable as follows: (1) on June 7, 2021, to holders of Sendas common shares on April 28, 2021; and (2) on June 14, 2021, to holders of Sendas ADSs on April 30, 2021. The residual amount payable corresponds to R$0.31654126223623 per Sendas common share.

Capital Expenditures and Investment Plan

Our capital expenditures and investment plan for 2021 contemplates capital expenditures and investments of R$1.7 billion, primarily relating to opening of new stores, store conversions and store renovations. In 2020, we invested R$1,299 million in our operations, a decrease of 2.4% compared to R$1,329 million in 2019. This investment was principally due to the opening of new stores. In 2020 and 2019, we opened 19 stores and 22 stores, respectively, which reinforced our confidence in the execution of our business strategy. In addition, we entered into several sale and leaseback transactions pursuant to which between May and July 2020, we sold 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba, for the total amount of R$551 million, to certain funds managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

Our investments since January 1, 2018 have included:

Opening of new stores – From January 1, 2018 to December 31, 2020, we organically opened or converted 59 Assaí stores in Brazil. For more information about our stores, see “Item 4. Information on the Company—B. Business Overview—Sales Channels—Our Stores.”

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfitted our stores with advanced information technology systems.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology in the last three years. For more information on our information technology, see “—B. Business Overview—Information Technology.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$)

Opening of new stores	1,005	1,058	680
Renovation of existing stores	151	118	197
Information technology	63	63	62
Distribution facilities and other	70	61	68
Non-cash effects:
Financing assets	10	29	(59)
Total investments	1,299	1,329	948

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy, including the continuing effects of the COVID-19 pandemic on the Brazilian economy and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is www.assai.com.br. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this annual report.

B.       Business Overview

Overview

We are the largest pure cash and carry player in Brazil in terms of consolidated gross revenue. For the year ended December 31, 2020, our net operating revenue totaled R$36.0 billion. Our cash and carry operations involve sales of more than 8,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others. Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals. We sell our products at our brick-and-mortar stores and via telesales (in-store pick-up).

As of December 31, 2020, we operated a total of 184 stores under the Assaí banner, having a total selling area of approximately 809 thousand square meters. Our stores are located throughout 23 Brazilian states and the Federal District. In addition, we have a logistics infrastructure that is supported by 10 distribution centers and warehouses across Brazil.

We are evolving in our digital transformation through the development of a seamless buying experience. We are currently investing in: (1) Wi-Fi infrastructure in all of our stores; (2) self check-out; (3) sales through digital applications; and (4) shipping through our telesales channel.

We also hold an indirect minority equity interest in FIC, a Brazilian company that operates financial services in our stores and CBD’s stores with exclusive rights to offer credit cards, financial services and insurance policies (except for extended warranties).

Principal Markets

We generate all of our operating revenue in Brazil. Prior to the Corporate Reorganization, which was completed on December 31, 2020, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. The Éxito Group operation are presented as discontinued operations in our consolidated financial statements included in this annual report. For more information about the Éxito Acquisition, see “—A. History and Development of the Company—History—Éxito Acquisition.” As a result of the Corporate Reorganization, we no longer hold an equity interest in the Éxito Group. For more information about the Corporate Reorganization, see “—A. History and Development of the Company—History—The Spin-Off—Corporate Reorganization.”

Sales Channels

Our Stores

As of April 22, 2021, we operated a total of 185 stores under the Assaí banner in Brazil.

We are constantly evolving our Assaí standard stores, aiming to improve our customers’ purchase experience, by investing in lighting, air conditioning, improved ambiance and location. Our stores are strategically located in Brazil and are characterized by wide aisles, high ceilings and larger cold rooms, which facilitate loading and increase up to six times the storage capacity for goods, allowing for more accessible prices and lower operational costs. Other characteristic features of these standard stores include a larger assortment of goods, larger parking and in-store Wi-Fi. In addition, our in-store processes are automated, lowering our operating costs, allowing a better inventory management and breakdown levels.

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 184 stores we operated as of December 31, 2020, 36 stores ranged from 1 square km to 3 square km of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 78 stores ranged from 3 to 5 square km of selling area, a format we believe is best suited to big families in urban centers; and 70 stores ranged from 5 to 8 square km of selling area, a format we believe is best suited for bulk purchases.

The table below sets forth same store gross sales growth for the periods indicated. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days.

	2015	2016	2017	2018	2019	2020

Same store gross sales	12.0%	19.1%	11.4%	8.3%	6.3%	14.1%

The table below sets forth our average monthly gross revenue per square meter for the period indicated:

	For the year ended December 31,
	2015	2016	2017	2018	2019	2020
	(in R$ thousands)
Average monthly gross revenue per square meter	3.0	3.5	3.8	4.0	4.1	4.4

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2017	126
During 2018:
Opened	16
Closed	—
Converted to	2
As of December 31, 2018	144
During 2019:
Opened	21
Closed	—
Converted to	1
As of December 31, 2019	166
During 2020:
Opened	16
Closed	1
Converted to	3
As of December 31, 2020	184

From January 1, 2021 to April 22, 2021, we opened one new Assaí store.

The following tables set forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated:

	As of December 31, 2020
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	184	809,061	4,397	39,197

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.
	As of December 31, 2019
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	166	712,613	4,293	36,045

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.
	As of December 31, 2018
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	144	597,988	4,153	29,922

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

In addition, the one new Assaí store we opened between January 1, 2021 and April 22, 2021 has a total selling area of 4,300 square meters.

Geographic Distribution of Stores

Our stores are located throughout 23 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 56.3% and 59.4% of our net operating revenue for the years ended December 31, 2020 and 2019, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 43.7% and 40.6% of our net operating revenue for the years ended December 31, 2020 and 2019, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of December 31,
	2020	2019
North	11	10
Midwest	18	17
Southeast	101	92
Northeast	49	42
South	5	5
Total	184	166

In addition, the one new Assaí store we opened between January 1, 2021 and April 22, 2021 is located in the Southeast region of Brazil.

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 9.5% and 8.7% of our total sales for the years ended December 31, 2020 and 2019, respectively.

Credit Sales

For the years ended December 31, 2020 and 2019, 47% and 50%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 47% and 50% of our net operating revenue for the years ended December 31, 2020 and 2019, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 10% of our net operating revenue for each of the years ended December 31, 2020 and 2019. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores and CBD’s stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years, and as of December 31, 2020 and 2019, FIC had a portfolio of 3.2 million, 3.6 million and 3.6 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of December 31, 2020, more than 1.2 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,
	2018	2019	2020
	(in thousands)
Number of accounts	613	1,048	1,273

We and CBD each hold 50% of Bellamar, a holding company the only asset of which is an investment in 35.76% of the shares of FIC. Itaú Unibanco and Via Varejo S.A. (a former subsidiary of CBD) hold 50% and 14.24%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

We acquired 50% of the shares of Bellamar on December 31, 2020 in connection with the Corporate Reorganization.

We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming to provide them with benefits and convenience.

Our Customers

Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals. We sell our products at our brick-and-mortar stores and via telesales (in-store pick-up).

We had approximately 179.2 million customers as of December 31, 2020, an increase of 151% from December 31, 2015.

The table below sets forth our total number of customers for the periods indicated:

	For the year ended December 31,
	2015	2016	2017	2018	2019	2020
	(in millions)
Total number of customers	71.4	92.6	117.5	145.1	168.8	179.2

Among our customers, in 2019 approximately 61% are classified as income Class C, 25% as income Class A and B and 14% as income Class D and E. Due to the COVID-19 pandemic, we have not been able to conduct a field study to update these figures in 2020. We expect to resume this activity in 2021. For more information about the different income level classifications of Brazilian households, see “—Industry.”

Marketing

Our marketing strategy aims to retain our customers and attract new customers through our value proposition focused on competitive prices, a pleasant shopping experience and a significant assortment of products tailored to the regions where our stores are located. To this end, we promote integrated marketing campaigns aimed at our target audience of traders, processors, large users and end consumers.

Our marketing teams are composed of specialists in branding, media, planning, promotions, events, market intelligence, sustainability and trade marketing. They are dedicated to developing quality offline and digital marketing campaigns.

For the years ended December 31, 2020 and 2019, we spent R$145 million and R$143 million, respectively, on advertising.

Suppliers

Our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 60% of their volume supplied by distribution centers. Accordingly, approximately 70% of our total product volume is supplied directly while 30% of our total product volume is supplied by our 10 distribution centers located in six Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 155,652 square meters.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and help to boost fourth quarter sales. We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday, when we offer specialized products for the occasion, as well as during the month of our banner anniversary, when there is an increase in sales.

Information Technology

We invested R$63.5 million and R$63.0 million in information technology in the years ended December 31, 2020 and 2019, respectively, in connection with our Brazilian operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

Intellectual Property

We consider our various brands to be one of our most valuable assets and we have worked extensively to define the characteristics of the Assaí banner with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil. We believe that Brazilian customers associate the Assaí banner with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2020, our most important trademark (Assaí) was duly registered with INPI, and we had various other trademarks registered or in the process of being registered in Brazil and abroad. We did not have any registered patents as of December 31, 2020.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

The cash and carry sector was created in order to serve customers within a market niche that was reached neither by self-service retail nor by direct wholesale.

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 5.2% of Brazil’s GDP in 2019, and the food retail industry in Brazil recorded gross revenues of approximately R$378 billion in 2019, representing a 6.4% nominal increase compared to approximately R$356 billion in 2018.

According to data published in February 2021 by ABRAS, in 2020, the food retail sector grew by 9.4% (adjusted for inflation) as compared to 2019.

According to the IBGE, the total population of Brazil was approximately 212 million in July 2020, representing a 0.77% growth since July 2019. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2020, the city of São Paulo had an estimated population of 12.3 million and the city of Rio de Janeiro had an estimated population of 6.7 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46 million, representing 21.9% of the Brazilian population and is our largest consumer market, with 77 stores as of December 31, 2020. The state of Rio de Janeiro is our second largest consumer market, with 22 stores as of December 31, 2020.

During 2019, private consumption in Brazil increased 1.7% while the country’s GDP increased 1.1%. This GDP increase was mainly due to growth in the services segment, especially with respect to the performance of the retail and real estate sectors.

The following table sets forth the different income levels of Brazilian households, according to the 2020 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2020, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	25,554
B1	11,279
B2	5,641
C1	3,085
C2	1,749
D/E	720

According to a study by IPC Maps 2020, Class A households account for only 2.1% of all households, Classes B1 and B2 collectively represent 20.9% of all households, Classes C1 and C2, the most representative in Brazil, collectively represent 48.7% of all urban households and Classes D and E collectively represent 28.3% of all households. In recent years, the average purchasing power and number of Class C, D and E urban households have increased.

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 4.7% from R$998 in January 2019 to R$1,045 in February 2020.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Economic Environment and Factors Affecting Our Results of Operations.”

Competition

The Brazilian cash and carry industry is highly competitive and has grown over the past few years. This development has taken place through important investments made by existing chains, as well as the conversion of supermarkets and hypermarkets into cash and carry stores. For more information about risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.”

Our main competitors are Atacadão, Maxxi, Makro, Fort, Tenda and Roldão, as well as various regional players.

Regulatory Overview

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit and site approval and an inspection certificate from the local fire department, as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business. In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

Environmental and Social Matters

In 2020, we continued to implement our sustainability strategy aiming to be a transforming agent, improving and innovating our way of doing business to build a more responsible and inclusive society following six operating pillars for all of our business units:

•	Valuing our people: being a leading company that promotes diversity, ethics and sustainability through our employees and brands;
•	Managing environmental impact: tackling climate change by innovating and improving the environmental management our businesses;
•	Conscientious consumption and supply: expanding our product offerings and supporting consumers to choose more sustainable products and attitudes;
•	Transforming the value chain: building value chains committed to the environment, people and animal welfare;
•	Engagement with society: being an encouragement agent for the promotion of more inclusive and fair opportunities for all; and
•	Integrated management and transparency: consolidating social, environmental and governance practices in our business model and ensuring ethics and transparency in our relationships with stakeholders.

Highlights for 2020 included the following:

Managing Environmental Impact

In 2020, we published our Environmental Management Policy, which sets forth our principles, commitments and guidelines with respect to sustainability and environmental management under four themes: reducing greenhouse gas emissions; ensuring the sustainable use of natural resources; reducing waste generation; and protecting natural ecosystems and biodiversity.

We link the variable remuneration of our executives to the goal of reducing carbon dioxide emissions from 2021. This is in line with the commitment of our controlling shareholder, the Casino Group, to reduce emissions.

We continue our effort to reduce carbon emissions by improving the energy efficiency of our stores, which has allowed us to reduce our energy consumption per square meter and our carbon footprint over the past few years. We are also committed to investing in clean energy. In the last three years, our six photovoltaic solar plants in operation on the roofs of our stores have generated more than 9 thousand MWh of electricity. In addition, we have started to purchase electricity in the free market in Brazil, which allows us to purchase electricity generated from clean sources such as wind and solar, among others. In 2020, 28% of our total electricity consumption came from renewable clean sources.

We also encourage greater sustainability practices by our customers. To that end, we have expanded the number of recycling stations in our stores, reaching 32 stores in 2020. We have also installed battery collection stations in all of our stores and light bulb collection stations in 75 stores.

We have also expanded our partnerships with food banks to donate fruits and vegetables to social organizations. In 2020, we donated a total of more than 1,100 tons of food from 101 stores, reducing the amount of food sent to landfills.

Transforming the Value Chain

We defined an action plan for our critical supply chain and product categories, which included the following actions in 2020:

•	Combating deforestation: Fighting against deforestation is one of the central themes in the transformation of our value chain. Accordingly, we have implemented a social and environmental policy relating the purchase of beef in order to identify the direct origin of the products we sell in our stores. The purpose of this policy is to ensure that that suppliers from which we purchase products:
o	Do not commit deforestation or convert native vegetation;
o	Do not operate under conditions akin to slavery or permit child labor;
o	Are not sanctioned for violations in connection with deforestation;
o	Do not invade indigenous lands;
o	Do not invade areas of environmental conservation;
o	Are duly registered with the Rural Environmental Registry (Cadastro Ambiental Rural) and possess the necessary environmental licenses.

In accordance with this policy, all of the slaughterhouses from whom we purchase beef must adhere to the “Beef on Track” certification criteria of the NGO Imaflora and approved by the Federal Prosecutor’s Office (Ministério Público Federal), which includes purchasing cattle from farms that use geomonitoring tools. In addition, we conduct audits of each shipment of beef that is supplied to our stores to verify adherence to our socio-economic criteria. Suppliers who do not comply with our social and environmental beef purchasing policy are blocked from supplying products to our stores until the any deficiencies are cured. Since 2017, we have blocked 32 national suppliers due to non-compliance, of which 11 have since cured their deficiencies and 21 remain blocked.

•	Working conditions at international factories: We request social audits from all of our international suppliers from certain high-risk countries in order to ensure compliance with our code of conduct, national laws, International Labour Organisation recommendations and the United Nations’ Universal Declaration of Human Rights. ILO recommendations and the Declaration of Human Rights. In 2020, we audited 100% of our suppliers from countries that required additional scrutiny.

Engaging Society

GPA Institute, our group’s social investment organization, is responsible for establishing guidelines and implementing our strategy for social impact investments. In 2020, several actions of the GPA Institute had a major impact on society, highlighting:

•	Academia Assaí Bons Negócios: A training program for micro and small entrepreneurs, which has issued more than six thousand certificates since the beginning of the program. In 2020, the program certified more than 1,800 entrepreneurs, with more than 800 thousand connections to the virtual platform.
•	Solidarity agenda. Our annual program of actions to encourage our customers to demonstrate solidarity and donate food in our stores was amplified in 2020 due to the COVID-19 pandemic. In 2020, more than 900 tons of food items were donated by our customers in 22 Brazilian states and the Federal District. We also provided aid to thousands of families throughout Brazil through food donations made to more than 160 social institutions.
•	Institutional support for entrepreneurship. In 2020, we had partnerships with various organizations in Brazil that promote entrepreneurship, such as Preta Hub, which promotes the largest Black Entrepreneurship Conference in Latin America; Redes da Maré, which facilitates women’s professional development in gastronomy fields in the community of Maré in Rio de Janeiro; and Vale do Dendê, which develops innovation and entrepreneurship ecosystems the food sector in Salvador, Bahia.

Diversity and Inclusion

Every year, we strengthen our focus on diversity and inclusion and on respect for human rights with a strategic agenda on promoting inclusion, respecting and valuing diversity and combating all forms of violence and discrimination, internally and throughout our value chain. In this respect, we highlight the following initiatives:

•         Diversity and Human Rights Policy. In 2020 we launched our Diversity and Human Rights Policy, with the aim of establishing guidelines related valuing diversity and respect for human rights with respect to our employees, supply chain, service providers and customers. This policy establishes guidelines to fight against discrimination and violence, bringing transparency about our statement and commitments in the search for internal and external environments free from discrimination, which promotes and values respect and equal opportunities for all.

•	Diversity Program. Since 2018, we have had a structured program with the objective of promoting inclusion, affirmative action, respectful dialogue and the appreciation of diversity, with a focus on gender, race, people with disabilities, LGBTQI+ and generations, and on fighting against any and all forms of discrimination.
•	Dialogues about Diversity. Since 2019, we have hosted annual diversity agenda events that are aimed to bring awareness, understanding and visibility to historically underrepresented groups. Programs include internal and external communications, awareness through videos, lectures and other actions that promote diversity and inclusion.

•         Diversity Week: Since 2017, we have annually promoted a week of meetings, lectures with market specialists, business executives, engagement actions, communication and training on valuing and including people with disabilities, races, generations, gender equity, LGBTQIA + including the intersectionality and plurality of these themes.

•	Women’s Week. Since 2019, we have held a women’s week, to celebrate International Women’s Day, during which we host forums with external specialists, leaders and employees on topics that address gender issues and women’s empowerment, including domestic violence, race, careers and maternity/paternity balance challenges and mental health, among others.

•         Diversity Allies’ Group: Composed of leaders from different areas, its mission is to support, promote and sustain the guidelines described in our Diversity and Human Rights Policy.

•	Workshop with private security service providers: Since 2019, we have held a workshop on diversity and human right promotion with all of our service providers in private security (surveillance). The purpose of this meeting was to reinforce to companies which we engage as service providers, our values, strategic guidelines on diversity, inclusion and human rights, as well as the improvement of the processes in assisting our customers. We also discussed our commitment to promote and respect human rights and how we work to foster diversity, respect and inclusion in the workplace for all stakeholders.
•	Prevention and safety workshops. Continuing our commitment to improving processes to ensure the best experience for everyone who regularly visit our stores, since 2015 we have held prevention and safety workshops for our employees who lead our loss prevention departments across the country, with the aim of fostering diversity, respect and inclusion in the workplace.

•         Gender Equity: We aim to promote gender equity through the inclusion of women in leadership positions (management and above). To this end, we have internal policies that provide for the participation of women throughout the hiring process, the development and training of women in middle leadership to accelerate their careers and specific benefits for mothers. In 2020, 29% of our top management positions and 22.6% of our leadership positions (management and above) were held by women. In addition, 5.3% of our employees are people with disabilities.

•         Inclusive leadership and unconscious bias training: Since 2020, we have provided inclusive leadership and unconscious bias training, which we developed in partnership with a specialized consulting firm, for all leaders and technical departments such as human resources, internal communications, marketing, press, customer service, loss prevention and legal.

C.       Organizational Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report:

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.       Property, Plant and Equipment

As of December 31, 2020, we owned 24 stores and two parcels of real estate that may be developed as sites for new stores in the future. As of December 31, 2020, and we leased the remaining 160 stores and the 10 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are usually for a term of five to twenty-five years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value and fixed monthly payments. We have one lease expiring in 2021, which is scheduled to expire in July 2021. This lease is subject to an automatic 10-year renewal unless we decide to terminate it prior to its expiration. We do not expect to terminate this lease agreement. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of December 31, 2020
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	24	107,362	160	701,699	184	809,061
Warehouses	—	—	10	155,642	10	155,642
Total	24	107,362	170	857,341	194	964,703

	As of December 31, 2019
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	33	140,533	133	572,081	166	712,613
Warehouses	1	3,700	8	146,228	9	149,928
Total	34	144,233	141	718,309	175	862,541

From January 1, 2021 to April 22, 2021, we opened one new own store, with a total selling area of 4,300 square meters.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the other financial information included in this annual report.

A.       Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Beginning on January 1, 2021, all of our operations have been located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. Prior to the Corporate Reorganization, which was completed on December 31, 2020, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. As a result of the Corporate Reorganization, we record the Éxito Group as discontinued operations in our financial statements.

The economic environment remained challenging for our operations during 2020 and 2019. During 2020, Brazilian GDP, as published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, decreased by 4.3%, and increased by 1.1% during each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of December 31, 2020, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 13.5%, compared to 11.9% as of December 31, 2019 and 12.3% as of December 31, 2018, which was the highest rate since the IBGE started publishing the PNAD in 2012. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In 2020, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, increased to 23.1%, compared to 7.31% during 2019 and 7.54% during 2018. In 2020, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, increased to 4.52%, compared to 4.31% during 2019 and 3.75% during 2018. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2020, the real depreciated against the U.S. dollar by 28.9%, following depreciation of 4.0% during 2019 and 17.5% during 2018. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of December 31, 2020, the CDI rate was 2.8%, reflecting a decline from the CDI rate of 5.9% as of December 31, 2019 and 6.4% as of December 31, 2018, following substantial declines compared to previous years. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

An economic recession and growth of the unemployment rate, including as a result of COVID-19, could lead to a decline in household consumption which could adversely affect our results of operations and financial condition. In order to mitigate this risk, since the beginning of 2020, we have emphasized the adaptation of our stores’ mix of products in order to offer our customers products in line with the evolving economic environment.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016

GDP growth (%) (1)	(4.1)	1.1	1.1	1.0	(3.3)
Unemployment (%) (2)	13.5	11.9	12.3	12.7	11.3
Inflation (IGP-M) (%) (3)	23.1	7.3	7.5	(0.5)	7.1
Inflation (IPCA) (%) (4)	4.5	4.3	3.7	2.9	6.3
CDI (%) (5)	2.8	5.9	6.4	9.9	14.0
(Depreciation) appreciation of the real against the U.S. dollar (%)	(28.9)	(4.4)	(18.5)	(1.5)	(17.0)
Exchange rate (closing) of the real to the U.S. dollar (6)	5.197	4.031	3.875	3.308	3.259
Average exchange rate the real to the U.S. dollars (6)	5.158	3.946	3.656	3.193	3.484

(1)	Source: IBGE.
(2)	Source: IBGE
(3)	Source: FGV.
(4)	Source: IBGE.
(5)	Source: Central Bank.
(6)	Source: Central Bank.

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Cautionary Statement with Respect to Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

COVID-19

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, the federal system permits individual states the autonomy to impose regional restrictions, which has led to disparate COVID-19 policy outcomes among different states. In the state of São Paulo, for example, where more than 40% of our stores are located, statewide lockdowns were in place from March 24, 2020 to June 15, 2020. All non-essential establishments, including restaurants, bars, schools and daycare centers were closed during that time. Since mid-June 2020, commerce in the state of São Paulo has gradually reopened, operating under a color-coded reopening plan. Although cash and carry stores are considered an essential public service and therefore have remained open throughout the COVID-19 pandemic, including during the period of general lockdown, our business operations were affected by the restrictive measures imposed by the Brazilian government and state governments of Brazil.

When the lockdown restrictions were first implemented, we experienced a large number of customers going to our stores in order to stock up on essential products driven by worries of potential shortages of basic products. While the frequency of customer trips to our stores decreased during this period, we observed an increase in the average ticket. This effect was observed especially in the second half of April 2020.

With the closing of commercial and educational institutions such as restaurants, bars, schools and daycare centers in the states where a majority of our stores are located, including São Paulo and Rio de Janeiro, we started to experience a significant shift in our customer profile, from corporate clients to more individuals, especially with the introduction by the Brazilian government of its COVID-19 emergency financial assistance in April of 2020.

The effects of the restrictive measures on our business were alleviated by this emergency aid offered by the Brazilian government beginning in April 2020 to combat the economic crisis caused by the COVID-19 pandemic. This emergency aid targeted informal workers, independent small businesses and the unemployed, who were able to purchase goods in cash and carry and retail stores. The amount of assistance was R$600 per month from April to August 2020 and R$300 per month from September to December 2020. In total, the Brazilian government released R$273 billion in COVID-19 aid, benefitting approximately 68 million individuals. Of this amount, R$105 billion was allocated to the Southeast region, where we operate our largest number of stores. On March 18, 2021, the Brazilian government approved additional direct emergency aid to certain individuals, ranging from R$150 to R$375 per family. The total amount of this new round of emergency aid is estimated at R$44 billion.

In March 2021, amid escalating COVID-19 cases, hospitalization and deaths, many states and municipalities in Brazil reinstituted strict lockdown measures. In São Paulo, for example, a statewide lockdown was imposed from March 6, 2021 to March 19, 2021. To the extent that the additional emergency aid expires, that may generate some reduction in customers’ average ticket, especially those dependent of such government aid. However, as the operational restrictions to small businesses have started to ease by most of the states, we believe that any decline in average ticket of individual customers will be matched or outweighed by the increase of corporate customer to our stores. If restrictions are imposed again to our corporate customers, without an additional emergency aid program by the government, our sales may be impacted.

To reduce the risk of COVID-19 spreading, meet the demand of our customers and provide a safe environment for our customers and employees, we implemented emergency protective health measures at our stores, hired temporary employees to keep our stores operational and invested in additional training, which caused a temporary increase in our operating costs. Beginning in April 2020, we also hired almost 1,500 temporary workers in order to substitute some of our employees who could not return to work due to health concerns or to avoid putting high-risk group persons even at a higher risk.

We cannot assure you that we will not have to adopt new protective measures in case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores. We believe, however, that the experience we acquired in trying to prevent and address the effects of COVID-19 in 2020, will enable us to quickly respond in taking the necessary measure to avoid any negative impacts to our business and results of operations.

Moreover, our administrative office and other facilities were affected as we adopted a remote work policy in March 2020 for our administrative and back-office personnel. We have been gradually returning our employees to the office, but we cannot guarantee that we will not have to implement this policy once again in the event of new restrictive measures imposed as a response to a new COVID-19 wave. At the beginning of the COVID-19 outbreak we imposed a home office policy, for almost 3 months (between April and July 2020), with no relevant impact to our operations. Some adaptations were necessary in our offices in order to allow our administrative employees to return to our office safely. If new restrictions are necessary in the future we have already a structure for the remote work with no impact to the operations.

We may also face supply chain risks, including scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so, which may adversely affect us. During 2020, we experienced certain COVID-19 related supply chain issues. Some industries suffered from product shortages as problems arose in a number of packaging suppliers due to a shortage of cardboard and aluminum as packaging materials and the lack of production capacity, as the demand for some products (e.g.: alcoholics beverages) recovered faster than the industry had the capacity to ramp up production of those products. We expect this trend to be normalized in the first months of 2021. However, if new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future.

The extent to which COVID-19 and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and/or other diseases and the actions to contain them or treat their impact, among others. In addition, new strains of the COVID-19 virus have been identified that are considered to be more contagious and potentially more infectious, posing a serious additional public health threat.

For more information on the risks relating to the COVID-19 pandemic on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. Historically, we have reported our results as a single segment. Following the Éxito Acquisition, we began consolidating the results of the Éxito Group and its subsidiaries into our financial statements as from December 1, 2019, and we implemented a new organizational structure that reflected our business activities and corresponded to our principal business activities. Accordingly, we had two business units and reported our results in two corresponding segments to reflect this organizational structure:

•	Cash and Carry – this segment included our legacy business in Brazil, primarily conducted under the “Assaí” banner; and

•	Éxito Group – this segment included the businesses of the Éxito Group in Colombia, Argentina and Uruguay, which we conduct under the “Éxito,” “Surtimax,” “Super Inter,” and “Carulla” banners.

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we restated our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. See note 4 of our consolidated financial statements included elsewhere in this annual report.

As of the date of this annual report, we report our results as a single segment, which includes our cash and carry business in Brazil.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year. For further details on critical accounting policies, see note 6 of our consolidated financial statements included elsewhere in this annual report.

Impairment of Financial Asset

IFRS 9 replaces the incurred loss model of IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through profit or loss.

We measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime of the same receivable or contractual asset. We use the same measurement for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable and wholesale accounts receivable. The practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see notes 8.2 and 19.6 to our audited consolidated financial statements included elsewhere in this annual report.

Annual Impairment Test of Goodwill and Intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 17.1 to our audited consolidated financial statements included elsewhere in this annual report and international accounting standards, or IAS, IAS 36 – Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and licenses, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2020, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains reasonable. Otherwise, the useful life is changed prospectively from indefinite to definite.

The recoverable amount allocated to each segment was defined based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 9.8% per annum and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 4.6%. Based on this analysis, no impairment loss was identified.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in notes 16.1 and 17.2 to our audited consolidated financial statements included elsewhere in this annual report.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, plus warehouse and handling costs related to bringing each product to its present location and condition, less rebates received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

The value of inventory is reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy.

Recoverable Taxes

We pay tax on services and sales, known as Imposto Sobre Circulação de Mercadorias e Serviços, or ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in our cost of goods resold.

We also have recoverable tax credits related to social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and social integration (Programa de Integração Social), or PIS, taxes.

The estimate of future recoverability of these tax credits is made based on growth projections and subsequent offset with debts deriving from its operations. For details of credits and compensation, see note 11 to our audited consolidated financial statements included elsewhere in this annual report.

Fair Value of Derivatives and Other Financial Instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be observed in active markets, it is determined according to the hierarchy set forth by IFRS 13, which sets certain valuation techniques including the discounted cash-flow model. The inputs to these models are taken from observable markets where possible or from information on comparable operations and transactions in the market. The judgments include analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on market quotes, at the end of the reporting period. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, benchmarking of the fair value of similar financial instruments, analyses of discounted cash flows or other valuation models.

Provision for Contingencies

We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 20 to our audited consolidated financial statements included elsewhere in this annual report.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax benefits and expenses already recorded. We recognize provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate. The amount of these provisions is based on various factors, such as our experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity’s jurisdiction.

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies.

We did not recognized any deferred tax assets related to tax loss carryforwards as of December 31, 2020. In contrast, we recognized deferred tax assets related to tax carryforwards of R$253 million (related to Éxito) as of December 31, 2019. Tax loss carry forwards do not expire, and their use is limited by law to 30% of taxable income in a single fiscal year.

Share-Based Payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 24 to our audited consolidated financial statements included elsewhere in this annual report.

Business Combination and Goodwill

According to IFRS 3, business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or by the proportionate share in the acquiree’s identifiable net assets, according to our accounting policy. The acquisition costs incurred are treated as an expense and included in administrative expenses.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the fair value of assets acquired and assumed liabilities, including any non-controlling interests. If the consideration transferred is lower than the fair value of the acquirer’s net assets, we recognize a gain on bargain purchase in profit or loss.

Leases

According to IFRS 16, we assess the agreements we enter into to evaluate whether it is or contains a lease provision. We understand that an agreement is, or contains, a lease when it transfers the right to control the use of a given asset for a specified period in exchange for consideration.

We lease equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the lease agreements to support these transactions varies between five and 20 years.

For additional information on the assessment of our lease agreements and the adoption of IFRS 16, see notes 5 and 21 to our audited consolidated financial statements included elsewhere in this annual report.

Lessee

When we act as lessees in the lease agreements we entered into, we assess our lease agreements in order to identify the term of the lease agreement according to the term the lessee has the control of the use of a given asset, considering extension and termination options. According to IFRS 16, we do not consider in our assessment agreements with terms lower than twelve months and with an individual asset value below US$5,000.

The agreements are recorded as of the date they were entered into and when the related asset is ready to be used, through the recognition of a lease liability and a corresponding right of use asset. The lease liability is calculated at the present value of the minimum lease payments, using the incremental borrowing rate for similar assets.

Payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for a given period.

The right-of-use assets are amortized over the lease agreement term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, which might be limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

Lessor

When we act as lessors in the lease agreements we entered into, we assess the transfer of risks and benefits to the lessees. Leases in which we do not substantially transfer all the risks and benefits of the ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the agreement, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Overview

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we restated our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations. See note 4 of our consolidated financial statements included elsewhere in this annual report.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our continuing operations, which consist of our legacy cash and carry business, continued to experience strong growth in 2020, demonstrated by an increase of 28.3% in net operating revenue to R$36,043 million, from R$28,082 million during 2019. This growth was driven by the outstanding performance of the 19 stores we opened in 2020, consisting of 16 new stores and three store conversions, the maturation of stores opened in prior years, and a 14% growth in same store gross sales. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. As of December 31, 2020, our total sales area was 809,060 square meters. Management expects stores to mature between three and five years depending on the region in which the store is located. As discussed below, our net income from continuing operations increased by 10.5% to R$1,189 million during 2020 from R$1,076 million during 2019.

Results of Operations for Years Ended December 31, 2020 and 2019

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2020		2019		% change
			(restated)
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	36,043	100.0	28,082	100.0	28.3
Cost of sales	(30,129)	(83.6)	(23,349)	(83.1)	29.0
Gross profit	5,914	16.4	4,733	16.9	25.0
Selling expenses	(2,811)	(7.8)	(2,273)	(8.1)	23.7
General and administrative expenses	(435)	(1.2)	(352)	(1.3)	23.6
Depreciation and amortization	(503)	(1.4)	(395)	(1.4)	27.3
Other operating expenses, net	(97)	(0.3)	(11)	0.0	n.m.
	(3,846)	(10.7)	(3,031)	(10.8)	26.9
Operating profit	2,068	5.7	1,702	6.1	21.5
Net financial result	(443)	(1.2)	(200)	(0.7)	121.5
Income before taxes	1,625	4.5	1,502	5.3	8.2
Income tax and social contribution	(436)	(1.2)	(426)	(1.5)	2.3
Net income from continuing operations	1,189	3.3	1,076	3.8	10.5
Net income (loss) from discontinued operations	367	1.0	(16)	(0.1)	n.m.
Net income	1,556	4.3	1,060	3.8	46.8

n.m.	Not meaningful.

Net operating revenue. Net operating revenue increased by 28.3%, or R$7,961 million, to R$36,043 million during 2020 from R$28,082 million during 2019, mainly as a result of: (1) a 14.1% increase in same store gross sales, primarily due to an increase in average ticket despite a decline in store traffic; and (2) an increase in sales volume due to our opening of new stores during 2020. Same store gross sales were positively impacted by an increase in average ticket, which was largely driven by (i) an increase in prices due to inflation adjustments during the second and third quarters of 2020 and (ii) COVID-19. Although traffic in stores declined in 2020 due to capacity restrictions and regulations related to COVID-19, we observed an increase in the number of items per ticket from customers who avoided recurring store visits.

Gross profit. Gross profit increased by 25.0%, or R$1,181 million, to R$5,914 million in 2020 from R$4,733 million in 2019, mainly as a result of the maturation of stores opened in prior years. Gross margin declined by 0.5 percentage points, to 16.4% during 2020 from 16.9% during 2019, mainly as a result of the large portfolio of our stores that are still in the process of maturation, which means they have not yet achieved their full profitability potential.

Selling expenses. Selling expenses increased by 23.7%, or R$538 million, to R$2,811 million in 2020 from R$2,273 million in 2019, mainly as a result of expenses of R$403 million related to the new stores that opened in 2020. As a percentage of the net operating revenue, selling expenses declined to 7.8% in 2020 from 8.1% in 2019.

General and administrative expenses. General and administrative expenses increased by 23.6%, or R$83 million, to R$435 million in 2020, from R$352 million in 2019, mainly as a result of an increase of personnel costs linked to inflation and the growth of our cash and carry operations. As a percentage of the net operating revenue, general and administrative expenses declined to 1.2% in 2020 from 1.3% in 2019.

Depreciation and amortization. Depreciation and amortization increased by 27.3%, or R$108 million, to R$503 million in 2020 from R$395 million in 2019, mainly as a result of the increase depreciation expense related to property and equipment as a result of the opening and the conversion of 10 stores during 2020.

Other operating expenses, net. Other operating expenses, net, increased by R$86 million, to R$97 million in 2020 from R$11 million in 2019, mainly as a result of: (1) expenses of R$71 million related to restructuring expenses in our cash and carry segment and expenses related to the Éxito Acquisition; and (2) incremental expenses of R$134 million related to purchases of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation due to the COVID-19 pandemic.

Operating profit. Operating profit of increased by 21.5%, or R$366 million, to R$2,068 million in 2020 from R$1,702 million in 2019, mainly as a result of the R$1,181 million increase in gross profit, which was partially offset primarily by the increase of R$538 million in selling expenses, as explained above.

Net financial results. Net financial results, expense, increased by R$243 million to R$443 million in 2020 from R$200 million in 2019, primarily as a result of: (1) the issuance of our first issue of debentures in order to finance the Éxito Acquisition in an aggregate amount of R$235 million, which resulted in an increase in interest expense in 2020 of R$332 million; and (2) and an increase of R$81 million in interest expense on lease liabilities resulting from new stores leased during the year.

Income before taxes. As a result of the foregoing, income before taxes increased by 8.2%, or R$123 million, to R$1,625 million in 2020 from R$1,502 million in 2019.

Income tax and social contribution. Our effective tax rate was 26.8% during 2020 compared to 28.4% during 2019, resulting in an increase of income tax and social contribution of 2.3%, or R$10 million, to R$436 million in 2020 from R$426 million in 2019. Our effective tax rate increased primarily as a result of the tax impact of R$105 million related to the interest on shareholders equity paid to CBD of R$310 million.

Net income from continuing operations. As a result of the foregoing, net income from continuing operations increased by 10.5%, or R$113 million, to R$1,189 million during 2020 from R$1,076 million during 2019.

Net income (loss) from discontinued operations. Net income (loss) from discontinued operations consists of the net income (loss) from the Éxito Group as from December 1, 2019. Net income (loss) from discontinued operations changed from a net loss of R$16 million in 2019 to net income of R$367 million in 2020.

Net income. As a result of the foregoing, net income increased by 46.8%, or R$496 million, to R$1,556 million in 2020 from R$1,060 million in 2019.

Results of Operations for Years Ended December 31, 2019 and 2018

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2019		2018		% change
	(restated)
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	28,082	100.0	23,017	100.0	22.0
Cost of sales	(23,349)	(83.1)	(18,845)	(81.9)	23.9
Gross profit	4,733	16.9	4,172	18.1	13.4
Selling expenses	(2,273)	(8.1)	(1,908)	(8.3)	19.1
General and administrative expenses	(352)	(1.3)	(275)	(1.2)	28.0
Depreciation and amortization	(395)	(1.4)	(313)	(1.4)	26.2
Other operating expenses, net	(11)	0.0	(3)	0.0	n.m.
	(3,031)	(10.8)	(2,499)	(10.9)	21.3
Operating profit	1,702	6.1	1,673	7.3	1.7
Net financial result	(200)	(0.7)	(120)	(0.5)	66.7
Income before taxes	1,502	5.3	1,553	6.7	(3.3)
Income tax and social contribution	(426)	(1.5)	(477)	(2.1)	(10.7)
Net income from continuing operations	1,076	3.8	1,076	4.7	0.0
Net loss from discontinued operations	(16)	(0.1)	—	—	—
Net income	1,060	3.8	1,076	4.7	(1.5)

n.m.	Not meaningful.

Net operating revenue. Net operating revenue increased by 22.0%, or R$5,065 million, to R$28,082 million during 2019 from R$23,017 million in 2018, mainly as a result of: (1) a 6% increase in same store gross sales, primarily due to increases in traffic and average ticket; and (2) an increase in sales volume due to our opening of 22 stores in 2019, consisting of 21 organic expansions and one conversion, increasing our total selling area from 597,988 as of December 31, 2018 to 712,614 square meters as of December 31, 2019.

Gross profit. Gross profit segment increased by 13.4%, or R$561 million, to R$4,733 million in 2019 from R$4,172 million in 2018, mainly as a result of the maturation of stores opened in prior years. Gross margin of our cash and carry segment declined by 1.2 percentage points to 16.9% in 2019 from 18.1% in 2018 as a result of the reversal of ICMS tax-related provision of R$369 million in 2018.

Selling expenses. Selling expenses increased by 19.1%, or R$365 million, to R$2,273 million during 2019 from R$1,908 million in 2018, mainly as a result of the opening of new stores in 2019. As a percentage of the net operating revenue, selling expenses declined to 8.1% in 2019 from 8.3% in 2018.

General and administrative expenses. General and administrative expenses increased 28.0%, or R$77 million, to R$352 million in 2019 from R$275 million in 2018, mainly as a result of inflation and growth in our operations. As a percentage of the net operating revenue, general and administrative expenses increased to 1.3% in 2019 from 1.2% in 2018.

Depreciation and amortization. Depreciation and amortization of increased by 26.2%, or R$82 million, to R$395 million in 2019 from R$313 million in 2018, mainly due to an increase in depreciation expense related to property and equipment as a result of the opening of additional stores in 2019.

Other operating expenses, net. Other operating expenses, net, increased by R$8 million, to R$11 million in 2019 from R$3 million in 2018, mainly as a result of restructuring expenses and expenses related to the Éxito Acquisition.

Operating profit. Operating profit of increased by 1.7%, or R$29 million, to R$1,702 million in 2019 from R$1,673 million in 2018, mainly as a result of the R$561 million increase in gross profit, which was partially offset primarily by the R$365 increase in selling expenses, in each case as described above.

Net financial results. Net financial results increased by 66.7%, or R$80 million, to R$200 million in 2019 from R$120 million in 2018, mainly as a result of our issuance of our first issue of debentures in order to finance the Éxito Acquisition, which caused an increase of interest expenses, which was partially offset primarily by: (1) an increase of R$53 million in cash and cash equivalents profitability; and (2) an increase of R$146 million due to the monetary correction (correção monetária) of assets, specifically tax credit related to exclusion of ICMS from the calculation basis of PIS and COFINS.

Income before taxes. As result of the foregoing, income before taxes declined by 3.3%, or R$51 million, to R$1,502 million in 2019 from R$1,553 million in 2018.

Income tax and social contribution. Our effective tax rate was 28.4% in 2019 compared to 30.7% in 2018, resulting in a decline of income tax and social contribution of 10.7%, or R$51 million, to R$426 million in 2019 from R$477 million in 2018. Our effective tax rate declined primarily as a result of the tax impact of R$84 million related to the interest on shareholders equity paid to CBD of R$248 million.

Net income from continuing operations. As a result of the foregoing, net income from continuing operations remained stable at R$1,076 million in each of 2019 and 2018

Net loss from discontinued operations. Net loss from discontinued operations consists of the net income (loss) from the Éxito Group as from December 31, 2019. Net loss from discontinued operations consisted of a net loss of R$16 million in 2019. The results of the Éxito Group were not included in our consolidated results of operations in the year ended December 31, 2018.

Net income. As a result of the foregoing, net income increased by 46.8%, or R$496 million, to R$1,556 million in 2020 from R$1,060 million in 2019.

B.       Liquidity and Capital Resources

Our principal cash requirements have historically consisted of the following:

•	working capital requirements;
•	servicing of our indebtedness;
•	capital expenditures related to the expansion of our network of stores; and
•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

In addition, we raised a significant amount of indebtedness in 2019 to finance our acquisition of Éxito Group.

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes.

We recorded consolidated cash and cash equivalents of R$3,532 million as of December 31, 2020 and R$5,026 million as of December 31, 2019. We had negative working capital (consisting of current assets less current liabilities) of R$374 million as of December 31, 2020 and R$1,648 million as of December 31, 2019. We maintain negative working capital as part of our merchandise management strategy. To the extent we maintain terms with our suppliers that are longer than our average inventory rotation period and average accounts receivable, we obtain a permanent source of funding for our operations.

Management believes that our cash position and operating cash flows from the cash and carry segment will be enough to meet our short-term obligations as well to finance our capital expenditures aligned with our investment plan primarily related to the opening of new stores and store renovations. Additionally, as part of our cash management strategy, we can enter into factoring transactions and discount a portion of our credit card receivables with financial institutions in order to improve our working capital, without recourse or related obligation.

We anticipate that we will be required to spend approximately R$4,184 million to meet our long-term contractual obligations and commitments in 2021 and 2022. We expect to meet these obligations primarily by refinancing our debt in the bank credit market and fixed income capital markets.

Cash Flows

The following table sets forth certain information about our consolidated cash flows for the periods presented.

	For the years ended December 31,
	2020	2019	2018
	(in millions of R$)
Net cash generated by operating activities	3,498	3,158	1,545
Net cash used in investing activities	(4,787)	(4,370)	(926)
Net cash (used in) generated by financing activities	(793)	4,715	(99)
Net (decrease) increase in cash and cash equivalents	(2,082)	3,503	520
Cash and cash equivalents at the beginning of the year	5,026	1,411	891
Exchange rate variation on cash and cash equivalents	588	112	—
Cash and cash equivalents at the end of the year	3,532	5,026	1,411

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Year Ended December 31, 2020

Net cash generated by operating activities was R$3,498 million for the year ended December 31, 2020 compared to net income of R$1,556 million for the period, primarily due to: (1) our incurrence of non-cash depreciation and amortization charges of R$1,372 million; (2) a net increase in accounts payable to suppliers of R$877 million; (3) our incurrence of non-cash interest and monetary variation charges of R$785 million; (4) loss of disposal of property and equipment of R$588 million; and (5) our incurrence of non-cash income tax and social contribution of R$556 million. The effects of these factors were partially offset by: (1) a net decrease in inventory of R$1,029 million; and (2) a net gain on leasing liability write-off of R$517 million; and (2) our incurrence of non-cash deferred income tax and social contribution credit of R$372 million, in each case resulting from the disposition of Éxito Group in connection with the Corporate Reorganization.

Net cash used in investment activities was R$4,787 million in 2020. In 2020, our primary use of cash for investment activities was related to: (1) our cash derecognition of Éxito Group of R$3,687 million in connection with the Corporate Reorganization; and (2) the purchases of property and equipment of R$1,562 million related to our expansion of our network of stores. The effects of these factors were partially offset by proceeds from the sale of property and equipment of R$604 million related to our sale of 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba to certain funds managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

Net cash used in financing activities was R$793 million in 2020. In 2020, we: (1) incurred R$2,852 million of loans and financing, principally consisting of bank loans; and (2) received proceeds of R$650 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, in 2020, we: (1) repaid R$1,785 million of loans and financings, including interest on our debentures, interest on our first issuance of promissory notes and bank loans; (2) made payments of R$756 million with respect to our leasing liabilities; and (3) paid dividends and interest on shareholders’ equity of R$489 million.

Year Ended December 31, 2019

Net cash provided by operating activities was R$3,158 million in the year ended December 31, 2019 compared to net income of R$1,060 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$1,671 million; (2) our incurrence of non-cash depreciation and amortization charges of R$484 million; (3) our incurrence of non-cash interest and monetary variation charges of R$431 million; and (4) our incurrence of non-cash deferred income tax and social contribution of R$162 million. The effects of these factors were partially offset by: (1) a net increase in recoverable taxes of R$326 million; (2) a net increase in inventory of R$153 million; (3) a net reduction in anticipated revenues of R$153 million; and (4) a net reduction in income taxes and social contributions paid of R$131 million.

Net cash used in investment activities was R$4,370 million in the year ended December 31, 2019. In 2019, our primary uses of cash for investment activities were related to: (1) our acquisition of the Éxito Group, net of cash acquired, of R$3,311 million; and (2) the purchases of property and equipment of R$1,357 million and intangible assets of R$52 million related to our expansion of our network of stores, the effects of which were partially offset by proceeds from the sale of property and equipment of R$362 million mainly related to our sale of 7 properties located in São Paulo, Paraná, Bahia, Tocantins, Alagoas e Bahia to SPCV S.A.

Net cash provided by financing activities was R$4,715 million in the year ended December 31, 2019. In 2019, we: (1) incurred loans and financings and debentures of R$9,395 million, primarily consisting of our first issuance of debentures, first issuance of promissory notes and bank loans; and (2) received proceeds of R$2,003 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, in 2019, we: (1) repaid R$6,124 million of loans and financings, primarily consisting of indebtedness of the Éxito Group that was outstanding at the time of our acquisition of the Éxito Group; (2) paid interim dividends and interest on shareholders’ equity of R$50 million and R$247 million, respectively; and (3) made payments of R$260 million with respect to our leasing liabilities.

Year Ended December 31, 2018

Net cash provided by operating activities was R$1,545 million in the year ended December 31, 2018 compared to net income of R$1,076 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$779 million; (2) our incurrence of non-cash depreciation and amortization charges of R$341 million; (3) our incurrence of non-cash deferred income tax and social contribution of R$175 million; and (4) our incurrence of non-cash interest and monetary variation charges of R$171 million. The effects of these factors were partially offset by: (1) a net increase in inventory of R$477 million; (2) our incurrence of a non-cash reversal of tax loss provision of R$369 million; (3) a net reduction in income taxes and social contributions paid of R$244 million; and (4) a net increase in recoverable taxes of R$161 million.

Net cash used in investment activities was R$926 million in the year ended December 31, 2018. In 2018, our primary use of cash for investment activities was related to the purchases of property and equipment of R$907 million and intangible assets of R$41 million related to our expansion of our network of stores.

Net cash used in financing activities was R$99 million in the year ended December 31, 2018. In 2018, we incurred loans and financings of R$417 million, primarily consisting of bank loans. In addition, in 2018, we: (1) repaid R$201 million of loans and financings; (2) made payments of R$200 million with respect to our leasing liabilities; and (3) paid interest on shareholders’ equity of R$115 million.

Indebtedness

On a consolidated basis, our indebtedness was R$7,831 million as of December 31, 2020, and R$8,821 million as of December 31, 2019. Considering U.S. dollar-denominated debt that was converted to real-denominated debt using currency swaps, as of December 31, 2020, 97% of our indebtedness was denominated in reais, and 3% was denominated in U.S dollars. As of December 31, 2019, 96% of our indebtedness was denominated in reais and 4% was denominated in Colombian pesos.

As of December 31, 2020, our real-denominated indebtedness bore interest at an average rate of 2.4% per annum and our U.S. dollar-denominated debt bore interest at an average rate of 0.6% per annum. These average rates refer to the spread over CDI. As of December 31, 2020, 100% of our indebtedness bore interest at floating rates.

As a result of the Corporate Reorganization, we are no longer an obligor in connection with any debt incurred by the Éxito Group.

Short-Term Indebtedness

Our short-term debt was R$2,120 million as of December 31, 2020 (or 27.1% of our total indebtedness) and R$1,472 million as of December 31, 2019 (or 16.7% of our total indebtedness).

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

•	debentures issued in the Brazilian market;
•	promissory notes issued in the Brazilian market; and
•	a working capital facility incurred by Sendas.

Our first issue of debentures and first issue of promissory notes require that we maintain the following financial ratios on a quarterly basis:

•	consolidated net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than or equal to 4.5 for the fourth quarter of 2020, 5.0 for each of the first, second and third quarters of 2021, 3.0 for the fourth quarter of 2021, 3.5 for each of the first, second and third quarters of 2022, 2.0 for the fourth quarter of 2022, 2.5 for each of the first, second and third quarters of 2023 and 2.0 for the fourth quarter of 2023.
•	consolidated net debt/EBITDA ratio lower than or equal to 3.0 for the fourth quarter of 2020, 3.25 for the first, second and third quarters of 2021, 2.5 for the fourth quarter of 2021, 2.75 for each of the first, second and third quarters of 2022, 2.0 for the fourth quarter of 2022, 2.25 for each of the first, second and third quarters of 2023 and 2.0 for the fourth quarter of 2023.

In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the statutorily required minimum dividend. As of December 31, 2020 and as of the date of this annual report we were in compliance with these covenants.

None of our significant long-term debt instruments are secured by pledges of our assets. For more information about our secured and unsecured indebtedness, see “Item 3. Key Information—B. Capitalization and Indebtedness.”

The table below sets forth our principal long-term borrowings and financings and debentures as of December 31, 2020 and 2019.

	As of December 31, 2020	As of December 31, 2019	Maturity	Interest Rate
	(in millions of R$)
First issue of debentures:
1st series	—	1,001	August 2020	CDI + 1.60%
2nd series	1,762	2,044	August 2021	CDI + 1.74%
3rd series	2,033	2,045	August 2022	CDI + 1.95%
4th series	2,049	2,046	August 2023	CDI + 2.20%
First issue of promissory notes:
1st series	—	52	July 2020	CDI + 0.72%
2nd series	53	52	July 2021	CDI + 0.72%
3rd series	53	52	July 2022	CDI + 0.72%
4th series	267	258	July 2023	CDI + 0.72%
5th series	214	206	July 2024	CDI + 0.72%
6th series	213	206	July 2025	CDI + 0.72%
Sendas working capital facilities	901	500		CDI + 1.97%

The following discussion briefly describes certain of our significant outstanding indebtedness

Debentures

In August 2019, our shareholders approved our first issuance and public offering of non-convertible debentures in four series in Brazil. Substantially all of the proceeds of this issuance of debentures was used to finance the acquisition of the Éxito Group. These debentures were originally guaranteed by CBD. As approved by the debenture holders at a meeting held on November 19, 2020, the CBD guarantee terminated upon the conclusion of the Spin-Off. At that meeting, the debenture holders also approved amendments to the interest rates charged for each series of debentures as of November 24, 2020, as follows:

•         Second series: CDI + 2.34%

•         Third series: CDI + 2.65%; and

•         Fourth series: CDI + 3.00%.

The proceeds of the first series of these debentures was R$2,000 million. This series accrued interest at the average CDI rate plus 1.60% per annum, payable semi-annually. The principal of this series was repaid in two equal installments in December 2019 and August 2020.

The proceeds of the each of the other series of these debentures was R$2,000 million. Each of the other series of these debentures accrues interest at the rates set forth in the table above, payable semi-annually through the maturities set forth in the table above.

Promissory Notes

In June 2019, our officers approved the first issuance of commercial promissory notes in six series for public distribution with restricted efforts in Brazil. Substantially all of the proceeds of this issuance of promissory notes was used to acquire agricultural inputs and goods. These promissory notes were originally guaranteed by CBD. As approved by the promissory note holders at a meeting held on November 19, 2020, the CBD guarantee terminated upon the conclusion of the Spin-Off. We are required to pay a waiver fee to the promissory note holders in connection with amendments to the promissory notes approved at that meeting, in the amount of 0.73% per annum of the outstanding amount under the promissory notes, payable semi-annually.

The proceeds of the first series of these promissory notes was R$50 million. This series accrued interest at the average CDI rate plus 0.72% per annum, payable at maturity in July 2020.

Each of the other series of these promissory notes accrues interest at the rates set forth in the table above, payable at the maturities set forth in the table above in the following principal amounts:

•         Second series: R$50 million;

•         Third series: R$50 million;

•         Fourth series: R$250 million;

•         Fifth series: R$200 million; and

•         Sixth series: R$200 million.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions, including a R$500 million facility with Banco do Brasil and a R$250 million facility with Banco Safra. Loans under these facilities accrue interest at a rate of CDI + 1.62% and contain the same financial and non-financial covenants as the debentures and promissory notes described above. As of December 31, 2020, the aggregate principal amount outstanding under these working capital facilities was R$1,173 million. As of the date of this annual report, we do not have any unused credit lines available.

Approval of Second Issuance of Debentures

On April 22, 2021, our board of directors approved our second issuance of non-convertible, unsecured debentures in up to two series, in an aggregate amount of up to R$1.2 billion. These debentures will be offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. The debentures of the first series will accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity, which will be five years from their issuance date. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series will accrue interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity, which will be seven years from their issuance date. The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity. The allocation of principal between the first and second series will be determined upon the conclusion of the bookbuilding process. This annual report does not constitute an offer to sell our second issuance of non-convertible, unsecured debentures. Offers and sales of our debentures will take place in accordance with Brazilian law pursuant to offering materials to be distributed in Brazil.

C.       Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

D.       Trend Information

Please see “—A. Operating Results—Current Conditions and Trends in our Industry” and “Item 4. Information on the Company—B. Business Overview” for trend information.

E.       Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.       Tabular Disclosure of Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of December 31, 2020.

	As of December 31, 2020
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in millions of R$)
Non-current borrowings and financing:
Principal	203	900	—	70	1,173
Accrued interest(1)	2	10	—	0	12
Future interest(2)	0	128	—	12	140
Total non-current borrowings and financing	205	1,038	—	82	1,324
Non-current debentures:
Principal	1,795	4,300	400	—	6.,495
Accrued interest(1)	11	39	27	—	77
Future interest(2)	57	675	123	—	855
Total non-current debentures	1,863	5,014	550	—	7,427
Total	2,068	6,052	550	82	8,751

________________

(1)	Accrued and unpaid interest as of December 31, 2020.
(2)	Future interest includes estimated interest to be incurred from December 31, 2020, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2020, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations.

G.       Safe Harbor

See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

Pursuant to our bylaws and the Brazilian Corporate Law, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our bylaws also provide for the establishment of an audit committee (comitê de auditoria) to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: human resources, culture and compensation committee; finance committee; corporate governance and sustainability committee; and strategy and investments committee.

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy as well as controlling and overseeing our performance. Our board of directors is also responsible for, among other matters, supervising the activities of our executive officers.

Pursuant to our bylaws, our board of directors must be composed of three to nine members. The members of our board of directors are elected at a general shareholders’ meeting and serve two-year terms. They may be reelected, and they are subject to removal at any time by our shareholders. The board of directors shall have a Chairman and one Vice-Chairman, all appointed by the annual shareholders’ meeting. According to the Novo Mercado regulations, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position). See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

For more information about our board of directors, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

The following table sets forth the name, title, date of last election and date of birth for each current member of our board of directors:

Name	Title	Date of Last Election	Date of Birth
Jean-Charles Henri Naouri	Chairman	October 5, 2020	March 8, 1949
Ronaldo Iabrudi dos Santos Pereira	Vice-Chairman	October 5, 2020	May 14, 1955
Luiz Nelson Guedes de Carvalho(1)	Director	October 5, 2020	November 18, 1945
Christophe José Hidalgo	Director	December 31, 2020	October 25, 1967
Philippe Alarcon	Director	December 31, 2020	March 22, 1958
David Julien Emeric Lubek	Director	December 31, 2020	May 15, 1973
Josseline Marie-José Bernadette de Clausade	Director	December 31, 2020	February 19, 1954
José Flávio Ferreira Ramos(1)	Director	December 31, 2020	June 5, 1958
Geraldo Luciano Mattos Júnior(1)	Director	December 31, 2020	March 8, 1963

________________________________

(1)	Independent director (as defined under the Novo Mercado regulations).

The term of office of all of our directors will expire at the annual shareholder´s meeting to be held in 2023. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our directors:

Jean-Charles Henri Naouri. Mr. Naouri has been the chairman of our board of directors since October 2020. He has been a member of the board of directors of CBD since 2005 and its chairman since 2013. Mr. Naouri has also been the chairman and chief executive officer of Casino and president of Casino’s parent company, Euris S.A.S., since 2002. He also serves as chairman of the board of directors of Rallye S.A., chairman of the Euris Foundation, vice-chairman of the Casino Group Corporate Foundation and member of the board of directors of F. Marc de Lacharrière (Fimalac) S.A. He had served as chairman and chief executive officer of Casino Finance until 2017, chairman of the board of directors of CNova N.V. until 2015, chairman of the board of directors of Wilkes Participações until 2015, chief executive officer of Rallye S.A. until 2013, as chairman, chief executive officer, and chairman of the supervisory board of Monoprix S.A. until 2013 and member of the supervisory board of Monoprix S.A. until 2014. In 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is a Finance Inspector (Inspecteur des Finances) for the French government. Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi has been the vice-chairman of our board of directors since October 2020. He has been a member of the board of directors of CBD since 2016 and its co-vice chairman since 2018. Mr. Iabrudi is also vice-chairman of the board of directors of Cnova and vice-chairman of the board of directors of Cdiscount in the Netherlands. From January 2014 to April 2018, Mr. Iabrudi served as chief executive officer of CBD. Previously, he was the chairman of the boards of directors of Via Varejo S.A., Lupatech S.A., Contax S.A. and Oi/Telemar, and a member of the board of directors of Estácio, Magnesita Refratários S.A., or Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was also chief executive officer of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Grupo Telemar, where he held several posts, including chief executive officer of Oi/Telemar and Contax S.A. From 1997 to 1999, Mr. Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, he was chief financial and administrative officer and chief human resources officer at the Gerdau group. Mr. Iabrudi earned a degree in psychology from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris 1 Panthéon-Sorbonne and a master’s degree in change management from Université Paris Dauphine.

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been an independent member of our board of directors since October 2020. He has been an independent member of the board of directors of CBD since 2017 and the coordinating member of CBD’s audit committee since 2014, as the accounting and finance specialist. Mr. Carvalho is a Senior Professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade) of the Universidade de São Paulo, or FEA USP. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, and he was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the board of directors of Petrobrás, having served from September 2015 to December 2018. He was also member of the board of directors of the B3 until March 2019 and chair of its audit committee until March 2018, as its accounting and finance specialist He also served as an independent member of the B3’s sustainability committee. Mr. Carvalho is also a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis) and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável, or FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, a not-for-profit academic research organization. He also is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos); member of the board of directors of FAS, where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the U.S. Financial Accounting Standards Board and the IASB in 2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of Banco Nossa Caixa S.A., Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes for Central and South America and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA USP and in accounting from Faculdade São Judas Tadeu and master’s and Ph.D. degrees in accounting and controllership from FEA USP.

Christophe José Hidalgo. Mr. Hidalgo has been a member of our board of directors since December 2020. He has served as CBD’s chief financial officer since 2012, and as CBD’s chief financial officer and investor relations officer since April 2020. Mr. Hidalgo has also been CBD’s corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito Group from 2010 to 2012. From 1996 to 2000, he served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

Philippe Alarcon. Mr. Alarcon has been a member of our board of directors since December 2020. He has been a member of the board of directors of CBD since 2019. Mr. Alarcon has been Casino Group’s international coordinating director since 2011 and has held various positions in Casino Group since joining the Casino Group in 1983. After holding the position of administrator in Casino Group’s Finance Department, he held various positions such as chief financial officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of chief financial officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate. In 2015, he returned to France to hold the position of general manager of the Casino Group real estate business until 2011, when he became the Casino Group’s international director. He has also been a member of the board of directors of Éxito Group since 2012, member of the Green Yellow Supervisory Committee and CEO of Mayland Real State in Poland.

David Julien Emeric Lubek. Mr. Lubek has been a member of our board of directors since December 2020. He holds the title of Inspecteur des Finances (Finance Inspector). A graduate of École Polytechnique, he joined the French Ministry of Finance in 2000, holding a variety of management positions in the Budget Department over several years. In 2010, he was named General Audit Director at Groupama. In 2013, he joined the Casino Group as head of Group Controlling Officer, later becoming Deputy Chief Financial Officer.

Josseline Marie-José Bernadette de Clausade. Ms. Clausade has been a member of our board of directors since December 2020. She has also served on the board of directors of Casino Group since 2012. Ms. Clausade’s professional experience includes serving as a member of the Conseil d’Etat, France’s highest administrative body, chief of staff of Georges Kiejman, former junior minister of foreign affairs of France, advisor to the permanent representation of France before the European Union, advisor to Hubert Védrine, former minister of foreign affairs of France, in charge of cultural and scientific matters, and former consul-general of France in Los Angeles. Since 2008, Mr. Clausade has been an executive officer and member of the board of directors of Areva.

José Flávio Ferreira Ramos. Mr. Ramos has been an independent member of our board of directors since December 2020. He worked at Citigroup for 23 years, leaving the bank in 2008. At Citigroup, he served as executive director responsible for the treasury and capital markets groups. From 1998 to 2001, he was an executive director at Citibank Colombia, responsible for treasury and fixed income. In 2008 Mr. Ramos joined the Safra Group as chief executive officer of the Family Office of Mr. Joseph Safra. He was responsible for the Safra family's investments in currencies, fixed income and variable income globally. He was also responsible for the Safra family’s investments in private equity and real estate in Brazil. In 2012, Mr. Ramos joined BR Partners as a senior partner. He was responsible for the implementation of the investment bank acquired by the group in 2012. He became chief executive officer of BR Partners Banco de Investimento S.A. in 2014. In April 2016, Mr. Ramos co-founded ULBREX Asset Management, an investment company dedicated to real estate fund management. He left the company in January 2019 to become chief financial officer of BNDES, Brazil’s National Bank for Economic and Social Development. As chief financial officer of BNDES, he was responsible for the finance and treasury department, the credit department, accounting and controllership areas and the back office. He also served as acting president of the bank. Mr. Ramos left BNDES in September 2019. Currently, Mr. Ramos is Chairman of the Supervisory Board of BSM, the Market Supervision Exchange of the B3 and Independent Board Member of BR Advisory Partners S.A. He also served as a member and chairman of the Board of Directors of BR Properties from 2009 to 2015; a member of the Board of Directors of BMFBOVESPA from 2004 to2007; and Director of ANBIMA (National Association of Capital Markets) from 2002 to 2005. Mr. Ramos holds a bachelor’s degree in business administration with a specialization in finance. He also holds a degree from Centro Universitário UNA in Belo Horizonte.

Geraldo Luciano Mattos Júnior. Mr. Mattos Júnior has been an independent member of our board of directors since December 2020. He worked at the M. Dias Branco Group between 1995 and 2019, having served as Vice-President of Investments and Controllership and Investor Relations Officer. He joined the group in 1995 as Equatorial Bank's Financial Director. In 2000, Mr. Mattos Júnior became Advisor to the Board of Directors of M. Dias Branco, a position he held until 2003, when he was appointed Finance Director. At M. Dias Branco, he coordinated all company acquisition processes, led the company’s 2006 initial public offering on the Novo Mercado segment of the B3 and helped structure the company’s corporate governance. From 1977 to 1995, Mr. Mattos Júnior worked at Banco do Nordeste do Brasil - BNB, where, among other positions, he served as Advisor to the President, Head of the Capital Market Department and Executive Director of Caixa Pension Plan for BNB Employees. From 1994 to 1995, he was seconded to the Government of the State of Ceará, where he worked as Financial and Exchange Director of the Bank of the State of Ceará. Mr. Mattos Júnior serves the board of directors of HAPVIDA and Portobello Ceramics and the advisory council of USIBRAS. Previously, he served on the board of directors of Companhia Industrial de Cimento Apodi, Cotegipe Port Terminal and Companhia de Agua e Esgoto do Ceará - CAGECE. He chairs the HAPVIDA Mergers and Acquisitions Committee. Mr. Mattos Júnior also teaches finance at higher education institutions and private companies. He holds a degree in business administration from the State University of Ceará - UECE, a degree in law from the University of Fortaleza - UNIFOR, and a master’s degree in business administration from the Federal University of Rio de Janeiro (COPPEAD).

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

According to our bylaws, our board of executive officers must be composed of three to eight officers, each of whom must be a resident of Brazil, as required by law, but need not own any of our shares. Our executive officers are elected at a meeting of our board of directors for two-year terms, reelection being permitted. Our board of directors may elect to remove officers at any time. Furthermore, the Novo Mercado listing rules do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position). See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices and the Novo Mercado.”

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The following table sets forth the name, title, date of last appointment and date of birth for each of our current executive officers:

Name	Title	Date of Last Appointment	Date of Birth
Belmiro de Figueiredo Gomes	Chief Executive Officer	October 5, 2020	November 8, 1971
Daniela Sabbag Papa	Chief Financial Officer	October 5, 2020	April 10, 1975
Wlamir dos Anjos	Chief Commercial Officer	October 5, 2020	July 8, 1970
Anderson Barres Castilho	Chief Operating Officer	October 5, 2020	April 21, 1976
Gabrielle Castelo Branco Helú	Investor Relations Officer	March 26, 2021	April 3, 1986

The term of office of all of our executive officers will expire at the annual shareholder´s meeting to be held in 2022. None of our executive officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our executive officers.

Belmiro de Figueiredo Gomes. Mr. Gomes has been our chief executive officer since February 2011. Previously, he served as our commercial director. Mr. Gomes has also been an executive officer of CBD and head of its cash and carry business since 2012. He joined CBD in 2010. He has also served as a commercial executive officer and worked in several areas of Atacadão for 22 years. In 2007, Mr. Gomes coordinated the purchase of Atacadão by Carrefour. Since January 2016, Mr. Gomes has served as vice-president of the Brazilian Cash and Carry Association (ABAAS – Associação Brasileira dos Atacadistas de Autosserviço). He studied accounting at Instituto de Educação Estadual de Maringá.

Daniela Sabbag Papa. Mrs. Sabbag has been our chief financial officer since October 2019. From October 2019 to March 2021, she also served as our investor relations officer. She worked at CBD for 21 years, where she served as Investor Relations Officer, director of strategic planning, M&A and new business and a member of the finance team. Mrs. Sabbag holds a bachelor’s degree in business administration from Fundação Getúlio Vargas (FGV), a post-graduate degree in management from Universidade de São Paulo and an MBA from FGV.

Wlamir dos Anjos. Mr. dos Anjos has been our chief commercial officer since May 2011. He has more than 32 years of experience in the wholesale sector, having served as regional director of Atacadão from December 1988 to May 2011. Mr. dos Anjos studied marketing management at UNIP – Universidade Paulista and human resources management at FGV.

Anderson Barres Castilho. Mr. Castilho has been our chief operating officer since November 2012. He has more than 28 years of experience in the cash and carry sector, having served as store manager, regional manager and commercial manager for the states of Rio de Janeiro, Espírito Santo, Mato Grosso e Rondônia. Mr. Castilho worked at Atacadão from January 1992 to March 2012. Mr. Castilho studied business management at UNIP – Universidade Paulista.

Gabrielle Castelo Branco Helú. Mrs. Helú has been our investor relations officer since March 2021. She joined GPA in 2011 as a trainee, having served in investor relations from 2012 to 2016. From 2017 to 2020, Mrs. Helú worked at the Casino Group in France in the international controlling department. She holds a degree in international relations from Fundação Armando Álvares Penteado – FAAP, a master’s degree in business administration from Fundação Getulio Vargas – FGV and an Executive MBA from HEC Paris.

Board Committees

As of the date of this annual report, our board of directors has approved the creation of the following five advisory committees: (1) audit committee; (2) human resources, culture and compensation committee; (3) finance committee; (4) corporate governance and sustainability committee; and (5) strategy and investments committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 308, as amended from time to time, adopt a statutory audit committee (comitê de auditoria). According to CVM Rule 308, the audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Members of our audit committee are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by our bylaws, the audit committee’s internal regulation and the CVM rules.

The main functions of our audit committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) propose the appointment of independent auditors as well as their replacement, being responsible for, at least, (a) giving its opinion on the appointment of the independent auditor to provide any other service to us; and (b) supervising the activities of the independent auditors, in order to assess (i) their independence; (ii) the quality of services provided; and (iii) the suitability of the services provided to our needs; (3) evaluate our quarterly information, financial statements and management report, making the recommendations it deems necessary to our board of directors, being responsible for, at least: (a) monitoring the quality and integrity of the quarterly information, the interim financial statements and the financial statements; and (b) monitoring the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that may add elements not provided for in the usual financial statements reports; (4) monitor the activities of our internal audit and internal controls department; (5) evaluate and monitor our exposure to risk and request detailed information related to (a) management’s compensation; (b) utilization of our assets; and (c) expenses incurred in our behalf; (6) verify if its recommendations are being followed; (7) evaluate the compliance by our management of the recommendations made by the independent and internal audits; (8) evaluate, monitor, and recommend to our board of directors the correction or improvement of our internal policies, including the policy of transactions with related parties; (9) prepare a summarized annual report, to be presented together with the financial statements, which must be kept at our headquarters and available to the CVM, for a period of five years,, including, at least, the following information: (a) meetings held and the main issues that were discussed; (c) description of the recommendations presented to our management and evidence of their implementation; (d) evaluation of the effectiveness of the independent and internal audits; (e) evaluation of the quality of the financial, internal control and risk management reports; and (f) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements; (10) have the means to receive and handle information regarding non-compliance with legal and regulatory provisions adopted by us, including internal regulation; (11) evaluate and monitor the control and verification mechanisms for compliance with the Brazilian anticorruption law; and (12) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that: (1) it be separate from the full board; (2) its members not be elected by management; (3) no executive officer be a member of the body; and (4) home country legal or listing provisions set forth standards for the independence of the members of the body.

As a foreign private issuer, we will to rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee, and we believe that our audit committee complies with the aforementioned exemption requirements.

Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board of directors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our audit committee cannot fulfill these functions. Therefore, our audit committee may only make recommendations to the board of directors with respect to these matters.

The following table sets forth the name, title, date of last appointment and date of birth for each member of our audit committee:

Name	Title	Date of Last Election	Date of Birth
Luiz Nelson Guedes de Carvalho(1)	Chairman	January 14, 2021	November 18, 1945
Philippe Alarcon	Member	January 14, 2021	March 22, 1958
José Flávio Ferreira Ramos(1)	Member	January 14, 2021	June 5, 1958
Heraldo Gilberto de Oliveira	Member	January 14, 2021	May 4, 1964
Christophe José Hidalgo	Member	March 26, 2021	October 25, 1967

(1)	Independent member of our board of directors.

The term of office of all of our audit committee members will expire at the annual shareholder's meeting to be held in 2022.

The following is a summary of the business experience of the members of our audit committee.

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

Philippe Alarcon. Mr. Alarcon has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

José Flávio Ferreira Ramos. Mr. Ramos has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

Heraldo Gilberto de Oliveira. Mr. Oliveira has been a member of our audit committee since January 2021. He is an accounting expert and consultant specializing in accounting, corporate and tax matters. Currently, Mr. Oliveira holds the following positions: member of FIPECAFI - Institute of Accounting, Actuarial and Financial Research Foundation (FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras) since 2014; Central Bank-qualified independent member of the board of directors and chairman of the audit committee of China Construction Bank (Brazil) Banco Múltiplo S.A. since 2014; coordinator of audit committee of Iguá Saneamento S.A. since 2018; and member of the fiscal council of CESP – Companhia Energética de São Paulo since 2019. Prior to that, he was member of the board of directors and audit committee of Sabesp – Companhia de Saneamento Básico de São Paulo (from 2009 to 2013), Banco Nossa Caixa S.A. (from 2007 to 2008) and Banco Industrial e Comercial S.A. (from 2010 to 2014); member of the fiscal council of Suzano Holding S.A. (from 2014 to 2019) and of ANEPI - National Association for Research and Development of Innovative Companies (ANPEI - Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) from 2017 to 2020. Mr. Oliveira holds a degree in administration and accounting sciences and a master’s degree in accounting and controllership from the School of Economics, Management, Accounting and Actuarial Sciences at the University of São Paulo (FEA - USP).

Christophe José Hidalgo. Mr. Hidalgo has been a member of our audit committee since March 2021. Please see “—Board of Directors” for his biography.

Human Resources, Culture and Compensation Committee

Our human resources, culture and compensation committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our human resources, culture and compensation committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) discuss and propose to our board of directors our organizational structure; (3) evaluate and propose to our board of directors management and personnel development policies, as well as guidelines for attracting and retaining talent; (4) identify, including within our subsidiaries, potential future leaders and monitor the development of their respective careers; (5) evaluate and discuss the recruitment and hiring methods adopted by us and by our subsidiaries, using similar Brazilian companies as a parameter; (6) analyze the candidates to be elected to as a member of our board of directors and as a member of the board of director’s advisory committees, including independent members, based on their professional experience, technical training, as well as economic, social and cultural representativeness; (7) examine and recommend to our board of directors the candidates selected for our management; (8) evaluate and discuss the compensation policy for members of our management by proposing to our board of directors the criteria for compensation, benefits and other programs, including stock option plans; (9) periodically present to our board of directors its assessment of the effectiveness of the compensation policies adopted by us; (10) discuss and propose to our board of directors the criteria for the annual assessment of our management’s performance, using similar Brazilian companies as a parameter; and (11) other duties that may be designated by our board of directors.

Our human resources, culture and compensation committee is currently composed of Ronaldo Iabrudi dos Santos Pereira (chairman), Christophe José Hidalgo, and José Flávio Ferreira Ramos all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Finance Committee

Our finance committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our finance committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best economic and financial standards and the process of implementing and maintaining such standards by proposing changes, updates and improvements to our board of directors; (3) analyze and review our budget; (4) analyze and review the economic and financial viability of our investment plans and programs; (5) analyze, review and recommend measures and actions related to any merger and acquisition or any similar transaction involving us or any of our subsidiaries; (6) monitor any transaction and negotiations mentioned in item (5) above; (7) analyze and review the economic and financial ratios, cash flow and indebtedness policy, and suggest changes and adjustments whenever deemed necessary; (8) monitor the average cost of our capital structure and suggest changes, whenever deemed necessary, as well as evaluate and discuss alternatives for attracting new investments; (9) analyze and recommend opportunities in relation to financing transactions that may improve our capital structure, in addition to analyzing and discussing working capital needs and their impacts on our capital structure; (10) assist our board of directors and management in the analysis of the Brazilian and global economic situation and its potential impact on our financial position, as well as in the preparation of scenarios and trends, in the assessment of opportunities and risks and in the definition of strategies to be adopted by us with respect to our financial policy; (11) monitor the trading patterns of our securities in the Brazilian and U.S. markets, as well as the opinions of the main investment analysts; and (12) other duties that may be designated by our board of directors.

Our finance committee is currently composed of Christophe José Hidalgo (chairman), Ronaldo Iabrudi dos Santos Pereira, David Julien Emeric Lubek, Luiz Nelson Guedes de Carvalho, and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Corporate Governance and Sustainability Committee

Our corporate governance and sustainability committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our corporate governance and sustainability committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best corporate governance and sustainability practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required; (3) ensure the proper functioning of our board of directors, management and the advisory committees of our board of directors and the relationship between such entities and between them and our shareholders, and, accordingly, periodically review and recommend to our board of directors changes with respect to their corresponding operation and duties; (4) periodically prepare or review, as the case may be, our bylaws, codes and policies, the committee’s internal regulation, as well as any other documents related to our corporate governance; (5) keep our board of directors informed and updated with respect to laws and regulations, as well as monitor the implementation of regulations and recommendations in force and practiced in the market, including in relation to the rules that may be created and that could impact our corporate and capital market activities; (6) draft, submit to our board of directors and periodically review our transactions with related parties policy, as well as all other policies necessary for the adoption of the best management and corporate governance practices; (7) advise our board of directors on all aspects related to sustainability, including with regard to actions aimed at promoting conscious consumption by our customers, suppliers and employees; (8) advise and recommend the adoption of waste management programs, encouraging small producers and food security; (9) acknowledge and analyze the transactions with related parties; (10) opine, at the request of our board of directors or management, with respect to situations that may possibly be considered as conflicts of interest; (11) ensure the operationalization of our risk management; (12) advise our board of directors on the application of our risk management; (13) give support to our board of directors in defining the risks we are able to undertake and their priorities; (14) give support to our board of directors in the analysis and approval of the risk management strategy; (15) advise the audit committee and our board of directors on the levels of risk exposures; (16) evaluate the effectiveness of the risk management process; (17) identify the risks arising from the strategic changes and directives determined by our board of directors; and (18) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our corporate governance and sustainability committee is currently composed of Ronaldo Iabrudi dos Santos Pereira (chairman), Christophe José Hidalgo, Philippe Alarcon and Josseline Marie-José Bernadette de Clausade, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Strategy and Investments Committee

Our strategy and investments committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our strategy and investments committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best innovation practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the innovation processes, proposing changes, updates and improvements when required; (3) periodically prepare or review, as the case may be, any documents related to our innovation process; (4) assist our board of directors in the analysis of technological trends and innovations, as well as evaluate our current projects, initiatives and investment proposals; and (5) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our strategy and investments committee is currently composed of Christophe José Hidalgo (chairman), Ronaldo labrudi dos Santos Pereira, David Julien Emeric Lubek and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Fiscal Council

Under the Brazilian Corporate Law, a fiscal council (conselho fiscal) is a separate governance body, independent of management and the independent auditors. The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report their findings to shareholders. The fiscal council is a non-permanent body that, according to our bylaws, may be formed with a minimum of three and a maximum of five members, who must all be residents of Brazil, regardless of whether they are shareholders or not. The fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares. On April 28, 2021, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. The current members of our fiscal council are: Tufi Daher (chairman) and his alternate Guillermo Oscar Braunbeck, Eduardo Flores and his alternate Fernando Ferraz de Toledo Machado and Rafael de Souza Morsch and his alternate Marco Antônio Mayer Foletto. The term of office of all of our fiscal council members will expire at the annual shareholder's meeting to be held in 2022. For more information about our fiscal council, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “—B. Compensation—Insurance.”

B.       Compensation

For the year ended December 31, 2020, the aggregate compensation expense for our executive officers was R$24.8 million (R$13.0 million in fixed compensation, R$7.0 million in variable compensation and R$4.9 million in share-based compensation). Our executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. We did not have a board of directors prior to October 2020. We did not have a board of directors prior to October 2020.

For the year ended December 31, 2021, the aggregate compensation expense for our directors and officers is expected to be R$91.8 million, composed of R$43.1 million for our directors (R$30.1 in fixed compensation and R$13.0 in share-based compensation) and R$48.7 million for our executive officers (R$21.8 million in fixed compensation, R$17.6 million in variable compensation and R$9.2 million in share-based compensation).

Profit Sharing Plan

CBD has established a profit sharing plan for its management and management of its subsidiaries. The plan and its rules have been approved by CBD’s board of directors, but is not applicable to them. Under the terms of the plan, each member of our management (including, prior to the Spin-Off, our executive officers) who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The individual amount of the profit sharing payment is based on: (1) the consolidated results of Sendas; (2) the results of the business segment or the department, as the case may be and to which the individual belongs; and (3) the individual’s performance. The final amount is determined by multiplying the individual amount by an index applicable to all participants. This index depends on our operating performance. Prior to the Spin-Off, for the year ended December 31, 2020, our executive officers received R$7.0 million in compensation relating to this profit sharing plan.

We expect that our board of directors will approve a similar profit sharing plan for our management, at which time our management will no longer be subject to the CBD profit sharing plan.

Share-Based Compensation

Sendas Share-Based Compensation Plans

At an extraordinary general shareholders’ meeting held on December 31, 2020, CBD, as sole shareholder of Sendas, voted to: (1) approve the creation of a stock option plan, or the Sendas Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Sendas Compensation Plan. The Sendas Stock Option Plan and Sendas Compensation Plan are substantially similar to the CBD share-based compensation plans described below under “—CBD Stock Option Plans.”

General Terms and Conditions

Sendas Stock Option Plan

The Sendas Stock Option Plan is administered by the human resources, culture and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Sendas Stock Option Plan is designated with a serial number beginning with the letter “C.”

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries who are considered “key executives,” are eligible to participate in the Sendas Stock Option Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Sendas Compensation Plan

The Sendas Compensation Plan is administered by the human resources, culture and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Sendas Compensation Plan is designated with a serial number beginning with the letter “B.”

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries who are considered “key executives,” are eligible to participate in the Sendas Compensation Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Compensation Plan is independent of other forms of compensation, such as wages and benefits.

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of the Sendas Stock Option Plan and the Sendas Compensation Plan, must not exceed 2% of the total number of common shares issued by Sendas, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per Sendas common share granted under the Sendas Compensation Plan will correspond to R$0.01.

For each series of options granted under the Sendas Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the Sendas common shares, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources, culture and compensation committee, in which such options are granted.

Vesting

In general, the stock options granted under the Sendas Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the stock option plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the Sendas Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the Sendas Compensation Plan.

Outstanding Stock Options

As of the date of this annual report, no stock options had been granted.

CBD Stock Option Plans

Prior to the Spin-Off, members of our senior management were granted equity awards under CBD’s stock options plans described below. Following the conclusion of the Spin-Off, Sendas employees remain entitled to exercise any CBD stock options they hold pursuant to the terms of each plan.

At an extraordinary general shareholders’ meeting held on May 9, 2014, CBD’s shareholders voted to: (1) approve the creation of a new stock option plan, or the New Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Compensation Plan. The New Stock Option Plan and the Compensation Plan originally granted options to purchase preferred shares of CBD (which were recently converted into common shares). The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at CBD’s annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of CBD’s preferred shares into common shares, as a result of CBD’s migration to the Novo Mercado listing segment of B3, as approved by CBD’s shareholders on December 31, 2019. Accordingly, as of December 31, 2019, the New Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of CBD’s board of directors.

General Terms and Conditions

New Stock Option Plan

The New Stock Option Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the New Stock Option Plan is designated with a serial number beginning with the letter “C.” As of December 31, 2020, the outstanding series of stock options under the New Stock Option Plan were Series C4, C5, C6 and C7.

CBD’s employees and executive managers, as well as the employees and executive managers of our subsidiaries, including our company, who are considered “key executives,” are eligible to participate in the New Stock Option Plan, subject to the approval of the human resources and compensation committee. Participation in the New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

The Compensation Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Compensation Plan is designated with a serial number beginning with the letter “B.” As of December 31, 2020, the outstanding series of stock options under the Compensation Plan were Series B4, B5, B6 and B7.

CBD’s employees and executive managers, as well as the employees and executive managers of CBD’s subsidiaries, including our company, who are considered “key executives,” are eligible to participate in the Compensation Plan, subject to the approval of the human resources and compensation committee. Participation in the Compensation Plan is independent of other forms of compensation, such as wages and benefits.

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of the New Stock Option Plan and the Compensation Plan, must not exceed 2% of the total number of common shares issued by CBD, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per CBD common share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the CBD common shares, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and compensation committee, in which such options are granted. Provided that the exercise price of any CBD stock options issued pursuant to the New Stock Option Plan held by employees of Sendas following the Spin-Off will be adjusted such that the sum of the adjusted exercise price of the CBD stock options and the exercise price of the Sendas stock options shall be equal to the original exercise price of the CBD stock options.

Vesting

In general, the stock options granted under the New Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the stock option plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the New Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the Compensation Plan.

Stock Options Granted

The chart below details the stock options granted to the members of our senior management in 2020:

	Series B4	Series C4	Series B5	Series C5	Series B6	Series C6
Grant date	May 31, 2017	May 31, 2017	May 31, 2018	May 31, 2018	May 31, 2019	May 31, 2019
Number of options granted	45,004	45,004	41,673	41,673	43,528	43,528
Deadline for the options to become exercisable	June 1, 2020	June 1, 2020	June 1, 2021	June 1, 2021	June 1, 2022	June 1, 2022
Deadline for the exercise of the options	November 30, 2020	November 30, 2020	November 30, 2021	November 30, 2021	November 30, 2022	November 30, 2022
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	68.97	30.74	78.52	35.66	82.39	31.50
Potential dilution in case of exercise of the options	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered

In 2020, 90,640 stock options were exercised by, and an equal number of shares were delivered to, our executive officers.

For the year ended December 31, 2020, our executive officers received R$4.9 million in compensation relating to CBD’s stock option plans.

Pension Plan

In July 2007, CBD established a supplementary private pension plan of defined contribution to its employees, including employees of Sendas, and engaged the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. Sendas provides monthly contributions on behalf of its employees based on services rendered to Sendas. Contributions made by Sendas with respect to employees of Sendas in the year ended December 31, 2020, amounted to R$227 thousand and employees’ contributions amounted to R$227 thousand with four participants as of December 31, 2020. Following the Spin-Off, our employees remain eligible to participate in this pension plan.

Insurance

We maintain officers’ and directors’ liability insurance, covering all of our managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$134 million.

C.       Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D.       Employees

As of December 31, 2020, we had 46,409 employees in Brazil. The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2020	2019	2018
Operational	44,173	39,340	32,946
Administrative(1)	1,729	1,397	1,271
Technical	507	459	339
Total	46,409	41,196	34,556

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, which has been reduced from 71.2% in 2011 to 23.8% in 2020. Our turnover rates for the years ended December 31, 2020, 2019 and 2018 were 23.8%, 26.2% and 27.6%, respectively.

We offer our employees more than 3,600 professional development courses through Assaí University, which is primarily an online platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2020, we invested 1.5 million hours and R$17.9 million in employee training. In 2019, we invested 2.0 million hours and R$11.4 million in employee training. Part of our higher investment in 2020 was due to the need to adapt almost all of our course offerings that we previously offered in person to an online format.

E.       Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth information concerning the ownership of Sendas common shares as of April 22, 2021, by each person whom we know to be the owner of more than 5% of the outstanding Sendas common shares, and by all of Sendas’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Sendas’s common shares. Sendas’s principal shareholders have the same voting rights as other holders of Sendas’s common shares.

We have not sought to verify any information provided to us by our principal shareholders. The principal shareholders may hold, acquire, sell or otherwise dispose of Sendas common shares at any time and may have acquired, sold or otherwise disposed of Sendas common shares since the date of the information reflected herein. Other information about our principal shareholders may also change over time.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Casino Group:
Wilkes Participações S.A.	94,019,178	35.04	94,019,178	35.04
Geant International B.V.	9,423,742	3.51	9,423,742	3.51
Segisor S.A.S.	5,600,050	2.09	5,600,050	2.09
King LLC	852,000	0.32	852,000	0.32
Helicco Participações Ltda.	581,600	0.22	581,600	0.22
Casino	2	0.00	2	0.00
Total Casino Group(1)	110,476,572	41.17	110,476,572	41.17
Directors and Officers(2)	719,395	0.27	719,395	0.27
Others	157,155,600	58.56	157,155,600	58.56
Total	268,351,567	100.00	268,351,567	100.00

(1)	The Casino Group is ultimately controlled by Jean-Charles Henri Naouri. Mr. Naouri is the chairman of the board of directors of CBD and Sendas. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
(2)	Refers to the amount of Sendas common shares that our directors, including chairman of the board Jean-Charles Henri Naouri, and officers own directly. Mr. Naouri is the ultimate controlling shareholder and beneficial owner of the Casino Group. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

As of April 22, 2021, Sendas had 27,073 record holders in Brazil. On April 22, 2021, 32,934,611 of Sendas’s common shares were held in the form of ADSs, representing 12.27% of the total of Sendas’s common shares.

As of April 22, 2021, the Casino Group is the beneficial owner of 41.17% of the total capital stock of Sendas. See “Item 3. Key Information—D. Risk Factors—Risk Relating to our Industry and Us—The Casino Group has the ability to direct our business and affairs.”

Changes in Share Ownership

Changes in Nuveen Shareholding Interest

On April 21, 2021, we received a letter from Nuveen LLC, or Nuveen, stating that certain funds and accounts managed by Nuveen’s investment adviser subsidiaries had disposed of, in the name of such accounts and funds, a total of 678,000 Sendas common shares. As a result, Nuveen holds an interest, on behalf of certain funds and accounts for which its investment adviser subsidiaries act as investment manager, of 13,253,020 common shares, representing 4.94% of the total common shares issued by Sendas. Accordingly, we have excluded Nuveen from our table of principal shareholders above.

B.       Related Party Transactions

Agreements Related to the Spin-Off

In connection with the Spin-Off, we entered into a Separation Agreement and several other agreements with CBD to effect the Separation and provide a framework for our relationship with CBD following the Separation and the Spin-Off. These agreements govern the relationship between CBD and us subsequent to the completion of the Spin-Off and provide for the separation of our assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) from CBD and are attributable to periods prior to, at and after the Separation.

The material agreements described below have been filed as exhibits to this annual report. These summaries below are qualified in their entirety by reference to the full text of the applicable agreements.

Separation Agreement

On December 14, 2020, we entered into a Separation Agreement with CBD. The Separation Agreement sets forth our arrangements with CBD regarding the principal actions to be taken in connection with the Separation and the Spin-Off, and matters regarding the operation of the CBD and Sendas businesses post Spin-Off.

Transfer of Assets and Assumption of Liabilities. The Separation Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned, terminated and/or duplicated to each of CBD and us as part of the internal transactions to be effected prior, during and after the Spin-Off, the purpose of which is to ensure that, as at the time of the Spin-off, each of CBD and Sendas holds the assets which it requires to fully operate.

The Separation Agreement provides for a general description for when and how such transfers, assumptions and assignments will occur, and should be read and constructed together with its ancillary agreements and the Spin-Off protocols, all of which are the legal framework for the transfer of assets and liabilities under Brazilian law.

Conditions. The Separation Agreement will be automatically terminated, pursuant to its terms, if the Spin-Off does not occur by June 30, 2021, and also provides certain conditions to be met for the consummation of the Spin-Off.

Common Agreements. All agreements, arrangements, commitments and understandings with third-parties that contemplate both CBD and us as parties, beneficiaries, guarantors and/or in any way create an obligation to both CBD and us, will terminate as soon as practically feasible after the completion of the Spin-Off, except where such termination could create losses for CBD and us, and therefore will be addressed by the Transition Committee (as defined therein).

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and CBD, on the other hand, will be terminated effective as of completion of the Spin-Off, except for specified agreements and arrangements that are intended to survive completion of the separation that are either transaction in nature, at arm’s length or depend of a transitional period due to its complexity.

Transition Committee. Up to 15 days following approval of the Spin-Off at the extraordinary shareholders’ meeting of CBD, CBD and us will create a Transition Committee to deal with matters related to the separation of both businesses, which will be composed of three members appointed by CBD and three members appointed by us. The Transition Committee will have authority to decide on matters relating to the Separation that do not need to be approved by the companies’ board of directors and/or shareholders.

Representations and Warranties. We and CBD each provide customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor CBD will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Spin-Off. Except as expressly set forth in the Separation Agreement and certain other ancillary agreements or as provided under the applicable law, all assets will be transferred on an “as is”, “where is” basis.

Indemnification. We and CBD each agree to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the Spin-Off and our and CBD respective businesses. The Separation Agreement provides for indemnification in relation to breaches of the agreement, violation or incorrectness of representation and warranties and in relation to certain other assets and liabilities that are specified for in the Separation Agreement.

Release of Claims. We and CBD each agree to release the other affiliates, successors and assigns, and all persons that prior to completion of the Spin-Off have been the other’s directors, officers, managers, members, agents or employees and their respective heirs, successors and assigns, from any claims against them that arise out of or relate to acts, facts or omissions occurred before the Spin-Off and any acts, facts or omissions that relate to the Separation.

Term/Termination. Prior to the completion of the Spin-Off, CBD will have the unilateral right to terminate the Separation Agreement. Neither we nor CBD may rescind the Separation Agreement in any circumstances whatsoever following the completion of the Spin-Off.

Other Matters. Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, confidentiality, data protection, mutual assistance and information exchange after completion of the Spin-Off, treatment and replacement of cross-guarantees, conduct of litigation and tax matters after the Spin-Off, and transfer of and post-Separation access to certain books and records.

Governing Law. The Separation Agreement is governed by the laws of Brazil.

Employee Matters Agreement

On December 17, 2020, we entered into an Employee Matters Agreement with CBD. The Employee Matters Agreement sets forth our arrangements with CBD, as part of the operational separation in connection with the Spin-Off, regarding the transfer of employees to each of CBD and us, the amendment to CBD’s stock options plan and the creation of new stock options plans for our officers and employees, as well as the arrangements concerning agreements, understandings and/or representations with unions.

Cross-Management Agreement

On December 17, 2020, we entered into a Cross-Management Agreement with CBD. The Cross-Management Agreement sets forth our arrangements with CBD regarding persons that will be part of the board of directors of both companies and sets forth certain indemnity provisions to those individuals in relation to the exercise of their duties within CBD or our management.

Data Protection Agreement

On December 17, 2020, we entered into a Data Protection Agreement with CBD. The Data Protection Agreement sets forth our arrangements with CBD regarding the fulfillment of data protection rules by both parties, the sharing of data between CBD and us and indemnification rules relating to any penalties, damages and/or losses that might result from the non-compliance of data protection rules by any party.

Third-Party Stores Management Agreement

On January 12, 2021, we entered into a Third-Party Stores Management Agreement with CBD. The Third-Party Stores Management sets forth our commitment with CBD regarding the engagement of a subsidiary of CBD to manage certain real estate owned or leased by us which we lease or sublease for different stands within our sites.

Spin-Off Protocols

On December 9, 2020, we entered into the following agreements with CBD, which detail the steps of the Corporate Reorganization, the Separation and the Spin-Off:

•         Partial Spin-Off Protocol of Sendas with Merger of the Spun-Off Portion into CBD, or the Sendas Protocol; and

•         Partial Spin-Off Protocol of CBD with Merger of the Spun-Off Portion into Sendas, or the CBD Protocol. The Sendas Protocol and the CBD Protocol are referred to collectively as the “Spin-Off Protocols.”

Pursuant to the Spin-Off Protocols, we and CBD have agreed to pursue the Corporate Reorganization, the Separation and the Spin-Off.

Other Related Party Transactions

From time to time we have entered into transactions with the Casino Group, CBD and other related parties in the ordinary course of our business on an arm’s length basis. The following discussion summarizes certain of the significant agreements and arrangements among us and our related parties. We have a Related Party Transactions Policy which requires that such transactions be at arm’s length and in the interest of our company.

For further details regarding our related party transactions, see note 12 to our audited consolidated financial statements included in this annual report.

Agreements with the Casino Group

Cost Sharing Agreement

On October 28, 2020, we signed the second amendment to the cost sharing agreement dated August 1, 2014, as amended, among CBD and certain companies of the Casino Group, pursuant to which we have agreed to reimburse the Casino Group for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to us to support our development. These activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. This agreement has an indefinite term and may be terminated by any party thereto with 60 days’ prior written notice.

Agency Agreements

On December 20, 2004, we entered into an agency agreement, later amended on February 23, 2017, with CBD and Casino International S.A., an affiliate of Casino, to regulate the terms pursuant to which Casino International S.A. renders international retail and trade services to us (i.e., negotiation of commercial services with international suppliers).

On July 25, 2016, as amended on January 24, 2017, we, CBD and Groupe Casino Limited, an affiliate of Casino, entered into an agency agreement to regulate the terms under which Groupe Casino Limited renders global sourcing services to us (i.e., procurement of global suppliers and mediation in purchases). We also entered into an agreement with the original counterparties of the agency agreement, pursuant to which Groupe Casino Limited reimbursed us for an amount necessary to provide for margin equalization due the reduction of gains as a result of promotions carried out by us in our stores during 2018.

Agreements with CBD

Cost Sharing Agreement

On December 15, 2016, we entered into a cost sharing agreement with CBD, as amended on December 10, 2018, pursuant to which the terms for sharing infrastructure and human resources between Sendas and CBD were established, including treasury, legal, financial controlling and accounting, human resources operations and real estate. This agreement will expire on December 10, 2021, after which it will be automatically renewed every 12 months absent 90 days’ prior written notice by any party to the contrary. We expect that the functions of this cost sharing agreement will be in large part replaced by the cost sharing agreement with the Casino Group described under “—Agreements with the Casino Group—Cost Sharing Agreement.”

Agreements with GreenYellow

Photovoltaic Equipment Lease and Maintenance Agreements

We have entered into various agreements with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation and maintenance of photovoltaic equipment at eight of our Assaí stores. These agreements usually have a term of 25 years. For the lease and rendering of services, GY is remunerated according to a formula that is based on the energy savings generated at each store.

Electric Energy Purchase

On December 31, 2019, we entered into two agreements with Greenyellow Serviços e Comercialização de Energia Ltda., or GY Energia, for the purchase of a total of 275.7 MW of electric energy, for a period of 15 years. GY Energia is remunerated on a monthly basis, according to the amount of energy used by us. On July 29, 2020, these agreements were amended and restated.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 20 to our audited consolidated financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

As of December 31
2020
(in millions of R$)

Tax proceedings(1)	169
Labor proceedings	63
Civil proceedings	50
Total	282

________________

(1)	Includes tax claims related to PIS and COFINS.

Tax Proceedings

Tax proceedings are subject to monthly monetary correction (correção monetária), which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits. In certain cases, we are also subject to fines in connection with these proceedings. We have made provisions for interest charges and fines, when applicable.

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); and (2) a disagreement with the Finance Department of the Brazilian federal government regarding the tax rate of state value added tax known as ICMS, calculated on electricity bills. As of December 31, 2020, we had provisioned R$169 million (R$221 million as of December 31, 2019) with respect to our tax proceedings.

We are also party to several legal and administrative tax proceedings with a possible risk of loss for which we have not recorded provisions. For more information, see “—Contingent Liabilities for Which There Are No Provisions.”

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We have requested the right to exclude the ICMS amount from the calculation basis of our PIS and COFINS tax liability. On March 15, 2017, the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, ruled in our favor, in accordance with the thesis we presented to the court. Since the judgment of the STF, the procedural steps have been in line with what our legal advisors anticipated.

The prosecution has filed an appeal (embargos de declaração) to this decision and such appeal is still pending judgment. We and our external legal counsel estimate that the final decision related to the application of the effects will not limit the right of the judicial claim proposed by us. Nevertheless, the elements which are still pending a final decision do not allow us to recognize the asset related to the tax credits since the original claim began in 2003. As of December 31, 2020, we estimate a potential tax credit in the amount of R$117 million in connection with this proceeding.

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2020, we had provisioned R$64 million (R$75 million as of December 31, 2019) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of December 31, 2020, we had provisioned R$49 million (R$53 million as of December 31, 2019) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2020, we had recorded provisions for these lawsuits in the amount of R$23 million (R$28 million as of December 31, 2019)

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of December 31, 2020, we had recorded provisions for these lawsuits in the amount of R$5 million (R$8 million as of December 31, 2019).

Contingent Liabilities for which No Provision has been Recorded

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings, As of December 31, 2020, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$2,408 million (R$2,353 million as of December 31, 2019). For more information about these legal and administrative proceedings, see note 20.4 to our audited consolidated financial statements included in this annual report.

Dividends and Dividend Policy

General

Pursuant to the Brazilian Corporate Law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve the allocation of the results of operations in any year and the distribution of an annual dividend. Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its bylaws or, if not provided under such bylaws, an amount equal to 50% of the company’s adjusted net profits, calculated pursuant to Brazilian Corporate Law. Currently, Brazilian Corporate Law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits, adjusted according to Brazilian Corporate Law. Pursuant to Brazilian Corporate Law, in addition to the mandatory dividend, the board of directors may recommend the payment of interim dividends and payment of dividends from other legally available funds to shareholders. Also pursuant to Brazilian Corporate Law, a Brazilian company is allowed to suspend the distribution of mandatory dividends in any year in which its management reports at its shareholders’ general meeting that the distribution would be incompatible with the company’s financial condition.

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 2018, 2019 and 2020, we paid dividends to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

According to Brazilian Corporate Law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting.

For further information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the legally required minimum dividend. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

History of Payments of Dividends and Interest on Shareholders’ Equity

The table below summarizes our history of payments of dividends and interest on shareholders’ equity for the periods indicated. There can be no assurance that we will be able to distribute dividends or interest on shareholders’ equity in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—Holders of Sendas common shares and Sendas ADSs may not receive any dividends.”

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$)
Total dividends distributed	—	247	115
Total interest on shareholders’ equity distributed	310	—	—

At the general shareholders’ meeting held on April 28, 2021, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$348.4 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2020. This amount corresponds to R$1.29846211682919 per Sendas common share. Of the total amount, R$263.5 million was paid on November 27, 2020 as interest on shareholders’ equity, and R$84.9 million will be payable as follows: (1) on June 7, 2021, to holders of Sendas common shares on April 28, 2021; and (2) on June 14, 2021, to holders of Sendas ADSs on April 30, 2021. The residual amount payable corresponds to R$0.31654126223623 per Sendas common share.

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10. Additional Information—D. Exchange Controls.” The Sendas common shares underlying the Sendas ADSs will be held in Brazil by the Sendas ADS Custodian, as agent for the Sendas Depositary, the registered owner on the records of the Sendas ADS Custodian for the Sendas common shares underlying the Sendas ADSs.

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Sendas ADS Custodian on behalf of the Sendas Depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the Sendas Depositary for distribution to holders of Sendas ADSs as described above. In the event that the Sendas ADS Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of Sendas ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the shares paid to shareholders, including holders of Sendas ADSs, are subject to the tax treatment outlined in “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”

B.       Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2020.

ITEM 9.	THE OFFER AND LISTING

A.       Offer and Listing Details

The Sendas common shares are listed on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI3.”

In connection with the listing of the Sendas common shares on the B3, we entered into a Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with the B3. Pursuant to the Novo Mercado Participation Agreement, we undertake to comply with all requirements related to the corporate governance practices set forth by the B3 in order to meet the listing requirements for the listing of the Sendas common shares on the Novo Mercado segment of that exchange, which we refer to as the “Novo Mercado regulations.”

The Sendas ADSs are listed on the NYSE under the ticker symbol “ASAI.”

We do not have any other equity securities outstanding apart from our common shares.

B.       Plan of Distribution

Not applicable.

C       Markets

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the Americas and the leader in Latin America.

Trading on the B3 is conducted on an automated system known as the PUMA (Plataforma Unificada Multiativos) Trading System every business day, from 10:00 a.m. to 6:00 p.m. or from 11:00 a.m. to 5:00 p.m. during daylight savings time in the United States. Trading is also conducted between 5:30 p.m. and 6:00 p.m., or between 6:30 p.m. and 7:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, settlement occurs two business days after the trade date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearinghouse, the B3 Central Depositary (Central Depositária da B3), which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading session. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading session, the B3 may suspend trading for a certain period of time to be defined at its sole discretion. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law 6,385, dated December 7, 1976, or the Brazilian Securities Exchange Act, and the Brazilian Corporate Law. The Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporate Law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and the governance of the Brazilian stock exchanges.

Corporate Governance Practices

In 2000, the BM&FBOVESPA, currently known as B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), which were amended in April 2011 and, in the case of the Novo Mercado, again in October 2017. These stock market segments have the purpose of prompting public companies to: (1) disclose information to the market and their shareholders in connection with their business in addition to other disclosures required by law; and (2) adopt corporate governance practices, such as best practices for management, transparency standards and protection of minority shareholders. On June 23, 2017, the B3 announced that companies listed on Novo Mercado have approved a proposal to amend the current Novo Mercado regulations. The reform is part of the evolution process of the B3’s special segments, seeking to maintain the value of listed companies in line with currently accepted international corporate governance practices. The new Novo Mercado regulations, approved by the CVM on September 5, 2017, entered into effect in January 2018.

Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for under Brazilian Corporate Law, such as requirements to: (1) issue common shares only; (2) maintain a free float of at least 25.0% of their outstanding common shares or at least 15.0% of their outstanding shares for companies that have an average daily trading volume of at least R$25.0 million considering the 12 previous months; (3) provide additional information in their financial statements; (4) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company, (b) a trading policy that applies to the issuer, its controlling shareholder, the members of its board of directors, board of executive officers and fiscal council, as well as the members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws and any employees and third parties hired by the company that have permanent or sparse access to relevant information; (c) a related party transactions policy, (d) a risk management policy, (e) a compensation policy, and (f) a policy that determines the criteria and the proceedings to nominate the management of the Company, and (g) resolve and require the issuer, its shareholders, members of its board of directors, board of executive officers and fiscal council to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado).Moreover, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position), except in the event of a vacancy. Should such vacancy occur, a company must: (1) disclose the accumulation of responsibilities of chairman and chief executive officer in the same person on the business day subsequent to the occurrence of the vacancy; and (2) disclose, within 60 days of the vacancy, the measures taken to fill the position.

In addition, prior to taking office, newly-elected members of the board of directors, board of executive officers and fiscal council (and their respective alternates) of companies listed on the Novo Mercado must adhere to arbitration clauses set forth in the company’s bylaws.

Disclosure Requirements

According to Brazilian Corporate Law and CVM regulations, a public company must submit certain periodic information to the CVM and the B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and the B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

•	establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;
•	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;
•	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;
•	require that any person who increases or decreases participation in our share capital directly or indirectly by more than 5.0%, 10.0%, 15.0% and so forth of our share capital must disclose information regarding such acquisition or disposition; and
•	forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or management consider that such disclosure will pose a risk to the company’s legitimate interest.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.       Share Capital

Pursuant to the Novo Mercado regulations and for so long as we are listed on the Novo Mercado, our share capital must consist exclusively of common shares.

On December 31, 2020, our capital stock was represented by 268,351,567 common shares with no par value.

Our board of directors is authorized to increase our capital stock up to the limit of 400,000,000 shares, regardless of any amendment to our bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

B.       Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and the Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this annual report) and to the Brazilian Corporate Law.

Corporation Objects and Purposes

We are a publicly held corporation with our principal place of business and jurisdiction in the city and state of Rio de Janeiro, Brazil, governed by Brazilian laws (including the Brazilian Corporate Law), CVM and SEC regulations and our bylaws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law. Furthermore, we may also engage in a wide range of activities as set forth in article 2 of our bylaws.

Common Shares

Our common shares are listed on the Novo Mercado listing segment of the B3, the highest level of corporate governance of B3.

Pursuant to our bylaws and the Novo Mercado Participation Agreement that we entered into with the B3, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporate Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Allocation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporate Law. See “—Preemptive Rights on Increases in Share Capital.”

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to allocate our net profit, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporate Law defines “net profit” for any fiscal year as the net profit of the relevant fiscal year after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profit in that fiscal year pursuant to our profit sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under the Brazilian Corporate Law and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

•	amounts allocated to the formation of a legal reserve account; and
•	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below). The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Under the Brazilian Corporate Law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five days from the date of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount must be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as our financial condition permits.

Legal reserve account. Under the Brazilian Corporate Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (reserva de expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed an amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian Corporate Law and our bylaws, we may pay dividends only from:

•	our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;
•	our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or
•	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

Dividends are generally to be declared at general shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

Under the Brazilian Corporate Law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary correction (correção monetária), if so, determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest attributable to shareholders’ equity cannot exceed the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, as determined by the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of Sendas ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%, or 17% if certain requirements are met or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “—E. Taxation—Material Brazilian Tax Consequences—Material Brazilian Tax Consequences for Non-Resident Holders of Sendas Common Shares and Sendas ADSs—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Board of Directors

Our board of directors is the main decision-making body responsible for determining the direction of our business operations. Our bylaws outline the general attributes of our board of directors. The members of our board of directors are elected at our shareholders’ meeting. They may be reelected and are subject to removal at any time by our shareholders.

Our board of directors shall ordinarily meet at least six times a year, to review the financial and other results of our company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Decisions of the board of directors are made by an affirmative vote of the majority of its members present at a meeting. In accordance with Brazilian Corporations Law, a member of the board of directors is prohibited from voting in any meeting, or participating in any business operation or activity, in which such member has a conflict of interest with the company.

Election of Members of Our Board of Directors

Pursuant to our bylaws, our board of directors must be composed of three to nine members. The members of our board of directors are elected at a general shareholders’ meeting and serve two-year terms. They may be reelected, and they are subject to removal at any time by our shareholders. The board of directors shall have a Chairman and one Vice-Chairman, all appointed by the annual shareholders’ meeting.

According to the Novo Mercado regulations, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors, meaning that none of these directors: (1) is, directly or indirectly, our controlling shareholder; (2) is subject to the provisions relating to voting rights under a shareholders’ agreement in respect of our Company; (3) has been an employee or director of our Company or of our controlling shareholder; or (4) is a spouse or at least second-degree relative of a controlling shareholder, any executive of our Company or any executive of the controlling shareholder. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position).

Brazilian Corporations Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10.0% of our voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors. Shareholders holding, individually or jointly, at least 10.0% of our common shares are entitled to vote separately to appoint one director. As prescribed by CVM Instruction No. 282/1998, the threshold to trigger cumulative voting rights may vary from 5.0% to 10.0% of the total voting share capital. Taking into consideration our current capital, shareholders representing 5.0% of our voting share capital may request the adoption of cumulative voting to elect the members of our board of directors. If cumulative voting is not requested, our directors will be elected by the majority vote of the holders of our common shares, in person or represented by a proxy.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected members of our board of directors must adhere to arbitration clauses set forth in our bylaws.

Conflict of Interest

Brazilian Corporations Law prohibits any member of our board directors or our executive officers from:

•	performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of our employees or of the community in which we participate, upon approval by the board of directors;
•	receiving, by virtue of his or her position, any direct or indirect personal benefit from third parties without authorization in our bylaws or in a shareholders’ meeting;
•	taking part in a corporate transaction in which he or she has an interest that conflicts with our interests or in the deliberations undertaken by our directors on the matter;
•	borrowing money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval at a shareholders’ meetings or of our board of directors;
•	taking advantage of any business opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she learned of such opportunity through his or her position as a director;
•	neglecting to protect our rights by failing to disclose a business opportunity in our interests with a view to exploiting the opportunity for personal gain, or for the benefit of a third party; and
•	acquiring, in order to resell for profit, a good or right that is essential to our business operations, or that we intend to acquire for ourselves.

The compensation of our directors is determined by our shareholders at the annual shareholders’ meeting that approves the previous fiscal year’s financial statements.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected board members must adhere to arbitration clauses set forth in our bylaws.

For more information about our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors. According to our bylaws, our board of executive officers must be composed of three to eight officers, each of whom must be a resident of Brazil, as required by law. Our executive officers are elected at a meeting of our board of directors for two-year terms, reelection being permitted. Our board of directors may elect to remove officers at any time.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected executive officers must adhere to arbitration clauses set forth in our bylaws.

For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers.”

Fiscal Council

The Brazilian Corporate Law requires our fiscal council (conselho fiscal) to be independent of management and our external independent auditors. The primary responsibility of the fiscal council is to supervise our management’s activities and financial statements and to report their findings to shareholders.

Our fiscal council is a non-permanent body that can be formed with three to five members, and an equal number of alternates, who must all be residents of Brazil.

According to the Brazilian Corporate Law, our fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, and its term ends at the first annual shareholders meeting following its creation. As prescribed by CVM Instruction No. 324/2000, this percentage may be reduced to 8.0% to 2.0% of each company’s voting capital, depending on the company's capital stock. Taking into consideration our current capital, shareholders representing 2.0% of our voting share capital may request the appointment of the fiscal council. The request to install a fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

The fiscal council may not include executive officers or members of the board of directors, or employees of a subsidiary or a company that forms part of the same economic group, or spouses or relatives of any member of our management. Moreover, according to Brazilian Corporate Law, fiscal council members are entitled to at least 10.0% of the average compensation paid to executive officers, excluding benefits, representation fees and profit sharing.

On April 28, 2021, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Insurance.”

Board Committees

Audit Committee

Our bylaws provide for a statutory audit committee (comitê de auditoria), which is an advisory body directly associated to our board of directors. The main functions of our audit committee will be to: (1) analyze and monitor the quality and integrity of our quarterly information, financial statements and management report; (2) evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes; (3) acknowledge and analyze transactions with related parties; (4) evaluate and monitor our exposure to risk; (5) propose the appointment of independent auditors as well as their replacement; and (5) prepare the annual report, to be presented jointly with the financial statements. According to our bylaws, our audit committee must be composed of at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM.

For more information about our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Other Committees

Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: (1) human resources, culture and compensation committee; (2) finance committee; (3) corporate governance and sustainability committee; and (4) strategy and investments committee.

For more information about our board committees, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees.”

Voting Rights

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and the Novo Mercado Participation Agreement that we will enter into with the B3, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporate Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Allocation of Net Profits and Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporate Law. See “—Preemptive Rights on Increases in Share Capital.”

According to the Brazilian Corporate Law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors.

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in the distribution of profits;
•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of our company;
•	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive Rights on Increases in Share Capital;”

•	the right to supervise our management in accordance with the provisions of the Brazilian Corporate Law; and
•	the right to withdraw from our company in the cases specified in the Brazilian Corporate Law, which are described under “—Withdrawal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian Corporate Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held during the first four months following the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council, as the case may be.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporate Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	the amendment of our bylaws;
•	the appointment or removal of members of our board of directors;
•	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;
•	the approval of annual management’s accounts and our annual financial statements;
•	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);
•	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
•	the approval of any proposal to change our corporate, amalgamate, merge our company with or into another company, spin-off or split our company, or any other form of restructuring of our company;
•	the approval of any proposal for the dissolution or liquidation of our company, or for the appointment or replacement of the liquidator;
•	the approval of the accounts of the liquidator; and
•	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the Co-Vice Chairmen of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporate Law, shareholders’ meetings also may be called by:

•	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;
•	shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;
•	shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and
•	our fiscal council, if one is created, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado do Rio de Janeiro, the official newspaper of the state of Rio de Janeiro, and in another widely circulated newspaper in the same state, which is currently Monitor Mercantil. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

Conditions of Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the common shares that they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporate officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer or a proxy.

Quorum and Voting at Shareholders’ Meeting

Generally, the Brazilian Corporate Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding common shares on the first call and, if that quorum is not reached, any percentage on the second call. If a shareholders’ meeting is called to amend our bylaws, a quorum at that shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

•	reduce the percentage of mandatory dividends;
•	change our corporate purpose;
•	consolidate with or merge our company with or into another company;

•	spin off a portion of our assets or liabilities;
•	approve our participation in a group of companies (as defined in the Brazilian Corporate Law);
•	apply for cancellation of any voluntary liquidation;
•	merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and
•	approve our dissolution.

Remote Voting

In accordance with CVM Instruction No. 561, dated April 7, 2015, upon becoming a category “A” publicly-held company in Brazil, we plan to allow our shareholders to submit voting ballots before each shareholders’ meeting. Pursuant to CVM Instruction No. 481, as amended, dated December 17, 2009, we must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to seven days before the applicable shareholders’ meeting. We will inform each shareholder within three days of receipt of the remote voting ballot whether the documents received are sufficient for the vote to be considered valid.

Preemptive Rights on Increases in Share Capital

Under the Brazilian Corporate Law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option plans. A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the bylaws or a shareholders’ meeting. This right is negotiable.

Our board of directors is authorized to eliminate preemptive rights with respect to the issuance of shares, debentures convertible into shares and subscription warrants, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering; or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

In the event of a capital increase, which maintains or increases the proportion of capital, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued shares. In the event of a capital increase which would reduce the proportion of capital, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for shares in proportion to their shareholdings. For risks associated with preemptive rights, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—You might be unable to exercise preemptive rights with respect to the Sendas common shares underlying the Sendas ADSs, as a result of which your investment may be diluted.”

Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their common shares. According to the Brazilian Corporate Law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

•	a reduction in the percentage of mandatory dividends;
•	a change in our corporate purposes;

•	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;
•	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;
•	the conversion of our company to another corporate form; and
•	a spin-off of our company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian Corporate Law.

Withdrawal rights may not be exercised in the event of:

•	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;
•	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and
•	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein,

if our shares (1) are “liquid,” which means that they are part of the IBOVESPA Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates hold less than 50% of the type or class of shares that are being withdrawn.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of this period if we determine that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is adopted more than 60 days after the date of our most recent audited approved balance sheet, a shareholder may request that its shares be valued on the basis of a special balance sheet dated no more than 60 days prior to the date of the adoption of the resolution. In such case, we are obligated to immediately pay 80% of the book value of the shares according to our most recent audited approved balance sheet, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting that gave rise to withdrawal rights.

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book entry form services with a custodian, which performs all of the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to CMN Resolution 373, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

The B3 has a department responsible for clearing (Central Depositária B3), which is also responsible for settlement and custody of the shares. The payment of dividends, bonuses and other corporate events is also managed by the Central Depositary (Central Depositária).

Other Dispositions

In addition to the provisions already described in this annual report, the Brazilian Corporate Law, our bylaws, and current regulations set forth, among others, that:

•	upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 100% of the control price;
•	if provided for in the bylaws, as it is our case, disputes among shareholders will be subject to arbitration;
•	upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares taking into account the total number of outstanding shares;
•	members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent auditor made by the members elected by the controlling shareholders;
•	the chairman of any shareholders’ or board of directors’ meeting may disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

We are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact; or (iv) by one executive officer or one attorney-in-fact, in special circumstances and always in accordance with the powers provided to each.

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact of whom one must always be the chief executive officer; or (iv) an attorney-in-fact duly appointed by two executive officers of whom one must be the chief executive officer.

Sale of Control of Our Company

In the event of a sale of our company’s corporate control directly or indirectly, through single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to assure equal treatment of all shareholders (tag-along right). The tender offer will be subject to the terms and conditions terms set forth under applicable laws and the rules of the Novo Mercado.

Acquisition of a Significant Equity Interest in our Company

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 40 of our bylaws) that acquires, whether through a single transaction or through a series of transactions:

•	direct or indirect ownership more than 25% of our shares (excluding treasury shares); or
•	any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our shares (excluding treasury shares) (each, a “Significant Equity Interest”)

to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and B3 and our bylaws. The purchase price offered in the tender offer must be not less than the greater of:

•	the economic value of our company, determined pursuant to Article 40 of our bylaws;
•	the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and
•	125% of the weighted average unit price of the common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

•	as a result of a merger of our company with another company or a merger of shares of another company into our company;
•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;
•	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or
•	in the event of a public offering (including a public offering with restricted selling efforts).

Involuntary increases of equity interest resulting from cancellation of treasury shares, repurchases of shares by our company or capital reductions with cancellation of shares will not be considered in the calculation of a Significant Equity Interest.

The commencement of a public tender offer by the holder of a Significant Equity Interest does not prevent any other person from commencing a competing public tender offer in accordance with applicable regulations.

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in a general shareholders’ meeting by the affirmative vote of a majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for a general shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

Arbitration

In accordance with our bylaws, we, our shareholders, directors, officers and members of our fiscal council, effective or alternates, if any, agree to resolve through arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 any disputes or controversies that may arise between us relating to or arising from our status as issuer, shareholders, directors, officers or members of the fiscal council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Brazilian Corporate Law, in our bylaws, in the regulation issued by the CMN, the Central Bank and the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado regulations, other regulations of the B3, and the Novo Mercado Participation Agreement.

C.       Material Contracts

Cost Sharing Agreement with Casino

For information regarding our cost sharing agreement with Casino, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with the Casino Group—Cost Sharing Agreement.”

Cost Sharing Agreement with CBD

For information regarding our cost sharing agreement with CBD, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with CBD—Cost Sharing Agreement.”

Agreements with GreenYellow

For information regarding our photovoltaic equipment lease and maintenance agreements and our electric energy purchase agreements with GreenYellow, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with GreenYellow.”

D.       Exchange Controls

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law.

The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Central Bank.

CMN Resolution No. 4,373, dated as of September 29, 2014, provides for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers.

An electronic registration is issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration is carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “—E. Taxation—Material Brazilian Tax Consequences”), the investor will also be subject to less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—E. Taxation—Material Brazilian Tax Consequences.”

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with CMN Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to CMN Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;
•	complete the appropriate foreign investor registration form;
•	through its representative, register as a foreign investor with the CVM; and
•	register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to Normative Ruling No. 1,863/2018, as amended, which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly-held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Ruling No. 1,863/2018.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Instruction No. 560, dated March 27, 2015. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.

Foreign investors may also invest directly under Law No. 4,131/1962, and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than investors under CMN Resolution No. 4,373. A foreign direct investor under Law No. 4,131/1962 must: (1) register as a foreign direct investor with the Central Bank; (2) obtain a Brazilian identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process in respect of suits based on Brazilian Corporate Law. For additional information on Brazilian tax consequences of investing in the Sendas common shares, see “—E. Taxation—Material Brazilian Tax Consequences.”

E.       Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Sendas common shares or the Sendas ADSs. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Brazilian Tax Consequences

The following discussion describes the material Brazilian tax consequences relating to the purchase, ownership and disposal of Sendas common shares and Sendas ADSs by persons that are not domiciled in Brazil for tax purposes (“Non-Resident Holders”).

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil, in effect as of the date of this annual report, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Sendas common shares or Sendas ADSs.

You are advised to consult your own tax advisor with respect to the Spin-Off or an investment in Sendas common shares or Sendas ADSs in light of your particular investment circumstances.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the us, to a Non-Brazilian Holder of common shares or ADSs are currently not subject to withholding income tax (“WHT”) in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007 (“Law No. 11,638”) significantly changed the Brazilian Corporate Law in order to align Brazilian generally accepted accounting principles with IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime (“RTT”), in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638 (“IFRS Profits”), may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007 (“2007 Profits”).

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”), should, in the tax authorities’ view and in the specific case of Non-Resident Holders, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014 (“Law No. 12, 973”), in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long term interest rate as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

•	50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
•	50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Capital Gains

Sale of Sendas ADSs

According to Law No. 10,833, dated December 29, 2003 (“Law No. 10,833”), capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder (defined as a person that is domiciled in Brazil for tax purposes, as defined by the applicable Brazilian tax legislation) are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of Sendas ADSs to another Non-Resident Holder. If the Sendas ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

Conversion of Sendas ADS into Sendas Common Shares

Although there is no clear regulatory guidance, the cancellation of Sendas ADSs and receipt of the underlying Sendas common shares should not subject a Non-Resident Holder to Brazilian tax. Non-Resident Holders may cancel their Sendas ADSs, receive the underlying Sendas common shares, sell such Sendas common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the underlying Sendas common shares upon the cancellation of Sendas ADSs, a Non-Resident Holder may also elect to register with the Central Bank the U.S. dollar value of such Sendas common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such Sendas common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before Brazil’s Central Bank and CVM in accordance with Resolution No. 4,373.

Sale of Sendas Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of Sendas common shares carried out on a Brazilian stock exchange are:

•	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373(a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of Sendas common shares that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131/62 (a “4,131 Holder”); and (B) is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a 4,131 Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of shares of a Brazilian entity by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to Sendas common shares or Sendas ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to Sendas common shares by the Sendas Depositary on behalf of holders of Sendas ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of Sendas common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including common shares underlying common ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying common ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Resident Holder of Sendas ADSs and a 4,373 Holder of Sendas common shares will continue or that it will not change in the future.

Conversion of Sendas Common Shares into Sendas ADSs

The deposit of Sendas common shares into the Sendas ADS program and issuance of Sendas ADSs may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in Sendas common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the Sendas common shares, as the case may be, is lower than:

•	the average price per Sendas common share on the B3 on the day of deposit; or
•	if no Sendas common shares were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the Sendas common shares, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing: (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008 (“Law No. 11,727”).

A Low or Nil Taxation Jurisdiction is a country or location that: (1) does not impose taxation on income; (2) imposes income tax at a maximum rate lower than 20.0%; or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Sendas common shares or Sendas ADSs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Sendas common shares or Sendas ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in common shares and common ADSs, may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.  Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”), may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their Sendas Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

•	banks, mutual funds and other financial institutions;
•	real estate investment trusts and regulated investment companies;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•	tax-exempt organizations or governmental organizations;
•	insurance companies;
•	dealers or brokers in securities or foreign currency;
•	individual retirement and other deferred accounts;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	persons subject to the alternative minimum tax;
•	U.S. Holders who own or are deemed to own 10% or more (by vote or value) of Sendas’s voting stock;
•	persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
•	persons who purchase or sell their shares as part of a wash sale for tax purposes;
•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

•	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sendas Shares, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Sendas Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Spin-Off and the ownership and disposition of Sendas Shares.

This discussion is for informational purposes only and is not tax advice. Holders of Sendas Shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the Spin-Off and the ownership and disposition of Sendas Shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

U.S. Federal Income Tax Consequences of Owning and Disposing of Sendas Shares

Distributions on Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Sendas makes to a U.S. Holder with respect to Sendas Shares (including the amount of any taxes withheld therefrom) will generally be includible in such holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Sendas’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Sendas’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s Sendas Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such Sendas Shares, as capital gain. Sendas, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Sendas makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Sendas will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders.

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Sendas Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Sendas Shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder holds its Sendas Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for non-U.S. taxes imposed, if any, on dividends paid on its shares. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dispositions of Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Sendas Shares in an amount equal to the difference between the amount realized for the Shares and such U.S. Holder’s tax basis in the Shares (as determined above). Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares exceeds one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2020. Further, there can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Sendas were a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares, gains recognized by such U.S. Holder on a sale or other disposition of the Shares would be allocated ratably over the U.S. Holder’s holding period for such Sendas Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Sendas became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Sendas Shares in excess of 125% of the average of the annual distributions on such units or the underlying shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If Sendas is classified as a PFIC in any year that a U.S. Holder is a shareholder, Sendas generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Sendas ceases to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Sendas Shares during any taxable year in which Sendas is a PFIC, that holder generally will be required to file an annual IRS Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the Sendas Shares.

Backup Withholding and Information Reporting

Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of Sendas Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Sendas Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Sendas Shares.

F.       Dividends and Paying Agents

The dividend paying agent for shareholders is Banco Itaú Corretora de Valores S.A. For additional detail, see “—Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

G.       Statement by Experts

The consolidated financial statements of Sendas Distribuidora S.A. as of December 31, 2020 and 2019 and each of the three years in the period ended December 31, 2020, appearing in this annual report have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.       Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may read and copy our periodic reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this annual report.

The Sendas ADSs are listed on the NYSE under the ticker symbol “ASAI.” You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br. Information from that website is not incorporated by reference into this document.

We have appointed JPMorgan Chase Bank N.A. to act as depositary for the Sendas ADSs. JPMorgan Chase Bank N.A. will, as provided in the Sendas Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the Sendas ADSs. Any record holder of the Sendas ADSs may read such reports and communications or summaries thereof at JPMorgan Chase Bank N.A.’s office located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at: Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, 22775-005, Rio de Janeiro, RJ, Brazil.

Our website is located at www.assai.com.br. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.

I.       Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.

We have a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are effectively then liable for amounts in reais and interest based on the CDI rate. Amounts are normally consummated with the same financial institutions and the same maturity periods. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates. We enter into cross-currency interest rate swaps to protect foreign currency exposure. Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. Our realized and unrealized gains and losses on these contracts are included within “financial income” and “financial expense,” respectively.

We use interest rate swap agreements to manage interest costs and risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest expense over the life of the agreements.

We have a policy of entering into contracts only with parties that have high credit ratings. The counter-parties to these contracts are major financial institutions. We do not expect a credit loss from counter-party non-performance.

For more information about our market risks and the sensitivity analyses of these risks, see note 19.7 to our audited consolidated financial statements included in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       American Depositary Shares

In the United States, the Sendas common shares trade in the form of ADS. The Sendas ADSs commenced trading on the NYSE on March 8, 2021.

Description of American Depositary Shares

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as Sendas Depositary, has issued the Sendas ADSs. Each Sendas ADS represents an ownership interest in a designated number or percentage of Sendas common shares which we have deposited with the Sendas ADS Custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an American depositary receipt holder (“ADR holder”), and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this “Description of American Depositary Shares,” references to American depositary receipts or ADRs shall mean ADRs evidencing Sendas ADSs and shall include the statements you will receive which reflect your ownership of Sendas ADSs. In addition, in this “Description of American Depositary Shares,” “ADSs” will refer to the Sendas ADSs, “shares” will refer to Sendas common shares, “depositary” will refer to the Sendas Depositary and “custodian” will refer to the Sendas ADS Custodian.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you are an ADR holder and hold your ADSs directly. If you have a beneficial ownership interest in ADSs but hold the ADSs through your broker or financial institution nominee, you are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. If you are a beneficial owner, you will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by you, and the arrangements between you and such ADR holder may affect your ability to exercise any rights you may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holder's name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Brazilian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the Sendas Deposit Agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the most recent Form F-6 registration statement (or amendment thereto) filed with the SEC. You may also obtain a copy of the form of deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If we advise the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof or the depositary becomes aware of any other governmental approval or license required, the depositary may, in its discretion, apply for such approval or license, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable including, without limitation, Central Bank registration. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:
(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”) in order to make any rights available to ADR holders.
•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.
•	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan, as depositary for the benefit of ADR holders or in such other name as the depositary shall direct.

The custodian will hold all deposited shares for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

We and the depositary, the custodian shall comply with Brazil’s National Monetary Council (Conselho Monetário Nacional) Resolution No. 4,373, dated as of September 29, 2014, in the third article, paragraph three, of the Regulation Annex V, and agree to furnish to the Central Bank and the CVM, whenever required, information or documents related to the ADRs and the deposit agreement, the deposited securities and distributions thereon and, under the terms of the deposit agreement, the depositary and the custodian are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request. The depositary has the right to terminate the deposit agreement on at least 30 days’ notice to ADR holders and us in the event that the depositary or the custodian reasonably could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only by us.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and an ADR holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;
•	the payment of fees, taxes and similar charges; or
•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of deposited securities;
•	to give instructions for the exercise of voting rights at a meeting of holders of shares;
•	to pay any fees, charges or expenses assessed by, or owing to the depositary; or
•	to receive any notice or to act or be obligated in respect of other matters;

 all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares or other deposited securities, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the ADR holders a notice stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Brazilian law, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. Each ADR holder is solely responsible for the forwarding of such notices to the beneficial owners of ADSs registered in such ADR holder’s name. Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing our shares.

ADR holders and beneficial owners of ADSs are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules and/or requirements of the stock exchange or market on which the ADSs are listed or traded, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—Holders of Sendas ADSs are not entitled to attend shareholders’ meetings and may only vote through the Sendas Depositary.”

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;
•	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the Sendas shares are registered for trading;
•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
•	fees and expenses for conversion of foreign currency;
•	stock transfer or other taxes and other governmental charges;
•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”). Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity. Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. We and by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will each be acknowledging and agreeing that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

As of the date of this annual report, we have not yet received any reimbursements from the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADSs, by holding or having held an ADR or an interest in ADSs, acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to the relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. These obligations survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;
•	distribute additional or amended ADRs;
•	distribute cash, securities or other property it has received in connection with such actions;
•	sell any securities or property received and distribute the proceeds as cash; or
•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations, which amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance. ..

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the ADR holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADR holders who have not theretofore surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and beneficial owners of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;
•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and
•	compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are required by the depositary, ourselves or the Custodian to facilitate compliance with any applicable rules or regulations of the Central Bank or CVM.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent applicable. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable to ADR holders or beneficial owners of ADSs if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, Brazil or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);
•	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;
•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information, or in the case of the depositary only, our company; or
•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners of ADSs. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any ADR holder or holders, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners of ADSs about the requirements of any laws, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any ADR holder or beneficial owner of ADSs to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide ADR holders or beneficial owners of ADSs, or any of them, with any information about the tax status of our company. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by ADR holders or beneficial owners of ADSs on account of their ownership or disposition of the ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to ADR holders or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, ADR holders and beneficial owners of ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, ADR holders and beneficial owners of ADSs agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct ADR holders (and through any such ADR holder, the beneficial owners of ADSs evidenced by the ADRs registered in such ADR holder’s name) to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with the ADR holder and/or beneficial owner of ADSs as a holder of shares and, by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. ADR holders may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each ADR holder and each beneficial owner of ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•         appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Each ADR holder and beneficial owner of ADSs is further deemed to acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about our company, the ADR holders, the beneficial owners of ADSs and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners of ADSs and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or the ADR holders or beneficial owners of ADSs may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in such transactions or establishing or maintaining such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships, and (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) for purposes of the deposit agreement and the ADRs, notice to an ADR holder is deemed to constitute notice to any and all beneficial owners of the ADSs evidenced by the holder’s ADRs.

Governing Law and Consent to Jurisdiction

The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

By holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Jury Trial Waiver

The deposit agreement provides that, to the fullest extent permitted by applicable law, each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner and/or holder of interests in ADSs) irrevocably waives, to the fullest extent permitted by applicable law, the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of or relating to our shares or other deposited securities, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or other theory), including any suit, action or proceeding under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any ADR holder or beneficial owner of ADSs of our or the depositary’s compliance with the Securities Act or the Exchange Act, to the extent applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective as of December 31, 2020 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

We are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so, due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Luiz Nelson Guedes de Carvalho, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

ITEM 16B.	CODE OF ETHICS

In March 2021, our board of directors adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of ethics of Sendas complies with item 5.8 of the Novo Mercado regulations issued by the B3 and is available at our website www.assai.com.br and at www.cvm.gov.br. Information from that website is not incorporated by reference into this document. We will provide to any person without charge a copy of our code of ethics, upon request to our investor relations officer.

A copy of our code of ethics has been filed as Exhibit 11.1 to this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and 2019. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2020 and 2019, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2020	2019
	(in millions of R$)

Audit fees	3	2
Audit-related fees	—	—
Tax fees	—	—
All other fees(1)	5	—
Total fees	8	2

________________________________

(1)	In 2020, refers to audit fees paid during the year related to Corporate Reorganization and the SEC and CVM registration in connection with the Spin-Off.

Audit Fees

Audit fees are fees for the audit of our consolidated financial statements and the reviews of our quarterly financial information for the year.

Audit-Related Fees

Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of our consolidated financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

Tax Fees

Tax fees were comprised of the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

All Other Fees

All other fees were comprised of the aggregate fees billed for products and services provided by the principal accountant, other than the services reported under “audit fees,” “audit-related fees” and “tax fees.”

Pre-Approval Policies and Procedures

Our audit committee has the responsibility of approving all audit, audit-related, tax and other services provided by our independent accountants. Any services provided by our independent accountants that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. Our audit committee is permitted to approve certain audit and tax services, pursuant to a de minimis exception.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Under the listed company audit committee rules of the NYSE and the SEC, we are required to comply with Exchange Act Rule 10A-3, which mandates that we either establish an audit committee composed of members of the board of directors that meets specified requirements or rely on an exemption under Exchange Act Rule 10A-3(c)(3), which is the case with our statutory audit committee. In our assessment, in light of the composition of our statutory audit committee, our reliance on the exemption does not materially adversely affect the ability of our statutory audit committee to act independently and to satisfy the other requirements of Exchange Act Rule 10A-3. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Significant Differences between our Corporate Governance Practices and NYSE Corporate Governance Standards

We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we must disclose any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards. As a Brazilian company listed on B3, we are required to comply with the corporate governance standards set forth in Brazilian corporate law and the rules of CVM. The following is a summary of those differences.

Independence of Directors and Independence Tests

The NYSE rules require that a majority of the board of directors must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board of directors. However, both Brazilian corporate law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporate law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence.

Brazilian corporate law requires that our directors be elected by our shareholders at a general shareholders’ meeting. Currently, our board of directors consists of nine members elected by our shareholders, of which six are representatives of the Casino Group and three are independent directors.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporate law does not have a similar provision. According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected from management. There is no requirement that non-management directors meet regularly without management. As a result, the non-management directors on our board of directors do not typically meet in executive session.

Nominating/Corporate Governance Committee

NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.

Although we are not required under applicable Brazilian law, we have created a corporate governance and sustainability committee and a human resources, culture and compensation committee to improve our corporate governance practices. The human resources, culture and compensation committee is responsible for examining candidates and providing guidelines for the appointment of members for our board of directors, special committees and executive officers. For further information on our human resources, culture and compensation committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Human Resources, Culture and Compensation Committee.”

Human Resources and Compensation Committee

NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual general shareholders’ meeting. On the other hand, the board of directors, through the human resources, culture and compensation committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the human resources, culture and compensation committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For further information on our human resources, culture and compensation committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Human Resources, Culture and Compensation Committee.”

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an audit committee that: (1) is composed of a minimum of three independent directors who are all financially literate; (2) meets the SEC rules regarding audit committees for listed companies; (3) has at least one member who has accounting or financial management expertise; and (4) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies to the extent compatible with Brazilian corporate law.

Pursuant to the Novo Mercado regulations, we are required to create and implement an audit committee, which shall be composed of at least one independent member and one member with outstanding knowledge in corporate accounting.

As a foreign private issuer, we chose to rely on an exemption under Exchange Act Rule 10A-3(c)(3). For a further discussion of our statutory audit committee and the audit committee exemption, “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporate law, shareholders must approve all stock option plans. In addition, any issuance of new common shares that exceeds our authorized share capital is subject to shareholder approval as well. Our board of directors, in its turn, is responsible for voting on the issuance of new equity in connection with our existing stock option plans, provided that the limit of our authorized capital is respected.

Corporate Governance Guidelines

Under NYSE listing standards, a listed U.S. company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects. We have adopted and observed corporate governance guidelines in accordance with Brazilian legislation, including a disclosure policy which requires, among other things, the disclosure of our corporate governance guidelines, material facts and annual financial reports. In addition, we have adopted and observed a policy on business conduct and ethics.

Code of Business Conduct and Ethics

NYSE rules require listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to promptly disclose any waivers of the code for directors or executive officers. Brazilian law has a similar requirement.

We implemented a code of ethics in March 2021 to regulate our employees’ conduct with us and our customers, suppliers, competitors, public agents and the public at large. In order to comply with the requirements of the Sarbanes-Oxley Act, NYSE rules and applicable Brazilian law, we implemented rules applicable to our managers’ conduct in connection with the registration and control of financial and accounting information and their access to privileged and non-public information and data in March 2021. For more information about our code of ethics, see “—Item 16B. Code of Ethics.”

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the fiscal council or the audit committee, as the case may be, with ongoing assessments of the company’s risk management processes and system of internal control. Our internal audit department and our internal control department are responsible for our compliance with the requirements of Section 404 of the U.S. Sarbanes Oxley Act of 2002 regarding internal control over financial reporting. The internal audit department reports to our audit committee as well as to our chief executive officer. Our audit committee and chief executive officer, in turn, report to our board of directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS
(a)	Financial Statements

Sendas Distribuidora S.A.

(b)	List of Exhibits
Exhibit No.	Description
1.1*	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation).
2.1	Form of Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 99(a) to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on February 8, 2021).
2.2	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.1).
2.3	Private Debenture Deed Relating to the First Issuance of Unsecured Simple, Non-Convertible Debentures issued by Sendas Distribuidora S.A., dated as of August 9, 2019, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 2.3 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
2.4	First Amendment, dated as of November 19, 2020, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição, to the Private Debenture Deed Relating to the First Issuance of Unsecured Simple, Non-Convertible Debentures issued by Sendas Distribuidora S.A., dated as of August 9, 2019, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 2.4 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
2.5*	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1†	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.1 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.2	Employee Matters Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).

4.3	Cross-Management Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.3 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.4	Data Protection Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.4 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.5	Third-Party Stores Management Agreement, dated as of January 12, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.5 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.6	Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.5 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.7	Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.6 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.8	Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(5) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.9	First Amendment, dated as of October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris, to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(6) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.10	Second Amendment, dated as of October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição, as amended (incorporated by reference to Exhibit 4.10 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.11†	Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.11 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.12	First Amendment, dated as of December 10, 2018, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. to the Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.12 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).

4.13#†	Photovoltaic Equipment Lease Agreement (FV-ASS-CLE-0071), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.13 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.14	Schedule of Omitted Photovoltaic Equipment Lease Agreements (incorporated by reference to Exhibit 4.14 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.15#†	Operation and Maintenance Services Agreement (FV-ASS-COM-71), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.15 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.16	Schedule of Omitted Operation and Maintenance Services Agreements (incorporated by reference to Exhibit 4.16 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.17#†	First Amended and Restated Electric Energy Purchase Agreement (13 Years), dated as of July 29, 2020, by and between Sendas Distribuidora S.A., Greenyellow Serviços e Comercialização de Energia Ltda. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 4.17 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.18	Schedule of Omitted Electric Energy Purchase Agreements (incorporated by reference to Exhibit 4.18 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
8.1	List of subsidiaries of the Registrant. As of the date of this annual report, the Registrant does not have any significant subsidiaries.
11.1*	Code of Ethics, dated March 15, 2021.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive and Chief Financial Officer.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Linkbase Document.

______________

#	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the Registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
*	Filed herewith.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2021	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
Name: Belmiro de Figueiredo Gomes
Title: Chief Executive Officer

/s/ Daniela Sabbag Papa
Name: Daniela Sabbag Papa
Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sendas Distribuidora S.A. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F-2

Recoverability of ICMS (State Value Added Tax “VAT”) tax credits

Description of the Matter

As described in Note 11 to the consolidated financial statements, at December 31, 2020, the Company had ICMS tax credits amounting to R$ 1,311 million. ICMS tax credits recoverability depends on the future generation of ICMS tax payable.

Auditing the recoverability of ICMS tax credits was specially challenging because the recoverability assessment process is complex and involves significant judgment, including assumptions such as growth rates, in the estimation of future ICMS tax payable that could be affected by future market or economic conditions and events.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the recoverability of ICMS tax credits, including controls over management’s projections used in this recoverability assessment and assumptions used by management.

To test the recoverability of the ICMS tax credits, our audit procedures included, among others, evaluating significant assumptions used by management; testing the completeness and accuracy of the underlying data supporting the significant assumptions used by the Company on its recoverability assessment; involving our tax professionals to evaluate the application of tax laws and special tax regimes used in the Company’s ICMS tax credits annual recoverability assessment. We also evaluated the consolidated financial statements disclosures included in Note 11.

F-3

Description of the Matter

Tax claims with a probability of loss assessed as possible

As described in Note 20.4 to the consolidated financial statements, the Company is party to a significant number of administrative and legal proceedings arising from various tax claims totaling R$ 2,408 million for which no provision was recorded as of December 31, 2020, as the probability of loss was assessed as possible based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in the court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

Auditing management’s assessment of the probability of a loss on tax claims is complex, highly judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the Brazilian tax authorities.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to estimate whether the technical merits are more-likely-than-not to be sustained in the court.

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits and in evaluating legal opinions or other third-party advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; evaluating the Company’s assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We also evaluated the consolidated financial statements disclosures included in Note 20.4.

Description of the Matter

Corporate reorganization

As described in Note 1.3 to the consolidated financial statements, at the General and Special Shareholders’ Meetings of the Company and the Company’s controlling shareholder Grupo Pão de Açúcar (“GPA”), held on December 31, 2020, shareholders of both companies approved the proposal for corporate reorganization previously approved on December 12, 2020 by the Boards of Directors of both companies.

Auditing the corporate reorganization was complex due to the significance of the underlying transactions, the tax and accounting implications involved, including the adequate presentation of the operations of the Company´s subsidiary Exito as discontinued operations.

How We Addressed the Matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the tax and accounting implications for the corporate reorganization.

To test the corporate reorganization, our audit procedures included, among others, obtaining the corporate reorganization agreement and other related corporate legal documentation, analyzing the Company’s technical accounting and tax memoranda, evaluating the related accounting and tax entries and testing their consistency with the shareholders’ approvals. We also evaluated the related consolidated financial statements disclosures in note 1.3.

F-4

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

April 28, 2021

Sendas Distribuidora S.A.

Consolidated Statement of Operations and Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Notes	2020	2019	2018
			Restated

Net operating revenue	25	36,043	28,082	23,017
Cost of sales	26	(30,129)	(23,349)	(18,845)
Gross profit		5,914	4,733	4,172
Operating expenses, net
Selling expenses	26	(2,811)	(2,273)	(1,908)
General and administrative expenses	26	(435)	(352)	(275)
Depreciation and amortization		(503)	(395)	(313)
Other operating expenses, net	27	(97)	(11)	(3)
Operating profit		2,068	1,702	1,673
Net financial result	28	(443)	(200)	(120)
Income before income taxes from continuing operations		1,625	1,502	1,553

Income tax and social contribution	23.1	(436)	(426)	(477)

Net income from continuing operations		1,189	1,076	1,076
Discontinued operations
Net income from discontinued operations, net of taxes	33	367	(16)	—
Net income for the year		1,556	1,060	1,076

Other comprehensive income
Items that may be subsequently reclassified to the statement of operations
Exchange rate differences on translation of foreign investments		358	220	—
Cash flow hedge		—	5	—
Other comprehensive income for the year		358	225	—
Total comprehensive income for the year		1,914	1,285	1,076

Net income for the year attributable to:
Controlling shareholders		1,398	1,047	1,076
Non-controlling interest		158	13	—
		1,556	1,060	1,076

Total comprehensive income attributable to:
Controlling shareholders		1,165	1,209	1,076
Non-controlling shareholders		749	76	—
		1,914	1,285	1,076

Basic and diluted earnings per share for continuing operations attributable to controlling shareholders (in Reais - R$)	29	4.43657	4.17054	6.21186

Basic and diluted earnings per share attributable to controlling shareholders (in Reais - R$)	29	5.21642	4.05814	6.21186

The accompanying notes are integral part of these consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated Balance Sheet

As of December 31, 2020 and 2019

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2020	2019
Current assets
Cash and cash equivalents	7	3,532	5,026
Trade receivables	8	182	491
Other accounts receivable	9	34	206
Inventories	10	3,739	5,190
Recoverable taxes	11	768	1,119
Derivative financial instruments	19.13	57	29
Other current assets		37	169
		8,349	12,230

Assets held for sale		-	52

Total current assets		8,349	12,282

Non-current assets
Other accounts receivable	9	—	37
Recoverable taxes	11	866	962
Derivative financial instruments	19.13	11	11
Related parties	12	178	97
Restricted deposits for legal proceedings	20.7	134	121
Other non-current assets		1	84
Investments	13	769	320
Investment properties	15	—	3,051
Property, plant and equipment	16	7,476	14,652
Intangible assets	17	1,037	4,288
Total non-current assets		10,472	23,623

Total assets		18,821	35,905

The accompanying notes are integral part of these consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated Balance Sheet

As of December 31, 2020 and 2019

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2020	2019
Current liabilities
Trade payables, net	18	5,058	9,770
Borrowings and financing	19.13	280	316
Debentures	19.13	1,840	1,156
Payroll and related taxes		371	572
Lease liabilities	21	172	404
Related parties	12	41	152
Taxes payable		104	327
Income tax and social contribution payable		424	—
Deferred revenues	22	227	277
Dividends payable	24.2	85	11
Acquisition of non-controlling interest	19.10	—	466
Other current liabilities		184	479
Total current liabilities		8,786	13,930

Non-current liabilities
Borrowings and financing	19.13	952	622
Debentures	19.13	4,759	6,727
Deferred income tax and social contribution	23.2	82	1,191
Provision for legal proceeding	20	282	349
Lease liabilities	21	2,604	3,347
Deferred revenues	22	1	2
Other non-current liabilities		8	36
Total non-current liabilities		8,688	12,274

Shareholders´ equity
Capital stock	24.1	761	4,421
Capital reserve		4	18
Profit reserve		582	2,497
Other comprehensive income		—	162
Equity attributable to controlling shareholders		1,347	7,098

Non-controlling interests		—	2,603
Total shareholders´ equity		1,347	9,701

Total liabilities and shareholders´ equity		18,821	35,905

The accompanying notes are integral part of these consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	Controlling shareholders
		Capital reserves	Profit reserves
	Capital stock	Stock options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interest	Total shareholder’s equity
Balances as of January 1, 2018	2,252	8	70	790	(96)	—	3,024	—	3,024

Non-cash capital contribution	99	—	—	—	—	—	99	—	99
Stock options granted	—	8	—	—	—	—	8	—	8
Net income for the year	—	—	—	—	1,076	—	1,076	—	1,076
Interest on own capital	—	—	—	(115)	—	—	(115)	—	(115)
Legal reserve	—	—	55	—	(55)	—	—	—	—
Reserve for profit retention	—	—	—	1,042	(1,042)	—	—	—	—
Balances as of December 31, 2018	2,351	16	125	1,717	(117)	—	4,092	—	4,092

Sendas Distribuidora S.A.

Consolidated Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserve		Profit reserve
	Capital stock	Other reserve	Stock options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interest	Total shareholder´s equity
As of December 31, 2018	2.351	—	16	125	1,717	(117)	—	4,092	—	4,092
Other comprehensive income
Net income for the year	—	—	—	—	—	1,047	—	1,047	13	1,060
Cash flow hedge	—	—	—	—	—	—	5	5	—	5
Exchange rate variation of foreign Investments	—	—	—	—	—	—	157	157	63	220
Comprehensive income for the year	—	—	—	—	—	1,047	162	1,209	76	1,285

Non-cash capital contribution	67	—	—	—	—	—	—	67	—	67
Capital increase	2,003	—	—	—	—	—	—	2,003	—	2,003
Stock options granted	—	—	2	—	—	—	—	2	—	2
Interest on own capital	—	—	—	—	(247)	—	—	(247)	—	(247)
Interim dividends	—	—	—	—	(50)	—	—	(50)	(37)	(87)
Hyperinflationary economy effect	—	—	—	—	22	—	—	22	7	29
Legal Reserve	—	—	—	52	—	(52)	—	—	—	—
Profit retention reserve	—	—	—	—	878	(878)	—	—	—	—
Non- controlling interests	—	—	—	—	—	—	—	—	2,557	2,557
As of December 31, 2019	4,421	—	18	177	2,320	—	162	7,098	2,603	9,701

Sendas Distribuidora S.A.

Consolidated Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	Controlling Shareholders
		Capital reserve		Profit reserve
	Capital stock	Other reserve	Stock options	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interest	Total shareholder´s equity
As of December 31, 2019	4,421	—	18	177	2,320	—	162	7,098	2,603	9,701
Other comprehensive income
Net income for the year	—	—	—	—	—	1,398	—	1,398	158	1,556
Foreign exchange rate variation of foreign investments	—	—	—	—	—	—	(233)	(233)	591	358
Equity on other comprehensive income (note 13)	—	—	—	—	—	—	1,945	1,945	15	1,960
Comprehensive income for the year	—	—	—	—	—	1,398	1,712	3,110	764	3,874
Effects of the Spin-off transaction
Capitalization credits - Spin-off (note 24.1)	140	—	—	—	—	—	—	140	—	140
Capital increase - Bellamar (note 13.1)	769	—	—	—	—	—	—	769	—	769
Capital increase - assets and liabilities indemnity	127	—	—	—	—	—	—	127	—	127
Corporate restructuring (note 1.3)	(5,715)	(19)	—	(30)	(2,866)	—	(1,874)	(10,504)	(3,116)	(13,620)
Transactions with non-controlling shareholders	—	—	—	—	(22)	—	—	(22)	—	(22)
Valorization PUT subsidiary Disco	—	—	—	—	—	—	—	—	(102)	(102)
Hyperinflationary economy effect	—	—	—	—	—	—	—	—	5	5
Others	—	—	—	—	—	—	—	—	(11)	(11)
Non-cash capital contribution (note 24.1)	369	—	—	—	—	—	—	369	—	369
Capital contribution (note 24.1)	650	—	—	—	—	—	—	650	—	650
Stock options granted (note 24.6)	—	—	5	—	—	—	—	5	—	5
Interest on own capital (note 24.2)	—	—	—	—	(310)	—	—	(310)	—	(310)
Dividends (note 24.2)	—	—	—	—	(85)	—	—	(85)	(143)	(228)
Legal Reserve (note 24.3)	—	—	—	5	—	(5)	—	—	—	-
Reversal of profit retention (note 24.3)	—	—	—	—	1,393	(1,393)	—	—	—	-
As of December 31, 2020	761	(19)	23	152	430	—	—	1,347	—	1,347

The accompanying notes are integral part of these consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated Statements of Cash Flows

Years December 31, 2020, 2019 and 2018

(In millions of Brazilian Reais)

	For the year ended December 31,
	2020	2019	2018
Cash flow from operating activities
Profit from continued operation	1,189	1,076	1,076
Profit from discontinued operation	367	(16)	—
Net income for the year	1,556	1,060	1,076
Adjustment for reconciliation of net income
Deferred income tax and social contribution	(372)	162	175
Loss on disposal of property, plant and equipment	588	—	50
Depreciation and amortization	1,372	484	341
Financial changes	785	431	171
Share of (profit) and loss of associate	(27)	5	—
Provision for (reversal of) legal proceeding	77	19	(46)
Provision write-off assets	24	—	—
Share-based payments	5	2	8
Provision for allowance for inventory losses and damages	13	5	(3)
Gain on leasing write-off	(517)	(1)	(15)
Allowance for doubtful accounts	51	—	3
Reversal of VAT provision	—	—	(369)
	3,555	2,167	1,391
Variations in operating assets and liabilities
Trade receivables	(155)	21	63
Inventories	(1,029)	(153)	(477)
Recoverable taxes	(46)	(326)	(161)
Restricted deposits for legal proceedings	(14)	(1)	—
Other assets	(10)	(106)	(45)
Trade payables, net	877	1,671	779
Payroll and related taxes	121	36	48
Related parties	(54)	(17)	10
Provision for legal proceeding	(41)	(22)	(6)
Taxes and social contributions payable	556	69	66
Income tax and social contribution, paid	(67)	(131)	(244)
Deferred revenue	(107)	(153)	58
Other liabilities	(88)	104	63
	(57)	992	154

Net cash generated by operating activities	3,498	3,159	1,545
Cash flow investment activities
Capital contribution in associates	(31)	—	—
Purchase of property, plant and equipment	(1,562)	(1,357)	(907)
Purchase of intangible assets	(82)	(52)	(41)
Proceeds from the sale of property, plant and equipment	604	362	22
Acquisition of subsidiaries, net of cash	—	(3,311)	—
Purchase of investment property	(15)	(12)	—
Subsidiary spin-off	(3,687)	—	—
Net cash from corporate reorganization	(14)	—	—
Net cash used in investment activities	(4,787)	(4,370)	(926)
Cash flow financing activities
Capital increase	650	2,003	—
Proceeds from borrowings and financing	2,852	9,395	417
Payment of borrowings and financing	(3,052)	(6,124)	(201)
Dividends and interest on equity paid	(489)	(299)	(115)
Payment of lease liabilities	(756)	(267)	(200)
Transaction with non-controlling interest	2	7	—
Net cash generated by (used in) financing activities	(793)	4,715	(99)
Net (decrease) increase in cash and cash equivalents	(2,082)	3,504	520

Exchange rate variation on cash and cash equivalents	588	111	—

Cash and cash equivalents at the beginning of the year	5,026	1,411	891
Cash and cash equivalents at the end of the year	3,532	5,026	1,411

The accompanying notes are integral part of these consolidated financial statements.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. ("Sendas Distribuidora" or the “Company”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On December 31, 2020, the Company operated 184 stores and 12 Distribution Centers in 22 states and Federal District in Brazil.

On December 31, 2020, the Company completed a corporate reorganization (the “Transaction”) that resulted in the separation of the Company’s cash and carry business under the ASSAÍ banner from the traditional retail business of Companhia Brasileira de Distribuição (“GPA”). As a result of the Transaction, the Company ceased to be a wholly-owned subsidiary of GPA and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”), whose parent company is Casino Guichard Perrachon (“Casino”), a French company listed in the Paris Stock Exchange. See note 1.3.

1.1	Acquisition and subsequent distribution of Almacenes Éxito S.A.

On November 27, 2019, the Sendas Distribuidora completed a public offering in Colombia to acquire the shares of Almacenes Éxito S.A. (“Éxito”) from the public including those owned by Casino. Éxito is a Colombian company that operates the Éxito, Carulla, Super Inter, Surtimax and Surtimayorista supermarket and hypermarket banners in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. Éxito is listed on the Colombian Securities Exchange. Further details of the acquisition are disclosed in note 14.

On December 31, 2020, as part of the Transaction, the Company distributed, to GPA, all of the shares of Éxito. As a result, Éxito and its subsidiaries (collectively, the “Éxito Group”) have been presented as discontinued operation. See notes 1.3 and 33.

1.2	Listing of Sendas Distribuidora

The Transaction contemplated the listing of the Company’s common shares on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the Company’s American Depositary Shares (“ADSs”) on the New York Stock Exchange (“NYSE”).

On December 11, 2020, the Company became a publicly held company in Brazil, registered with the Brazilian Securities and Exchange Commission (“CVM”) under category “A”.

On February 10, 2021, the Company’s request to list its common shares to trade on the Novo Mercado segment of the B3 was approved, and the Company’s common shares started trading on the B3 on March 1, 2021, under the ticker symbol “ASAI3”.

On February 12, 2021, the Company’s request to list its ADSs representing common shares on the NYSE was approved, and the Company’s ADSs started trading on the NYSE on March 8, 2021, under the ticker symbol “ASAI”.

In connection with the Transaction, holders of GPA’s common shares received one common share issued by the Company for each common share of GPA held at the close of trading on February 26, 2021. In addition, holders of GPA’s ADSs received one ADS (each representing one common share of the Company) for each ADS of GPA held at the close of trading on March 2, 2021.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

1.3	Corporate Reorganization

The initial study to segregate Sendas Distribuidora through a partial spin-off from its parent company GPA was approved, by the Board of Directors meeting, held on September 9, 2020.

On November 19, 2020, the Company obtained from its creditors all the necessary consents to undertake the Transaction including holders of the Company’s debentures and promissory notes, as the case may be, agreed to, among other things, amend the interest rates charged for each series of debentures, release GPA as guarantor of the Company's debentures and promissory notes, and amend certain financial covenants upon the conclusion of the Transaction. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company's gross debt on December 31, 2020. In addition, the Company obtained a "waiver" for the compliance of the financial covenants for the period from December 31, 2020 through December 31, 2023 and as a result, the amount of R$71 was recognized in the financial result, which is recorded under “cost of debt”. See note 28.

At meetings held on December 12, 2020 and disclosed to the market on December 14, 2020, the Board of Directors of the Company and GPA approved the Transaction to separate the cash and carry business under the ASSAÍ banner from the traditional retail business of GPA.

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction, as described below:

•

The Company engaged in an exchange transaction with GPA (the “Exchange Transaction”) in which certain assets of GPA were transferred to the Company in exchange for an equivalent value of the shares of Éxito held by the Company (corresponding to 9.07% of the total outstanding shares of Éxito). The assets of GPA transferred to the Company consisted of:

•

50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769 million, see note 14.1; and

•	five parcels of real estate (the “Real Estate Assets”), in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future, see note 16.2.
•

Following and contemporaneously with the Exchange Transaction, the Company distributed to GPA the remaining shares of Éxito held by the Company (corresponding to 87.80% of the total outstanding shares of Éxito).

•	The Company distributed certain assets to GPA in the net amount of R$20 million. GPA conducted the following capital contributions:
•	GPA transferred to the Company the net assets of stores that may be developed by the Company in the future, with a residual value of R$45 million, see note 24.1;
•	GPA contributed intercompany receivables to Company for an amount of R$140 million; and
•	GPA contributed R$500 million in cash to the Company.

In addition, on December 12, 2020, the Company entered into a Separation Agreement with GPA, which provides a framework for the Company’s relationship with GPA following the Transaction. Pursuant to the Separation Agreement, the Company will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Transaction, in a net amount of R$127 million, see note 12.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

1.3.1	Derecognition of Éxito subsidiary

The following is Éxito’s balance sheets as of December 31, 2020, which were derecognized in the Company’s consolidated balance sheet as a result of the Transaction described above. Upon the derecognition Éxito, which was the Company’s only subsidiary, the Company no longer presents consolidated financial statements.

	Notes	As of December 31, 2020 (Transaction date)
Current assets
Cash and cash equivalents		3,687
Trade receivables		384
Other accounts receivables		220
Inventories		2,993
Recoverable taxes		570
Other current assets		130
		7,984
Assets held for sale		30
Total current assets		8,014
Non-current assets
Related parties		82
Restricted deposits for legal proceeding		3
Other non-current assets		171
Investments	13	480
Investment properties	15	3,639
Property, plant and equipment	16.2	10,504
Intangible assets	17	4,051
Total non-current assets		18,930
Total assets		26,944

Current liabilities
Trade payable		6,449
Borrowings and financing	19.14	1,051
Payroll and related taxes		375
Lease liabilities	21.3	377
Related parties		77
Taxes and social contributions payable		288
Acquisition of non-controlling interest		636
Deferred revenues		200
Dividends payable		40
Other current liabilities		236
Total current liabilities		9,729
Non-current liabilities
Borrowings and financing	19.14	520
Deferred income tax and social contribution		883
Provision for legal proceeding	20	139
Lease liabilities	21.3	2,039
Other non-current liabilities		39
Total non-current liabilities		3,620
Shareholders´ equity
Total shareholders´ equity		13,595
Total Liabilities and Shareholders´ equity		26,944

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

1.4	Impacts of the pandemic on the Company’s financial statements

The Company has been monitoring the spread of COVID-19 (Coronavirus) and its impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

•	The Company reviewed its budget, adopted to estimate the calculation of recovery of the store assets and intangible assets on December 31, 2020, and no significant reductions were seen in revenues, and in other items of the income statement to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests (see note 16.1). The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2020. The discount rate applied to cash flow projections is 9.8% on December 31, 2020 (8.4% on December 31, 2019), and the cash flows to exceed three years are extrapolated, applying a growth rate of 4.6% on December 31, 2020 (4.8% on December 31, 2019). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets;
•	The Company analyzed the collection of balances of accounts receivable from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions, in addition to those already recorded;
•	Concerning inventories, the Company does not foresee the need to make a market price adjustment;
•	Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;
•	At this point, the Company does not foresee additional funding; and
•	Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant and are highlighted in note 27 – Other operating expenses, net.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the Company’s financial statements, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

1.5	Sale and Leaseback Transaction

In line with the Company’s asset monetization strategy, on March 5, 2020, the Company entered into a Sale and Leaseback Transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., by signing the “Private Instrument of Real Property Purchase and Sale and leaseback Commitment and Surface Real Right”. This agreement initially includes the sale of 13 real properties owned by the Company, for a total amount of R$532.

• On May 29, 2020, the Company sold 4 of these real estate properties, for a total amount of R$175 paid in cash.

• On June 29, 2020, the Company sold the other 4 real estate properties, for the total amount of R$206, paid in cash.

• On July 22, 2020, the Company sold an additional 4 real estate properties for a total amount of R$131, excluding 1 real property of non-relevant amount out of total volume.

The Company recognized a gain on sale of R$52 as result of these transactions, see note 27.

Concurrently with the sale transaction, the parties signed lease agreements for each real property, each with a 15-year term, renewable for an equal period, ensuring the continuity of the Company’s operations in the real properties with sustainable financial conditions.

2	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced by and corresponds to that used by Management in the administration of the Company.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company. The functional currency of the subsidiaries located abroad is the local currency of each jurisdiction.

The consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements for the fiscal year ended December 31, 2020, 2019 and 2018 were approved by the Board of Directors on April 28, 2021.

.

2.1	Basis of consolidation

The consolidated financial statements include the financial information of all subsidiaries over which Sendas Distribuidora exercises control directly or indirectly. The determination if a subsidiary is controlled by Sendas Distribuidora and the basis of consolidation are in accordance with the requirements of IFRS 10 – Consolidated Financial Statement.

The consolidated financial statements of the subsidiaries are prepared on the same closing date of the reporting period of Sendas Distribuidora, using consistent accounting policies. All balances and transactions, including income and expense, unrealized gains and losses, and dividends resulting from intercompany operations included in the consolidation are fully eliminated.

Gains or losses resulting from changes in equity interest in subsidiary, which do not result in loss of control, are directly recorded in equity. Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

In the consolidated financial statements, Sendas consolidates all its subsidiary and reports non-controlling interests in a separate line item in shareholders’ equity and statements of operations.

The list of subsidiaries is presented in Note 13.

3	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s consolidated financial statements.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

3.1	Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transactions qualify for recognition.

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

3.2	Classification of assets and liabilities as current and non-current

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	expected to be realized within twelve months after the reporting period or
•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled within twelve months from the end of the reporting periods
•	held primarily for the purpose of trading
•	due to be settled within twelve months after the reporting period or
•	there is no unconditional right to defer the settlement of the liability for at least twelve months after
•	the reporting period are classified as current liabilities.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12.

3.3	Foreign operation

For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the financial statements of foreign operations are translated into Brazilian Reais, as follows:

•	Assets and liabilities, including goodwill, are translated into Brazilian Reais at the exchange rate prevailing at the reporting date.
•	The statements of operation are translated into Brazilian Reais using the average rate for the period except when significant fluctuations in the exchange rate occurs, in which case, the rate at the transaction date is used.
•	Equity accounts are maintained at the historical balance in Reais.

The exchange rate differences arising from the translation are recognized in other comprehensive income. When a foreign operation is disposed of, the component of other comprehensive income related to that particular foreign operation is reclassified to profit or loss.

3.4	Hyperinflation

Starting from September 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of operation of the indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose functional currency is the Argentinean peso, are being adjusted so that amounts are reported in the monetary measurement unit at the end of the reporting period. This unit considers the effects measured by the Consumer Price Index in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the indirect subsidiary Libertad must be considered as highly inflationary starting from September 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

3.5	Transactions between entities under common control

IFRS does not provide specific guidance to account for transactions between entities under common control. The Company accounts for transactions between entities under common control with the purpose of a corporate reorganization, without economic substance, at historical cost with any resulting effect recorded in shareholders’ equity. Business combinations with economic substance are recorded following the provisions of IFRS 3, Business Combinations.

3.6	Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

i)	represents a separate major line of business or geographical area of operations;
ii)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
iii)	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations, being presented as a single amount in the result after taxes from discontinued operations in the statement of operations. See note 33.

All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

3.7	Dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends prescribed in the bylaws. Any amount exceeding this minimum is recorded only on the date on which such additional dividends are approved by the Company’s shareholders, see note 24.2.

3.8	Cash flow, interest payments

The interest payments on borrowing and finance settled by the Company are being disclosed in the financing activities and is included with payments on related borrowing and finance, and lease payment. The total of interest payment on December 31, 2020 was R$ 549 (R$ 116 on December 31, 2019 and R$ 24 on December 31, 2018).

4	Presentation of Éxito as discontinued operations

The consolidated statement of operations for the year ended on December 31, 2019 has been recast present Éxito as a discontinued operation, as a result of the Transaction, in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. See note 1.3.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

5	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and published standards effective from 2018
5.1	Amendments to IFRSs and new interpretations of mandatory application starting at 2020, 2019 and 2018

The Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2019. The main new standards adopted are the following:

Statement	Description	Effective date
IFRS 16 – Leases (“IFRS16”)

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

See Note 5.1.1 for the impact.

01/01/2019
IFRIC 23 - Uncertainty over Income Tax treatment (“IFRIC23”)

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty.

that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

See Note 5.1.2 for the impact.

01/01/2019
Amendments to IFRS 3 – Business Combinations (*)	The amendments to IFRS 3 clarify that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input of resources and a substantive process that, together, contribute significantly to the ability to generate output of resources.	01/01/2020
IAS 1: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2020
Amendments to IAS39, IFRS7 and IFRS9: Reference Interest Rate Reform	The amendments to Pronouncements IAS 39, IFRS 7 and IFRS 9 provide exemptions that apply to all protection relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedge object item or hedge instrument.	01/01/2020
Review of Conceptual Framework	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
Benefits provided to lessees in connection with the COVID-19 pandemic	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Lessee under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Published on 07/07/2020)

(*) Applicable for acquisitions concluded after January 1, 2020.

The adoption of these standards did not result in a material impact on the Company's financial statements.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

New and amended standard and interpretation adopted in 2019

5.1.1	Adoption of IFRS 16 – Leases

The Company adopted IFRS 16 using the full retrospective method of adoption, with the date of application of January 1, 2019. In accordance with the full retrospective method of adoption, the Company applied IFRS 16 at the date of initial application as if it had already been effective at the commencement date of existing lease contracts. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

The Company uses the incremental borrowing rate to discount the lease liabilities. In addition, the lease liabilities include taxes on lease payments and the impact of the significant leasehold improvements amortization period over the estimation of the reasonably certain lease terms. The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has several lease contracts that include extension and termination options. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination, including significant leasehold improvements on the leased property.

The adjustments arising from adoption of IFRS 16 for each period presented in the consolidated financial statements are detailed as follows:

	As of January 1, 2017
Balance sheet	Originally apresented	IFRS 16 Effects	After IFRS 16

Other accounts receivable	164	(13)	151
Total current assets	2,447	(13)	2,434

Other accounts receivable	226	(25)	201
Deferred income tax and social contribution	—	36	36
Property and equipment, net	2,111	675	2,786
Total noncurrent assets	3,299	686	3,985
Total assets	5,746	673	6,419

Borrowings and financing	2,160	(4)	2,156
Leasing liabilities	—	54	54
Total current liabilities	2,959	50	3,009

Leasing liabilities	—	693	693
Total noncurrent liabilities	458	693	1,151

Total liabilities	3,417	743	4,160

Total shareholders' equity	2,329	(70)	2,259
Total liabilities and shareholders' equity	5,746	673	6,419

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Balance sheet	As of January 1, 2018
	Originally presented	IFRS 16 Effects	After IFRS 16
Other accounts receivable	42	(15)	27
Total current assets	3,107	(15)	3,092

Other accounts receivable	229	(36)	193
Deferred income tax and social contribution	1	46	47
Property and equipment, net	2,825	900	3,725
Total noncurrent assets	4,229	910	5,139
Total assets	7,336	895	8,231

Borrowings and financing	27	(5)	22
Lease liabilities	—	65	65
Other current liabilities	72	(6)	66
Total current liabilities	3,327	54	3,381

Borrowings and financing	460	(9)	451
Lease liabilities	—	944	944
Total noncurrent liabilities	891	935	1,826

Total liabilities	4,218	989	5,207
Total shareholders’ equity	3,118	(94)	3,024
Total liabilities and shareholders’ equity	7,336	895	8,231

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Balance sheet	As of December 31, 2018
	Originally presented	Effects IFRS 16	After IFRS 16
Other accounts receivable	64	(30)	34
Total current assets	4,228	(30)	4,198

Other accounts receivable	43	(43)	—
Property and equipment, net	3,603	1,052	4,655
Total noncurrent assets	5,726	1,009	6,735
Total assets	9,954	979	10,933

Borrowings and financing	680	(4)	676
Lease liabilities	—	81	81
Taxes and social contributions payable	127	1	128
Other current liabilities	143	(18)	125
Total current liabilities	5,065	60	5,125

Borrowings and financing	107	(5)	102
Deferred income tax and social contribution	323	(58)	265
Lease liabilities	—	1,099	1,099
Total noncurrent liabilities	680	1,036	1,716

Total liabilities	5,745	1,096	6,841
Total shareholders' equity	4,209	(117)	4,092
Total liabilities and shareholders' equity	9,954	979	10,933

Statement of operations	For the year ended December 31, 2018
	Originally presented	IFRS 16 Effects	After IFRS 16
Gross Profit	4,172	—	4,172
Expenses, net
Selling expenses	(2,057)	149	(1,908)
General and administrative expenses	(278)	3	(275)
Depreciation and amortization	(234)	(79)	(313)
Other operating expenses, net	(8)	5	(3)
Operating profit before financial result	1,595	78	1,673
Net financial result	(7)	(113)	(120)
Earnings before income tax and social contribution	1,588	(35)	1,553
Income tax and social contribution	(489)	12	(477)
Net income for the period	1,099	(23)	1,076

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Statement of cash flows	For the year ended December 31, 2018
	Originally presented	IFRS 16 Effects	After IFRS 16
Net income for the year	1,099	(23)	1,076
Deferred income tax and social contribution	188	(13)	175
Loss on disposal of property and equipment	39	11	50
Depreciation and amortization	244	97	341
Interest and monetary variation	47	124	171
Gain on leasing liability write-off	—	(15)	(15)
Other assets	(67)	22	(45)
Other liabilities	71	(8)	63
Payment of borrowings and financing	(206)	5	(201)
Leasing liabilities payments	—	(200)	(200)

5.1.2	IFRIC 23 – Uncertainty on income tax treatment

The interpretation IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 when the income tax treatment is uncertain. According to the Company’s management assessment, no relevant impacts are deriving from this interpretation.

New and amended standard and interpretation adopted in 2018

5.1.3	IFRS 15 Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contract with customers. IFRS 15 establishes a five-step model to account for revenue arising from contacts with customers and requires that revenue to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Company adopted IFRS 15 using the full retrospective method of adoption.

The effect of the adoption of IFRS 15 resulted in the presentation of rebates received from suppliers related to trade marketing as a reduction of cost of sales. These rebates were previously reported as a reduction of marketing expenses and upon adoption of IFRS 15 management determined that the Company does not have any performance obligation associated with the amounts received from the suppliers.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

5.1.4	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The Company applied the amendments IFRS 2, Share-based payment, to account for the withholding of income tax associated with the share-based payment to employees. Consequently, the withhold tax was accounted for as a deduction of shareholders’ equity, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld.

5.2	New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company has not yet adopted these new and amended standards and interpretations.

Accounting pronouncement	Description	Effective for annual periods beginning on or after
Amendments to IAS1: Classification of liabilities as current and non-current	Specify the requirements for classifying the liability as current or non-current. The amendments clarify: which means a right to postpone liquidation; that the right to postpone must exist on the base date of the report; that this classification is not affected by the likelihood that an entity will exercise its right to postpone; and that only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.	01/01/2023

It is not expected that the adoption of these standards will result in significant impacts on the consolidated financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the consolidated financial statements.

6	Significant accounting judgments, estimates, and assumptions

The preparation of the consolidated financial statements requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes to these financial statements:

•	Impairment: Notes 8.2,16.1, 17.1 and 17.2.
•	Inventories: inventory allowance: Note. 10.
•	Recoverable taxes: Expected realization of tax credits: Note. 11.
•	Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives: Note 19.10.
•	Provision for legal proceeding: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 20.
•	Income tax and social contribution: Provisions based on reasonable estimates: Note 23.
•	Share-based payments: Estimate of fair value of operations based on a valuation model: Note 24.
•	Business combination: estimates of fair value of assets and liabilities acquired in a business combination and resulting goodwill:Note 14.
•	Leasing operations: determination of the lease term, and incremental interest rate: Note 21.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

7	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

	As of December 31,
	2020	2019
Cash and bank accounts – Brazil	64	67
Cash and bank accounts – Abroad (*)	29	3,024
Financial investments – Brazil (**)	3,439	1,810
Financial investments – Abroad (***)	—	125
	3,532	5,026

(*) (i) On December 31, 2020, the Company had funds held abroad, being R$24 in US dollars and R$5 in Colombian pesos; (ii) On December 31, 2019, the balance refers to funds from the Éxito Group, being R$73 in Argentina, R$254 in Uruguay and R$2,697 in Colombia.

(**) On December 31, 2020, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 96.96% of CDI – Interbank Deposit Certificate (87.71% of CDI on December 31, 2019) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

(***) Refers to funds invested abroad, of which R$20 are denominated in Argentinian pesos, R$4 are denominated in Uruguayan pesos and R$101 are denominated in Colombian pesos.

8	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

All portfolios consider estimated losses, which are recorded based on quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering information on assumptions and projections relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue of trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, applying the practical expedient by adopting a matrix of losses for each level of maturity.

The provision for expected losses from trade receivables measured at amortized cost is stated as a reducer of its accounting balance.

Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when payment is not made after 180 days of the maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Notes	2020	2019

Credit card companies	8.1	62	17
Credit card companies with related parties	12.1	17	10
Sales ticket and others		77	383
Trade receivables with related parties	12.1	10	21
Trade receivables with suppliers/slips		20	92
Allowance for doubtful accounts	8.2	(4)	(32)
		182	491

8.1	Credit card companies

The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

8.2	Allowance for doubtful accounts
	For the year ended December 31,
	2020	2019	2018
At the beginning of the year	(32)	(4)	(1)
Additions/reversals recorded in the year	(51)	-	(3)
Decrease trade receivables	42	-	-
Discontinued operations	43	-	-
Foreign currency translation adjustment	(6)	-	-
Business combination	-	(28)	-
At the end of the year	(4)	(32)	(4)

Set forth below the breakdown of trade receivable by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
2020	186	181	2	—	—	3
2019	523	407	59	14	4	39
2018	141	127	2	—	12	—

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

9	Other accounts receivable
		As of December 31,
	Notes	2020	2019
Rental receivables – commercial galleries		6	71
Sales of real estate properties	9.1	22	101
Others accounts receivable – Éxito Group		—	61
Others		6	10
		34	243
Current		34	206
Non-current		—	37

9.1	Sales of real estate properties

On December 13, 2019 and June 22, 2020, the Company sold a total of 9 stores through the Sale and Leaseback agreement executed with SPCV S.A., by signing the “Private Instrument of Real Property Purchase and Sale Commitment”. This transaction is in line with the asset monetization strategy of the Company. Sold stores were located in the States of São Paulo, Paraná, Bahia, Tocantins, Alagoas, Rio de Janeiro and Ceará. The total sale amount of this transaction was R$449, with 71% of the total sale amount received in 2019, 26% received in 2020, and the remaining balance of R$22, will be paid in 2021. The parties executed lease agreements for each real property, on the closing date of the transaction, with a 20-year term, renewable for an equal period, ensuring the continuity of the Company’s operations in the real properties with sustainable financial conditions.

10	Inventories

Inventories are carried at average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers or net realizable value, whichever is lower.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are adjusted by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate. Bonuses received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Unrealized bonuses are presented as reducing the inventories at each balance sheet date.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Notes	2020	2019
Stores		3,416	2,402
Distribution centers	10.1	374	404
Inventories – Éxito Group		—	2,255
Real estate inventories – Éxito Group		—	190
Allowance for losses on inventory obsolescence and damages	10.2	(51)	(61)
		3,739	5,190

10.1	Commercial agreements

The Company records rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. On December 31, 2020, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$ 444 (R$ 254 on December 31, 2019).

10.2	Allowance for loss on inventory obsolescence and damages

	For the year ended December 31,
	2020	2019	2018
At the beginning of the year	(61)	(34)	(37)
Additions	(13)	(5)	—
Discontinued operations	28	—	—
Foreign currency translation adjustment	(5)	—	—
Business combinations	—	(22)	—
Write-offs	—	—	3
At the end of the year	(51)	(61)	(34)

11	Recoverable taxes

The Company records tax credits, when it is entitled to these credits. The Company pays tax on services and sales, known as ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where the Company operates, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. The Company records the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in the cost of goods sold. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account at which the credits are calculated.

The estimate of future recoverability of these tax credits is made based on growth projections, operational matters and the consumption of the credits in the operation.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Notes	2020	2019

State tax credits – ICMS	11.1	1,311	1,189
Social Integration Program and Contribution for Social Security Financing - PIS/COFINS		141	353
Social Security Contribution - INSS	11.3	36	27
Income tax and social contribution		144	410
Other		2	25
Other recoverable taxes - Éxito Group		—	77
Total		1,634	2,081
Current		768	1,119
Non-current		866	962

11.1	ICMS - State VAT tax credits

Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

To supply its stores, the Company maintains distribution centers strategically located in certain states and the Federal District, which receive goods with the ICMS of the entire commercial chain already prepaid (by force of tax replacement) by suppliers or the Company and its subsidiaries, and then, goods are sent to locations in other States. This interstate remittance entitles the Company to a refund reimbursement of prepaid ICMS, the ICMS of commercial chain paid upon acquisition is converted into a tax credit to be refunded, pursuant to each State’s laws.

The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the financial statements as of December 31, 2020, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Year	Amounts
In 1 year	470
From 1 to 2 years	343
From 2 to 3 years	349
From 3 to 4 years	86
From 4 to 5 years	14
More than 5 years	49
Total	1,311

11.2	PIS and COFINS credit

On May 15, 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base, pending only the appreciation of the Declaration Embargoes filed by the National Treasury requesting modulating the effects of the decision. In this context, the Company filed a judicial measure, aiming to ensure its right to the recognition and compensation of PIS and COFINS credits improperly collected. A final, unappealable decision in the Company’s favor was rendered in September, 2019. With the favorable outcome of the matter, the Company recorded the credit in the accounts, which is subject to reliable measurement. This credit was enabled by the Federal Revenue of Brazil and is being monetized under the terms of the applicable legislation.

Currently, the Company, based on the favorable judgment of the STF, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis based on the same assumptions mentioned above. The evidence that leads the Company to conclude on the right to credit for PIS and COFINS includes: i) interpretation of tax legislation; ii) internal and external factors as legal and market interpretations; and iii) accounting evaluation about the matter.

11.3	STF Judgment– INSS and IPI

On August 28, 2020, the STF recognized as constitutional the incidence of social security charges (INSS) on the additional one-third of vacation payment. The Company has been monitoring the progress of these issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements to date do not impact the recoverability of the respective credits of INSS credits recorded in the amount of R$11 on December 31, 2020.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

12	Related Parties

12.1	Balances and related party transactions

	Assets balance				Liabilities balance
	Clients		Other assets		Suppliers		Other liabilities
	2020	2019	2020	2019	2020	2019	2020	2019
Controlling shareholder
GPA	—	13	168	2	—	1	41	90
Casino	10	5	—	5	—	—	—	—
	10	18	168	7	—	1	41	90
Other related parties
Novasoc Comercial Ltda.	—	—	—	4	—	—	—	4
Compre Bem	—	2	—	11	—	—	—	—
Greenyellow	—	—	—	10	—	—	—	15
Puntos Colombia	—	—	—	29	—	—	—	43
Tuya	—	—	—	26	—	—	—	—
Others	—	1	—	—	—	—	—	—
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	17	10	10	10	11	16	—	—
	17	13	10	90	11	16	—	62
Total	27	31	178	97	11	17	41	152

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	Transactions
	Purchases			Revenue (Expenses)
	2020	2019	2018	2020	2019	2018
Controlling shareholder
GPA	—	1	7	(183)	(162)	(110)
	—	1	7	(183)	(162)	(110)
Other related parties
Compre Bem	1	13	—	3	(3)	—
Puntos Colombia	—	—	—	(114)	(13)	—
Tuya	—	—	—	24	21	—
Greenyellow	—	—	—	(47)	1	—
Grupo Casino	—	—	—	(19)	2	—
Others	—	—	—	(2)	(3)	—
	1	13	—	(155)	5	—
Total	1	14	7	(338)	(157)	(110)

The related-party transactions are represented by operations carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

(i)       Casino: Agency Agreement entered into between GPA, the Company, and Groupe Casino Limited on July 25, 2016, as amended, to regulate the rendering of global sourcing services (global suppliers prospecting and purchasing intermediation) by Casino and reimbursed by Groupe Casino Limited to the Company to recover the reduced gain margins due to Company’s promotions at its stores. Agreement executed between GPA, the Company, and Casino International S.A. on December 20, 2004, as amended, for the Company’s representation in the business negotiation of products to be acquired by the Company with international suppliers.

(ii)     Purchase Agreement: entered into the GPA, the Company, and E.M.C. Distribution Limited on June 6, 2019, to import food and non-food products (except for perishables and wine) for resale at stores, through purchase orders request, on a non-exclusive basis.

(iii)    Puntos Colombia: Loyalty Program for Éxito’s customers. Balance related to the redemption of points and other services.

(iv)    Tuya: Éxito’s financial investee. Balance related to participation in business collaboration agreements and expense reimbursement, rebate coupons, and others.

(v)     Greenyellow: (a) agreement with the Company to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at ASSAÍ stores; and (b) contracts with the Company for the purchase of energy sold on the free market.

(vi)    FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to legal proceeding under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

12.2	Management compensation

Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the years ended December 31, 2020, 2019 and 2018 as follows:

	Base salary	Variable compensation	Stock options plan	Total
2020	13	7	5	25
2019	15	8	6	29
2018	9	10	5	24

The stock option plan refers to the Company’s executives holding GPA shares and this plan has been treated in the Company’s statement of operations, related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s Management.

13	Investments in joint venture

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Company’s joint venture is accounted for using the equity method.

Under the equity method, the investment in a joint venture is initially recognised at cost.

The carrying amount of the investment is adjusted to recognise changes in the Company’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

The details of the Company's joint venture are shown below:

			Participation in investments - %
			2020
Group	Company	Country	Company
Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participação S.A.	Brazil	50.00

As described in note 1.3, the Company engaged in the Exchange Transaction in which the Company received 50% interest in Bellamar, an entity that holds 35.76% of FIC’s capital stock. As a result, the Company holds 17.88% indirect interest in FIC.

FIC is a Brazilian company that operates financial services in the Company stores and GPA’s stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years. The FIC is operated by Itaú Unibanco that hold 50% of the shares of FIC.

The Company accounted for the investment in Bellamar at its fair value of R$769 which included the investment in FIC also at fair value. The fair value of investment in FIC was determined by an independent appraisal.

The summarized financial statements are as follows:

Bellamar
2020
Total actions– in millions	162
Percentage interest in company	50.00%

Current assets	22
Non-current assets	370
Total assets	392

Bellamar
2020
Current liabilities	-
Non-current liabilities	-
Shareholders´ equity	392
Total non-current liabilities	392
Income Statements
Income	-
Operating profit	118
Net income for the year	118

13.1	Allocation of the Acquisition Price

The preliminary study for the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$ 769 is in progress and should be concluded in the near future months.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

14	Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportional interest in the acquiree’s identifiable net assets. The acquisition related costs are expensed as incurred in statement of operations.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for the appropriate classification and designation in accordance with contractual terms, economic circumstances and relevant conditions at the acquisition date. This includes the segregation of any embedded derivatives identified in the agreements or contracts of the acquiree.

Any contingent consideration is recognized at fair value on the acquisition date as part of the business combination. Subsequent changes in the fair value of any contingent consideration classified as an asset or a liability that is a financial instrument is recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previously held interest in the acquiree. If the fair value of the net assets acquired is in excess of the aggregated consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that are expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

When goodwill is part of a cash-generating unit and part of the operation of this unit is sold, the goodwill related to the part is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation to the total of the cash-generating unit which was retained.

14.1	Acquisition of Éxito Group - Colombia

On June 26, 2019, Sendas’ ultimate controlling shareholder, Casino, submitted a recommendation at a meeting of the Board of Directors of GPA to streamline Casino’s structure in Latin America, significantly improve governance and increase the base of potential investors.

At the time of the Éxito Acquisition, Éxito was a publicly held company located in Colombia, with Casino as its controlling shareholder. Casino tendered all of its shares of Éxito (representing a 55.3% equity interest in Éxito) to Sendas in the public tender offer.

On July 23, 2019, GPA released a material fact announcing that GPA’s Board of Directors, based on a favorable recommendation of the Independent Special Committee and within the price interval originally recommended by GPA’s board of executive officers, authorized the Company to launch an all-cash tender offer (“OPA”) to acquire 100% of Éxito’s shares, at the price of 18,000 Colombian pesos per share (corresponding to R$21.68 on the date of acquisition).

The transaction also involved the acquisition by Casino of Éxito’s indirect equity interest in GPA at the price of R$113 Reais per share, which was approved on September 12, 2019, by the Board of Directors and Éxito’s general shareholders’ meeting.

Since the Company was exposed to Colombian pesos (“COP”) during the tender offer, on July 24, 2019, the finance committee approved a cash flow hedge, via NDFs (Non-Deliverable Forward) to mitigate such exposure (see Note 19).

On November 27, 2019, the OPA was concluded and Sendas became the controlling shareholder of Éxito holding a 96.57% interest in Éxito’s capital stock. The OPA resulted in a cash payment of 7,780 billion colombian pesos (corresponding to R$9.5 billion, considering the exchange rate as of December 31, 2019). Before the settlement of OPA, Casino’s subsidiaries acquired all the shares issued by GPA held directly and indirectly by Éxito by the price, net of debt, of US$1,161 million (corresponding to R$4.9 billion based on the exchange rate of the date of transaction).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Business combinations under common control are not under the scope of IFRS 3, Business Combinations (“IFRS 3”). IFRS gives no guidance on the accounting for these types of transactions but requires that entities develop an accounting policy for them. The Company opted to apply the acquisition method of accounting following the guidance of IFRS 3 as it has concluded that the acquisition of Éxito ha a commercial substance. This is because the acquisition price was offered through a public tender offer in cash, in which the same price was offered and paid to all the holders of Éxito shares, including Casino.

Context of the acquisition

Éxito Group operates more than 650 stores in Colombia, Uruguay, and Argentina, in addition to shopping malls, also having a significant investment in a loyalty and financial company, in addition to its own brands with successful participation in the respective markets.

The Company started consolidating Éxito Group upon obtaining control, consolidating one month of the profit or losses in the statement of operations. Net sales revenue was R$2,150 in this period, and net income was R$71 for this period.

Determination of the consideration transferred in the acquisition

The cash consideration has been adjusted for the dividends received related to the year of 2018 and the effect of the cash flow hedge entered into to hedge the exposure on changes in foreign exchange rates, as shown below:

As of December 31, 2019
Cash consideration	9,268
Cash flow hedge effect	145
9,413
Dividends received related to 2018	(42)
Total cash consideration transferred	9,371

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Fair values of identifiable assets acquired and liabilities assumed

The fair value of identifiable assets acquired and liabilities assumed from Éxito, on the acquisition date, are as follows:

Fair value as of November 27, 2019
Assets
Cash and cash equivalentes	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other noncurrent assets	111
Investments in associates	316
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463
Liabilities
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payable	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for legal proceedings	103
Noncurrent –lease liabilities	1,540
Other noncurrent liabilities	28
14,699
Net assets	11,764
(-) Attribute to non-controlling interest	(2,558)
Net assets	9,206

a)	Tradename – These includes the brands Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo, Éxito and Carulla in Colombia, Libertad brand in Argentina and Disco in Uruguay. In addition, it also includes the brands Éxito, Bronzini, Frescampo, Ekono, Arkitect and Carulla. Tradenames have an indefinite useful life.
b)	Investment properties and real estate properties –Éxito Group has real estate assets in galleries and shopping malls for the purpose of being leased. Such assets have high commercial relevance and they are located in prime areas.

c)      Tuya investment – fair value was estimated using the incoming approach method; and

d)	Leases liabilities – Lease liabilities were re-measured using the incremental borrowing rate at the date of acquisition.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Goodwill identified

The Company recorded a residual goodwill of R$165; which has been determined as follows:

Fair value of net assets acquired	11,764
(-) Fair value of non-controlling interest	(2,558)
9,206
Total consideration transferred for the acquisition of Éxito Group	9,371
Goodwill resulting from acquisition of Éxito Group	165

Goodwill is disclosed in the balance sheet as intangible assets and it is not deductible for tax purposes, except on the sale of the investment. See Note 17.1.

The acquisition related cost was R$124 and is recognized in “other operating expenses” (Note 27).

On December 31, 2020 Éxito was distributed to GPA, under the Transaction and it is presented as discontinued operation in the financial statements (Note 1.3).

15	Investment Properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation, and/or impairment losses, if any. The cost of investment properties acquired in a business combination is calculated by fair value, pursuant to IFRS 3 – Business combination.

Investment properties are written-off when sold or when they are no longer used and no future economic benefit is expected from its sale. An investment property is also transferred when there is an intention to sell, in this case, it is classified as non-current assets held for sale. The difference between the net amount obtained from the sale and the asset’s carrying amount is recognized in the statement of operations for the year in which the asset is disposed of.

The investment properties of the Company correspond to commercial areas and plots of land held for income generation or price future appreciation.

The fair value of investment properties is measured based on the third parties’ valuation.

	As of December 31, 2019	Impairm- ent	Addit- ions	Depreci- ation	Currency translation adjustment	Transf- ers	Discontin- ued operation	As of December 31, 2020

Land	656	(10)	—	—	149	(32)	(763)	—
Buildings	2,385	(10)	6	(62)	555	(16)	(2,858)	—
Construction in progress	10	—	8	—	3	(3)	(18)	—
Total	3,051	(20)	14	(62)	707	(51)	(3,639)	—

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2018	Additions	Depreciation	Business combinations	Currency translation adjustment	Transfers	As of December 31, 2019

Land	—	2	—	643	11	—	656
Buildings	—	10	(4)	2,320	44	15	2,385
Construction In Progress	—	—	—	10	—	—	10
Total	—	12	(4)	2,973	55	15	3,051

	As of December 31, 2019
	Historical cost	Accumulated depreciation	Residual value
Land	656	—	656
Buildings	2,400	(15)	2,385
Construction in progress	10	—	10
Total	3,066	(15)	3,051

During December 2019, the net result generated by investment properties owned by Éxito Group are as follows:

As of December 31, 2019
Lease Revenue	31
Operating expenses related to investment properties that generate revenues	(4)
Operating expenses related to investment properties that do not generate revenues	(12)
Net revenue generated by investment properties	15

As of December 31, 2019, the fair value of investment properties was only comprised of balances of Éxito Group amounting R$3,051.

16	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the acquisition amount of equipment and borrowing costs for long-term construction projects if recognition criteria are observed. When significant components of property, plant and equipment are replaced, these components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset Category	Average annual depreciation rate in %
Buildings	2.47
Leasehold improvements	4.15
Machinery and equipment	11.91
Facilities	6.81
Furniture and appliances	11.42

Property, plant and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2020 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition, construction of an assets, that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

16.1	Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An assets or cash-generating unit´s recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in note 17.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

16.2	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property, plant and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

•	Step 1: the carrying amount of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.
•	Step 2: The Company considered the highest value between: a) the discounted cash flows of stores using sales growth average of 5.6% in 2020 (4.5% in 2019) for period exceeding the next five years and a discount rate of 9.8% in 2020 (8.7% in 2019) and; b) appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired on December 31, 2020 and 2019 and concluded that the recognition of an impairment loss was not needed.

The impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there is any alteration in the assumptions adopted to define the asset’s recoverable value in its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

16.3	Property, plant and equipment rollforward

	As of December 31, 2019	Additions	Remeasurement	Write-off	Depreciation	Transfer and others	Conversion adjustment to reporting currency	Corporate restructuring (Note 1.3)	Discontinued operation	As of December 31, 2020
Land	2,766	61	—	(32)	—	(70)	541	146	(2,931)	481
Buildings	3,829	78	—	(85)	(121)	(139)	704	—	(3,657)	609
Improvements	2,207	694	—	(71)	(189)	293	70	(4)	(402)	2,598
Equipment	1,242	227	—	(28)	(260)	84	151	(1)	(780)	635
Facilities	330	58	—	(6)	(32)	(16)	8	—	(73)	269
Furnitures and appliances	601	78	—	(15)	(128)	58	66	—	(320)	340
Constructions in progress	140	344	—	(7)	—	(318)	18	—	(99)	78
Others	42	8	—	—	(16)	12	—	(2)	(7)	37
Subtotal	11,157	1,548	—	(244)	(746)	(96)	1,558	139	(8,269)	5,047
Lease - right of use:
Buildings	3,449	1,217	628	(588)	(501)	2	403	(4)	(2,183)	2,423
Equipment	43	23	(7)	(1)	(15)	3	9	—	(49)	6
Land	3	—	—	—	—	—	—	—	(3)	—
Subtotal	3,495	1,240	621	(589)	(516)	5	412	(4)	(2,235)	2,429
Total	14,652	2,788	621	(833)	(1,262)	(91)	1,970	135	(10,504)	7,476

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2018	Additions	Purchase Partnership	Remeasurement	Write-off	Depreciation	Transfer and others	Currency translation adjustment	As of December 31, 2019
Land	348	76	2,277	—	—	—	25	40	2,766
Buildings	583	231	2,935	—	—	(25)	56	49	3,829
Improvements	1,733	553	334	—	(302)	(123)	12	—	2,207
Equipment	416	232	672	—	(20)	(93)	25	10	1,242
Facilities	221	66	64	—	(1)	(20)	2	(2)	330
Furnitures and appliances	226	81	300	—	(8)	(40)	36	6	601
Constructions in progress	39	69	154	—	(3)	—	(122)	3	140
Others	29	4	6	—	—	(11)	14	—	42
Subtotal	3,595	1,312	6,742	—	(334)	(312)	48	106	11,157
Lease - right of use:
Buildings	1,053	670	1,727	138	(28)	(140)	(3)	32	3,449
Equipment	7	15	25	—	—	(5)	(1)	2	43
Land	—	—	3	—	—	—	—	—	3
Subtotal	1,060	685	1,755	138	(28)	(145)	(4)	34	3,495
Total	4,655	1,997	8,497	138	(362)	(457)	44	140	14,652

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of January 1, 2018	Additions	Remeasurement	Write-off	Depreciation	Transfers and others (*)	As of December 31, 2018
Land	261	45	—	—	—	42	348
Buildings	437	170	—	(3)	(13)	(8)	583
Improvements	1,346	421	—	(30)	(95)	91	1,733
Equipment	351	142	—	(8)	(69)	—	416
Facilities	178	57	—	(3)	(15)	4	221
Furniture and appliances	169	79	—	(5)	(26)	9	226
Constructions in progress	43	52	—	(12)	—	(44)	39
Others	28	11	—	—	(10)	—	29
Subtotal	2,813	977	—	(61)	(228)	94	3,595
Lease – right of use:
Buildings	901	210	52	(13)	(97)	—	1,053
Equipment	11	—	—	—	(4)	—	7
Subtotal	912	210	52	(13)	(101)	—	1,060
Total	3,725	1,187	52	(74)	(329)	94	4,655

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

16.4	Breakdown
	As of December 31,
	2020			2019
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	481	—	481	2,766	—	2,766
Buildings	704	(95)	609	4,034	(205)	3,829
Improvements	3,203	(605)	2,598	3,023	(816)	2,207
Equipment	1,061	(426)	635	2,326	(1,084)	1,242
Facilities	354	(85)	269	477	(147)	330
Furniture and appliances	513	(173)	340	1,163	(562)	601
Construction in progress	78	—	78	140	—	140
Others	101	(64)	37	110	(68)	42
	6,495	(1,448)	5,047	14,039	(2,882)	11,157
Finance lease	—	—
Buildings	3,205	(782)	2,423	4,198	(749)	3,449
Equipment	47	(41)	6	92	(49)	43
Land	—	—	—	6	(3)	3
	3,252	(823)	2,429	4,296	(801)	3,495
Total Property, plant and equipment	9,747	(2,271)	7,476	18,335	(3,683)	14,652

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

16.5	Guarantees

On December 31, 2020 and 2019, the Company had collateralized property, plant and equipment items offered as a guarantee to certain legal claims, as disclosed in note 20.5.

16.6	Capitalized borrowing costs

The capitalized borrowing costs for the year ended December 31, 2020 were R$12 (R$11 on December 31, 2019 and R$12 on December 31, 2018). The rate used for the capitalization of borrowing costs was 150.67% (136.11% on December 31, 2019 and 101.78% on December 31, 2018) of CDI, corresponding to the effective interest rate of loans taken by the Company

16.7	Additions to property, plant and equipment for cash flow presentation purpose are as follows:

	2020	2019	2018
Additions	2,788	1,997	1,187
Leases	(1,241)	(685)	(210)
Capitalized interest	(12)	(11)	(12)
Financing of property, plant and equipment – Additions (i)	(1,437)	(1,217)	(921)
Financing of property, plant and equipment – Payments (ii)	1,464	1,273	863
Total	1,562	1,357	907

(i)	Additions relate to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.
(ii)	The additions to property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

16.8	Other information

On December 31, 2020 the Company recorded in the cost of sales and services the amount of R$34 (R$29 on December 31, 2019 and R$10 on December 31, 2018), relating to the depreciation of machinery, building and facilities of distribution centers.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

17	Intangible Assets

Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets mainly consist of software acquired from third parties and software developed for internal use and commercial rights (stores rights of use), customer list and brands.

Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 12.27%, and amortization starts when they become operational.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of poperations in the year the asset is derecognized.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2019	Additions	Amortizations	Write-off	Conversion adjustment to reporting currency	Transfers	Discontinued operation	As of December 31, 2020

Goodwill	785	—	—	—	38	1	(208)	616
Softwares	135	72	(40)	(1)	20	—	(115)	71
Commercial rights	314	6	(8)	—	(1)	—	—	311
Tradename	3,054	—	—	—	713	—	(3,728)	39
	4,288	78	(48)	(1)	770	1	(4,051)	1,037

	As of December 31, 2017	Additions	Amortizations	Transfer (*)	As of December 31, 2018	Additions	Business combination	Amortizations	Exchange rate changes	As of December, 31, 2019
Goodwill	618	—	-2	—	616	—	165	—	4	785
Software	51	17	(10)	3	61	28	60	(15)	1	135
Commercial rights	41	24	—	232	297	24	1	(8)	—	314
Tradename	39	—	—	—	39	—	2,949	—	66	3,054
	749	41	(12)	235	1,013	52	3,175	(23)	71	4,288

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

17.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 16.1.

On December 31, 2020, the Company revised the plan used to assess impairment for Cash Generating Units (CGUs) in Brazil. The recoverable amount is determined by means of a calculation based on the value in use, based on cash projections from financial budgets, which were reviewed and approved by Management for the next three years, considering the premises updated for December 31, 2020. The discount rate applied to cash flow projections is 9.8% on December 31, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three years period are extrapolated using a growth rate of 4.6% on December 31, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment of these assets. See considerations regarding the effects of the COVID-19 pandemic in note 1.4.

17.2	Commercial rights

Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations.

According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company's impairment test, following the term of use of these assets.

18	Trade payables, net

		As of December 31,
	Notes	2020	2019
Product suppliers		5,450	9,607
Service providers		96	573
Bonuses from suppliers	18.2	(488)	(410)
Total		5,058	9,770

18.1	Agreements among suppliers, the Company, and banks

The Company entered into certain agreements with financial institutions in order to allow suppliers to use the Company's lines of credit, and to anticipate receivables arising from the sale of goods and services.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Company also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

18.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

19	Financial instruments

Financial assets are recognized when the Company assumes contractual rights of receiving cash or other financial assets of agreements to which it is a party. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or risks and benefits were substantially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained by the Company.

Financial liabilities are recognized when the Company assume contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are initially recognized at fair value and derecognized when settled, extinguished, or expired.

Purchases or sales of financial assets requiring delivery of assets within a term defined by regulation or agreement in the market (negotiations under normal conditions) are recognized on the trade date, i.e., on the date the Company undertakes to buy or sell the asset.

19.1	Classification and measurement of financial assets and liabilities

Pursuant to IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income or at fair value through income. The classification of financial assets pursuant to IFRS 9 is usually based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:

•	it is maintained in a business model whose objective is to keep financial assets to receive contractual cash flows; and
•	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

•	it is maintained in a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

•	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

At the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably opt to report subsequent alterations in the fair value of investment under other comprehensive income. This option is made on each individual investment.

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income, as described above, are classified as fair value through income. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, at fair value through other comprehensive income or fair value through income if this significantly eliminates or reduces an accounting mismatch that otherwise would arise (option of fair value available in IFRS 9).

A financial asset (unless these are trade receivables without a significant financing component which is firstly measured by the price of the transaction) is initially measured by fair value, accrued, for an item not measured at fair value through income of transaction costs which are directly attributable to its acquisition.

•	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.
•	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.
•	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

19.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights of cash flows receivables expire; and
•	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

When the Company assigns its rights to receive cash flows from an asset or enters into a transfer agreement without having substantially transferred or retained all of the risks and benefits relating to the asset nor transferred the asset control, the asset is maintained and the related liability is recognized. The asset transferred and related liability are measured to reflect the rights and obligations retained by the Company.

A financial liability is derecognized when the liability underlying obligation is settled, canceled, or expired.

When a financial liability is replaced by another of the same creditor, through substantially different terms, or terms of an existing liability are substantially modified, this replacement or modification is treated as the derecognition of original liability and recognition of a new liability, and the difference between respective carrying amounts is recognized in the statement of operations.

19.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in consolidated financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

19.4	Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation unrelated to the local market, such as interest rate swaps and exchange rate variation swaps. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is executed and subsequently re-measured at fair value at the end of the reporting period. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses resulting from changes in the fair value of derivatives are directly recorded in the statement of operations.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges:

•	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

•	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3, whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

19.5	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

•	The effective portion of the gain or loss on the hedge instrument is recognized directly in shareholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.
•	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.
•	Amounts recorded in other comprehensive income are immediately transferred to the statement of operations together with the hedged transaction by affecting the statement of operations, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.
•	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).
•	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in shareholders’ equity are transferred to the statement of operations. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.6	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model of IAS 39 with an expected loan loss model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to IFRS 9, provisions for losses are measured at one of the following bases:

•	Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.
•	Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.
•	Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

The Company measures provisions for trade receivable losses and other receivables and contractual assets through an amount corresponding to the loan loss expected for the entire life, and for trade receivables, whose receivables portfolio is fragmented, rents receivable, the practical expedient is applied by adopting a matrix of losses for each maturity level.

When determining whether the credit risk of a financial asset significantly increased from initial recognition, and when estimating the expected loan losses, the Company considers reasonable and sustainable information which is relevant and available without cost or excessive effort. This includes qualitative and quantitative information and analyses, based on the Company’s historical experience, the assessment of credit, and considering projection information.

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

The Company considers a financial asset in default when:

•	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or
•	the financial asset is more than 90 days overdue.

The Company determines the credit risk of a debt instrument by analyzing the payment history, financial, and current macroeconomic conditions of counterparty and assessment of rating agencies, where applicable, thereby evaluating each instrument, individually.

The maximum period considered in the estimate of expected receivable loss is the maximum contractual period during which the Company is exposed to the credit risk.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

•	Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

•	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.
•	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of operations and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under "selling expenses”.

•	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

•	Level of credit risk and loss history for wholesale clients and property lease; and
•	Status of default risk and loss history for credit card companies and other clients.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amounts
	Notes	2020	2019
Financial assets
Amortized cost
Related parties - assets	12	178	97
Accounts receivable and other accounts receivable	8 and 9	117	686
Other assets			51
Fair value through income
Cash and cash equivalents	7	3,532	5,026
Financial instruments - fair value hedge- long position	19	68	40
Other assets			2
Fair value through other comprehensive income
Accounts receivable with credit card companies and sales tickets	8	99	48
Other assets	0	—	19
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities	12	(41)	(152)
Trade payables	18	(5,058)	(9,770)
Financing through acquisition of assets		(34)	(101)
Borrowings and financing	19.13	(897)	(843)
Debentures	19.13	(6,599)	(7,883)
Lease liabilities	21.2	(2,776)	(3,751)
Fair value through income
Borrowings and financing, including derivatives	19.13	(335)	(84)
Financial instruments - Fair value hedge - short position		—	(11)
Financial instruments on suppliers - Fair value hedge – Short		—	(8)
Grupo Disco put option	19.10	—	(466)
Net exposure		(11,746)	(17,100)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.10.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.7	Considerations on risk factors that may affect the businesses of the Company
19.7.1	Credit Risk
•	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
•	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

19.7.2	Interest rate risk

The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

19.7.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

19.7.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

The Company’s capital structure is as follows:

	As of December 31,
	2020	2019
Borrowings and financing	(7,831)	(8,821)
(-) Cash and cash equivalents	3,532	5,026
(-) Derivative financial instruments	68	40
Net debt	(4,231)	(3,755)

Shareholders´ equity	(1,347)	(9,701)
% Net debt over shareholders´ equity	314%	39%

19.7.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2020.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	318	1,037	18	1,373
Debentures	2,018	5,392	—	7,410
Derivative financial instruments	(61)	(11)	(2)	(74)
Lease liabilities	423	1,918	2,913	5,254
Trade payable	5,058	—	—	5,058
Total	7,756	8,336	2,929	19,021

The table above was prepared considering the undiscounted cash flows of financial assets and liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves in the six months ended on December 31, 2020. Therefore, certain balances are not consistent with the balances reported in the balance sheets.

19.8	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

On December 31, 2020, the notional amount of these contracts was R$407 (R$106 on December 31, 2019). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2020 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

	Notional value		Fair value
	2020	2019	2020	2019
Swap with hedge accounting
Hedge purpose (debt)	301	750	335	84

Long position
Fixed rate	301	95	11	84
USD + Fixed	106	655	57	—

Short position	(407)	(698)	—	(73)

Net hedge position	—	52	68	11

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2020, are recorded as financial income or expenses and the balance receivable at fair value is R$68 (R$11 as of December 31, 2019). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2020, resulted in a gain of R$68, recorded under debt of cost, note 28 (gain of R$30 as of December 31, 2019 and gain of R$69 as of December 31, 2018).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.8.1	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

19.9	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate was R$5.64 on the due date, and the interest rate weighted was 1.96% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

			Market projections
Transactions	Risk (CDI Increase)	Balance at 2020	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and Financing	CDI + 3.58 per year	(910)	(937)	(944)	(951)
Fixed rate swap contract (short position)	CDI + 0.04 per year	(62)	(176)	(179)	(182)
Foreign exchange swap contract (short position)	CDI +0.59 per year	(206)	(210)	(212)	(214)
Debentures	CDI + 2.07 per year	(6,573)	(6,763)	(6,811)	(6,858)
Total net effect (loss)		(7,751)	(8,086)	(8,146)	(8,205)

Cash equivalents	96.96% of CDI	3,532	3,611	3,630	3,650

Net exposure (loss):		(4,219)	(4,475)	(4,516)	(4,555)

Net effect (loss):			(256)	(297)	(336)

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.10	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

In the case of financial instruments not actively negotiated, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market operations between independent parties, the benchmarking of similar financial instruments’ fair value, the analysis of discounted cash flows, or other valuation models.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the consolidated financial statements:

	Carrying amount		Fair value
	2020	2019	2020	2019	Level (*)
Trade receivables with credit cards companies and sales vouchers	99	48	99	48	2
Swaps of annual rates between currencies	57	—	57	—	2
Interest rate swaps	11	40	11	10	2
Loans and financing (fair value)	(335)	(95)	(335)	(84)	2
Loans and financing (amortized cost)	(7,496)	(8,726)	(6,529)	(8,056)	2
Grupo Disco put option (*)	—	(466)	—	(466)	3
	(7,664)	(9,199)	(6,697)	(8,548)

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito’s subsidiary have an exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option is presented in “Acquisition of non-controlling interest”.

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2020.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

19.11	Position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Banco Tokyo, Scotiabank, Credit Agricole Corporate, Banco de Bogotá, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC, and Corficolombia.

The outstanding derivative financial instruments are presented in the table below:

			As of December 31,
Description Risk	Notional (millions)	Due date	2020	2019
Debt
USD – BRL	US$ 50	2021	57	—
Currency swaps registered at the Clearing House for the Custody and Financial Settlement of Securities - CETIP

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 54	2027	5	5
Fixed rate x CDI	R$ 52	2027	6	5
Derivatives - Fair value hedge - Brazil			68	10

Debt
USD – COP	—	2020	—	20
USD – COP	US$ 2	2022	—	1
Interest rate - COP	COP 49,950	2020	—	(1)
Interest rate - COP	COP 383,235	2021	—	(1)
Suppliers
USD – COP	USD 24	2020	—	(8)
Derivatives - Éxito Group			—	11

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.12	Borrowing and financing
19.13	Debt breakdown

		As of December 31,
	Weighted average rate	2020	2019
Current
Debentures and promissory notes
Debentures	CDI + 2.44 per year	1,864	1,189
Borrowing costs		(24)	(33)
		1,840	1,156
Borrowing and financing in domestic currency
BNDES	3.72% per year	—	7
Working capital	TR + 9.80%	12	14
Working capital	CDI + 1.97 per year	9	—
Borrowing costs		(5)	(3)
Total domestic currency		16	18
In foreign currency
Working capital	USD + 2.35% per year	264	287
Swap contracts	CDI +0.59 per year	(57)	—
Swap contracts	IBR 3M+3.7%	—	(18)
Total foreign currency		207	269
Total current		2,063	1,443

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Weighted average rate	2020	2019
Non-current
Debentures and promissory notes
Debentures	CDI + 2.44 per year	4,780	6,773
Borrowing costs		(21)	(46)
		4,759	6,727

Borrowings and financing in domestic currency
BNDES	4.31% per year	—	16
Working capital	TR + 9.80%	60	70
Working capital	CDI + 1.97 per year	901	500
Swap contracts	CDI + 0.04 per year	(11)	(10)
Borrowing costs		(9)	(10)
Total domestic currency		941	566
In foreign currency
Working capital	IBR 3M+3.7%	—	46
Borrowing costs		—	(1)
Total foreign currency		—	45
Total non-current		5,700	7,338

Total		7,763	8,781

Current assets		57	29
Non-current assets		11	11
Current liabilities		2,120	1,472
Non-current liabilities		5,711	7,349

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.14     Rollforward

Amounts
Balance as of January 1, 2018	471
Additions	417
Accrued interest	30
Swap contracts	(50)
Mark-to-Market	10
Exchange rate and monetary variation	63
Interest amortization	(24)
Principal amortization	(175)
Swap amortization	(7)
IFRS 16 - related adjustment	(9)
Balance as of December 31, 2018	726
Funding - working capital	9,395
Interest provision	246
Swap contracts	(16)
Mark-to-market	(46)
Exchange rate and monetary variation	(29)
Borrowing costs	21
Interest amortization	(116)
Principal amortization	(6,102)
Swap amortization	95
Swap amortization	4,527
Conversion adjustment to reporting currency	80
Balance as of December 31, 2019	8,781
Funding - working capital	2,852
Interest provision	486
Swap contracts	(60)
Mark-to-market	12
Exchange rate and monetary variation	57
Debt modification impact	71
Borrowing costs	42
Interest amortization	(549)
Principal amortization	(2,543)
Swap amortization	13
Conversion adjustment to reporting currency	172
Discontinued operations	(1,571)
Balance as of December 31, 2020	7,763

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.15	Schedule of non-current maturities

Maturity	Amounts
From 1 to 2 years	2,484
From 2 to 3 years	2,790
From 3 to 4 years	224
From 4 to 5 years	224
More than 5 years	8
Total	5,730

Borrowing Cost	(30)
Total	5,700

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.16	Debentures and promissory notes

				Data				As of December 31,
	Type	Issue amount	Outstanding Debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in Reais)	2020	2019
First Issue of Promissory Notes - 1st series	non-preemptive right	50	1	7/4/2019	7/3/2020	CDI + 0.72% per year	—	—	52
First Issue of Promissory Notes - 2nd series	non-preemptive right	50	1	7/4/2019	7/5/2021	CDI + 0.72% per year	52,998,286	53	52
First Issue of Promissory Notes - 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	52,998,286	53	52
First Issue of Promissory Notes - 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	52,998,286	267	258
First Issue of Promissory Notes - 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	52,998,286	214	206
First Issue of Promissory Notes - 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	52,998,286	213	206
First Issue of Debentures- 1st series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2020	CDI + 1.60% per year	—	—	1,001
First Issue of Debentures - 2nd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2021	CDI + 1.74% per year	876	1,762	2,044
First Issue of Debentures - 3rd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2022	CDI + 1.95% per year	1,004	2,033	2,045
First Issue of Debentures - 4th series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2023	CDI + 2.20% per year	1,005	2,049	2,046
Borrowing Cost								(45)	(79)
								6,599	7,883
Current liabilities								1,840	1,156
Non-current liabilities								4,759	6,727

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

In the third quarter of 2019, the Company conducted its 1st issuance of promissory notes in 6 series, with par value from R$50 to R$250 and a total of R$800.

During this period, the Company also conducted its 1st issuance of non-convertible debentures, in four series, with a par value of R$2,000 each, and 1-4 years maturity term, totaling R$8,000. These funds were used to finance the acquisition of Éxito’s shares connected with the proposal for restructuring operations in Latin America.

19.17	Borrowings in foreign currencies

On December 31, 2020 and 2019, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

19.18	Guarantees

The Company has signed promissory notes for some loan agreements.

19.19	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate in December 2020 was 2.76% of CDI (5.96% on December 31, 2019).

19.20	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 4.5 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.0. On December 31, 2020, the Company was compliant with these ratios.

Also, the instrument of the 1st issuance of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

The Company has been complying with all restrictive covenants, and, over the last three years ended on December 31, 2020, no event occurred that would require the Company to accelerate the payment of its debts.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

19.21	Cash flow hedge

The Company used NDF – Non-Deliverable Forward agreements to hedge against COP/BRL exchange rate variation due to the corporate restructuring in Latin America. The NDFs agreements were designated for cash flow hedge and already concluded on December 31, 2019. The effect of this transaction is in the consideration paid in the Éxito Group acquisition.

20	Provision for legal proceedings

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Company’s policy is to record a provision when fees are incurred, upon final judgment on lawsuits, as well as disclose in the notes the estimated amounts involved in lawsuits in progress.

In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2019	221	75	53	349
Additions	27	42	79	148
Reversals	(9)	(43)	(19)	(71)
Payments	(1)	(5)	(35)	(41)
Monetary correction	1	8	3	12
Conversion adjustment to reporting currency	18	2	4	24
Discontinued operation	(88)	(16)	(35)	(139)
Balance as of December 31, 2020	169	63	50	282
				-
	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2018	147	53	36	236
Additions	16	12	13	41
Reversals	(10)	(8)	(4)	(22)
Payments	(13)	(2)	(7)	(22)
Monetary correction	3	7	1	11
Business combinations	76	13	14	103
Exchange rate changes	2	—	—	2
Balance as of December 31, 2019	221	75	53	349

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2017	199	52	33	284
Additions	2	8	10	20
Reversals	(49)	(11)	(6)	(66)
Payments	—	(2)	(4)	(6)
Monetary correction	(5)	6	3	4
Balance as of December 31, 2018	147	53	36	236

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

20.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) staple basket; and (iv) other matters.

The provisioned amount on December 31, 2020, for these matters is R$169 (R$221 on December 31, 2019).

20.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On December 31, 2020, the Company recorded a provision of R$63 (R$75 on December 31, 2019), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

20.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provisions for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On December 31, 2020, the provision for these lawsuits amounted to R$23 (R$28 on December 31, 2019), for which there are no judicial deposits for legal proceeding.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On December 31, 2020, the provision for these lawsuits is R$5 (R$8 on December 31, 2019).

The Company’s total civil and regulatory claims on December 31, 2020, is R$50 (R$53 on December 31, 2019).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

20.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,408 on December 31, 2020 (R$2,353 on December 31, 2019). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$446 on December 31, 2020 (R$457 on December 31, 2019).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$632 as of December 31, 2020 (R$666 on December 31, 2019). Regarding the IPI assessments, there was a judgment in August 2020 in the STF that decided against taxpayers. However, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,235 on December 31, 2020 (R$1,157 on December 31, 2019). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$13 on December 31, 2020 (R$13 on December 31, 2019). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$21 on December 31, 2020 (R$21 on December 31, 2019). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the STF, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been monitoring the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be made.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$24 on December 31, 2020 (R$20 on December 31, 2019).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on December 31, 2020, the estimated amount, in case of success of all lawsuits, was approximately R$17 (R$19 on December 31, 2019).

20.5	Guarantees

Lawsuits	Real properties	Letter of guarantees	Total

Tax	18	290	308
Labor	—	101	101
Civil and others	—	21	21
Total	18	412	430

The cost of guarantees is approximately 0.45% per year of the amount of the lawsuits and is recorded as a financial expense.

20.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the Attorney General. The Company and its legal counsel believe that decision on this appeal will limit the right of the lawsuit filed by the Company. However, the elements of the proceedings are still pending decision and do not allow the recognition of assets related to the credits to be raised since the filing of the lawsuit in 2003. The Company expects a potential credit amount of R$ 117.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

20.7	Inspections

Pursuant to prevailing tax laws, municipal, federal, state taxes and social security contributions are under scrutiny at periods varying between 5 and 30 years.

20.8	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceeding.

The Company recorded amounts referring to judicial deposits in its assets as follows.

	As of December 31,
Lawsuits	2020	2019
Tax	64	69
Labor	67	43
Civil and others	3	9
Total	134	121

21	Leases
21.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

The Company as lessors

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$ 5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against Right of Use (Notes 16 and 17), both at the present value of minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expense for the period.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the assets, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company as lessor

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct initial costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contractual, on the same basis as rental income.

Variable rentals are recognized as income in the years in which they are earned.

21.2	Minimum future payments and potential right of PIS and COFINS

Leasing agreements totaled R$ 2,776 on December 31, 2020 (R$ 3,751 on December 31, 2019). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2020	2019
Financial lease liabilities - minimum payments
Less than 1 year	172	404
1 to 5 years	866	1,323
More than 5 years	1,738	2,024
Present value of financial lease agreements	2,776	3,751

Future financing charges	2,478	2,347
Gross amount of financial lease agreements	5,254	6,098
PIS and COFINS embedded in the present value of lease agreements	169	115
PIS and COFINS embedded in the gross value of lease agreements	319	214

Lease liabilities interest expense is stated in note 28. The incremental interest rate of the Company on the signing date of the agreement was 9.72% in the fiscal year ended December 31, 2020 (10.73% on December 31, 2019).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

The average term of the contracts considered is 11.6 years. The Company no longer has international operations as of December 31, 2020, due to the corporate reorganization described in note 1.3.

21.3	Lease obligation rollforward
Amounts
As of January 1, 2018	1,009
Funding – Lease	210
Remeasurement	52
Interest provision	124
Amortizations	(216)
Exchange rate and monetary variation	1
As of December 31, 2018	1,180
Funding – Lease	682
Remeasurement	138
Interest provision	170
Amortizations	(267)
Write-off due to early termination of agreement	(1)
Company acquisition	1,817
Conversion currency adjustment	32
As of December 31, 2019	3,751
Funding – Lease	1,240
Remeasurement	621
Interest provision	415
Exchange rate and monetary variation	1
Amortizations	(756)
Write-off due to early termination of agreement	(518)
Transfer to parent company	9
Conversion currency adjustment	433
Discontinued operation	(2,416)
Corporate restructuring	(4)
As of December 31, 2020	2,776

Current	172
Non-current	2,604

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

21.4	Lease expense on variable rents, low-value, and short-term assets

	As of December 31,
	2020	2019
Expenses (revenues) for the period:
Variables (0.5% e 1.6% of sales)	16	19
Subleases (*)	22	20

(*) Refers mainly to revenue from lease agreements receivable from commercial galleries.

22	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

	As of December 31,
	2020	2019
Rental of spaces in stores	186	132
Checkstand	29	20
Gift card	2	95
Revenue with credit card operators	—	15
Deferred revenues - Éxito Group	—	8
Others	11	9
Total	228	279

Current	227	277
Non-current	1	2

The Company received in advance amounts referring to the rental of backlight panels, supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

23	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective, at the balance sheet dates.

Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$ 240,000 for IRPJ, and 9% for CSLL.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences, at the end of the reporting periods, between the tax bases of assets and liabilities, carrying amounts and all unused tax losses, to the extent it is probable that taxable income will occur from which temporary differences and unused tax losses can be deducted; except when deferred income tax and social contribution referring to the deductible temporary difference results from the initial recognition of an asset or liability in an operation which is not a business combination and, at the moment of operation, neither affects the accounting profit nor the tax income or loss.

With respect to deductible temporary differences associated with investments in subsidiaries, deferred income tax, and social contribution are recognized only if temporary differences can be reversed in the foreseeable future and taxable income will be available from which temporary differences can be used.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced since it is no longer probable that taxable income will be sufficient to allow the use of total or part of deferred income tax and social contribution. Non-recognized deferred income tax and social contribution assets are re-assessed at the end of the reporting period and again recognized, since it is probable that future taxable income will allow the recovery of these assets.

Accumulated loss carryforwards from deferred income tax and social contribution do not expire no limitation period, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities and refer to their subsidiaries which have tax planning to use these balances.

Deferred taxes relating to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity, and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is any legal or contractual right to offset the tax assets against the income tax liabilities, and deferred assets refer to the same taxpayer entity and the same tax authority.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Due to the nature and complexity of the Company’s businesses, differences between effective results and assumptions adopted or future alterations of these assumptions may result in future adjustments to tax revenue and expenses already recorded. The Company set up provisions, based on reasonable estimates for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and different interpretation of tax regulation by taxpayer entity and related tax authority. These different interpretations can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

23.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2020	2019	2018
		Restated
Earnings before income tax and social contribution	1,625	1,502	1,553
Expense of income tax and social contribution	(553)	(511)	(528)
Adjustments to reflect the effective rate
Tax fines	(1)	(2)	(1)
Share of profit	105	84	39
Tax benefits	29	—	—
Other permanent differences	(16)	3	13
Effective income tax	(436)	(426)	(477)
Income tax and social contribution for the year
Current	(704)	(293)	(302)
Deferred	268	(133)	(175)
Income tax and social contribution expenses	(436)	(426)	(477)
Effective rate	26.8%	28.4%	30.7%

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

23.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheets are the following:

	As of December 31,
	2020			2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	—	—	—	253	—	253
Provision for legal proceedings	81	—	81	106	—	106
Exchange rate variation	26	—	26	31	—	31
Goodwill tax amortization	—	(315)	(315)	—	(480)	(480)
Mark-to-market adjustment	—	(2)	(2)	—	(3)	(3)
Property, plant and equipment, intangible and investment properties	20	—	20	—	(1,217)	(1,217)
Unrealized gains with tax credits	—	(60)	(60)	—	(130)	(130)
Cash flow hedge	—	(20)	(20)	—	(78)	(78)
Lease net of right of use	131	—	131	105	—	105
Presumed tax on equity – Éxito Group	—	—	—	192	—	192
Others	57	—	57	30	—	30
Gross deferred income tax and social contribution assets (liabilities)	315	(397)	(82)	717	(1,908)	(1,191)
Compensation	(315)	315	—	(717)	717	—

Net deferred income tax and social contribution assets (liabilities)	—	(82)	(82)	—	(1,191)	(1,191)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2020 as follows:

Years	Amounts
Up to one year	69
From 2 years	246
315
—

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

23.3	Rollforward

	For the year ended December 31,
	2020	2019	2018
At the beginning of the year	(1,191)	(265)	(136)
Benefits (expenses) in the year	372	(162)	(175)
Corporate reorganization	45	—	—
Deconsolidation	883	—	—
Purchase partnership	—	(747)	—
Conversion currency adjustment	—	(18)	—
Exchange variation	(193)	—	—
IFRS 16 – related adjustment	—	—	46
Other	2	1	—
At the end of the year	(82)	(1,191)	(265)

24	Shareholders’ equity
24.1	Capital stock and stock rights

The Company’s capital stock on December 31, 2020 is R$ 761 (R$ 4,421 on December 31, 2019), represented by 268 million registered common shares, (258 million on December 31, 2019), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized share capital may be increased up to 400 million common shares. As a result of the Company's spin-off described in note 1.3, the Company’s capital stock on December 31, 2020 was reduced by the amount of R$ 4,673.

The Extraordinary Shareholders’ Meeting held on March 31, 2020 approved: (i) the payment of capital through 3 real estate properties in the amount of R$ 57, by issuing 87 million new registered, common shares, with no par value; and (ii) the capital increase by capitalizing the Advance for Future Capital Increase - AFAC in the amount of R$ 150, without issuing new shares.

The Extraordinary Shareholders’ Meeting held on September 30, 2020, approved: (i) the payment of capital through 4 real estate properties in the amount of R$ 121, by issuing 42 million new registered common shares, with no par value.

The Extraordinary Shareholders’ Meeting held on December 12, 2020, approved the capital increase with certain assets in the amount of R$146.

The Extraordinary Shareholders’ Meeting, held on December 31, 2020, approved: (i) the full payment of capital through 2 real estate properties in the amount of R$ 45; (ii) capital increase in cash in the amount of R$ 500; and (iii) capital increase through the capitalization of credits held by GPA in the amount of R$ 140, by issuing 19 million new registered common shares, with no par value.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

24.2	Distribution of dividends and interest on equity

The Extraordinary Shareholders’ Meeting held on September 29, 2020 approved the interim payment of interest on equity, in the gross amount of R$ 310, over which the withholding income tax was deducted in the amount of R$ 46, corresponding to the net amount of R$ 264.

The Extraordinary Shareholders’ Meeting held on February 11, 2019 approved the payment of interim dividends, referring to a part of income verified from July 1 to September 30, 2018, in the amount of R$ 50.

The Extraordinary Shareholders’ Meeting held on December 26, 2019 approved the payment of interest on equity, in the gross amount of R$ 247, over which the withholding income tax was deducted in the amount of R$ 37, corresponding to the net amount of R$ 210.

Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

	For the year ended December 31,
	2020	2019	2018
Net income for the year	1,398	1,047	1,076
% Legal reserve	5%	5%	5%
Legal reserve for the year	5	52	55
Minimum mandatory dividends - 25%	349	1	1

Interest on capital paid intermediaries	264	247	115
Minimum mandatory dividends paid in the form of interest on shareholder´s equity	85	1	1

Shareholders are entitled to receive a mandatory minimum annual dividend equivalent to 25% on December 31, 2020 (1% on December 31, 2019 and 2018) of the net income for each fiscal year, adjusted in accordance with the law, offsetting in annual dividends interest on own capital and dividends distributed in the year.

The net profits or losses will be allocated by the shareholders, and their distribution, if any, will be made in the proportion established by them at the time.

24.3	Legal reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

24.4	Compensation plan

Prior to the spin-off described in note 1.3, the Company’s compensation plan was managed by GPA’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the "Committee").

Members of the Committee meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the option granted are assigned the letter “B”, followed by a number. For the year ended December 31, 2020, the B5 and B6 Series of the Compensation Plan were granted.

Options granted to a participant vest on a period of 36 (thirty-six) months from the date of grant ("grace period"), except with formal authorization by the GPA, and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month from the date of grant, through the 42nd (forty-second) month from the date of grant ("exercise period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should corresponds to R$0.01 (one cent) (“exercise price”).

The exercise price shall be fully paid in domestic currency, through check or wire transfer available to GPA’s bank account, by the tenth (10th) day preceding the acquisition date of the shares.

The participant are precluded for a period of 180 (one hundred and eight) days from the date of the share, directly or indirectly sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or also, execute any act or agreement to result, or that may result in the direct or indirect, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option plan.

The Company withholds any applicable tax under Brazilian tax laws, less the number of shares delivered to the participant amount equivalent to taxes withheld.

24.5	Stock option plan

Prior to the spin-off described in note 1.3, the Company’s stock option plan was managed by GPA’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant options and to provide advice in managing the Stock Option Plan (the "Committee").

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter "C" followed by a number. For the year ended December 31, 2020, the series C5 and C6 of the Option Plan were granted.

For each series of options grant within the scope of the stock option plan, the exercise price of each stock option shall correspond to 80% of the average closing price of the GPA preferred shares traded over the last twenty (20) trading sessions of the B3, before the call notice for the Committee’s meeting to resolve on the grant of options of that series (“exercise price”).

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

Options granted to a participant vest in a period of 36 (thirty-six) months from the grant date ("grace period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month as from the grant date, and ends on the last day of the 42nd (forty-second) month as of the grant date ("exercise period"), provided the exceptions included in the Compensation Plan.

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the GPA, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

24.6	Information on the stock option plans - GPA

GPA created two stock option plans for preferred shares in 2020, series B6 and C6. According to the terms of the plans, including B6 and C6 series, each option offers to the beneficiary the right to acquire a preferred share. Both plans, contemplate a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the vesting period. In order to exercise the options, the beneficiary must remain employee of the Company through the exercise date. The series are different in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the GPA.

On December 31, 2020, GPA had 239,000 preferred shares held in treasury, which could back the options granted by the Plan, and GPA’s preferred stock price at the B3 was R$75.05 per share.

The table below sets forth the dilutive effect if all options granted were exercised:

	2020	2019
Number of shares	268,352	267,997
Balance of effective stock options granted in force	1,468	2,153
Maximum percentage of dilution	0.55%	0.80%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black & Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility of nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

The expectation of remaining average life of the series outstanding on December 31, 2020 is 0.88 year (1.50 year at December 31, 2019). The weighted average fair value of options granted on December 31, 2020 was R$58.78 (R$56.41 at December 31, 2019).

	Shares	Weighted average exercise price	Weighted average remaining term
At December 31, 2018
Granted in the year	1,378	30.91
Canceled in the year	(229)	38.64
Exercised in the year	(697)	31.96
Expired in the year	(236)	68.62
Open at year end	2,755	26.03	1.37
Total exercised on December 31, 2018	2,755	26.03	1.37

At December 31, 2019
Granted in the year	765	30.55	—
Canceled in the year	(126)	31.75
Exercised in the year	(1,080)	21.55	—
Expired in the year	(161)	16.74
Open at year end	2,153	30.25	1.50
Total exercised on December 31, 2019	2,153	30.25	1.50

At December 31, 2020
Canceled in the year	(70)	42.59	—
Exercised in the year	(489)	23.93
Expired in the year	(126)	42.44	—
Open at year end	1,468	30.71	0.88
Total exercised on December 31, 2020	1,468	30.71	0.88

The amounts recorded in the statement of operations, for the year ended on December 31, 2020, were R$5 (R$2 on December 31, 2019 and R$ 8 on December 31, 2018).

24.7	Share swap ratio and criteria for its calculation

On December 31, 2020, the Company approved the stock option plan (Sendas Stock Option Plan) and the share-based compensation plan (Sendas Share-Based Compensation Plan).

The Company’s spin-off described in note 1.3 did not involve a swap ratio, since the merger of spun-off assets did not result in a capital increase or issue of shares by GPA.

In GPA’s spin-off described in note 1.3, shares issued by the Company and owned by GPA were directly delivered to GPA’s shareholders at the percentage equivalent to their interest in GPA’s capital stock, i.e., one share issued by the Company for each share issued by GPA.

Following the spin-off of GPA and the Company on December 31, 2020, statutory officers remained entitled to GPA’s shares and options grant to which they are beneficiaries, under the terms of the GPA Stock Option Plan and GPA Share-Based Compensation Plan described above, already recognized in the Company’s results.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

24.8	Other comprehensive income

Exchange rate variation of foreign investment

As part of the derecognition process of the subsidiary Éxito, from the Company's financial statements on December 31, 2020, as described in note 1.3, the foreign exchange variation of investment abroad recorded in “Other comprehensive income” in the amount of R$ 1,888 was also eliminated. According to IAS21 - The Effects of Changes in Interest Rates, the Company recorded in the income for the year the amount of R$ 171 corresponding to the 9.07% portion that represents the assets received through the exchange of assets with GPA. The remaining balance was recognized in equity.

The cumulative effect of gains and losses from exchange rate variations when translating assets, liabilities, and results in Colombian pesos into Reais, corresponding to the Company’s investment in Éxito.

25	Net operating revenue

IFRS15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Revenue

a)	Sale of goods

Revenues from the sale of goods are recognized when control of the goods is transferred to the customer, usually when delivered in the store, and at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. No revenue is recognized if collection is uncertain.

b)	Revenue from services rendered

Since the Company sells mobile phone credits recharge at its stores, revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company subsidiary, and their amounts can be reliably measured.

	For the year ended December 31,
	2020	2019	2018
		Restated
Gross operating revenue
Goods	39,436	30,487	25,075
Services rendered and others	100	87	17
	39,536	30,574	25,092
(-) Revenue deductions
Returns and sales cancellation	(73)	(57)	(49)
Taxes	(3,420)	(2,435)	(2,026)
	(3,493)	(2,492)	(2,075)

Net operating revenue	36,043	28,082	23,017

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

26	Expenses by nature

Cost of sales

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

Selling expenses

Selling expenses consists of all stores expenses, such as payroll, marketing, occupation, maintenance, and expenses related to credit card companies, among others.

Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, and magazines, and the amounts of its commercial agreement are recognized in the statement of operations upon realization.

General and administrative expenses

General and administrative expenses correspond to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

	For the year ended December 31,
	2020	2019	2018
		Restated
Cost of inventories	(29,641)	(22,929)	(18,412)
Personnel expenses	(2,135)	(1,691)	(1,376)
Outsourced services	(224)	(198)	(152)
Selling expenses	(511)	(408)	(331)
Functional expenses	(600)	(546)	(615)
Other expenses	(264)	(202)	(142)
	(33,375)	(25,974)	(21,028)

Cost of sales	(30,129)	(23,349)	(18,845)
Selling expenses	(2,811)	(2,273)	(1,908)
General and administrative expenses	(435)	(352)	(275)
	(33,375)	(25,974)	(21,028)

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

27	Other operating expenses, net

Other operating revenue and expenses correspond to the effects of significant or non-recurring events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2020	2019	2018
		Restated
Result with property, plant and equipment (*)	(42)	5	(39)
Reversal (provision) for legal proceedings	(18)	(53)	40
Restructuring expenses	(71)	37	—
Covid-19 spending on prevention (**)	(134)	—	—
Indemnity assets	168	—
Other	—	—	(4)
Total	(97)	(11)	(3)

(*) The result from fixed assets was mainly impacted by the Sale and Leaseback operations described in note 1.5, whose gain totaled R$52, which was offset by the losses of write off incurred in the year.

(**) The expenses incurred as a result of the COVID-19 pandemic refer to the purchase of items of individual protection and adequacy of the stores, expenses with overtime, expenses with internal and external communication, incremental expenses with transportation and cleaning and hygiene service. See note no. 1.4

28	Net financial result

Financial revenue includes income generated by cash and cash equivalents, court deposits, and gains relating to the measurement of derivatives by fair value.

Interest income is recorded for all financial assets measured by amortized cost, adopting the effective interest rate, which corresponds to the discount rate of payments or future cash receivables over the estimated useful life of financial instrument – or shorter period, where applicable – to the net carrying amount of financial asset or liability.

Financial expenses substantially include all expenses generated by net debt and cost of sales of receivables during the fiscal year, the losses relating to the measurement of derivatives by fair value, the losses with sales of financial assets, financial charges over litigations, taxes, and interest expenses over financial leasing, as well as adjustments referring to discounts.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2020	2019	2018
		Restated
Financial expenses
Cost of debt	(474)	(247)	(43)
Cost and discount of receivables	(31)	(34)	(40)
Monetary restatement (liabilities)	(11)	(8)	(1)
Interest on leasing liabilities	(219)	(138)	(113)
Other financial expenses	(51)	(9)	(7)
Total Financial Expenses	(786)	(436)	(204)
Financial revenues
Cash and cash equivalents profitability	39	57	4
Monetary restatement (assets)	299	175	80
Other financial revenues	5	4	—
Total Financial Revenues	343	236	84
Total	(443)	(200)	(120)

29	Earnings per share

The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the fiscal year.

At the extraordinary general shareholders´ meeting held on October 5, 2020, Sendas’ shareholders voted to approve the reverse stock split of 3,269,992,034 (three billion, two hundred and sixty-nine million, nine hundred and ninety-two thousand and thirty-four) common shares, with no par value issued by Sendas Distribuidora, in the proportion of 12.1854776946393 to 1 (one) (the “Reverse Stock Split”). Immediately following the Reverse Stock Split, capital stock of Sendas Distribuidora was represented by 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, with no par value.

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2020	2019	2018
		Restated
Basic and diluted number:
Allocated basic earnings and not distributed- Continued operation	1,189	1,076	1,076
Allocated basic earnings and not distributed- Discontinued operation	209	(29)	—
Net income allocated available to common shareholders	1,398	1,047	1,076
Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	268	258	173
Basic and diluted earnings per million shares (R$) - Continued operations	4.43657	4.17054	6.21186
Basic and diluted earnings per million shares (R$) - Attributable to controlling shareholders	5.21642	4.05814	6.21186

30	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

•	Company’s capital increase with property, plant and equipment, in note 16;
•	Purchase of property, plant and equipment not yet paid, in note 16.6; and
•	Purchase of intangible assets not yet paid, in note 17.3.

31	Insurance coverage

Insurance coverage amounts are contracted on a centralized basis to GPA, and costs are transferred to the Company.

On December 31, 2020, the Company’s global insurance coverage is summarized as follows:

Insured property	Risks covered	Amount of coverage
		12/31/2020	12/31/2019
Assets and Stock	Named risks	11,042	9,333
Profit	Lost profit	5,416	4,675
Automobiles and others (*)	Losses and damages	57	54

(*) This amount does not include hull insurance, which is 100% insured by the Economic Research Foundation Institute – FIPE table.

Also, GPA has specific insurance policies for civil and directors and officer’s liability, protection and fraud risk (Crime) and damage protection risk and cyber liability (Cyber), in the amount of R$315.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

32	Segment information

The Company is involved in the operation of retail stores located in 20 Brazilian states and the Federal District. Operating segments are disclosed consistently with the internal report submitted to the main operating decision-maker, identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and evaluates performance by reviewing results and other segment-related information.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Therefore, we consider unfeasible any grouping of products for disclosure.

Before the Transaction, the Company operated in two operating segments: Cash & Carry, it includes the “ASSAÍ” brand and Éxito Group. As of December 31, 2020, the Company operated in a single segment.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

33	Discontinued operation

At the Extraordinary Shareholders’ meeting held on December 31, 2020, shareholders of the Company and GPA approved the corporate restructuring proposal which consisted of the full spin-off of Éxito to GPA. Éxito is a Colombian company operating in Colombia under the banners of Éxito, Carulla, Super Inter, Surtimax, and Surtimayorista supermarkets and hypermarkets, in Argentina, under the Libertad banner, and in Uruguay under Disco and Devoto banners. Also, Éxito operates shopping malls in Colombia under the Viva banner.

On December 31, 2020, Éxito’s results were classified as a discontinued operation, as one single line item. See below the detailed statement of operation of Éxito and condensed statement of cash flows:

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
Statement of operations	2020	2019
Discontinued operation
Net operating revenue	22,034	2,151
Cost of sales	(16,526)	(1,542)
Gross profit	5,508	609
Expenses, net
Selling expenses	(2,973)	(510)
General and administrative expenses	(848)	188
Depreciation and amortization	(729)	(59)
Share of profit and loss of associates	27	(5)
Other operating expenses, net	(217)	(33)
	(4,740)	(419)
Operating profit	768	190
Net financial result	(340)	(55)
Income before income taxes discontinued operation	428	135
Income tax and social contribution	(60)	(43)
Net income discontinued operation	368	92
Discontinued operation
Net income for the year discontinued operation	(1)	—
Net income for the year	367	92

	As of December 31,
Other comprehensive income:	2020	2019
Net income for the year	367	92
Items that may be subsequently reclassified to statement of operations
Exchange rate variation of foreign Investments	(415)	(165)
Benefit plan	(1)	—
Cash flow rate	(1)	3
Other comprehensive results	3	—
Comprehensive income for the year	(47)	(70)

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
Net cash flow:	2020	2019
Operational activities	1,349	1,343
Investment activities	(4,075)	5,970
Financing activities	(1,012)	(4,274)
Exchange rate variation on cash and cash equivalents	587	111
Net cash generated	(3,151)	3,150

	As of December 31,
Earnings per share:	2020	2019
Diluted and Basic, discontinued operation	0.8214	0.2054

	As of December 31,
Discontinued operation segment:	2020	2019
Net sales	22,034	2,151
Gross profit	5,508	609
Depreciation and amortization	(729)	(59)
Share of profit and loss of associate	27	(5)
Operating profit	768	190
Net financial result	(340)	(55)
Income (loss) before income taxes	428	135
Income taxes and social contribution	(60)	(43)
Profit continued operation	368	92
Loss (income) discontinued operation	(1)	—
Net income for the year	367	92

Current assets	8,014	6,560
Non-current assets	18,930	5,805
Current liabilities	9,729	7,209
Non-current liabilities	3,620	2,553
Shareholder´s equity	13,595	2,603

The operations of the Éxito Group were treated as a separate segment on December 31, 2019 and due to the discontinuity of its operations in the financial statements of December 31, 2020, the Company now operates in a single segment, as described in note 1.3.

Sendas Distribuidora S.A. Notes to the Consolidated Financial Statements For the years ended December 31, 2020, 2019 and 2018 (In millions of Brazilian Reais, unless otherwise stated)

34	Subsequent events

34.1	Approval of second issuance of debentures

On April 22, 2021, the board of directors approved the second issuance of non-convertible, unsecured debentures in up to two series, in an aggregate amount of up to R$1,200. These debentures will be offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. The debentures of the first series will accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity, which will be five years from their issuance date. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series will accrue interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity, which will be seven years from their issuance date.  The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity. The allocation of principal between the first and second series will be determined upon the conclusion of the book building process. This annual report does not constitute an offer to sell our second issuance of non-convertible, unsecured debentures. Offers and sales of our debentures will take place in accordance with Brazilian law pursuant to offering materials to be distributed in Brazil.

34.2	Approval of dividend distribution

At the general shareholders’ meeting held on April 28, 2021, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$348.4 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2020. This amount corresponds to R$1.29846211682919 per common share. Of the total amount, R$263.5 million was paid on November 27, 2020 as interest on shareholders’ equity, and R$84.9 million will be payable as follows: (1) on June 7, 2021, to holders of common shares on April 28, 2021; and (2) on June 14, 2021, to holders of ADSs on April 30, 2021. The residual amount payable corresponds to R$0.31654126223623 per common share.