Form 20-F
period 2021-12-31
Sendas Distributor S.A.
filed 2022-05-02
CIK 1834048

As filed with the Securities and Exchange Commission on May 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021:

1,346,674,477 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities.

Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

In addition, unless otherwise indicated or the context otherwise requires, all references to:

•	“ADSs” are to American Depositary Shares;
•	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;
•	“Brazil” are to the Federative Republic of Brazil;
•	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;
•	“Brazilian government” are to the federal government of Brazil;
•	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For more information about Mr. Naouri, see “Item 6. Directors, Senior Management and Employees.” For more information about our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”;
•	“Casino Group” are to Casino and its subsidiaries;
•	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil;
•	“CBD ADSs” are to ADSs, each representing one common share of CBD;
•	“CBD ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the CBD common shares underlying the CBD ADSs;
•	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);
•	“Corporate Reorganization” are to, collectively, the series of internal corporate transactions completed by CBD and Sendas on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off”;
•	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);
•	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;
•	“Éxito Acquisition” are to our acquisition of 96.57% of the shares of Éxito through a cash tender offer on the Colombian Securities Exchange. The Éxito Acquisition was completed on November 27, 2019. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Éxito Acquisition”;
•	“Éxito Group” are to Éxito and its consolidated subsidiaries;
•	“Exchange Act” are to the U.S. Exchange Act of 1934, as amended;

ii

•	“Extra Transaction” are to the transaction involving the assignment and conversion of up to 70 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner, among other transactions. For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction”;
•	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;
•	“NYSE” are to the New York Stock Exchange;
•	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;
•	“Securities Act” are the U.S. Securities Act of 1933, as amended:
•	“Sendas ADSs” are to ADS, each representing five Sendas common shares;
•	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;
•	“Sendas common shares” are to common shares of Sendas;
•	“Sendas Deposit Agreement” are to the deposit agreement dated February 19, 2021, as amended on August 16, 2021, entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;
•	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;
•	“Separation” refers to our separation from CBD. On December 14, 2020, we entered into a Separation Agreement with CBD to provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off”; and
•	“Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas common shares were distributed on March 3, 2020, and the Sendas ADSs were distributed on March 5, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off.”

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This annual report includes financial information derived from our audited historical consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited consolidated financial statements.”

We have prepared our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

Recast of Financial Statements

On December 31, 2020, we completed the Corporate Reorganization (defined below), pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we recast our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

On August 11, 2021, our shareholders approved a one-to-five stock split of Sendas common shares, or the Stock Split. For more information about the Stock Split, see “Item 4. Information on the Company—A. History and Development of the Company—History—Stock Split.” Accordingly, we have retrospectively adjusted our basic and diluted earnings per share for the years ended December 31, 2020 and 2019 to reflect the effect of the Stock Split. For more information, see note 4 to our audited consolidated financial statements included elsewhere in this annual report.

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

iv

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

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this annual report from reais into U.S. dollars. The exchange rate used to translate such amounts was R$5.5805 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2021, as reported by the Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

Brands

This annual report includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brand in this annual report without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to our brand to the fullest extent permitted by law.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

•         the economic, financial, political and social effects of the ongoing COVID-19 pandemic (or other pandemics, epidemics and similar crises), particularly in Brazil, and to the extent that they continue to cause serious negative macroeconomic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—D. Risk Factors;”

•         global economic, political and social conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

•         the ongoing impacts of the COVID-19 pandemic on customer demand, as well as on our expected results of operations, financial condition and cash flows our ability to sustain or improve our performance;

•         competition in the sectors in which we operate;

•         Brazilian government regulation and tax matters;

•         adverse legal or regulatory disputes or proceedings;

•         our ability to implement our strategy, including our digital transformation initiatives;

•         credit and other risks of lending and investment activities;

•         the political instability related to the outcome of the 2022 presidential elections in Brazil;

•         our ability to expand our operations outside of our existing markets; and

•         other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

vi

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.       [Reserved]

B.        Capitalization and Indebtedness

Not applicable.

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

We operate in the cash and carry (atacado de autosserviço) sector of the Brazilian retail industry, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, especially from those that operate in the informal segment of the Brazilian economy. We also compete with large chains in the cash and carry sector. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational food retailers, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. See “Item 4. Information on the Company—B. Business Overview—Competition.” Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

We cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet businesses. If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our cash and carry stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Brazilian cash and carry industry has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the cash and carry sector depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for small home appliances offered in our stores. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate reached 13.2% in 2021, compared to 13.8% in 2020 and 11.9% in 2019. These circumstances have not been noticeably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which reached 9.25%, 2.0% and 4.5% in December 2021, 2020 and 2019, respectively.

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

We are dependent on credit card sales. For the years ended December 31, 2021 and 2020, 44% and 47%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Our business depends on our strong brand. We may not be able to maintain and enhance our brand, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brand.

We believe that our brand, Assaí, contributes significantly to the success of our business. The Assaí brand was ranked the 20th most valuable brand in Brazil, according to a study entitled “Most Valuable Brazilian Brands 2021” published by global brand consultant Interbrand in 2021. According to this study, the Assaí brand is valued at approximately R$654 million. We were also named the most admired company in Brazil by popular vote in the 2021 and 2020 editions of Exame magazine’s “Melhores e Maiores” ("Best and Biggest”) survey. Exame magazine’s annual survey ranks more than 1,000 Brazilian companies under various categories. “Melhores e Maiores” is considered one of the most prestigious corporate awards in Brazil. We also believe that maintaining and enhancing that brand is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A diminution in the strength of our brand and reputation could adversely affect our business, financial condition and operating results.

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

A detailed discussion of the measures taken by the Brazilian government to combat the health and economic impacts of COVID-19, as well as the impacts of the COVID-19 pandemic on our business and results of operations, can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry—COVID-19,” for a detailed discussion of the impacts of COVID-19 on our business and results of operations.

While we have not experienced significant disruptions thus far from the COVID-19 outbreak, any future impacts that COVID-19 may have on us is subject to numerous uncertainties, including: (1) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (2) evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (3) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; and (4) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of COVID-19 or similar disease outbreak.

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

•	We cannot assure you that the emergency health measures we have adopted will continue to be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs.
•	If individual states and municipalities continue to implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores.
•	In case we face a worsening in the pandemic situation in the future, we may require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs. Until June 2021, amid escalating COVID-19 cases, hospitalization and deaths, many states and municipalities in Brazil reinstituted strict lockdown measures. If restrictions are re-imposed in the future, our sales may be impacted.
•	If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

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

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brand and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot guarantee that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

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

Approximately 30% of our products are distributed through our 11 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

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

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients, suppliers and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

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

The General Data Protection Act (Law No. 13,709/18), or GDPA, became effective on September 18, 2020, except for the administrative sanctions provided thereunder, which became effective on August 1, 2021. The GDPA establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. In the event of non-compliance with the GDPA, we may be subject to administrative penalties, including blockage or elimination of the personal data to which the infraction relates, the suspension or blockage of activities relating to personal data and fines of up to R$50 million, as well as legal proceedings, which may materially adversely affect us, including damage to our reputation. The ANPD may revise data protection standards and proceedings based on the GDPA in the future, and the public prosecutor’s office, consumer protection agencies and the judiciary will have significant roles in the interpretation and application of the GDPA.

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

As of April 20, 2022, the Casino Group was the beneficial owner of 41.0% of the total capital stock of Sendas. The Casino Group has the power to: (1) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; and (2) determine the outcome of the vast majority of actions requiring shareholder approval. Accordingly, the Casino Group is considered to be our controlling shareholder pursuant to Brazilian Corporate Law. The Casino Group’s interests and business decisions may prevail over those preferred by our other shareholders or ADS holders.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that pending legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our management in consultation with external legal advisors. Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” and note 18 to our audited consolidated financial statements included in this annual report for a description of our material litigation contingencies.

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

Our policies mandate compliance with these anti-corruption laws. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.

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

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and meat products mainly from five suppliers. The products provided by these suppliers represented approximately 8.3% of our total sales for the year ended December 31, 2021. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

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

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores. Any allegation of this nature made against our brand or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of federal, state and municipal laws and regulations relating to the preservation and protection of the environment. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the disposal and handling of wastes at our stores, distribution centers and headquarters. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

Our indebtedness could adversely affect our business.

As of December 31, 2021, we had total borrowings and financing and debentures of R$8,033 million, of which R$613 million was classified as current borrowings and financing and debentures and R$7,420 million was classified as non-current borrowings and financing and debentures. If we are unable to repay or refinance our current or non-current borrowings and financing and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

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

Certain of our debt instruments contain financial covenants that require us to maintain specified financial ratios, measured on a quarterly basis. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness” for more information. Complying with these financial covenants may require that we take action to reduce debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these financial ratios. We may not meet these ratios, and our creditors may not waive any failure to meet them. In addition, the instruments governing our debentures, promissory notes and commercial notes contain restrictive covenants that limit our ability to distribute dividends in excess of the statutorily required minimum dividend should we not be able to fulfill our obligations under those instruments.

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

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian economy. Since December 2019, a novel strain of coronavirus that causes the disease known as COVID-19 has spread in China and other countries. In 2020 and 2021, and even into 2022, the COVID-19 outbreak compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. These disruptions have continued in many cases into 2022. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and they have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, reflecting the scale of investor’s risk aversion, the stock market triggered several automatic suspensions, known as circuit breakers, and the benchmark index of about 70 stocks traded on the B3, or the Ibovespa index, fell 36.9% from January 1, 2020 to March 31, 2020, following the trend of international stock markets mainly related to the beginning of the pandemic. After a decrease of 17.8% in the first half of 2020, the Ibovespa index recovered strongly and increased 2.9% by the end of the year.

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

Such factors are compounded by the overall health and growth of the Brazilian economy. Brazil’s gross domestic product, or GDP, increased by 4.6% in 2021 and decreased by 4.1% in 2020. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

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

Furthermore, 2022 is a presidential election year in Brazil and historically, in election years, foreign investments in Brazil decrease and political uncertainty generates greater instability and volatility in the domestic market, which may adversely affect our business and results of operations.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the Sendas common shares and the Sendas ADSs.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), was 17.8% in 2021, 23.1% in 2020 and 7.30% in 2019. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 10.06% in 2021, 4.52% in 2020 and 4.31% in 2019, according to the Brazilian Institute of Geography and Statistics, or IBGE.

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

On February 2, 2022, the Brazilian Monetary Policy Committee (Comitê de Política Monetária) increased official interest rates from 9.25% to 10.75% and on March 16, 2022 from 10.75% to 11.75%, having previously reached historic lows. Any future measures adopted by the Brazilian government, including reductions in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

Furthermore, Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2019, the real depreciated against the U.S. dollar in comparison to 2018, reaching R$4.0301 per US$1.00 as of December 31, 2019. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021.On April 20, 2022, the real/U.S. dollar exchange rate was R$4.6397 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the Sendas common shares and the Sendas ADSs. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

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

Moreover, crises or significant developments in other countries, such as the conflict between Russia and Ukraine, may diminish investors’ interest in securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

Global economic and political instability and conflicts, such as the conflict between Russia and Ukraine, could adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country at this time, the current military conflict, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the conflict between Russia and Ukraine and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

While the precise effect of the ongoing military conflict and global economies remains uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

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

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. B3 had a market capitalization of R$7.9 trillion as of December 31, 2021. The ten most traded stocks by volume on B3 during 2021 accounted for approximately 31% of total trading on B3 during that period. Conversely, the NYSE had a market capitalization of approximately US$27.7 trillion as of December 31, 2021. Furthermore, the regulations of B3 may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Brazilian securities market may substantially limit the ability of holders of the Sendas common shares underlying the Sendas ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of the Sendas common shares and the Sendas ADSs. If a liquid and active trading market is not developed or maintained, the trading price of the Sendas common shares and the Sendas ADSs may be negatively affected.

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

The market price of the Sendas common shares and the Sendas ADSs could decline significantly as a result of sales (or anticipated sales), including by the Casino Group, of a large number of shares of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE. The perception that these sales might occur could depress the market price of the Sendas common shares or the Sendas ADSs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD became shareholders of Sendas.

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

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2021. However, there can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Corporate Reorganization

On December 31, 2020, CBD completed the Corporate Reorganization, consisting of the internal corporate transactions described below:

•	Sendas engaged in the Exchange Transaction with CBD in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:
➢	50% of the shares of Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and
➢	the Real Estate Assets, consisting of five parcels of real estate, in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.
•	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).
•	Sendas distributed certain assets to CBD in the net amount of R$20 million.
•	CBD conducted the following capital contributions:
➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;
➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and
➢	CBD contributed R$500 million in cash to Sendas.

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

Capital Increases due to Exercise of Stock Options

In 2021, our board of directors approved issuances of new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans (as detailed under “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation”). The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares. Our board of directors approved the issuances as follows:

•	on June 1, 2021, our board of directors approved the issuance of 544,106 new Sendas common shares (or 2,720,530 new Sendas common shares when considering the Stock Split, increasing our total outstanding common shares to 268,895,673 common shares (or 1,344,478,365 common shares when considering the Stock Split) and our total capital stock by R$18 million, from R$761 million to R$779 million;
•	on July 27, 2021, our board of directors approved the issuance of 404,186 new Sendas common shares (or 2,020,930 new Sendas common shares when considering the Stock Split), increasing our total outstanding common shares to 269,299,859 common shares (or 1,346,499,295 common shares when considering the Stock Split) and our total capital stock by R$8 million, from R$779 million to R$787 million; and
•	on December 7, 2021, as rectified at the meeting held on January 26, 2022, our board of directors approved the issuance of 175,182 new Sendas common shares, increasing our total outstanding common shares to 1,346,674,477 common shares and our total capital stock by R$1 million, from R$787 million to R$788 million. These shares were issued on February 4, 2022.

In addition, on February 21, 2022, our board of directors approved the issuance of 239,755 new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,346,914,232 common shares and our total capital stock by R$1 million, from R$788 million to R$789 million. See “—Recent Developments—Capital Increase due to Exercise of Stock Options.”

Sale and Leaseback Transaction

On July 19, 2021, we entered into an agreement with a fund managed by TRX Gestora de Recursos Ltda. for the sale, development and leaseback of five real properties located in the States of São Paulo, Rio de Janeiro and Rondonia, or the Sale and Leaseback Transaction, including one built property and four plots of land on which Assaí stores will be built.

The expected total sale amount to be received by Sendas for the sale of these five properties is R$364 million, subject to adjustments due to construction and development costs or the need to replace properties following the completion of due diligence. The final sale amount and cost of construction of the properties will serve as the basis for the final amount of the monthly rents that will be included in the lease agreements, to be entered into upon conclusion of the sale transactions.

Until December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondonia in the total amount of R$192 million, or 52% of the expected total sale amount of the five properties. We subsequently entered into 20-year renewable lease agreements with respect to these properties.

Stock Split

On August 11, 2021, our shareholders approved a one-to-five stock split of Sendas common shares, or the Stock Split. Immediately following the Stock Split, our total number of issued and outstanding Sendas common shares became 1,346,499,295 common shares, and our total authorized capital stock increased to 2,000,000,000 common shares.

The purpose of the Stock Split was to increase the liquidity of the Company's common shares on the B3, considering that a larger number of outstanding common shares potentially generates an increase in business, as well as to enable an adjustment in the Company's stock price, making the price per common share more attractive and accessible to a larger number of investors.

In connection with the Stock Split, we changed our ADS ratio from one Sendas ADS representing one Sendas common share to one Sendas ADS representing five Sendas common shares. Accordingly, the Stock Split did not change the total number of Sendas ADSs issued. The ADS ratio change became effective as of August 16, 2021. Shares information for all periods presented has been presented on a split basis.

Digital Partnerships

In 2021, we began our digital expansion through partnerships with third party applications with the aim to bring more convenience to our customers. In September 2021, we entered into a partnership with Cornershop by Uber in more than 25 cities throughout Brazil, and in February 2022, we began a pilot program with the delivery service Rappi to sell our products through the Rappi website and app in six cities in the State of São Paulo. As a result of these partnership, our customers are able to digitally shop for the main items from our product catalogue. Delivery drivers then select, separate and deliver items identified by the users. As of the date of this annual report, our digital partnerships with Cornershop and Rappi are available in 55 cities in 17 states in Brazil.

Extra Transaction

In line with our expansion plan, on October 14, 2021, our board of directors approved a transaction involving the assignment and conversion of up to 70 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. We refer to this transaction as the “Extra Transaction.”

The Extra Hiper stores are located on 17 properties owned and 53 properties leased by CBD. To the extent the assigned stores are located on properties leased from third parties, CBD will also assign the respective lease agreements to Sendas. The total estimated price of the transaction is R$4.0 billion, payable by Sendas to CBD in installments between December 2021 and January 2024. On December 16, 2021, as amended on February 24, 2022, we entered into a definitive agreement with CBD governing the terms of the Extra Transaction.

Additionally, in the context of the Extra Transaction, CBD and a real estate fund, or the Real Estate Fund, entered into a memorandum of understanding, with Sendas as guarantor, for the sale of up to 17 properties owned by CBD to the Real Estate Fund, for a total estimated sale price of R$1.2 billion. We have guaranteed the Real Estate Fund’s payment obligations to CBD and will purchase up to 17 properties should the Real Estate Fund not be able to fulfill its obligations.

On February 25, 2022, we entered into definitive agreements with the Real Estate Fund for the sale of up to 17 properties owned by CBD to the Real Estate Fund and subsequent lease of such properties for an initial term of 25 years, renewable for an additional 15 years. The closing of the agreements with the Real Estate Fund is subject to fulfillment of certain precedent conditions, including, but not limited to, the approval of the antitrust authorities. On April 13, 2022, the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica - CADE) approved the sale of the 17 properties to the Real Estate Fund.

By the end of the first quarter of 2022, a total of 60 commercial points had been assigned by CBD to us, and we expect that the remaining 10 commercial points will be assigned to us by the end of May 2022. In addition, we estimate that approximately 40 commercial points will be converted into Assaí stores during the second half of 2022, and the remainder of the conversions will be completed in 2023.

Our management believes that the Extra Transaction will allow us to accelerate our expansion through the conversion of stores in dense regions without significant overlap with our existing operations.

Considering that Sendas and CBD are related parties under common control, the Extra Transaction was approved by the independent board members of Sendas and CBD, in line with best corporate governance practices. The consummation of the Extra Transaction is subject to the satisfaction of customary closing conditions.

Recent Developments

Fourth Issuance of Debentures

On January 7, 2022, we concluded our fourth issuance of non-convertible, unsecured debentures in a single series, in an aggregate amount of R$2.0 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. These debentures will accrue interest at a rate of CDI + 1.75% per annum, payable semi-annually through maturity in January 2028. The principal amount of the debentures will be paid in two equal installments, one in January 2027 and one at maturity.

First Issuance of Commercial Notes

On February 10, 2022, we completed our first issuance of unsecured commercial notes in a single series, in the total amount of R$750 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes will be used for general corporate purposes, including to strengthen our cash position in connection with our activities with producers of agricultural products or inputs. These commercial notes accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity in February 2025. The principal amount will be paid in one installment at maturity.

Capital Increase due to Exercise of Stock Options

On February 21, 2022, our board of directors approved an issuance of 239,755 new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans. This issuance of Sendas common shares increased our total outstanding common shares to 1,346,914,232 common shares and our total capital stock by R$1.4 million, from R$787.9 million to R$789.3 million. These shares were issued on March 8, 2022. The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares.

Dividend Distribution

At the annual general shareholders’ meeting held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709 million. Of the total amount, R$56 million was paid on October 14, 2021 as interest on shareholders’ equity. The remaining amount of R$168 million, corresponding to R$0.125038407679398 per Sendas common share, is expected to be paid by June 28, 2022, which is 60 days from the annual general shareholders’ meeting. Holders of Sendas ADSs will receive the dividend distribution to which they are entitled through the Sendas Depositary.

Fifth Issuance of Debentures

On March 5, 2022, our board of directors approved the fifth issuance of non-convertible, unsecured debentures in a single series, in an aggregate amount of R$250 million, with restricted placement efforts in Brazil, to be entered into between the Sendas and True Securizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. These debentures will accrued interest at a rate of CDI + 0.75% per annum, payable semi-annually through maturity on March 28, 2025.

Change of Independent Auditors

On March 7, 2022, our board of directors approved the change of Ernst & Young Auditores Independentes S.S. as independent registered public accounting firm and the engagement of Deloitte Touche Tohmatsu Auditores Independentes Ltda. to serve as our new independent registered public accounting firm as of the first quarter of 2022 for the fiscal year ending December 31, 2022, and future fiscal years until a new auditor rotation is required.

Capital Expenditures and Investment Plan

Our gross capital expenditures and investment plan for 2022 is expected to be approximately R$5 billion, primarily related to the conversion of hypermarkets, construction of new units, renovation of existing stores, logistics and technology. Additionally, up to R$1.6 billion will be paid in 2022 for the acquisition of up to 70 Extra Hiper commercial points, currently being converted to Assaí. In 2021, we invested R$2,489 million in our operations, an increase of 91.6% compared to R$1,299 million in 2020. This investment was principally due to the opening of new stores. In 2021, we opened 28 stores, which reinforced our confidence in the execution of our business strategy. In addition, in July 2021, we entered into an agreement with a fund managed by TRX Gestora de Recursos Ltda. for the sale and leaseback of five real properties located in the States of São Paulo, Rio de Janeiro and Rondonia. By December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondonia in the total amount of R$192 million. We subsequently entered into long-term lease agreements with respect to these properties. For more information, see “—History—Sale and Leaseback Transaction.”

Our investments since January 1, 2019 have included:

Opening of new stores – From January 1, 2019 to December 31, 2021, we organically opened or converted 61 Assaí stores in Brazil. For more information about our stores, see “—B. Business Overview—Sales Channels—Our Stores.”

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

Extra Transaction – In 2021, in line with our expansion plan, we entered into an agreement with CBD for the assignment and conversion of up to 70 commercial points operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. For more information, see “—History—Extra Transaction.”

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of R$)

Opening of new stores	2,064	1,005	1,058
Renovation of existing stores	228	151	118
Information technology	94	63	63
Distribution facilities and other	65	70	61
Non-cash effects:
Financing assets	38	10	29
Total investments	2,489	1,299	1,329
Acquisition of commercial points - Extra Híper	798	—	—
Total investments (including acquisition of commercial points)	3,287	1,299	1,329

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

B.       Business Overview

Overview

We are the largest pure cash and carry player in Brazil in terms of consolidated gross revenue. For the year ended December 31, 2021, our net operating revenue totaled R$41.9 billion. Our cash and carry operations involve sales of more than 8,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others. Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals. We sell our products at our brick-and-mortar stores and via telesales (in-store pick-up).

As of December 31, 2021, we operated a total of 212 stores under the Assaí banner, having a total selling area of approximately 964 thousand square meters. Our stores are located throughout 23 Brazilian states and the Federal District. In addition, we have a logistics infrastructure that is supported by 11 distribution centers and warehouses across Brazil.

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

Selected Operating Data

The selected operating data presented below excludes information relating to the Éxito Group, which was transferred to CBD in December 2020 as part of the Corporate Reorganization.

	As of and for the year ended December 31,
	2021	2021	2020	2019
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(2)	50,154	50,154	39,197	36,045
Total square meters of selling area at year/period end	963,784	963,784	809,061	712,614
Number of stores at period end(3)	212	212	184	166
Net operating revenue per employee(2)	149,679	835,379	916,993	771,183
Net operating revenue for Assaí stores (in millions of R$ or US$, as the case may be)	7,508	41,898	35,943	27,797
Average monthly net operating revenue per square meter(4)	748	4,173	4,043	3,671
Average ticket amount	39	220	201	165
Average number of tickets per month (in millions)	15.9	15.9	14.9	14.1

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.5805 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2021, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as a representation that the real amounts represent, or have been or could be
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

Sales Channels

Our Stores

As of April 20, 2022, we operated a total of 216 stores under the Assaí banner in Brazil.

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

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 212 stores we operated as of December 31, 2021, 36 stores ranged from 1 square km to 3 square km of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 81 stores ranged from 3 to 5 square km of selling area, a format we believe is best suited to big families in urban centers; and 95 stores ranged from 5 to 8 square km of selling area, a format we believe is best suited for bulk purchases.

The table below sets forth same store gross sales growth for the periods indicated. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days:

	2016	2017	2018	2019	2020	2021

Same store gross sales	19.1%	11.4%	8.3%	6.3%	14.1%	4.8%

The table below sets forth our average monthly gross revenue per square meter for the period indicated:

	For the year ended December 31,
	2016	2017	2018	2019	2020	2021
	(in R$ thousands)
Average monthly gross revenue per square meter	3.5	3.8	4.0	4.1	4.4	4.5

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2018	144
During 2019:
Opened	21
Closed	—
Converted	1
As of December 31, 2019	166
During 2020:
Opened	16
Closed	1
Converted	3
As of December 31, 2020	184
During 2021:
Opened	24
Closed	-
Converted	4
As of December 31, 2021	212

From January 1, 2022 to April 20, 2022, we opened four new Assaí stores.

The following tables set forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated:

	As of December 31, 2021
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	212	963,784	4,546	50,154

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.
	As of December 31, 2020
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	184	809,061	4,397	39,197

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.
	As of December 31, 2019
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	166	712,613	4,293	36,045

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

In addition, the four new Assaí stores we opened between January 1, 2022 and April 20, 2022 have a total selling area of 986 thousand square meters.

Geographic Distribution of Stores

Our stores are located throughout 23 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 56.6% and 56.3% of our net operating revenue for the years ended December 31, 2021 and 2020, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 43.4% and 43.7% of our net operating revenue for the years ended December 31, 2021 and 2020, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of December 31,
	2021	2020
North	14	11
Midwest	21	18
Southeast	113	101
Northeast	57	49
South	7	5
Total	212	184

In addition, the four new Assaí stores we opened between January 1, 2022 and April 20, 2022 are located in the North and Northeast regions of Brazil.

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 9.4% and 9.5% of our total sales for the years ended December 31, 2021 and 2020, respectively.

Credit Sales

For the years ended December 31, 2021 and 2020, 44% and 47%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 36% and 33% of our net operating revenue for the years ended December 31, 2021 and 2020, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 4.5% of our net operating revenue for each of the years ended December 31, 2021 and 2020. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores and CBD’s stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years, and as of December 31, 2021 and 2020, FIC had a portfolio of 3.5 million and 3.4 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of December 31, 2021, more than 1.8 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,
	2019	2020	2021
	(in thousands)
Number of accounts	1,048	1,273	1,776

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

We had approximately 190.4 million customers as of December 31, 2021, an increase of 105.6% from December 31, 2016.

The table below sets forth our total number of customers for the periods indicated:

	For the year ended December 31,
	2016	2017	2018	2019	2020	2021
	(in millions)
Total number of customers	92.6	117.5	145.1	168.8	179.2	190.4

Among our customers, in 2019 approximately 61% are classified as income Class C, 25% as income Class A and B and 14% as income Class D and E. Due to the COVID-19 pandemic, we have not been able to conduct a field study to update these figures in 2020 and 2021. We expect to resume this activity in 2022. For more information about the different income level classifications of Brazilian households, see “—Industry.”

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

Our marketing teams are composed of specialists in branding, media, planning, promotions, events, market intelligence and trade marketing. They are dedicated to developing quality offline and digital marketing campaigns.

For the years ended December 31, 2021 and 2020, we spent R$182 million and R$145 million, respectively, on advertising.

Suppliers

Aside from a few categories of products, as beverage and meat which we procure mainly from five suppliers, our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 33% of their volume supplied by distribution centers. Accordingly, approximately 70% of our total product volume is supplied directly while 30% of our total product volume is supplied by our 11 distribution centers located in six Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 168,793 square meters.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil, especially for the cash & carry segment, and help to boost fourth quarter sales. We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday, when we offer specialized products for the occasion, as well as during the month of our banner anniversary, when there is an increase in sales.

Information Technology

We invested R$94 million and R$63 million in information technology in the years ended December 31, 2021 and 2020, respectively, in connection with our operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

Intellectual Property

We consider our brand Assaí to be our most valuable asset and we have worked extensively to define the characteristics of the Assaí banner with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil. We believe that Brazilian customers associate the Assaí banner with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of December 31, 2021, our trademark (Assaí) was duly registered with INPI. We did not have any registered patents as of December 31, 2021.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

The cash and carry sector was created in order to serve customers within a market niche that was reached neither by self-service retail nor by direct wholesale.

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 7.5% of Brazil’s GDP in 2020, and the food retail industry in Brazil recorded gross revenues of approximately R$554 billion in 2020, representing a 146.4% nominal increase compared to approximately R$378 billion in 2019.

According to the Brazilian Cash and Carry Association (Associação Brasileira dos Atacadistas de Autosserviço), or ABAAS, there are more than two thousand cash and carry stores in operation in Brazil. The segment reported total sales of R$230 billion in 2021 and accounted for nearly 2% of the Brazilian GDP.

According to the Nielsen, 66% of Brazilian homes made purchases from cash and carry stores in 2021, and the sales in the segment reported an increase of 15.4% in 2021, as compared to 2020. The market share of cash and carry stores improved by 5.7% in comparison to January 2020, mainly due to the macroeconomic context and the strong expansion throughout the last 5 years, a period when 701 cash and carry stores were opened. The segment has a high number of small players in Brazil, and thus, still offers plenty space to growth. In terms of relevance, the cash and carry segment represents only 19.7% of the Brazilian monthly purchase, while other small players such as small grocery stores and super and hypermarket that do not belong to large groups represents 38.9%.

According to the IBGE, the total population of Brazil was approximately 213 million in July 2021, representing a 0.74% growth since July 2020. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2020, the city of São Paulo had an estimated population of 12.4 million and the city of Rio de Janeiro had an estimated population of 6.8 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 47 million, representing 21.9% of the

Brazilian population and is our largest consumer market, with 82 stores as of December 31, 2021. The state of Rio de Janeiro is our second largest consumer market, with 28 stores as of December 31, 2021.

During 2021, private consumption in Brazil increased 3.6% while the country’s GDP increased 4.6%. This GDP increase was mainly due to growth in the services segment, especially with respect to the performance of the retail and real estate sectors.

The following table sets forth the different income levels of Brazilian households, according to the 2021 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2021, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	22,717
B1	10,428
B2	5,450
C1	3,042
C2	1,806
D/E	813

According to a study by IPC Maps 2021, Class A households account for only 2.2% of all households, Classes B1 and B2 collectively represent 21.3% of all households, Classes C1 and C2, the most representative in Brazil, collectively represent 47.9% of all urban households and Classes D and E collectively represent 28.6% of all households. In recent years, the average purchasing power and number of Class C, D and E urban households have increased.

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 10.2% from R$1,100 in January 2021 to R$1,212 in January 2022.

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

Our main competitors are Atacadão, Grupo Mateus, Maxxi, Makro, Fort, Tenda and Roldão, as well as various regional players.

Regulatory Overview

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit and site approval and an inspection certificate from the local fire department, as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance with all material respects with all applicable statutory and administrative regulations with respect to our business. In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance with all material respects with these consumer protection regulations.

Environmental, Social and Governance Matters

For us, sustainability is a strategic and transversal approach that encompasses all our activities and projects. We seek to balance economic, social, and environmental dimensions in our operations and the value chain, adopting the United Nations (UN) Sustainable Development Goals as guiding principles for our initiatives. We consider the global environment, sustainability issues, and the main ESG indexes in the market, as well as the expectations and interest of our stakeholders.

From material themes and alignment with CSR Casino Program, we have continued to implement our sustainability strategy: aiming to be a transforming agent, improving and innovating our way of doing business to build a more responsible and inclusive society following five operating pillars: (1) tackling climate change; (2) transforming the value chain; (3) engaging society; (4) integrated management and transparency; and (5) valuing our people.

We are committed to improving the environmental management of our business, in addition to promoting diversity and inclusion and ensuring the adoption of the best governance practices. Our ESG goals are prepared and approved by our corporate governance and sustainability committee and by our board of directors. They form part of our objectives and are included in all planned investments.

Highlights for 2021 included the following:

Tackling Climate Change

Our operations are complex and involve numerous suppliers to ensure the best supply of our stores and meet the needs of our consumers. With sustainability as a strategic part of our business, we seek to identify, monitor, and reduce vulnerabilities and environmental impact on the operation. This way, we aim to create strategies to reduce such risks and make activities more responsible and suitable to face the climate emergency, raising the awareness of our audiences, including practices and processes that reinforce our commitment beyond compliance with current legislation.

We have established four key commitments that guide our actions: (1) reduction of our greenhouse gases (GHG) emissions; (2) reduction of waste generation; (3) sustainable use of natural resources; and (4) respect for biodiversity. They unfold into action plans with goals, which are constantly monitored and improved.

In 2021, we reinforced our commitment to fight climate change and announced our goal of reducing by 30% carbon dioxide emissions (scopes 1 and 2) in our operations by 2025, and by 38% by 2030 as compared to our total emissions in 2015. Such goal is linked to the variable remuneration of all eligible leadership positions, which includes our chief executive officer and other executive officers, in addition to the positions of consultants, coordinators and managers in our distribution centers and headquarters. This is an initiative to promote the engagement and commitment of all employees to the challenges of the ESG agenda and climate emergency, regardless of area or specialty.

In 2021, we invested in making a thorough diagnosis of the use of refrigerant fluids in our operations, culminating in strategic recommendations and a roadmap for the transition of technologies. This plan was submitted and approved in 2021 by our corporate governance and sustainability committee, and its implementation is already in progress. In 2021, we made progress in replacing the R-22 fluid with less aggressive gases in 10 stores, which involves the replacement (retrofit) of old refrigeration systems by chillers that do not operate with the R-22.

As of December 31, 2021, 194 stores had migrated to this Free Energy Market (renewable sources from wind, solar, biomass and small hydroelectric power plants). In addition, we have also been investing in the installation of solar power plants for distributed energy self-generation, taking advantage of areas available but not useful for business, thus increasing our independence from local power suppliers. As of the date of this annual report, we had a total of seven photovoltaic plants in operation. In 2021, more than 85% of our total electricity consumption came from renewable sources.

We continually seek to reduce the volume of waste generated and ensure the correct separation, handling, packaging, and transportation to the environmentally appropriate final destination. We measure the effectiveness of our waste management through our waste recovery rate, which represents the proportion of materials destined for recycling, donation, or composting compared with those destined for landfills. As of December 31, 2021, our residue recovery rate was approximately 40%. We also encourage greater sustainability practices by our customers by implementing recycling stations in our stores. We have also expanded our partnerships with food banks to donate fruits and vegetables to social organizations. In 2021, we donated a more than 1.2 thousand tons of food items from 102 stores, reducing the amount of food sent to landfills and increasing by 10% vegetables donated to food banks.

Transforming the Value Chain

We operate in a rich and complex value chain composed by numerous suppliers, including producers, industries, distribution and service companies. We seek to understand in depth all links in the chain, increasing traceability and the monitoring process and thus identify and mitigate possible socio-environmental risks in the stages of extraction of raw materials and production, as well as contributing to enhance our positive impact. We aim to offer a choice of products that contribute to more conscious consumption. Our relationship with suppliers is guided by standards to be followed on topics such as promotion of human rights, occupational health and safety, food safety, anti-corruption practices, protection of biodiversity and the environment, which are contained in our Letter of Ethics for Suppliers, Code of Ethics, Diversity and Human Rights Policy, Environmental Management Policy and Socio-Environmental Beef Purchase Policy.

In 2021, we updated the study of critical chains that aims to identify a socio-environmental risk matrix of the value chain, listing raw materials and risks. 28 chains were identified as critical from socio-environmental risks in the stages of cultivation, production or transformation of products sold in our stores. We focused on three priority aspects: (1) proper working conditions; (2) elimination of deforestation; and (3) responsible use of biodiversity. From a prioritization, 14 additional chains were contemplated compared with the chains of the first study carried out in 2018. In the end, 13 product chains/categories were prioritized. With the definition of the priorities, we have established an action plan for our critical supply chain and product categories.

Engaging Society

We seek to support our society, promoting engagement in the local communities where we are present, through a variety of social projects and programs, including:

•	Academia Assaí Bons Negócios: This is our social investment program that since 2017 has been supporting micro and small entrepreneurs in the food sector, providing them with training courses, information sharing, and events among other informal support. In 2021, the program issued more than 8 thousand entrepreneurs certified, with more than 2 million connections to the virtual platform.
•	Social Investment. During the challenging period of the COVID-19 pandemic, we reinforced our social commitment, aiming to support those people who were most affected and the most vulnerable. As a member of the food sector, we have been focusing our social actions on donating thousands of basic food staples to social institutions. In 2021, we donated more than 1.3 thousand tons of food items, benefiting more than 147 thousand families in Brazil. We also mobilized our customers throughout Brazil to support vulnerable families through fundraising campaigns for food donations in our stores (receiving points). Through solidarity campaigns, our customers donated more than 700 tons of non-perishable food and hygiene and cleaning items to local organizations near our stores. In addition, we had partnerships with various organizations in Brazil that promote entrepreneurship in communities, fostering and strengthening small businesses.
•	Assaí Institute: Historically, we have benefitted from the support of the GPA Institute, a non-profit organization that promotes the strategy and management of the social investments of Grupo Pão de Açúcar. In 2022, we are launching the Assaí Institute, a non-profit institution to lead our social investments, which aims to expand opportunities for people and communities on three axes: small entrepreneur, food security and sport.

Diversity and Inclusion

Every year, we strengthen our focus on diversity and inclusion and on respect for human rights with a strategic agenda to promote inclusion, respecting and valuing diversity and combating all forms of violence and discrimination, internally and throughout our value chain. We rely on our organizational culture, our code of ethics and our Diversity and Human Rights Policy to build our actions to value diversity and combat violence and discrimination. Following these guidelines, we carry out diversity and inclusion planning on four fronts: (1) governance; (2) brand position; (3) inclusive culture; and (4) affirmative action.

Governance

This front aims to align our policies, processes and actions with our positioning on diversity. In 2021, we implemented a specific clause about diversity and human rights to the standard draft for new agreements to be executed by the company. This reinforces our code of ethics, diversity policy and human rights and requires our contractors to advise and train their teams that work in our units and sets forth sanctions and contractual termination in case of non-compliance in all existing contracts with our service provider partners.

During the year, we held five bimonthly meetings of our diversity allies group to discuss and leverage improvement actions in the five aspects of diversity, which generated more than 20 action proposals. This group is composed of leaders from different areas, its mission is to support, promote and sustain the guidelines described in our Diversity and Human Rights Policy. We also started a pilot project of our diversity ambassadors group in two regional offices, which may be expanded in 2022. The group is composed of store employees and contributes to increasing the number of people allied to the theme, strengthening inclusion practices through online training courses so that they could deepen their knowledge on the subject. In addition, we held the third workshop of prevention and safety for suppliers who provide us with support services (security, cleaning, parking, surveillance, and cafeteria) and deal directly with our employees, customers and other suppliers, to align our policies and practices on diversity, with a focus on the racial agenda.

Brand Position

In partnership with marketing, internal communication and the press, this front aims to strengthen the positioning and image of the brand as an inclusive company that respects and values diversity and human rights. We are signatories of initiatives and movements that aim to contribute to a more responsible and inclusive society. We work together to overcome the main challenges of sustainable development, adopting the best practices in retail. We adhere to the following commitments:

•	Women's Empowerment Principles: In 2021, we joined this initiative by UN Women and the UN Global Compact. The seven women’s empowerment principles have guidelines to further strengthen our practices of gender equity for our people and society as a whole.
•	LGBTI+ Business and Rights Forum: This forum is a mobilization of companies committed to recognizing and promoting the rights of LGBTQIA+ people.
•	Business Coalition to Eliminate Violence Against Women and Girls: Aimed at giving greater visibility to this subject and make progress with the agenda of violence against women, in 2021, we adhered to the commitment that mobilizes over 130 Brazilian companies promoting actions able to generate transformations in the most varied spaces of society so that they can become safer, more welcoming, and free from all forms of violence.

•	REIS – Business Network for Social Inclusion: This commitment reinforces our position in relation to the inclusion and development of the more than 3,000 employees with disabilities who are in our stores, distribution centers, offices and corporate headquarters.

In addition, in 2021, we sponsored the Yes to Racial Equality (Sim à Igualdade Racial) Award and the Yes to Racial Equality (Sim à Igualdade Racial) Forum promoted by Institute of Brazilian Identities (Instituto de Identidades Brasileiras – ID_BR) and supported the DiverS/A Fair, promoted by the Mais Diversidade consultancy.

Inclusive Culture

This front aims to intensify actions that promote knowledge, awareness and behavioral changes that impact self-development, people management and the relationship with employees, customers and stakeholders, expanding and consolidating the theme as strategy for the continuity and sustainability of our business, brand and reputation. Our programs and regular initiatives include: Diversity Program, Inclusive leadership and unconscious bias training, Dialogues about Diversity, Diversity Week, Women’s Week, Black Consciousness Month, Anti-Racism Guideline, among others.

Affirmative Action

This front aims to intensify actions to maintain and advance existing programs and minority groups and implement new actions that favor the inclusion of other minority groups, including:

•	Gender Equality: We have internal policies that provide for the participation of women throughout the hiring process, the development and training of women in middle leadership to accelerate their careers and specific benefits for mothers. In 2021, 26.3% of our leadership positions (management and above) were held by women.
•	People with Disabilities: We intensified our partnerships with consultants to expand and strengthen our actions. We also prepared a Normative Instruction with guidelines on hiring, inclusion and dismissal of people with disabilities. In 2021, 5.4% of our employees were people with disabilities.
•	Racial Equality: In 2021, we intensified the hiring of Black employees in all positions and business units. 65% of Nossa Gente is self-declared Black. In 2021, 62% of our leadership positions were held by Black employees, and 44.7% of our manager positions and above were held by Black employees.
•	LGBTQIA+: In 2021, we partnered with TransEmpregos to intensify the hiring of trans people, which resulted in a 70% growth in the number of trans employees.

C.       Organizational Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report:

For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.       Property, Plant and Equipment

As of December 31, 2021, we owned 26 stores and two parcels of real estate that may be developed as sites for new stores in the future. As of December 31, 2021, and we leased the remaining 186 stores and the 11 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are for a term of five to twenty-five years, being most of them for twenty-year term, renewable for the same period. We have two leases expiring in 2022, which are scheduled to expire in June 2022 and September 2022. These leases are subject to an automatic 10-year renewal unless we decide to terminate it prior to their expiration. We do not expect to terminate these lease agreements. Based on our prior experience on Brazilian real state law, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of December 31, 2021
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	26	115,628	186	848,156	212	963,784
Warehouses	—	—	11	168,793	11	168,793
Total	26	115,628	197	1,016,949	223	1,132,577

	As of December 31, 2020
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	24	107,362	160	701,699	184	809,061
Warehouses	—	—	10	155,642	10	155,642
Total	24	107,362	170	857,341	194	964,703

	As of December 31, 2019
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	33	140,533	133	572,081	166	712,613
Warehouses	1	3,700	8	146,228	9	149,928
Total	34	144,233	141	718,309	175	862,541

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited consolidated financial statements prepared in accordance with IFRS and the other financial information included in this annual report.

A.       Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Beginning on January 1, 2021, all of our operations have been located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. Prior to the Corporate Reorganization, which was completed on December 31, 2020, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. As a result of the Corporate Reorganization, we present the Éxito Group as a discontinued operation in our financial statements.

The economic environment remained challenging for our operations during throughout the last 3 years. The Brazilian GDP, as published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, increased by 4.6% in 2021 and decreased by 4.1% in 2020, the first year of the COVID-19 pandemic. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of December 31, 2021, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 13.2%, compared to 13.8% as of December 31, 2020 and 11.9% as of December 31, 2019, which was the highest rate since the IBGE started publishing the PNAD in 2012. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In 2021, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, increased to 17.8%, compared to 23.1% during 2020 and 7.31% during 2019. In 2021, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, increased to 10.06%, compared to 4.52% during 2020 and 4.52% during 2019. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2021, the real depreciated against the U.S. dollar by 7.4%, following a depreciation of 28.9% during 2020. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of December 31, 2021, the CDI rate was 4.4%, reflecting an increase from the CDI rate of 2.8% as of December 31, 2020 and a decrease from the CDI rate of 5.9% as of December 31, 2019, following substantial declines compared to previous years. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

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

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017

GDP growth (%) (1)	4.6	(4.1)	1.1	1.1	1.0
Unemployment (%) (2)	13.2	13.5	11.9	12.3	12.7
Inflation (IGP-M) (%) (3)	10.8	23.1	7.3	7.5	(0.5)
Inflation (IPCA) (%) (4)	10.1	4.5	4.3	3.7	2.9
CDI (%) (5)	4.4	2.8	5.9	6.4	9.9
(Depreciation) appreciation of the real against the U.S. dollar (%)	(7.4)	(28.9)	(4.4)	(18.5)	(1.5)
Exchange rate (closing) of the real to the U.S. dollar (6)	5.581	5.197	4.031	3.875	3.308
Average exchange rate the real to the U.S. dollars (6)	5.395	5.158	3.946	3.656	3.193

(1)	Source: IBGE.
(2)	Source: IBGE
(3)	Source: FGV.
(4)	Source: IBGE.
(5)	Source: Central Bank.
(6)	Source: Central Bank.

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

In Brazil, the federal system permits individual states the autonomy to impose regional restrictions, which has led to disparate COVID-19 policy outcomes among different states. In the state of São Paulo, for example, where more than 40% of our stores at the time were located, statewide lockdowns were in place from March 24, 2020 to June 15, 2020. All non-essential establishments, including restaurants, bars, schools and daycare centers were closed during that time. Since mid-June 2020, commerce in the state of São Paulo has gradually reopened, operating under a color-coded reopening plan. Although cash and carry stores are considered an essential public service and therefore have remained open throughout the COVID-19 pandemic, including during the period of general lockdown, our business operations were affected by the restrictive measures imposed by the Brazilian government and state governments of Brazil.

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

The effects of the restrictive measures on our business were alleviated by this emergency aid offered by the Brazilian government beginning in April 2020 to combat the economic crisis caused by the COVID-19 pandemic. This emergency aid targeted informal workers, independent small businesses and the unemployed, who were able to purchase goods in cash and carry and retail stores. The amount of assistance was R$600 per month from April to August 2020 and R$300 per month from September to December 2020. In total, the Brazilian government released R$273 billion in COVID-19 aid, benefitting approximately 68 million individuals. Of this amount, R$105 billion was allocated to the Southeast region, where we operate our largest number of stores. On March 18, 2021, the Brazilian government approved additional direct emergency aid to certain individuals, ranging from R$150 to R$375 per family. The total amount of this new round of emergency amounted to R$44 billion. The emergency aid ended in October, 2021, which may have negatively impacted our customers’ average tickets.

In March 2021, amid escalating COVID-19 cases, hospitalization and deaths, many states and municipalities in Brazil reinstituted strict lockdown measures. In São Paulo, for example, a statewide lockdown was imposed from March 6, 2021 to March 19, 2021. All lockdowns were lifted in June 2021, which contributed to an increase in revenue from our corporate customers. If restrictions are re-imposed in the future, our sales may be impacted.

To reduce the risk of COVID-19 spreading, meet the demand of our customers and provide a safe environment for our customers and employees, we implemented emergency protective health measures at our stores, hired temporary employees to keep our stores operational and invested in additional training, which caused a temporary increase in our operating costs. In 2021, we also hired 1,824 temporary workers to substitute some of our employees who could not return to work due to health concerns or to avoid putting high-risk group persons even at a higher risk.

We cannot assure you that we will not have to adopt new protective measures in case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores. We believe, however, that the experience we acquired in trying to prevent and address the effects of COVID-19 in 2020 and 2021, will enable us to quickly respond in taking the necessary measure to avoid any negative impacts to our business and results of operations.

Moreover, our administrative office and other facilities were affected as we adopted a remote work policy in March 2020 for our administrative and back-office personnel. Throughout 2021, we maintained a remote work due to the increase of COVID-19 cases in Brazil. We have been gradually returning our employees to the office. We prepared several tests to ensure the health of our employees, but we cannot guarantee that we will not have to implement the remote work policy again in the event of new restrictive measures imposed as a response to a new COVID-19 wave. Some adaptations were necessary in our offices to allow our administrative employees to return to the office safely, in accordance with health recommendations from the Brazilian national health agency (Agência Nacional de Saúde Suplementar). If new restrictions are necessary in the future, we have already a structure for the remote work with no impact to the operations.

We may also face supply chain risks, including scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so, which may adversely affect us. During 2020, we experienced certain COVID-19 related supply chain issues. Some industries suffered from product shortages as problems arose in a number of packaging suppliers due to a shortage of cardboard and aluminum as packaging materials and the lack of production capacity, as the demand for some products (e.g.: alcoholics beverages) recovered faster than the industry had the capacity to ramp up production of those products. This trend has been normalized. However, if new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future.

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

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. Historically, we have reported our results as a single segment. Following the Éxito Acquisition, we began consolidating the results of the Éxito Group and its subsidiaries into our financial statements as from December 1, 2019, and we implemented a new organizational structure that reflected our business activities and corresponded to our principal business activities. Accordingly, we had two business units and reported our results in two corresponding segments to reflect this organizational structure:

•	Cash and Carry – this segment included our legacy business in Brazil, primarily conducted under the “Assaí” banner; and
•	Éxito Group – this segment included the businesses of the Éxito Group in Colombia, Argentina and Uruguay, which we conduct under the “Éxito,” “Surtimax,” “Super Inter,” “Carulla”, “Disco”, “Devoto”, “SurtiMayorista” and “Libertad” banners.

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we recast our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

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

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year. For further details on critical accounting policies, see note 6 to our consolidated financial statements included elsewhere in this annual report.

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

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see notes 8.3 and 17.6 to our audited consolidated financial statements included elsewhere in this annual report.

Annual Impairment Test of Goodwill and Intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 14.1 to our audited consolidated financial statements included elsewhere in this annual report and international accounting standards, or IAS, IAS 36 – Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and licenses, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2021, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

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

The recoverable amount allocated to each segment was defined based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 10.4% (9.8% as of December 31, 2020) per annum and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 6.6% (4.6% as of December 31, 2020). Based on this analysis, no impairment loss was identified.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in notes 13.1 and 14.2 to our audited consolidated financial statements included elsewhere in this annual report.

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

The estimate of future recoverability of these tax credits is made based on growth projections and subsequent offset with debts deriving from its operations. For details of credits and compensation, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

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

Provision for Contingencies

We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 18 to our audited consolidated financial statements included elsewhere in this annual report.

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

We recognized a deferred tax assets related to tax loss carryforwards of R$167 million as of December 31, 2021 (we did not recognize any deferred tax assets as of December 31, 2020). We recognized deferred tax assets related to tax carryforwards of R$253 million (related to Éxito) as of December 31, 2019. Tax loss carry forwards do not expire, and their use is limited by law to 30% of taxable income in a single fiscal year.

Share-Based Payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 21.5 to our audited consolidated financial statements included elsewhere in this annual report.

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

For additional information on the assessment of our lease agreements and the adoption of IFRS 16, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

We cannot readily determine the interest rate implicit in the lease, therefore, we use the incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what we ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. We estimate the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

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

Overview

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, and we recast our consolidated statements of operations and comprehensive income for the year ended December 31, 2019 in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our continuing operations, which consist of our legacy cash and carry business, continued to experience strong growth in 2021, demonstrated by an increase of 16.2% in net operating revenue to R$41,898 million, from R$36,043 million during 2020. This growth was driven by the outstanding performance of the 28 stores we opened in 2021, consisting of 24 new stores and four store conversions, the maturation of stores opened in prior years, and a 4.7% growth in same store gross sales. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. As of December 31, 2021, our total sales area was 963,784 square meters. Management expects stores to mature between three and five years depending on the region in which the store is located. As discussed below, our net income from continuing operations increased by 35.4% to R$1,610 million during 2021 from R$1,189 million during 2020.

Results of Operations for Years Ended December 31, 2021 and 2020

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2021		2020		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	41,898	100.0	36,043	100.0	16.2
Cost of sales	(34,753)	(82.9)	(30,129)	(83.6)	15.3
Gross profit	7,145	17.1	5,914	16.4	20.8
Selling expenses	(3,334)	(8.0)	(2,811)	(7.8)	18.6
General and administrative expenses	(588)	(1.4)	(435)	(1.2)	35.2
Depreciation and amortization	(638)	(1.5)	(503)	(1.4)	26.8
Share of profit of associates	47	0.1	—	—	n.m.
Other operating expenses, net	(53)	(0.1)	(97)	(0.3)	(45.4)
	(4,566)	(10.9)	(3,846)	(10.7)	18.7
Operating profit	2,579	6.2	2,068	5.7	24.7
Net financial result	(730)	(1.7)	(443)	(1.2)	64.8
Income before taxes	1,849	4.4	1,625	4.5	13.8
Income tax and social contribution	(239)	(0.6)	(436)	(1.2)	(45.2)
Net income from continuing operations	1,610	3.8	1,189	3.3	35.4
Net income (loss) from discontinued operations	—	—	367	1.0	n.m.
Net income	1,610	3.8	1,556	4.3	3.5

n.m.	Not meaningful.

Net operating revenue. Net operating revenue increased by 16.2%, or R$5,855 million, to R$41,898 million during 2021 from R$36,043 million during 2020, mainly as a result of: (1) our strong organic expansion (+12.1%), given the fast maturation of stores opened in the last twelve months; (2) a 4.8% increase in same store sales; (3) our successful commercial strategy, with assortment adaptation to regional needs and preferences; and (4) the gradual return of the B2B public to stores with the progress in vaccinations in the second half of 2021. Same store gross sales were positively impacted by an increase in average ticket, which was largely driven by an increase in prices due to inflation adjustments

Gross profit. Gross profit increased by 20.8%, or R$1,231 million, to R$7,145 million in 2021 from R$5,914 million in 2020, mainly as a result of the effective commercial strategies, with fast adjustments on assortment in order to meet our clients’ shopping needs in a challenging scenario, and the accelerated maturation of new stores. Thus, gross margin increased by 0.7%, to 17.1% during 2021 from 16.4% during 2020. Gross profit was also affected by the recognition of R$175 million in tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base.

Selling expenses. Selling expenses increased by 18.6%, or R$523 million, to R$3,334 million in 2021 from R$2,811 million in 2020, mainly as a result of expenses related to the new stores that opened in 2021 and inflation. As a percentage of the net operating revenue, selling expenses increased to 8.0% in 2021 from 7.8% in 2020.

General and administrative expenses. General and administrative expenses increased by 35.2%, or R$153 million, to R$588 million in 2021, from R$435 million in 2020, mainly as a result of our new administrative structure following our Spin-Off from CBD. As a percentage of the net operating revenue, general and administrative expenses increased to 1.4% in 2021 from 1.2% in 2020.

Depreciation and amortization. Depreciation and amortization increased by 26.8%, or R$135 million, to R$638 million in 2021 from R$503 million in 2020, mainly as a result of the increase depreciation expense related to property and equipment as a result of the opening and the conversion of 28 stores during 2021.

Other operating expenses, net. Other operating expenses, net, decreased by R$44 million, to R$53 million in 2021 from R$97 million in 2020. In 2021, other operating expenses consisted primarily of costs related to the Spin-Off and the acquisition of Extra Híper stores.

Operating profit. Operating profit increased by 24.7%, or R$511 million, to R$2,579 million in 2021 from R$2,068 million in 2020, mainly as a result of the R$1,231 million increase in gross profit, which was partially offset primarily by the increase of R$523 million in selling expenses, as explained above.

Net financial results. Net financial results, expense, increased by R$287 million to R$730 million in 2021 from R$443 million in 2020, primarily as a result of an increase by: (1) R$69 million to R$543 million in 2021 from R$474 million in 2020 in the cost of debt due to higher interest rates; and (2) by R$73 million to R$292 million in 2021 from R$219 million in 2020 in interest expense on lease liabilities resulting from new stores leased.

Income before taxes. As a result of the foregoing, income before taxes increased by 13.8%, or R$224 million, to R$1,849 million in 2021 from R$1,625 million in 2020.

Income tax and social contribution. Our effective tax rate was 12.9% during 2021 compared to 26.8% during 2020, resulting in a decrease of income tax and social contribution of 45.2%, or R$197 million, to R$239 million in 2021 from R$436 million in 2020. Our effective tax rate decreased primarily as a result of the tax impact of R$322 million related to tax incentives (R$81 million related to the unconstitutionality of the levying of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on the income pegged to the SELIC rate received by the taxpayer on the repetition of undue tax payments and R$241 million related to investment subsidies which, under the law, are excluded from the IRPJ and CSLL calculation base constituted in the tax incentive reserve, of which R$95 million are recurring), that partially offset the increase in income tax of R$124 million due to the 2021 results.

Net income from continuing operations. As a result of the foregoing, net income from continuing operations increased by 35.4%, or R$421 million, to R$1,610 million during 2021 from R$1,189 million during 2020.

Net income from discontinued operations. Net income from discontinued operations consisted of the net income from the Éxito Group of R$367 million in 2020. Following the completion of the Corporate Reorganization on December 31, 2020, pursuant to which we transferred all of our equity interest in Éxito to CBD, we did not report the results of the Éxito Group for the year ended December 31, 2021.

Net income. As a result of the foregoing, net income increased by 3.5%, or R$54 million, to R$1,610 million in 2021 from R$1,556 million in 2020.

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

Net operating revenue. Net operating revenue increased by 28.3%, or R$7,961 million, to R$36,043 million during 2020 from R$28,082 million during 2019, mainly as a result of: (1) a 14.1% increase in same store gross sales, primarily due to an increase in average ticket despite a decline in store traffic; and (2) an increase in sales volume due to our opening of new stores during 2020. Same store gross sales were positively impacted by an increase in average ticket, which was largely driven by (i) an increase in prices due to inflation adjustments during the second and third quarters of 2020 and (ii) COVID-19. Although traffic in stores declined in 2020 due to capacity restrictions and regulations related to COVID-19, we believe there was an increase in the number of items per ticket from customers who avoided recurring store visits.

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

General and administrative expenses General and administrative expenses increased by 23.6%, or R$83 million, to R$435 million in 2020, from R$352 million in 2019, mainly as a result of an increase of personnel costs linked to inflation and the growth of our cash and carry operations. As a percentage of the net operating revenue, general and administrative expenses declined to 1.2% in 2020 from 1.3% in 2019.

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

Net financial results. Net financial results, expense, increased by R$243 million to R$443 million in 2020 from R$200 million in 2019, primarily as a result of: (1) the issuance of our first issuance of debentures in order to finance the Éxito Acquisition in an aggregate amount of R$235 million, which resulted in an increase in interest expense in 2020 of R$332 million; and (2) and an increase of R$81 million in interest expense on lease liabilities resulting from new stores leased during the year.

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

We have historically financed our capital expenditures and investments principally with cash generated from our operations and third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes.

We recorded consolidated cash and cash equivalents of R$2,550 million as of December 31, 2021 and R$3,532 million as of December 31, 2020. We had negative working capital (consisting of current assets less current liabilities) of R$422 million as of December 31, 2021 and R$374 million as of December 31, 2020. We maintain negative working capital as part of our merchandise management strategy. To the extent we maintain terms with our suppliers that are longer than our average inventory rotation period and average accounts receivable, we obtain a permanent source of funding for our operations.

Management believes that our cash position and operating cash flows from the cash and carry segment will be enough to meet our short-term obligations as well to finance our capital expenditures aligned with our investment plan primarily related to the opening of new stores and store renovations. Additionally, as part of our cash management strategy, we can enter into factoring transactions and discount a portion of our credit card receivables with financial institutions in order to improve our cash position, without recourse or related obligation.

We anticipate that we will be required to spend approximately R$1,648 million to meet our long-term contractual obligations and commitments in 2022 and 2023. See “—Tabular Disclosure of Contractual Obligations” below for more information. We expect to meet these obligations primarily by refinancing our debt in the bank credit market and fixed income capital markets.

Cash Flows

The following table sets forth certain information about our consolidated cash flows for the periods presented.

	For the years ended December 31,
	2021	2020	2019
	(in millions of R$)
Net cash generated by operating activities	3,272	3,498	3,158
Net cash used in investing activities	(3,276)	(4,787)	(4,370)
Net cash (used in) generated by financing activities	(978)	(793)	4,715
Net (decrease) increase in cash and cash equivalents	(982)	(2,082)	3,503
Cash and cash equivalents at the beginning of the year	3,532	5,026	1,411
Exchange rate variation on cash and cash equivalents	—	588	112
Cash and cash equivalents at the end of the year	2,550	3,532	5,026

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Year Ended December 31, 2021

Net cash generated by operating activities was R$3,272 million for the year ended December 31, 2021 compared to net income of R$1,610 million for the period, primarily due to: (1) our incurrence of non-cash interest and monetary variation charges of R$911 million; (2) a net increase in accounts payable to suppliers of R$884 million; (3) our incurrence of non-cash depreciation and amortization charges of R$687 million; (4) a net increase in related party transactions payable of R$391 million, which relates mainly to the acquisition of 20 commercial points from CDB in connection with the Extra Transaction in the amount of R$201 million; and (5) an increase in non-cash provision for allowance for inventory losses and damages of R$302 million. The effects of these factors were partially offset primarily by: (1) a net decrease in inventory of R$943 million; and (2) an increase in income tax and social contribution paid of R$374 million.

Net cash used in investment activities was R$3,276 million in 2021. In 2021, our primary use of cash for investment activities was related to: (1) the purchases of property, plant and equipment of R$2,231 million related to our expansion of our network of stores, compared to R$1,562 million in 2020; (2) the purchases of intangible assets of R$854 million related primarily to the acquisition of 20 commercial points from CDB in connection with the Extra Transaction in the amount of R$1 billion; and (3) the purchases of six properties from CBD in connection with the Extra Transaction in the amount of R$403 million, which we expect to sell to a real estate fund by November 2022 and recorded as assets held for sale on our balance sheet as of December 31, 2021. The effects of these factors were partially offset by proceeds from the sale of property, plant and equipment of R$212 million related to our sale of three properties located in the States of São Paulo and Rondonia to a fund managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

Net cash used in financing activities was R$978 million in 2021. In 2021, we: (1) repaid R$6,479 million of borrowings and financings, including the prepayment of our first issuance of debentures, the partial repayment of the principal amount of our first issuance of promissory notes and the payment of interest on our second and third issuances of debentures, first and second issuances of promissory notes and bank loans; (2) made payments of R$468 million with respect to our leasing liabilities; and (3) paid dividends and interest on shareholders’ equity of R$148 million. In addition, in 2021, we received R$6,090 million of borrowings and financing, principally consisting of our second and third issuances of debentures, our second issuance of promissory notes and bank loans.

Year Ended December 31, 2020

Net cash generated by operating activities was R$3,498 million for the year ended December 31, 2020 compared to net income of R$1,556 million for the period, primarily due to: (1) our incurrence of non-cash depreciation and amortization charges of R$1,372 million; (2) a net increase in accounts payable to suppliers of R$877 million; (3) our incurrence of non-cash interest and monetary variation charges of R$785 million; (4) loss of disposal of property and equipment of R$588 million; and (5) our incurrence of non-cash income tax and social contribution of R$556 million. The effects of these factors were partially offset primarily by: (1) a net decrease in inventory of R$1,029 million; and (2) a net gain on leasing liability write-off of R$517 million; and (2) our incurrence of non-cash deferred income tax and social contribution credit of R$372 million, in each case resulting from the disposition of Éxito Group in connection with the Corporate Reorganization.

Net cash used in investment activities was R$4,787 million in 2020. In 2020, our primary use of cash for investment activities was related to: (1) our cash derecognition of Éxito Group of R$3,687 million in connection with the Corporate Reorganization; and (2) the purchases of property, plant and equipment of R$1,562 million related to our expansion of our network of stores. The effects of these factors were partially offset by proceeds from the sale of property, plant and equipment of R$604 million related to our sale of 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba to certain funds managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

Net cash used in financing activities was R$793 million in 2020. In 2020, we: (1) incurred R$2,852 million of borrowings and financing, principally consisting of bank loans; and (2) received proceeds of R$650 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, in 2020, we: (1) repaid R$1,785 million of borrowings and financing, including interest on our debentures, interest on our first issuance of promissory notes and bank loans; (2) made payments of R$756 million with respect to our leasing liabilities; and (3) paid dividends and interest on shareholders’ equity of R$489 million.

Year Ended December 31, 2019

Net cash provided by operating activities was R$3,158 million in the year ended December 31, 2019 compared to net income of R$1,060 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$1,671 million; (2) our incurrence of non-cash depreciation and amortization charges of R$484 million; (3) our incurrence of non-cash interest and monetary variation charges of R$431 million; and (4) our incurrence of non-cash deferred income tax and social contribution of R$162 million. The effects of these factors were partially offset primarily by: (1) a net increase in recoverable taxes of R$326 million; (2) a net increase in inventory of R$153 million; (3) a net reduction in anticipated revenues of R$153 million; and (4) a net reduction in income taxes and social contributions paid of R$131 million.

Net cash used in investment activities was R$4,370 million in the year ended December 31, 2019. In 2019, our primary uses of cash for investment activities were related to: (1) our acquisition of the Éxito Group, net of cash acquired, of R$3,311 million; and (2) the purchases of property, plant and equipment of R$1,357 million and intangible assets of R$52 million related to our expansion of our network of stores, the effects of which were partially offset by proceeds from the sale of property, plant and equipment of R$362 million mainly related to our sale of seven properties located in São Paulo, Paraná, Bahia, Tocantins, Alagoas e Bahia to SPCV S.A.

Net cash provided by financing activities was R$4,715 million in the year ended December 31, 2019. In 2019, we: (1) incurred borrowings and financings and debentures of R$9,395 million, primarily consisting of our first issuance of debentures, first issuance of promissory notes and bank loans; and (2) received proceeds of R$2,003 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, in 2019, we: (1) repaid R$6,124 million of borrowings and financings, primarily consisting of indebtedness of the Éxito Group that was outstanding at the time of our acquisition of the Éxito Group; (2) paid interim dividends and interest on shareholders’ equity of R$50 million and R$247 million, respectively; and (3) made payments of R$260 million with respect to our leasing liabilities.

Indebtedness

On a consolidated basis, our indebtedness was R$8,033 million as of December 31, 2021, and R$7,831 million as of December 31, 2020. Considering U.S. dollar-denominated debt that was converted to real-denominated debt using currency swaps, as of December 31, 2021, 100% of our indebtedness was denominated in reais, and 0% was denominated in U.S dollars. As of December 31, 2020, 100% of our indebtedness was denominated in reais.

As of December 31, 2021, our real-denominated indebtedness bore interest at an average rate of 1.48% per annum. These average rates refer to the spread over CDI. As of December 31, 2021, 100% of our indebtedness bore interest at floating rates. We did not have any U.S. dollar-denominated debt as of December 31, 2021.

As a result of the Corporate Reorganization, we are no longer an obligor in connection with any debt incurred by the Éxito Group.

Short-Term Indebtedness

Our short-term debt was R$613 million as of December 31, 2021 (or 7.6% of our total indebtedness) and R$2,120 million as of December 31, 2020 (or 27.1%of our total indebtedness).

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

•	debentures issued in the Brazilian market;
•	promissory notes issued in the Brazilian market;
•	commercial notes issued in the Brazilian market; and
•	a working capital facility incurred by Sendas.

Our debentures, promissory notes, commercial notes and working capital facilities require that we maintain the following financial ratios on a quarterly basis:

•	Consolidated net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than or equal to 3.0; and
•	Consolidated net debt/EBITDA ratio lower than or equal to 3.0.

In addition, the instruments governing our debentures, promissory notes and commercial notes contain restrictive covenants that limit our ability to distribute dividends in excess of the statutorily required minimum dividend should we not be able to fulfill our obligations under those instruments.

None of our significant long-term debt instruments are secured by pledges of our assets.

The table below sets forth our principal long-term indebtedness as of December 31, 2021 and 2020.

	As of December 31,
	2021	2020	Maturity	Interest Rate
	(in millions of R$)
First issuance of debentures (1):
2nd series	—	1,762	August 2021	CDI + 2.34%
3rd series	—	2,033	August 2022	CDI + 2.65%
4th series	—	2,049	August 2023	CDI + 3.00%
Second issuance of debentures:

1st series	951	—	May 2026	CDI + 1.70%
2nd series	668	—	May 2028	CDI + 1.95%
Third issuance of debentures:
1st series	1,012	—	October 2028	IPCA + 5.15%
2nd series	533	—	October 2031	IPCA + 5.27%
First issuance of promissory notes:
2nd series	—	53	July 2021	CDI + 0.72%
3rd series	57	53	July 2022	CDI + 0.72%
4th series	281	267	July 2023	CDI + 0.72%
5th series	225	214	July 2024	CDI + 0.72%
6th series	225	213	July 2025	CDI + 0.72%
Second issuance of promissory notes:
1st series	1,285	—	August 2024	CDI + 1.47%
2nd series	1,286	—	February 2025	CDI + 1.53%
Sendas working capital facilities	1,568	901		CDI + 1.73%

(1)	The second series was repaid at maturity in August 2021. The third series was prepaid in December 2021. The fourth series was prepaid in September 2021 with the proceeds from the second issuance of promissory notes.

The following discussion briefly describes certain of our significant outstanding indebtedness as of December 31, 2021.

Debentures

Second Issuance

In June 2021, we concluded our second issuance of non-convertible, unsecured debentures in two series, in an aggregate amount of R$1.6 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures were used for general corporate purposes, including to reinforce our cash position. The principal amount is R$940 million for the first series and R$660 million for the second series. The debentures of the first series will accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity in May 2026. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series will accrue interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity in May 2028. The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity.

Third Issuance

In October 2021, we concluded our third issuance of non-convertible, unsecured debentures in two series, in an aggregate amount of R$1.5 billion. These debentures are a private placement between Sendas and True Securitizadora S.A, in accordance with Brazilian law, and were used as collateral for the issuance of Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs. The proceeds raised through the CRIs will be used to reimburse real estate expenses and future investment in expansion, maintenance and construction of real estate projects owned by Sendas. The principal amount is R$983 million for the first series and R$517 million for the second series. The debentures of the first series will accrue interest at a rate of IPCA + 5.1531% per annum, payable semi-annually through maturity in October 2028. The debentures of the second series will accrue interest at a rate of IPCA + 5.2662% per annum, payable semi-annually through maturity in October 2031. The principal amount of the debentures of the second series will be payable in three equal installments, in October 2029, October 2030 and October 2031. Both series are swapped to CDI, with an average rate of CDI + 0.86% per annum.

Promissory Notes

First Issuance

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

The proceeds of each of the first and second series of these promissory notes was R$50 million and accrued interest at the average CDI rate plus 0.72% per annum, payable at maturity in July 2020 and July 2021, respectively.

Each of the other series of these promissory notes accrues interest at the rates set forth in the table above, payable at the maturities set forth in the table above in the following principal amounts:

•         Third series: R$50 million;

•         Fourth series: R$250 million;

•         Fifth series: R$200 million; and

•         Sixth series: R$200 million.

Second Issuance

In August 2021, we concluded our second issuance of commercial promissory notes in two series for public distribution with restricted efforts in Brazil, in the aggregate amount of R$2.5 billion. The proceeds of this issuance of promissory notes were used to prepay the 4th series of the first issuance of debentures, in the amount of R$2.0 billion, with the remainder to reinforce our cash position. The first series accrues interest at a rate of CDI + 1.47% per annum, payable on maturity in August 2024. The second series accrues interest at a rate of CDI + 1.53% per annum, payable on maturity in February 2025.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions, including a R$283 million facility with Scotiabank and a R$300 million facility with Banco BTG Pactual. Loans under these facilities accrue interest at an average rate of CDI+1.73% and contain the same financial and non-financial covenants as the debentures and promissory notes described above. As of December 31, 2021, the aggregate principal amount outstanding under these working capital facilities was R$1,568 million. As of the date of this annual report, we do not have any unused credit lines available.

Recent Developments

Fourth Issuance of Debentures

On January 7, 2022, we concluded our fourth issuance of non-convertible, unsecured debentures in a single series, in an aggregate amount of R$2.0 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. These debentures will accrue interest at a rate of CDI + 1.75% per annum, payable semi-annually through maturity in January 2028. The principal amount of the debentures will be paid in two equal installments, one in January 2027 and one at maturity.

First Issuance of Commercial Notes

On February 10, 2022, we completed our first issuance of unsecured commercial notes in a single series, in the total amount of R$750 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes will be used for general corporate purposes, including to strengthen our cash position in connection with our activities with producers of agricultural products or inputs. These commercial notes accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity in February 2025. The principal amount will be paid in one installment at maturity.

Fifth Issuance of Debentures

On March 5, 2022, our board of directors approved the fifth issuance of non-convertible, unsecured debentures in a single series, in an aggregate amount of R$250 million, with restricted placement efforts in Brazil, to be entered into between the Sendas and True Securizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. These debentures will accrued interest at a rate of CDI + 0.75% per annum, payable semi-annually through maturity on March 28, 2025.

Tabular Disclosure of Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of December 31, 2021.

	As of December 31, 2021
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 5 years	More than 5 years	Total
	(in millions of R$)
Non-current borrowings and financing:
Principal	10	1,524	5	1,539
Accrued interest(1)	28	—	—	28
Future interest(2)	152	248	—	400
Total non-current borrowings and financing	190	1,772	5	1,967
Non-current debentures and promissory notes:
Principal	50	4,090	2,160	6,300
Accrued interest(1)	53	150	—	204
Future interest(2)	324	2,225	411	2,960
Total non-current debentures and promissory notes	427	6,465	2,571	9,463
Lease liabilities	628	2,868	4,597	8,093
Total	1,245	11,105	7,173	19,523

________________

(1)	Accrued and unpaid interest as of December 31, 2021.
(2)	Future interest includes estimated interest to be incurred from December 31, 2021, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2021, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations.

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

E.       Critical Accounting Estimates

See “—A. Operating Results—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates.”

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

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been an independent member of our board of directors since October 2020. He has been an independent member of the board of directors of CBD since 2017 and the coordinating member of CBD’s audit committee since 2014, as the accounting and finance specialist. Mr. Carvalho is a Senior Professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade) of the Universidade de São Paulo, or FEA USP. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, and he was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the board of directors of Petrobras, having served from September 2015 to December 2018. He was also member of the board of directors of the B3 until March 2019 and chair of its audit committee until March 2018, as its accounting and finance specialist He also served as an independent member of the B3’s sustainability committee. Mr. Carvalho is also a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis) and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável, or FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, a not-for-profit academic research organization. He also is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos); member of the board of directors of FAS, where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the U.S. Financial Accounting Standards Board and the IASB in

2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of Banco Nossa Caixa S.A., Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes for Central and South America and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA USP and in accounting from Faculdade São Judas Tadeu and master’s and Ph.D. degrees in accounting and controllership from FEA USP.

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

José Flávio Ferreira Ramos. Mr. Ramos has been an independent member of our board of directors since December 2020. He worked at Citigroup for 23 years, leaving the bank in 2008. At Citigroup, he served as executive director responsible for the treasury and capital markets groups. From 1998 to 2001, he was an executive director at Citibank Colombia, responsible for treasury and fixed income. In 2008 Mr. Ramos joined the Safra Group as chief executive officer of the Family Office of Mr. Joseph Safra. He was responsible for the Safra family's investments in currencies, fixed income and variable income globally. He was also responsible for the Safra family’s investments in private equity and real estate in Brazil. In 2012, Mr. Ramos joined BR Partners as a senior partner. He was responsible for the implementation of the investment bank acquired by the group in 2012. He became chief executive officer of BR Partners Banco de Investimento S.A. in 2021. In April 2016, Mr. Ramos co-founded ULBREX Asset Management, an investment company dedicated to real estate fund management. He left the company in January 2019 to become chief financial officer of BNDES, Brazil’s National Bank for Economic and

Social Development. As chief financial officer of BNDES, he was responsible for the finance and treasury department, the credit department, accounting and controllership areas and the back office. He also served as acting president of the bank. Mr. Ramos left BNDES in September 2019. Currently, Mr. Ramos is Vice-Chairman of the Supervisory Board of BSM, the Market Supervision Exchange of the B3 and Independent Board Member of BR Advisory Partners S.A. He also served as a member and chairman of the Board of Directors of BR Properties from 2009 to 2015; a member of the Board of Directors of BMFBOVESPA from 2004 to2007; and Director of ANBIMA (National Association of Capital Markets) from 2002 to 2005. Mr. Ramos holds a bachelor’s degree in business administration with a specialization in finance. He also holds a degree from Centro Universitário UNA in Belo Horizonte.

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

According to our bylaws, our board of executive officers must be composed of three to eight officers, each of whom must be a resident of Brazil, as required by law, but need not own any of our shares. Our executive officers are elected at a meeting of our board of directors for two-year terms, re-election being permitted. Our board of directors may elect to remove officers at any time. Furthermore, the Novo Mercado listing rules do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position). See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices and the Novo Mercado.”

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The following table sets forth the name, title, date of last appointment and date of birth for each of our current executive officers:

Name	Title	Date of Last Appointment	Date of Birth
Belmiro de Figueiredo Gomes	Chief Executive Officer	October 5, 2020	November 8, 1971
Daniela Sabbag Papa	Chief Financial Officer	October 5, 2020	April 10, 1975
Wlamir dos Anjos	Commercial Vice-President	October 5, 2020	July 8, 1970
Anderson Barres Castilho	Operations Vice-President	October 5, 2020	April 21, 1976
Gabrielle Castelo Branco Helú	Investor Relations Officer	March 26, 2021	April 3, 1986

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

Wlamir dos Anjos. Mr. dos Anjos has been our commercial vice-president since May 2011. He has more than 33 years of experience in the wholesale sector, having served as regional director of Atacadão from December 1988 to May 2011. Mr. dos Anjos studied marketing management at UNIP – Universidade Paulista and human resources management at FGV.

Anderson Barres Castilho. Mr. Castilho has been our operations vice-president since November 2012. He has more than 29 years of experience in the cash and carry sector, having served as store manager, regional manager and commercial manager for the states of Rio de Janeiro, Espírito Santo, Mato Grosso e Rondônia. Mr. Castilho worked at Atacadão from January 1992 to March 2012. Mr. Castilho studied business management at UNIP – Universidade Paulista.

Gabrielle Castelo Branco Helú. Mrs. Helú has been our investor relations officer since March 2021. She joined CBD in 2011 as a trainee, having served in investor relations from 2012 to 2016. From 2017 to 2020, Mrs. Helú worked at the Casino Group in France in the international controlling department. She holds a degree in international relations from Fundação Armando Álvares Penteado – FAAP, a master’s degree in business administration from Fundação Getulio Vargas – FGV and an Executive MBA from HEC Paris.

Board Committees

As of the date of this annual report, our board of directors has approved the creation of the following five advisory committees: (1) audit committee; (2) human resources, culture and compensation committee; (3) finance committee; (4) corporate governance and sustainability committee; and (5) strategy and investments committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, re-election being permitted. In addition to these committees, the board of directors may create other committees with special roles.

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

The main functions of our audit committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) propose the appointment of independent auditors as well as their replacement, being responsible for, at least, (a) giving its opinion on the appointment of the independent auditor to provide any other service to us; and (b) supervising the activities of the independent auditors, in order to assess (i) their independence; (ii) the quality of services provided; and (iii) the suitability of the services provided to our needs; (3) evaluate our quarterly information, financial statements and management report, making the recommendations it deems necessary to our board of directors, being responsible for, at least: (a) monitoring the quality and integrity of the quarterly information, the interim financial statements and the financial statements; and (b) monitoring the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that may add elements not provided for in the usual financial statements reports; (4) monitor the activities of our internal audit and internal controls department; (5) evaluate and monitor our exposure to risk and request detailed information related to (a) management’s compensation; (b) utilization of our assets; and (c) expenses incurred in our behalf; (6) verify if its recommendations are being followed; (7) evaluate the compliance by our management of the recommendations made by the independent and internal audits; (8) evaluate, monitor, and recommend to our board of directors the correction or improvement of our internal policies, including the policy of transactions with related parties; (9) prepare a summarized annual report, to be presented together with the financial statements, which must be kept at our headquarters and available to the CVM, for a period of five years, including, at least, the following information: (a) meetings held and the main issues that were discussed; (b) description of the recommendations presented to our management and evidence of their implementation; (c) evaluation of the effectiveness of the independent and internal audits; (d) evaluation of the quality of the financial, internal control and risk management reports; and (e) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements; (10) have the means to receive and handle information regarding non-compliance with legal and regulatory provisions adopted by us, including internal regulation; (11) evaluate and monitor the control and verification mechanisms for compliance with the Brazilian anticorruption law; (12) ensure the operationalization of our risk management; (13) advise our board of directors on the application of our risk management; (14) give support to our board of directors in defining the risks we are able to undertake and their priorities; (15) give support to our board of directors in the analysis and approval of the risk management strategy; (16) evaluate the effectiveness of the risk management process; (17) identify the risks arising from the strategic changes and directives determined by our board of directors; and (18) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

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

The main functions of our corporate governance and sustainability committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best corporate governance and sustainability practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required; (3) ensure the proper functioning of our board of directors, management and the advisory committees of our board of directors and the relationship between such entities and between them and our shareholders, and, accordingly, periodically review and recommend to our board of directors changes with respect to their corresponding operation and duties; (4) periodically prepare or review, as the case may be, our bylaws, codes and policies, the committee’s internal regulation, as well as any other documents related to our corporate governance; (5) keep our board of directors informed and updated with respect to laws and regulations, as well as monitor the implementation of regulations and recommendations in force and practiced in the market, including in relation to the rules that may be created and that could impact our corporate and capital market activities; (6) draft, submit to our board of directors and periodically review our transactions with related parties policy, as well as all other policies necessary for the adoption of the best management and corporate governance practices; (7) advise our board of directors on all aspects related to sustainability, including with regard to actions aimed at promoting conscious consumption by our customers, suppliers and employees; (8) advise and recommend the adoption of waste management programs, encouraging small producers and food security; and (9) acknowledge and analyze the transactions with related parties.

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

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “—B. Compensation—Insurance.”

B.       Compensation

For the year ended December 31, 2021, the aggregate compensation expense for our board of directors, executive officers and fiscal council was R$75.3 million, composed of: (1) R$33.8 million for our board of directors (R$15.1 million in fixed compensation, R$11.6 million in variable compensation and R$7.1 million in share-based compensation); (2) R$39.7 million for our executive officers (R$19.0 million in fixed compensation, R$14.5 million in variable compensation and R$6.1 million in share-based compensation); and (3) R$0.3 million for our fiscal council (composed entirely of fixed compensation). Our executive officers received a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

For the year ended December 31, 2022, the aggregate compensation expense for our board of directors, executive officers and fiscal council is expected to be R$72.3 million, composed of: (1) R$35.1 million for our board of directors (R$15.9 million in fixed compensation, R$13.8 million in variable compensation and R$5.4 million in share-based compensation); (2) R$36.7 million for our executive officers (R$20.0 million in fixed compensation, R$9.9 million in variable compensation and R$6.8 million in share-based compensation); and (3) R$0.5 million for our fiscal council (composed entirely of fixed compensation). Our executive officers are expected to receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

Profit Sharing Plan

Sendas has established a profit sharing plan for its management. The plan and its rules have been approved by our board of directors, but is not applicable to them. Under the terms of the plan, each member of our management who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The individual amount of the profit sharing payment is based on: (1) the consolidated results of Sendas; (2) the results of the business segment or the department, as the case may be and to which the individual belongs; and (3) the individual’s performance. The final amount is determined by multiplying the individual amount by an index applicable to all participants. This index depends on our operating performance. For the year ended December 31, 2021, our executive officers received R$14.5 million in compensation relating to this profit sharing plan.

Share-Based Compensation

Sendas Share-Based Compensation Plans

At an extraordinary general shareholders’ meeting held on December 31, 2020, CBD, as sole shareholder of Sendas at the time, voted to: (1) approve the creation of a stock option plan, or the Sendas Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Sendas Compensation Plan. The Sendas Stock Option Plan and Sendas Compensation Plan are substantially similar to the CBD share-based compensation plans described below under “—CBD Stock Option Plans.”

Members of our senior management remain entitled to the grants made under the CBD stock option plan prior to the Spin-Off. Following conclusion of the Spin-Off, each member of our senior management who held CBD stock options at the time the Sendas share-based compensation plans were approved received Sendas and CBD common shares when exercising their stock options granted under the CBD stock option plan

General Terms and Conditions

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

Our directors and employees who are considered “key executives” are eligible to participate in the Sendas Stock Option Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

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

Our directors and employees who are considered “key executives” are eligible to participate in the Sendas Compensation Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Compensation Plan is independent of other forms of compensation, such as wages and benefits.

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

CBD Stock Option Plans

Prior to the Spin-Off, certain members of our senior management were granted equity awards under CBD’s stock options plans described below. Following the conclusion of the Spin-Off, Sendas employees remained entitled to exercise any CBD stock options they held pursuant to the terms of each plan.

At an extraordinary general shareholders’ meeting held on May 9, 2014, CBD’s shareholders voted to: (1) approve the creation of a new stock option plan, or the New Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Compensation Plan. The New Stock Option Plan and the Compensation Plan originally granted options to purchase preferred shares of CBD (which were subsequently converted into common shares). The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at CBD’s annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of CBD’s preferred shares into common shares, as a result of CBD’s migration to the Novo Mercado listing segment of B3, as approved by CBD’s shareholders on December 31, 2019. Accordingly, as of December 31, 2019, the New Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of CBD’s board of directors.

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

Stock Options Exercised and Shares Delivered

In 2021, 83,346 stock options were exercised by, and an equal number of shares were delivered to, our executive officers under the CBD and Sendas share-based compensation plans.

Outstanding Stock Options under CBD and Sendas Stock Option Plans

The chart below sets forth the stock options outstanding as of December 31, 2021, which were granted to our executive officers under the CBD share-based compensation plans prior to the Spin-Off and the Sendas share-based compensation plans following the conclusion of the Spin-Off:

	CBD Series B6	CBD Series C6	CBD Series B7	CBD Series C7	Sendas Series B8	Sendas Series C8
Grant date	May 31, 2019	May 31, 2019	May 31, 2020	May 31, 2020	May 31, 2021	May 31, 2021
Number of options granted (1)	43,528	43,528	52,475	52,475	88,600	88,600
Deadline for the options to become exercisable	June 1, 2022	June 1, 2022	June 1, 2023	June 1, 2023	June 1, 2024	June 1, 2024
Deadline for the exercise of the options	November 30, 2022	November 30, 2022	November 30, 2023	November 30, 2023	November 30, 2024	November 30, 2024
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	70.62	0.01	51.18	0.01	13.39
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	70.62	0.01	51.18	0.01	13.39
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	82.39	31.50	20.78	10.43	17.21	7.69

________________________________

(1)	Does not reflect the one-to-five stock split of Sendas common shares that occurred on August 11, 2021. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Stock Split.”

Pension Plan

In July 2007, CBD established a supplementary private pension plan of defined contribution to its employees, including employees of Sendas, and engaged the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. Sendas provides monthly contributions on behalf of its employees based on services rendered to Sendas. Contributions made by Sendas with respect to employees of Sendas in the year ended December 31, 2021, amounted to R$263.2 thousand and employees’ contributions amounted to R$263.2 thousand with 5 participants as of December 31, 2021. Following the Spin-Off, our employees remain eligible to participate in this pension plan.

Insurance

We maintain officers’ and directors’ liability insurance, covering all of our managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$90 million.

C.       Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D.       Employees

As of December 31, 2021, we had 60,277 employees in Brazil. The following table sets forth the number of our employees as of the dates indicated:

	As of December 31,
	2021	2020	2019
Operational	57,444	44,173	39,340
Administrative(1)	2,154	1,729	1,397
Technical	679	507	459
Total	60,277	46,409	41,196

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, which has been reduced from 71.2% in 2011 to 27.5% in 2021. Our turnover rates for the years ended December 31, 2021, 2020 and 2019 were 27.5%, 23.8% and 26.2%, respectively.

We offer our employees more than 5,000 professional development courses through Assaí University, which is primarily an online platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2021, we invested 2.3 million hours and R$24.7 million in employee training. In 2020, we invested 1.5 million hours and R$17.9 million in employee training. Part of our higher investment in 2021 was due to the need to adapt almost all of our course offerings that we previously offered in person to an online format.

E.       Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

The following table sets forth information concerning the ownership of Sendas common shares as of April 20] 2022, by each person whom we know to be the owner of more than 5% of the outstanding Sendas common shares, and by all of Sendas’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Sendas’s common shares. Sendas’s principal shareholders have the same voting rights as other holders of Sendas’s common shares.

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

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Casino Group:
Wilkes Participações S.A.	470,095,890	34.90	470,095,890	34.90
Geant International B.V.	47,118,710	3.50	47,118,710	3.50
Segisor S.A.S.	28,000,250	2.08	28,000,250	2.08
King LLC	4,260,000	0.32	4,260,000	0.32
Helicco Participações Ltda.	2,908,000	0.22	2,908,000	0.22
Casino	10	0.00	10	0.00
Total Casino Group(1)	552,382,860	41.01	552,382,860	41.01
BlackRock, Inc.	67,779,983	5.03	67,779,983	5.03
Conifer Management, LLC	67,700,000	5.03	67,700,000	5.03
Directors and Officers(2)	5,494,240	0.41	5,494,240	0.41
Others	653,557,149	48.52	653,557,149	48.52
Total	1,346,914,232	100.00	1,346,914,232	100.00

(1)	The Casino Group is ultimately controlled by Jean-Charles Henri Naouri. Mr. Naouri is the chairman of the board of directors of CBD and Sendas. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
(2)	Refers to the amount of Sendas common shares that our directors, including chairman of the board Jean-Charles Henri Naouri, and officers own directly. Mr. Naouri is the ultimate controlling shareholder and beneficial owner of the Casino Group. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

As of April 20, 2022, Sendas had 34,933 record holders in Brazil. On April 20, 2022, 138,701,860 Sendas common shares were held in the form of ADSs, representing 10.3% of the total of Sendas’s common shares.

As of April 20, 2022, the Casino Group is the beneficial owner of 41.0% of the total capital stock of Sendas. See “Item 3. Key Information—D. Risk Factors—Risk Relating to our Industry and Us—The Casino Group has the ability to direct our business and affairs.”

Changes in Share Ownership

BlackRock Shareholding Interest

On October 15, 2021, we received a letter from BlackRock, Inc., or BlackRock, stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, on October 12, 2021, BlackRock’s aggregated holdings totaled (1) 69,485,197 Sendas common shares, representing 5.16% of the total common shares issued by Sendas, consisting of 68,474,267 Sendas common shares and 202,186 Sendas ADSs (representing 1,010,930 Sendas common shares); and (2) 128,669 cash settled derivatives, representing approximately 0.01% of the total common shares issued by Sendas.

On October 20, 2021, we received a letter from BlackRock stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, has disposed Sendas common shares. As a result of such dispositions, on October 15, 2021, BlackRock’s aggregated holdings totaled (1) 62,404,969 Sendas common shares, representing 4.63% of the total common shares issued by Sendas, consisting of 61,393,109 Sendas common shares and 202,186 Sendas ADSs (representing 1,010,930 Sendas common shares); and (2) 135,049 cash settled derivatives, representing approximately 0.01% of the total common shares issued by Sendas.

On January 11, 2022, we received a letter from BlackRock, stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, on January 6, 2022, BlackRock’s aggregated holdings totaled (1) 67,779,983 Sendas common shares, representing 5.03% of the total common shares issued by Sendas, consisting of 66,870,998 Sendas common shares and 181,796 Sendas ADSs (representing 908,985 Sendas common shares); and (2) 213,245 cash settled derivatives, representing approximately 0.01% of the total common shares issued by Sendas.

Conifer Shareholding Interest

On December 3, 2021, we received a letter from Conifer Management, LLC, as investment manager of Acacia Partners, L.P., Acacia II Partners, L.P., Acacia Institutional Partners, L.P., Acacia Conservation Fund, L.P. and

Acacia Delaware Brazil I LLC, or the Conifer Clients, stating that the Conifer Clients had acquired Sendas common shares so that its equity interest totaled 67,700,000 common shares, representing 5.03% of the total common shares issued by Sendas.

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

Separation Agreement

On December 14, 2020, we entered into a Separation Agreement with CBD, as amended on June 30, 2021. The Separation Agreement sets forth our arrangements with CBD regarding the principal actions to be taken in connection with the Separation and the Spin-Off, and matters regarding the operation of the CBD and Sendas businesses post Spin-Off.

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

Common Agreements. All agreements, arrangements, commitments and understandings with third-parties that contemplate both CBD and us as parties, beneficiaries, guarantors and/or in any way create an obligation to both CBD and us, are being terminated as soon as practically feasible after the completion of the Spin-Off, except where such termination could create losses for CBD and us, and therefore will be addressed by the Transition Committee (as defined therein).

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and CBD, on the other hand, were terminated effective as of completion of the Spin-Off, except for specified agreements and arrangements that are intended to survive completion of the separation that are either transaction in nature, at arm’s length or depend of a transitional period due to its complexity.

Transition Committee. Following approval of the Spin-Off at the extraordinary shareholders’ meeting of CBD, we and CBD created a Transition Committee to deal with matters related to the separation of both businesses, which is composed of three members appointed by CBD and three members appointed by us. The Transition Committee has authority to decide on matters relating to the Separation that do not need to be approved by the companies’ board of directors and/or shareholders.

Representations and Warranties. We and CBD each provided customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor CBD made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Spin-Off. Except as expressly set forth in the Separation Agreement and certain other ancillary agreements or as provided under the applicable law, all assets were transferred on an “as is”, “where is” basis.

Indemnification. We and CBD each agreed to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the Spin-Off and our and CBD respective businesses. The Separation Agreement provides for indemnification in relation to breaches of the agreement, violation or incorrectness of representation and warranties and in relation to certain other assets and liabilities that are specified for in the Separation Agreement.

Release of Claims. We and CBD each agreed to release the other affiliates, successors and assigns, and all persons that prior to completion of the Spin-Off have been the other’s directors, officers, managers, members, agents or employees and their respective heirs, successors and assigns, from any claims against them that arise out of or relate to acts, facts or omissions occurred before the Spin-Off and any acts, facts or omissions that relate to the Separation.

Term/Termination. Prior to the completion of the Spin-Off, CBD had the unilateral right to terminate the Separation Agreement. Neither we nor CBD may rescind the Separation Agreement in any circumstances whatsoever following the completion of the Spin-Off.

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

For further details regarding our related party transactions, see note 11 to our audited consolidated financial statements included in this annual report.

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

Agreements with CBD

Cost Sharing Agreement

On December 15, 2016, we entered into a cost sharing agreement with CBD, as amended on December 10, 2018, pursuant to which the terms for sharing infrastructure and human resources between Sendas and CBD were established, including treasury, legal, financial controlling and accounting, human resources operations and real estate. This agreement initially expired on December 10, 2021, after which it was automatically renewed for another 12 months. Henceforth, the agreement will be automatically renewed every 12 months absent 90 days’ prior written notice by any party to the contrary. The functions of this cost sharing agreement have been in large part replaced by the cost sharing agreement with the Casino Group described under “—Agreements with the Casino Group—Cost Sharing Agreement.”

Extra Transaction

On December 16, 2021, as amended on February 25, 2022, we entered into a definitive agreement with CBD governing the terms of the Extra Transaction, which will involve the assignment and conversion of up to 70 commercial points operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner.

The total estimated price of the transaction is R$4.0 billion, payable by Sendas to CBD in installments between December 2021 and January 2024. The total price was negotiated between the management of CBD and Sendas, who hired top-line financial advisors, and was endorsed by fairness opinions contracted by the management of both companies.

In the context of the Extra Transaction, on February 25, 2022, CBD and the real estate fund Barzel Retail Fundo de Investimento Imobiliário, or the Real Estate Fund, entered into a definitive agreement, with Sendas as guarantor, for the sale of 17 properties owned by CBD to the Real Estate Fund, for a total sale price of R$1.2 billion. We have guaranteed the Real Estate Fund’s payment obligations to CBD and will purchase the 17 properties should the Real Estate Fund not be able to fulfill its obligations.

For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction.”

Agreements with GreenYellow

Photovoltaic Equipment Lease and Maintenance Agreements

We have entered into various agreements with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation and maintenance of photovoltaic equipment at eight of our Assaí stores. Currently, Assaí has photovoltaic equipment in operation in seven different stores. These agreements usually have a term of 25 years. For the lease and rendering of services, GY is remunerated according to a formula that is based on the energy savings generated at each store.

Electric Energy Purchase

On December 31, 2019, we entered into two agreements with Greenyellow Serviços e Comercialização de Energia Ltda, or GY Energia, for the purchase of a total of 275.7 MW of electric energy, for a period of 15 years. GY Energia is remunerated on a monthly basis, according to the amount of energy used by us. On July 29, 2020, these agreements were amended and restated.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 18 to our audited consolidated financial statements included in this annual report.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

As of December 31
2021
(in millions of R$)

Tax proceedings	109
Labor proceedings	69
Civil proceedings	27
Total	205

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

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); and (2) a disagreement with the Finance Department of the Brazilian federal government regarding the tax rate of state value added tax known as ICMS, calculated on electricity bills. As of December 31, 2021, we had provisioned R$109 million (R$169 million as of December 31, 2020) with respect to our tax proceedings.

We are also party to several legal and administrative tax proceedings with a possible risk of loss for which we have not recorded provisions. For more information, see “—Contingent Liabilities for which No Provision has been Recorded.”

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We requested the right to exclude the ICMS amount from the calculation basis of our PIS and COFINS tax liability. In July 2021, the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, ruled a final decision in our favor, in accordance with the thesis we presented to the court. Accordingly, in 2021, we processed the tax credit calculation in accordance with the rules defined by the STF, and we recognized the asset related to the tax credits in the amount of R$216 million (R$175 million recorded in net revenue and R$41 million recorded in the net financial result arising from inflation adjustment). Pending authorization from the Brazilian Federal Revenue, we will be able to realize these credits. We expect this to occur by December 2022.

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2021, we had provisioned R$69 million (R$64 million as of December 31, 2020) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of December 31, 2021, we had provisioned R$27 million (R$49 million as of December 31, 2020) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2021, we had recorded provisions for these lawsuits in the amount of R$21 million (R$23 million as of December 31, 2020).

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of December 31, 2021, we had recorded provisions for these lawsuits in the amount of R$6 million (R$5 million as of December 31, 2020).

Contingent Liabilities for which No Provision has been Recorded

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings. As of December 31, 2021, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$2,346 million (R$2,408 million as of December 31, 2020). For more information about these legal and administrative proceedings, see note 18 to our audited consolidated financial statements included in this annual report.

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

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 2019, 2020 and 2021, we paid dividends to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

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

In addition, the instruments governing our debentures, promissory notes and commercial notes contain restrictive covenants that limit our ability to distribute dividends in excess of the statutorily required minimum dividend should we not be able to fulfill our obligations under those instruments. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

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

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of R$)
Total dividends distributed	—	—	247
Total interest on shareholders’ equity distributed	63	310	—

At the annual general shareholders’ meeting held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709 million. Of the total amount, R$56 million was paid on October 14, 2021 as interest on shareholders’ equity. The remaining amount of R$168 million, corresponding to R$0.125038407679398 per Sendas common share, is expected to be paid by June 28, 2022, which is 60 days from the annual general shareholders’ meeting.

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

B.       Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A.       Offer and Listing Details

The Sendas common shares are listed on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI3.”

In connection with the listing of the Sendas common shares on the B3, we entered into a Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with the B3. Pursuant to the Novo Mercado Participation Agreement, we undertake to comply with all requirements related to the corporate governance practices set forth by the B3 in order to meet the listing requirements for the listing of the Sendas common shares on the Novo Mercado segment of B3, which we refer to as the “Novo Mercado regulations.”

The Sendas’ ADSs are listed on the NYSE under the ticker symbol “ASAI.”

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

Trading on the B3 may only be performed by or through intermediary institutions. B3 trading sessions are conducted every business day, from 10:00 a.m. to 6:00 p.m. or from 10:00 a.m. to 5:00 p.m. during daylight savings time in the United States on an automated system known as PUMA (Plataforma Unificada Multiativos) Trading System. Trading is also conducted between 5:30 p.m. and 6:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, settlement occurs two business days after the trade date, with no adjustments on the purchase price for inflation. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearinghouse, the B3 Central Depositary (Central Depositária da B3), which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

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

Corporate Governance Practices

In 2000, B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the Novo Mercado, which were amended in April 2011 and, in the case of the Novo Mercado, again in October 2017 with effect in January 2018. These stock market segments have the purpose of prompting public companies to: (1) disclose information to the market and their shareholders in connection with their business in addition to other disclosures required by law; and (2) adopt corporate governance practices, such as best practices for management, transparency standards and protection of minority shareholders. On June 23, 2017, the B3 announced that companies listed on Novo Mercado have approved a proposal to amend the current Novo Mercado regulations. The reform is part of the evolution process of the B3’s special segments, seeking to maintain the value of listed companies in line with currently accepted international corporate governance practices.

Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for under Brazilian Corporate Law, such as requirements to: (1) issue common shares only; (2) maintain a free float of at least 25.0% of their outstanding common shares or at least 15.0% of their outstanding shares for companies that have an average daily trading volume of at least R$25.0 million considering the 12 previous months; (3) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company, (b) a trading policy that applies to the issuer, its controlling shareholder, the members of its board of directors, board of executive officers and fiscal council, as well as the members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws and any employees and third parties hired by the company that have permanent or sparse access to relevant information; (c) a related party transactions policy, (d) a risk management policy, (e) a compensation policy, and (f) a policy that determines the criteria and the proceedings to nominate the management of the Company, and (g) resolve and require the issuer, its shareholders, members of its board of directors, board of executive officers and fiscal council to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado).

Moreover, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position), except in the event of a vacancy. Should such vacancy occur, a company must: (1) disclose the accumulation of responsibilities of chairman and chief executive officer in the same person on the business day subsequent to the occurrence of the vacancy; and (2) disclose, within 60 days of the vacancy, the measures taken to fill the position.

In addition, prior to taking office, newly-elected members of the board of directors, board of executive officers and fiscal council (and their respective alternates) of companies listed on the Novo Mercado must adhere to arbitration clauses set forth in the company’s bylaws.

Periodic and Occasional Disclosure Requirements

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

Such requirements include provisions that:

•	establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;
•	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
•	oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or news websites chosen and disclosed by such company;
•	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;
•	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

•	require that any person who increases or decreases participation in our share capital directly or indirectly by more than 5.0%, 10.0%, 15.0% and so forth of our share capital must disclose information regarding such acquisition or disposition; and
•	forbid trading on the basis of insider information.

Under the terms of CVM Resolution No. 44, dated August 23, 2021, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or management consider that such disclosure will pose a risk to the company’s legitimate interest.

D.       Selling Shareholders

Not applicable.

E.       Dilution

Not applicable.

F.       Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.       Share Capital

Pursuant to the Novo Mercado regulations and for so long as we are listed on the Novo Mercado, our share capital must consist exclusively of common shares.

On December 31, 2021, our capital stock was represented by 1,346,674,477 common shares with no par value.

Our board of directors is authorized to increase our capital stock up to the limit of 2,000,000,000 shares, regardless of any amendment to our bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

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

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profit, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

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

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according to the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (reserva de expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Insurance.”

Board Committees

Audit Committee

Our bylaws provide for a statutory audit committee (comitê de auditoria), which is an advisory body directly associated to our board of directors. The main functions of our audit committee are: (1) analyze and monitor the quality and integrity of our quarterly information, financial statements and management reports; (2) evaluate the effectiveness and sufficiency of our internal control structure, risk management and internal and independent audit processes; (3) acknowledge and analyze transactions with related parties; (4) evaluate and monitor our exposure to risk; (5) propose the appointment of independent auditors as well as their replacement; and (6) prepare the annual report, to be presented jointly with the financial statements. According to our bylaws, our audit committee must be composed of at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporate Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•	the amendment of our bylaws;

•	the appointment or removal of members of our board of directors;
•	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;
•	the approval of annual management’s accounts and our annual financial statements;
•	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (2,000,000,000 common shares);
•	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;
•	the approval of any proposal to change our corporate, amalgamate, merge our company with or into another company, spin-off or split our company, or any other form of restructuring of our company;
•	the approval of any proposal for the dissolution or liquidation of our company, or for the appointment or replacement of the liquidator;
•	the approval of the accounts of the liquidator; and
•	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

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

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in a widely circulated newspaper, which is currently Folha de S. Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

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

Acquisition of a Significant Equity Interest in our Company

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 40 of our bylaws) that acquires, whether through a single transaction or through a series of transactions: (1) direct or indirect ownership of more than 25% of our shares (excluding treasury shares); or (2) any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our shares (excluding treasury shares) (each, a “Significant Equity Interest”), to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and B3 and our bylaws. The purchase price offered in the tender offer must be not less than the greater of:

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

Sale of Sendas Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of Sendas common shares carried out on a Brazilian stock exchange are:

•	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373 (a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;
•	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or
•	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

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

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular person’s decision to acquire Sendas Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their Sendas Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, estate, gift or other tax law (including the Medicare tax on net investment income) that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

•	banks, mutual funds and other financial institutions;
•	real estate investment trusts and regulated investment companies;

•	dealers or traders in securities who elect to apply a mark-to-market method of tax accounting;
•	tax-exempt organizations or governmental organizations;
•	insurance companies;
•	dealers or brokers in securities or foreign currency;
•	individual retirement and other deferred accounts;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	persons subject to the alternative minimum tax;
•	U.S. Holders who own or are deemed to own 10% or more (by vote or value) of Sendas’s voting stock;
•	persons who hold the Sendas Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;
•	persons who purchase or sell their shares as part of a wash sale for tax purposes;
•	persons owning Sendas Shares in connection with a trade or business conducted outside the United States;
•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and
•	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sendas Shares, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Sendas Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A U.S. Holder that is a partnership for

U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the ownership and disposition of Sendas Shares.

This discussion is for informational purposes only and is not tax advice. U.S. Holders of Sendas Shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the ownership and disposition of Sendas Shares in light of their particular circumstances, including the applicability and effect of other federal, state, local, non-U.S. and other tax laws, including estate or gift tax laws, any applicable income tax treaty, and possible changes in tax law.

Sendas ADSs

Generally, U.S. Holders of Sendas ADSs should be treated for U.S. federal income tax purposes as holding the Sendas common shares represented by the Sendas ADSs and the following discussion assumes that such treatment will be respected. As a result, no gain or loss should be recognized upon an exchange of Sendas common shares for Sendas ADSs or an exchange of Sendas ADSs for Sendas common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of a Sendas ADS and Sendas.

U.S. Federal Income Tax Consequences of Owning and Disposing of Sendas Shares

Distributions on Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Sendas makes to a U.S. Holder with respect to Sendas Shares (including the amount of any taxes withheld therefrom) will generally be includible in such U.S. Holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Sendas’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Sendas’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s Sendas Shares, thereby reducing the U.S. Holder’s adjusted tax basis in the Sendas Shares (but not below zero) and then, to the extent such excess amount exceeds such U.S. Holder’s adjusted tax basis in such Sendas Shares, as either long-term or short-term capital gain depending upon whether such U.S. Holder held the Sendas Shares for more than one year as of the time such distribution is actually or constructively received. Sendas, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Sendas makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Sendas will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders. Additionally, the amount of any dividend paid in reais will the U.S. dollar value of the reais calculated by reference to the spot rate of exchange in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss.

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

Dispositions of Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Sendas Shares in an amount equal to the difference between the amount realized for the Sendas Shares on the disposition and such U.S. Holder’s adjusted tax basis in the Sendas Shares disposed of (as discussed above and further detailed below). Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares exceeds one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

To the extent a U.S. Holder acquires or disposes of Sendas Shares in a transaction denominated in reais, a U.S. Holder’s initial tax basis in the Sendas Shares will be the U.S. dollar value of the reais denominated purchase price determined on the date of purchase, and the amount realized on a sale, exchange, redemption or other taxable disposition of the Sendas Shares will be the U.S. dollar value of the payment received determined on the date of disposition. If the Sendas Shares are treated as traded on an “established securities market”, a cash method U.S. Holder or, if it elects, an accrual method U.S. Holder, will determine the U.S. dollar value of (i) the cost of such Sendas Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase, and (ii) the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale, exchange, redemption or other taxable disposition. Such an election by an accrual method U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. Accrual method U.S. Holders that do not elect to be treated as cash method taxpayers for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes, which in general will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their tax advisors as to the U.S. federal income tax consequences of the receipt of reais.

If any Brazilian tax is imposed on the sale or other disposition of the Sendas Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the sale or other disposition before deduction of the Brazilian tax. See “—Material Brazilian Tax Consequences—Capital Gains” for a description of when a disposition may be subject to taxation by Brazil. Brazilian IOF/Exchange tax or any IOF/Securities tax (described under “—Material Brazilian Tax Consequences—Taxation of Foreign Exchange Transactions (IOF/Exchange)” and under “—Material Brazilian Tax Consequences—Tax on Bonds and Securities Transactions (IOF/Bonds) above) will generally not be creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors concerning the creditability or deductibility of any Brazilian income tax imposed on the disposition of the Sendas Shares in their particular circumstances.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

•	at least 75% of its gross income is “passive income”; or
•	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of the total value of the outstanding shares of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as PFIC for U.S. federal income tax purposes in 2021. However, there can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. Further, if Sendas is a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares and any of Sendas’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of Sendas’s subsidiaries.

Generally, if Sendas were a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares, gains recognized by such U.S. Holder on a sale or other disposition (including, under certain circumstances, a pledge) of the Sendas Shares would be allocated ratably over the U.S. Holder’s holding period for such Sendas Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Sendas became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Sendas Shares in excess of 125% of the average of the annual distributions on the Sendas Shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If Sendas is classified as a PFIC in any year that a U.S. Holder owned the Sendas Shares, Sendas generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owned the Sendas Shares, even if Sendas ceased to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Sendas Shares during any taxable year in which Sendas is a PFIC, the U.S. Holder generally will be required to file an annual IRS Form 8621, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the Sendas Shares.

Backup Withholding and Information Reporting

Payments of dividends and proceeds from the sale, exchange, redemption or other taxable disposition of Sendas Shares that are made within the United States by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Sendas Shares, subject to certain exceptions (including an exception for Sendas Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Sendas Shares.

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

Not applicable.

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

For more information about our market risks and the sensitivity analyses of these risks, see note 17.7 to our audited consolidated financial statements included in this annual report.

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

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If we advise the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof or the depositary becomes aware of any other governmental approval or license required, the depositary may, in its discretion, apply for such approval or license, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable including, without limitation, Central Bank registration. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.
•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.
•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:
(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or
(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”) in order to make any rights available to ADR holders.
•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either cash or additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

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

We, the depositary and the custodian shall comply with Brazil’s National Monetary Council (Conselho Monetário Nacional) Resolution No. 4,373, dated as of September 29, 2014, in the third article, paragraph three, of the Regulation Annex V, and agree to furnish to the Central Bank and the CVM, whenever required, information or documents related to the ADRs and the deposit agreement, the deposited securities and distributions thereon and, under the terms of the deposit agreement, the depositary and the custodian are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request. The depositary has the right to terminate the deposit agreement on at least 30 days’ notice to ADR holders and us in the event that the depositary or the custodian reasonably could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only by us.

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

For the year ended December 31, 2021, we received reimbursements from the depositary in the aggregate amount of US$1 million.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2021, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, due to a material weakness in our internal control over financial reporting as described below, our disclosure controls and procedures were not effective as of December 31, 2021. Notwithstanding this material weakness, our financial statements included in this annual report fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS, as issued by the IASB.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15-d15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our annual financial statements will not be prevented or detected on a timely basis.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on this assessment management concluded that our internal control over financial reporting was not effective as of December 31, 2021, considering the material weakness described below.

Inadequate control over Extra Transaction

Management did not appropriately design and maintain effective controls related to the interpretation and application of complex accounting matters, specifically in relation to the Extra Transaction, a significant unusual transaction with a related party. The control deficiencies did not allow management to identify immaterial misstatements in the classification of assets in the statement of financial position and non-cash payments in the cash flows statement. Such deficiency did not result in a misstatement of our financial statements as of and for the year ended December 31, 2021 or any other financial indicators for the year.

Remedial actions

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC. In order to mitigate the risk of future errors in our financial statements related to unusual transactions, we will evaluate the involvement of technical specialists, if applicable.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered certified public accounting firm who audited our consolidated financial statements included elsewhere in this annual report, has issued a report on the our internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In 2022, we plan to implement the remediation procedures described above to address our material weakness.

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

Ernst & Young Auditores Independentes S.S. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2021 and 2020, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2021	2020
	(in millions of R$)

Audit fees	4	3
Audit-related fees	—	—
Tax fees	—	—
All other fees(1)	—	5
Total fees	4	8

________________________________

(1)	In 2020, refers to audit fees paid during the year related to Corporate Reorganization and the SEC and CVM registration in connection with the Spin-Off.

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

As disclosed in our current report on Form 6-K furnished on March 8, 2022 to the SEC, on March 7, 2022, our board of directors approved the change of Ernst & Young Auditores Independentes S.S., or EY, as independent registered public accounting firm and the engagement of Deloitte Touche Tohmatsu Auditores Independentes Ltda., or Deloitte, to serve as our new independent registered public accounting firm as of the first quarter of 2022 for the fiscal year ending December 31, 2022, and future fiscal years until a new auditor rotation is required.

EY’s audit report dated May 2, 2022 on our consolidated financial statements for the fiscal year ended December 31, 2021, does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. EY’s audit report dated April 28, 2021, on our consolidated financial statements for the fiscal year ended December 31, 2020, also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

EY’s audit report dated May 2, 2022, on the effectiveness of our internal control over financial reporting as of December 31, 2021, expresses an adverse opinion related to a material weakness resulting from the execution of one control related to the Extra Transaction. We were not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting as of December 31, 2020, and they have not done so, due to a transition period established by rules of the SEC for newly public companies.

During the fiscal years ended December 31, 2021 and 2020, there were no disagreements between us and EY on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the fiscal years ended December 31, 2021 and 2020, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided EY with a copy of this Item 16F and have requested and received from EY a letter addressed to the SEC stating whether or not EY agrees with the above statements. A copy of the letter from EY is attached as Exhibit 15.1 to this annual report.

During the fiscal years ended December 31, 2021 and 2020, neither us nor anyone acting on our behalf consulted Deloitte regarding any of the matters or events set forth in Item 16F(a)(2) of the instructions to Form 20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS
(a)	Financial Statements

Sendas Distribuidora S.A.

(b)	List of Exhibits
Exhibit No.	Description
1.1*	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation)
2.1	Form of Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.2	Form of Amendment No. 1 to the Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.3	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.2).
2.4*	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, First Series) (English translation).
2.5*	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, Second Series) (English translation).
2.6*	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1†	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.1 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.2*	First Amendment, dated as of June 30, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).

4.3	Employee Matters Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.4	Cross-Management Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.3 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.5	Data Protection Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.4 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.6	Third-Party Stores Management Agreement, dated as of January 12, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.5 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.7	Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.5 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.8	Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.6 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.9	Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(5) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.10	First Amendment, dated as of October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris, to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(6) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.11	Second Amendment, dated as of October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição, as amended (incorporated by reference to Exhibit 4.10 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.12†	Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.11 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.13	First Amendment, dated as of December 10, 2018, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. to the Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.12 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).

4.14#†	Photovoltaic Equipment Lease Agreement (FV-ASS-CLE-0071), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.13 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.15	Schedule of Omitted Photovoltaic Equipment Lease Agreements (incorporated by reference to Exhibit 4.14 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.16#†	Operation and Maintenance Services Agreement (FV-ASS-COM-71), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.15 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.17	Schedule of Omitted Operation and Maintenance Services Agreements (incorporated by reference to Exhibit 4.16 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.18#†	First Amended and Restated Electric Energy Purchase Agreement (13 Years), dated as of July 29, 2020, by and between Sendas Distribuidora S.A., Greenyellow Serviços e Comercialização de Energia Ltda. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 4.17 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
4.19	Schedule of Omitted Electric Energy Purchase Agreements (incorporated by reference to Exhibit 4.18 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on February 25, 2021).
8.1	List of subsidiaries of the Registrant. As of the date of this annual report, the Registrant does not have any significant subsidiaries.
11.1	Code of Ethics, dated March 15, 2021 (incorporated by reference to Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2020 (File No. 001-39928) filed with the Securities and Exchange Commission on April 29, 2021).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive and Chief Financial Officer.
15.1*	Letter from Ernst & Young Auditores Independentes S.S. regarding change in Registrant’s certifying accountant.
101.INS	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document.
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

______________

#	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the Registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
*	Filed herewith.

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

Date: May 2, 2022	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
Name: Belmiro de Figueiredo Gomes
Title: Chief Executive Officer

/s/ Daniela Sabbag Papa
Name: Daniela Sabbag Papa
Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A.

Opinion on Internal Control Over Financial Reporting

We have audited Sendas Distribuidora S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Sendas Distribuidora S.A. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified material weakness in the execution of controls related to the interpretation and application of complex accounting matters, specifically on significant unusual transactions with a related party. This material weakness in the Company’s financial reporting process, if not remediated, creates a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis in future periods.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2021 and 2020, the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 financial statements, and this report does not affect our report dated May 2, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

São Paulo, Brazil

May 2, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sendas Distribuidora S.A. (the Company) as of December 31, 2021 and 2020, the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 2, 2022 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of ICMS (State Value Added Tax “VAT”) tax credits

Description of the Matter

As described in Note 10 to the financial statements, at December 31, 2021, the Company had ICMS tax credits amounting to R$ 1,153 million. ICMS tax credits recoverability depends on the future generation of ICMS tax payable.

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

To test the recoverability of the ICMS tax credits, our audit procedures included, among others, evaluating significant assumptions used by management; testing the completeness and accuracy of the underlying data supporting the significant assumptions used by the Company on its recoverability assessment; involving our tax professionals to evaluate the application of tax laws and special tax regimes used in the Company’s ICMS tax credits annual recoverability assessment. We also evaluated the financial statements disclosures included in Note 10.

Description of the Matter

Tax claims with a probability of loss assessed as possible

As described in Note 18.4 to the financial statements, the Company is party to a significant number of administrative and legal proceedings arising from various tax claims totaling R$ 2,346 million for which no provision was recorded as of December 31, 2021, as the probability of loss was assessed as possible based on current available information. The Company uses significant judgment in determining whether its technical merits are more-likely-than-not to be sustained in the court, considering the complexity of the Brazilian tax environment and lack of jurisprudence for certain tax matters. To carry out this assessment, management monitors the evolution of court ruling trends and is assisted by the Company’s external legal counsel.

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

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits and in evaluating legal opinions or other third-party advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; evaluating the Company’s assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We also evaluated the financial statements disclosures included in Note 18.4.

Description of the Matter

Conversion of Extra Hiper stores into Assaí

As disclosed in Note 1.5, on October 14, 2021, the Board of Directors of the Company

and Grupo Pão de Açúcar (“GPA”) approved the transaction involving the conversion of

Extra Hiper stores, operated by GPA, in cash & carry stores which will be operated by

Assaí brand.

On December 16, 2021, the Company and GPA signed the “Agreement of onerous assignment of exploitation rights of commercial rights and other agreements”, regulating the assignment to Assaí of the exploitation rights of up to 70 commercial points, for the total amount of up to R$3,973 million.

Auditing the conversion of Extra Hiper stores into Assaí was complex due to the risk inherent to transactions between related parties not being executed considering usual market conditions and amounts material to the financial statements as of December 31, 2021.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the accounting implications for the transaction.

To test the corporate reorganization, our audit procedures included, among others: (i) review of the legal documents and other agreements; (ii) check of the accounting records and their consistency with the documents presented; (iii) review of the technical accounting memoranda prepared by the Company´s management; (iv) assessment of the adequacy of the Company’s internal policy for transactions with related parties and its application to such transactions; (v) checking of the approval of the transaction by the Board of Directors, in accordance with the policy established by the Company; and (vi) review of the adequacy of the respective disclosures in the financial statements. We also evaluated the related financial statements disclosures in Note 1.5.

/s/ ERNST & YOUNG

Auditores Independentes S.S.

We have served as the Company's auditors since 2017.

São Paulo, Brazil

May 2, 2022

Sendas Distribuidora S.A.

Statement of Operations and Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Notes	2021	2020	2019

Net operating revenue	23	41,898	36,043	28,082
Cost of sales	24	(34,753)	(30,129)	(23,349)
Gross profit		7,145	5,914	4,733
Operating expenses, net
Selling expenses	24	(3,334)	(2,811)	(2,273)
General and administrative expenses	24	(588)	(435)	(352)
Depreciation and amortization		(638)	(503)	(395)
Share of profit of associates	12	47	—	—
Other operating expenses, net	25	(53)	(97)	(11)
Operating profit		2,579	2,068	1,702
Financial revenues	26	188	343	236
Financial expenses	26	(918)	(786)	(436)
Net financial result		(730)	(443)	(200)

Income before income taxes from continuing operations		1,849	1,625	1,502

Income tax and social contribution	21.1	(239)	(436)	(426)

Net income from continuing operations		1,610	1,189	1,076
Discontinued operations
Net income (loss) from discontinued operations, net of taxes	31	—	367	(16)
Net income for the year		1,610	1,556	1,060
Other comprehensive income
Items that may be subsequently reclassified to the statement of operations
Fair value of expected credit loss		(1)	—	—
Exchange rate differences on translation of foreign investments		—	358	220
Cash flow hedge		—	—	5
Other comprehensive income for the year		(1)	358	225
Total comprehensive income for the year		1,609	1,914	1,285

Net income for the year attributable to:
Controlling shareholders		1,610	1,398	1,047
Non-controlling shareholders		—	158	13
		1,610	1,556	1,060

Sendas Distribuidora S.A.

Statement of Operations and Comprehensive Income

For the years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais, except earnings per share)

Total comprehensive income attributable to:
Controlling shareholders		1,609	1,165	1,209
Non-controlling shareholders		—	749	76
		1,609	1,914	1,285
Basic earnings per share for continuing operations attributable to controlling shareholders (in Reais - R$)	27	1.19802	0.88731	0.83411

Basic earnings per share attributable to controlling shareholders (in Reais - R$)	27	1.19802	1.04328	0.81163

Diluted earnings per share for continuing operations attributable to controlling shareholders (in Reais - R$)	27	1.18852	0.88731	0.83411

Diluted earnings per share attributable to controlling shareholders (in Reais - R$)	27	1.18852	1.04328	0.81163

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2021 and 2020

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2021	2020

Current assets
Cash and cash equivalents	7	2,550	3,532
Trade receivables	8	265	182
Inventories	9	4,380	3,739
Recoverable taxes	10	876	768
Derivative financial instruments	17.12	4	57
Dividends receivable	12	16	—
Other accounts receivable		59	34
Other current assets		72	37
		8,222	8,349

Assets held for sale	29	550	—

Total current assets		8,772	8,349

Non-current assets
Recoverable taxes	10	770	866
Deferred income tax and social contribution	21.2	45	—
Derivative financial instruments	17.12	28	11
Related parties	11	114	178
Restricted deposits for legal proceedings	18.8	119	134
Other non-current assets		10	1
Investments	12	789	769
Property, plant and equipment	14.3	10,320	7,476
Intangible assets	15	1,887	1,037
Total non-current assets		14,082	10,472

Total assets		22,854	18,821

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2020 and 2019

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2021	2020

Current liabilities
Trade payables, net	16	5,942	5,058
Borrowings and financing	17.12	433	280
Debentures and promissory notes	17.12	180	1,840
Payroll and related taxes		425	371
Lease liabilities	19.3	244	172
Related parties	11	368	41
Taxes payable		158	104
Income tax and social contribution payable		—	424
Deferred revenues	20	356	227
Dividends payable	22.2	168	85
Other current liabilities		370	184
Total current liabilities		8,644	8,786

Non-current liabilities
Borrowings and financing	17.12	1,154	952
Debentures and promissory notes	17.12	6,266	4,759
Deferred income tax and social contribution	21.2	—	82
Provision for legal proceedings	18	205	282
Lease liabilities	19.3	3,807	2,604
Deferred revenues	20	—	1
Other non-current liabilities		12	8
Total non-current liabilities		11,444	8,688

Shareholders´ equity
Capital stock	22.1	788	761
Capital reserve		18	4
Profit reserve		1,961	582
Other comprehensive income		(1)	—
Total shareholders’ equity		2,766	1,347

Total liabilities and shareholders´ equity		22,854	18,821

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
			Profit reserve
	Capital stock	Capital reserve	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interest	Total shareholder´s equity
As of January 1, 2019	2,351	16	125	1,717	(117)	—	4,092	—	4,092
Other comprehensive income
Net income for the year	—	—	—	—	1,047	—	1,047	13	1,060
Cash flow hedge	—	—	—	—	—	5	5	—	5
Exchange rate variation of foreign Investments	—	—	—	—	—	157	157	63	220
Comprehensive income for the year	—	—	—	—	1,047	162	1,209	76	1,285

Non-cash capital contribution	67	—	—	—	—	—	67	—	67
Capital contribution	2,003	—	—	—	—	—	2,003	—	2,003
Stock options granted	—	2	—	—	—	—	2	—	2
Interest on own capital	—	—	—	(247)	—	—	(247)	—	(247)
Interim dividends	—	—	—	(50)	—	—	(50)	(37)	(87)
Hyperinflationary economy effect	—	—	—	22	—	—	22	7	29
Legal reserve	—	—	52	—	(52)	—	—	—	—
Reserve for profit retention	—	—	—	878	(878)	—	—	—	—
Non- controlling interests	—	—	—	—	—	—	—	2,557	2,557
As of December 31, 2019	4,421	18	177	2,320	—	162	7,098	2,603	9,701

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling Shareholders
			Profit reserve
	Capital stock	Capital reserve	Legal reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total	Non-controlling interest	Total shareholder´s equity
As of December 31, 2019	4,421	18	177	2,320	—	162	7,098	2,603	9,701
Other comprehensive income
Net income for the year	—	—	—	—	1,398	—	1,398	158	1,556
Foreign exchange rate variation of foreign investments	—	—	—	—	—	(233)	(233)	591	358
Equity on other comprehensive income	—	—	—	—	—	1,945	1,945	15	1,960
Comprehensive income for the year	—	—	—	—	1,398	1,712	3,110	764	3,874
Effects of the Spin-off transaction
Capitalization credits - Spin-off	140	—	—	—	—	—	140	—	140
Capital increase - Bellamar	769	—	—	—	—	—	769	—	769
Capital increase - assets and liabilities indemnity	127	—	—	—	—	—	127	—	127
Corporate restructuring	(5,715)	(19)	(30)	(2,866)	—	(1,874)	(10,504)	(3,116)	(13,620)
Transactions with non-controlling shareholders	—	—	—	(22)	—	—	(22)	—	(22)
Valorization PUT subsidiary Disco	—	—	—	—	—	—	—	(102)	(102)
Hyperinflationary economy effect	—	—	—	—	—	—	—	5	5
Others	—	—	—	—	—	—	—	(11)	(11)
Non-cash capital contribution	369	—	—	—	—	—	369	—	369
Capital contribution	650	—	—	—	—	—	650	—	650
Stock options granted	—	5	—	—	—	—	5	—	5
Interest on own capital	—	—	—	(310)	—	—	(310)	—	(310)
Dividends	—	—	—	(85)	—	—	(85)	(143)	(228)
Legal reserve	—	—	5	—	(5)	—	—	—	—
Reserve for profit retention	—	—	—	1,393	(1,393)	—	—	—	—
As of December 31, 2020	761	4	152	430	—	—	1,347	—	1,347

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

			Profit reserve
	Capital stock	Capital reserve	Legal reserve	Tax incentive reserve	Profit retention	Retained earnings	Accumulated other comprehensive income	Total
As of December 31, 2020	761	4	152	—	430	—	—	1,347
Other comprehensive income
Net income for the year	—	—	—	—	—	1,610	—	1,610
Fair value of expected credit loss	—	—	—	—	—	—	(1)	(1)
Comprehensive income for the year	—	—	—	—	—	1,610	(1)	1,609
Capital contribution (note 22.1)	27	—	—	—	—	—	—	27
Stock options granted	—	14	—	—	—	—	—	14
Interest own capital (note 22.2)	—	—	—	—	—	(63)	—	(63)
Dividends (note 22.2)	—	—	—	—	—	(168)	—	(168)
Tax incentive reserve (note 22.4)	—	—	—	709	(430)	(279)	—	—
Legal reserve (note 22.3)	—	—	5	—	—	(5)	—	—
Reserve for profit retention	—	—	—	—	1,095	(1,095)	—	—
As of December 31, 2021	788	18	157	709	1,095	—	(1)	2,766

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Cash Flows

Years December 31, 2021, 2020 and 2019

(In millions of Brazilian Reais)

	For the year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Profit from continued operation	1,610	1,189	1,076
Profit (loss) from discontinued operation	—	367	(16)
Net income for the year	1,610	1,556	1,060
Adjustment to reconcile net income for the year to net cash flows
Deferred income tax and social contribution	(127)	(372)	162
(Gain) loss on disposal of property, plant and equipment and leasing write-off	(12)	71	(1)
Depreciation and amortization	687	1,372	484
Financial changes	911	785	431
Share of (profit) loss of associate	(47)	(27)	5
(Reversal of) provision for legal proceedings	(48)	77	19
Provision write-off assets	—	24	—
Provision for stock option	14	5	2
Provision for allowance for inventory losses and damages	302	13	5
Allowance for doubtful accounts	2	51	—
	3,292	3,555	2,167
Variations in operating assets and liabilities
Trade receivables	(85)	(155)	21
Inventories	(943)	(1,029)	(153)
Recoverable taxes	(12)	(46)	(326)
Restricted deposits for legal proceedings	15	(14)	(1)
Other assets	(69)	(10)	(106)
Trade payables, net	884	877	1,671
Payroll and related taxes	54	121	36
Related parties	391	(54)	(17)
Provision for legal proceedings	(49)	(41)	(22)
Taxes and social contributions payable	4	556	69
Deferred revenue	128	(107)	(153)
Dividends received	11	—	—
Other liabilities	25	(88)	104
Income tax and social contribution, paid	(374)	(67)	(131)
	(20)	(57)	992

Net cash generated by operating activities	3,272	3,498	3,159
Cash flow investment activities
Capital contribution in associates	—	(31)	—
Purchase of property, plant and equipment	(2,231)	(1,562)	(1,357)
Purchase of intangible assets	(854)	(82)	(52)
Proceeds from the sale of property, plant and equipment	212	604	362
Acquisition of subsidiaries, net of cash acquired	—	—	(3,311)
Purchase of investment property	—	(15)	(12)
Purchase of assets held for sale (note 29)	(403)	—	—
Subsidiary spin-off (note 1.3.1)	—	(3,687)	—
Net cash from corporate reorganization	—	(14)	—
Net cash used in investment activities	(3,276)	(4,787)	(4,370)
Cash flow financing activities
Capital contribution	27	650	2,003
Proceeds from borrowings and financing	6,090	2,852	9,395
Payment of borrowings and financing	(6,479)	(3,052)	(6,124)
Dividends and interest on equity paid	(148)	(489)	(299)
Payment of lease liabilities	(468)	(756)	(267)
Transaction with non-controlling interest	—	2	7
Net cash (used in) generated by financing activities	(978)	(793)	4,715
Net (decrease) increase in cash and cash equivalents	(982)	(2,082)	3,504
Exchange rate variation on cash and cash equivalents	—	588	111

Cash and cash equivalents at the beginning of the year	3,532	5,026	1,411
Cash and cash equivalents at the end of the year	2,550	3,532	5,026
The accompanying notes are integral part of these financial statements.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. ("Sendas Distribuidora" or the “Company”) is a publicly listed company under the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under the ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under the ticker symbol "ASAI". The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On December 31, 2021, the Company operated 212 stores and 14 Distribution Centers in 23 states and in the Federal District in Brazil.

On December 31, 2020, the Company completed a corporate reorganization (the “Transaction”) that resulted in the separation of the Company’s cash and carry business under the ASSAÍ banner from the traditional retail business of Companhia Brasileira de Distribuição (“GPA”). As a result of the Transaction, the Company ceased to be a wholly-owned subsidiary of GPA and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”), whose parent company is Casino Guichard Perrachon (“Casino”), a French company listed in the Paris Stock Exchange. On December 31, 2020, the Company transferred Almacenes Éxito S.A. (“Éxito”) control in its entirety to GPA as part of spin-off transaction (see note 1.3).

1.1	Acquisition and subsequent distribution of Almacenes Éxito S.A

On November 27, 2019, the Sendas Distribuidora completed a public offering in Colombia to acquire the shares of Éxito from the public including those owned by Casino. Éxito is a Colombian company that operates the Éxito, Carulla, Super Inter, Surtimax and Surtimayorista supermarket and hypermarket banners in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. Éxito is listed on the Colombian Securities Exchange. Further details of the acquisition are disclosed in note 13.

On December 31, 2020, as part of the Transaction, the Company distributed, to GPA, all of the shares of Éxito. As a result, Éxito and its subsidiaries (collectively, the “Éxito Group”) have been presented as discontinued operation. See notes 1.3 and 31.

1.2	Listing of Sendas Distribuidora

The Transaction contemplated the listing of the Company’s common shares on the B3 and the Company’s American Depositary Shares (“ADSs”) on the NYSE.

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

In connection with the Transaction, holders of GPA’s common shares received one common share issued by the Company for each common share of GPA held at the close of trading on February 26, 2021. In addition, holders of GPA’s ADSs received one ADS (each representing one common share of the Company) for each ADS of GPA held at the close of trading on March 2, 2021.

1.3	Corporate Reorganization

The initial study to segregate Sendas Distribuidora through a partial spin-off from its parent company GPA was approved, by the Board of Directors meeting, held on September 9, 2020.

On November 19, 2020, the Company obtained from its creditors all the necessary consents to undertake the Transaction including holders of the Company’s debentures and promissory notes, as the case may be, agreed to, among other things, amend the interest rates charged for each series of debentures, release GPA as guarantor of the Company's debentures and promissory notes, and amend certain financial covenants upon the conclusion of the Transaction. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company's gross debt on December 31, 2020. In addition, the Company obtained a "waiver" for the compliance of the financial covenants for the period from December 31, 2020 through December 31, 2023 and as a result, the amount of R$71 was recognized in the financial result, which is recorded under cost of debt.

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

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction, as described below:

·	The Company engaged in an exchange transaction with GPA (the “Exchange Transaction”) in which certain assets of GPA were transferred to the Company in exchange for an equivalent value of the shares of Éxito held by the Company (corresponding to 9.07% of the total outstanding shares of Éxito). The assets of GPA transferred to the Company consisted of:
·	50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769 million (see note 12); and
·	five parcels of real estate (the “Real Estate Assets”), in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.
·	Following and contemporaneously with the Exchange Transaction, the Company distributed to GPA the remaining shares of Éxito held by the Company (corresponding to 87.80% of the total outstanding shares of Éxito).
·	The Company distributed certain assets to GPA in the net amount of R$20 million. GPA conducted the following capital contributions:
·	GPA transferred to the Company the net assets of stores that may be developed by the Company in the future, with a residual value of R$45 million;

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

·	GPA contributed intercompany receivables to Company for an amount of R$140 million; and
·	GPA contributed R$500 million in cash to the Company.

In addition, on December 12, 2020, the Company entered into a Separation Agreement with GPA, which provides a framework for the Company’s relationship with GPA following the Transaction. Pursuant to the Separation Agreement, the Company recognized certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Transaction, in a net amount of R$127 million.

1.3.1	Derecognition of Éxito subsidiary

On November 27, 2019, the Sendas Distribuidora completed a public offering in Colombia to acquire the shares of Almacenes Éxito S.A. (“Éxito”) from the public including those owned by Casino. Éxito is a Colombian company that operates the Éxito, Carulla, Super Inter, Surtimax and Surtimayorista supermarket and hypermarket banners in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. Éxito is listed on the Colombian Securities Exchange. Further details of the acquisition are disclosed in note 13.

On December 31, 2020, as part of the Transaction, the Company distributed, to GPA, all of the shares of Éxito. As a result, Éxito and its subsidiaries (collectively, the “Éxito Group”) have been presented as discontinued operation. See note 31.

The following is Éxito’s balance sheets as of December 31, 2020, which were derecognized in the Company’s consolidated balance sheet as a result of the Transaction described above. Upon the derecognition Éxito, which was the Company’s only subsidiary, the Company no longer presents consolidated financial statements.

As of December 31, 2020 (Transaction date)
Current assets
Cash and cash equivalents	3,687
Trade receivables	384
Other accounts receivables	220
Inventories	2,993
Recoverable taxes	570
Other current assets	130
7,984
Assets held for sale	30

Total current assets	8,014
Non-current assets
Related parties	82
Restricted deposits for legal proceedings	3
Other non-current assets	171
Investments	480
Investment properties	3,639
Property, plant and equipment	10,504
Intangible assets	4,051
Total non-current assets	18,930
Total assets	26,944

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Current liabilities
Trade payable	6,449
Borrowings and financing	1,051
Payroll and related taxes	375
Lease liabilities	377
Related parties	77
Taxes and social contributions payable	288
Acquisition of non-controlling interest	636
Deferred revenues	200
Dividends payable	40
Other current liabilities	236
Total current liabilities	9,729
Non-current liabilities
Borrowings and financing	520
Deferred income tax and social contribution	883
Provision for legal proceedings	139
Lease liabilities	2,039
Other non-current liabilities	39
Total non-current liabilities	3,620
Shareholders´ equity
Total shareholders´ equity	13,595
Total Liabilities and Shareholders´ equity	26,944

1.4	Sale and Leaseback Transaction

On July 19, 2021, the Company entered into the “Private Instrument of Commitment of Real Estate Investment, Commitment of Purchase and Sale of Real Estate and Incorporation of Real Right of Surface, Under Suspensive Conditions and Other Covenants” (the “Instrument”) with an investment fund managed by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda. The purpose of the Instrument is the sale, development and lease of five properties of the Company located in the States of São Paulo, Rio de Janeiro and Rondônia.

The transaction includes the sale of five properties, over which construction and real estate development project should be carried out. The total sales price to be received by the Company is R$364. The sales price and cost amount of the construction of the properties will be the basis for defining the final amount of the properties' monthly rents. The assets transferred to "assets held for sale" was in amount of R$349 (see note 14.3).

The Company concluded the sale of three of these properties during 2021 in a total amount of R$209. The amount of R$192 was partially received, and the remaining balance of R$17 will be received upon completion of the work in progress in 2022. As of December 31, 2021, the balance of assets held for sale referring to the two remaining properties was R$147 (see note 29). In relation to the two properties, the amount of $68 was received in advance. However, as the conditions precedent to close the sale were not fulfilled, this amount was recorded as deferred revenues (see note 20).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.5	Conversion of Extra Hiper stores into Assaí stores

On October 14, 2021, the Board of Directors of the Company and GPA approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores which will be operated by the Company under the ASSAÍ brand (“Extra Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements” (the “Agreement”), governing the transfer to the Company the exploitation rights of up to 70 commercial points located in several states in Brazil and the Federal District (17 properties owned by GPA and 53 properties owned by third parties), currently operated by GPA for a total amount of up to R$3,973, to be paid by the Company, in installments between December 2021 and January 2024, adjusted by CDI + 1.2% per year, which may also involve the acquisition by the Company of some store equipment.

The closing of the Extra Transaction is subject to the fulfillment of certain conditions, including, but not limited to, obtaining the consent of the property owners and demobilization of the stores by GPA. The deadline to complete the assignment of all commercial points to the Company is May 31, 2022, and this transaction is not subject to the approval by the antitrust authorities.

On December 29, 2021, following the completion of the necessary conditions precedent, the Company and GPA signed an agreement for the purchase and sale of 20 commercial rights (6 properties owned by GPA and 14 properties owned by third parties) and property, plant and equipment (lands and buildings) of 6 properties owned by GPA in the total amount of R$1,201, located in the states of Paraná, São Paulo, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and the Federal District, (see notes 11.1 and 15). At the same date the Company paid the amount of R$1,000 to GPA related to these acquisitions. The 6 properties owned by GPA are classified as held for sale, for an amount of R$403 (see note 29).

Contemporaneously, on February 25, 2022, GPA and the Company sold the 17 owned properties (11 owned by GPA and 6 properties acquired by the Company) with a total sale price of up to R$1,200, to a real estate fund ("Fund") with the intervention and guarantee of the Company.

On March 31, 2022, the Company concluded the assignment of the exploration rights of 60 properties (20 properties as of December 31, 2021 and 40 properties in the period ended March 31, 2022). The expectation for completion of the other 10 properties is by the end of May 2022.

The Company incurred expenses with legal fees, appraisal reports and due diligence, related to the operation, and these expenses were recorded in “Other operating income and expenses” in the statement of operations (see note 25).

1.6	Impacts of the pandemic on the Company’s financial statements

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

In this regard, the Company fully analyzed its financial statements, in addition to updating the analyses of going concern. Below are the key topics analyzed:

·	The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2021, and no significant reductions were seen in revenues, and in other items of the statement of operations to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests (see note 14.1). The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2021. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 31, 2020), and the cash flows to exceed three years are extrapolated, applying a growth rate of 6.60% on December 31, 2021 (4.62% on December 31, 2020). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets;
·	The Company analyzed the collection of balances of accounts receivable from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions, in addition to those already recorded;
·	Concerning inventories, the Company does not foresee the need to make a market price adjustment;
·	Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;
·	At this point, the Company does not foresee additional funding; and
·	Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant and are highlighted in note 25 – Other operating expenses, net.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, there are no effects that should be recorded in the Company’s financial statements, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts of the pandemic and make the necessary disclosures.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

1.7	Going concern analysis

The management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly, even in the face of the pandemic COVID-19 (see note 1.6). Therefore, the management is not aware of any material uncertainty that could indicates significant doubts about its ability to continue operating. The financial statements has been prepared based on the assumption of business continuity.

1.8	Possible impacts of the military conflict between Russia and Ukraine

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country at this time, the current military conflict, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the conflict between Russia and Ukraine and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

While the precise effect of the ongoing military conflict and global economies remains uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

As of December 31, 2021, we did not operate in these countries. The Company will continue to monitor the ongoing status and developments of the conflict and its potential impacts over its operations. No relevant accounting impact was identified until the date of authorization for issuance of these financial statements.

2	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared on a historical cost basis except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the financial statements is being evidenced by and corresponds to that used by Management in the administration of the Company.

The financial statements are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The financial statements have been prepared on a going concern basis.

The financial statements for the fiscal year ended December 31, 2021, 2020 and 2019 were approved by the Board of Directors on May 2, 2022.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

In the consolidated financial statements, Sendas Distribuidora consolidates all its subsidiary and reports non-controlling interests in a separate line item in shareholders’ equity and statements of operations (see note 31). As of December 31, 2021, there were no consolidated subsidiaries.

3	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s financial statements.

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

3.2	Classification of assets and liabilities as current and non-current

The Company presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is current when it is:

·	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods;
·	held primarily for the purpose of trading;
·	expected to be realized within twelve months after the reporting period; or
·	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

All other assets are classified as non-current.

A liability is current when it is:

·	expected to be settled within twelve months from the end of the reporting periods;
·	held primarily for the purpose of trading;
·	due to be settled within twelve months after the reporting period;
·	there is no unconditional right to defer the settlement of the liability for at least twelve months after; or
·	the reporting period are classified as current liabilities.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are classified as “non-current” and presented net when appropriate in accordance with the provisions of IAS 12.

3.3	Transactions between entities under common control

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

3.4	Joint Venture

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

Under the equity method, the investment in a joint venture is initially recognized at cost.

3.5	Tax incentive reserve

Tax incentive reserve is recognized when there is reasonable assurance that the entity will comply with all conditions established and related to the grant and that the grant will be received. When the benefit relates to an expense item, it is recognized as revenue over the period of the benefit systematically in relation to the respective expenses for whose benefit it is intended to offset. When the benefit relates to an asset, it is recognized as deferred revenue in liabilities and on a systematic and rational basis over the useful life of the asset.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

3.6	Discontinued operation

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

i)	represents a separate major line of business or geographical area of operations;
ii)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
iii)	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations, being presented as a single amount in the result after taxes from discontinued operations in the statement of operations (see note 31).

All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

3.7	Dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends prescribed in the bylaws. Any amount exceeding this minimum is recorded only on the date on which such additional dividends are approved by the Company’s shareholders (see note 22.2).

3.8	Cash flow, interest payments

The interest payments on borrowing and finance settled by the Company are being disclosed in the financing activities and is included with payments on related borrowing and finance, and lease payment. The total of interest payment on December 31, 2021 was R$406 (R$549 on December 31, 2020 and R$116 on December 31, 2019).

4	Restated of earnings per share

The earnings per share for the year ended on December 31, 2020 and 2019 has been restated due to the one-to-five share split on August 11, 2021, in accordance with IAS 33 – Earnings per share. See note 27.

5	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and published standards effective from 2019
5.1	Amendments to IFRSs and new interpretations of mandatory application starting at 2021, 2020 and 2019

The Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2019. The main new standards adopted are the following:

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

The Company adopted IFRS 16 using the full retrospective method of adoption, with the date of application of January 1, 2019, with retrospective effect from January 1, 2017.
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

01/01/2019
Amendments to IFRS 3 – Business Combinations (*)	The amendments to IFRS 3 clarify that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input of resources and a substantive process that, together, contribute significantly to the ability to generate output of resources.	01/01/2020
IAS 1: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2020
Amendments to IAS 39, IFRS 7 and IFRS 9: Reference Interest Rate Reform	The amendments to Pronouncements IAS 39, IFRS 7 and IFRS 9 provide exemptions that apply to all protection relationships directly affected by the reference interest rate reform. A protective relationship is directly affected if the reform raises uncertainties about the period or the value of cash flows based on the reference interest rate of the hedge object item or hedge instrument.	01/01/2020
Review of Conceptual Framework	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
IFRS 16: Benefits provided to lessees in connection with the COVID-19 pandemic	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Lessee under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Published on 07/07/2020)

(*) Applicable for acquisitions concluded after January 1, 2020.

The adoption of these standards did not result in a material impact on the Company’s financial statements, except by the impacts of IFRS 16 - Leases.

5.2	New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company has not yet adopted these new and amended standards and interpretations.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Accounting pronouncement	Description	Effective for annual periods beginning on or after
Amendments to IAS1: Classification of liabilities as current and non-current and disclosure of accounting policies

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

- The amendments are to help entities disclose accounting policies that are more useful by replacing the requirement for disclosure of significant accounting policies for material accounting policies.

01/01/2023
Amendments to IAS8: Definition of accounting estimates

Introduce the definition of 'accounting estimate'. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates.

01/01/2023

It is not expected that the adoption of these standards will result in significant impacts on the financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the financial statements.

6	Significant accounting judgments, estimates, and assumptions

The preparation of the financial statements requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following notes to these financial statements:

•	Impairment: Notes 8.3,14.1, 15.1 and 15.2.
•	Inventories: inventory allowance: Note 9.
•	Recoverable taxes: Expected realization of tax credits: Note 10.
•	Business combination: estimates of fair value of assets and liabilities acquired in a business combination and resulting goodwill: Note 13.
•	Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives: Note 17.10.
•	Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 18.
•	Leasing operations: determination of the lease term, and incremental interest rate: Note 19.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•	Income tax and social contribution: Provisions based on reasonable estimates: Note 21.
•	Share-based payments: Estimate of fair value of operations based on a valuation model: Note 22.5.

7	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

	As of December 31,
	2021	2020
Cash and bank accounts – Brazil	74	64
Cash and bank accounts – Abroad (*)	25	29
Financial investments – Brazil (**)	2,451	3,439
	2,550	3,532
(*)	As of December 31, 2021, the Company had funds held abroad, being R$25 in US Dollars (R$24 in US dollars and R$5 in Colombian pesos on December 31, 2020).
(**)	As of December 31, 2021, the financial investments correspond to repurchase and resale agreements, with a weighted average interest rate of 109.64% of CDI – Interbank Deposit Certificate (Weighted average interest rate 96.96% of CDI on December 31, 2020) and that mature in less than 90 days, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

8	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sales price, and are subsequently measured as follows: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

The Company estimates a provision for expected credit losses, which is based on a quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering assumptions relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue of trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, applying the practical expedient by adopting a matrix of losses for each level of maturity.

The balance of trade receivables is disclosed net of the provision for expected losses in the balance sheet.

Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when no payment is received after 180 days of their maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Notes	2021	2020

Credit card companies	8.1	75	62
Credit card companies with related parties	11.1	24	17
Sales ticket and payment slips	8.2	118	77
Trade receivables with related parties	11.1	31	10
Trade receivables with suppliers/payment slips		23	20
		271	186
Provision for expected credit losses	8.3	(6)	(4)
		265	182

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
2021	271	269	1	—	—	1
2020	186	181	2	—	—	3

8.1	Credit card companies

The Company, through its cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

8.2	Sales ticket and payment slips

Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$56 (R$36 on December 31, 2020); and (ii) payment slips R$62 (R$41 on December 31, 2020).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

8.3	Provision for expected credit losses

	For the year ended December 31,
	2021	2020	2019

At the beginning of the year	(4)	(32)	(4)
Additions	(15)	(56)	—
Reversals	13	5	—
Write off trade receivables	—	42	—
Discontinued operations	—	43	—
Foreign currency translation adjustment	—	(6)	—
Business combination	—	—	(28)
At the end of the year	(6)	(4)	(32)

9	Inventories

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

		As of December 31,
	Notes	2021	2020
Stores		3,955	3,416
Distribution centers		878	818
Commercial agreements	9.1	(416)	(444)
Allowance for loss on inventory obsolescence and damages	9.2	(37)	(51)
		4,380	3,739

9.1	Commercial agreements

The Company records rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. On December 31, 2021, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$416 (R$444 on December 31, 2020).

9.2	Allowance for loss on inventory (obsolescence and damages)

	For the year ended December 31,
	2021	2020	2019
At the beginning of the year	(51)	(61)	(34)
Additions	(315)	(16)	(5)
Reversals	13	3	—
Discontinued operations	—	28	—
Foreign currency translation adjustment	—	(5)	—
Business combinations	—	—	(22)
Write-offs	316	—	—
At the end of the year	(37)	(51)	(61)

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

10	Recoverable taxes

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

		As of December 31,
	Notes	2021	2020

State tax credits – ICMS	10.1	1,153	1,311
Social Integration Program and Contribution for Social Security Financing - PIS/COFINS	10.2	370	141
Social Security Contribution - INSS	10.3	54	36
Income tax and social contribution	10.4	61	144
Others		8	2
Total		1,646	1,634
Current		876	768
Non-current		770	866

10.1	ICMS - State VAT tax credits

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

To supply its stores, the Company maintains distribution centers strategically located in certain states and the Federal District, which receive goods with the ICMS of the entire commercial chain already prepaid (by force of tax replacement) by suppliers or the Company and its subsidiaries, and then, goods are sent to locations in other States. This interstate remittance entitles the Company to a refund reimbursement of prepaid ICMS, the ICMS of commercial chain paid upon acquisition is converted into a tax credit to be refunded, pursuant to each State’s laws.

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

With respect to credits that cannot yet be immediately offset, the Company's management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. As of December 31, 2021, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below.

Year	Amounts
In 1 year	402
From 1 to 2 years	263
From 2 to 3 years	277
From 3 to 4 years	84
From 4 to 5 years	32
More than 5 years	95
Total	1,153

10.2	PIS and COFINS credit

On May 15, 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

In 2021, in line with the final decision, the Company processed the calculation in accordance with the rules defined by the STF and definitively recorded its right in the amount of R$216 (R$175 in net revenue and R$41 in financial result, arising from monetary correction), contemplating the period covered by the lawsuit from 2008 to 2016. These credits, as soon as authorized by the Federal Revenue, can be monetized. The Company estimates that such credits will be realized by December 2022.

Currently, the Company, based on the favorable judgment of the STF, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis based on the same assumptions mentioned above.

10.3	STF Judgment– INSS

On August 28, 2020, the STF recognized as constitutional the incidence of social security charges (INSS) on the additional one-third of vacation payment. The Company has been monitoring the progress of these issues involving unconstitutionality in social security contributions, and together with its legal advisors, concluded that the elements to date do not impact the recoverability of the respective credits of INSS credits recorded in the amount of R$11 on December 31, 2021 (R$11 on December 31, 2020).

10.4	Recoverable Income Tax and Social Contribution

On September 27, 2021, the STF unanimously recognized the unconstitutionality of the offer to the taxation of Corporate Income Tax (IRPJ) and, to the Social Contribution on Net Income (CSLL), on the SELIC rate received by the taxpayer in the repetition of undue payment tax.

Based on this decision, the Company analyzed the comprehensive judicial period from 2013 to 2021, carrying out a survey of monetary adjustments that were offered to taxation by adding the calculation basis at the time. On December 31, 2021, the Company recorded the amount of R$85, of which: i) R$53 arising from credit to be used, as soon as the Company's individual action becomes final and unappealable; ii) R$28 arising from the reversal of deferred income tax and social contribution liabilities; and iii) R$4 in the financial result, arising from monetary correction.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

11	Related Parties

11.1	Balances and related party transactions

	Assets balance				Liabilities balance
	Clients		Other assets		Suppliers		Other liabilities
	2021	2020	2021	2020	2021	2020	2021	2020
Controlling shareholder
Wilkes Participações S.A. (i)	—	—	—	—	—	—	2	—
Euris (ii)	—	—	—	—	—	—	1	—
Casino Guichard Perrachon (iii)	13	10	—	—	—	—	—	—
	13	10	—	—	—	—	3	—
Other related parties
GPA (iv)	18	—	100	168	8	—	365	41
Compre Bem	—	—	—	—	—	—	—	—
Greenyellow (v)	—	—	—	—	—	—	—	—
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (vi)	24	17	14	10	14	11	—	—
	42	17	114	178	22	11	365	41
Total	55	27	114	178	22	11	368	41

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Transactions
	Purchases			Revenue (Expenses)
	2021	2020	2019	2021	2020	2019
Controlling shareholder
Wilkes Participações S.A. (i)	—	—	—	(6)	—	—
Euris (ii)	—	—	—	(1)	—	—
Casino Guichard Perrachon (iii)	—	—	—	(35)	(19)	2
	—	—	—	(42)	(19)	2
Other related parties
GPA (iv)	—	—	1	(137)	(183)	(162)
Compre Bem	—	1	13	(1)	3	(3)
Greenyellow (v)	—	—	—	(26)	(47)	1
Puntos Colombia	—	—	—	—	(114)	(13)
Tuya	—	—	—	—	24	21
Others	—	—	—	—	(2)	(3)
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (vi)	—	—	—	15	—	—
	—	1	14	(149)	(319)	(159)
Total	—	1	14	(191)	(338)	(157)

The related-party transactions are carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

(i)	Wilkes Participações S.A.: reimbursement of personnel expenses, equipment rental and maintenance.
(ii)	Euris: reimbursement of expenses according to cost sharing contracts (expenses with personnel, expatriates, maintenance, marketing and rent).
(iii)	Casino: (i) Agency Agreement entered into between GPA, the Company, and Groupe Casino Limited on July 25, 2016, as amended, to regulate the rendering of global sourcing services (global suppliers prospecting and purchasing intermediation) by Casino and reimbursed by Groupe Casino Limited to the Company to recover the reduced gain margins due to Company’s promotions at its stores; (ii) Agency Agreement: entered into between GPA, the Company, and Casino International S.A. on December 20, 2004, as amended, for the Company’s representation in the business negotiation of products to be acquired by the Company with international suppliers.
(iv)	GPA: (i) Separation Agreement: entered into between the Company and GPA on December 14, 2020, in which the companies undertake to indemnify each other for events that may arise as a result of the corporate reorganization (see note 1.3); and (ii) Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements: entered into between the Company and GPA on December 16, 2021 for the acquisition of commercial rights. On December 31, 2021, the Company recorded and intercompany liability for an amount of R$201 referring to the acquisition of 20 commercial points (see note 1.5).
(v)	Greenyellow: agreement with the Company to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at ASSAÍ stores; and contracts with the Company for the purchase of energy sold on the free market.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

(vi)	FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to legal proceeding under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

11.2	Management compensation

Expenses related to the statutory executive board compensation recorded in the Company’s statement of operations is as follows (amounts expressed in thousands reais):

	Base salary (i)			Variable compensation (i)			Stock option plan			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Board of director	25,533	—	—	—	—	—	7,111	—	—	32,644	—	—
Executive officers	20,241	12,963	15,360	14,485	7,027	8,421	7,632	4,877	5,684	42,358	24,867	29,465
Fiscal council	331	—	—	—	—	—	—	—	—	331	—	—
	46,105	12,963	15,360	14,485	7,027	8,421	14,743	4,877	5,684	75,333	24,867	29,465

(i)	Short-term benefit.

The stock option plan refers to the Company’s executives holding GPA shares. The related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s management.

12	Investment in joint venture

The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not tested for impairment separately.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

The details of the Company's joint venture are shown below:

			Participation in investments - %
			2021	2020
Group	Company	Country	Company
Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participação S.A.	Brazil	50.00	50.00

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

As described in note 1.3, the Company engaged in the Exchange Transaction in which the Company received 50% interest in Bellamar, an entity that holds 35.76% of FIC’s capital stock. As a result, the Company holds 17.88% indirect interest in FIC.

FIC is a Brazilian company that operates financial services in the Company stores and GPA’s stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years. The FIC is operated by Itaú Unibanco that hold 50% of the shares of FIC.

The Company initially accounted for the investment in Bellamar at its fair value of R$769 which included the investment in FIC also at fair value. The fair value of investment in FIC was determined by an independent appraisal.

Breakdown

Amount
As of December 31, 2019	320
Equity accounting	27
Capital Increase	51
Equity on other comprehensive income	82
Discontinued operations (note 1)	(480)
Corporate restructuring (note 1)	769
As of December 31, 2020	769

Amount
As of December 31, 2020	769
Share of profit of associates	47
Dividends received	(11)
Dividends receivable	(16)
As of December 31, 2021	789

12.1	Allocation of the acquisition price

In the first half 2021, the Company concluded the allocation of the acquisition value corresponding to the 17.88% participation in FIC of R$769. FIC's identifiable assets and liabilities are demonstrated in the table below.

Assets acquired and liabilities assumed

The fair value of FIC's identifiable assets and liabilities on December 31, 2020 (acquisition date) are demonstrated as follows:

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Assets
Cash and cash equivalents	29
Marketable securities	22
Credit operations	6,213
Other credits	98
Other receivables	3
Other credits, non-current	265
Property, plant and equipment and intangible assets	2,170
Investments	47
8,847
Liabilities
Deposits	(790)
Interfinancial relations	(2,457)
Other liabilities	(2,256)
(5,503)
Total fair value of identifiable net assets	3,344
Company's participation	17.88%
Fair value of investment acquired	599
Acquisition price	769
Fair value of investment acquired	(599)
Goodwill	170

13.	Business combination

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that are expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

When goodwill is part of a cash-generating unit and part of the operation of this unit is sold, the goodwill related to the part is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation to the total of the cash-generating unit which was retained.

13.1	Acquisition of Éxito Group - Colombia

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

The transaction also involved the acquisition by Casino of Éxito’s indirect equity interest in GPA at the price of R$113 per share, which was approved on September 12, 2019, by the Board of Directors and Éxito’s general shareholders’ meeting.

Since the Company was exposed to Colombian pesos (“COP”) during the tender offer, on July 24, 2019, the finance committee approved a cash flow hedge, via NDFs (Non-Deliverable Forward) to mitigate such exposure.

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

Business combinations under common control are not under the scope of IFRS 3, Business Combinations (“IFRS 3”). IFRS gives no guidance on the accounting for these types of transactions but requires that entities develop an accounting policy for them. The Company opted to apply the acquisition method of accounting following the guidance of IFRS 3 as it has concluded that the acquisition of Éxito had a commercial substance. This is because the acquisition price was offered through a public tender offer in cash, in which the same price was offered and paid to all the holders of Éxito shares, including Casino.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Context of the acquisition

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

Fair values of identifiable assets acquired and liabilities assumed

The fair value of identifiable assets acquired and liabilities assumed from Exito, on the acquisition date, are as follows:

Fair value as of November 27, 2019
Assets
Cash and cash equivalentes	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other noncurrent assets	111
Investments in associates	316
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

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

Schedule of goodwiill identified

Fair value of net assets acquired	11,764
(-) Fair value of non-controlling interest	(2,558)
9,206
Total consideration transferred for the acquisition of Éxito Group	9,371
Goodwill resulting from acquisition of Éxito Group	165

Goodwill is disclosed in the balance sheet as intangible assets and it is not deductible for tax purposes, except on the sale of the investment.

The acquisition related cost was R$124 and is recognized in “other operating expenses”.

On December 31, 2020 Éxito was distributed to GPA, under the Transaction and it is presented as discontinued operation in the financial statements (see note 1.3).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

14	Property, plant and equipment

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

Asset Category	Average annual depreciation rate in %
Buildings	2.78
Leasehold improvements	4.28
Machinery and equipment	12.05
Facilities	6.94
Furniture and appliances	11.36

Property, plant and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2021 and no significant changes were deemed necessary.

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

14.1	Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s or cash-generating unit’s recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired, and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in note 15.1.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

14.2	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property, plant and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

•	Step 1: the carrying amounts of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.
•	Step 2: The Company considered the highest value between: a) the discounted cash flows of stores using sales growth average of 6.60% in 2021 (5.62% in 2020) for period exceeding the next five years and a discount rate of 10.40% in 2021(9.80% in 2020) and; b) appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired on December 31, 2021 and 2020 and concluded that the recognition of an impairment loss was not needed.

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

14.3	Property, plant and equipment rollforward

	As of December 31, 2020	Additions	Lease modification	Write-off	Depreciation	Transfer and others (i)	As of December 31, 2021
Land	481	207	—	(2)	—	(116)	570
Buildings	609	258	—	(4)	(15)	(192)	656
Improvements	2,598	1,161	—	(1)	(182)	20	3,596
Equipment	635	307	—	(1)	(128)	15	828
Facilities	269	118	—	(1)	(25)	1	362
Furnitures and appliances	340	110	—	(2)	(53)	21	416
Constructions in progress	78	266	—	—	—	(109)	235
Others	37	6	—	—	(14)	8	37
Subtotal	5,047	2,433	—	(11)	(417)	(352)	6,700
Lease - right of use:
Buildings	2,423	885	628	(92)	(244)	4	3,604
Equipment	6	16	—	—	(5)	(1)	16
Subtotal	2,429	901	628	(92)	(249)	3	3,620
Total	7,476	3,334	628	(103)	(666)	(349)	10,320

(i) In 2021, presents the transfer between fixed assets to “assets held for sale”, in amount of R$349 (see note 1.4).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2019	Additions	Lease modification	Write-off	Depreciation	Transfer and others (ii)	Conversion adjustment to reporting currency	Corporate restructuring (Note 1.3)	Discontinued operation	As of December 31, 2020
Land	2,766	61	—	(32)	—	(70)	541	146	(2,931)	481
Buildings	3,829	78	—	(85)	(121)	(139)	704	—	(3,657)	609
Improvements	2,207	694	—	(71)	(189)	293	70	(4)	(402)	2,598
Equipment	1,242	227	—	(28)	(260)	84	151	(1)	(780)	635
Facilities	330	58	—	(6)	(32)	(16)	8	—	(73)	269
Furnitures and appliances	601	78	—	(15)	(128)	58	66	—	(320)	340
Constructions in progress	140	344	—	(7)	—	(318)	18	—	(99)	78
Others	42	8	—	—	(16)	12	—	(2)	(7)	37
Subtotal	11,157	1,548	—	(244)	(746)	(96)	1,558	139	(8,269)	5,047
Lease - right of use:
Buildings	3,449	1,217	628	(588)	(501)	2	403	(4)	(2,183)	2,423
Equipment	43	23	(7)	(1)	(15)	3	9	—	(49)	6
Land	3	—	—	—	—	—	—	—	(3)	—
Subtotal	3,495	1,240	621	(589)	(516)	5	412	(4)	(2,235)	2,429
Total	14,652	2,788	621	(833)	(1,262)	(91)	1,970	135	(10,504)	7,476

(ii)	In 2020, presents: (a) the capital contribution through GPA’s real state in the amount of R$223; and (b) the transfer of fixed assets to “assets held for sale” in amount of R$380.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2018	Additions	Additions from business acquired	Lease modification	Write-off	Depreciation	Transfer and others	Currency translation adjustment	As of December 31, 2019
Land	348	76	2,277	—	—	—	25	40	2,766
Buildings	583	231	2,935	—	—	(25)	56	49	3,829
Improvements	1,733	553	334	—	(302)	(123)	12	—	2,207
Equipment	416	232	672	—	(20)	(93)	25	10	1,242
Facilities	221	66	64	—	(1)	(20)	2	(2)	330
Furnitures and appliances	226	81	300	—	(8)	(40)	36	6	601
Constructions in progress	39	69	154	—	(3)	—	(122)	3	140
Others	29	4	6	—	—	(11)	14	—	42
Subtotal	3,595	1,312	6,742	—	(334)	(312)	48	106	11,157
Lease - right of use:
Buildings	1,053	670	1,727	138	(28)	(140)	(3)	32	3,449
Equipment	7	15	25	—	—	(5)	(1)	2	43
Land	—	—	3	—	—	—	—	—	3
Subtotal	1,060	685	1,755	138	(28)	(145)	(4)	34	3,495
Total	4,655	1,997	8,497	138	(362)	(457)	44	140	14,652

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

14.4	Breakdown

	As of December 31,
	2021			2020
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	570	—	570	481	—	481
Buildings	767	(111)	656	704	(95)	609
Improvements	4,387	(791)	3,596	3,203	(605)	2,598
Equipment	1,373	(545)	828	1,061	(426)	635
Facilities	472	(110)	362	354	(85)	269
Furnitures and appliances	635	(219)	416	513	(173)	340
Construction in progress	235	—	235	78	—	78
Others	115	(78)	37	101	(64)	37
	8,554	(1,854)	6,700	6,495	(1,448)	5,047
Finance lease				—	—
Buildings	4,566	(962)	3,604	3,205	(782)	2,423
Equipment	61	(45)	16	47	(41)	6
	4,627	(1,007)	3,620	3,252	(823)	2,429
Total Property, plant and equipment	13,181	(2,861)	10,320	9,747	(2,271)	7,476

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

14.5	Capitalized borrowing costs

Capitalized borrowing costs for the year ended December 31, 2021 were R$38 (R$12 on December 31, 2020 and R$11 on December 31, 2019). The rate used for the capitalization of borrowing costs was 117.70% (150.67% on December 31, 2020 and 136.11% on December 31, 2019) of CDI, corresponding to the effective interest rate of loans taken by the Company.

14.6	Additions to property, plant and equipment for cash flow presentation purpose are as follows:
	2021	2020	2019
Additions	3,334	2,788	1,997
Leases	(901)	(1,241)	(685)
Capitalized interest	(38)	(12)	(11)
Financing of property, plant and equipment – Additions	(2,284)	(1,437)	(1,217)
Financing of property, plant and equipment – Payments	2,120	1,464	1,273
Total	2,231	1,562	1,357

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

14.7	Other information

On December 31, 2021, the Company recorded in the cost of sales and services the amount of R$49 (R$34 on December 31, 2020 and R$29 on December 31, 2019), relating to the depreciation of machinery, building and facilities of distribution centers.

15	Intangible Assets

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 13.22%, and amortization starts when they become operational.

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

Intangible assets other than goodwill with indefinite useful live include tradenames and commercial rights.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of operations in the year the asset is derecognized.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2020	Additions	Amortizations	Write-off	Transfers	As of December 31, 2021

Goodwill	618	—	—	—	—	618
Softwares	70	21	(14)	(1)	(1)	75
Commercial rights (i)	310	833	(7)	—	—	1,136
Tradename	39	—	—	—	—	39
Subtotal	1,037	854	(21)	(1)	1	1,868
Lease - right of use: Assets and rights	—	18	—	—	1	19
Subtotal	—	18	—	—	1	19
	1,037	872	(21)	(1)	—	1,887

(i)	Includes commercial rights related to 20 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$798 (see note 1.5).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2019	Additions	Amortizations	Write-off	Conversion adjustment to reporting currency	Transfers	Discontinued operation	As of December 31, 2020

Goodwill	787	—	—	—	38	1	(208)	618
Softwares	134	72	(40)	(1)	20	—	(115)	70
Commercial rights	313	6	(8)	—	(1)	—	—	310
Tradename	3,054	—	—	—	713	—	(3,728)	39
	4,288	78	(48)	(1)	770	1	(4,051)	1,037

	As of December 31, 2018	Additions	Business combination	Amortizations	Exchange rate changes	As of December 31, 2019
Goodwill	618	—	165	—	4	787
Software	60	28	60	(15)	1	134
Commercial rights	296	24	1	(8)	—	313
Tradename	39	—	2,949	—	66	3,054
	1,013	52	3,175	(23)	71	4,288

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
	2021			2020
	Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

Goodwill	871	(253)	618	1,741	(1,123)	618
Softwares	133	(58)	75	126	(56)	70
Commercial rights	1,160	(24)	1,136	327	(17)	310
Tradename	39	0	39	39	0	39
	2,203	(335)	1,868	2,233	(1,196)	1,037
Lease - right of use:
Assets and rights	28	(9)	19	—	—	—
Total of intangible assets	2,231	(344)	1,887	2,233	(1,196)	1,037

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
15.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 14.1.

On December 31, 2021, the Company revised the business plan used to assess impairment for Cash Generating Units (CGUs) in Brazil. The Company calculated the value in use, based on cash projections from financial budgets, which were reviewed and approved by Management for the next three years, considering the assumptions updated as of December 31, 2021. The discount rate applied to cash flow projections was 10.40% on December 31, 2021 (9.80% on December 31, 2020), and cash flows that exceed the three years period are extrapolated using a growth rate of 6.60% on December 31, 2021 (4.57% on December 31, 2020). As a result, there was no need to record a provision for impairment. See considerations regarding the effects of the COVID-19 pandemic in note 1.6.

15.2	Commercial rights

Commercial rights are the right to operate stores.

As of December 31, 2021, management concluded that commercial rights are recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a define useful life are tested for impairment using the same assumptions for the Company's impairment test (see note 14.2), following the lease agreement terms.

15.3	Additions to intangible assets for cash flow presentation purpose are as follows

	2021	2020
Additions	872	25
Other	(18)	—
Total	854	25

16	Trade payables, net

		As of December 31,
	Notes	2021	2020
Product suppliers	16.1	6,422	5,450
Service providers		74	85
Service providers - related parties	11.1	22	11
Bonuses from suppliers	16.2	(576)	(488)
Total		5,942	5,058

16.1	Agreements among suppliers, the Company, and banks

The Company entered into certain agreements with financial institutions in order to anticipate the payment of their receivables from the Company arising from the sale of goods and services.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

These transactions are considered to have a commercial characteristic, since there are no changes to the original terms of the accounts payables of the Company in relation to amount and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

16.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

17	Financial instruments

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

17.1	Classification and measurement of financial assets and liabilities

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
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

•	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.
•	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.
•	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

The measurement of financial liabilities depends on their classification, as described below:

•	Financial liabilities at fair value through income: Includes financial liabilities for trading and financial liabilities designated on initial recognition at fair value through income. Gains or losses on trading liabilities are recognized in the statement of operations.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

•	Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

17.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights of cash flows receivables expire; and
•	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

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

17.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

17.4	Derivative financial instruments

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges:

·	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and
·	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3, whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

17.5	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

·	The effective portion of the gain or loss on the hedge instrument is recognized directly in shareholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.
·	Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in statement of operations.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)
·	Amounts recorded in other comprehensive income are immediately transferred to the statement of operations together with the hedged transaction by affecting the statement of operations, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.
·	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).
·	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in shareholders’ equity are transferred to the statement of operations. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the statement of operations.

17.6	Impairment of financial assets

The impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to IFRS 9, provisions for losses are measured at one of the following bases:

·	Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.
·	Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.
·	Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

The Company considers a financial asset in default when:

·	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or
·	the financial asset is more than 90 days overdue.

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

·	Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

·	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.
·	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

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

·	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

·	Level of credit risk and loss history for wholesale clients and property lease; and
·	Status of default risk and loss history for credit card companies and other clients.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amounts
	Notes	2021	2020
Financial assets
Amortized cost
Related parties - assets	11.1	114	178
Accounts receivable and other accounts receivable		169	117
Fair value through income
Cash and cash equivalents	7	2,550	3,532
Financial instruments - fair value hedge- long position	17.12.1	32	68
Fair value through other comprehensive income
Accounts receivable with credit card companies and sales tickets		155	99
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities	11.1	(368)	(41)
Trade payables	16	(5,942)	(5,058)
Financing through acquisition of assets		(197)	(34)
Borrowings and financing	17.12.1	(1,210)	(897)
Debentures	17.13	(6,446)	(6,599)
Lease liabilities	19.2	(4,051)	(2,776)
Fair value through income
Borrowings and financing, including derivatives	17.12.1	(341)	(335)
Financial instruments - Fair value hedge - short position	17.12.1	(36)	—
Net exposure		(15,571)	(11,746)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.10.

17.7	Considerations on risk factors that may affect the businesses of the Company

17.7.1	Credit Risk
·	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.
·	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

17.7.2	Interest rate risk

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

17.7.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

17.7.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Company’s capital structure is as follows:

	As of December 31,
	2021	2020
Borrowings, financing and debentures	(8,033)	(7,831)
(-) Cash and cash equivalents	2,550	3,532
(-) Derivative financial instruments	32	68
Net debt	(5,451)	(4,231)
Shareholders´ equity	2,766	1,347
% Net debt over shareholders´ equity	197%	314%

17.7.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2021.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	529	1,347	9	1,885
Debentures	399	7,343	3,035	10,777
Derivative financial instruments	(73)	(284)	288	(69)
Lease liabilities	628	2,868	4,597	8,093
Trade payable	5,942	—	—	5,942
Total	7,425	11,274	7,929	26,628

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves in the six months ended on December 31, 2021. Therefore, certain balances are not consistent with the balances reported in the balance sheets.

17.8	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

On December 31, 2021, the notional amount of these contracts was R$1,888 (R$309 on December 31, 2020). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

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

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2021 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	Notional value		Fair value
	2021	2020	2021	2020
Swap with hedge accounting
Hedge purpose (debt)	1,888	309	1,869	335
Long position
Fixed rate	106	106	60	72
USD + Fixed	282	203	281	263
Hedge - CRI	1,500	—	1,528	—

Short position	(1,888)	(309)	(1,873)	(267)
Net hedge position	—	—	(4)	68

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2021, are recorded as financial revenues or expenses and the balance payable at fair value is R$4 (balance receivable of R$68 as of December 31, 2020). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2021, resulted in a loss of R$4, recorded under debt of cost, note 26 (gain of R$68 as of December 31, 2020 and gain of R$30 as of December 31, 2019).

17.8.1	Fair values of derivative financial instruments

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

17.9	Sensitivity analysis of financial instruments

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

For a probable scenario, the weighted exchange rate was R$6.17 on the due date, and the interest rate weighted was 11.40% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

					Market projections
Transactions	Notes	Risk(CDI Increase)	Carrying Amount	Balance at 2021	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing	17.12.1	CDI + 1.94% per year	1,551	(1,499)	155	118	82
Fixed rate swap contract (short position)	17.12.1	TR + 9.80% per year	(32)	(58)	(53)	(64)	(69)
Foreign exchange swap contract (short position)	17.12.1	CDI + 1.25% per year	36	(291)	(58)	(49)	(63)
Debentures	17.12.1	CDI + 1.48% per year	6,446	(6,523)	(1,163)	(1,378)	(1,593)
Total net effect (loss)			8,001	(8,371)	(1,119)	(1,373)	(1,643)

17.10	Fair value measurement

The Company discloses the fair value of financial instruments and other assets and liabilities measured or disclosed at fair value in accordance with IFRS 13. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The data used in fair value models is obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the financial statements:

	Carrying amount		Fair value
	2021	2020	2021	2020	Level
Trade receivables with credit cards companies and sales vouchers	155	99	155	99	2
Swaps of annual rates between currencies	(11)	57	(11)	57	2
Interest rate swaps	4	11	4	11	2
Interest rate swaps - CRI	3	—	3	—	2
Borrowings and financing (fair value)	(341)	(335)	(341)	(335)	2
Borrowings and financing (amortized cost)	(7,656)	(7,496)	(7,372)	(6,529)	2
	(7,846)	(7,664)	(7,562)	(6,697)

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2021.

Cross-currency and interest rate swaps and borrowings and financing are classified as level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

17.11	Position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

The outstanding derivative financial instruments are presented in the table below:

			As of December 31,
Description Risk	Notional (millions)	Due date	2021	2020
Debt
USD – BRL	US$ 50	2021	—	57
USD – BRL	US$ 50	2023	(11)	—
Debt
CRI – BRL	R$ 1,500	2028 and 2031	3	—

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 54	2027	2	5
Fixed rate x CDI	R$ 52	2027	2	6
Derivatives - Fair value hedge – Brazil			(4)	68

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.12	Borrowings and financing

17.12.1	Debt breakdown

		As of December 31,
	Weighted average rate	2021	2020
Current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.53% per year	194	1,864
Borrowing costs		(14)	(24)
Total debentures and promissory notes		180	1,840
Borrowings and financing in domestic currency

Working capital	TR + 9.80%	14	12
Working capital	CDI + 2.33% per year	419	9
Borrowing costs		(4)	(5)
Total domestic currency		429	16

In foreign currency
Working capital	CDI + 1.25% per year	1	264
Total foreign currency		1	264
Total of borrowings and financing		430	280

Derivative financial instruments
Swap contracts	CDI + 0.86% per year	(4)	(57)
Swap contracts	CDI + 1.35% per year	3	—
Total derivative financial instruments		(1)	(57)
Total current		609	2,063

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Weighted average rate	2021	2020
Non-current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.48% per year	6,329	4,780
Borrowing costs		(63)	(21)
Total debentures and promissory notes		6,266	4,759
Borrowings and financing in domestic currency

Working capital	TR + 9.80%	47	60
Working capital	CDI + 1.74% per year	800	901
Borrowing costs		(5)	(9)
Total domestic currency		842	952

In foreign currency
Working capital	CDI + 1.25% per year	279	—
Total foreign currency		279	—
Total of borrowings and financing		1,121	952

Derivative financial instruments
Swap contracts	CDI + 0.03% per year	(28)	(11)
Swap contracts	CDI + 1.35% per year	33	—
Total derivative financial instruments		5	(11)
Total non-current		7,392	5,700

Total		8,001	7,763

Current assets		4	57
Non-current assets		28	11
Current liabilities		613	2,120
Non-current liabilities		7,420	5,711

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.12.2	Rollforward

Amounts
Balance as January 1, 2019	726
Funding - working capital	9,395
Interest provision	246
Swap contracts	(16)
Mark-to-market	(46)
Exchange rate and monetary variation	(29)
Borrowing costs	21
Interest amortization	(116)
Principal amortization	(6,102)
Swap amortization	95
Swap amortization	4,527
Conversion adjustment to reporting currency	80
Balance as of December 31, 2019	8,781
Funding - working capital	2,852
Interest provision	486
Swap contracts	(60)
Mark-to-market	12
Exchange rate and monetary variation	57
Debt modification impact	71
Borrowing costs	42
Interest amortization	(549)
Principal amortization	(2,543)
Swap amortization	13
Conversion adjustment to reporting currency	172
Discontinued operations	(1,571)
Balance as of December 31, 2020	7,763
Funding - working capital	6,090
Interest provision	559
Swap contracts	39
Mark-to-market	31
Exchange rate and monetary variation	5
Debt modification impact	(71)
Borrowing costs	64
Interest amortization	(406)
Principal amortization	(6,075)
Swap amortization	2
Balance as of December 31, 2021	8,001

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.12.3	Schedule of non-current maturities

Maturity	Amounts
From 1 to 2 years	1,648
From 2 to 3 years	3,602
From 3 to 4 years	802
From 4 to 5 years	572
More than 5 years	836
Total	7,460

Borrowing Cost	(68)
Total	7,392

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

17.13	Debentures and promissory notes

				Date				As of December 31,
	Type	Issue amount	Outstanding Debentures (units)	Issuance	Maturity	Annual financial charges	Unit price (in Reais)	2021	2020
First Issue of Promissory Notes – 2nd series	non-preemptive right	50	1	7/4/2019	7/5/2021	CDI + 0.72% per year	52,998,286	—	53
First Issue of Promissory Notes – 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	56,087,744	57	53
First Issue of Promissory Notes – 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	56,087,744	281	267
First Issue of Promissory Notes – 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	56,087,744	225	214
First Issue of Promissory Notes – 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	56,087,744	225	213
First Issue of Debentures – 2nd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2021	CDI + 2.34% per year	876	—	1,762
First Issue of Debentures – 3rd series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2022	CDI + 2.65% per year	1,009	—	2,033
First Issue of Debentures – 4th series	non-preemptive right	2,000	200,000	9/4/2019	8/20/2023	CDI + 3.00% per year	1,005	—	2,049
Second Issue of Debentures – 1st series	non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,011	951	—
Second Issue of Debentures – 2nd series	non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,012	668	—
Second Issue of Promissory Notes – 1st series	non-preemptive right	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,368	1,285	—
Second Issue of Promissory Notes – 2nd series	non-preemptive right	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,368	1,286	—
Third Issue of Debentures – 1st series – CRI	non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,030	1,012	—
Third Issue of Debentures – 2nd series – CRI	non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,031	533	—

Borrowing Cost								(77)	(45)
								6,446	6,599
Current liabilities								180	1,840
Non-current liabilities								6,266	4,759

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

17.14	Borrowings in foreign currencies

As of December 31, 2021, the Company has loans in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebtness profile and make investments.

17.15	Guarantees

The Company has signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million, which can be executed upon failure of payment of the related loan.

17.16	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate on December 31, 2021 was 4.40% of CDI (2.76% on December 31, 2020).

17.17	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) net debt/EBITDA ratio should be lower than or equal to 3.0. As of December 31, 2021, the Company was in compliance with these ratios.

18	Provision for legal proceedings

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. The Company's policy is to record attorney’s fees upon success. In the explanatory notes, the amounts involved are disclosed for cases not yet concluded and with a possible chance of success.

In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2020	169	64	49	282
Additions	39	44	8	91
Reversals	(106)	(23)	(10)	(139)
Payments	—	(21)	(28)	(49)
Monetary correction	7	5	8	20
Balance as of December 31, 2021	109	69	27	205
Restricted deposits for legal proceedings	(65)	(45)	(2)	(112)
Net provision of judicial deposits	44	24	25	93

(	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2019	221	75	53	349
Additions	27	42	79	148
Reversals	(9)	(43)	(19)	(71)
Payments	(1)	(5)	(35)	(41)
Monetary correction	1	8	3	12
Conversion adjustment to reporting currency	18	2	4	24
Discontinued operation	(88)	(15)	(36)	(139)
Balance as of December 31, 2020	169	64	49	282

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2018	147	53	36	236
Additions	16	12	13	41
Reversals	(10)	(8)	(4)	(22)
Payments	(13)	(2)	(7)	(22)
Monetary correction	3	7	1	11
Business combinations	76	13	14	103
Exchange rate changes	2	—	—	2
Balance as of December 31, 2019	221	75	53	349

18.1	Tax claims

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

The provisioned amount on December 31, 2021, for these matters is R$109 (R$169 on December 31, 2020).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

18.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On December 31, 2021, the Company recorded a provision of R$69 (R$64 on December 31, 2020), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

18.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provisions for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On December 31, 2021, the provision for these lawsuits amounted to R$21 (R$23 on December 31, 2020), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On December 31, 2021, the provision for these lawsuits is R$6 (R$5 on December 31, 2020).

The Company’s total civil, regulatory and property claims on December 31, 2021, is R$27 (R$49 on December 31, 2020).

18.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,346 on December 31, 2021 (R$2,408 on December 31, 2020). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$478 on December 31, 2021 (R$466 on December 31, 2020).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$609 as of December 31, 2021(R$632 on December 31, 2020). Regarding the IPI assessments, there was a judgment in August 2020 in the STF that decided against taxpayers. However, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,128 on December 31, 2021 (R$1,235 on December 31, 2020). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$13 on December 31, 2021 (R$13 on December 31, 2020). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$56 on December 31, 2021 (R$21 on December 31, 2020). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the STF, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been monitoring the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be made.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$47 on December 31, 2021(R$24 on December 31, 2020).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on December 31, 2021, the estimated amount, in case of success of all lawsuits, was approximately R$15 (R$17 on December 31, 2020).

18.5	Guarantees

The Company presented bank guarantees and insurance guarantees to judicial process related a civil, tax and labor nature, described below:

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Lawsuits	Letter of guarantees

Tax	630
Labor	98
Civil and others	223
Total	951

The cost of guarantees is approximately 0.32% per year of the amount of the lawsuits and is recorded as a financial expense.

18.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS. In May 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the PIS and COFINS calculation basis, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF issued a favorable decision to the taxpayers, concluding that the entire ICMS should be excluded from the PIS and COFINS calculation basis.

Since such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in management's judgment. In 2021, in line with the final decision, the Company processed the calculation in accordance with the rules defined by the STF and definitively recorded its right in the amount of R$216 (R$175 in revenue net and R$41 in the financial result, arising from monetary correction) (see note 10.2).

18.7	Inspections

Pursuant to prevailing tax laws, municipal, federal, state taxes and social security contributions are under scrutiny at periods varying between 5 and 30 years.

18.8	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows:

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
Lawsuits	2021	2020
Tax	65	64
Labor	50	67
Civil and others	4	3
Total	119	134

19	Leases
19.1	Lease obligations

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

The Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which are recognized as an expense on a straight-line basis over the lease term. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement of the lease, the Company records a lease liability (see notes 14 and 15). The lease liability is calculated based on the present value of minimum lease payments, using the incremental borrowing rate, except when the interest rate implicit in the lease is readily determinable.

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

The Company recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any lease modification of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets, lease improvements and renovations carried out in stores are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives.

Variable rents are recognized as expenses in the years in which they are incurred.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company as lessor

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct initial costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contractual, on the same basis as rental income.

Variable rentals are recognized as income in the years in which they are earned.

19.2	Minimum future payments

Lease liabilities totaled R$ 4,051 on December 31, 2021 (R$ 2,776 on December 31, 2020). The minimum future payments, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2021	2020
Lease liabilities - minimum payments
Less than 1 year	244	172
1 to 5 years	1,231	866
More than 5 years	2,576	1,738
Present value of lease liabilities	4,051	2,776

Future financing charges	4,042	2,478
Future lease payments	8,093	5,254
PIS and COFINS embedded in the present value of lease agreements	246	169
PIS and COFINS embedded in the gross value of lease agreements	492	319

Lease liabilities interest expense is stated in note 26. The incremental borrowing used to calculate lease liabilities was 10.53% in the fiscal year ended December 31, 2021 (9.72% on December 31, 2020).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

19.3	Lease liability rollforward
Amounts
As of December 31, 2018	1,180
Addition – Lease	682
Lease modification	138
Interest provision	170
Amortizations	(267)
Write-off due to early termination of agreement	(1)
Company acquisition	1,817
Conversion currency adjustment	32
As of December 31, 2019	3,751
Addition – Lease	1,240
Lease modification	621
Interest provision	415
Exchange rate and monetary variation	1
Amortizations	(756)
Write-off due to early termination of agreement	(518)
Transfer to parent company	9
Conversion currency adjustment	433
Discontinued operation	(2,416)
Corporate restructuring	(4)
As of December 31, 2020	2,776
Addition – Lease	919
Lease modification	628
Interest provision	302
Amortizations	(468)
Write-off due to early termination of agreement	(106)
As of December 31, 2021	4,051
Current liabilities	244
Non-current liabilities	3,807

19.4	Lease expense on variable rents, low-value, and short-term assets
	As of December 31,
	2021	2020	2019
(Expenses) revenues for the year:
Variables (1% of sales)	(6)	(16)	(19)
Subleases (*)	31	22	20
(*)	Refers mainly to revenue from lease agreements receivable from commercial galleries.

20	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Notes	2021	2020
Sale and Leaseback	1.4	68	—
Rental of spaces in stores (i)		233	186
Checkstand (ii)		41	29
Gift card and others		2	2
Marketing		12	11
Total		356	228
Current		356	227
Non-current		—	1

(i)	Rental of backlight panels.
(ii)	Supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

21	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective, at the balance sheet dates.

Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$ 240 for IRPJ, and 9% for CSLL.

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Accumulated loss carryforwards from deferred income tax and social contribution do not expire no limitation period, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities and refer to their subsidiaries which have tax planning to use these balances.

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

21.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2021	2020	2019

Earnings before income tax and social contribution	1,849	1,625	1,502
Expense of income tax and social contribution	(629)	(553)	(511)
Adjustments to reflect the effective rate
Tax fines	(1)	(1)	(2)
Share of profits	16	105	84
Interest on Equity	22	—	—
ICMS subsidy - tax incentives (i)	241	—	—
Interest Selic credits (ii)	81	—	—
Credits of monetary corrections	11	—	—
Tax benefits	22	29	—
Other permanent differences	(2)	(16)	3
Effective income tax	(239)	(436)	(426)
Income tax and social contribution for the year
Current	(366)	(704)	(293)
Deferred	127	268	(133)

Income tax and social contribution expenses	(239)	(436)	(426)
Effective rate	12,9%	26.8%	28.4%

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

(i)	The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. At the year ended December 31, 2021, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve (see note 22.4).
(ii)	The credit refers to the decision general repercussion of STF which understood that the SELIC interest arising from the repetition of undue payment, have the nature of emergent damage. Therefore, there is no incidence of IRPJ and CSLL on the interest portion.

21.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheets are the following:

	As of December 31,
	2021			2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	167	—	167	—	—	—
Provision for legal proceedings	59	—	59	81	—	81
Exchange rate variation	—	(7)	(7)	26	—	26
Goodwill tax amortization	—	(317)	(317)	—	(315)	(315)
Fair value adjustment	1	—	1	—	(2)	(2)
Property, plant and equipment, intangible and investment properties	33	—	33	37	—	37
Unrealized gains with tax credits	—	(28)	(28)	—	(60)	(60)
Cash flow hedge	—	(26)	(26)	—	(20)	(20)
Lease net of right of use	150	—	150	131	—	131
Modification debt effects - IFRS 9	—	—	—	24	—	24
Others	13	—	13	16	—	16
Gross deferred income tax and social contribution assets (liabilities)	423	(378)	45	315	(397)	(82)
Compensation	(378)	378	—	(315)	315	—

Net deferred income tax and social contribution assets (liabilities), net	45	—	45	—	(82)	(82)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2021 as follows:

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

Years	Amounts
Up to 1 year	26
From 1 year to 2 years	225
From 4 years to 5 years	5
More than 5 years	167
423

21.3	Rollforward

	For the year ended December 31,
	2021	2020	2019
At the beginning of the year	(82)	(1,191)	(265)
Benefits (expenses) in the year	127	372	(162)
Corporate reorganization	—	45	—
Deconsolidation	—	883	—
Purchase partnership	—	—	(747)
Conversion currency adjustment	—	—	(18)
Exchange variation	—	(193)	—
Others	—	2	1
At the end of the year	45	(82)	(1,191)

22	Shareholders’ equity
22.1Capital	stock and stock rights

The Company’s capital stock on December 31, 2021 is R$ 788 (R$ 761 on December 31, 2020), represented by 1,346,674,477 registered common shares, (1,341,757,835 on December 31, 2020), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized share capital may be increased up to 2 billion common shares.

On June 1, 2021 the Board of Directors approved a capital increase of R$18, corresponding to the issuance of 2,720 thousand common shares (or 544 thousand common shares considering the share split described below).

On July 27, 2021 the Board of Directors approved a capital increase of R$8, corresponding to the issuance of 2,020 thousand common shares (or 404 thousand common shares considering the share split described below).

On August 11, 2021, an Extraordinary Shareholders’ Meeting approved a one-to-five share split, whereby the Company’s 269,299,859 common shares were divided into 1,346,499,295 common shares, with no change in the Company’s total capital stock value.

On December 7, 2021 the Board of Directors approved a capital increase of R$1, corresponding to the issuance of 175 thousand common shares.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company's shareholding structure is shown as follows:

	For the year ended December 31,
	2021		2020

	Number of shares	Participation	Number of shares with split effect	Participation
Controlling shareholders	557,857,105	41.42%	1,341,757,835	100.00%
Outstanding shares	788,817,372	58.58%	-	-
Total	1,346,674,477	100.00%	1,341,757,835	100.00%

22.2	Distribution of dividends and interest on equity

Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

	For the year ended December 31,
	2021	2020	2019
Net income for the year	1,610	1,398	1,047
Tax incentive reserve	709	—	—
% Legal reserve	5%	5%	5%
Legal reserve for the year	5	5	52
Minimum mandatory dividends - 25%	224	349	1

Interest on capital paid intermediaries (i)	56	264	247
Minimum mandatory dividends paid in the form of interest on shareholder´s equity	168	85	1

(i)	At a meeting of the Board of Directors held on September 30, 2021, the advance payment of interest on equity in the gross amount of R$63 was approved, pursuant to which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$56.

Shareholders are entitled to receive a mandatory minimum annual dividend equivalent to 25% of the net income for each fiscal year, adjusted in accordance with the law, offsetting in annual dividends interest on own capital and dividends distributed in the year.

The net profits or losses will be allocated by the shareholders, and their distribution, if any, will be made in the proportion established by them at the time.

22.3Profit	reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. On December 31, 2021, the amount was R$157 (R$152 on December 31, 2020).

The legal reserve in the amount of R$5 on December 31, 2021 (R$5 on December 31, 2020) was constituted respecting the limit of 20% of the Company's capital stock, as established by article 193 of Law No. 6,404/76.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2021	2020
Net income for the year	1,610	1,398
Tax incentive reserve	709	—
Base for legal reserve	901	1,398
% Legal reserve	5%	5%
Legal reserve for the year	5	5

22.4	Tax incentive reserve

According to the legal basis mentioned in note 21.1, tax incentives granted by the States for a considered investment, deductible for the assessment of income tax and social contribution. Thus, at the end of December 31, 2021, the Company allocated the amount of R$709 to the tax incentive reserve.

As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or for an increase in capital. Within the same legal provision, the tax incentive reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

22.5	Share-based payment

22.5.1 Recognized Options Granted

The expenses associated to the Company’s executives’ share-based payments in accordance with IFRS 2 – Share-based payment, are recognized "Stock options granted".

The Company's employees and executives of entities of their economic group may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company of the number of equity instruments that will be acquired.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the stock option plan on December 31, 2021.

Company's compensation plan

The Company's compensation plan ("Compensation Plan") is managed by Company’s Board of Directors, which delegated to the Human Resources Committee the responsibility to grant options and advise on the management of the Compensation Plan.

Members of the Human Resources Committee meet to grant options from the Compensation Plan series and whenever there are questions raised regarding the compensation plan. Each series of options granted are assigned the letter "B" followed by a number. For the year ended December 31, 2021, B8 series options were in effect.

Options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month from the date of grant, and ends on the last day of the 42nd (forty-second) month from the date of grant ("exercise period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 ("exercise price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The Company withholds any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Company's option plan

The Company's option plan ("Option Plan") is managed by the Company’s Board of Directors, which delegated to the Human Resources Committee the responsibility to grant options and advise on the management of the Option Plan.

Members of the Human Resources Committee meet to grant options from the Option Plan series and whenever there are questions raised regarding the Option Plan. Each series of options granted receive the letter “C” followed by a number. For the year ended December 31, 2021, the C8 series options granted were in effect.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's common shares traded in the prior twenty (20) days on the B3 prior to the date of the Human Resources Committee meeting that decides upon the granting of the options of that series ("exercise price").

Options granted to a participant shall be exercisable for a period of 36 (thirty six) months from the date of grant ("grace period"), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) months as from the grant date, and ends on the last day of the 42nd (forty-second) month as of the grant date ("exercise period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their options in full or in part, in one or more times, if for each year the option exercise agreement is submitted during the exercise period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information relating to the Company's option plan and compensation plan is summarized below:

			As of December 31, 2021
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Cancelled	Current
B8	5/31/2021	6/01/2024	0.01	363	(29)	334
C8	5/31/2021	6/01/2024	13.39	363	(29)	334
				726	(58)	668

22.5.2 Consolidated information of Company's share-based payment plans

According to the terms of the plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. To exercise their options, beneficiaries of the plans must be employees of the Company. The plans differ solely by exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until December 31, 2021:

For the year ended December 31,2021
(in thousands)
Number of shares	1,346,674
Balance of effective stock options granted	668
Maximum percentage of dilution	0,05%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for B8 and C8 series: (a) expectation of dividends of 1.28%; (b) expectation of volatility nearly 37.96%; (c) the weighted average interest rate without risk of 7.66% and (d) exit rate of approximately 8.00%.

The expectation of remaining average life of the series outstanding at December 31, 2021 is 29 months. The weighted average fair value of options granted at December 31, 2021 was R$17.21 and R$7.69 (B8 and C8, respectively).

	Shares (in thousands)	Weighted average of exercise price (R$)	Weighted average of remaining contractual term
At December 31, 2020	-	-	-

At December 31, 2021
Granted in the year	726	6,70
Cancelled in the year	(58)	6,70
Outstanding at year end	668	6,70	2,42
Total to be exercised at December 31, 2021	668	6,70	2,42

The amount recorded for the year ended December 31, 2021 were R$2 (there is no amount recorded on December 31, 2020).

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

22.5.3 GPA's share - based payment plans

Prior to the Company's spin-off from GPA, certain Company executives received compensation in the form of GPA stock options.

			As of December 31, 2021
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Outstanding	Current
B5	5/31/2018	5/31/2021	0.01	2,970	(2,640)	(245)	(85)	—
C5	5/31/2018	5/31/2021	47.19	2,970	(2,410)	(300)	(260)	—
B6	5/31/2019	5/31/2022	0.01	2,310	(645)	(165)	—	1,500
C6	5/31/2019	5/31/2022	53.23	1,795	(610)	(210)	—	975
B7	1/31/2021	5/31/2023	0.01	3,365	(515)	(115)	—	2,735
C7	1/31/2021	5/31/2023	38.58	2,485	(520)	(115)	—	1,850
				15,895	(7,340)	(1,150)	(345)	7,060

According to the terms of the plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. To exercise their options, beneficiaries of the plans must be employees of the Company. The plans differ solely by the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B5 and C5: (a) expectation of dividends of 0.41%, (b) expectation of volatility nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

The expectation of remaining average life of the series outstanding at December 31, 2021 is 1.06 year (0.88 year at December 31, 2020). The weighted average fair value of options granted at December 31, 2021 was R$54.59 (R$58.78 at December 31, 2020).

The movement of shares above refers to GPA shares and after the Company's spin-off, during the year of 2021, certain Company executives received compensation in GPA options shares until the date of exercise showed above. If the GPA plan for the Company's executives is thus extinguished, these plans will be recorded as an expense.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares (in thousands)	Weighted average exercise price (R$)	Weighted average remaining term
Total exercised on December 31, 2019	2,153	30.25	1.50

At December 31, 2020
Canceled in the year	(70)	42.59
Exercised in the year	(489)	23.93
Expired in the year	(126)	42.44
Outstanding at year end	1,468	30.71

Total exercised on December 31, 2020	1,468	30.71	0.88

Total exercised on December 31, 2020 considering split effect (note 22.1)	7,340	6.14	0.88

At December 31, 2021
Granted in the year	6,125	16.86	—
Canceled in the year	(270)	22.36	—
Exercised in the year	(5,785)	22.76	—
Expired in the year	(350)	35.30	—
Outstanding at year end	7,060	17.45	1.06
Total to be exercised at December 31, 2021	7,060	17.45	1.06

23	Net operating revenue

IFRS15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Revenue

a)        Sale of goods

Revenues from the sale of goods are recognized at their fair value when control over the products is transferred to the customer, the Company no longer has control or responsibility for the goods sold and the economic benefits generated for the Company are probable, which occurs substantially upon delivery of products to customers in stores, when the Company's performance obligation is satisfied. Revenues are not recognized if their realization is uncertain.

b)	Revenue from services rendered

Since the Company sells mobile phone credits recharge at its stores, revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company, and their amounts can be reliably measured.

	For the year ended December 31,
	2021	2020	2019

Gross operating revenue
Goods	45,550	39,436	30,487
Services rendered and others	111	100	87
	45,661	39,536	30,574
(-) Revenue deductions
Returns and sales cancellation	(76)	(73)	(57)
Taxes	(3,687)	(3,420)	(2,435)

	(3,763)	(3,493)	(2,492)

Net operating revenue	41,898	36,043	28,082

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

24	Expenses by nature

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

	For the year ended December 31,
	2021	2020	2019

Inventory cost	(34,163)	(29,641)	(22,929)
Personnel expenses	(2,512)	(2,135)	(1,691)
Outsourced services	(251)	(224)	(198)
Selling expenses	(646)	(511)	(408)
Functional expenses	(664)	(600)	(546)
Other expenses	(439)	(264)	(202)
	(38,675)	(33,375)	(25,974)

Cost of sales	(34,753)	(30,129)	(23,349)
Selling expenses	(3,334)	(2,811)	(2,273)
General and administrative expenses	(588)	(435)	(352)
	(38,675)	(33,375)	(25,974)

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

25	Other operating expenses, net

Other operating revenue and expenses correspond to the effects of significant or unusual events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2021	2020	2019

Result with property, plant and equipment	12	(42)	5
Reversal (provision) for legal proceedings	9	(18)	(53)
Restructuring expenses and others (i)	(74)	(71)	37
Covid-19 spending on prevention	—	(134)	—
Indemnity assets	—	168	—
Total	(53)	(97)	(11)

(i)	Refers primarily to expenses with the spin-off and acquisition of Extra Hiper stores with payments of legal fees, property appraisal and due diligence.

26	Net financial result

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

	For the year ended December 31,
	2021	2020	2019

Financial revenues
Cash and cash equivalents interest	87	39	57
Monetary correction (assets)	93	299	175
Other financial revenues	8	5	4
Total financial revenues	188	343	236
Financial expenses
Cost of debt	(543)	(474)	(247)
Cost and discount of receivables	(51)	(31)	(34)
Monetary correction (liabilities)	(13)	(11)	(8)

Interest on leasing liabilities	(292)	(219)	(138)
Other financial expenses	(19)	(51)	(9)
Total financial expenses	(918)	(786)	(436)
Total	(730)	(443)	(200)

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

27	Earnings per share

The Company calculates earnings per share by dividing the net income attributable to controlling shareholders, referring to each class of share, by the weighted average of the number of common shares during the fiscal year.

Diluted earnings per share are calculated by dividing the net income attributed to holders of common shares (after adjusting for interest on preferred shares and on convertible securities, in both cases net of taxes) by the weighted average amount of common shares available during the year plus the weighted average number of common shares that would be issued upon conversion of all potential diluted common shares into common shares.

On August 11, 2021, an Extraordinary Shareholders' Meeting approved a one-to-five share split, whereby the Company’s 269,299,859 common shares were divided into 1,346,499,295 common shares, with no change in the Company’s total capital stock value. In accordance with accounting standard IAS 33 - Earnings per share, the balance as of December 31, 2020 and 2019 are being restated.

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each year:

For the year ended December 31,
2021
Basic number:
Allocated basic earnings and not distributed	1,610
Net income allocated available to common shareholders	1,610
Basic denominator (millions of shares)
Weighted average of the number of shares	1,344
Basic earnings per million shares (R$)	1.19802

For the year ended December 31,
2021
Diluted number:
Allocated diluted earnings and not distributed	1,610
Net income allocated available to common shareholders	1,610
Diluted denominator (millions of shares)

Weighted average of the number of shares	1,344
Stock options plan	11
Diluted weighted average of shares	1,355
Diluted earnings per million shares (R$)	1.18852

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	2020
	Originally presented	Split effect	Restated
Basic and diluted number:
Allocated basic earnings and not distributed- Continued operation	1,189	—	1,189
Allocated basic earnings and not distributed – Discontinued operation	209	—	209
Net income allocated available to common shareholders	1,398	—	1,398
Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	268	1,072	1,340
Basic and diluted earnings per million shares (R$) - Continued operations	4.43657		0.88731
Basic and diluted earnings per million shares (R$) – Attributable to controlling shareholders	5.21642		1.04328

	2019
	Originally presented	Split effect	Restated
Basic and diluted number:
Allocated basic earnings and not distributed- Continued operation	1,076	—	1,076
Allocated basic earnings and not distributed- Discontinued operation	(29)	—	(29)
Net income allocated available to common shareholders	1,047	—	1,047
Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	258	1,032	1,290
Basic and diluted earnings per million shares (R$) - Continued operations	4.17054		0.83411
Basic and diluted earnings per million shares (R$) – Attributable to controlling shareholders	4.05814		0.81163

28	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

•	Company’s capital increase with property, plant and equipment, in note 14;
•	Purchase of property, plant and equipment and intangible assets not yet paid, in notes 14.6 and 11.1; and
•	Provision for dividends receivable in note 12.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

29	Assets held for sale

Non-current assets and groups of assets are classified as held for sale if the carrying amount will be recovered through a sale transaction, rather than continued use. This condition is considered to be met only when the asset is available for immediate sale in its present condition, subject only to terms that are customary for sales of such assets and their sale is highly probable. Management must be committed to effecting the sale, and the estimated time for the sale to be completed must be within one year.

Non-current assets classified as held for sale are measured at the lower of carrying amount and market value less cost of sale.

For the year ended December 31,2021

Sale and leaseback (i)	147
Extra Hiper stores (ii)	403
550
(i)	Refers to the two properties as detailed in note 1.4.
(ii)	For the property, plant and equipment acquired from the 6 properties owned by GPA, the Company expects to complete the sale of these assets to a certain real estate fund (see notes 1.5 and 32.2). After the sale is completed, the Company will enter into a lease agreement with the real estate fund to operate the commercial points.

30	Segment information

The Company is involved in the operation of retail stores located in 23 Brazilian states and the Federal District. Operating segments are disclosed consistently with the internal report submitted to the main operating decision-maker, identified as the Chief Executive Officer.

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

Before the Transaction, the Company operated in two operating segments: Cash & Carry, it includes the “ASSAÍ” brand and Éxito Group. As of December 31, 2020 and 2021 the Company operated in a single segment.

Geographic distribution of stores

Our stores are located throughout 23 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 56.6% and 56.3% of our net operating revenue for the years ended December 31, 2021 and 2020, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 43.4% and 43.7% of our net operating revenue for the years ended December 31, 2021 and 2020, respectively.

31	Discontinued operation

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

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

On December 31, 2020, Éxito’s results were classified as a discontinued operation, as one single line item. See below the detailed statement of operation of Éxito and condensed statement of cash flows:

	As of December 31,
Statement of operations	2020	2019
Discontinued operation
Net operating revenue	22,034	2,151
Cost of sales	(16,526)	(1,542)
Gross profit	5,508	609
Expenses, net
Selling expenses	(2,973)	(510)
General and administrative expenses	(848)	188
Depreciation and amortization	(729)	(59)
Share of profit (loss) of associates	27	(5)
Other operating expenses, net	(217)	(33)
	(4,740)	(419)
Operating profit	768	190
Net financial result	(340)	(55)
Income before income taxes discontinued operation	428	135
Income tax and social contribution	(60)	(43)
Net income discontinued operation	368	92
Discontinued operation
Net income for the year discontinued operation	(1)	—
Net income for the year	367	92

	As of December 31,
Other comprehensive income:	2020	2019
Net income for the year	367	92
Items that may be subsequently reclassified to statement of operations
Exchange rate variation of foreign Investments	(415)	(165)
Benefit plan	(1)	—
Cash flow rate	(1)	3
Other comprehensive results	3	—
Comprehensive income for the year	(47)	(70)

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
Net cash flow:	2020	2019
Operational activities	1,349	1,343
Investment activities	(4,075)	5,970
Financing activities	(1,012)	(4,274)
Exchange rate variation on cash and cash equivalents	587	111
Net cash (used) generated	(3,151)	3,150

	As of December 31,
Earnings per share:	2020	2019
Diluted and Basic, discontinued operation	0.8214	0.2054

	As of December 31,
Discontinued operation segment:	2020	2019
Net sales	22,034	2,151
Gross profit	5,508	609
Depreciation and amortization	(729)	(59)
Share of profit and loss of associate	27	(5)
Operating profit	768	190
Net financial result	(340)	(55)
Income before income taxes	428	135
Income taxes and social contribution	(60)	(43)
Profit continued operation	368	92
Loss (income) discontinued operation	(1)	—
Net income for the year	367	92

Current assets	8,014	6,560
Non-current assets	18,930	5,805
Current liabilities	9,729	7,209
Non-current liabilities	3,620	2,553
Shareholder´s equity	13,595	2,603

The operations of the Éxito Group were treated as a separate segment on December 31, 2019 and due to the discontinuity of its operations in the financial statements of December 31, 2020, the Company now operates in a single segment, as described in note 1.3.

32	Subsequent events

32.1	Funding of the fourth issue of debentures

On January 7, 2022 funds were raised in relation to the fourth issue of non-convertible debentures, in a single series, in the amount of R$2,000. These debentures were offered in Brazil with restricted placement efforts in accordance with Brazilian law. The proceeds from this issuance of debentures will be used for general corporate purposes, including to reinforce the Company's cash position. The fourth issue debentures will accrue interest at a rate of CDI + 1.75% per year, and will be paid semi-annually until maturity. The principal amount will be paid in two equal installments, in 2026 and in 2027.

Table of Contents Sendas Distribuidora S.A. Notes to the Financial Statements For the years ended December 31, 2021, 2020 and 2019 (In millions of Brazilian Reais, unless otherwise stated)

32.2	Extra Hiper Stores

On January 10, 2022, the Company paid R$850 to GPA in connection with the commercial rights of Extra Hiper stores (see note 1.5).

On January 31, 2022, the Company and GPA completed the transfer of the ownership agreement for 35 properties (11 properties owned by GPA and 24 properties owned by third parties), located in the Southeast, Midwest, North and Northeast regions country, with this transfer, the Company owns 55 of the 70 properties involved in the transaction and expects to complete the transfer process of the 15 remaining properties by the end of the first quarter of 2022.

On February 25, 2022, the Board of Directors of the Company and GPA approved the definitive agreements with the real estate investment fund Barzel Properties (“Fund”), for the disposal of up to 17 properties owned by GPA to the Fund, for the amount of approximately R$1.2 billion, and subsequent lease of such properties by the Company, for a period of 25 years, renewable for an additional period of 15 years.

32.3	Funding of commercial paper

On February 10, 2022, the Company raised funds through the 1st issue of Commercial Paper Notes, in a single series, in the amount of R$750. The proceeds from this issue will be used for general purposes, including to strengthen the Company's cash position. The commercial notes will accrue interest at a rate of CDI + 1.70% per year, which will be paid semi-annually until maturity. The principal amount will be settled in a single installment at the end of the three-year contract (2025).

32.4	Capital increase due to exercise of stock options

On February 21, 2022, our board of directors approved an issuance of 239,755 new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans. This issuance of Sendas common shares increased our total outstanding common shares to 1,346,914,232 common shares and our total capital stock by R$1, from R$788 to R$789. These shares were issued on March 8, 2022. The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares.

32.5	Funding of the fifth issuance of debentures

On April 5, 2022, the Company raised funds through the 5th issue of debentures, in a single series, in the amount of R$250. The proceeds from this issue will be used entirely and exclusively to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties. These debentures will accrued interest at a rate of CDI + 0.75% per year, which will be paid semi-annually until maturity (March 2025).

32.6	Approval of dividend distribution

At the annual general shareholders’ meeting held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709. Of the total dividend amount, R$56 was paid on October 16, 2021 as interest on shareholders’ equity. The remaining amount of R$168, corresponding to R$0.125038407679398 per common share is expected to be paid by June 28, 2022, which is 60 days from the annual general shareholders’ meeting. Holders of Sendas ADSs will receive the dividend distribution to which they are entitled through the Sendas Depositary.

