Form 20-F
period 2022-12-31
Sendas Distributor S.A.
filed 2023-03-14
CIK 1834048

As filed with the Securities and Exchange Commission on March 14, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value		New York Stock Exchange[1]
American Depositary Share, each representing five common shares	ASAI	New York Stock Exchange

(1)	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022:

1,349,165,394 common shares, without par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Except where the context otherwise requires, in this annual report, “Sendas,” “we,” “our,” “us,” “our company” or like terms refer to Sendas Distribuidora S.A.

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ABAAS” are to the Brazilian Cash and Carry Association (Associação Brasileira dos Atacadistas de Autosserviço);

●	“ADSs” are to American Depositary Shares;

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;

●	“Brazil” are to the Federative Republic of Brazil;

●	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;

●	“Brazilian government” are to the federal government of Brazil;

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For more information about Mr. Naouri, see “Item 6. Directors, Senior Management and Employees.” For more information about our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”;

●	“Casino Group” are to Casino and its subsidiaries;

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil;

●	“CBD ADSs” are to ADSs, each representing one common share of CBD;

●	“CBD ADS Custodian” are to Itaú Corretora de Valores S.A., the Brazilian custodian of the CBD common shares underlying the CBD ADSs;

●	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

●	“Corporate Reorganization” are to, collectively, the series of internal corporate transactions completed by CBD and Sendas on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off”;

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);

●	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;

●	“Éxito Acquisition” are to our acquisition of 96.57% of the shares of Éxito through a cash tender offer on the Colombian Securities Exchange. The Éxito Acquisition was completed on November 27, 2019. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Éxito Acquisition”;

●	“Éxito Group” are to Éxito and its consolidated subsidiaries;

●	“Exchange Act” are to the U.S. Exchange Act of 1934, as amended;

●	“Extra Transaction” are to the transaction involving the assignment and conversion of 66 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner, among other transactions. For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction”;

●	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;

●	“IBGE” are to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística);

●	“NYSE” are to the New York Stock Exchange;

●	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are the U.S. Securities Act of 1933, as amended:

●	“Sendas ADSs” are to ADS, each representing five Sendas common shares;

●	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;

●	“Sendas common shares” are to common shares of Sendas;

●	“Sendas Deposit Agreement” are to the deposit agreement dated February 19, 2021, as amended on August 16, 2021, entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;

●	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;

●	“Separation” refers to our separation from CBD. On December 14, 2020, we entered into a Separation Agreement with CBD to provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off”; and

●	“Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas common shares were distributed on March 3, 2021, and the Sendas ADSs were distributed on March 5, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This annual report includes financial information derived from our audited historical financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited financial statements.”

We have prepared our audited financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited financial statements have been audited in accordance with standards of the Public Company Accounting Oversight Board.

Discontinued Operations

On December 31, 2020, we completed the Corporate Reorganization (defined below), pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

Stock Split

On August 11, 2021, our shareholders approved a one-to-five stock split of Sendas common shares, or the Stock Split. For more information about the Stock Split, see “Item 4. Information on the Company—A. History and Development of the Company—History—Stock Split.” Accordingly, we have retrospectively adjusted our basic and diluted earnings per share for the year ended December 31, 2020 to reflect the effect of the Stock Split.

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

The Sendas common shares were distributed on March 3, 2021, and the Sendas ADSs were distributed on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3”. The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History—The Spin-Off.”

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this annual report from reais into U.S. dollars. The exchange rate used to translate such amounts was R$5.2177 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2022, as reported by the Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate.

Special Note Regarding Certain Operational Metrics

This annual report presents information regarding our:

●	total selling area;

●	average selling area per store;

●	same store gross sales; and

●	average monthly gross revenue per square meter.

We define total selling area as the sum of the selling area of each store at a period end. We define average selling area per store as the total selling area at a period end divided by total number of stores at a period end. Total selling area information and average selling area per store information are prepared and presented as important indicators of the size of our business. Moreover, we believe tracking average selling area per store enables our management to evaluate performance metrics per store and can provide useful information to investors, securities analysts and the public in their review of our operating performance.

We define same store gross sales as sales made in stores opened for at least 12 months and which have not been closed or remained closed for a period of seven or more consecutive days. Same store gross sales information is prepared and presented as an important indicator of the maturation of our stores. Tracking same store gross sales enable our management to evaluate the performance of our organic expansion and we believe can provide useful information to investors, securities analysts and the public in their review of our operating performance.

We define average monthly gross revenue per square meter as gross revenue for the period allocated by store divided by the average selling area (in square meters) for the period taking into account our store opening schedule. Average monthly gross revenue per square meter is an important indicator of our operating performance on a unit basis and the efficiency of our operations and we believe can provide useful information to investors, securities analysts and the public in their review of our operating performance.

Information regarding total selling area, average selling area per store, same store gross sales and average monthly gross revenue per square meter should be analyzed in conjunction with other operating and financial metrics, and should not be considered as a measure of performance in isolation. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors. Because other companies may not calculate these measures in the same manner as we do, our measures may not be comparable to those of other companies.

Market and Industry Data

We obtained the statistical data and information relating to the markets where we operate from reports prepared by government agencies and other publicly-available sources, including the ABAAS and the IBGE. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●	global economic, political and social conditions, including, for example, the military conflict between Russia and Ukraine and the potential outbreaks of communicable diseases around the world, and their impacts on the global economy and consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

●	competition in the sectors in which we operate;

●	Brazilian government regulation and tax matters;

●	adverse legal or regulatory disputes or proceedings;

●	our ability to implement our strategy, including our digital transformation initiatives;

●	credit and other risks of lending and investment activities;

●	the political instability related to the recent election of the President of Brazil with a mandate that started in 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in massive demonstrations and/or strikes;

●	our ability to expand our operations outside of our existing markets; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

Historically, the Brazilian cash and carry industry has experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the cash and carry sector depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for small home appliances offered in our stores. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, which may be aggravated by pandemics, as seen with COVID-19, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operations.

We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.

We operate in the cash and carry (atacado de autosserviço) sector of the Brazilian retail industry, which is highly competitive. We compete with other retailers based on price, product mix, store location, store layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, especially from those that operate in the informal segment of the Brazilian economy. We also compete with large chains in the cash and carry sector. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational food retailers, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. See “Item 4. Information on the Company—B. Business Overview—Competition.” Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

Our indebtedness could adversely affect our business.

As of December 31, 2022, we had total borrowings and financing and debentures and promissory notes of R$12,409 million, of which R$1,233 million was classified as current borrowings and financing and debentures and promissory notes and R$11,176 million was classified as non-current borrowings and financing and debentures and promissory notes. If we are unable to repay or refinance our current or non-current borrowings and financing and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

●	make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

●	limit our ability to obtain additional financing to operate our business;

●	require us to dedicate a substantial portion of our cash flow to serve our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements;

●	limit our flexibility to plan for, and react to, changes in our business and the industry in which we operate;

●	place us at a competitive disadvantage relative to some of our competitors that have less debt than us;

●	make us more vulnerable to increases in interest rates, resulting in higher interest costs in respect of our floating rate debt; and

●	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates, lower cattle and hog prices or a downturn in our business or the economy.

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

Moreover, certain of our debt instruments contain restrictive covenants that limit our distribution of dividends in excess of the statutorily required minimum dividend, the transfer of our share control and the acquisition of our share control by third parties, among others corporate decisions.

Our failure to comply with any of these covenants could result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facilities could result in an event of default under other debt agreements. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt agreements if accelerated upon an event of default, which could compromise the continuity of our activities, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt agreements.

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation. In addition, we may not be able to renew or maintain in force our software license agreements.

We have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

Our policy enforcement mechanisms, such as monitoring systems and management oversight to address these threats may not be sufficient to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks.

Furthermore, some of our suppliers and service providers may have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

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

We may not be able to renew or maintain in force our software license agreements. Such agreements may be suspended or terminated without cause, due to contract breaches by us (including late payments) or due to causes beyond our control, in which case we will be prevented from using the applicable software. We cannot ensure that we will be able to replace those software in a timely manner and without major impacts to our operations. The termination of any software license agreement, even if due to causes beyond our control, may result in material adverse impacts to our business, results of operations and financial condition.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, Law No. 8,429, of June 2, 1992, or Administrative Improbity Law, Law No. 9,613, of March 3, 1998, or Money Laundering Law, Decree 2,848, of December 7, 1940, or the Brazilian Penal Code, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals.

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

We may not be able to renew or maintain our stores’ and distribution centers’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our distribution centers and 89.7% of our stores are leased. Our lease agreements are negotiated for specific terms ranging from five to 25 years and have mandatory renewal clauses, pursuant to applicable law.

The strategic location of our stores and distribution centers is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every year. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Moreover, our lease agreements need to be annotated in the relevant leased property’s deed and registered with the competent real estate registry office to guarantee our contractual and preference rights if the leased properties is sold to a third party. Some of our leased properties do not have their respective lease agreements annotated and registered with the competent real estate registry offices, and, as a result, we may not be able to guarantee our right to continue using the leased properties if the acquirer (in the capacity of the new landlord) has no intention in continuing the lease agreement with us or if a potential renegotiated lease amounts become extremely onerous for us.

A parcel of our owned or leased real estate properties is subject to liens, encumbrances or legal restrictions annotated in their relevant property’s deeds. In the event of default on the underlying obligations, the relevant creditors may proceed with the foreclosure of the guarantees, in which case the properties may be sold at auction or transferred to the name of the creditor itself to satisfy the underlying debt, resulting in the transfer of the property to third parties with whom we have no relationship whatsoever. In this sense, in the event of such foreclosure, the continuity of our operations in the properties may not be possible and may cause a negative impact on our financial position and results of operations.

Each of our stores and distribution centers are also subject to certain operational licenses and inspection reports issued by the competent municipal authorities and fire department and are required for the development of our activities. Our inability to obtain or renew these operational licenses may result in the imposition of fines, loss of insurance coverage, and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation system and infrastructure in Brazil to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

As of December 31, 2022, approximately 29% of our products were distributed through our 12 distribution centers and warehouses located in the Southeast, Midwest, North and Northeast regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, landslides, accidents, systemic failures, political protests, strikes (such as the May 2018 and October and November 2022 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

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

We are dependent on credit card sales. For the years ended December 31, 2022, 2021 and 2020, 49%, 47% and 44%, respectively, of our net operating revenue was represented by sales in installments, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Accidents in our stores and distribution centers could have a material adverse effect on our business, results of operations and image.

Our stores are public spaces and may be subject to a series of incidents on their premises and suffer consequences beyond our stores’ management control. Accidents and other unforeseeable events beyond our control, caused by human, mechanical, technological or any other events, may occur at any time in our stores and distribution centers. If any accident or other unforeseeable event occurs, it could result in inventory losses and damage to our assets, customers, employees or any persons in circulation on our premises, and our image. We may also be subject to civil and/or criminal liability, as well as to the obligation to compensate customers, including through the payment of damages. Our business, results of operations and image may be adversely affected as a result of such accidents, or as a result of the manner in which we address such accidents and/or events.

Failure to protect our employees, commercial partners, suppliers and customers database could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our employees, commercial partners, suppliers and customers. If we experience a breach in our security procedures that affect the availability, confidentiality or integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal or administrative proceedings that could result in damages, administrative sanctions, fines and harm to our reputation.

Currently, the processing of personal data in Brazil is regulated by a series of laws, especially by the General Data Protection Act that became effective on 2020, as explained below. Before the General Data Protection Act (Law No. 13,709/18), or GDPA, the matter was protected by the Brazilian Federal Constitution, the Brazilian Consumer Protection Code (Law No. 8,708/90), the Brazilian Civil Rights Framework for the Internet (Law No. 12,965/14) and other Brazilian laws. Failure to comply with provisions of these laws, especially in connection with: (1) providing clear information on the data processing operations performed by us; (2) respect for the final purpose of the original data collection; (3) legal deadlines for the storage of data; and (4) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

The GDPA became effective on September 18, 2020, except for the administrative sanctions provided thereunder, which became effective on August 1, 2021. The GDPA establishes a new legal framework to be observed in the processing of personal data applicable to our activities, with the purpose of protecting the freedom and privacy and the free development of the natural person personality, bringing more transparency and autonomy to the personal data owners. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD.

The GDPA classifies the processing of personal data as any operation that involves the collection, use, access, reproduction, processing, storage, and transfer of data that identifies or makes identifiable a specific person. Pursuant to the GDPA, we have the legal duty to maintain a communication channel with the personal data owners of whose data we process, including our customers and business partners. Such personal data owners have the following rights: (a) obtain confirmation of the existence of personal data we process; (b) access their personal data; (c) rectify incomplete, inaccurate or outdated personal data; (d) perform portability of personal data to another provider of a service or product (as per additional regulations of the ANPD); (e) request anonymization, blocking and deletion of unnecessary personal data, excessive or treated in non-compliance with the GDPA; (f) obtain information about the public and private entities with whom we have shared their personal data; (g) possibility to refuse consent for us to process their personal data and be informed about the consequences of such refusal; (h) revoke consent (i) request a review of automated decisions that may affect their interests; (j) petition to a Brazilian authority in relation to their data against us; (k) object to an unauthorized processing of their data by us when based on any waiver of consent provided by the GDPA; and (l) request a review, not necessarily human, of a decision made by us exclusively in an automated manner based on his/her personal data.

The GDPA also provides that the following information must be provided to personal data owners: (i) specific purpose(s) of the data processing; (ii) means and duration of the data processing; (iii) identification of the data processor; (iv) contact information of the data processor; (v) details and purpose of sharing personal data with third parties; (vi) description of the liability of the data processor; and (vii) explicit mention of the personal data owners' rights.

The risks of non-compliance with any of the provisions of the GDPA are: (i) filing of lawsuits against us, individual or collective, seeking compensation for damages resulting from violations, based not only on the GDPA, but also on the sparse and sectoral legislation on data protection still in effect; (ii) application of the penalties provided in the Brazilian Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet by some consumer protection agencies; and (iii) application of the penalties by the ANPD provided in the GDPA itself.

If we are not able to adapt our processes and implement the measures required for full compliance with the GDPA and are not in compliance with the GDPA, we and our subsidiaries may be subject to penalties, separately or cumulatively, of (i) warning, (ii) obligation to disclose an incident, (iii) temporary blockage and/or elimination of personal data to which the infraction relates, (iv) a fine of up to 2% (two percent) of our, our group or our conglomerate revenue in Brazil considering our last fiscal year, excluding taxes, but up to the global amount of R$50 million per violation, as well as a daily fine, observing the global limit mentioned, (v) partial or total suspension of the operation of the database to which the infringement relates for a maximum period of 6 (six) months, and (vi) partial or total prohibition to exercise activities related to data processing.

Furthermore, we may be held responsible for material, moral, individual or collective damages caused by us and be held jointly and severally liable for such damages caused by our subsidiaries due to non-compliance with the obligations established by the GDPA.

We may also comply with the security requirements set forth in other applicable Brazilian laws and regulations related to data protection, so as to ensure compliance with all legal requirements and minimize potential risk situations, such as unavailability of our data service or unauthorized access or use of personal data. Any non-compliance with such legislations or regulations may result in indemnities to be paid by us and loss of trust in the security of our services by customers, adversely affecting us.

Failures in our legal regime of personal data protection, as well as the non-compliance with the applicable legislation, may result in high fines, disclosure of the incident to the market, elimination of personal data from our database, and even the suspension of our activities, which may negatively affect our reputation, financial results and, consequently, the value of our securities.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. If we lose any of these key professionals, we may not be able to attract new professionals with the same qualifications. Our success also depends on the ability to identify, attract, hire, train, retain, motivate and manage highly qualified professionals in the technical, management, information technology, marketing and services areas. Competition for such highly qualified employees is intense, and we may not be able to successfully attract, hire, retain, motivate and manage such qualified professionals. If we are not capable of attracting or retaining qualified professionals to manage and expand our operations, we may not have the capacity to conduct our business successfully and, consequently, our operating and financial results may be adversely affected.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, environmental, tax and labor matters and may be a party to legal and administrative proceedings related to those or different matters in the future. We cannot assure you that pending legal proceedings will be decided in our favor. Our provisions (if made) may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected.

In addition, we are subject to inspection by federal, state and local authorities, including tax, labor and environmental authorities. These authorities may fine us and such fines may become administrative proceedings and, subsequently, judicial proceedings, which, if decided unfavorably to us, may have an adverse effect.

Similarly, our shareholders, including the Casino Group, which is our controlling shareholder, may be subject to inspection and investigation by federal, state and local authorities, including stock and financial markets, tax, labor and environmental authorities, and may become defendants in civil, criminal, tax and labor lawsuits, among others. It could eventually cause a material adverse effect on our reputation, our business or our results, directly or indirectly.

In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” and note 16 to our audited financial statements included in this annual report for a description of our material litigation contingencies.

Our business depends on our brand Assaí. We may not be able to maintain and enhance our brand, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brand.

We believe that our brand, Assaí, contributes significantly to the success of our business. We believe that maintaining and enhancing that brand is critical to expanding our base of customers, suppliers and vendors, which depends largely on our ability to continue to create positive customer experience, based on our competitive pricing and our large assortment of products. If we are unable to achieve it, our business and financial result may be adversely affected.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. To maintain a good relationship with our customers, we must adequately train and manage our employees who are in a daily contact with our customers. We must also have a customer service team ready to efficiently and quickly solve problems and conflicts. The inability to manage or train our customer service team may compromise our ability to handle complaints effectively. If we do not effectively manage complaints, our reputation and business could be affected, as well as our customers’ confidence in us.

Publicity and media coverage have a significant influence on consumer behaviors. If we are the target of negative publicity that could cause our consumers to change their purchasing habits, either with respect to our stores or with respect to our products, including as a result of product recalls or scandals related to the handling, preparation or storage of food products in our stores, we may suffer a material adverse effect.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our intellectual property assets, including trademarks, domain names, trade secrets and know-how.

We cannot guarantee that trademark and patent registrations will be issued by the Brazilian Institute of Intellectual Property (Instituto Nacional da Propriedade Intelectual – INPI) with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or a domain name on a timely basis or that our competitors will challenge, invalidate or circumvent any of our existing or future intellectual property rights. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

In addition, third parties may claim that our products or services violate their intellectual property rights, which may lead to disputes and/or litigation related to intellectual property assets that, even if without merit, may be costly and time-consuming. Any claim related to intellectual property that is relevant to our activities may have a negative effect on our results of operations and reputation.

Our business is subject to substantial fluctuation due to the seasonal buying patterns of our customers.

Our sales and operating results may vary from quarter to quarter in accordance with seasonal fluctuations. Historically, we generate more net sales in the fourth quarter of each year, which includes the weeks leading up to and immediately following Black Friday and the Christmas sales season. Consequently, a reduction in consumer confidence in the weeks leading up to and immediately following Black Friday and the Christmas selling season would have a significant impact on our business.

Seasonality also influences our own purchasing patterns as we increase purchases of goods for seasonal activities prior to a season, which directly impacts cash flow, accounts payable and inventory levels.

In addition, seasonality affects our level of debt and working capital as we generally incur more debt during the first half of the year to finance our increased cash flow needs as a result of: (1) the payments maturity to suppliers for inventory acquired prior to the peak selling seasons; and (2) a decrease in the sales volume, which typically occurs after the Christmas sales season that extends into the first half of the following year. If we miscalculate the demand for the amount of products we will sell or the variety of products during the fourth quarter, our net sales may decline and consequently our financial performance. If our fourth quarter net sales are not high enough to fully recover our employees and advertising expenses or are lower than the targets used to determine inventory levels, such shortfall could adversely affect our operating results.

Our quarterly operating results may also vary significantly as a result of various other factors, including, among others, the timing of new product introductions and advertising and changes in product assortment. Any seasonal or quarterly fluctuations that we report in the future may not meet the expectations of investors and market analysts, and may adversely affect the price of our shares.

We face competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition.

In recent years, sales of food, clothing and home appliances over the internet have increased significantly in Brazil, and we expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, a large multinational e-commerce company recently announced that it would focus more resources on its Brazilian business. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as cash and carry stores, supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower prices than we do and in certain cases are able to bypass intermediaries in the cash and carry segment and deliver products directly to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

We cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet businesses. If internet sales in Brazil continue to grow, (i) consumers’ reliance on traditional distribution channels such as our cash and carry stores could be materially diminished, and (ii) revenues from our distribution channels may be significantly reduced, which could have a material adverse effect on our financial condition and results of operations.

Losses not covered by our insurance may result in a material adverse effect on our business.

We cannot guarantee that our insurance coverage will always be available or will always be sufficient to cover any damages arising from any type of claim. In addition, there are certain types of risks that may not be covered by our policies, such as accidents, war, force majeure or certain business interruptions. We cannot guarantee that when our current insurance policies expire, we will be able to renew them on favorable and sufficient terms.

Claims that are not covered by our policies or the inability to renew our insurance policies may adversely and substantially affect us. In the case of insured events, insurance policy coverage is conditional upon the payment of the related premium. Our failure to pay these premiums coupled with the occurrence of a claim could place us at risk, given that damages, even if insured, would not be subject to coverage by the insurer.

We may encounter difficulties in opening and operating new stores, which may hinder our expansion plans and adversely affect our sales and results of operations.

Our growth depends on our success in opening and operating new stores, as well as in the conversion of some of our existing stores to new formats. We are subject to risks and uncertainties regarding future events that may limit or prevent the opening of new stores, which may adversely affect the trading price of our securities.

The ability to successfully open and operate new stores depends on a number of factors, some of which are beyond our control. These factors include our ability to negotiate leases on acceptable terms and to identify suitable locations for new stores, which involves properly collecting and analyzing demographic and market data to determine whether there is sufficient demand for our products in such chosen locations. We may not be able to obtain financing on acceptable terms once our decision is made to open a new store.

We may also face difficulties in offering the right merchandise that meets our customers’ needs and preferences in those regions. In addition, the opening of new stores requires adjustments in stock levels, which may cause increase of our costs with new hiring, training and retention of qualified personnel for such stores. We may not be able to satisfactorily integrate new stores into existing operations or obtain the necessary government licenses. A failure to open new stores in a timely and cost-effective manner and in accordance with our strategic plans could adversely affect our business and results of operations.

Significant deficiencies in our internal controls have been identified and, if we are unable to take the necessary corrective measures, we may not be able to adequately report our results of operations and this may adversely affect us.

Our internal control systems, policies and procedures may not be sufficient and/or fully effective to detect inadequate practices, errors or frauds.

As part of the preparation of our financial statements for the year ended December 31, 2022, certain significant deficiencies in our internal controls were identified. Such significant deficiencies are related to the identification and approval of manual entries in the SAP system and right-of-use assets and lease liabilities measurement. These significant deficiencies are described below under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Presentation and Accounting Policies—Internal Controls over Financial Reporting.”

Notwithstanding the significant deficiencies identified, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In addition, the independent registered certified public accounting firm who audited our financial statements included elsewhere in this annual report has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. For additional information, see “Item 15. Controls and Procedures.”

We cannot guarantee that our remediation efforts will be successful or that other significant deficiencies in our internal controls will not be identified. If our systems and internal controls are not operating effectively, we may not be able to report our results of operations accurately or prevent the occurrence of improper practices, errors or frauds, which could have a material adverse effect on our results of operations.

Moreover, our risk management methods may not predict future exposures or be sufficient against unknown and/or unmapped risks that may be significantly greater than those indicated by our historical measures. Other risk management methods adopted by us that rely on the assessment of publicly available information regarding markets, customers or other matters may not be accurate, complete, current or adequately evaluated. The information on which we rely or with which we supply or maintain historical and statistical models may be incomplete or insufficient, which could have a material adverse effect on our business.

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

While we have not experienced significant disruptions from the COVID-19 outbreak, any future impacts that COVID-19 may have on us is subject to numerous uncertainties, including: (1) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (2) evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (3) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; and (4) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of COVID-19 or similar disease outbreak.

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

●	We cannot assure you that the emergency health measures we have adopted will continue to be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs.

●	If individual states and municipalities continue to implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores.

●	In case we face a worsening in the pandemic situation in the future, we may require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs. If restrictions are re-imposed in the future, our sales may be impacted.

●	If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

These and other impacts of the COVID-19 pandemic could also have the effect of heightening many of the other risk factors described herein, including but not limited to “—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income”, “—We face competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition”, “The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles”, “Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business”.

The Casino Group has the ability to direct our business and affairs despite holding less than 50% of our total voting shares.

As of March 6, 2023, the Casino Group was the beneficial owner of 30.5% of the total capital stock of Sendas, which is less than a majority of the total voting shares of Sendas. Notwithstanding this fact, the Casino Group has the power to: (1) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; and (2) determine the outcome of the vast majority of actions requiring shareholder approval. Accordingly, the Casino Group is considered to be our controlling shareholder pursuant to Brazilian Corporate Law. The Casino Group’s interests and business decisions may prevail over those of our other shareholders or ADS holders and there is no assurance that such business decisions and interests will result in improvements in our results of operations, which may adversely affect the trading price of our securities.

However, as we do not have a controlling shareholder who holds an absolute majority of our voting shares, we are susceptible to the emergence of a group of shareholders acting together that will exercise control over our business. We may also be subject to hostile attempts to acquire control and the resulting conflicts, and certain shareholder resolutions that require a minimum quorum may not be reached, making decision-making difficult in the scope of our corporate activities. Any sudden or unexpected change in our management, our business plan or strategic direction, any attempt to acquire control or any dispute between shareholders concerning their respective rights may adversely affect our business and results of operations.

In addition, in the event control over us is transferred to an entity or group such that Casino no longer retains direct or indirect control over us, individually or as part of a control block, certain of our debt obligations may be accelerated, which could materially and adversely affect our financial condition. For additional information about our indebtedness and the applicable covenants, see the risk factor entitled “—Certain of our debt instruments contain covenants that could limit our ability to operate our business and have other adverse consequences” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

Unfavorable decisions or unfolding of investigations in judicial or administrative proceedings involving members of our board of directors or executive officers may have a material adverse effect on us.

Members of our board of directors or executive officers may become defendants and/or be summoned to testify in administrative or judicial proceedings, in civil, criminal, tax and labor lawsuits not related to us, but such initiation and/or results may adversely affect them and negatively impacting our reputation. A conviction in criminal proceedings could prevent them from exercising their functions for us.

If any future investigations, unfolding of any ongoing investigations or allegations involving members of our board of directors or executive officers emerge, the results of our operations and the price of our shares may be adversely affected.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, environmental matters, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs.

Furthermore, some of our partners use online services and are subject to Brazilian regulations and laws specifically governing the internet and electronic commerce. These regulations and laws may also cover taxation, user privacy, data protection, pricing, content, copyright, distribution, electronic contracts and other communications, customer protection, provision of online payment services, home internet access in broadband and characteristics and quality of products and services.

If we fail to comply with these regulations and laws or our partners are held accountable for such non-compliance, our image, reputation and consumers' perception about our products could be damaged, which could adversely affect our net operating income, operating results, as well as the price of the Sendas common shares and the Sendas ADSs.

Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business.

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and meat products mainly from five suppliers. The products provided by these suppliers represented approximately 16.1% of our total sales for the year ended December 31, 2022. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. Despite a decrease in the unemployment rate in Brazil from 13.8% on December 31, 2020 to 13.2% on December 31, 2021 and 9.3% on December 31, 2022, such rate remained high. The high unemployment rate in Brazil, combined with relatively high interest rates (the basic interest rate in Brazil, the SELIC rate, reached 13.75% on December 31, 2022, as compared to 9.25% on December 31, 2021 and 2.0% in 2020) resulted in less credit availability to consumers in Brazil.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if Brazilian government policy restricts the granting of credit to consumers.

Additionally, we are involved through FIC in extending credit to customers through our partnership with Itaú Unibanco Holding S.A. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—B. Business Overview—FIC.”

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

Furthermore, FIC is a financial institution regulated by the Central Bank and is therefore subject to extensive regulation. The regulatory structure of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

●	minimum capital requirements;

●	requirements for investment in fixed capital;

●	credit limits and other credit restrictions;

●	accounting requirements;

●	intervention, liquidation and/or temporary special management systems; and

●	interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a competitor without financial operations.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, expired, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores. Any allegation of this nature made against our brand or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

Health risks related to the food industry may adversely affect our ability to sell food products.

We are subject to risks affecting the food industry generally, including contamination or spoilage of food, evolving nutritional and health concerns by our customers, product adulteration, and the public perception of product safety for the food industry as a whole, including as a result of disease outbreaks or the fear of such outbreaks. Even in a scenario where the products we sell are not affected by contamination, the food industry could face negative publicity if the food from producers or other retailers were to be contaminated, which can result in negative public perception about the safety of food products, a fear of outbreaks, and a reduction in demand for food products in the affected category. The widespread loss of consumer confidence in the safety and quality of food products, and any related real or perceived health risks, could have a material adverse effect on us.

Our inability to implement stakeholder- and community-oriented social measures where our stores are located, including promotion of respect, diversity and inclusion, could negatively affect our reputation.

In recent years, the regulatory and self-regulatory Brazilian capital markets authorities, investors and society have shown to be increasingly attentive to the adoption by the issuers of securities of: (1) environmental practices, as the implementation of measures to reduce impacts on the environment; (2) social practices, as the commitment toward their employees, suppliers and the community; and (3) governance practices, as the performance of actions to efficiently and responsibly apply financial and human resources (ESG). In the social aspect, the effective implementation of social practices depends on continuous, dynamic and systematic identification, as well as a thorough understanding of the main characteristics and demands of the stakeholders with whom the issuer relates and interacts, and with the communities that influence or are influenced by its business, in order to assess the potential risks and impacts generated by its operations on such people and communities.

If we are unable to implement effective social measures in the places where we operate, periodic training with employees to raise awareness about the importance of this subject, implement specific internal processes, hire and allocate teams dedicated to it, and perform coercive measures to prevent our stakeholders from practicing acts that are not aligned with the pillars of respect, diversity and inclusion, our reputation and our customers’ perception about us may be negatively impacted, which may adversely affect the results of our operations.

If we are unable to implement effective stakeholder- and community-oriented social measures where we operate, including those listed above, our reputation and perception of our customers about us may be negatively affected, which may adversely affect the results of our operations.

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

Any failure to comply with those laws and regulations may subject us (and our officers and directors) to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. According to the Brazilian Federal Decree No. 6,514, of July 22, 2008, such sanctions may include, among others, the imposition of fines ranging from R$50 to R$50 million, the cancellation of our licenses or revocation of authorizations, and the temporary or permanent suspension of our activities, besides to the obligation to repair any environmental damage we may have caused. Those sanctions may adversely affect the operation of our stores, as well as our reputation, cash availability and operating results.

We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

Combating risks related to climate change requires continuous improvement of our environmental management practices.

The focus on environmental issues and how companies manage possible negative impacts on business have increased due to the actions of developed countries and the interests of a new class of investors. We are subject to extensive federal, state and municipal legislation related to the preservation and protection of the environment and to the environmental licensing and management of our stores and distribution centers. Among other obligations, such legislation establishes requirements and standards for licenses or authorizations related to effluents, refrigerant gases, solid waste management and protected areas.

Compliance with legislation, as well as combating risks related to climate changes, requires continuous improvement of our environmental management practices and has to be incorporated into our expansion strategy, as well as the modernization of our equipment, cleaner energy sources and increased energy efficiency, with investments tropicalized methodologies and management of our service providers (national and regions) that reflect our current growth challenge. The new standards require extensive supply chain mapping and engagement regarding emissions calculation.

In addition, the currently available calculation methodologies follow international standards that do not reflect the reality of the Brazilian production and supply stages. It requires institutional adaptations and articulations for standardization and accuracy in the calculation and eventually assumed goals. We may be required to significantly increase our investments and costs in order to comply with such legislation, which may lead to significant disbursements for us.

In addition, we make use of refrigerated gases in the refrigeration systems in our stores. The maintenance required on the equipment and the replacement of gases results in emissions of gases that contribute to climate change. If we are questioned and eventually condemned as a result of such practices, we may be subject to sanctions, which may adversely affect our image and reputation.

Inadequate management of solid residues generated in our facilities and eventual contamination may adversely affect our business.

Pursuant to Brazilian Federal Law No. 12,305, of August 2, 2010, we are subject to the management of solid waste rules and are responsible for the segregation, storage, transportation and final disposal of our waste in an environmentally appropriate manner. We may have to repair any environmental damage resulting from the inadequate management of our waste.

If soil or underground water contamination is identified in the properties where we are located, we may be held liable and compelled to remediate such contamination, bearing the costs involved. The environmental legislation determines that the owner and/or possessor of a property that is located in a contaminated area may, regardless of whether it has actually caused such contamination, be held liable and compelled by both environmental agencies and the public prosecution service to perform the rehabilitation of the contaminated area through remediation and recovery of associated damage. Such remediation processes tend to extend over long periods of time and may involve the disbursement of significant amounts of money until it is concluded and a document is issued attesting the rehabilitation of the area for use, which may affect our business, operating results, and image.

Contracting third parties for collection, storage, transportation, treatment or final disposal of solid residues does not exempt us from the liability for damages that may be caused by their inadequate management. The non-fulfillment of any obligations related to the management of solid waste or the implementation of reverse logistics and/or cause pollution of any nature, may lead to the application of a fine, which may vary from R$5 thousand to R$50 million, as established in the Brazilian Federal Decree 6,514, of July 22, 2008, besides any potential liabilities and penalties established at the state or municipal level.

Risks Relating to Brazil

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

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the Sendas common shares and the Sendas ADSs may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

●	economic, political and social instability;

●	increases in the unemployment rate;

●	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);

●	significant increases in inflation or strong deflation in prices;

●	currency fluctuations;

●	import and export controls;

●	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);

●	modifications to laws and regulations according to political, social and economic interests;

●	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);

●	energy and water shortages and rationing;

●	liquidity of domestic capital and lending markets;

●	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Such factors are compounded by the overall health and growth of the Brazilian economy. Brazil’s gross domestic product, or GDP, increased by 2.9% in 2022, increased by 4.6% in 2021 and decreased by 4.1% in 2020. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Political instability in Brazil has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the Sendas common shares and the Sendas ADSs.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies.

Recent economic instability in Brazil has contributed to a decrease of market confidence in the Brazilian economy and to the worsening of the Brazilian political scenario. In addition, Brazilian markets have experienced heightened volatility due to uncertainties from ongoing investigations into money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. The effects of the Lava Jato investigation and other investigations of corruption had and continue to have an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future.

The Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global decline in commodity prices. In addition, Brazil's federal government has failed to implement significant and/or structural changes in Brazilian policy, tax structure, or regulation that could contribute to long-term growth in Brazil.

Furthermore, Luiz Inácio Lula da Silva was elected president in October 2022 for a four-year term beginning in 2023. The uncertainties regarding the new government’s ability to implement its agenda of changes related to monetary, fiscal and social security policies, considering that the majority of the elected federal legislature is from opposition parties, can contribute to economic instability as well as the political climate instigated after the elections, with massive demonstrations and/or riots, may contribute to economic instability in the country. These uncertainties and new measures may increase the volatility of the Brazilian capital markets.

The President of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affect the operations and financial performance of companies, including us. We cannot predict which policies the President will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy.

Such events may have a material adverse effect on our business, results of operations, financial condition and prospects. Historically, the Brazilian political scenario has influenced the performance of the Brazilian economy. In particular, political crises have affected the confidence of investors and the general public, which has adversely affected the Brazil economic development and may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the Sendas common shares and the Sendas ADSs.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), was 5.5% in 2022, 17.8% in 2021 and 23.1% in 2020. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 5.79% in 2022, 10.06% in 2021 and 4.52% in 2020, according to the IBGE.

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

During 2022, the Brazilian Monetary Policy Committee (Comitê de Política Monetária) increased official interest rates from 9.25% to 13.75%, having previously reached historic lows. Any future measures adopted by the Brazilian government, including reductions in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2019, the real depreciated against the U.S. dollar in comparison to 2018, reaching R$4.0301 per US$1.00 as of December 31, 2019. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real appreciated against the U.S. dollar in comparison to 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. On March 6, 2023, the real/U.S. dollar exchange rate was R$5.1970 per US$1.00. There can be no assurance that the real will not depreciate against the U.S. dollar.

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

The ongoing military conflict has already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

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

Standard & Poor’s (“S&P”) initially downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015 and subsequently downgraded it to BB in February 2016, maintaining its negative outlook, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. On January 11, 2018, S&P’s further downgraded Brazil’s credit rating from BB to BB-minus. In February 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020. As a result of the COVID-19 pandemic, in 2020, 2021 and 2022, S&P maintained the country's credit rating at BB- with a stable outlook.

Moody’s placed Brazil’s Baa3 sovereign debt credit rating under review in December 2015 and downgraded it to Ba2 with a negative outlook in February 2016, citing the prospect for further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in 2020, 2021 and 2022.

Fitch initially downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In 2020, 2021 and 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic.

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

Moreover, crises or significant developments in other countries, such as: (1) the financial crisis and any political instability in the United States; (2) the conflict between Russia and Ukraine; (3) a trade war between the United States and China; and (4) crises in Europe and other countries that affect the global economy may produce effects that directly or indirectly affect the Brazilian capital markets and broader economy, including price volatility of the securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs, diminished credit availability, supply chain disruptions, and inflation, among other consequences, which may adversely affect us, including the trading price of our securities, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian economy. Since December 2019, a novel strain of coronavirus that causes the disease known as COVID-19 has spread in China and other countries. In 2020 and 2021, and even into 2022, the COVID-19 outbreak compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and may continue to adversely affect business confidence and consumer sentiment, and they have been, and may continue to be, accompanied by volatility in financial and commodity markets as well as stock exchanges worldwide.

Events beyond our control, including epidemics and pandemics, affect the prices of the products we sell, the lease paid by our tenants, alter labor contract regimes, reduce our personnel in operation, increase the rate of leaves of absence, among others, and may harm our operations and those of our suppliers, tenants and service providers, as well as have a negative effect on consumption or result in political or economic instability.

These events could cause the temporary or permanent closure of some of our stores and/or distribution centers, our tenants' stores, delay or affect our ability to distribute products to our stores and our consumers, including in online sales deliveries, reduce demand for the products we sell, increase their price and decrease our sales, which could have a material adverse effect on our business and results of operations.

The COVID-19 pandemic is an ongoing event, the duration of which is uncertain and the measures taken in relation to it by public authorities (on a national or local level) are constantly evolving. The spread of the COVID-19 pandemic remains a concern for the global economy, despite declining infection rates and vaccines distributed worldwide.

We understand that the impact of the COVID-19 pandemic, in the Brazilian context, in particular on customers' consumption behavior, is very unpredictable and may vary rapidly depending on the evolution of the pandemic and the implementation of local measures, which may vary depending on the measures adopted by the local authorities (such as the term of confinement). As did other countries, Brazil experienced new strains of COVID-19, which resulted in a significant increase in the numbers of infections and deaths. We cannot guarantee that these factors will not impact our financial condition and results of operations.

New outbreaks of infections arising from, for example, new variants of the virus and any event that could prevent governments from controlling the spread of COVID-19, such as delays in vaccine distribution or ineffective vaccines, could lead governments to maintain mobility restrictions in an attempt to contain the spread of such disease, which would lead to suppression of our economic activity.

The spread of COVID-19 may have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries implemented relief plans to reduce the effects of COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that COVID-19 may cause on the price and performance of our securities. Any material change in the Brazilian and international financial markets or the Brazilian economy as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

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

We cannot assure you that an active trading market will be sustained for the Sendas common shares or the Sendas ADSs or that we will be able to maintain our listing on the B3 or the NYSE. The trading volume of the Sendas common shares and the Sendas ADSs may be volatile, and holders of the Sendas common shares and the Sendas ADSs may not be able to sell their respective securities.

The Sendas common shares are listed on the Novo Mercado listing segment of the B3, and the Sendas ADSs are listed on the NYSE. The listing of the Sendas common shares and the Sendas ADSs on the B3 and the NYSE, respectively, does not guarantee that a market for the Sendas common shares or the Sendas ADSs will be sustained or that we will be able to maintain our listing on the B3 or the NYSE. No assurance can be provided as to the demand for or trading price of the Sendas common shares or the Sendas ADSs.

The trading price of and demand for the Sendas common shares and the Sendas ADSs and the continued existence of a market and favorable price for the Sendas common shares and the Sendas ADSs will depend on a number of conditions, including:

●	the risk factors described in this annual report;

●	general social, economic and political conditions internationally and in Brazil, including fiscal and monetary policies to be adopted by the new government in Brazil, changes in interest and exchange rates and impacts on the global economy resulting from the ongoing military conflict between Russia and Ukraine;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	our businesses, operations, results and prospects;

●	future mergers and strategic alliances;

●	market conditions in the Brazilian cash and carry industry;

●	changes in government regulation, taxes, legal proceedings or other developments;

●	shortfalls in our operating results from levels forecasted by securities analysts;

●	investor sentiment toward the stock of companies in our industry in general;

●	announcements concerning us or our competitors;

●	maintenance of acceptable credit ratings or credit quality; and

●	the general state of the securities markets.

Any of these factors may impair the sustainability of a liquid market for the Sendas common shares or the Sendas ADSs and the ability of investors to sell the Sendas common shares or the Sendas ADSs at an attractive price. These factors also could cause the market price and demand for the Sendas common shares and the Sendas ADSs to fluctuate substantially, which may negatively affect the price and liquidity of the Sendas common shares and the Sendas ADSs. Many of these factors and conditions are beyond our or our shareholders’ control.

If securities or industry analysts publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of Sendas common shares and Sendas ADSs could decline.

The trading market for the Sendas common shares and the Sendas ADSs depends in part on the research and reports that securities or industry analysts publish about us or our businesses. If one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the Sendas common shares and the Sendas ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Sendas common shares and the Sendas ADSs could decrease, which might cause the price and trading volume of the Sendas common shares and the Sendas ADSs to decline.

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

None of us, our directors or officers or our shareholders are subject to any lock-up agreement that restrict or limit our or their ability to sell Sendas common shares or ADSs.

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

Under Brazilian law, only shareholders registered as such in Sendas’s corporate books may attend Sendas’s shareholders’ meetings. All Sendas common shares underlying the Sendas ADSs are registered in the name of the Sendas Depositary. Consequently, a holder of Sendas ADSs is not entitled to attend Sendas’ shareholders’ meetings. Holders of Sendas ADSs may exercise the voting rights with respect to Sendas common shares only in accordance with the deposit agreement relating to the Sendas ADSs. There are practical limitations upon the ability of holders of Sendas ADSs to exercise their voting rights due to the additional steps involved in communicating with holders of Sendas ADSs. For example, Sendas is required to publish a notice of Sendas’s shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of Sendas common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of Sendas ADSs will receive notice of a shareholders’ meeting by mail from the Sendas Depositary following Sendas’s notification to the Sendas Depositary of the shareholders’ meeting and Sendas’s request that the Sendas Depositary inform holders of Sendas ADSs of the shareholders’ meeting. To exercise their voting rights, holders of Sendas ADSs must instruct the Sendas Depositary on a timely basis. In addition, investors may hold Sendas ADSs through broker or financial institution nominees and therefore may be required to rely on their procedures to be able to vote. This voting process will take longer for holders of Sendas ADSs than for holders of Sendas common shares. If the Sendas Depositary fails to receive timely voting instructions for all or part of the Sendas ADSs, the Sendas Depositary will assume that the holders of those Sendas ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their Sendas ADSs, except in limited circumstances. In addition, Sendas is not contractually required to request the Sendas Depositary to inform holders of Sendas ADSs about the shareholders’ meeting under the Sendas Deposit Agreement, which may result in holders of Sendas ADSs not being able to provide voting instructions to the Sendas Depositary.

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

We are also subject to additional restrictions on dividends distributions in excess of the statutorily required minimum dividend imposed by some of our financial instruments. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

The Brazilian Congress is currently analyzing bills providing for the taxation on dividends and the alteration and/or extinction of the payment of interest on shareholders’ equity (juros sobre o capital próprio). Therefore, both distributed and received dividends may become taxed and the interest on shareholders’ equity (juros sobre o capital próprio) may be extinguished in the future, impacting the net amount to be received by our shareholders from our financial results.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

We are a “foreign private issuer” under U.S. securities laws. Accordingly, the corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to foreign private issuers. The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to furnish current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Brazilian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Also, any information furnished to the SEC will be subject to more limited liability provisions compared to information generally filed with the SEC by domestic issuers. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors.

As a foreign private issuer, we are entitled to rely on exceptions from certain corporate governance requirements of the NYSE. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken; and (5) we comply with all independence requirements applicable to U.S. audit committees, as exemplified below. Therefore, holders of Sendas ADSs do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, as a foreign private issuer, we rely on an exemption under Rule 10A-3(c) of the Exchange Act with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

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

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from the disposition of property that gives rise to such income and of commodities. Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2022. However, there can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

Corporate Reorganization

On December 31, 2020, CBD completed the Corporate Reorganization, consisting of the internal corporate transactions described below:

●	Sendas engaged in the Exchange Transaction with CBD in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and

➢	the Real Estate Assets, consisting of five parcels of real estate, in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).

●	Sendas distributed certain assets to CBD in the net amount of R$20 million.

●	CBD conducted the following capital contributions:

➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;

➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and

➢	CBD contributed R$500 million in cash to Sendas.

In addition, on December 14, 2020, we entered into a Separation Agreement with CBD, which provides a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” Pursuant to the Separation Agreement, Sendas recognized certain assets and liabilities related to contingencies and their related judicial deposits for which the parties agreed to be responsible following the Separation, in a net amount of R$127 million.

Set forth below are simplified structure charts showing CBD and its relevant subsidiaries, including Sendas and Éxito, and equity interests: (1) immediately prior to the Corporate Reorganization; and (2) immediately following the Corporate Reorganization.

Pre-Corporate Reorganization

Post-Corporate Reorganization

On March 3, 2021, CBD completed the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. The Sendas ADSs were distributed to holders of CBD ADSs on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3”. The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021.

Set forth below is a structure chart showing CBD and Sendas and their relevant subsidiaries immediately following the Spin-Off:

Post Spin-Off

For additional information on our share capital following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Reasons for the Spin-Off

We believe that the Spin-Off will provide a number of benefits to our shareholders, including:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure and permit CBD to focus on the quality of products and services, customer convenience and the overall customer experience, while permitting Sendas to focus on supply chain issues, reduction in the number of SKUs and basic service needs;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

●	create value for stakeholders as the intrinsic value of each separate company is recognized by investors based on the attributes and performance of the separate companies.

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

Until December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondonia in the total amount of R$192 million, or 52.7% of the expected total sale amount of the five properties. We subsequently entered into 20-year renewable lease agreements with respect to these properties. Until December 2022, we completed the remaining sale of two properties located in the States of Minas Gerais and Rio de Janeiro in the total amount of R$165 million. We subsequently entered into 20-year renewable lease agreements with respect to these properties.

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

Digital Partnerships

In 2021, we began our digital expansion through partnerships with third party applications with the aim to bring more convenience to our customers. In September 2021, we entered into a partnership with Cornershop by Uber in more than 25 cities throughout Brazil, and in February 2022, we began a pilot program with the delivery service Rappi to sell our products through the Rappi website and app in six cities in the State of São Paulo. As a result of these partnership, our customers are able to digitally shop for the main items from our product catalogue. Delivery drivers then select, separate and deliver items identified by the users. As of the date of this annual report, our digital partnerships with Cornershop and Rappi are available in 60 cities in 17 states in Brazil.

Extra Transaction

In line with our expansion plan, on October 14, 2021, our board of directors approved a transaction involving the assignment and conversion of up to 70 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. We refer to this transaction as the “Extra Transaction.”

The Extra Hiper stores were located on 17 properties owned by and 53 properties leased by CBD. To the extent the assigned stores were located on properties leased from third parties, CBD also assigned the respective lease agreements to Sendas. On December 16, 2021, as amended on February 24, 2022, we entered into a definitive agreement with CBD governing the terms of the Extra Transaction. At the time of the agreement, the total estimated price of the transaction was nearly R$4.0 billion, payable by Sendas to CBD in installments between December 2021 and January 2024, adjusted by CDI + 1.2% per year, which may also involve the acquisition by Sendas of some store equipment.

On August 17, 2022, Sendas and CBD approved the conclusion of credit assignment agreements with a financial institution, in anticipation of the installments between 2023 and 2024 due by Sendas to CBD. On December 23, 2022, Sendas and CBD approved the postponement of the installment that would be paid on December 29, 2022, to CBD in the amount of R$956 million to October 23, 2023. This postponement occurred for operational reasons, as the payment schedule of the installment to CBD considered the delivery of stores on certain dates and compliance with certain preconditions, such as obtaining consent from property owners and demobilization of stores by CBD. For this installment, a new credit assignment agreement with a financial institution was entered into by GPA and with our consent. Sendas, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and, in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with CBD, maintaining the characteristic of the terms, and the payments of the installments will be made directly by Sendas to the financial institution, maintaining the same due dates and interest previously agreed with CBD. Therefore, Sendas concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points, reducing the total price of the transaction by R$45 million. The Extra Transaction closed with a total of 66 commercial points, and the total price of the transaction was R$3.9 billion. In 2022, 47 commercial points were converted into Assaí stores, and the remainder of the conversions will be completed in 2023.

Additionally, in the context of the Extra Transaction, CBD and the real estate fund Barzel Retail Fundo de Investimento Imobiliário, or the Real Estate Fund, entered into a memorandum of understanding, with Sendas as guarantor, for the sale of up to 17 properties owned by CBD to the Real Estate Fund, for a total sale price of R$1.2 billion. We guaranteed the Real Estate Fund’s payment obligations to CBD and agreed to purchase up to 17 properties should the Real Estate Fund not be able to fulfill its obligations. On February 25, 2022, we entered into definitive agreements with the Real Estate Fund for the sale of up to 17 properties owned by CBD to the Real Estate Fund and subsequent lease of such properties for an initial term of 25 years, renewable for an additional 15 years. The closing of the agreements with the Real Estate Fund was subject to antitrust approval. On April 13, 2022, the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica - CADE) approved the sale of the 17 properties to the Real Estate Fund. Of the 17 properties that were recorded under “Assets held for sale,” 16 properties were sold to the Real Estate Fund in 2022. As of December 31, 2022, the remaining balance related to one property was R$95 million.

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

Capital Increases due to Exercise of Stock Options

In 2022, our board of directors approved issuances of new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans (as detailed under “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation”). The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares. Our board of directors approved the issuances as follows:

●	on February 21, 2022, our board of directors approved the issuance of 239,755 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,346,914,232 common shares and our total capital stock by R$1 million, from R$788 million to R$789 million;

●	on July 27, 2022, our board of directors approved the issuance of 1,119,515 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,348,332,666 common shares and our total capital stock by R$3.8 million, from R$1,254.5 million to R$ R$1,258.3 million;

●	on October 20, 2022, our board of directors approved the issuance of 650,808 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,348,983,474 common shares and our total capital stock by R$3.0 million, from R$1,258.3 million to R$1,261.6 million; and

●	on December 6, 2022, our board of directors approved the issuance of 181,920 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,349,165,394 common shares and our total capital stock by R$1.6 million, from R$1,261.6 million to R$1,263.2 million.

Recent Developments

Capital Increase

On February 15, 2023, our board of directors approved the issuance of 59,870 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,349,225,264 common shares and our total capital stock by R$0.7 million, from R$1,263.2 million to R$1,263.9 million.

Capital Expenditures and Investment Plan

Our gross capital expenditures and investment plan for 2023 aims at converting hypermarkets, building new units, renovating existing stores, improving logistics and technology, as well as other projects aimed at improving the shopping experience. In 2022, R$850 million was paid for the acquisition of 66 Extra Hiper commercial points, currently being converted to Assaí. In 2022, we invested R$5,496 million in our operations, an increase of 120.9% compared to R$2,489 million in 2021. This investment was principally due to the opening of new stores. In 2022, we opened 60 stores, which reinforced our confidence in the execution of our business strategy. In addition, in July 2021, we entered into an agreement with a fund managed by TRX Gestora de Recursos Ltda. for the sale and leaseback of five real properties located in the States of São Paulo, Rio de Janeiro and Rondonia. By December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondonia in the total amount of R$192 million, and by December 2022, we completed the remaining sale of two properties located in the States of Minas Gerais and Rio de Janeiro in the total amount of R$165 million. We subsequently entered into long-term lease agreements with respect to these properties. For more information, see “—History—Sale and Leaseback Transaction.”

Our investments since January 1, 2020 have included:

Opening of new stores – From January 1, 2020 to December 31, 2022, we organically opened or converted 107 Assaí stores in Brazil. For more information about our stores, see “—B. Business Overview—Sales Channels—Our Stores.”

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

Extra Transaction – In 2021, in line with our expansion plan, we entered into an agreement with CBD for the assignment and conversion of up to 70 commercial points operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points. For more information, see “—History—Extra Transaction.”

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$)
Opening of new stores	4,206	2,064	1,005
Renovation of existing stores	263	228	151
Information technology	163	94	63
Distribution facilities and other	89	65	70
Non-cash effects:
Financing assets	775	38	10
Total investments	5,496	2,489	1,299
Acquisition of commercial points - Extra Híper	3,130	798	—
Total investments (including acquisition of commercial points)	8,626	3,287	1,299

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

B. Business Overview

Overview

According to ABAAS, we were the largest pure cash and carry player in Brazil in terms of consolidated gross revenue in the year ended December 31, 2021 and the second largest retailer in Brazil. We were also named the best wholesaler by São Paulo customers, according to Datafolha research “The Best of São Paulo Services 2022,” and the 21st largest company in Brazil in 2022 according to the Exame magazine. We were also recognized as one of the most valuable brands in Brazil, reaching the 15th place in the Brazil 100 ranking published by Brand Finance in 2022, one of the 10 best Brazilian companies to work for in retail (in the “Giants” category according to Great Place of Work (GPTW) 2022); and ranked 1st in the sustainability and governance rankings in the “Wholesale” category of the Estadão Empresa Mais ranking 2022.

We serve as an economic center for the regions in which we operate. Our cash and carry operations involve sales of more than 8,000 items of grocery, food, perishable, beverage, wrapping and hygiene products, among others. In addition, our stores offer ample parking, air-conditioned, well-lit environments and more than 100 stores have butcher services.

Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals.

We are evolving in our digital transformation through the development of a seamless buying experience. We are currently investing in: (1) Wi-Fi infrastructure in all of our stores; (2) self-check-out; (3) digital sales through partnerships with last-mile operators; and (4) developing the Meu Assaí (My Assaí) app, intensifying our “phygital” strategy to combine physical and digital experiences.

We also hold an indirect minority equity interest in FIC, a Brazilian company that operates financial services in our stores with exclusive rights to offer credit cards, financial services and insurance policies (except for extended warranties).

Selected Operating Data

	As of and for the year ended December 31,
	2022	2022	2021	2020(2)
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(3)	73,898	73,898	55,979	46,249
Number of stores at period end	263	263	212	184
Total square meters of selling area at period end(4) (in thousand square meters)	1,306,724	1,306,724	963,784	809,061
Net operating revenue (in millions of R$ or US$, as the case may be)	10,449	54,520	41,898	36,043
Net operating revenue per employee(5)	141,398	737,774	748,459	779,325
Average ticket amount	45	233	220	201
Average number of tickets per month (in millions)	19.5	19.5	15.9	14.9

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.2177 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2022, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as a representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.

(2)	Excludes information relating to the Éxito Group, which was transferred to CBD in December 2020 as part of the Corporate Reorganization.

(3)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022, excludes interns and underage apprentices.

(4)	Sum of the selling area of each store at period end.

(5)	Calculated using the average of square meters of selling area on the last day of each month in the period.

Principal Markets

We generate all of our operating revenue in Brazil. Prior to the Corporate Reorganization, which was completed on December 31, 2020, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. The Éxito Group operation are presented as discontinued operations in our audited financial statements included in this annual report. For more information about the Éxito Acquisition, see “—A. History and Development of the Company—History—Éxito Acquisition.” As a result of the Corporate Reorganization, we no longer hold an equity interest in the Éxito Group. For more information about the Corporate Reorganization, see “—A. History and Development of the Company—History—The Spin-Off—Corporate Reorganization.”

Sales Channels

Our Stores

As of March 6, 2023, we operated a total of 263 stores under the Assaí banner in Brazil.

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

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 263 stores we operated as of December 31, 2022, 31 stores ranged from 1,000 to 3,000 square meters of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 88 stores ranged from 3,000 to 5,000 square meters of selling area, a format we believe is best suited to big families in urban centers; and 144 stores ranged from 5,000 to 9,000 square meters of selling area, a format we believe is best suited for bulk purchases.

The table below sets forth same store gross sales growth for the periods indicated. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Certain Operational Metrics.”

	2022	2021	2020	2019	2018	2017
Same store gross sales	10.3%	4.8%	14.1%	6.3%	8.3%	11.4%

The table below sets forth our average monthly gross revenue per square meter for the period indicated, which is defined as gross revenue for the period allocated by store divided by the average selling area (in square meters) for the period taking into account our store opening schedule. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Certain Operational Metrics.”

	For the year ended December 31,
	2022	2021	2020	2019	2018	2017
	(in R$ thousands)
Average monthly gross revenue per square meter	4.7	4.5	4.4	4.1	4.0	3.8

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2019	166
During 2020:
Opened	16
Closed	(1)
Converted	3
As of December 31, 2020	184
During 2021:
Opened	24
Closed	—
Converted	4
As of December 31, 2021	212
During 2022:
Opened	13
Closed	(4)
Converted	42
As of December 31, 2022	263

The following table sets forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Certain Operational Metrics.”

	As of December 31,
	2022	2021	2020
Number of Stores	263	212	184
Total Selling Area(1) (in thousand square meters)	1,307	964	809
Average Selling Area per Store(2) (in square meters)	4,969	4,546	4,397
Total Number of Employees(3)	73,898	55,979	46,249

(1)	Sum of the selling area of each store at period end.

(2)	Total selling area at period end divided by total number of stores at period end.

(3)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022, excludes interns and underage apprentices.

Geographic Distribution of Stores

Our stores are located throughout 23 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 55.7%, 56.6% and 56.3% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 44.3%, 43.4% and 43.7% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of December 31,
	2022	2021	2020
North	17	14	11
Midwest	25	21	18
Southeast	138	113	101
Northeast	74	57	49
South	9	7	5
Total	263	212	184

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 9.6%, 9.4% and 9.5% of our total sales for the years ended December 31, 2022, 2021 and 2020, respectively.

Credit Sales

For the years ended December 31, 2022, 2021 and 2020, 49%, 47% and 44%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 39%, 36% and 33% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 4.4%, 4.5% and 4.5% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years, and as of December 31, 2022, 2021 and 2020, FIC had a portfolio of 3.7 million, 3.5 million and 3.4 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of December 31, 2022, approximately 2.3 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in thousands)
Number of accounts	2,273	1,785	1,273

We and CBD each hold 50% of Bellamar, a holding company the only asset of which is an investment in 35.76% of the shares of FIC. Itaú Unibanco and Via S.A. (a former subsidiary of CBD) hold 50% and 14.24%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

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

We had approximately 233.7 million customers as of December 31, 2022, an increase of 30.4% from December 31, 2020.

The table below sets forth our total number of customers as of the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions)
Total number of customers	233.7	190.4	179.2

Approximately 61% of our customers are classified as Class C, 25% as Class A and Class B and 14% as Class D and Class E. For more information about the different income level classifications of Brazilian households, see “—Industry.”

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

For the years ended December 31, 2022, 2021 and 2020, we spent R$265 million, R$182 million and R$145 million, respectively, on advertising.

Suppliers

Aside from a few categories of products, as beverage and meat which we procure mainly from five suppliers, our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 35% of their volume supplied by distribution centers. As of December 31, 2022, approximately 71% of our total product volume was supplied directly while 29% of our total product volume was supplied by our 12 distribution centers located in eight Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 257,676 square meters as of December 31, 2022.

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

Information Technology

We invested R$163 million, R$94 million and R$63 million in information technology in the years ended December 31, 2022, 2021 and 2020, respectively, in connection with our operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

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

As of December 31, 2022, our trademark (Assaí) was duly registered with INPI. We did not have any registered patents as of December 31, 2022.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

According to the Nielsen, a consulting firm specializing in audience measurement, data, and analysis, 71.0% of Brazilian homes made at least one purchase from cash and carry stores in 2022, and the sales in the segment reported an increase of 25.4%, as compared to the previous year. The market share of cash and carry stores improved by 8.4% in comparison to January 2020, mainly due to the macroeconomic context and the strong expansion throughout the last five years, a period when 826 cash and carry stores were opened. The segment has a high number of small players in Brazil, and thus, still offers plenty of growth opportunity. In terms of relevance, the cash and carry segment represented in December 2022 only 22.0% of the Brazilian monthly purchases in the retail food industry (considering others such as small grocery stores and super and hypermarkets that do not belong to large groups), while other small players such as small grocery stores and super and hypermarket that do not belong to large groups represents 36.0%.

The chart below sets forth importance of the cash and carry segment in monthly purchases in the retail food industry in December 2022:

Cash & Carry Relevance in Monthly Purchases

(Dec/22)

Source: NielsenIQ – December 2022

(1)	Small grocery stores and super and hypermarkets that do not belong to large groups.
(2)	Mainly related to beverage distributors.

In addition, the market share of the cash and carry segment relative to total sales from the retail food industry reached 46.1% in December 2022, according to the Nielsen. The market share growth for this segment was 8.4 percentage points in the 36 months prior to the survey in December 2022 (only considering chains that report to Nielsen).

The chart below sets forth growth of the cash and carry segment in the last 36 months, only considering brands that report to Nielsen:

Market Share Growth by Segment in the Last 36 Months

(Dec/22)

Source: NielsenIQ – December 2022

The cash and carry segment has been strengthening over the past few years in Brazil, with growth year after year. Such development has been achieved through major investments made by existing networks, as well as by the transformation of supermarkets and hypermarkets into wholesale stores.

According to the ABAAS, the Brazilian retail food industry represented approximately 7.0% of Brazil’s GDP in 2021, and the food retail industry in Brazil recorded gross revenues of approximately R$611 billion in 2021, representing a 10.3% increase compared to approximately R$554 billion in 2020.

In addition, according to the ABAAS, there are more than two thousand cash and carry stores in operation in Brazil. The segment reported total sales of R$230 billion in 2021 and accounted for nearly 2% of the Brazilian GDP.

According to the IBGE, the total population of Brazil was approximately 215 million in December 2022, representing a 0.92% growth since December 2021. Given that more than 84.72% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.

According the CENSO IBGE survey of 2022, in 2022, the city of São Paulo had an estimated population of 12.2 million and the city of Rio de Janeiro had an estimated population of 6.6 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46 million, representing 21.6% of the Brazilian population and is our largest consumer market, with 100 stores as of December 31, 2022. The state of Rio de Janeiro is our second largest consumer market, with 32 stores as of December 31, 2022.

During the six months ended June 30, 2022, family consumption in Brazil increased 2.6% while the country’s GDP increased 2.5%. This GDP increase was mainly due to growth in the services segment, which represents more than 70% the country’s GDP.

The following table sets forth the different income levels of Brazilian households, according to the 2022 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2022, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	21,826
B1	10,361
B2	5,755
C1	3,276
C2	1,965
D/E	900

As of December 31, 2021, approximately 61% of our customers were classified as Class C, 25% as Class A and Class B and 14% as Class D and Class E.

The charts below set forth the distribution of our customers by income levels as compared to the overall Brazilian population.

According to a study by IPC Maps 2022, Class A households account for only 2.5% of urban households, Classes B1 and B2 collectively represent 20.8% of all urban households, Classes C1 and C2, the most representative in Brazil, collectively represent 47.9% of all urban households and Classes D and E collectively represent 28.8% of all urban households. In recent years, the average purchasing power and number of Class C, D and E urban households have increased.

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 7.4% from R$1,212 in January 2022 to R$1,302 in January 2023.

As set forth in the chart below, we are the second largest company in terms of total gross revenue in 2021, when compared with the main competitors in the Brazilian retail market.

Retail Ranking

Gross Operating Revenue

for the year ended December 31, 2021

(in R$ billions)

Sources: Companies’ public information.

(1)	Excludes for GPA the operations of Grupo Éxito.

(2)	Amount disclosed in the presentation on the closing of the transaction between Carrefour Group and BIG Group.

The chart below sets forth the food retail ranking in terms of gross revenue in 2021:

Food Retail Ranking

Gross Operating Revenue

for the year ended December 31, 2021

(in R$ billions)

Source: ABAAS.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Results of Operations—Brazilian Economic Environment.”

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

For more information about our competitive landscape, see “—Industry.”

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

Environmental, Social and Governance Matters

For us, sustainability is a strategic and transversal approach that encompasses all our activities and projects. We seek to balance economic, social, and environmental dimensions in our operations and the value chain, adopting the United Nations (UN) Sustainable Development Goals as guiding principles for our initiatives. We consider the global scenario, sustainability issues and the main ESG indices in the market, as well as the expectations and interests of our stakeholders through our materiality study.

Due to the capillarity and scope of operations, our responsibility as a transforming agent in society is even greater. Therefore, our strategy is based on strengthening the communities surrounding the stores, the continuous commitment to face climate emergencies, the traceability of the value chain and the promotion of diversity and inclusion. All these aspects are part of a joint action with our different constituencies, through an ethical and transparent relationship.

Sustainability Pillars

Our sustainability pillars are:

●	Combating Climate Change: innovate and improve environmental management.

●	Integrated Management and Transparency: improve ESG practices through ethical and transparent relationships.

●	Transformation in the Value Chain: co-build chains committed to the environment and people.

●	Engagement with Society: being a mobilizing agent to promote inclusive and fair opportunities.

●	Valuing Our People: to be a reference in promoting diversity, inclusion, and sustainability through our employees.

Our ESG goals are prepared and approved by our corporate governance and sustainability committee and by our board of directors. They form part of our objectives and are included in all planned investments.

Highlights for 2022 included the following:

Combating Climate Change

Our operations are complex and involve numerous suppliers to ensure the best supply of our stores and meet the needs of our customers. With sustainability as a strategic part of our business, we seek to identify, monitor, and reduce vulnerabilities and environmental impact on the operation. This way, we aim to create strategies to reduce such risks and make activities more responsible and suitable to face the climate emergency, raising the awareness of our audiences, including practices and processes that reinforce our commitment beyond compliance with current legislation.

Our environmental management has as its main axis the fight against climate change, which is why we have targets for reducing carbon dioxide emissions by 30% (scopes 1 and 2) in our operations by 2025 and by 38% by 2030 in relation to our total emissions in 2015. These commitments are linked to the variable remuneration of all eligible leadership positions, which includes our CEO and other executive officers, in addition to the positions of consultants, coordinators and managers in our distribution centers and headquarters.

In line with our goals, we reached 96% of operations converted to the free market for energy, focusing on prioritizing the consumption of renewable energy. The process was adjusted to the accelerated pace of expansion, so that all new stores are already developed for this market. As a complement to this strategy, we purchased the I-REC (International Renewable Energy Certificate) which certifies part of the renewable energy consumed in our operations.

We have also invested in solar plants for the self-generation of distributed energy, taking advantage of areas that are available but not useful for business, increasing our independence from local energy suppliers. As of the date of this annual report, we had a total of seven photovoltaic power plants in operation. We have also invested in the structures of the new stores, which feature eco-efficiency items such as filling stations for electric vehicles and 100% LED lighting.

In 2022, we made progress in replacing the R-22 fluid with less aggressive gases, with a 20% reduction in consumption in our stores, compared to 2021, which involves replacing (retrofit) old refrigeration systems with chillers that do not operate with R-22. This change has allowed us to use gases with less environmental impact and results in lower energy consumption due to thermal energy storage and better display of goods.

We advanced in waste treatment processes through composting and waste reduction, with the Destino Certo program, through the donation to partner institutions of 1.7 thousand tons of perishable fruits, vegetables and greens not suitable for sale, but suitable for consumption, which is 44.7% more than in 2021. In all, 182 of our stores participated in this project throughout the year. Diversion of sanitary landfills allowed reductions in gas emissions, such as methane, by around 36,123 tons of CO2e, as a result of internal negotiations that made it possible to expand programs in line with the company's accelerated pace of growth.

We have also been working on building a strategy aimed at reducing the generation of non-recyclable waste. We concluded the diagnosis regarding the recyclability of exclusive brand product packaging for the construction of a broad action plan together with our areas and suppliers. In this sense, we have also been active in reverse logistics with customers.

By December 2022, we had 36 active Posts for Voluntary Waste Delivery in our stores, which, compared to 2021, represent an increase of 71%. The amount collected also shows a significant improvement of 53% — between paper, cardboard, plastic, metals in general, glass, long life boxes, electronics and used vegetable oil. In addition, we provide equipment for the collection of specific waste, such as light bulbs and batteries.

As a result of these practices, in 2022, we improved assessment in the CDP, which is considered one of the main measurement and disclosure programs for efficient management of risks related to carbon emissions and climate change. In addition to, for the first time, the company receiving the Gold Seal in the Public Registry of Emissions of the Brazilian GHG Protocol Program, awarded only to companies that report their emissions in a complete manner and audited by an independent third party — the highest level of recognition for companies that demonstrate compliance with all transparency criteria in the publication of their Greenhouse Gas Inventory (GHG) data.

Integrated Management and Transparency

Since our listing on B3 in March 2021, we operate under the governance standards of the Novo Mercado, the highest corporate governance standard of B3. In 2022, we were approved to join the B3’s Corporate Sustainability Index (Índice de Sustentabilidade Empresarial) (ISE) of the B3, which took effect on January 1, 2023, and evaluates companies that have a recognized commitment to sustainability practices in their operations. This is the first time that we have been included in the ISE portfolio since our listing on the B3. In addition to being part of this select portfolio, we were also included in the B3’s Carbon Efficient Index (Índice Carbono Eficiente) (ICO2), which we believe demonstrates a solid commitment to the transparency of our emissions.

We also adopt sustainability practices and publish an annual Sustainability Report to report on our performance in the economic, social, and environmental areas. To reinforce sustainability as a strategic pillar of our business, we are also in line with the guidelines of the Casino Group. The themes and topics prioritized in this report are in accordance with the materiality study and the set of sustainability commitments aligned with the policies adopted globally by the Casino Group, as well as the correspondence to the GRI themes (Global Reporting Initiative) and to the following UN Sustainable Development Goals: zero hunger and sustainable agriculture, quality education, gender equality, decent work and economic growth, reduction of inequalities, sustainable cities and communities, responsible consumption and production, action against global climate change, life in the water, Earth life, and peace, justice, and effective institutions. An independent auditor performs a limited review of the indicators defined in our annual sustainability report.

Transformation in the Value Chain

We operate in a rich and complex value chain composed of numerous suppliers, including producers, industries, distribution companies and services. We seek to know in depth all the links in the chain, increasing the traceability and monitoring of the process and, thus, identifying and mitigating possible socio-environmental risks in the raw material extraction and production stages, in addition to contributing to boosting our positive impact.

Our relationship with suppliers is guided by standards to be followed in areas such as the promotion of human rights, occupational health and safety, food safety, anti-corruption practices, protection of biodiversity and the environment, which are contained in our Code of Ethics, Diversity and Human Rights, Environmental Management Policy and Socio-environmental Policy for Beef Purchasing and Ethics Charter for Suppliers.

Through this guideline, our objective is to create a favorable business environment for the development of ethical and socially responsible standards. In 2022, we achieved the goal of auditing all suppliers of exclusive brands and those imported from high-risk countries about working conditions. Among the obligations assumed by suppliers, there is compliance about quality, health, safety, and the environment, and they are responsible for creating preventive risk management mechanisms, as well as educational processes in the promotion and preservation of the environment.

In 2022, we also started to carry out a diagnosis of our relationship with small suppliers, with the aim of identifying opportunities for improvement in our practices and the main challenges faced by them in order to become increasingly close commercial partners of ours.

We have improved our Socio-environmental Beef Purchasing Policy, which is designed to guide the relationship between us and our suppliers of beef products. Through this policy, we establish commitments, pillars of action and guidelines that guide the company's beef purchasing process, in addition to ensuring compliance with the Brazilian Forest Code and current legislation.

The respect for these guidelines is mandatory for all beef suppliers and is a condition for establishing and maintaining long-term relationships with us. The update includes the Cerrado biome protocol prepared by the institutions Profores and Imaflora, and we will require even stricter criteria for combating deforestation from our suppliers who purchase cattle from this biome.

Engagement with Society

Our operating strategy is built to generate a positive social impact on society to do this by strengthening our relationship with customers, suppliers, employees, and social organizations around our stores to work together, as true agents of transformation.

Based on this objective, in 2022 we launched the Assaí Institute, an independent and non-profit operation, with the purpose of promoting opportunities and paths of prosperity for people and communities. The creation of the Assaí Institute reflects the relevance of the Social Responsibility agenda for the company and our commitment to social impact.

The Assaí Institute allows us to act in an even more focused and structured way on three fronts: (1) promotion of actions aimed at food entrepreneurship; (2) fighting food insecurity; and (3) strengthening small institutions that promote sports activities.

Through the Assaí Institute, we continue our actions at Academia Assaí, our social investment program that, since 2017, has been supporting micro and small entrepreneurs in the food sector, providing them with training courses, sharing information, events, among other activities. In 2022, the program issued more than 30,000 training certificates to entrepreneurs, with more than 2.4 million accesses to its different communication channels, a growth of 7.3% compared to 2021.

As a member of the food sector, we have focused our social actions on donating thousands of basic foodstuffs to social institutions. In 2022, we donated more than 245 tons of food, benefiting more than 25,000 families in Brazil, through a partnership with more than 125 partner social institutions that work with communities. We also mobilize our customers throughout Brazil to support families in vulnerable situations, through campaigns to collect food donations in our stores (receiving points), with more than 500 tons of non-perishable food and hygiene and cleaning items to local organizations near our stores.

In addition, we support the Taça das Favelas, a competition held by the Central Única das Favelas (CUFA), which is the largest soccer championship among favelas in the world. In this sense, we aim to promote citizenship and inclusive opportunities, involving socio-educational activities in their game stages.

In 2022, we also had partnerships with several organizations in Brazil that promote entrepreneurship, such as Preta Hub, which promotes Feira Preta, the largest Black entrepreneurship fair in Latin America; Redes da Maré, which facilitates the professional development of women in the areas of gastronomy in the Maré community in Rio de Janeiro; Arrastão, which supports families in situations of social vulnerability through education, culture and income generation projects in Campo Limpo, São Paulo; and Vale do Dendê, which develops innovation and entrepreneurship ecosystems in the food sector in Salvador, Bahia; among others.

Valuing Our People

Each year, we reinforce our focus on diversity and inclusion and respect for human rights with a strategic agenda to promote inclusion, respect, and value diversity, and combat all forms of violence and discrimination, internally and across our value chain. We rely on our organizational culture, our Code of Ethics and our Diversity and Human Rights Policy and Ethnic-Racial Policy to build our actions to value diversity and combat violence and discrimination. Following these guidelines, we carry out diversity and inclusion planning on four fronts: (1) governance; (2) institutional and brand positioning; (3) inclusive culture; and (4) affirmative action.

Governance

Our governance guidelines are structured based on policies and procedures conducted by our Diversity & Inclusion area and systematically evaluated by our board and directors and its advisory committees:

●	Diversity and Human Rights Policy: In 2020, we implemented our Diversity and Human Rights Policy, which supports our commitments, strategies, and actions within the theme. This policy is in line with international human rights principles covered by the UN Universal Declaration of Human Rights, which guarantees the rights of all people, regardless of race, color, sexual orientation, gender identity, religion, origin/nationality, economic and social condition, or any other marker of identity. Respect and promotion of human rights are fundamental for our sustainability and relationship with our stakeholders and society in general.

●	Diversity and Human Rights Clause: Implemented in 2021, it reinforces our Code of Ethics and Diversity and Human Rights Policy and requires our contractors to guide and train their teams – who work in our units – and establishes sanctions and contractual termination in case of non-compliance, valid for all existing contracts with our service provider partners.

●	Ethnic-Racial Equity Policy: Developed in 2021, with the aim of providing transparency to our position and offering guidelines for action on the ethnic-racial issue to all our employees, service providers, suppliers, or any other relationship public present in our business units. This policy also presents definitions and guidelines for the roles and responsibilities of leaders and non-leaders, in addition to guidelines for expected and unacceptable behaviors.

●	Diversity Ambassadors Group: Launched in 2021, with the aim of discussing, deepening topics and identifying opportunities. The group is made up of employees who work in stores and distribution centers at all hierarchical levels and who represent the diversity present in our people (LGBTQIA+, belief, culture, race, gender, generations, people with and without disabilities). Ambassadors participate in a training workshop and an online training course so that they can deepen their knowledge on the subject.

●	Code of Ethics: In 2022, we revised our Code of Ethics, a document that summarizes the most important principles and guides our work and our decisions. The Code also presents our expectations regarding the behavior and performance of our leaders, administrators, employees, suppliers, business partners and service providers, expressing expectations, principles and guidelines that must be followed by everyone in their relationship with stakeholders. In addition, it establishes guidelines for conducting business and relationships with public authorities, commercial partners and employees, anti-corruption policies, conflict of interest policies, contributions, and sponsorships, activating and investigating the ombudsman, consequences and disciplinary measures, management of the ethics committee, relationship and agreements with public authorities and compliance with inspection.

●	Diversity Census: Our first census carried out in 2022, in partnership with Instituto Identidades do Brasil (ID_BR), a non-profit organization that helps accelerate the promotion of racial equality in the labor market, which had the voluntary participation of 56.4% of employees. This allowed us to know the profile and breadth of our diversity: origin, culture, economic/social conditions, sexual orientation, and various other demographic data. In addition, it allows us to deepen the diagnoses and map priorities and specific actions based on the contribution of the employees themselves.

●	Great Place of Work (GPTW): For the first time as a private label, in 2022, we participated in the Great Place of Work survey – which assesses the relationship of trust in companies and reveals our employees’ perception of our organization’s various policies and behaviors. We were certified with the seal, and, as a result, we were also included in the B3’s IGPTW B3 index, an index that includes all GPTW-certified companies on the B3.

Institutional and Brand Positioning

We are signatories of initiatives and movements that aim to contribute to a more responsible, fair and inclusive society. We work together to overcome the main challenges of sustainable development, adopting the best retail practices. We sign the following commitments:

●	Unstereotype Alliance: In 2019, we joined the Unstereotype Alliance program by UN Women. This initiative brings together market-leading companies with the common goal of eliminating gender stereotypes in their advertising.

●	Seal Yes to Racial Equity: We adhered to this seal in 2020. This is an important initiative of the Brazilian Identities Institute (ID_BR) and aims to strengthen the commitment and positioning of companies to eliminate discrimination, respect human rights and valuing racial diversity.

●	Women’s Empowerment Principles: In 2021, we joined this initiative by UN Women and the UN Global Compact. The seven women’s empowerment principles have guidelines to further strengthen our gender equity practices for our employees and society.

●	LGBTI+ Business and Rights Forum: This forum is a mobilization of companies committed to recognizing and promoting the rights of LGBTQIA+ people.

●	Business Coalition to Eliminate Violence Against Women and Girls: Aimed at giving greater visibility to this subject and make progress with the agenda of violence against women, in 2021, we adhered to the commitment that mobilizes over 130 Brazilian companies promoting actions able to generate transformations in the most varied spaces of society so that they can become safer, more welcoming, and free from all forms of violence.

●	REIS – Business Network for Social Inclusion: This commitment reinforces our position in relation to the inclusion and development of the more than 3,000 employees with disabilities who are in our stores, distribution centers, offices, and corporate headquarters.

●	Movimento Mulher 360 (Business Movement for Women’s Economic Development: In 2022, we joined this movement, through which we intend to contribute to the discussion of the agenda on gender equity and female empowerment. We reinforce our commitment to respect, appreciation and inclusion among our employees and our relationship network.

●	Business Initiative for Racial Equality (ID_BR): We are also part of the Business Initiative for Racial Equality (ID_BR), a movement formed by companies and institutions committed to racial inclusion and overcoming racism in the corporate environment. In 2022, we consolidated its work agenda expressed in 10 Company Commitments with the Promotion of Equality, strengthening inclusion, development and career actions, combating racism inside and outside our company.

●	We adhere to the Open Letter to the Federal Executive Branch for the signing of Convention 190 for the Elimination of Violence and Harassment at Work, a movement led by the Business Coalition for the End of Violence against Women and Girls, of which we are a signatory.

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

Affirmative Action

This front aims to intensify actions to maintain and advance existing programs and minority groups and implement new actions that favor the inclusion of other minority groups, including:

●	Gender Equality: We have internal policies that provide for the participation of women throughout the hiring process, the development and training of women in middle leadership to accelerate their careers and specific benefits for mothers. In 2022, 25.7% of our leadership positions (management and above) were held by women.

●	People with Disabilities: We intensified our partnerships with consultants to expand and strengthen our actions. We also prepared a Normative Instruction with guidelines on hiring, inclusion and dismissal of people with disabilities. In 2022, 5.4% of our employees were people with disabilities.

●	Racial Equity: In 2022, we intensified the hiring of Black employees in all positions and business units. 64.5% of our employees are self-declared Black, 61.4% of our leadership positions were held by Black employees and 43.6% of our management positions and above were held by Black employees.

●	LGBTQIA+: In 2022, we increased the inclusion of trans people, with a growth of more than 48.2% compared to the same period in 2021.

C. Organizational Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report. For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D. Property, Plant and Equipment

As of December 31, 2022, we owned 27 stores and one distribution center. As of December 31, 2022, we leased the remaining 236 stores and the 11 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are for a term of five to twenty-five years, being most of them for twenty-year term, renewable for the same period. We have six leases expiring in 2023, which are scheduled to expire in June, August, September, October and November 2023. These leases are subject to an automatic 10-year renewal unless we decide to terminate them prior to their expiration. We do not expect to terminate these lease agreements. Based on our prior experience on Brazilian real estate law, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of December 31, 2022
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	27	121,889	236	1,184,835	263	1,306,724
Warehouses	1	3,700	11	253,976	12	257,676
Total	28	125,589	247	1,438,811	275	1,564,400

	As of December 31, 2021
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	26	115,628	186	848,156	212	963,784
Warehouses	—	—	11	168,793	11	168,793
Total	26	115,628	197	1,016,949	223	1,132,577

	As of December 31, 2020
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	24	107,362	160	701,699	184	809,061
Warehouses	—	—	10	155,642	10	155,642
Total	24	107,362	170	857,341	194	964,703

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited financial statements prepared in accordance with IFRS and the other financial information included in this annual report.

A. Operating Results

Principal Factors Affecting Our Results of Operations

Brazilian Economic Environment

Beginning on January 1, 2021, all of our operations have been located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. Prior to the Corporate Reorganization, which was completed on December 31, 2020, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. As a result of the Corporate Reorganization, we present the Éxito Group as a discontinued operation in our financial statements for the year ended December 31, 2020.

The economic environment remained challenging for our operations during throughout the last 3 years. The Brazilian GDP, as published by the IBGE, increased by 2.9% in 2022, increased by 4.6% in 2021 and decreased by 4.1% in 2020, the first year of the COVID-19 pandemic. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of December 31, 2022, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 9.3%, compared to 13.2% as of December 31, 2021 and 13.8% as of December 31, 2020. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In 2022, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, decreased to 5.45%, compared to 17.8% during 2021 and 23.1% during 2020. In 2022, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, decreased to 5.79%, compared to 10.06% during 2021 and 4.52% during 2020. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2022, the real depreciated against the U.S. dollar by 6.50%, following a depreciation of 7.4% during 2021 and a depreciation of 28.9% during 2020. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of December 31, 2022, the CDI rate was 12.39%, reflecting an increase from the CDI rate of 4.4% as of December 31, 2021, and an increase from the CDI rate of 2.8% as of December 31, 2020. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

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

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2022	2021	2020	2019	2018

GDP growth (%) (1)	2.9	4.6	(4.1)	1.1	1.1
Unemployment (%) (2)	9.3	13.2	13.5	11.9	12.3
Inflation (IGP-M) (%) (3)	5.5	10.8	23.1	7.3	7.5
Inflation (IPCA) (%) (4)	5.8	10.1	4.5	4.3	3.7
CDI (%) (5)	12.4	4.4	2.8	5.9	6.4
(Depreciation) appreciation of the real against the U.S. dollar (%)	(6.5)	(7.4)	(28.9)	(4.4)	(18.5)
Exchange rate (closing) of the real to the U.S. dollar (6)	5.218	5.581	5.197	4.031	3.875
Average exchange rate the real to the U.S. dollars (6)	5.165	5.395	5.158	3.946	3.656

(1)	Source: IBGE.

(2)	Source: IBGE

(3)	Source: FGV.

(4)	Source: IBGE.

(5)	Source: Central Bank.

(6)	Source: Central Bank.

Our Expansion Plan

We began operating 2022 fully independently and with more visibility following our Spin-Off from CBD in 2021. We exceeded our announced expansion plan, opening 60 new stores during 2022, 47 of which by conversion of hypermarkets. The opening of those stores is a historic achievement for our company, as we believe that the conversion of 47 stores and the construction of 13 new large surface organic stores in a single year is unprecedented in the Brazilian cash and carry market.

As a result of our rapid expansion pace, as of December 31, 2022, we operated 263 stores, 12 distribution center and 11 regional offices. In addition, we operated 100 stores in the State of São Paulo, making us the largest self-service wholesale chain in the state. With our growth, we reached 1.3 million square meters in sales area as of December 31, 2022, an increase of 36% as compared to December 31, 2021.

In a year marked by instability, we delivered robust growth and revenues with a gain in market share. We maintained a high level of profitability and improved our debt profile as a result of the Spin-Off, ensuring quality in the financial management of our business. Our expansion was also accompanied by the growth of our personnel. We generated 16 thousand new jobs in 2022 (including active and absent employees, interns, and underage apprentices), as compared to 11 thousand in 2021.

Looking ahead, we are aware of the challenges of 2023. For this reason, we consider the maintenance of our characteristics essential, i.e, efficient, decentralized, and low-cost operations to offer the best prices and the best shopping experience to our diversified customer base. We aim to open approximately 30 to 40 new stores in 2023.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited financial statements in accordance with IFRS as issued by the IASB. Our audited financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. Following the Éxito Acquisition, we began consolidating the results of the Éxito Group and its subsidiaries into our financial statements as from December 1, 2019, and we implemented a new organizational structure that reflected our business activities and corresponded to our principal business activities. Accordingly, we had two business units and reported our results in two corresponding segments to reflect this organizational structure:

●	Cash and Carry – this segment included our legacy business in Brazil, primarily conducted under the “Assaí” banner; and

●	Éxito Group – this segment included the businesses of the Éxito Group in Colombia, Argentina and Uruguay, which we conduct under the “Éxito,” “Surtimax,” “Super Inter,” “Carulla”, “Disco”, “Devoto”, “SurtiMayorista” and “Libertad” banners.

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

As of the date of this annual report, we report our results as a single segment, which includes our cash and carry business in Brazil.

Critical Accounting Policies and Estimates

The preparation of our financial statements, in accordance with IFRS as issued by the IASB requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

For more information about the key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year, see note 5 to our audited financial statements included elsewhere in this annual report.

Internal Control over Financial Reporting

We maintain internal control practices that seek to keep an adequate monitoring of our internal control environment related to operational and financial processes.

As of the date of this annual report, we have several internal control practices, such as training for employees about our main compliance rules, the development of action plans with our business areas to mitigate potential reputational risks and relevant future financial losses, the periodic assessment of the main risks related to our technological environment and operational processes, among others. Each of these practices is under the primary responsibility of one of our control areas.

Our internal audit area, which reports to our audit committee, acts independently and objectively to assess the quality and effectiveness of our risk management, control, and governance processes. The current audit plan is reviewed and validated by our chief executive officer and audit committee, and its compliance is supervised by our audit committee and reported to our board of directors.

Our risk management area periodically evaluates the risks inherent to our processes and maintains a matrix of risks and controls with the proper validations by the process owners and our management, which is submitted, annually, for evaluation of internal audit procedures.

In addition, we hire an independent firm to perform the controls testing for Sarbanes-Oxley Act purposes under our management’s supervision, in order to support the conclusion on internal controls.

As part of the preparation of our financial statements for the year ended December 31, 2022, certain significant deficiencies in our internal controls were identified, as follows:

Identification and approval of manual entries

We designed and implemented control AT-153 aiming to ensure that all manual entries originated from the several transactions in the SAP system undertake a review and approval process before they are recorded in the general ledger. Nevertheless, we noted that the control was designed to capture only manual entries originated from the FBV0 transaction, and therefore does not capture manual entries originated from other standardized and/or customized transactions in the SAP system that allow the creation of manual entries.

Our management is making efforts to map all transactions that perform manual entries to insert in the control’s description and test steps. In addition, our management has a compensatory control in place in order to capture all the manual entries made in the period, which is formalized through a memo. Our management emphasizes that this control was effective during the year ended December 31, 2022.

Review of right-of-use assets and lease liabilities measurement

The control designed by us to ensure proper measurement of right-of-use assets and lease liabilities is not effectively designed to establish each of the activities to be performed by the reviewer and necessary to identify lease measurement errors, confirm the correct application of the accounting policy and ensure the accuracy and integrity of the data and information used (IPEs) in performing the control such as contract terms and discount rates. In addition, the control is performed in electronic spreadsheets with manual inputs and calculations. We identified inconsistencies arising from the lack of review and interpretation of all new contract terms in addition to the review of key data affecting the measurement of these contracts.

Our management understands that there is space for improvement in the design, due to the calculation being made by manual spreadsheets and the relevant number of contracts. We had some divergences in the assumptions used in the input of information, causing an immaterial divergence of the values calculated per contract by us. Our management is considering hiring a system to manage the lease agreements and their respective calculations in accordance with IFRS 16.

See also “Item 3. Key Information—D. Risk Factors— Risks Relating to our Industry and Us—Significant deficiencies in our internal controls have been identified and, if we are unable to take the necessary corrective measures, we may not be able to adequately report our results of operations and this may adversely affect us.”

Notwithstanding the significant deficiencies identified, our management has concluded that our disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In addition, the independent registered certified public accounting firm who audited our financial statements included elsewhere in this annual report has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. For additional information, see “Item 15. Controls and Procedures.”

Overview

On December 31, 2020, we completed the Corporate Reorganization, pursuant to which we transferred to CBD all the shares of Éxito held by us (corresponding to 96.57% of the total outstanding shares of Éxito). Accordingly, we present the results of the Éxito Group as discontinued operations in our financial statements for the year ended December 31, 2020, in accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our continuing operations, which consist of our legacy cash and carry business, continued to experience strong growth in 2022, demonstrated by an increase of 30.1% in net operating revenue to R$54,520 million, from R$41,898 million in 2021. This growth was driven by the outstanding performance of the 60 stores we opened in 2022, consisting of 13 new stores and 47 store conversions, the maturation of stores opened in prior years, and a 10.3% growth in same store gross sales. Same store gross sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. As of December 31, 2022, our total sales area was 1,306,724 square meters. Management expects stores to mature between three and five years depending on the region in which the store is located. As discussed below, our net income decreased by 24.2% to R$1,220 million in 2022 from R$1,610 million in 2021.

Results of Operations for Years Ended December 31, 2022 and 2021

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2022		2021		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	54,520	100.0	41,898	100.0	30.1
Cost of sales	(45,557)	(83.6)	(34,753)	(82.9)	31.1
Gross profit	8,963	16.4	7,145	17.1	25.4
Selling expenses	(4,379)	(8.0)	(3,334)	(8.0)	31.3
General and administrative expenses	(787)	(1.4)	(588)	(1.4)	33.8
Depreciation and amortization	(919)	(1.7)	(638)	(1.5)	44.0
Share of profit of associates	44	0.1	47	0.1	(6.4)
Other operating expenses, net	(72)	(0.1)	(53)	(0.1)	35.8
Operating profit	2,850	5.2	2,579	6.2	10.5
Financial revenues	394	0.7	188	0.4	109.6
Financial expenses	(1,909)	(3.5)	(918)	(2.2)	108.0
Net financial result	(1,515)	(2.8)	(730)	(1.7)	107.5
Income before income taxes	1,335	2.5	1,849	4.4	(27.8)
Income tax and social contribution	(115)	(0.2)	(239)	(0.6)	(51.9)
Net income for the year	1,220	2.2	1,610	3.8	(24.2)

Net operating revenue. Our net operating revenue consists mainly of gross revenue derived from our product sales reduced by taxes and products returns. Net operating revenue increased by 30.1%, or R$12,622 million, to R$54,520 million in 2022 from R$41,898 million in 2021, mainly as a result of: (1) an increase in sales volume of 20.6% due to the opening of 60 new stores (including 47 hypermarket conversions) in the last 12 months, which accounted for a 36% growth in our sales area; and (2) a 10.3% increase in same store gross sales, primarily due to our attractive and successful business model. In addition, our continuous advances in improving the shopping experience, with revisions of product mix and inclusion of services to meet the demand and the profile of the customers around each store, has resulted in increased store traffic.

Gross profit. Gross profit increased by 25.4%, or R$1,818 million, to R$8,963 million in 2022 from R$7,145 million in 2021, mainly as a result of the opening of 60 new stores in the last 12 months (as compared to 28 new stores in the corresponding period in 2021), the maturation of stores opened in prior years and an effective and consistent commercial strategy in 2022. Our gross margin decreased by 0.7 percentage points, to 16.5% in 2022, from 17.1% in 2021, mainly due to the effective commercial strategy amid increased competition and our historic expansion.

Selling expenses. Selling expenses increased by 31.3%, or R$1,045 million, to R$4,379 million in 2022 from R$3,334 million in 2021, mainly as a result of: (1) the opening of 60 new stores in the last 12 months; (2) an increase in costs linked to inflation (especially personnel), which increased 5.8% as measured by the IPCA; and (3) pre-operational expenses. As a percentage of the net operating revenue, selling expenses remained the same in 2022 at 8.0%, as compared to 2021.

General and administrative expenses. General and administrative expenses increased by 33.8%, or R$199 million, to R$787 million in 2022, from R$588 million in 2021, mainly as a result of: (1) an increase in costs linked to inflation (especially personnel), which increased 5.8% as measured by the IPCA; and (2) strengthening our corporate areas to support the speed of store openings. As a percentage of the net operating revenue, general and administrative expenses remained the same in 2022 at 1.4%, as compared to 2021.

Depreciation and amortization. Depreciation and amortization increased by 44.0%, or R$281 million, to R$919 million in 2022 from R$638 million in 2021, mainly as a result of the opening of stores and the hypermarket conversions in 2022.

Other operating expenses, net. Other operating expenses, net, increased by R$19 million, to R$72 million in 2022 from R$53 million in 2021. In 2022, other operating expenses consisted primarily of restructuring expenses and other, which consisted primarily of: (1) provisioning of store assets to be closed as planned and other costs related to the Extra Transaction; and (2) the result of the sale of fixed assets.

Operating profit. Operating profit increased by 10.5%, or R$271 million, to R$2,850 million in 2022 from R$2,579 million in 2021, mainly as a result of the R$1,818 million increase in gross profit, which was partially offset by the increase of R$1,045 million in selling expenses, as explained above.

Net financial results. Net financial results, expense, increased by R$785 million to R$1,515 million in 2022 from R$730 million in 2021, primarily as a result of an increase in interest rates, with an increase of approximately two times of the CDI in the period, and an increased balance of total indebtedness (current and non-current borrowings and financing plus current and non-current debentures and promissory notes), which debt increased to R$12,591 million as of December 31, 2022 from R$8,033 million as of December 31, 2021, primarily as a result of expansions in 2022, especially for the conversion of hypermarkets.

Income before income taxes. As a result of the foregoing, income before income taxes from continuing operations decreased by 27.8%, or R$514 million, to R$1,335 million in 2022 from R$1,849 million in 2021.

Income tax and social contribution. Our effective tax rate was 8.6% in 2022 compared to 12.9% in 2021, resulting in a decrease of income tax and social contribution of 51.9%, or R$124 million, to R$115 million in 2022 from R$239 million in 2021. The effective tax rate decreased primarily as a result of tax incentives related to grants for investments in 2022 which, under Complementary Law 160/17 and Law No. 12,973, are excluded from the calculation of our Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) and totaled R$753 million in 2022.

Net income for the year. As a result of the foregoing, net income for the year decreased by 24.2%, or R$390 million, to R$1,220 million in 2022 from R$1,610 million in 2021.

Results of Operations for Years Ended December 31, 2021 and 2020

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2021		2020		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	41,898	100.0	36,043	100.0	16.2
Cost of sales	(34,753)	(82.9)	(30,129)	(83.6)	15.3
Gross profit	7,145	17.1	5,914	16.4	20.8
Selling expenses	(3,334)	(8.0)	(2,811)	(7.8)	18.6
General and administrative expenses	(588)	(1.4)	(435)	(1.2)	35.2
Depreciation and amortization	(638)	(1.5)	(503)	(1.4)	26.8
Share of profit of associates	47	0.1	—	—	n.m.
Other operating expenses, net	(53)	(0.1)	(97)	(0.3)	(45.4)
Operating profit	2,579	6.2	2,068	5.7	24.7
Financial revenues	188	0.4	343	1.0	(45.2)
Financial expenses	(918)	(2.2)	(786)	(2.2)	16.8
Net financial result	(730)	(1.7)	(443)	(1.2)	64.8
Income before income taxes from continuing operations	1,849	4.4	1,625	4.5	13.8
Income tax and social contribution	(239)	(0.6)	(436)	(1.2)	(45.2)
Net income from continuing operations	1,610	3.8	1,189	3.3	35.4
Net income (loss) from discontinued operations, net of taxes	—	—	367	1.0	n.m.
Net income for the year	1,610	3.8	1,556	4.3	3.5

n.m. Not meaningful.

Net operating revenue. Our net operating revenue consists mainly of gross revenue derived from our product sales reduced by taxes and products returns and rebates. Net operating revenue increased by 16.2%, or R$5,855 million, to R$41,898 million in 2021 from R$36,043 million in 2020, mainly as a result of: (1) our strong organic expansion (+12.1%), given the fast maturation of stores opened in the last twelve months; (2) a 4.8% increase in same store sales; (3) our successful commercial strategy, with assortment adaptation to regional needs and preferences; and (4) the gradual return of the B2B public to stores with the progress in vaccinations in the second half of 2021. Same store gross sales were positively impacted by an increase in average ticket, which was largely driven by an increase in prices due to inflation adjustments

Gross profit. Gross profit increased by 20.8%, or R$1,231 million, to R$7,145 million in 2021 from R$5,914 million in 2020, mainly as a result of the effective commercial strategies, with fast adjustments on assortment in order to meet our clients’ shopping needs in a challenging scenario, and the accelerated maturation of new stores. Thus, gross margin increased by 0.7%, to 17.1% in 2021 from 16.4% in 2020. Gross profit was also affected by the recognition of R$175 million in tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base.

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

Depreciation and amortization. Depreciation and amortization increased by 26.8%, or R$135 million, to R$638 million in 2021 from R$503 million in 2020, mainly as a result of the increase depreciation expense related to property and equipment as a result of the opening and the conversion of 28 stores in 2021.

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

Net financial results. Net financial results, expense, increased by R$287 million to R$730 million in 2021 from R$443 million in 2020, primarily as a result of an increase by: (1) R$69 million to R$543 million in 2021 from R$474 million in 2020 in the cost of debt due to higher interest rates; and (2) by R$79 million to R$292 million in 2021 from R$219 million in 2020 in interest expense on lease liabilities resulting from new stores leased.

Income before income taxes from continuing operations. As a result of the foregoing, Income before income taxes from continuing operations increased by 13.8%, or R$224 million, to R$1,849 million in 2021 from R$1,625 million in 2020.

Income tax and social contribution. Our effective tax rate was 12.9% in 2021 compared to 26.8% in 2020, resulting in a decrease of income tax and social contribution of 45.2%, or R$197 million, to R$239 million in 2021 from R$436 million in 2020. Our effective tax rate decreased primarily as a result of the tax impact of R$322 million related to tax incentives (R$81 million related to the unconstitutionality of the levying of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) on the income pegged to the SELIC rate received by the taxpayer on the repetition of undue tax payments and R$241 million related to investment subsidies which, under the law, are excluded from the IRPJ and CSLL calculation base constituted in the tax incentive reserve, of which R$95 million are recurring), that partially offset the increase in income tax of R$124 million due to the 2021 results.

Net income from continuing operations. As a result of the foregoing, net income from continuing operations increased by 35.4%, or R$421 million, to R$1,610 million in 2021 from R$1,189 million in 2020.

Net income (loss) from discontinued operations, net of taxes. Net income from discontinued operations, net of taxes, consisted of the net income from the Éxito Group of R$367 million in 2020. Following the completion of the Corporate Reorganization on December 31, 2020, pursuant to which we transferred all of our equity interest in Éxito to CBD, we did not report the results of the Éxito Group for the year ended December 31, 2021.

Net income for the year. As a result of the foregoing, net income for the year increased by 3.5%, or R$54 million, to R$1,610 million in 2021 from R$1,556 million in 2020.

B. Liquidity and Capital Resources

Our principal cash requirements have historically consisted of the following:

●	working capital requirements;

●	servicing of our indebtedness;

●	capital expenditures related to the expansion of our network of stores; and

●	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

In addition, we raised a significant amount of indebtedness in 2019 to finance our acquisition of Éxito Group.

We have historically financed our capital expenditures and investments principally with cash generated from our operations and third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes.

We recorded cash and cash equivalents of R$5,842 million as of December 31, 2022 and R$2,550 million as of December 31, 2021. We had negative working capital (consisting of current assets less current liabilities) of R$2,237 million as of December 31, 2022 and R$128 million as of December 31, 2021. We maintain negative working capital as part of our merchandise management strategy. To the extent we maintain terms with our suppliers that are longer than our average inventory rotation period and average accounts receivable, we obtain a source of funding for our operations.

Management believes that our cash position and operating cash flows from the cash and carry segment will be enough to meet our short-term obligations as well to finance our capital expenditures aligned with our investment plan primarily related to the opening of new stores and store renovations. Additionally, as part of our cash management strategy, we can discount a portion of our credit card receivables with financial institutions in order to improve our cash position, without recourse or related obligation.

We anticipate that we will be required to spend approximately R$35.1 billion to meet our long-term contractual obligations and commitments, including borrowings and financing, debentures and promissory notes, derivative financial instruments, lease liabilities and trade payables. See “—Contractual Obligations” below for more information. We expect to meet these obligations primarily by refinancing our debt in the bank credit market and fixed income capital markets.

Cash Flows

The following table sets forth certain information about our cash flows for the periods presented.

	For the years ended December 31,
	2022	2021	2020
	(in millions of R$)
Net cash generated by operating activities	5,144	3,272	3,498
Net cash used in investing activities	(3,790)	(3,276)	(4,787)
Net cash generated by (used in) financing activities	1,938	(978)	(793)
Net increase (decrease) in cash and cash equivalents	3,292	(982)	(2,082)
Cash and cash equivalents at the beginning of the year	2,550	3,532	5,026
Exchange rate variation on cash and cash equivalents	-	—	588
Cash and cash equivalents at the end of the year	5,842	2,550	3,532

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Year Ended December 31, 2022

Net cash generated by operating activities was R$5,144 million for the year ended December 31, 2022 compared to net income of R$1,220 million for the period, primarily due to: (1) our incurrence of non-cash interest and monetary variation charges of R$1,827 million; (2) a net increase in accounts payable to suppliers of R$3,175 million; (3) our incurrence of non-cash depreciation and amortization charges of R$990 million; (4) a net increase in related party transactions payable of R$196 million; and (5) an increase in non-cash provision for allowance for inventory losses and damages of R$418 million. The effects of these factors were partially offset primarily by: (1) a net decrease in inventory of R$2,505 million.

Net cash used in investment activities was R$3,790 million in 2022. In 2022, our primary use of cash for investment activities was related to: (1) the purchases of property, plant and equipment of R$3,524 million related to our expansion of our network of stores, compared to R$2,231 million in 2021; (2) the purchases of intangible assets of R$636 million related primarily to the acquisition of commercial points from CDB in connection with the Extra Transaction; and (3) the acquisition of assets held for sale in the amount of R$250 million including the purchase of one property from CBD in connection with the Extra Transaction in the amount of R$95 million, which we expect to sell to a real estate fund. The effects of these factors were partially offset by the sale of assets held for sale of R$620 million, including the sale of real estate assets to a real estate fund in the amount of R$505 million, in connection with the Extra Transaction.

Net cash generated by financing activities was R$1,938 million in 2022. In 2022, we received R$3,959 million of borrowings and financing, principally consisting of our fourth, fifth and sixth issuances of debentures, our first and second issuances of commercial paper notes and bank loans. The effects of the new borrowings were partially offset by: (1) payments of R$856 million with respect to our leasing liabilities; (2) payments of interest on leasing liabilities of R$42 million; (3) payments of borrowings and financing of R$183 million; (4) payments of interest on borrowings and financing of R$783 million; and (5) distribution of dividends and interest on shareholders’ equity of R$168 million.

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

Net cash used in financing activities was R$793 million in 2020. In 2020, we: (1) incurred R$2,852 million of borrowings and financing, principally consisting of bank loans; and (2) received proceeds of R$650 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, in 2020, we: (1) repaid R$3,052 million of borrowings and financing, including interest on our debentures, interest on our first issuance of promissory notes and bank loans; (2) made payments of R$756 million with respect to our leasing liabilities; and (3) paid dividends and interest on shareholders’ equity of R$489 million.

Indebtedness

Our indebtedness was R$12,591 million as of December 31, 2022, and R$8,033 million as of December 31, 2021. Considering U.S. dollar-denominated debt that was converted to real-denominated debt using currency swaps, as of December 31, 2022, 98% of our indebtedness was denominated in reais and 2% was denominated in U.S. dollars, and as of December 31, 2021, 97% of our indebtedness was denominated in reais and 3% was denominated in U.S. dollars.

As of December 31, 2022, our real-denominated indebtedness bore interest at an average rate of CDI plus 1.45% per annum. As of December 31, 2022, 100% of our indebtedness bore interest at floating rates.

As a result of the Corporate Reorganization, we are no longer an obligor in connection with any debt incurred by the Éxito Group.

Short-Term Indebtedness

Our short-term debt was R$1,260 million as of December 31, 2022 (or 10.2% of our total indebtedness) and R$613 million as of December 31, 2021 (or 7.6% of our total indebtedness).

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

●	debentures issued in the Brazilian market;

●	promissory notes issued in the Brazilian market;

●	commercial notes issued in the Brazilian market; and

●	a working capital facility incurred by Sendas.

Financial covenants

Our debentures, promissory notes, commercial notes and working capital facilities require that we maintain the following financial ratios on a quarterly basis:

●	Consolidated net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than or equal to 3.0; and

●	Consolidated net debt/EBITDA ratio lower than or equal to 3.0.

Restrictive covenants

In addition, the instruments governing our debentures, promissory notes, commercial notes and other indebtedness contain restrictive covenants that limit our ability to sell assets, conduct certain corporate reorganizations (such as mergers and spin-offs) and distribute dividends in excess of the statutorily required minimum dividend should we not be able to fulfill our obligations under those instruments. Moreover, certain of our debt instruments contain cross-default and cross-acceleration provisions that provide for the acceleration of such debts as a result of a default or acceleration of indebtedness in amounts equal to or above certain amounts that vary between R$50.0 million and R$75.0 million.

Furthermore, the instruments governing certain of our debt instruments contain change of control provisions that restrict the transfer of our control to any entity or group of entities unless Casino retains direct or indirect control over us, individually or as part of a control block, or prevent third parties from acquiring control over us. We are in the process of obtaining prior consents from debt holders and/or amending certain financial instruments to address a potential change in our control with respect to the debt instruments that restrict the transfer of our control.

In a meeting held on March 3, 2023, the holders of our CRIs linked to our sixth issuance of debentures (see “—Debentures—Sixth Issuance” below) approved the prior consent in case of an eventual change of control, provided that (1) we no longer have a controlling shareholder or (2) if we do have a new controlling shareholder: (i) our shares remain listed on the B3, (ii) the change of control does not imply a rating downgrade, (iii) the new controlling shareholder does not have a history of default; (iv) the new controlling shareholder has not violated anticorruption laws; (v) the new controlling shareholder complies with the laws related to the non-use of child labor, labor analogous to slavery, encouragement of prostitution and violation of the rights of forest dwellers, and adopts the best practices of protection to the environment, safety and health at work, including the compliance with the social and environmental legislation (vi) the new controlling shareholder is not engaged in practices contrary to anti-corruption laws; (vii) the new controlling shareholder is not a politically exposed entity or person; and (viii) as applicable, the new controlling shareholder is not a restricted counterparty or incorporated in a sanctioned territory or is not a subsidiary of a restricted counterparty.

The meetings of holders of CRIs linked to the third and fifth issuances of debentures, our first issuance of commercial notes, and our second and fourth issuances of debentures were called to resolve on the prior consent in terms similar to those approved by the holders of our CRIs linked to our sixth issuance of debentures. Such meetings are scheduled to occur between March 30, 2023 and April 11, 2023, if installed on the first call. We also expect to obtain the prior consent from holders of our second issuance of commercial notes and amendments to certain bilateral loan agreements.

None of our significant long-term debt instruments are secured by pledges of our assets.

For each of the years ended December 2022, 2021 and 2020, no default or event of default has resulted in the acceleration of our debt.

The table below sets forth our principal long-term indebtedness as of December 31, 2022 and 2021.

	As of December 31,
	2022	2021	Maturity	Interest Rate
	(in millions of R$)
Second issuance of debentures:
1st series	957	951	May 2026	CDI + 1.70%
2nd series	671	668	May 2028	CDI + 1.95%
Third issuance of debentures:
1st series - CRI (1)	1,072	1,012	October 2028	IPCA + 5.15%
2nd series - CRI (1)	565	533	October 2031	IPCA + 5.27%
Fourth issuance of debentures
Single series	2,028	—	November 2027	CDI + 1.75%
Fifth issuance of debentures
Single series	258	—	March, 2025	CDI + 0.75%
Sixth issuance of debentures
1st series	74	—	September 2026	CDI + 0.60%
2nd series	56	—	September 2027	CDI + 0.70%
3rd series	485	—	September 2029	IPCA + 6.70%
First issuance of promissory notes:
3rd series	—	57	July 2022	CDI + 0.72%
4th series	318	281	July 2023	CDI + 0.72%
5th series	254	225	July 2024	CDI + 0.72%
6th series	254	225	July 2025	CDI + 0.72%
Second issuance of promissory notes:
1st series	1,467	1,285	August 2024	CDI + 1.47%
2nd series	1,468	1,286	February 2025	CDI + 1.53%
First issuance of commercial paper notes
Single series	793	—	February 2025	CDI + 1.70%
Second issuance of commercial paper notes
Single series	400	—	December 2025	CDI + 0.93%
Sendas working capital facilities	1,562	1,586		CDI + 1.47%

(1)	These debentures were used as collateral for the issuance of Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs.

The following discussion briefly describes certain of our significant outstanding indebtedness as of December 31, 2022.

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

Fourth Issuance

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

Fifth Issuance

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

Sixth Issuance

On August 22, 2022, our board of directors approved the sixth issuance of non-convertible, unsecured debentures in three series, in an aggregate amount of R$600 million, with restricted placement efforts in Brazil, to be entered into between Sendas and True Securitizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. The principal amount is R$73.0 million for the first series, R$55.2 million for the second series and R$471.8 million for the third series. The first series debentures accrue interest at a rate of CDI + 0.60% per annum, payable semi-annually through maturity in September 2026. The second series debentures accrue interest at a rate of CDI + 0.70% per annum, payable semi-annually through maturity in September 2027. The third series debentures accrue interest at a rate of IPCA + 6.70% per annum, payable semi-annually through maturity in September 2029. The third series is swapped to CDI at an average rate of CDI + 1.19% per annum. The principal amount of the third series debentures will be paid in two installments, being 50% in September 2028 and 50% in September 2029.

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

Each of the other series of these promissory notes accrues interest at the rates set forth in the table above, payable at the maturities set forth in the table above in the following principal amounts:

●	Fourth series: R$250 million;

●	Fifth series: R$200 million; and

●	Sixth series: R$200 million.

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

Commercial Notes

First Issuance

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

Second Issuance

On December 26, 2022, we completed our second issuance of unsecured commercial notes in a single series, in the total amount of R$400 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes will be used for general corporate purposes, including to strengthen our cash position. These commercial notes accrue interest at a rate of CDI + 0.93% per annum, payable semi-annually through maturity in February 2025. The principal amount will be paid in one installment at maturity.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions, including a R$283 million facility with Scotiabank and a R$300 million facility with Banco BTG Pactual S.A. Loans under these facilities accrue interest at an average rate of CDI+1.47% and contain the same financial and restrictive covenants as the debentures and promissory notes described above. As of December 31, 2022, the aggregate principal amount outstanding under these working capital facilities was R$1,562 million. As of the date of this annual report, we do not have any unused credit lines available.

Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of December 31, 2022.

	As of December 31, 2022
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 5 years	More than 5 years	Total
	(in millions of R$)
Borrowings and financing	948	835	—	1,783
Debentures and promissory notes	1,142	11,362	3,671	16,175
Derivative financial instruments	214	219	-1,081	-648
Lease liabilities	1,356	5,828	13,494	20,678
Trade payables	8,538	—	—	8,538
Trade payables - Agreements	2,039	—	—	2,039
Trade payables – Agreements – Acquisition of Extra stores	2,422	780	—	3,202
Total	16,659	19,024	16,084	51,767

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date we may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended December 31, 2022. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

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

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

●	macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability; and

●	our expansion plan.

For more information, see “A. Operating Results—Principal Factors Affecting Our Results of Operations” above. See also “Item 4. Information on the Company—B. Business Overview” for trend information.

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

For more information about our board of directors, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

The following table sets forth the name, title, date of last election and date of birth for each current member of our board of directors:

Name	Title	Date of Last Election	Date of Birth
Jean-Charles Henri Naouri	Chairman	October 5, 2020	March 8, 1949
Philippe Alarcon	Vice-Chairman	December 31, 2020	March 22, 1958
Belmiro de Figueiredo Gomes	Director	October 27, 2022	November 8, 1971
Christophe José Hidalgo	Director	December 31, 2020	October 25, 1967
David Julien Emeric Lubek	Director	December 31, 2020	May 15, 1973
Josseline Marie-José Bernadette de Clausade	Director	December 31, 2020	February 19, 1954
Luiz Nelson Guedes de Carvalho(1)	Director	October 5, 2020	November 18, 1945
José Flávio Ferreira Ramos(1)	Director	December 31, 2020	June 5, 1958
Geraldo Luciano Mattos Júnior(1)	Director	December 31, 2020	March 8, 1963

(1)	Independent director (as defined under the Novo Mercado regulations).

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

Philippe Alarcon. Mr. Alarcon has been a member of our board of directors since December 2020 and vice-chariman of our board of directors since October 2022. He was a member of the board of directors of CBD from 2019 to February 2021. Mr. Alarcon has been Casino Group’s international coordinating director since 2011 and has held various positions in Casino Group since joining the Casino Group in 1983. After holding the position of administrator in Casino Group’s Finance Department, he held various positions such as chief financial officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of chief financial officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate. In 2005, he returned to France to hold the position of general manager of the Casino Group real estate business until 2011, when he became the Casino Group’s international director. He has also been a member of the board of directors of Éxito Group since 2012, member of the Green Yellow Supervisory Committee and CEO of Mayland Real State in Poland.

Belmiro de Figueiredo Gomes. Mr. Gomes has been a member of our board of directors since October 2022 and our chief executive officer since February 2011. Previously, he served as our commercial director. Mr. Gomes was also an executive officer of CBD and head of its cash and carry business from 2012 to December 2020. He joined CBD in 2010. He has also served as a commercial executive officer and worked in several areas of Atacadão for 22 years. In 2007, Mr. Gomes coordinated the purchase of Atacadão by Carrefour. Since January 2016, Mr. Gomes has served as vice-president of the Brazilian Cash and Carry Association (ABAAS – Associação Brasileira dos Atacadistas de Autosserviço). He studied accounting at Instituto de Educação Estadual de Maringá.

Christophe José Hidalgo. Mr. Hidalgo has been a member of our board of directors since December 2020, and member of our finance committee, audit committee, investment and strategy committee, people and culture committee and sustainability and corporate governance committee since February 2021. He served as CBD’s chief financial officer from 2012 to February 2021, and as CBD’s chief financial officer and investor relations officer from April 2020 to February 2021. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito Group from 2010 to 2012. From 1996 to 2000, he served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

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

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been an independent member of our board of directors since October 2020. He was an independent member of the board of directors of CBD from 2017 to 2020 and the coordinating member of CBD’s audit committee from 2014 to 2020, as the accounting and finance specialist. Mr. Carvalho is a Senior Professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade) of the Universidade de São Paulo, or FEA USP. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, and he was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the board of directors of Petrobras, having served from September 2015 to December 2018. He was also member of the board of directors of the B3 until March 2019 and chair of its audit committee until March 2018, as its accounting and finance specialist. He also served as an independent member of the B3’s sustainability committee. Mr. Carvalho is also a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis) and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável, or FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, a not-for-profit academic research organization. He also is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos); member of the board of directors of FAS, where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the U.S. Financial Accounting Standards Board and the IASB in 2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of Banco Nossa Caixa S.A., Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes for Central and South America and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA USP and in accounting from Faculdade São Judas Tadeu and master’s and Ph.D. degrees in accounting and controllership from FEA USP.

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

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The following table sets forth the name, title, date of first appointment and date of birth for each of our current executive officers:

Name	Title	Date of First Appointment	Date of Birth
Belmiro de Figueiredo Gomes	Chief Executive Officer	October 5, 2020	November 8, 1971
Daniela Sabbag Papa	Chief Financial Officer	October 5, 2020	April 10, 1975
Wlamir dos Anjos	Commercial Vice-President	October 5, 2020	July 8, 1970
Anderson Barres Castilho	Operations Vice-President	October 5, 2020	April 21, 1976
Gabrielle Castelo Branco Helú	Investor Relations Officer	March 26, 2021	April 3, 1986

The term of office of all of our executive officers will expire at the annual shareholder´s meeting to be held in 2023. None of our executive officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our executive officers.

Belmiro de Figueiredo Gomes. Mr. Gomes has been our chief executive officer since February 2011. Please see “—Board of Directors” for his biography.

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

The following table sets forth the name, title, date of last appointment and date of birth for each member of our audit committee:

Name	Title	Date of Last Election	Date of Birth
Luiz Nelson Guedes de Carvalho(1)	Chairman	January 14, 2021	November 18, 1945
Philippe Alarcon	Member	January 14, 2021	March 22, 1958
José Flávio Ferreira Ramos(1)	Member	January 14, 2021	June 5, 1958
Christophe José Hidalgo	Member	January 14, 2021	October 25, 1967
Heraldo Gilberto de Oliveira	Member	January 14, 2021	May 4, 1964

(1)	Independent member of our board of directors.

The term of office of all of our audit committee members will expire at the annual shareholder's meeting to be held in 2023.

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

Christophe José Hidalgo. Mr. Hidalgo has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

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

Our human resources, culture and compensation committee is currently composed of Philippe Alarcon (chairman), Christophe José Hidalgo, José Flávio Ferreira Ramos and David Julien Emeric Lubek, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

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

Our finance committee is currently composed of Christophe José Hidalgo (chairman), Philippe Alarcon, David Julien Emeric Lubek, Luiz Nelson Guedes de Carvalho and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

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

Our corporate governance and sustainability committee is currently composed of Philippe Alarcon (chairman), Christophe José Hidalgo, Josseline Marie-José Bernadette de Clausade and Belmiro de Figueiredo Gomes, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

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

Our strategy and investments committee is currently composed of Christophe José Hidalgo (chairman), Philippe Alarcon, David Julien Emeric Lubek and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Fiscal Council

Under the Brazilian Corporate Law, a fiscal council (conselho fiscal) is a separate governance body, independent of management and the independent auditors. The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report their findings to shareholders. The fiscal council is a non-permanent body that, according to our bylaws, may be formed with a minimum of three and a maximum of five members, who must all be residents of Brazil, regardless of whether they are shareholders or not. The fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares. On April 28, 2022, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. The current members of our fiscal council are: Tufi Daher (chairman) and his alternate Patrícia Valente Sterli, Marcílio Amato Vaz de Melo and his alternate Sérgio Eustáquio Pires and Rafael de Souza Morsch and his alternate Marco Antônio Mayer Foletto. The term of office of all of our fiscal council members will expire at the annual shareholder's meeting to be held in 2023. For more information about our fiscal council, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “—B. Compensation—Insurance.”

B. Compensation

For the year ended December 31, 2022, the aggregate compensation expense for our board of directors, executive officers and fiscal council was R$98.8 million, composed of: (1) R$37.8 million for our board of directors (R$17.5 million in fixed compensation, R$14.4 million in variable compensation and R$5.8 million in share-based compensation); (2) R$60.5 million for our executive officers (R$34.7 million in fixed compensation, R$18.6 million in variable compensation and R$7.1 million in share-based compensation); and (3) R$0.6 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also received a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

For the year ended December 31, 2023, the aggregate compensation expense for our board of directors, executive officers and fiscal council is expected to be R$106.7 million, composed of: (1) R$23.0 million for our board of directors (R$12.0 million in fixed compensation, R$3.9 million in variable compensation and R$7.0 million in share-based compensation); (2) R$83.2 million for our executive officers (R$14.5 million in fixed compensation, R$52.6 million in variable compensation and R$16.2 million in share-based compensation); and (3) R$0.5 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

Profit Sharing Plan

Sendas has established a profit sharing plan for its management. The plan and its rules have been approved by our board of directors, but is not applicable to them.

We use performance indicators aligned with our strategic planning, defined on the basis of our business plan, which takes into consideration quantitative and qualitative results (performance evaluation by the directors), As an example, in recent years we have used metrics based on the following indicators: Net Sales, Net Margin, General Administrative and Sales Expenses, EBITDA, Net Profit, Net Debt, Sustainability Index (% Women in Leadership; Carbon Emission), No. of Tickets (Transactions) and Market Share. Part of these indicators are strictly financial, and the others are measurable factors that contribute to our result and, therefore, have a correlation with its financial performance. Given the independence between the various indicators, it is worth noting that there will be the possibility of paying amounts to our officers under its profit-sharing plan in any circumstance, regardless of the distribution of dividends by Sendas, based on the applicable performance indicators, under the terms of the profit-sharing programs entered annually with members of our management. Therefore, especially in years in which the net loss or net profit is lower than the corporate targets, it is possible that the achievement of a percentage higher than 100% in the fulfillment of the targets attributed to indicators that are not strictly financial, compensates, even if partially, the non-achievement of the strictly financial indicators. The total amount paid under individual profit-sharing programs is provided for and limited by the terms and conditions set forth therein.

The result of the group indicators and individual indicators is measured according to minimum, target and maximum ranges, which will be stipulated and approved, respectively, by our board of directors and our human resources, culture and compensation committee. It is the weight of each indicator that will define the percentage to be applied on the target, and the sum of these percentages will define the result of the Results Participation Program of each individual.

To calculate and determine the amount to be paid under the profit-sharing programs, we apply a method called Performance Score (aligned internally with the objectives set by us).

Under the terms of the plan, each member of our management who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The individual amount of the profit sharing payment is based on: (1) the consolidated results of Sendas; (2) the results of the business segment or the department, as the case may be and to which the individual belongs; and (3) the individual’s performance. The final amount is determined by multiplying the individual amount by an index applicable to all participants. This index depends on our operating performance. For the year ended December 31, 2022, our directors and executive officers received R$14.4 million and R$18.6 million, respectively, in compensation relating to this profit sharing plan. These amounts are included as part of their variable compensation.

Stock-Based Compensation

Sendas Stock-Based Compensation Plans

At an extraordinary shareholders’ meeting held on December 31, 2020, the shareholders of Sendas approved: (1) a stock-based compensation plan (the “Sendas Compensation Plan”); and (2) a stock option plan (the “Sendas Stock Option Plan”).

General Terms and Conditions

The objectives of the Sendas Compensation Plan and the Sendas Stock Option Plan are to: (1) attract and keep highly qualified executives and professionals linked to Sendas; (2) allow managers and employees of Sendas to participate in its capital structure and in the equity increases resulting from the results to which said managers and employees have contributed; and (3) to align the interests of the managers with the shareholders, thus encouraging the performance of these professionals and ensuring their continuity in the management of Sendas.

Sendas believes that by granting its directors and officers the opportunity to assume the position of investor, it incentivizes their performance, with a view to creating value for Sendas and its shareholders.

Sendas Compensation Plan

Each series of options granted under the Sendas Compensation Plan receives the letter “B” followed by a number. The exercise price of each stock option granted under the Sendas Compensation Plan shall be R$0.01 (“Exercise Price”). Options granted to a participant may not be exercised for a period of 36 months from the grant date (“Grace Period”) and may only be exercised from the 37th month from the date of the grant. The exercise window consists of 6 months from the 37th month.

At the end of the vesting period (i.e., 36 months), the participant receives the exercise term of the option and Sendas shall inform: (1) the total exercise price to be paid; (2) the date of delivery to the participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the board of directors; (3) the number of shares to be delivered to the participant; and (4) the period in which the participant must pay the total exercise price, in local currency, by means of a discount on the participant's payroll, with charges.

Sendas Stock Option Plan

Each series of options granted under the Sendas Stock Option Plan receive the letter “C” followed by a number. The strike price of each stock option granted under the Sendas Stock Option Plan shall correspond to 80% of the average closing price of the trading of the common shares issued by Sendas held in the last 20 trading sessions of B3 prior to the date of convening the meeting of Sendas that deliberates the granting of the options of that series (“Exercise Price”).

Options granted to a participant may not be exercised for a period of 36 months from the grant date (“Grace Period”) and may only be exercised from the 37th month from the date of the grant. The exercise window consists of 6 months from the 37th month.

At the end of the vesting period (i.e., 36 months) the participant receives the exercise term of the option and Sendas shall inform: (1) the total exercise price to be paid, (2) the date of delivery to the participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the board of directors; (3) the number of shares to be delivered to the participant; and (4) the lock-up period of 6 months from the date of payment.

Termination

The options granted under the Sendas Compensation Plan and the Sendas Stock Option Plan will be automatically extinguished, ceasing all effects, in the following cases: (1) at the time of their full exercise; (2) after the end of the period of validity of the purchase option; (3) by the termination of the relevant option agreement by common agreement between Sendas and the participant; or (4) if Sendas is dissolved, liquidated or is declared bankrupt. In the event of a participant’s dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability or death, the rights conferred upon a recipient in accordance with the Sendas Compensation Plan or Sendas Stock Option Plan may be extinguished or modified as follows:

●	dismissal from Sendas without just cause or removal from office without violation of duties and duties of administrator, the participant may exercise, within 10 days from the date of termination, the number of options calculated pro rata in relation to the applicable Grace Period.

●	dismissal from Sendas, for just cause or removal from office for violating the duties and duties of administrator, all purchase options already exercisable or not yet exercisable in accordance with the respective option agreement on the date of its termination will be automatically extinguished, in full right, regardless of notice or notice and without the right to any indemnification.

●	upon resigning from Sendas or renouncement from management, all purchase options already exercised or not yet exercisable in accordance with the respective option agreement on the date of its termination will be automatically extinguished, in full, regardless of notice or notice and without the right to any indemnification.

●	upon resigning from Sendas, voluntarily having retired in the course of the employment contract, within 15 days from the date of termination, the participant may exercise all purchase options in accordance with the option agreement, including the purchase options in the applicable Grace Period. If there is no exercise by the participant within the period mentioned above, all non-exercised purchase options will be automatically extinguished, in full, regardless of notice or notification and without the right to any indemnification.

●	upon death or resigning from Sendas due to permanent disability, within 30 days as of the date of expedition of the inventory or of the competent court order empowering the participant's legal heirs and successors in case of death or declaration of permanent disability issued by the Brazilian Institute of Social Security (INSS), the participant’s empowered legal heirs and successors, as the case may be, may exercise all of the call options under the relevant option contract, including the call options during the applicable vesting period. If the exercise is not made by the heirs or legal successors of the participant within the above-mentioned period, all the purchase options not exercised will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without any right to any indemnification.

Maximum Number of Actions and Options

The total aggregate number of options that may be granted under each of the Sendas Compensation Plan and the Sendas Stock Option Plan shall not exceed 2% of the total common shares issued by Sendas, except for adjustments arising from stock splits, reverse stock splits and bonuses.

CBD Stock-Based Compensation Plans

At an extraordinary general shareholders’ meeting held on May 9, 2014, CBD’s shareholders voted to: (1) approve the creation of a new stock option plan (the “CBD Stock Option Plan”); and (2) create a compensation plan for employees based on stock options (the “CBD Compensation Plan”).

Prior to the Spin-Off, certain members of our senior management were granted equity awards under CBD’s stock-based compensation plans described below. Following the conclusion of the Spin-Off, Sendas employees remained entitled to exercise any CBD stock options they held pursuant to the terms of each plan.

General Terms and Conditions

CBD Stock Option Plan

The CBD Stock Option Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the CBD Stock Option Plan is designated with a serial number beginning with the letter “C.”

CBD Compensation Plan

The CBD Compensation Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the CBD Compensation Plan is designated with a serial number beginning with the letter “B.”

Exercise Price

The exercise price per CBD common share granted under the CBD Compensation Plan will correspond to R$0.01.

For each series of options granted under the CBD Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the CBD common shares, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and compensation committee, in which such options are granted.

Vesting

In general, the stock options granted under the CBD Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the stock option plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the CBD Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the CBD Compensation Plan.

Stock Options Exercised and Shares Delivered

In 2022, 2021 or 2020, no stock options were exercised by our directors or executive officers under the Sendas stock-based compensation plans.

Outstanding Stock Options under Sendas and CBD Stock-Based Compensation Plans

The chart below sets forth the stock options outstanding as of December 31, 2022, which were granted to the members of our board of directors under Sendas stock-based compensation plans:

	Sendas B9 Series	Sendas C9 Series
Date of grant	May 31, 2022	May 31, 2022
Number of options granted (1)	276,891	37,274
Deadline for options to become exercisable	June 1, 2025	June 1, 2025
Deadline for the exercise of options	November 30, 2025	November 30, 2025
Blocking period	N/A	180 days
Weighted average exercise price for each of the following stock groups:
Strike price on the grant date (in R$ per share)	0.01	12.53
Losses in the year (R$ per share)	N/A	N/A
Exercised during the year (R$ per share)	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A
Fair value of options granted as of December 31, 2022 (in R$ per share)	N/A	N/A

The chart below sets forth the stock options outstanding as of December 31, 2022, which were granted to our executive officers under the CBD and Sendas stock-based compensation plans:

	CBD B7 Series	CBD C7 Series	Sendas B8 Series	Sendas C8 Series	Sendas B9 Series	Sendas C9 Series
Date of grant	May 31, 2020	May 31, 2020	May 31, 2021	May 31, 2021	May 31, 2022	May 31, 2022
Number of options granted (1)	52,475	52,475	88,600	88,600	820,825	820,825
Deadline for options to become exercisable	June 1, 2023	June 1, 2023	June 1, 2024	June 1, 2024	June 1, 2025	June 1, 2025
Deadline for the exercise of options	November 30, 2023	November 30, 2023	November 30, 2024	November 30, 2024	November 30, 2025	November 30, 2025
Blocking period	N/A	180 days	N/A	180 days	N/A	180 days
Weighted average exercise price for each of the following stock groups:
Strike price on the grant date (in R$ per share)	0.01	51.18	0.01	13.39	0.01	12.53
Losses in the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	51.18	0.01	13.39	0.01	12.53
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options granted as of December 31, 2022 (in R$ per share)	20.78	10.43	17.21	7.69	15.27	7.35

(1)	Does not reflect the one-to-five stock split of Sendas common shares that occurred on August 11, 2021. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Stock Split.”

Insurance

We maintain officers’ and directors’ liability insurance, covering all of our managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$100 million.

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2022, we had 73,898 employees (based on the full-time number of employees at stores, distribution and administrative centers, including active and absent employees, but excluding interns and underage apprentices), all of which were located in Brazil. As of December 31, 2021 and 2020, we had 55,979 employees and 46,249 employees, respectively (including active and absent employees), all of which were located in Brazil.

The following table sets forth the number of our employees by function as of December 31, 2022:

As of December 31, 2022
Operational	67,575
Administrative(1)	6,194
Technical	129
Total	73,898

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our turnover rates for the years ended December 31, 2022, 2021 and 2020 were 26.0%, 27.5% and 23.8%, respectively.

We offer our employees more than 4,050 professional development courses through Assaí University, which is primarily an online platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2022, we invested 5.2 million hours and R$30 million in employee training.

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information concerning the ownership of Sendas common shares as of March 6, 2023, by each person whom we know to be the owner of more than 5% of the outstanding Sendas common shares, and by all of Sendas’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Sendas’s common shares. Sendas’s principal shareholders have the same voting rights as other holders of Sendas’s common shares.

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

	Common Shares		Total Shares
	Number	%	Number	%
Shareholder
Casino Group:
Wilkes Participações S.A.	343,268,890	25.44	343,268,890	25.44
Géant International B.V.	40,313,710	2.99	40,313,710	2.99
Segisor S.A.S.	28,000,250	2.08	28,000,250	2.08
Casino	10	0.00	10	0.00
Total Casino Group(1)	411,582,860	30.51	411,582,860	30.51
BlackRock, Inc.	67,779,983	5.02	67,779,983	5.02
Conifer Management, LLC	67,700,000	5.02	67,700,000	5.02
Directors and Officers(2)	1,789,340	0.13	1,789,340	0.13
Others	800,373,081	59.32	800,373,081	59.32
Total	1,349,225,264	100.00	1,349,225,264	100.00

(1)	The Casino Group is ultimately controlled by Jean-Charles Henri Naouri. Mr. Naouri is the chairman of the board of directors of CBD and Sendas. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

(2)	Refers to the amount of Sendas common shares that our directors, including chairman of the board Jean-Charles Henri Naouri, and officers own directly. Mr. Naouri is the ultimate controlling shareholder and beneficial owner of the Casino Group. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

As of March 6, 2023, Sendas had 41,001 record holders in Brazil. On March 6, 2023, 64,884,080 Sendas common shares were held in the form of ADSs, representing 4.8% of the total of Sendas’s common shares.

As of March 6, 2023, the Casino Group is the beneficial owner of 30.5% of the total capital stock of Sendas. See “Item 3. Key Information—D. Risk Factors—Risk Relating to our Industry and Us—The Casino Group has the ability to direct our business and affairs.”

Changes in Share Ownership

Casino Group Shareholding Interest

On December 2, 2022, Wilkes Participações S.A., Géant International B.V. and Helicco Participações Ltda. concluded the sale of an aggregate 140,800,000 Sendas common shares, including 400,000 ADSs, at a price of R$19.00 per common share (and US$17.90 per ADS) in a global offering which consisted of an international offering outside Brazil and a concurrent public offering with restricted selling efforts in Brazil. The international offering included a registered offering of ADSs in the United States with the SEC under the Securities Act. As a result of the global offering, the Casino Group’s ownership stake in Sendas decreased from 41.0% to 30.5%.

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

The material agreements related to the Spin-Off described below have been filed as exhibits to this annual report. These summaries below are qualified in their entirety by reference to the full text of the applicable agreements.

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

Spin-Off Protocols

On December 9, 2020, we entered into the following agreements with CBD, which detail the steps of the Corporate Reorganization, the Separation and the Spin-Off:

●	Partial Spin-Off Protocol of Sendas with Merger of the Spun-Off Portion into CBD, or the Sendas Protocol; and

●	Partial Spin-Off Protocol of CBD with Merger of the Spun-Off Portion into Sendas, or the CBD Protocol. The Sendas Protocol and the CBD Protocol are referred to collectively as the “Spin-Off Protocols.”

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

For further details regarding our related party transactions, see note 10 to our audited financial statements included in this annual report.

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

Extra Transaction

On December 16, 2021, as amended on February 25, 2022, we entered into a definitive agreement with CBD governing the terms of the Extra Transaction, which involves the assignment and conversion of up to 70 commercial sites operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner.

The total estimated price of the transaction was nearly R$4.0 billion, payable by Sendas to CBD in installments between December 2021 and January 2024. The total price was negotiated between the management of CBD and Sendas, who hired top-line financial advisors, and was endorsed by fairness opinions contracted by the management of both companies. On August 17, 2022, Sendas and CBD approved the conclusion of credit assignment agreements with a financial institution, in anticipation of the installments between 2023 and 2024 due by Sendas to CBD.

As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points, reducing the total price of the transaction by R$45 million. The Extra Transaction closed with a total of 66 commercial points, and the total price of the transaction was R$3.9 billion.

Additionally, in the context of the Extra Transaction, on February 25, 2022, CBD and the real estate fund Barzel Retail Fundo de Investimento Imobiliário, or the Real Estate Fund, entered into a definitive agreement, with Sendas as guarantor, for the sale of 17 properties owned by CBD to the Real Estate Fund, for a total sale price of R$1.2 billion. We have guaranteed the Real Estate Fund’s payment obligations to CBD and will purchase the 17 properties should the Real Estate Fund not be able to fulfill its obligations. Of the 17 properties that were recorded under “Assets held for sale,” 16 properties were sold to the Real Estate Fund in 2022. As of December 31, 2022, the remaining balance related to one property was R$95 million.

For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction.”

Lease Agreements

We have entered into several lease agreements with CBD to regulate the terms pursuant the leases of different real properties to operate stores under the Assaí banner in various Brazilian states, especially involving the conversion of the Extra Hiper sites.

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

Electric Energy Purchase

We have entered into various agreements with Greenyellow Serviços e Comercialização de Energia Ltda, or GY Energia, for the purchase of electric energy to different stores, up to a period of 15 years. GY Energia is remunerated on a monthly basis, according to the amount of energy used by us.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 16 to our audited financial statements included in this annual report.

We have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

As of December 31, 2022
(in millions of R$)

Tax proceedings	55
Labor proceedings	86
Civil proceedings	24
Total	165

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

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); and (2) a disagreement with the Finance Department of the Brazilian federal government regarding the tax rate of state value added tax known as ICMS, calculated on electricity bills. As of December 31, 2022, we had provisioned R$55 million (R$109 million as of December 31, 2021) with respect to our tax proceedings.

We are also party to several legal and administrative tax proceedings with a possible risk of loss for which we have not recorded provisions. For more information, see “—Contingent Liabilities for which No Provision has been Recorded.”

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We requested the right to exclude the ICMS amount from the calculation basis of our PIS and COFINS tax liability. In July 2021, the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, ruled a final decision in our favor, in accordance with the thesis we presented to the court. Accordingly, in 2021, we processed the tax credit calculation in accordance with the rules defined by the STF, and we recognized the asset related to the tax credits in the amount of R$216 million (R$175 million recorded in net revenue and R$41 million recorded in the net financial result arising from inflation adjustment). These credits were realized during 2022.

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2022, we had provisioned R$86 million (R$69 million as of December 31, 2021) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of December 31, 2022, we had provisioned R$24 million (R$27 million as of December 31, 2021) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2022, we had recorded provisions for these lawsuits in the amount of R$19 million (R$21 million as of December 31, 2021).

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of December 31, 2022, we had recorded provisions for these lawsuits in the amount of R$5 million (R$6 million as of December 31, 2021).

Contingent Liabilities for which No Provision has been Recorded

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings. As of December 31, 2022, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$2,443 million (R$2,346 million as of December 31, 2021). Out of such amount, R$1,352 million (R$1,309 million related to tax and R$43.0 million civil and others matters) is subject to reimbursement from our former controlling shareholders, under the Separation Agreement. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.”

These proceedings include tax proceedings (including tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments and fines due to non-compliance with ancillary obligations, among other less relevant issues) and civil proceedings (including lawsuits requesting the review of lease amounts). In addition, we are party to two civil proceedings relating to alleged collective moral and social damage inflicted on the Black population by us, relating to alleged incidents that occurred at one of our stores in the cities of Mauá and Limeira, State of São Paulo, in July and August 2021. These proceedings are under court review. For more information about these legal and administrative proceedings, see note 16.4 to our audited financial statements included in this annual report.

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

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 2020, 2021 and 2022, we paid dividends to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

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

History of Payments of Dividends and Interest on Shareholders’ Equity

The table below summarizes our history of dividends paid as dividends and/or shareholders’ equity for the periods indicated. The distribution of dividends is recognized as a liability at the end of the applicable fiscal year, based on the minimum mandatory dividends defined in our bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by our shareholders. There can be no assurance that we will be able to distribute dividends in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—Holders of Sendas common shares and Sendas ADSs may not receive any dividends.”

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$)
Dividends and interest on own capital paid	168	148	489

At the annual general shareholders’ meeting expected to be held in April 2023, our shareholders will vote to approve the minimum mandatory dividend in the aggregate amount of R$111 million, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2022. Of the total amount, R$43 million was paid on February 17, 2023 as interest on shareholders’ equity. The remaining amount of R$68 million is expected to be paid 60 days from the date of the annual general shareholders’ meeting.

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

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2022.

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

Trading on the B3 may only be performed by or through intermediary institutions. B3 trading sessions are conducted every business day, from 10:00 a.m. to 5:55 p.m. or from 10:00 a.m. to 4:55 p.m. during daylight savings time in the United States on an automated system known as PUMA (Plataforma Unificada Multiativos) Trading System. Trading is also conducted between 6:25 p.m. and 6:45 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

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

Our common shares are listed on the Novo Mercado. To list its shares on the Novo Mercado, a company and the B3 must enter into the Novo Mercado Participation Agreement and the company’s bylaws must comply with the rules of the Novo Mercado, which are stricter than those provided for under Brazilian Corporate Law, such as requirements to: (1) issue common shares only; (2) maintain a free float of at least 25.0% of their outstanding common shares or at least 15.0% of their outstanding shares for companies that have an average daily trading volume of at least R$25.0 million considering the 12 previous months; (3) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company, (b) a trading policy that applies to the issuer, its controlling shareholder, the members of its board of directors, board of executive officers and fiscal council, as well as the members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws and any employees and third parties hired by the company that have permanent or sparse access to relevant information; (c) a related party transactions policy, (d) a risk management policy, (e) a compensation policy, and (f) a policy that determines the criteria and the proceedings to nominate the management of the Company, and (g) resolve and require the issuer, its shareholders, members of its board of directors, board of executive officers and fiscal council to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado).

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

Such requirements include provisions that:

●	establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

●	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

●	oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or news websites chosen and disclosed by such company;

●	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;

●	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

●	require that any person who increases or decreases participation in our share capital directly or indirectly by more than 5.0%, 10.0%, 15.0% and so forth of our share capital must disclose information regarding such acquisition or disposition; and

●	forbid trading on the basis of insider information.

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

On December 31, 2022, our capital stock was represented by 1,349,165,394 common shares with no par value.

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

Mandatory Minimum Dividend. Under the Brazilian Corporate Law and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

●	amounts allocated to the formation of a legal reserve account; and

●	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

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

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (reserva para expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit results from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian Corporate Law and our bylaws, we may pay dividends only from:

●	our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;

●	our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

●	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

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

Brazilian Corporations Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10.0% of our voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors. Shareholders holding, individually or jointly, at least 10.0% of our common shares are entitled to vote separately to appoint one director. As prescribed by CVM Resolution No. 70/2022, the threshold to trigger cumulative voting rights may vary from 5.0% to 10.0% of the total voting share capital. Taking into consideration our current capital, shareholders representing 5.0% of our voting share capital may request the adoption of cumulative voting to elect the members of our board of directors. If cumulative voting is not requested, our directors will be elected by the majority vote of the holders of our common shares, in person or represented by a proxy.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected members of our board of directors must adhere to arbitration clauses set forth in our bylaws.

Conflict of Interest

Brazilian Corporations Law prohibits any member of our board directors or our executive officers from:

●	performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of our employees or of the community in which we participate, upon approval by the board of directors;

●	receiving, by virtue of his or her position, any direct or indirect personal benefit from third parties without authorization in our bylaws or in a shareholders’ meeting;

●	taking part in a corporate transaction in which he or she has an interest that conflicts with our interests or in the deliberations undertaken by our directors on the matter;

●	borrowing money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval at a shareholders’ meetings or of our board of directors;

●	taking advantage of any business opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she learned of such opportunity through his or her position as a director;

●	neglecting to protect our rights by failing to disclose a business opportunity in our interests with a view to exploiting the opportunity for personal gain, or for the benefit of a third party; and

●	acquiring, in order to resell for profit, a good or right that is essential to our business operations, or that we intend to acquire for ourselves.

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

According to the Brazilian Corporate Law, our fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, and its term ends at the first annual shareholders meeting following its creation. As prescribed by CVM Resolution No. 70/2022, this percentage may be reduced to 8.0% to 2.0% of each company’s voting capital, depending on the company's capital stock. Taking into consideration our current capital, shareholders representing 2.0% of our voting share capital may request the appointment of the fiscal council. The request to install a fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

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

On April 28, 2022, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. The indemnification will only be available after the application and only in a supplemental manner of any eventual coverage of the civil liability (D&O) insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Insurance.”

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

According to the Brazilian Corporate Law, holders of our common shares that are not controlling shareholders and represent at least 15% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Resolution No. 70, of March 22, 2022, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors.

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

●	the right to participate in the distribution of profits;

●	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of our company;

●	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive Rights on Increases in Share Capital;”

●	the right to supervise our management in accordance with the provisions of the Brazilian Corporate Law; and

●	the right to withdraw from our company in the cases specified in the Brazilian Corporate Law, which are described under “—Withdrawal Rights.”

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporate Law, the following actions, among others, may be taken only at a shareholders’ meeting:

●	the amendment of our bylaws;

●	the appointment or removal of members of our board of directors;

●	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;

●	the approval of annual management’s accounts and our annual financial statements;

●	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (2,000,000,000 common shares);

●	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

●	the approval of any proposal to change our corporate, amalgamate, merge our company with or into another company, spin-off or split our company, or any other form of restructuring of our company;

●	the approval of any proposal for the dissolution or liquidation of our company, or for the appointment or replacement of the liquidator;

●	the approval of the accounts of the liquidator;

●	the establishment of the global annual compensation of the members of our board of directors and board of executive officers; and

●	approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais, observed that the shareholders representing related parties in the transaction shall abstain from voting.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the Co-Vice Chairmen of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporate Law, shareholders’ meetings also may be called by:

●	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

●	shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

●	shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and

●	our fiscal council, when installed, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in a widely circulated newspaper, which is currently Folha de S. Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 21 days before the date of the meeting on the first call, and no later than 8 days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

●	reduce the percentage of mandatory dividends;

●	change our corporate purpose;

●	consolidate with or merge our company with or into another company;

●	spin off a portion of our assets or liabilities;

●	approve our participation in a group of companies (as defined in the Brazilian Corporate Law);

●	apply for cancellation of any voluntary liquidation;

●	merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

●	approve our dissolution.

Remote Voting

In accordance with CVM Resolution No. 81, dated March 23, 2022, we allow our shareholders to submit voting ballots before each shareholders’ meeting. We must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to seven days before the applicable shareholders’ meeting. We will inform each shareholder within three days of receipt of the remote voting ballot whether the documents received are sufficient for the vote to be considered valid.

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

Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their common shares. According to the Brazilian Corporate Law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

●	a reduction in the percentage of mandatory dividends;

●	a change in our corporate purposes;

●	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;

●	the conversion of our company to another corporate form; and

●	a spin-off of our company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian Corporate Law.

Withdrawal rights may not be exercised in the event of:

●	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein,

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

Other Dispositions

In addition to the provisions already described in this annual report, the Brazilian Corporate Law, our bylaws, and current regulations set forth, among others, that:

●	upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 100% of the control price;

●	if provided for in the bylaws, as it is our case, disputes among shareholders will be subject to arbitration;

●	upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares taking into account the total number of outstanding shares;

●	members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent auditor made by the members elected by the controlling shareholders;

●	the chairman of any shareholders’ or board of directors’ meeting may disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

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

Acquisition of a Significant Equity Interest in our Company

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 40 of our bylaws) that acquires, whether through a single transaction or through a series of transactions: (1) direct or indirect ownership of more than 25% of our shares (excluding treasury shares); or (2) any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our shares (excluding treasury shares) (each, a “Significant Equity Interest”), to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and B3 and our bylaws. The purchase price offered in the tender offer must be not less than the greater of:

●	the economic value of our company, determined pursuant to Article 40 of our bylaws;

●	the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and

●	125% of the weighted average unit price of the common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

●	as a result of a merger of our company with another company or a merger of shares of another company into our company;

●	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;

●	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or

●	in the event of a public offering (including a public offering with restricted selling efforts).

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

Pursuant to CMN Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

●	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

●	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

●	complete the appropriate foreign investor registration form;

●	through its representative, register as a foreign investor with the CVM; and

●	register its foreign investment with the Central Bank.

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

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Resolution No. 13, dated November 18, 2020. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

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

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as us, to a Non-Brazilian Holder of common shares or ADSs are currently not subject to withholding income tax (“WHT”) in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

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

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014 (“Law No. 12,973”), in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

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

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long term interest rate as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

●	50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

●	50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

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

Please note that there is currently legislation pending before the Brazilian Congress discussing the repeal of interest on shareholders’ equity. It is not possible to predict whether such a repeal will effectively occur or if the tax regime applicable to the payment of interest on shareholders' equity will undergo changes, and what the changes will be.

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

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of Sendas ADSs. If the Sendas ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

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

Sale of Sendas Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of Sendas common shares carried out on a Brazilian stock exchange are:

●	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373 (a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

●	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

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

Conversion of Sendas Common Shares into Sendas ADSs

The deposit of Sendas common shares into the Sendas ADS program and issuance of Sendas ADSs may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in Sendas common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the Sendas common shares, as the case may be, is lower than:

●	the average price per Sendas common share on the B3 on the day of deposit; or

●	if no Sendas common shares were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the Sendas common shares, calculated as set forth above, may be considered a taxable capital gain.

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

Finally, it is worth noting that, on December 29, 2022, the Federal Executive Power published Provisional Measure n. 1,152 (“MP 1,152”), which introduced severe changes to Brazilian transfer pricing rules. MP 1,152 reduced the minimum rate used for classifying countries as Low or Nil Taxation Jurisdiction from 20% to 17%. In this sense, under the provisions of MP 1,152, compliance with the requirements set forth by Ordinance No. 488, of 2014, may not be necessary. Please note that MP 1,152 must be approved by the Congress and converted into law within 120 days of its issuance for its provisions become effective in the Brazilian legal system.

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

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular investor’s decision to acquire Sendas Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their Sendas Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, estate, gift or other tax law (including the Medicare tax on net investment income) that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities who elect to apply a mark-to-market method of tax accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	persons whose functional currency is not the U.S. dollar;

●	expatriates and former citizens or long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to an alternative minimum tax;

●	persons who own or are deemed to own 10% or more (by vote or value) of Sendas’s voting stock;

●	persons who hold the Sendas Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

●	persons who purchase or sell the Sendas Shares as part of a wash sale for tax purposes;

●	persons owning Sendas Shares in connection with a trade or business conducted outside the United States;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sendas Shares, that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Sendas ADSs

Generally, U.S. Holders of Sendas ADSs should be treated for U.S. federal income tax purposes as holding the Sendas common shares represented by the Sendas ADSs and the following discussion assumes that such treatment will be respected. As a result, no gain or loss should be recognized upon an exchange of Sendas common shares for Sendas ADSs or an exchange of Sendas ADSs for Sendas common shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the U.S. Holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the U.S. Holder of a Sendas ADS and Sendas.

U.S. Federal Income Tax Consequences of Owning and Disposing of Sendas Shares

Distributions on Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Sendas makes to a U.S. Holder with respect to Sendas Shares (including the amount of any taxes withheld therefrom) will generally be includible in such U.S. Holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Sendas’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Sendas’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such U.S. Holder’s Sendas Shares, thereby reducing the U.S. Holder’s adjusted tax basis in the Sendas Shares (but not below zero) and then, to the extent such excess amount exceeds such U.S. Holder’s adjusted tax basis in such Sendas Shares, as either long-term or short-term capital gain depending upon whether such U.S. Holder’s holding period in the Sendas Shares exceeds one year as of the time such distribution is actually or constructively received. Sendas, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Sendas makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Sendas will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code or, with respect to Sendas common shares not backed by Sendas ADSs, for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders. Dividends on Sendas ADSs (and common shares represented by ADSs) may be eligible for lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders, provided that Sendas is not a PFIC (as discussed below under “—Passive Foreign Investment Company”) for its taxable year in which the dividend is paid and the preceding taxable year, and certain holding period and other requirements are met. Additionally, the amount of any dividend paid in reais will be the U.S. dollar value of the reais calculated by reference to the spot rate of exchange in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss.

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Sendas Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Sendas Shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder holds its Sendas Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for non-U.S. taxes imposed, if any, on dividends paid on its shares. In addition, recent U.S. Treasury Regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and these requirements may further restrict a U.S. Holder’s ability to benefit from the foreign tax credit for Brazilian income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dispositions of Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Sendas Shares in an amount equal to the difference between the amount realized for the Sendas Shares on the disposition and such U.S. Holder’s adjusted tax basis in the Sendas Shares disposed of (as discussed above and further detailed below). Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the Sendas Shares exceeds one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

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

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from the disposition of property that gives rise to such income and of commodities. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of the total value of the outstanding shares of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2022. However, there can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. Further, if Sendas is a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares and any of Sendas’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of Sendas’s subsidiaries.

Generally, if Sendas were a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares, gains recognized by such U.S. Holder on a sale or other disposition (including, under certain circumstances, a pledge) of the Sendas Shares would be allocated ratably over the U.S. Holder’s holding period for such Sendas Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Sendas became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Sendas Shares in excess of 125% of the average of the annual distributions on the Sendas Shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain recognized from the sale or other disposition of the Sendas Shares, as described immediately above. A mark-to-market election may be available that would result in alternative treatments of the Sendas ADSs if Sendas was a PFIC. If Sendas is classified as a PFIC in any year that a U.S. Holder owned the Sendas Shares, Sendas generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder owned the Sendas Shares, even if Sendas ceased to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Sendas Shares during any taxable year in which Sendas is a PFIC, the U.S. Holder generally will be required to file an annual IRS Form 8621, generally with the U.S. Holder’s U.S. federal income tax return for that year unless specified exceptions apply. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in the Sendas Shares and the possibility of making a mark-to-market election.

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

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Resolution No. 80/22 and can be accessed through www.cvm.gov.br and through our investor relations website https://ri.assai.com.br/. Information from those websites is not incorporated by reference into this document.

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

Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our investor relations office at: Avenida Aricanduva, No. 5,555, Central Administrativa Assaí, Âncora E, Vila Matilde, 03527-000, São Paulo, SP, Brazil.

Our website is located at www.assai.com.br. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this annual report.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

For more information about our market risks and the sensitivity analyses of these risks, see note 15.8 to our audited financial statements included in this annual report.

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

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Brazilian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

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

We may make various types of distributions with respect to our securities. The depositary has agreed that, subject to any restrictions imposed by Brazilian law, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

●	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If we advise the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof or the depositary becomes aware of any other governmental approval or license required, the depositary may, in its discretion, apply for such approval or license, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable including, without limitation, Central Bank registration. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

●	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

●	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”) in order to make any rights available to ADR holders.

●	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

●	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either cash or additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

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

The depositary shall have no obligation to distribute additional securities, rights to receive additional securities or other property if such distributions shall require registration under the Securities Act. The depositary may sell such property if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto.

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

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

We, the depositary and the custodian shall comply with Brazil’s National Monetary Council (Conselho Monetário Nacional) Resolution No. 4,373, dated as of September 29, 2014, in the third article, paragraph three, of the Regulation Annex V, and agree to furnish to the Central Bank and the CVM, whenever required, information or documents related to the ADRs and the deposit agreement, the deposited securities and distributions thereon and, under the terms of the deposit agreement, the depositary and the custodian are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request. The depositary has the right to terminate the deposit agreement on at least 30 days’ notice to ADR holders and us in the event that the depositary or the custodian reasonably could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only through us.

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

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of deposited securities;

●	to give instructions for the exercise of voting rights;

●	to pay any fees assessed by the depositary for administration of the ADR program or any expenses owing to the depositary; or

●	to receive any notice or to act in respect of other matters;

in each case, subject to the provisions of the deposit agreement.

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

To the extent that (A) the depositary has been provided with at least 35 days' notice of a meeting from us, (B) the depositary’s notice to ADR holders (described in the preceding paragraph) has been received by all ADR holders and beneficial owners of ADSs no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and under the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and under the deposit agreement we have agreed to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to it, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in Brazil, (ii) the granting of such proxy will not result in a violation of Brazilian laws, rules, regulations or permits, (iii) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under Brazilian laws, rules and regulations, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under Brazilian laws, rules or regulations.

ADR holders and beneficial owners of ADSs are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules and/or requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

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

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian, or upon request from the depositary (which request may be refused by the depositary in its discretion), the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS held for any cash distribution made pursuant to the deposit agreement or for any elective cash/stock dividend offered pursuant to the deposit agreement;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the B3, the stock exchange on which the Sendas shares are registered for trading;

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

●	fees and expenses for conversion of foreign currency;

●	stock transfer or other taxes and other governmental charges;

●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Exchange Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Exchange Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Exchange Bank nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”). Such applicable foreign exchange rate and spread may (and neither the depositary, the Exchange Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Exchange Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Exchange Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Exchange Bank and its affiliates as a result of risk management or other hedging related activity. Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Exchange Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

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

For the year ended December 31, 2022, we received reimbursements from the depositary in the aggregate amount of US$0.2 million, net of taxes.

Payment of Taxes

If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADSs, by holding or having held an ADR or an interest in ADSs, acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to the relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

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

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

●	amend the form of ADR;

●	distribute additional or amended ADRs;

●	distribute cash, securities or other property it has received in connection with such actions;

●	sell by public or private sale any securities or property received and distribute the proceeds as cash; or

●	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

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

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the ADR holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADR holders who have not theretofore surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and beneficial owners of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

●	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are required by the depositary, ourselves or the Custodian to facilitate compliance with any applicable rules or regulations of the Central Bank or CVM or any applicable regulator.

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

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable. In the deposit agreement it provides that neither we nor the depositary nor any such director, officer, employee, agent or affiliate will be liable to ADR holders or beneficial owners of ADSs:

●	if any present or future law, rule, regulation, fiat, order or decree of the United States, Brazil or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective directors’, officers’, employees’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party(including, without limitation, voting);

●	by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed;

●	if it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

●	if it performs its obligations specifically set forth in the deposit agreement and ADRs without gross negligence or willful misconduct; or

●	if it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information.

We, the depositary and its agents may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties. The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners of ADSs. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any ADR holder or holders, any ADRs or ADSs or otherwise related thereto to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners of ADSs about the requirements of any laws, rules or regulations or any changes therein or thereto of any country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

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

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast, including without limitation any vote cast by a person to whom the depositary is required to give a discretionary proxy pursuant to the deposit agreement, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to ADR holders or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, ADR holders and beneficial owners of ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

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

Appointment

In the deposit agreement, each ADR holder and each beneficial owner of ADSs, upon acceptance of any ADSs or ADRs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

●	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

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

Governing Law and Consent to Jurisdiction

The deposit agreement, the ADSs and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the federal and state courts in New York, New York and appointed an agent for service of process on our behalf.

By holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Jury Trial Waiver

The deposit agreement provides that each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner and/or holder of interests in ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of or relating to our shares or other deposited securities, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or other theory), including any suit, action or proceeding under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any ADR holder or beneficial owner of ADSs of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2022, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon our evaluation, as of December 31, 2022, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on those criteria, as of December 31, 2022, our management concluded that our internal control over financial reporting is effective.

Attestation Report of the Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes Ltda., the independent registered certified public accounting firm who audited our financial statements included elsewhere in this annual report, has issued a report on our internal control over financial reporting, which is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

Other than as discussed below in the remedial actions for the year ended December 31, 2022, during the period covered by this annual report, we have not made any changes to our internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation Plan for Previously Existing Material Weakness

We have previously disclosed in our annual report for the year ended December 31, 2021 relating to the interpretation and application of complex accounting matters, specifically in relation to the Extra Transaction, a significant unusual transaction with a related party occurred in 2021. During 2022, we implemented the following remedial procedures to address the aforementioned material weakness:

●	designed and implemented a detailed framework for the identification and treatment of complex non-routine transactions;

●	formalized all the required steps to be taken in connection with the analysis of the applicable accounting practices for such transactions; and

●	formalized the other procedures to be undertaken when reviewing the key assumptions and other data relating to complex, non-routine that may impact the accounting record, classification and disclosures of such transactions.

We addressed the material weakness during 2022 related to design and implementation of these remedial procedures. Therefore, as of December 31, 2022, we concluded that the material weakness described in our annual report for the year ended December 31, 2021 was remediated.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics for our directors, officers and employees, including our chief executive officer and chief financial officer. This code of ethics of Sendas complies with item 5.8 of the Novo Mercado regulations issued by the B3 and is available at our website https://ri.assai.com.br/ and at www.cvm.gov.br. Information from that website is not incorporated by reference into this document. We will provide to any person without charge a copy of our code of ethics, upon request to our investor relations officer.

A copy of our code of ethics has been filed as Exhibit 11.1 to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2022. Ernst & Young Auditores Independentes S/S Ltda. acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and 2020. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2022, 2021 and 2020, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2022	2021
	(in millions of R$)

Audit fees	9	4
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	9	4

Audit Fees

Audit fees are fees for the audit of our financial statements and the reviews of our quarterly financial information for the year.

Audit-Related Fees

Audit-related fees were comprised of assurance and related services that are related to the performance of the audit or review of our financial statements, including due diligence related to mergers and acquisitions, audit in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards and tax compliance review.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

Sendas Distribuidora S.A.

(b) List of Exhibits

Exhibit No.	Description
1.1*	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation).
2.1	Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.2	Form of Amendment No. 1 to the Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.3	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.2).
2.4	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, First Series) (English translation) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.5	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, Second Series) (English translation) (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.6*	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1†	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.1 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.2	First Amendment, dated as of June 30, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
4.3	Employee Matters Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).

Exhibit No.	Description
4.4	Cross-Management Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.3 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.5	Data Protection Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.4 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.6	Third-Party Stores Management Agreement, dated as of January 12, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.5 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.7	Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.5 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.8	Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.6 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.9	Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(5) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.10	First Amendment, dated as of October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris, to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(6) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.11	Second Amendment, dated as of October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição, as amended (incorporated by reference to Exhibit 4.10 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.12†	Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.11 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.13	First Amendment, dated as of December 10, 2018, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. to the Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.12 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).

Exhibit No.	Description
4.14#†	Photovoltaic Equipment Lease Agreement (FV-ASS-CLE-0071), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.13 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.15	Schedule of Omitted Photovoltaic Equipment Lease Agreements (incorporated by reference to Exhibit 4.14 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.16#†	Operation and Maintenance Services Agreement (FV-ASS-COM-71), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation) (incorporated by reference to Exhibit 4.15 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.17	Schedule of Omitted Operation and Maintenance Services Agreements (incorporated by reference to Exhibit 4.16 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.18#†	First Amended and Restated Electric Energy Purchase Agreement (13 Years), dated as of July 29, 2020, by and between Sendas Distribuidora S.A., Greenyellow Serviços e Comercialização de Energia Ltda. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 4.17 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.19	Schedule of Omitted Electric Energy Purchase Agreements (incorporated by reference to Exhibit 4.18 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
8.1	List of subsidiaries of the Registrant. As of the date of this annual report, the Registrant does not have any significant subsidiaries.
11.1*	Code of Ethics (English translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive and Chief Financial Officer.
15.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.
15.2*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
101.INS	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Linkbase Document.
104	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

#	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the Registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.
*	Filed herewith.

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

Date: March 14, 2023	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
	Name:	Belmiro de Figueiredo Gomes
	Title:	Chief Executive Officer

/s/ Daniela Sabbag Papa
	Name:	Daniela Sabbag Papa
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2022 of the Company, and our report, dated March 13, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

March 13, 2023

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2022, and the related statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for the year ended December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and of its cash flows for the year ended December 31, 2022 in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations - COSO of the Treadway Commission, and our report, dated March 13, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of ICMS and PIS/COFINS Tax Credits - Refer to note 9 to the financial statements

Critical Audit Matter Description

The Company had recoverable ICMS tax credits amounting to R$1,210 million and PIS/COFINS tax credits amounting to R$587 million, at December 31, 2022, whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions as to future business performance and market conditions, as well as expectations as to applicable tax regulations.

Auditing the recoverability of these tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation (both State and Federal) and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, among others:

●	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of relevant internal controls over Management’s assessment of the recoverability of these tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.

●	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.

●	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.

●	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.

●	We evaluated the related disclosures in the financial statements.

Provisions and Tax Contingencies - Refer to note 16 to the financial statements

Critical Audit Matter Description

The Company is party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable and the amounts can be estimated. As of December 31, 2022, Management has recorded provisions in the amount of R$55 million.

Additional claims and assessments of R$2,443 million were outstanding as of December 31, 2022, for which no provision was recorded. Out of this amount, R$1,309 million is subject of reimbursement from its former controlling shareholders, under the separation agreement mentioned in note 1.3. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law.

Auditing Management’s assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s external counsel; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, among others:

●	We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.

●	We tested the completeness of the tax contingencies subject to evaluation by the Company.

●	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:

-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.

-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.

-	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.

-	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.

-	Obtaining written representations from executives of the Company.

●	We also evaluated the related disclosures in the financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

March 13, 2023

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm on Financial Statements

São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 6º ao 10º andar - Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 ey.com.br

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Sendas Distribuidora S.A. (the Company) as of December 31, 2021, the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We have served as the Company’s auditors from 2017 to 2021.

São Paulo, Brazil

May 2, 2022

Sendas Distribuidora S.A.

Statement of Operations and Comprehensive Income

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Notes	2022	2021	2020
Net operating revenue	21	54,520	41,898	36,043
Cost of sales	22	(45,557)	(34,753)	(30,129)
Gross profit		8,963	7,145	5,914
Operating expenses, net
Selling expenses	22	(4,379)	(3,334)	(2,811)
General and administrative expenses	22	(787)	(588)	(435)
Depreciation and amortization		(919)	(638)	(503)
Share of profit of associates	11	44	47	-
Other operating expenses, net	23	(72)	(53)	(97)
Operating profit		2,850	2,579	2,068
Financial revenues	24	394	188	343
Financial expenses	24	(1,909)	(918)	(786)
Net financial result		(1,515)	(730)	(443)

Income before income taxes from continuing operations		1,335	1,849	1,625

Income tax and social contribution	19.1	(115)	(239)	(436)

Net income from continuing operations		1,220	1,610	1,189
Discontinued operations
Net income from discontinued operations, net of taxes	29	-	-	367
Net income for the year		1,220	1,610	1,556
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of operations
Fair value of receivables		(2)	(1)	-
Exchange rate differences on translation of foreign investments		-	-	358
Income tax effect		1	-	-
Other comprehensive income (loss) for the year		(1)	(1)	358
Total comprehensive income for the year		1,219	1,609	1,914

Net income for the year attributable to:
Controlling shareholders		1,220	1,610	1,398
Non-controlling shareholders		-	-	158
		1,220	1,610	1,556

Total comprehensive income attributable to:
Controlling shareholders		1,219	1,609	1,165
Non-controlling shareholders		-	-	749
		1,219	1,609	1,914

Basic earnings per share for continuing operations attributable to controlling shareholders (in Reais - R$)	25	0.905322	1.198020	0.887313

Basic earnings per share attributable to controlling shareholders (in Reais - R$)	25	0.905322	1.198020	1.043284

Diluted earnings per share for continuing operations attributable to controlling shareholders (in Reais - R$)	25	0.901589	1.188520	0.887313

Diluted earnings per share attributable to controlling shareholders (in Reais - R$)	25	0.901589	1.188520	1.043284

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2022 and 2021

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2022	2021
Current assets
Cash and cash equivalents	6	5,842	2,550
Trade receivables	7	570	265
Inventories	8	6,467	4,380
Recoverable taxes	9	1,055	876
Derivative financial instruments	15.11	27	4
Dividends receivable	11	-	16
Other accounts receivable		52	59
Other current assets		71	72
		14,084	8,222

Assets held for sale	27	95	550

Total current assets		14,179	8,772

Non-current assets
Recoverable taxes	9	927	770
Deferred income tax and social contribution	19.2	6	45
Derivative financial instruments	15.11	155	28
Related parties	10	252	114
Restricted deposits for legal proceedings	16.6	56	119
Other non-current assets		9	10
Investments	11	833	789
Property, plant and equipment	12.3	19,183	10,320
Intangible assets	13	5,018	1,887
Total non-current assets		26,439	14,082

Total assets		40,618	22,854

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2022 and 2021

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2022	2021
Current liabilities
Trade payables, net	14	8,538	5,566
Trade payables – Agreements	14	2,039	573
Trade payables – Agreements – Acquisition of Extra stores	14	2,422	-
Borrowings and financing	15.11	829	433
Debentures and promissory notes	15.11	431	180
Payroll and related taxes		584	425
Lease liabilities	17.3	435	244
Related parties	10	201	368
Taxes payable		265	158
Deferred revenues	18	328	356
Dividends and interest on own capital payable	20.2	111	168
Other current liabilities		233	173
Total current liabilities		16,416	8,644

Non-current liabilities
Trade payables – Agreements – Acquisition of Extra stores	14	780	-
Borrowings and financing	15.11	737	1,154
Debentures and promissory notes	15.11	10,594	6,266
Provision for legal proceedings	16	165	205
Related parties	10	60	-
Lease liabilities	17.3	7,925	3,807
Deferred revenues	18	31	-
Other non-current liabilities		14	12
Total non-current liabilities		20,306	11,444

Shareholders´ equity
Share capital	20.1	1,263	788
Capital reserves		36	18
Earnings reserves		2,599	1,961
Other comprehensive income		(2)	(1)
Total shareholders’ equity		3,896	2,766

Total liabilities and shareholders´ equity		40,618	22,854

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	Controlling Shareholders
			Earnings reserves			Accumulated other		Non-	Total
	Share capital	Capital reserve	Legal reserve	Profit retention	Retained earnings	comprehensive income	Total	controlling interest	shareholder´s equity
As of January 1, 2020	4,421	18	177	2,320	-	162	7,098	2,603	9,701
Other comprehensive income
Net income for the year	-	-	-	-	1,398	-	1,398	158	1,556
Foreign exchange rate variation of foreign investments	-	-	-	-	-	(233)	(233)	591	358
Equity on other comprehensive income	-	-	-	-	-	1,945	1,945	15	1,960
Comprehensive income for the year	-	-	-	-	1,398	1,712	3,110	764	3,874
Effects of the Spin-off transaction
Capitalization credits – Spin-off	140	-	-	-	-	-	140	-	140
Capital increase – Bellamar	769	-	-	-	-	-	769	-	769
Capital increase – assets and liabilities indemnity	127	-	-	-	-	-	127	-	127
Corporate restructuring	(5,715)	(19)	(30)	(2,866)	-	(1,874)	(10,504)	(3,116)	(13,620)
Transactions with non-controlling shareholders	-	-	-	(22)	-	-	(22)	-	(22)
Valorization PUT subsidiary Disco	-	-	-	-	-	-	-	(102)	(102)
Hyperinflationary economy effect	-	-	-	-	-	-	-	5	5
Others	-	-	-	-	-	-	-	(11)	(11)
Non-cash capital contribution	369	-	-	-	-	-	369	-	369
Capital contribution	650	-	-	-	-	-	650	-	650
Stock options granted	-	5	-	-	-	-	5	-	5
Interest on own capital	-	-	-	(310)	-	-	(310)	-	(310)
Dividends	-	-	-	(85)	-	-	(85)	(143)	(228)
Legal reserve	-	-	5	-	(5)	-	-	-	-
Profit reserve	-	-	-	1,393	(1,393)	-	-	-	-
As of December 31, 2020	761	4	152	430	-	-	1,347	-	1,347

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

			Earnings reserves				Accumulated
	Share capital	Capital reserve	Legal reserve	Tax incentive reserve	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2020	761	4	152	-	430	-	-	1,347
Other comprehensive income
Net income for the year	-	-	-	-	-	1,610	-	1,610
Fair value of receivables	-	-	-	-	-	-	(1)	(1)
Comprehensive income for the year	-	-	-	-	-	1,610	(1)	1,609
Capital contribution	27	-	-	-	-	-	-	27
Stock options granted	-	14	-	-	-	-	-	14
Interest on own capital	-	-	-	-	-	(63)	-	(63)
Dividends	-	-	-	-	-	(168)	-	(168)
Tax incentive reserve	-	-	-	709	(430)	(279)	-	-
Legal reserve	-	-	5	-	-	(5)	-	-
Profit reserve	-	-	-	-	1,095	(1,095)	-	-
As of December 31, 2021	788	18	157	709	1,095	-	(1)	2,766

Sendas Distribuidora S.A.

Statements of Changes in Shareholders´ Equity

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

			Earnings reserves					Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2021	788	18	157	-	709	1,095	-	(1)	2,766
Other comprehensive income
Net income for the year	-	-	-	-	-	-	1,220	-	1,220
Fair value of receivables	-	-	-	-	-	-	-	(2)	(2)
Income tax effect	-	-	-	-	-	-	-	1	1
Comprehensive income for the year	-	-	-	-	-	-	1,220	(1)	1,219
Capital contribution (note 20.1)	11	-	-	-	-	-	-	-	11
Capital increase – reserve capitalization (note 20.1)	464	-	-	-	-	(464)	-	-	-
Stock options granted	-	18	-	-	-	-	-	-	18
Interest on own capital (note 20.2)	-	-	-	-	-	-	(50)	-	(50)
Dividends (note 20.2)	-	-	-	-	-	-	(68)	-	(68)
Tax incentive reserve (note 20.4)	-	-	-	-	753	-	(753)	-	-
Expansion reserve (note 20.5)	-	-	-	632	-	(632)	-	-	-
Legal reserve (note 20.3)	-	-	23	-	-	-	(23)	-	-
Profit reserve	-	-	-	-	-	326	(326)	-	-
As of December 31, 2022	1,263	36	180	632	1,462	325	-	(2)	3,896

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Cash Flows

Years December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais)

	For the year ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income from continuing operations	1,220	1,610	1,189
Profit from discontinued operation	-	-	367
Net income for the year	1,220	1,610	1,556
Adjustment to reconcile net income for the year to net cash flows
Deferred income tax and social contribution	40	(127)	(372)
Loss (gain) on disposal of property, plant and equipment and leasing write-off	34	(12)	71
Depreciation and amortization	990	687	1,372
Financial charges	1,827	911	785
Share of profit of associate	(44)	(47)	(27)
(Reversal of) provision for legal proceedings	(7)	(48)	77
Provision write-off assets	-	-	24
Provision for stock option	18	14	5
Provision for allowance for inventory losses and damages	418	302	13
Allowance for doubtful accounts	7	2	51
	4,503	3,292	3,555
Variations in operating assets and liabilities
Trade receivables	(313)	(85)	(155)
Inventories	(2,505)	(943)	(1,029)
Recoverable taxes	(336)	(12)	(46)
Restricted deposits for legal proceedings	63	15	(14)
Other assets	9	(69)	(10)
Trade payables, net	3,175	884	877
Payroll and related taxes	159	54	121
Related parties	196	391	(54)
Provision for legal proceedings	(49)	(49)	(41)
Taxes and social contributions payable	101	4	556
Deferred revenue	68	128	(107)
Dividends received	16	11	-
Other liabilities	57	25	(88)
Income tax and social contribution, paid	-	(374)	(67)
	641	(20)	(57)

Net cash generated by operating activities	5,144	3,272	3,498
Cash flow investment activities
Capital contribution in associates	-	-	(31)
Purchase of property, plant and equipment	(3,524)	(2,231)	(1,562)
Purchase of intangible assets	(636)	(854)	(82)
Proceeds from the sale of property, plant and equipment	-	3	604
Proceeds from the sale of assets held for sale	620	209	-
Purchase of investment property	-	-	(15)
Purchase of assets held for sale	(250)	(403)	-
Subsidiary spin-off	-	-	(3,687)
Net cash from corporate reorganization	-	-	(14)
Net cash used in investment activities	(3,790)	(3,276)	(4,787)
Cash flow financing activities
Capital contribution	11	27	650
Proceeds from borrowings and financing	3,959	6,090	2,852
Payment of borrowings and financing	(183)	(6,073)	(2,543)
Payment of interest on borrowings and financing	(783)	(406)	(549)
Dividends and interest on own capital paid	(168)	(148)	(489)
Payment of lease liabilities	(856)	(460)	(751)
Payment of interest on lease liabilities	(42)	(8)	(5)
Transaction with non-controlling interest	-	-	2
Net cash generated by (used in) financing activities	1,938	(978)	(793)
Net increase (decrease) in cash and cash equivalents	3,292	(982)	(2,082)
Exchange rate variation on cash and cash equivalents	-	-	588

Cash and cash equivalents at the beginning of the year	2,550	3,532	5,026
Cash and cash equivalents at the end of the year	5,842	2,550	3,532

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Sendas Distribuidora” or the “Company”) is a publicly listed company under the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker symbol “ASAI3” and on the New York Stock Exchange (NYSE), under the ticker symbol “ASAI”. The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores chain, operated under “ASSAÍ” banner. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 – Anexo A, Jacarepaguá/RJ. As of December 31, 2022, the Company operated 263 stores and 12 Distribution Centers in 23 states and in the Federal District in Brazil.

On December 31, 2020, the Company completed a corporate reorganization (the “Transaction”) that resulted in the separation of the Company’s cash and carry business under the ASSAÍ banner from the traditional retail business of Companhia Brasileira de Distribuição (“GPA”). As a result of the Transaction, the Company ceased to be a wholly-owned subsidiary of GPA and became a direct subsidiary of Wilkes Participações S.A. (“Wilkes”), whose parent company is Casino, Guichard-Perrachon (“Casino”), a French company listed in the Paris Stock Exchange. As part of the Transaction, on December 31, 2020, the Company transferred all shares of Almacenes Éxito S.A. (“Éxito”) to GPA (see note 1.3).

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

On December 31, 2020, as part of the Transaction, the Company distributed, to GPA, all of the shares of Éxito. As a result, Éxito and its subsidiaries (collectively, the “Éxito Group”) have been presented as discontinued operation. See notes 1.3, 1.3.1 and 29.

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

On November 19, 2020, the Company obtained from its creditors all the necessary consents to undertake the Transaction including holders of the Company’s debentures and promissory notes, as the case may be, agreed to, among other things, amend the interest rates charged for each series of debentures, release GPA as guarantor of the Company’s debentures and promissory notes, and amend certain financial covenants upon the conclusion of the Transaction. The total amount of the renegotiated debt was R$6,644, representing 85% of the Company’s gross debt on December 31, 2020. In addition, the Company obtained a “waiver” for the compliance of the financial covenants for the period from December 31, 2020 through December 31, 2023 and as a result, the amount of R$71 was recognized in the financial result, which is recorded under cost of debt.

At meetings held on December 12, 2020 and disclosed to the market on December 14, 2020, the Board of Directors of the Company and GPA approved the Transaction to separate the cash and carry business under the ASSAÍ banner from the traditional retail business of GPA.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

At the Extraordinary Shareholders’ Meeting held on December 31, 2020, shareholders of the Company and GPA approved the Transaction, as described below:

●	The Company engaged in an exchange transaction with GPA (the “Exchange Transaction”) in which certain assets of GPA were transferred to the Company in exchange for an equivalent value of the shares of Éxito held by the Company (corresponding to 9.07% of the total outstanding shares of Éxito). The assets of GPA transferred to the Company consisted of:

●	50% of the shares of Bellamar Empreendimentos e Participações Ltda. (“Bellamar”), a holding company that holds an investment in 35.76% of the shares of Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”), in the amount of R$769 (see note 11); and

●	five parcels of real estate (the “Real Estate Assets”), in the aggregate amount of R$146, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, the Company distributed to GPA the remaining shares of Éxito held by the Company (corresponding to 87.80% of the total outstanding shares of Éxito).

●	The Company distributed certain assets to GPA in the net amount of R$20. GPA conducted the following capital contributions:

●	GPA transferred to the Company the net assets of stores that may be developed by the Company in the future, with a residual value of R$45;

●	GPA contributed intercompany receivables to Company for an amount of R$140; and

●	GPA contributed R$500 in cash to the Company.

In addition, on December 12, 2020, the Company entered into a Separation Agreement with GPA, which provides a framework for the Company’s relationship with GPA following the Transaction. Pursuant to the Separation Agreement, the Company recognized certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Transaction, in a net amount of R$127.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

1.3.1	Derecognition of Éxito subsidiary

As mentioned in note 1.1, the following is Éxito’s balance sheets as of December 31, 2020, which were derecognized in the Company’s consolidated balance sheet as a result of the Transaction described above. Upon the derecognition Éxito, which was the Company’s only subsidiary, the Company no longer presents consolidated financial statements.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

The transaction includes the sale of five properties, over which construction and real estate development project should be carried out. The total sales price to be received by the Company is R$364. The sales price and cost amount of the construction of the properties will be the basis for defining the final amount of the properties’ monthly rents. The assets transferred to “assets held for sale” was in amount of R$349 (see note 12.3).

The Company concluded the sale of three of these properties during 2021 in a total amount of R$209. In December 2022, the Company concluded the sale of the remaining properties in the total amount of R$165.

1.5	Conversion of Extra Hiper stores into ASSAÍ stores

On October 14, 2021, the Board of Directors of the Company and GPA approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores which will be operated by the Company under the ASSAÍ banner (“Extra Transaction”).

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

On December 29, 2021, following the completion of the necessary conditions precedent, the Company and GPA signed an agreement for the purchase and sale of 20 commercial rights (6 properties owned by GPA and 14 properties owned by third parties) and property, plant and equipment (lands and buildings) of 6 properties owned by GPA in the total amount of R$1,201, located in the states of Paraná, São Paulo, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and the Federal District, (see notes 10.1 and 15). At the same date the Company paid the amount of R$1,000 to GPA related to these acquisitions. The 6 properties owned by GPA were classified as held for sale, for an amount of R$403 (see note 27) as of December 31, 2021.

On February 25, 2022, GPA and the Company sold the 17 GPA owned properties (11 properties not transferred yet to the Company and 6 properties already acquired by the Company) with a total sale price of up to R$1,200, to a real estate investment fund Barzel Properties (“Fund”) with the intervention and guarantee by the Company. On April 13, 2022, the Brazilian antitrust agency (“CADE”) issued a favorable opinion without restrictions on the sale of the 17 properties owned by GPA to the Fund.

The closing of the Extra Transaction was subject to the fulfillment of certain conditions, including, but not limited to, obtaining the consent of the property owners and demobilization of the stores by GPA. This transaction is not subject to the approval by the antitrust authorities (except the sale of the 17 stores to the Fund, as described below).

On August 17, 2022, the Board of Directors of GPA approved GPA’s management to enter into a credit assignment agreements with a financial institution, with Company’s consent, to anticipate the installments between 2023 and 2024 due by the Company, see note 14.3.

On December 23, 2022, the Board of Directors of the Company and GPA approved the postponement of the installment that would be paid on December 29, 2022, to GPA in the amount of R$956 to October 23, 2023. This postponement occurred for operational reasons, as the payment schedule of the installment to GPA considered the delivery of stores on certain dates and compliance with certain preconditions, such as obtaining consent from property owners and demobilization of stores by GPA. For this installment, a new credit assignment agreement with a financial institution was entered into by GPA, with the same characteristics as the previously entered into agreement and with the Company’s consent, see note 14.3.

On December 26, 2022, the Board of Directors of the Company and GPA confirmed that 4 properties were not the subject of the Extra Transaction, so in the conclusion remained with 66 properties, with adjustment in the purchase price from R$3,973 to R$3,928.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

As of December 31, 2022, the Company and GPA completed the transfer of 46 commercial points in the amount of R$3,130 (20 commercial points as of December 31, 2021 in the amount of R$798) totaling 66 properties, including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast and Midwest regions and in the Federal District, which had fulfilled the conditions precedent, see notes 10, 13 and 14. The Company made the total payment of R$1,850 (R$850 as of March 31, 2022 and R$1,000 as of December 31, 2021) to GPA related to these acquisitions. Of the 17 properties owned by GPA that were recorded under “Assets held for sale”, 16 properties were sold to the Fund. The remaining balance related to 1 property is R$95 (R$403 as of December 31, 2021), see note 27.

The Company incurred expenses with legal fees, appraisal reports and due diligence, related to the operation, and these expenses were recorded in “Other operating income and expenses, net” in the statement of operations, see note 23.

1.6	Going concern analysis

The management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly. Therefore, the management is not aware of any material uncertainty that could indicates significant doubts about its ability to continue operating. The financial statements have been prepared based on the assumption of business continuity.

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

The balance sheet as of December 31, 2022 and 2021 and related statements of operations and comprehensive income, shareholders equity and cash flows for the three years ended December 31, 2022, including related notes, were approved by the Board of Directors on March 13, 2023.

3	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s financial statements.

3.1	Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transactions qualify for recognition and, subsequently, translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial revenue or expense.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

3.2	Classification of assets and liabilities as current and non-current

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the financial position dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the financial position dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as “non-current”.

Long-term assets and liabilities are not adjusted to present value at initial recognition as their effects are immaterial.

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in accounting pronouncement IAS 12 - Income Taxes.

3.3	Joint Venture

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

Under the equity method, the investment in a joint venture is initially recognized at cost (see note 11).

3.4	Tax incentive reserve

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

3.5	Discontinued operation

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and:

i)	represents a separate major line of business or geographical area of operations;

ii)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

iii)	is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the results of continuing operations, being presented as a single amount in the result after taxes from discontinued operations in the statement of operations (see note 29).

All other notes to the financial statements include amounts for continuing operations, unless otherwise mentioned.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

3.6	Dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends prescribed in the bylaws. Any amount exceeding this minimum is recorded only on the date on which such additional dividends are approved by the Company’s shareholders (see note 20.2).

3.7	Cash flow, interest payments

The interest payments on borrowing and finance and lease settled by the Company are being disclosed in the financing activities in conjunction with payments on related borrowing and finance, and lease. The total of interest payment as of December 31, 2022 was R$783 (R$406 as of December 31, 2021 and R$549 as of December 31, 2020).

4	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and published standards effective from 2022

4.1	Amendments to IFRSs and new interpretations of mandatory application starting at 2022

The Company evaluated the amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2022. The main new standards adopted are the following:

Statement	Description	Effective date
Changes to IAS 16: Property - Resources Before Intended Use	The amendments to Pronouncement IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, i.e., funds to bring the asset to the location and condition necessary for it to be capable of operating. in the manner intended by the Management. Consequently, the entity recognizes these proceeds from the sale and related costs in the statement of operations.	01/01/2022

Improvements to IFRS 9: Financial Instruments	The amendments clarify the rates that an entity includes when assessing whether the terms of a new or modified financial liability are materially different from the terms of the original financial liability. These fees include only fees paid or received between the borrower and the lender, including fees paid or received by the borrower or the lender on behalf of the other.	01/01/2022

Improvements to IFRS16: Leasing	The amendments exclude the concept of reimbursement for improvements in third-party properties.	01/01/2022

The adoption of these standards did not result in a material impact on the Company’s financial statements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

4.2	New standards, amendments and interpretations issued but not yet effective

The Company evaluated all new and revised IFRSs, already issued and not yet effective, however did not adopt them in advance, the main are:

Accounting pronouncement	Description	Effective for annual periods beginning on or after
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

01/01/2023

Amendments to IAS8: Definition of accounting estimates	Introduce the definition of ‘accounting estimate’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and correction of errors. In addition, they clarify how entities use measurement and input techniques to develop accounting estimates.	01/01/2023

It is not expected that the adoption of these standards will result in significant impacts on the financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the financial statements.

5	Significant accounting judgments, estimates, and assumptions

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

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following notes to these financial statements:

●	Impairment: Notes 7.3,11.1, 13.1 and 13.2.

●	Inventories: inventory allowance: Note 8.

●	Recoverable taxes: Expected realization of tax credits: Note 9.

●	Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives: Note 15.10.

●	Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 16.

●	Leasing operations: determination of the lease term, and incremental interest rate: Note 17.

●	Income tax and social contribution: Provisions based on reasonable estimates: Note 19.

●	Share-based payments: Estimate of fair value of operations based on a valuation model: Note 20.5.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

6	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

	As of December 31,
	2022	2021	2020
Cash and bank accounts – Brazil	213	74	64
Cash and bank accounts – Abroad (*)	24	25	29
Financial investments – Brazil (**)	5,605	2,451	3,439
	5,842	2,550	3,532

(*)	As of December 31, 2022, the Company had funds held abroad, being R$24 in US Dollars (R$25 in US dollars as of December 31, 2021 and R$29 in US dollars as of December 31, 2020).

(**)	As of December 31, 2022, the financial investments correspond to repurchase and resale agreements, with a weighted average interest rate of 92.80% of CDI – Interbank Deposit Certificate (109.64% of CDI as of December 31, 2021 and 96.96% of CDI as of December 31, 2020).

7	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sales price, and are subsequently measured as follows: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when no payment is received after 180 days of their maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired,

		As of December 31,
	Note	2022	2021
Credit card companies	7.1	241	75
Credit card companies with related parties	10.1	49	24
Sales ticket and payment slips	7.2	249	118
Trade receivables with related parties	10.1	24	31
Trade receivables with suppliers/payment slips		18	23
		581	271
Provision for expected credit losses	7.3	(11)	(6)
		570	265

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
2022	581	576	4	-	-	1
2021	271	269	1	-	-	1

7.1	Credit card companies

The Company, through its cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

7.2	Sales ticket and payment slips

Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$134 (R$56 as of December 31, 2021); and (ii) payment slips R$115 (R$62 as of December 31, 2021).

7.3	Provision for expected credit losses

All portfolios consider estimated losses, which are recorded based on quantitative and qualitative analysis, the track record of effective losses in the last 24 months, the credit assessment, and considering information on assumptions and projections relating to macroeconomic events, such as unemployment index and consumer confidence index, as well as the volume of credits overdue of trade receivable portfolio. The Company opted for measuring provisions for trade receivable losses by an amount equal to the expected credit loss for the entire life, by adopting a matrix of losses for each level of maturity.

The balance of trade receivables is disclosed net of the provision for expected losses in the balance sheet.

	For the year ended December 31,
	2022	2021	2020
At the beginning of the year	(6)	(4)	(32)
Additions	(36)	(15)	(56)
Reversals	31	13	5
Write off trade receivables	-	-	42
Discontinued operations	-	-	43
Foreign currency translation adjustment	-	-	(6)
At the end of the year	(11)	(6)	(4)

8	Inventories

Inventories are carried at average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers or net realizable value, whichever is lower.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale, such as (i) taxes levied on sales; (ii) personnel expenses directly linked to sales; (iii) cost of sales; and (iv) other costs required to make goods available for sale.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

Bonuses received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Unrealized bonuses are presented as reducing the inventories at each balance sheet date.

		As of December 31,
	Note	2022	2021
Stores		5,914	3,955
Distribution centers		1,139	878
Commercial agreements	8.1	(518)	(416)
Allowance for loss on inventory obsolescence and damages	8.2	(68)	(37)
		6,467	4,380

8.1	Commercial agreements

The Company records rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. As of December 31, 2022, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$518 (R$416 as of December 31, 2021).

8.2	Allowance for loss on inventory (obsolescence and damages)

Inventories are adjusted by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate.

	For the year ended December 31,
	2022	2021	2020
At the beginning of the year	(37)	(51)	(61)
Additions	(435)	(315)	(16)
Reversals	17	13	3
Discontinued operations	-	-	28
Foreign currency translation adjustment	-	-	(5)
Write-offs	387	316	-
At the end of the year	(68)	(37)	(51)

9	Recoverable taxes

The Company records tax credits incurred in the operation and when it is entitled to these credits. The Company pays tax on services and sales, known as ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where the Company operates, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. The Company records the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in the cost of goods sold. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account at which the credits are calculated.

During 2022, the Company recorded monetary correction credits in the amount of R$109, resulting from the existence of a judicial discussion regarding the reimbursement of ICMS-ST.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The estimate of future recoverability of these tax credits is made based on growth projections, operational matters and the consumption of the credits in the operation.

		As of December 31,
	Note	2022	2021
State tax credits – ICMS	9.1	1,210	1,153
Social Integration Program and Contribution for Social Security Financing - PIS/COFINS	9.2	587	370
Social Security Contribution - INSS		90	54
Income tax and social contribution		74	61
Others		21	8
Total		1,982	1,646
Current		1,055	876
Non-current		927	770

9.1	ICMS - State VAT tax credits

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

To supply its stores, the Company maintains distribution centers strategically located in certain states and the Federal District, which receive goods with the ICMS of the entire commercial chain already prepaid (by force of tax replacement) by suppliers or the Company, and then, goods are sent to locations in other States. This interstate remittance entitles the Company to a refund reimbursement of prepaid ICMS, the ICMS of commercial chain paid upon acquisition is converted into a tax credit to be refunded, pursuant to each State’s laws.

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

With respect to credits that cannot yet be immediately offset, the Company’s management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company’s Board of Directors.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

As of December 31, 2022, the Company’s management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below.

Year	Amounts
In 1 year	543
From 1 to 2 years	298
From 2 to 3 years	93
From 3 to 4 years	77
From 4 to 5 years	61
More than 5 years	138
Total	1,210

9.2	PIS and COFINS credit

On March 15, 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices.

The STF decided to modulate the effects of the decision, providing those taxpayers who distributed lawsuits before March 15, 2017, or who had administrative proceedings in progress before that same date, would have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

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

Expected realization of PIS and COFINS credits

In related to the recoverable PIS and COFINS credits, the Company’s management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company’s Board of Directors. For the financial statements as of December 31, 2022, the Company’s management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, as shown in the table below:

Year	Amounts
In 1 year	366
From 1 to 2 years	221
Total	587

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

10	Related Parties

10.1	Balances and related party transactions

	Assets balance				Liabilities balance
	Clients		Other assets		Suppliers		Other liabilities
	2022	2021	2022	2021	2022	2021	2022	2021
Controlling shareholder

Wilkes Participações S.A. (i)	-	-	-	-	-	-	2	2
Euris (ii)	-	-	-	-	-	-	1	1
Casino Guichard Perrachon (iii)	-	13	-	-	-	-	21	-
	-	13	-	-	-	-	24	3
Other related parties

GPA (iv)	24	18	234	100	8	8	237	365

Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (vi)	49	24	18	14	25	14	-	-
	73	42	252	114	33	22	237	365
Total	73	55	252	114	33	22	261	368

Current	73	55	-	-	33	22	201	368
Non-current	-	-	252	114	-	-	60	-

	Transactions
	Purchases			Revenue (Expenses)
	2022	2021	2020	2022	2021	2020
Controlling shareholder

Wilkes Participações S.A. (i)	-	-	-	(8)	(6)	-
Euris (ii)	-	-	-	(3)	(1)	-
Casino Guichard Perrachon (iii)	-	-	-	(60)	(35)	(19)
	-	-	-	(71)	(42)	(19)
Other related parties

GPA (iv)	-	-	-	(310)	(137)	(183)
Compre Bem	-	-	1	-	(1)	3
Greenyellow (v)	-	-	-	(33)	(26)	(47)
Puntos Colombia	-	-	-	-	-	(114)
Tuya	-	-	-	-	-	24
Others	-	-	-	-	-	(2)

Joint venture

Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (vi)	-	-	-	25	15	-
	-	-	1	(318)	(149)	(319)
Total	-	-	1	(389)	(191)	(338)

The related-party transactions are carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

(i)	Wilkes Participações S.A.: reimbursement of personnel expenses, equipment rental and maintenance.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

(ii)	Euris: reimbursement of expenses according to cost sharing contracts (expenses with personnel, expatriates, maintenance, marketing and rent).

(iii)	Casino, Guichard-Perrachon: (i) Agency agreement entered into between GPA, the Company, and Groupe Casino Limited on July 25, 2016, as amended, to regulate the rendering of global sourcing services (global suppliers prospecting and purchasing intermediation) by Casino and reimbursed by Groupe Casino Limited to the Company to recover the reduced gain margins due to Company’s promotions at its stores; (ii) Agency agreement: entered into between GPA, the Company, and Casino International S.A. on December 20, 2004, as amended, for the Company’s representation in the business negotiation of products to be acquired by the Company with international suppliers. (iii) Cost sharing: entered into between Casino, Guichard-Perrachon, Euris, Helicco, Wilkes, GPA, Casino Service and the Company, on August 1, 2014, as amended, to reimburse costs incurred by Casino Group companies in activities of its personnel involving the transfer of know-how; and (iv) Cyber risk agreement: entered into on February 1, 2022 to provide insurance services against cyber risks.

(iv)	GPA: (i) Separation agreement: entered into between the Company and GPA on December 14, 2020, in which the companies undertake to indemnify each other for events that may arise as a result of the corporate reorganization (see note 1.3); (ii) Agreement for onerous assignment of exploration rights of commercial points and other agreements: entered into between the Company and GPA on December 16, 2021 for the acquisition of commercial rights; (iii) Non-residential lease agreements: entered into as of January 31, 2022, due to the acquisition of the Extra Hiper stores; (iv) Purchase and sale of real estate: entered into between GPA, Barzel Retail Fundo de Investimento Imobiliário, on February 23, 2022, for the sale of up to 17 properties owned and owned by GPA to the real estate fund, with the intervention of the Company; and (v) Advertising agreement: entered into between GPA, Editora Globo and the Company, on February 14, 2022, to provide for the provision of advertising services by Editora Globo through the provision of Multicash Cards for the acquisition of various goods in the establishments of the Advertisers (Company and GPA).

As of December 31, 2022, the amount recorded in other assets is substantially composed by R$150 referring to the balance receivable from the sale of 16 Extra Hiper stores and R$82 referring to the indemnification process signed in the separation agreement between the companies that occurred on December 14, 2020. The amount recorded in other liabilities is substantially composed by R$187 referring to the indemnification process and refunds signed in the separation agreement between the parties. As of December 31, 2021, the Company recorded and intercompany liability for an amount of R$201 referring to the acquisition of 20 commercial points.

(v)	Greenyellow: agreement with the Company to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at ASSAÍ stores; and contracts with the Company for the purchase of energy sold on the free market.

(vi)	FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to legal proceeding under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

10.2	Management compensation

Expenses related to the executive board compensation recorded in the Company’s statement of operations is as follows (amounts expressed in thousands reais):

	Base salary (i)			Variable compensation (i)			Stock option plan			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Board of director	31,971	25,533	-	-	-	-	7,103	7,111	-	39,074	32,644	-
Directors and executive officers	56,241	20,241	12,963	26,310	14,485	7,027	19,785	7,632	4,877	102,337	42,358	24,867
Fiscal council	584	331	-	-	-	-	-	-	-	584	331	-
	88,796	46,105	12,963	26,310	14,485	7,027	26,888	14,743	4,877	141,995	75,333	24,867

(i)	Short-term benefit.

The stock option plan, fully in shares, refers to the Company’s executives and this plan has been recognized in the Company’s statement of operations. The related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s management.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

11	Investment in joint venture

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

The details of the Company’s joint venture are shown below:

			Participation in investments - %
			2022	2021
Group	Company	Country	Direct participation
Financeira Itaú CBD S.A.	Bellamar Empreendimento e Participação S.A.	Brazil	50.00	50.00

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

Financial information of joint venture

	As of December 31,
	2022	2021
Current assets	1	33
Non-current assets	519	433
Current liabilities	-	33
Shareholders equity	520	433
Net income for the year	86	95

Breakdown

Amount
As of December 31, 2019	320
Equity accounting	27
Capital Increase	51
Equity on other comprehensive income	82
Discontinued operations (note 1.3)	(480)
Corporate restructuring (note 1.3)	769
As of December 31, 2020	769

Share of profit of associates	47
Dividends received	(11)
Dividends receivable	(16)
As of December 31, 2021	789

Share of profit of associates	44
As of December 31, 2022	833

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

12	Property, plant and equipment

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

Asset Category	Average annual depreciation rate in %
Buildings	2.78
Leasehold improvements	6.42
Machinery and equipments	14.29
Facilities	6.64
Furniture and appliances	10.72
Others	20.00

Property, plant and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2022 and no significant changes were deemed necessary.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

12.1	Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s or cash-generating unit’s (“CGU”) recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired, and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a nominal discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in notes 13.1 and 13.2.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

12.2	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property, plant and equipment) and intangible assets (commercial rights) directly attributable to stores, as follows:

●	Step 1: the carrying amounts of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.

●	Step 2: The Company considered the highest value between: a) the discounted cash flows of stores using sales growth average of 4.40% in 2022 (6.60% in 2021) for period exceeding the next five years and a discount rate of 12.20% in 2022(10.40% in 2021) and; b) appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired as of December 31, 2022, 2021 and 2020 and concluded that the recognition of an impairment loss was not needed.

12.3	Property, plant and equipment rollforward

	As of December 31, 2021	Additions (i)	Lease modification	Write-off	Depreciation	Transfer and others (ii)	As of December 31, 2022
Land	570	48	-	(18)	-	-	600
Buildings	656	117	-	-	(17)	(26)	730
Improvements	3,596	3,451	-	(27)	(284)	129	6,865
Machinery and equipment	828	708	-	(4)	(184)	92	1,440
Facilities	362	258	-	(7)	(35)	7	585
Furniture and appliances	416	279	-	(2)	(70)	132	755
Constructions in progress	235	582	-	(1)	-	(273)	543
Others	37	24	-	-	(16)	19	64
Subtotal	6,700	5,467	-	(59)	(606)	80	11,582
Lease - right of use:
Buildings	3,604	3,810	695	(70)	(351)	(95)	7,593
Equipment	16	-	-	-	(6)	(2)	8
Subtotal	3,620	3,810	695	(70)	(357)	(97)	7,601
Total	10,320	9,277	695	(129)	(963)	(17)	19,183

(i)	In 2022, presents the capitalized borrowing costs, in amount of R$774, see note 12.5.

(ii)	In 2022, presents the transfer between fixed assets to “assets held for sale”, in amount of R$17 (see note 1.4).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2020	Additions (iii)	Lease modification	Write-off	Depreciation	Transfer and others (iv)	As of December 31, 2021
Land	481	207	-	(2)	-	(116)	570
Buildings	609	258	-	(4)	(15)	(192)	656
Improvements	2,598	1,161	-	(1)	(182)	20	3,596
Machinery and equipment	635	307	-	(1)	(128)	15	828
Facilities	269	118	-	(1)	(25)	1	362
Furniture and appliances	340	110	-	(2)	(53)	21	416
Constructions in progress	78	266	-	-	-	(109)	235
Others	37	6	-	-	(14)	8	37
Subtotal	5,047	2,433	-	(11)	(417)	(352)	6,700
Lease - right of use:
Buildings	2,423	885	628	(92)	(244)	4	3,604
Equipment	6	16	-	-	(5)	(1)	16
Subtotal	2,429	901	628	(92)	(249)	3	3,620
Total	7,476	3,334	628	(103)	(666)	(349)	10,320

(iii)	In 2021, presents the capitalized borrowing costs, in amount of R$38, see note 12.5.

(iv)	In 2021, presents the transfer between fixed assets to “assets held for sale”, in amount of R$349 (see note 1.4).

	As of December 31, 2019	Additions	Lease modification	Write-off	Depreciation	Transfer and others (v)	Conversion adjustment to reporting currency	Corporate restructuring (Note 1.3)	Discontinued operation	As of December 31, 2020
Land	2,766	61	-	(32)	-	(70)	541	146	(2,931)	481
Buildings	3,829	78	-	(85)	(121)	(139)	704	-	(3,657)	609
Improvements	2,207	694	-	(71)	(189)	293	70	(4)	(402)	2,598
Equipment	1,242	227	-	(28)	(260)	84	151	(1)	(780)	635
Facilities	330	58	-	(6)	(32)	(16)	8	-	(73)	269
Furniture and appliances	601	78	-	(15)	(128)	58	66	-	(320)	340
Constructions in progress	140	344	-	(7)	-	(318)	18	-	(99)	78
Others	42	8	-	-	(16)	12	-	(2)	(7)	37
Subtotal	11,157	1,548	-	(244)	(746)	(96)	1,558	139	(8,269)	5,047
Lease - right of use:
Buildings	3,449	1,217	628	(588)	(501)	2	403	(4)	(2,183)	2,423
Equipment	43	23	(7)	(1)	(15)	3	9	-	(49)	6
Land	3	-	-	-	-	-	-	-	(3)	-
Subtotal	3,495	1,240	621	(589)	(516)	5	412	(4)	(2,235)	2,429
Total	14,652	2,788	621	(833)	(1,262)	(91)	1,970	135	(10,504)	7,476

(v)	In 2020, presents: (a) the capital contribution through GPA’s real state in the amount of R$223; and (b) the transfer of fixed assets to “assets held for sale” in amount of R$380.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

12.4	Breakdown

	As of December 31,
	2022			2021
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	600	-	600	570	-	570
Buildings	859	(129)	730	767	(111)	656
Improvements	7,933	(1,068)	6,865	4,387	(791)	3,596
Equipment	2,160	(720)	1,440	1,373	(545)	828
Facilities	729	(144)	585	472	(110)	362
Furniture and appliances	1,043	(288)	755	635	(219)	416
Construction in progress	543	-	543	235	-	235
Others	157	(93)	64	115	(78)	37
	14,024	(2,442)	11,582	8,554	(1,854)	6,700
Lease – right of use:				-	-
Buildings	8,924	(1,331)	7,593	4,566	(962)	3,604
Equipment	57	(49)	8	61	(45)	16
	8,981	(1,380)	7,601	4,627	(1,007)	3,620
Total Property, plant and equipment	23,005	(3,822)	19,183	13,181	(2,861)	10,320

12.5	Capitalized borrowing and leases costs

Borrowing costs directly attributable to the acquisition, construction or production and interest of lease liabilities related to assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset, amounted to R$774 (R$38 as of December 31, 2021). The rate adopted to calculate the borrowing costs eligible for capitalization was 112.16% (117.70% as of December 31, 2021) of the CDI, corresponding to the effective interest rate of the borrowings obtained by the Company.

12.6	Additions to property, plant and equipment for cash flow presentation purpose are as follows:

	2022	2021	2020
Additions	9,277	3,334	2,788
Leases	(3,810)	(901)	(1,241)
Capitalized borrowing costs	(774)	(38)	(12)
Financing of property, plant and equipment – Additions	(5,080)	(2,284)	(1,437)
Financing of property, plant and equipment – Payments	3,911	2,120	1,464
Total	3,524	2,231	1,562

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

12.7	Other information

As of December 31, 2022, the Company recorded in the cost of sales and services the amount of R$71 (R$49 as of December 31, 2021 and R$34 as of December 31, 2020), relating to the depreciation of machinery, building and facilities of distribution centers.

13	Intangible Assets

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 14.04%, and amortization starts when they become operational.

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

	As of December 31, 2021	Additions	Lease modification	Amortization	As of December 31, 2022

Goodwill	618	-	-	-	618
Software	75	18	-	(17)	76
Commercial rights (i)	1,136	3,139	-	(8)	4,267
Tradename	39	-	-	-	39
Subtotal	1,868	3,157	-	(25)	5,000

Lease - right of use:

Assets and rights	19	-	1	(2)	18
Subtotal	19	-	1	(2)	18
	1,887	3,157	1	(27)	5,018

(i)	Includes commercial rights related to 46 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$3,130 (see note 1.5).

	As of December 31, 2020	Additions	Amortizations	Write-off	Transfers	As of December 31, 2021

Goodwill	618	-	-	-	-	618
Software	70	21	(14)	(1)	(1)	75
Commercial rights (i)	310	833	(7)	-	-	1,136
Tradename	39	-	-	-	-	39
Subtotal	1,037	854	(21)	(1)	1	1,868

Lease - right of use:

Assets and rights	-	18	-	-	1	19
Subtotal	-	18	-	-	1	19
	1,037	872	(21)	(1)	-	1,887

(i)	Includes commercial rights related to 20 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$798 (see note 1.5).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2019	Additions	Amortizations	Write-off	Conversion adjustment to reporting currency	Transfers	Discontinued operation	As of December 31, 2020

Goodwill	787	-	-	-	38	1	(208)	618
Software	134	72	(40)	(1)	20	-	(115)	70
Commercial rights	313	6	(8)	-	(1)	-	-	310
Tradename	3,054	-	-	-	713	-	(3,728)	39
	4,288	78	(48)	(1)	770	1	(4,051)	1,037

	As of December 31,
	2022			2021
	Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

Goodwill	871	(253)	618	871	(253)	618
Software	151	(75)	76	133	(58)	75
Commercial rights	4,299	(32)	4,267	1,160	(24)	1,136
Tradename	39	-	39	39	-	39
	5,360	(360)	5,000	2,203	(335)	1,868
Lease - right of use:
Assets and rights	29	(11)	18	28	(9)	19
Total of intangible assets	5,389	(371)	5,018	2,231	(344)	1,887

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

13.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1.

Annually, the Company uses the Business Plan approved by the Board of Director to assess impairment for Cash Generating Units (CGUs). The Company calculated the value in use, based on cash projections from financial budgets, which were reviewed and approved by Management for the next three years, considering the assumptions updated as of December 31, 2022. The discount rate applied to cash flow projections was 12.20% as of December 31, 2022 (10.40% at December 31, 2021), and cash flows that exceed the three years period are extrapolated using a growth rate of 4.40% at December 31, 2022 (6.60% at December 31, 2021). As a result, there was no need to record a provision for impairment.

13.2	Commercial rights

Commercial rights are the right to operate stores.

As of December 31, 2022, management concluded that commercial rights are recoverable, either through the expected cash flows of the related store or the sale to third parties. Commercial rights with a define useful life are tested for impairment using the same assumptions for the Company’s impairment test (see note 12.2), following the lease agreement terms.

The amount of commercial rights recorded in 2022 is mainly related to the acquisition of Extra Hiper stores. The Company used a single CGU for the impairment test with all the stores acquired, considering the maturation period of the stores (2 years).

13.3	Additions to intangible assets for cash flow presentation purpose are as follows

	2022	2021	2020
Additions	3,157	872	25
Lease	-	(18)	-
Financing of intangible assets – Additions	(3,130)	-	-
Financing of intangible assets – Payments	609	-	-
Total	636	854	25

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

14	Trade payables and trade payables - Agreements

		As of December 31,
	Note	2022	2021
Trade payables
Product suppliers		9,196	5,849
Suppliers – Acquisition of property, plant and equipment		140	197
Service providers		129	74
Service providers - related parties	10.1	33	22
Bonuses from suppliers	14.2	(960)	(576)
Total trade payables		8,538	5,566

Trade payables - Agreements
Product suppliers	14.1	813	573
Suppliers –Acquisition of property, plant and equipment	14.1	1,226	-
Suppliers – Agreements – Acquisition of Extra stores	14.3	3,202	-
Total trade payables – Agreements		5,241	573

Total		13,779	6,139

Current		12,999	6,139
Non-current		780	-

14.1	Agreements among suppliers, the Company, and banks

The Company maintains agreements signed with financial institutions, through which, suppliers of products, capital goods and services, have the possibility of structuring operations of anticipation of receipt of securities related to commercial operations between the parties.

Management assessed that the economic substance of the transaction is operational, considering that the anticipation is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

These balances are classified as “trade payables - agreements” and payments are made to financial institutions under the same conditions as those originally agreed with the supplier. As a result, all cash flow from these operations is presented as operating in the statement of cash flows.

As of December 31, 2022, the balance payable related to these operations is R$2,039 (R$573 as of December 31, 2021).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

14.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

14.3	Suppliers – Purchase of Extra stores

As mentioned in note 1.5, on September and December, 2022, the GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company’s management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms, and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

As of December 31, 2022, the balance payable related to these operations is R$3,202 (there is no amount recorded as of December 31, 2021).

15	Financial instruments

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.1	Classification and measurement of financial assets and liabilities

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

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:

●	it is maintained in a business model whose objective is to keep financial assets to receive contractual cash flows; and

●	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

●	it is maintained in a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and

●	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

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

●	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.

●	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.

●	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

The measurement of financial liabilities depends on their classification, as described below:

●	Financial liabilities at fair value through income: Includes financial liabilities for trading and financial liabilities designated on initial recognition at fair value through income. Gains or losses on trading liabilities are recognized in the statement of operations.

●	Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights of cash flows receivables expire; and

●	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

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

15.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

15.4	Derivative financial instruments

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The following are recognized as fair value hedges:

●	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and

●	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3, whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

15.5	Impairment of financial assets

The impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to IFRS 9, provisions for losses are measured at one of the following bases:

●	Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.

●	Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.

●	Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

The Company considers a financial asset in default when:

●	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or

●	the financial asset is more than 90 days overdue.

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

●	Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

●	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.

●	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of operations and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under “selling expenses”.

●	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

●	Level of credit risk and loss history for wholesale clients and property lease; and

●	Status of default risk and loss history for credit card companies and other clients.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amounts
	Notes	2022	2021
Financial assets (*)
Amortized cost
Related parties - assets	10.1	252	114
Accounts receivable and other accounts receivable		198	169
Fair value through income
Gain of financial instruments at fair value	15.11.1	182	32
Fair value through other comprehensive income
Accounts receivable with credit card companies and sales tickets		424	155
Financial liabilities
Other financial liabilities - amortized cost
Related parties – liabilities	10.1	(261)	(368)
Trade payables and trade payables - agreements	14	(13,779)	(6,139)
Borrowings and financing	15.11.1	(1,217)	(1,210)
Debentures and promissory notes	15.12	(11,025)	(6,446)
Lease liabilities	17.2	(8,360)	(4,051)
Fair value through income
Borrowings and financing, including derivatives	15.11.1	(313)	(341)
Loss of financial instruments at fair value	15.11.1	(36)	(36)
Net exposure		(33,935)	(18,121)

(*)	Other than cash and cash equivalents in the amount of R$5,842 (R$2,550 as of December 31, 2021)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 15.9.

15.6	Considerations on risk factors that may affect the businesses of the Company

15.6.1	Credit Risk

●	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

●	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

15.6.2	Interest rate risk

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.6.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

15.6.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Company’s capital structure is as follows:

	As of December 31,
	2022	2021
Borrowings, financing, debentures and promissory notes	(12,591)	(8,033)
(-) Cash and cash equivalents	5,842	2,550
(-) Derivative financial instruments	182	32
Net debt	(6,567)	(5,451)
Shareholders´ equity	3,896	2,766
% Net debt over shareholders´ equity	169%	197%

15.6.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2022.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	948	835	-	1,783
Debentures and promissory notes	1,142	11,362	3,671	16,175
Derivative financial instruments	214	219	(1,081)	(648)
Lease liabilities	1,356	5,828	13,494	20,678
Trade payables	8,538	-	-	8,538
Trade payables – Agreements	2,039	-	-	2,039
Trade payables – Agreements – Acquisition of Extra stores	2,422	780	-	3,202
Total	16,659	19,024	16,084	51,767

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves as of December 31, 2022. Therefore, certain balances are not consistent with the balances reported in the balance sheets.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.7	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

As of December 31, 2022, the notional amount of these contracts was R$2,360 (R$1,888 as of December 31, 2021). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

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

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2022 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

	Notional value		Fair value
	2022	2021	2022	2021
Swap of hedge
Hedge purpose (debt)	2,360	1,888	2,542	1,869
Long position
Fixed rate	106	106	109	60
USD + Fixed	282	282	282	281
Hedge - CRI	1,972	1,500	2,151	1,528

Short position	(2,360)	(1,888)	(2,396)	(1,873)
Net hedge position	-	-	146	(4)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2022, are recorded as financial revenues or expenses and the balance receivable at fair value is R$146 (balance payable of R$4 as of December 31, 2021). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2022, resulted in a gain of R$29, recorded under debt of cost, note 24 (loss of R$4 as of December 31, 2021 and gain of R$68 as of December 31, 2020).

15.7.1	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

Fair values are calculated using projected future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

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

15.8	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 5% to 10% was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario the interest rate weighted was 12.95% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net effect of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

				Market projections
Transactions	Notes	Risk (CDI Increase)	Balance at 2022	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing	15.11.1	CDI + 1.55% per year	(1,223)	(170)	(178)	(187)
Borrowings and financing (fixed rate)	15.11.1	TR + 9.80% per year	(48)	(58)	(62)	(67)
Borrowings and financing (foreign exchange)	15.11.1	USD + 1.06% per year	(262)	(6)	(20)	(33)
Debentures and promissory notes	15.11.1	CDI + 1.44% per year	(11,123)	(1,534)	(1,611)	(1,688)
Total net effect (loss)			(12,656)	(1,768)	(1,871)	(1,975)

Cash equivalents	6	92.80%	5,605	734	771	808
Net exposure loss			(7,051)	(1,034)	(1,100)	(1,167)

15.9	Fair value measurement

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the financial statements:

	Carrying amount		Fair value
	2022	2021	2022	2021	Level
Trade receivables with credit cards companies and sales tickets	424	155	424	155	2
Swaps of annual rates between currencies	(36)	(11)	(36)	(11)	2
Interest rate swaps	2	4	2	4	2
Interest rate swaps - CRI	180	3	180	3	2
Borrowings and financing (fair value)	(313)	(341)	(313)	(341)	2
Borrowings and financing (amortized cost)	(12,242)	(7,656)	(12,096)	(7,372)	2
	(11,985)	(7,846)	(11,839)	(7,562)

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2022.

Cross-currency and interest rate swaps and borrowings and financing are classified as level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

15.10	Position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank, BR Partners, Santander and Banco XP.

The outstanding derivative financial instruments are presented in the table below:

	Notional		As of December 31,
Description Risk	(millions)	Due date	2022	2021
Debt
USD – BRL	US$ 50	2023	(36)	(11)
Debt
IPCA – BRL	R$ 1,972	2028, 2029 and 2031	180	3

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 54	2027	1	2
Fixed rate x CDI	R$ 52	2027	1	2
Derivatives - Fair value hedge – Brazil			146	(4)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.11	Borrowings and financing

15.11.1	Debt breakdown

	Weighted	As of December 31,
	average rate	2022	2021
Current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.46% per year	454	194
Borrowing costs		(23)	(14)
Total debentures and promissory notes		431	180

Borrowings and financing in domestic currency
Working capital	TR + 9.80%	12	14
Working capital	CDI + 1.15% per year	523	419
Borrowing costs		(4)	(4)
Total domestic currency		531	429

In foreign currency
Working capital	USD + 1.06% per year	262	1
Total foreign currency		262	1
Total of borrowings and financing		793	430

Derivative financial instruments
Swap contracts	CDI + 0.84% per year	(27)	(4)
Swap contracts	CDI + 1.35% per year	36	3
Total derivative financial instruments		9	(1)
Total current		1,233	609

	Weighted	As of December 31,
	average rate	2022	2021
Non-current
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.44% per year	10,669	6,329
Borrowing costs		(75)	(63)
Total debentures and promissory notes		10,594	6,266

Borrowings and financing in domestic currency
Working capital	TR + 9.80%	39	47
Working capital	CDI + 1.84% per year	700	800
Borrowing costs		(2)	(5)
Total domestic currency		737	842

In foreign currency
Working capital	USD + 1.06% per year	-	279
Total foreign currency		-	279
Total of borrowings and financing		737	1,121

Derivative financial instruments
Swap contracts	CDI + 0.84% per year	(155)	(28)
Swap contracts	CDI + 1.35% per year	-	33
Total derivative financial instruments		(155)	5
Total non-current		11,176	7,392

Total		12,409	8,001

Current assets		27	4
Non-current assets		155	28
Current liabilities		1,260	613
Non-current liabilities		11,331	7,420

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.11.2	Rollforward

Amounts
Balance as of January 1, 2020	8,781
Funding - working capital	2,852
Interest provision	486
Swap contracts	(60)
Mark-to-market	12
Exchange rate and monetary variation	57
Debt modification impact	71
Borrowing costs	42
Interest amortization	(549)
Principal amortization	(2,543)
Swap amortization	13
Conversion adjustment to reporting currency	172
Discontinued operations	(1,571)
Balance as of December 31, 2020	7,763
Funding - working capital	6,090
Interest provision	559
Swap contracts	39
Mark-to-market	31
Exchange rate and monetary variation	5
Debt modification impact	(71)
Borrowing costs	64
Interest amortization	(406)
Principal amortization	(6,075)
Swap amortization	2
Balance as of December 31, 2021	8,001
Funding - working capital	3,959
Interest provision	1,436
Swap contracts	82
Mark-to-market	(111)
Exchange rate and monetary variation	(18)
Borrowing costs	26
Interest amortization	(783)
Principal amortization	(61)
Swap amortization	(122)
Balance as of December 31, 2022	12,409

15.11.3	Schedule of non-current maturities

Maturity	Amounts
From 1 to 2 years	2,150
From 2 to 3 years	3,872
From 3 to 4 years	548
From 4 to 5 years	2,389
More than 5 years	2,294
Total	11,253

Borrowing Cost	(77)
Total	11,176

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.12	Debentures and promissory notes

		Issue	Outstanding Debentures	Date		Annual financial	Unit price	As of December 31,
	Type	amount	(units)	Issuance	Maturity	charges	(in Reais)	2022	2021
First Issue of Promissory Notes – 3rd series	non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	-	-	57
First Issue of Promissory Notes – 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	63,479,473	317	281
First Issue of Promissory Notes – 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	63,479,473	254	225
First Issue of Promissory Notes – 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	63,479,473	254	225
Second Issue of Debentures – 1st series	non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,017	957	951
Second Issue of Debentures – 2nd series	non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,017	672	668
Second Issue of Promissory Notes – 1st series	non-preemptive right	1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,173	1,467	1,285
Second Issue of Promissory Notes – 2nd series	non-preemptive right	1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,173	1,468	1,286
Third Issue of Debentures – 1st series – CRI	non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,091	1,072	1,012
Third Issue of Debentures – 2nd series – CRI	non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,092	565	533
Fourth Issue of Debentures - single series	non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,014	2,028	-
First Issue of Commercial Paper Notes - single series	non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,058	793	-
Fifth Issue of Debentures - single series - CRI	non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,034	258	-
Sixth Issue of Debentures - 1st series - CRI	non-preemptive right	72,962	72,962	9/28/2022	9/11/2026	CDI + 0,60% per year	1,035	75	-
Sixth Issue of Debentures - 2nd series - CRI	non-preemptive right	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,035	57	-
Sixth Issue of Debentures - 3rd series – CRI	non-preemptive right	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,027	485	-
Second Issue of Commercial Paper Notes - single series	non-preemptive right	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,002	401	-
Borrowing Cost								(98)	(77)
								11,025	6,446
Current								431	180
Non-current								10,594	6,266

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

15.13	Borrowings in foreign currencies

As of December 31, 2022, the Company has loans in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebtedness profile and make investments.

15.14	Guarantees

The Company has signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million, which can be executed upon failure of payment of the related loan.

15.15	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate at December 31, 2022 was 12.43% of CDI (4.40% at December 31, 2021).

15.16	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) net debt/EBITDA ratio should be lower than or equal to 3.00. As of December 31, 2022 and 2021, the Company was compliant with all contractual obligations and ratios.

16	Provision for legal proceedings

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. The Company’s policy is to record attorney’s fees upon success. In the explanatory notes, the amounts involved are disclosed for cases not yet concluded and with a possible chance of success.

In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2021	109	69	27	205
Additions	14	74	13	101
Reversals	(73)	(31)	(4)	(108)
Payments	-	(33)	(16)	(49)
Monetary correction	5	7	4	16
Balance as of December 31, 2022	55	86	24	165

Restricted deposits for legal proceedings	(7)	(29)	(8)	(44)
Net provision of judicial deposits	48	57	16	121

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2020	169	64	49	282
Additions	39	44	8	91
Reversals	(106)	(23)	(10)	(139)
Payments	-	(21)	(28)	(49)
Monetary correction	7	5	8	20
Balance as of December 31, 2021	109	69	27	205

Restricted deposits for legal proceedings	(65)	(45)	(2)	(112)
Net provision of judicial deposits	44	24	25	93

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2019	221	75	53	349
Additions	27	42	79	148
Reversals	(9)	(43)	(19)	(71)
Payments	(1)	(5)	(35)	(41)
Monetary correction	1	8	3	12
Conversion adjustment to reporting currency	18	2	4	24
Discontinued operation	(88)	(15)	(36)	(139)
Balance as of December 31, 2020	169	64	49	282

16.1	Tax claims

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

The provisioned amount as of December 31, 2022, for these matters is R$55 (R$109 as of December 31, 2021).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

16.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of December 31, 2022, the Company recorded a provision of R$86 (R$69 as of December 31, 2021), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. As of December 31, 2022, the provision for these lawsuits amounted to R$19 (R$21 as of December 31, 2021), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. As of December 31, 2022, the provision for these lawsuits is R$5 (R$6 as of December 31, 2021).

The Company’s total civil, regulatory and property claims as of December 31, 2022, is R$24 (R$27 as of December 31, 2021).

16.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,443 as of December 31, 2022 (R$2,346 as of December 31, 2021), out of this amount, R$1,352, of which R$1,309 are tax and R$43 civil and others, is subject of reimbursement from its former controlling shareholders, under the separation agreement mentioned in note 1.3. Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$612 as of December 31, 2022 (R$478 as of December 31, 2021).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$650 as of December 31, 2022(R$609 as of December 31, 2021). Regarding the IPI assessments, there was a judgment in August 2020 in the STF that decided against taxpayers. However, in the analysis of the specific cases by our legal advisors, we consider that the risk of loss remained as possible.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from supplier’s acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,084 as of December 31, 2022 (R$1,128 as of December 31, 2021). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$16 as of December 31, 2022 (R$13 as of December 31, 2021). These proceedings are pending judgment at the administrative and judicial levels.

INSS (National Institute of Social Security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$23 as of December 31, 2022 (R$56 as of December 31, 2021). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the STF, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been monitoring the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be made.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$44 as of December 31, 2022(R$47 as of December 31, 2021).

Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. As of December 31, 2022, there are two collective proceedings in current, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on financial statement is expected.

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, as of December 31, 2022, the estimated amount, in case of success of all lawsuits, was approximately R$14 (R$15 as of December 31, 2021).

16.5	Guarantees

The Company presented bank guarantees and insurance guarantees to judicial process related a civil, tax and labor nature, described below:

Lawsuits	Letter of guarantees
Tax	700
Labor	91
Civil and others	505
Total	1,296

The cost of guarantees is approximately 0.29% per year of the amount of the lawsuits and is recorded as a financial expense.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

16.6	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows:

	As of December 31,
Lawsuits	2022	2021
Tax	12	65
Labor	34	50
Civil and others	10	4
Total	56	119

17	Leases

17.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary between 5 and 25 years.

The Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets, which are recognized as an expense on a straight-line basis over the lease term. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement of the lease, the Company records a lease liability (see notes 12 and 13). The lease liability is calculated based on the present value of minimum lease payments, using the incremental borrowing rate, except when the interest rate implicit in the lease is readily determinable.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

17.2	Minimum future payments

Lease liabilities totaled R$8,360 as of December 31, 2022 (R$4,051 as of December 31, 2021). The minimum future payments, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2022	2021
Lease liabilities - minimum payments
Less than 1 year	435	244
1 to 5 years	1,646	1,231
More than 5 years	6,279	2,576
Present value of lease liabilities	8,360	4,051

Current	435	244
Non-current	7,925	3,807

Future financing charges	12,318	4,042
Future lease payments	20,678	8,093
PIS and COFINS embedded in the present value of lease agreements	508	246
PIS and COFINS embedded in the gross value of lease agreements	1,257	492

Lease liabilities interest expense is stated in note 24. The incremental borrowing used to calculate lease liabilities was 12.20% in the fiscal year ended December 31, 2022 (10.53% at December 31, 2021).

17.3	Lease liability rollforward

Amounts
As of December 31, 2019	3,751
Addition – Lease	1,240
Lease modification	621
Interest provision	415
Exchange rate and monetary variation	1
Principal amortizations	(751)
Interest amortizations	(5)
Write-off due to early termination of agreement	(518)
Transfer to parent company	9
Conversion currency adjustment	433
Discontinued operation	(2,416)
Corporate restructuring	(4)
As of December 31, 2020	2,776
Addition – Lease	919
Lease modification	628
Interest provision	302
Principal amortizations	(460)
Interest amortizations	(8)
Write-off due to early termination of agreement	(106)
As of December 31, 2021	4,051
Addition – Lease	3,810
Lease modification	696
Interest provision	781
Principal amortizations	(856)
Interest amortizations	(42)
Write-off due to early termination of agreement	(80)
As of December 31, 2022	8,360

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

17.4	Lease expense on variable rents, low-value, and short-term assets

	As of December 31,
	2022	2021	2020
(Expenses) revenues for the year:
Variables (1% to 2% of sales)	(31)	(6)	(16)
Subleases (*)	55	31	22

(*)	Refers mainly to revenue from lease agreements receivable from commercial galleries.

18	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

		As of December 31,
	Note	2022	2021
Sale and Leaseback	1.4	3	68
Rental of spaces in stores (i)		259	233
Checkstand (ii)		45	41
Commercial agreement – payroll (iii)		39	-
Gift card and others		1	2
Marketing		12	12
Total		359	356
Current		328	356
Non-current		31	-

(i)	Rental of backlight panels.

(ii)	Supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

(iii)	Commercial agreement with a financial institution for exclusivity in payroll processing.

19	Income tax and social contribution

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

Accumulated loss carryforwards from deferred income tax and social contribution do not expire, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities and refer to their subsidiaries which have tax planning to use these balances.

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

19.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2022	2021	2020

Earnings before income tax and social contribution	1,335	1,849	1,625
Expense of income tax and social contribution	(454)	(629)	(553)
Adjustments to reflect the effective rate
Tax fines	(2)	(1)	(1)
Share of profits	15	16	105
Interest on Equity	17	22	-
ICMS subsidy - tax incentives (i)	248	241	-
Interest Selic credits (ii)	-	81	-
Credits of monetary corrections	64	11	-
Tax benefits	3	22	29
Other permanent differences	(6)	(2)	(16)
Effective income tax	(115)	(239)	(436)
Income tax and social contribution for the year
Current	(75)	(366)	(704)
Deferred	(40)	127	268
Income tax and social contribution expenses	(115)	(239)	(436)
Effective rate	8.6%	12.9%	26.8%

(i)	The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. At the year ended December 31, 2022, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve (see note 20.4).

(ii)	The credit refers to the decision general repercussion of STF which understood that the SELIC interest arising from the repetition of undue payment, have the nature of emergent damage. Therefore, there is no incidence of IRPJ and CSLL on the interest portion.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheets are the following:

	As of December 31,
	2022			2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	213	-	213	167	-	167
Provision for legal proceedings	44	-	44	59	-	59
Exchange rate variation	-	(28)	(28)	-	(7)	(7)
Goodwill tax amortization	-	(317)	(317)	-	(317)	(317)
Fair value adjustment	-	(29)	(29)	1	-	1
Property, plant and equipment, intangible and investment properties	30	-	30	33	-	33
Unrealized losses with tax credits	-	(6)	(6)	-	(28)	(28)
Provision for restructuring	12	-	12	-	-	-
Borrowings costs	-	(35)	(35)	-	(30)	(30)
Lease net of right of use	101	-	101	150	-	150
Provision of inventory	26	-	26	15	-	15
Others	-	(5)	(5)	2	-	2
Gross deferred income tax and social contribution assets (liabilities)	426	(420)	6	427	(382)	45
Compensation	(420)	420	-	(382)	382	-

Net deferred income tax and social contribution assets (liabilities), net	6	-	6	45	-	45

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2022, as follows:

Years	Amounts
Up to 1 year	47
From 1 year to 2 years	44
From 2 year to 3 years	213
From 4 years to 5 years	5
More than 5 years	117
426

19.3	Rollforward

	For the year ended December 31,
	2022	2021	2020
At the beginning of the year	45	(82)	(1,191)
Benefits (expenses) in the year	(40)	127	372
Corporate reorganization	-	-	45
Deconsolidation	-	-	883
Income tax effect	1	-	-
Exchange variation	-	-	(193)
Others	-	-	2
At the end of the year	6	45	(82)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

20	Shareholders’ equity

20.1	Capital stock and stock rights

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

The Company’s share capital as of December 31, 2022, is R$1,263 (R$788 as of December 31, 2021), represented by 1,349,165,394 registered common shares, (1,346,674,477 as of December 31, 2021), all non-par and registered shares. According to the Company’s bylaws, the Company’s authorized share capital may be increased up to 2 billion common shares.

On June 1, 2021, the Board of Directors approved a capital increase of R$18, corresponding to the issuance of 2,720 thousand common shares (or 544 thousand common shares considering the share split described below).

On July 27, 2021, the Board of Directors approved a capital increase of R$8, corresponding to the issuance of 2,020 thousand common shares (or 404 thousand common shares considering the share split described below).

On August 11, 2021, an Extraordinary Shareholders’ Meeting approved a one-to-five share split, whereby the Company’s 269,299,859 common shares were divided into 1,346,499,295 common shares, with no change in the Company’s total capital stock value.

On December 7, 2021, the Board of Directors approved a capital increase of R$1, corresponding to the issuance of 175 thousand common shares.

On February 21, 2022, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 239,755 common shares.

At the Extraordinary General Meeting held on April 28, 2022, the Company approved, observing the authorized capital limit, a capital contribution in the amount R$464 through the capitalization of profit reserves, without issuance new shares.

On May 9, 2022, the Board of Directors approved a capital contribution in the amount of R$2, through the issuance of 298,919 common shares.

On July 27, 2022, the Board of Directors approved a capital contribution in the amount of R$3, through the issuance of 1,119,515 common shares.

On October 20, 2022, the Board of Directors approved a capital contribution in the amount of R$3, through the issuance of 650,808 common shares.

On December 6, 2022, the Board of Directors approved a capital contribution in the amount of R$2, through the issuance of 181,920 common shares.

The Company’s shareholding structure is shown as follows:

	For the year ended December 31,
	2022		2021		2020
	Number of shares	Participation	Number of shares	Participation	Number of shares	Participation
Controlling shareholders	411,582,865	30.51%	557,857,105	41.42%	1,341,757,835	100.00%
Outstanding shares	937,582,529	69.49%	788,817,372	58.58%	-	-
Total	1,349,165,394	100.00%	1,346,674,477	100.00%	1,341,757,835	100.00%

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

20.2	Distribution of dividends and interest on own capital

Management proposed dividends to be distributed, considering the anticipation of interest on own capital to its shareholders, calculated as follows:

	For the year ended December 31,
	2022	2021	2020
Net income for the year	1,220	1,610	1,398
Tax incentive reserve	753	709	-
Base for legal reserve	467	901	1,398
% Legal reserve	5%	5%	5%
Legal reserve for the year	23	5	5
Minimum mandatory dividends - 25%	111	224	349

Interest on own capital paid/payable intermediaries (i)	43	56	264
Minimum mandatory dividends paid in the form of interest on shareholder´s equity	68	168	85

(i)	At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, pursuant to which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occurred on February 17, 2023.

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

The Company may, at the discretion of the Administration, pay interest on own capital, the net amount of which will be imputed to the mandatory minimum dividends, as provided for in article 9 of Law 9249/95. Interest on own capital is calculated based on the balance of shareholders` equity, limited to the variation, pro rata day, of the Long-Term Interest Rate - TJLP. The actual payment or credit of interest on own capital is conditioned to the existence of profits (net profit for the year after deducting social contribution on net profit and before deducting the provision for income tax), computed before deducting interest on equity, or retained earnings and profit reserves equal to or greater than twice the interest to be paid or credited. Interest will be subject to income tax at source at the rate of 15%, on the date of payment or credit to the beneficiary.

20.3	Profit reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. As of December 31, 2022, the amount was R$180 (R$157 as of December 31, 2021).

The legal reserve in the amount of R$23 as of December 31, 2022 (R$5 as of December 31, 2021) was constituted respecting the limit of 20% of the Company’s capital stock, as established by article 193 of Law No. 6,404/76.

	For the year ended December 31,
	2022	2021	2020
Net income for the year	1,220	1,610	1,398
Tax incentive reserve	753	709	-
Base for legal reserve	467	901	1,398
% Legal reserve	5%	5%	5%
Legal reserve for the year	23	5	5

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

20.4	Tax incentive reserve

According to the legal basis mentioned in note 19.1, tax incentives granted by the States for a considered investment, deductible for the assessment of income tax and social contribution. Thus, at the end of December 31, 2022, the Company allocated the amount of R$753 to the tax incentive reserve (R$709 as of December 31, 2021).

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

20.5	Expansion Reserve

At the Annual General Meeting held on April 28, 2022, the constitution of the expansion reserve in the amount of R$632 was approved, against the profit reserve of the year 2021.

20.6	Share-based payment

20.6.1	Recognized Options Granted

The expenses associated to the Company’s executives’ share-based payments in accordance with IFRS 2 – Share-based payment, are recognized “Stock options granted”.

The Company’s employees and executives of entities of their economic group may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

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

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders’ equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company of the number of equity instruments that will be acquired.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

The following describes the stock option plan as of December 31, 2022.

Company’s compensation plan

The Company’s compensation plan (“Compensation Plan”) is managed by Company’s Board of Directors, which delegated to the Human Resources Committee the responsibility to grant options and advise on the management of the Compensation Plan.

Members of the Human Resources Committee meet to grant options from the Compensation Plan series and whenever there are questions raised regarding the compensation plan. Each series of options granted are assigned the letter “B” followed by a number. For the year ended December 31, 2022, B8 and B9 series options were in effect.

Options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant (“grace period”), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month from the date of grant, and ends on the last day of the 42nd (forty-second) month from the date of grant (“exercise period”).

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (“exercise price”).

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The Company withholds any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Company’s option plan

The Company’s option plan (“Option Plan”) is managed by the Company’s Board of Directors, which delegated to the Human Resources Committee the responsibility to grant options and advise on the management of the Option Plan.

Members of the Human Resources Committee meet to grant options from the Option Plan series and whenever there are questions raised regarding the Option Plan. Each series of options granted receive the letter “C” followed by a number. For the year ended December 31, 2022, the C8 and C9 series options granted were in effect.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company’s common shares traded in the prior twenty (20) days on the B3 prior to the date of the Human Resources Committee meeting that decides upon the granting of the options of that series (“exercise price”).

Options granted to a participant shall be exercisable for a period of 36 (thirty six) months from the date of grant (“grace period”), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) months as from the grant date, and ends on the last day of the 42nd (forty-second) month as of the grant date (“exercise period”), provided the exceptions included in the Compensation Plan.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

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

Information relating to the Company’s option plan and compensation plan is summarized below:

			As of December 31, 2022
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
B8	5/31/2021	6/01/2024	0.01	363	(20)	(29)	314
C8	5/31/2021	6/01/2024	13.39	363	(20)	(29)	314
B9	5/31/2022	6/01/2025	0.01	2,163	(32)	-	2,131
C9	5/31/2022	6/01/2025	12.53	1,924	(32)	-	1,892
				4,813	(104)	(58)	4,651

20.6.2	Consolidated information of Company’s share-based payment plans

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

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until December 31, 2022:

For the year ended December 31, 2022
(in thousands)
Number of shares	1,349,165
Balance of effective stock options granted	4,651
Maximum percentage of dilution	0.34%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black-Scholes” taking into account the following assumptions for B8, C8, B9 and C9 series: (a) expectation of dividends of 1.28% (series 8) and 1.20% (series 9); (b) expectation of volatility nearly 37.06% (series 8) and 37.29% (series 9); (c) the weighted average interest rate without risk of 7.66% (series 8) and 12.18% (series 9), and (d) exit rate of approximately 8.00% in both series.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

The expectation of remaining average life of the series outstanding as of December 31, 2022 is 17 months (series 8) and 29 months (series 9). The weighted average fair value of options granted as of December 31, 2022 was R$17.21 and R$7.69 (B8 and C8, respectively), and R$15.27 and R$7.35 (B9 and C9, respectively).

	Shares (in thousands)	Weighted average of exercise price (R$)	Weighted average of remaining contractual term
As of December 31, 2020	-	-	-

As of December 31, 2021
Granted in the year	726	6,70
Cancelled in the year	(58)	6,70
Outstanding at year end	668	6,70	2,42
Total to be exercised as of December 31, 2021	668	6,70	2,42

Granted in the year	4,087	5.90
Exercised in the year	(104)	6.01
Outstanding at year end	4,651	6.01	2.28
Total to be exercised as of December 31, 2022	4,651	6.01	2.28

The amount recorded for the year ended December 31, 2022, were R$14 (R$2 as of December 31, 2021).

20.6.3	GPA's share - based payment plans

Prior to the Company's spin-off from GPA, certain Company executives received compensation in the form of GPA stock options.

			As of December 31, 2021
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Outstanding	Current
B5	5/31/2018	5/31/2021	0.01	2,970	(2,640)	(245)	(85)	-
C5	5/31/2018	5/31/2021	47.19	2,970	(2,410)	(300)	(260)	-
B6 (i)	5/31/2019	5/31/2022	0.01	2,310	(645)	(165)	-	1,500
C6 (i)	5/31/2019	5/31/2022	53.23	1,795	(610)	(210)	-	975
B7 (ii)	1/31/2021	5/31/2023	0.01	3,365	(515)	(115)	-	2,735
C7 (ii)	1/31/2021	5/31/2023	38.58	2,485	(520)	(115)	-	1,850
				15,895	(7,340)	(1,150)	(345)	7,060

			As of December 31, 2022
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Outstanding	Current
B6 (i)	5/31/2019	5/31/2022	0.01	2,310	(2,005)	(174)	(131)	-
C6 (i)	5/31/2019	5/31/2022	53.23	1,795	(952)	(766)	(77)	-
B7 (ii)	1/31/2021	5/31/2023	0.01	3,365	(1,726)	(523)	-	1,116
C7 (ii)	1/31/2021	5/31/2023	38.58	2,485	(806)	(595)	-	1,084
				9,955	(5,489)	(2,058)	(208)	2,200

(i)	From this total, 407 thousand are related to Company’s executives in 2021.

(ii)	From this total, 525 thousand are related to Company’s executives in 2022 and 2021.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

According to the terms of the plans, each option offers its beneficiary the right to buy a share of GPA and, specifically for our executives, shares of the Company. In both plans, the grace period is 36 months, always measured from the date on which the GPA’s Board of Directors approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. To exercise their options, beneficiaries of the plans must be employees of GPA and, specifically for our executives, employees of the Company. The plans differ solely by the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

The fair value of each option granted is estimated at the grant date using the option pricing model Black-Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black-Scholes, taking into account the following assumptions for the B7 and C7 series: (a) dividend expectation of 1.61%, (b) volatility expectation of nearly 37.09% and (c) the weighted average interest rate of 5.47%.

The expectation of remaining average life of the series outstanding at December 31, 2022 is 0.41 year (1.06 year at December 31, 2021 and 0.88 year at December 31, 2020). The weighted average fair value of options granted at December 31, 2021 was R$54.59 (R$58.78 at December 31, 2020).

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

The movement in the number of options granted, the weighted average of the exercise price and the weighted average of the remaining term are presented in the table below:

	Shares (in thousands)	Weighted average exercise price (R$)	Weighted average remaining term
Total exercised on December 31, 2019	2,153	30.25	1.50

At December 31, 2020
Canceled in the year	(70)	42.59
Exercised in the year	(489)	23.93
Expired in the year	(126)	42.44
Outstanding at year end	1,468	30.71

Total exercised on December 31, 2020	1,468	30.71	0.88

Total exercised on December 31, 2020 considering split effect	7,340	6.14	0.88

At December 31, 2021
Granted in the year	6,125	16.86	-
Canceled in the year	(270)	22.36	-
Exercised in the year	(5,785)	22.76	-
Expired in the year	(350)	35.30	-
Outstanding at year end	7,060	17.45	1.06
Total to be exercised at December 31, 2021 (*)	7,060	17.45	1.06

At December 31, 2022
Canceled in the year	(1,455)	33.14
Exercised in the year	(3,199)	9.14
Expired in the year	(206)	19.29
Outstanding at year end	2,200	18.97	0.41
Total to be exercised at December 31, 2022 (*)	2,200	18.97	0.41

(*)	Out of total outstanding shares, 525 thousand refers to Company’s executives (931 shares in 2021)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

21	Net operating revenue

IFRS15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Revenue

a)	Sale of goods

Revenues from the sale of goods are recognized at their fair value when control over the products is transferred to the customer, the Company no longer has control or responsibility for the goods sold and the economic benefits generated for the Company are probable, which occurs substantially upon delivery of products to customers in stores, when the Company’s performance obligation is satisfied. Revenues are not recognized if their realization is uncertain.

b)	Revenue from services rendered

The revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company, and their amounts can be reliably measured.

	For the year ended December 31,
	2022	2021	2020
Gross operating revenue
Goods	59,510	45,550	39,436
Services rendered and others	174	111	100
	59,684	45,661	39,536
(-) Revenue deductions
Returns and sales cancellation	(109)	(76)	(73)
Taxes	(5,055)	(3,687)	(3,420)
	(5,164)	(3,763)	(3,493)
Net operating revenue	54,520	41,898	36,043

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

22	Expenses by nature

Cost of sales

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling, depreciation and amortization and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

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

	For the year ended December 31,
	2022	2021	2020
Inventory cost	(44,809)	(34,163)	(29,641)
Personnel expenses	(3,358)	(2,512)	(2,135)
Outsourced services	(264)	(251)	(224)
Selling expenses	(875)	(646)	(511)
Functional expenses	(883)	(664)	(600)
Other expenses	(534)	(439)	(264)
	(50,723)	(38,675)	(33,375)

Cost of sales	(45,557)	(34,753)	(30,129)
Selling expenses	(4,379)	(3,334)	(2,811)
General and administrative expenses	(787)	(588)	(435)
	(50,723)	(38,675)	(33,375)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

23	Other operating expenses, net

Other operating revenue and expenses correspond to the effects of significant or unusual events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2022	2021	2020
Result with property, plant and equipment	(34)	12	(42)
(Provision) reversal for legal proceedings	(19)	9	(18)
Restructuring expenses and others (i)	(33)	(74)	(71)
Covid-19 spending on prevention	-	-	(134)
Indemnity assets	14	-	168
Total	(72)	(53)	(97)

(i)	Refers primarily to expenses with the spin-off and acquisition of Extra Hiper stores with payments of legal fees, property appraisal and due diligence.

24	Net financial result

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

	For the year ended December 31,
	2022	2021	2020
Financial revenues
Cash and cash equivalents interest	152	87	39
Monetary correction (assets)	227	93	299
Other financial revenues	15	8	5
Total financial revenues	394	188	343
Financial expenses
Cost of debt	(896)	(543)	(474)
Cost and discount of receivables	(97)	(51)	(31)
Monetary correction (liabilities)	(401)	(13)	(11)
Interest on leasing liabilities	(509)	(292)	(219)
Other financial expenses	(6)	(19)	(51)
Total financial expenses	(1,909)	(918)	(786)
Total	(1,515)	(730)	(443)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

25	Earnings per share

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

On August 11, 2021, an Extraordinary Shareholders’ Meeting approved a one-to-five share split, whereby the Company’s 269,299,859 common shares were divided into 1,346,499,295 common shares, with no change in the Company’s total capital stock value. In accordance with accounting standard IAS 33 - Earnings per share, the balance as of December 31, 2020 were retrospectively presented.

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each year:

	For the year ended December 31,
	2022	2021	2020
Basic number:
Allocated basic earnings and not distributed – Continued operation	1,220	1,610	1,189
Allocated basic earnings and not distributed – Discontinued operation	-	-	209
Net income allocated available to common shareholders	1,220	1,610	1,398
Basic denominator (millions of shares)
Weighted average of the number of shares	1,348	1,344	1,340

Basic earnings per million shares (R$) – Continued operation	0.905322	1.198020	0.887313
Basic earnings per million shares (R$) – Attributable to controlling shareholders	0.905322	1.198020	1.043284

	For the year ended December 31,
	2022	2021	2020
Diluted number:
Allocated basic earnings and not distributed – Continued operation	1,220	1,610	1,189
Allocated basic earnings and not distributed – Discontinued operation	-	-	209
Net income allocated available to common shareholders	1,220	1,610	1,398
Diluted denominator (millions of shares)
Weighted average of the number of shares	1,348	1,344	1,340
Stock option plan	6	11	-
Diluted weighted average of shares	1,353	1,355	1,340

Diluted earnings per million shares (R$) – Continued operation	0.901589	1.188520	0.887313
Diluted earnings per million shares (R$) – Attributable to controlling shareholders	0.901589	1.188520	1.043284

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

26	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

●	Purchase of intangibles with related parties and suppliers, in notes 10.1, 13.3 and 14.3;

●	Purchase of property, plant and equipment and intangible assets not yet paid, in notes 12.6 and 13.3;

●	Advance related to the sale of properties, recorded in assets held for sale, in note 18;

●	Approval of interest on own capital payable to its shareholders, in note 20.2; and

●	Purchase of assets held for sale with related parties, in note 27.1.

27	Assets held for sale

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

Non-current assets classified as held for sale are measured at the lower of carrying amount and market value less cost of sale.

	For the year ended December 31,
	2022	2021
Sale and leaseback	-	147
Extra Hiper stores (i)	95	403
	95	550

(i)	As of December 31, 2022, corresponds to 1 property owned by GPA, which is sold to the real estate investment fund Barzel Properties, see note 1.5.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

27.1	Additions to assets held for sale for cash flow presentation purpose

2022
Additions	797
Financing of assets – Additions	(797)
Financing of assets – Payments	250
Total	250

28	Segment information

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

Before the Transaction, the Company operated in two operating segments: Cash & Carry, it includes the “ASSAÍ” banner and Éxito Group. As of December 31, 2022, 2021 and 2020 the Company operated in a single segment.

Geographic distribution of stores

Our stores are located throughout 23 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 55.2%, 56.6% and 56.3% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 44.8%, 43.4% and 43.7% of our net operating revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

29	Discontinued operation

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

As of December 31, 2020, Éxito’s results were classified as a discontinued operation, as one single line item. See below the detailed statement of operation of Éxito and condensed statement of cash flows:

2020
Statement of operations
Discontinued operation
Net operating revenue	22,034
Cost of sales	(16,526)
Gross profit	5,508
Expenses, net
Selling expenses	(2,973)
General and administrative expenses	(848)
Depreciation and amortization	(729)
Share of profit (loss) of associates	27
Other operating expenses, net	(217)
(4,740)
Operating profit	768
Net financial result	(340)
Income before income taxes discontinued operation	428
Income tax and social contribution	(60)
Net income discontinued operation	368
Discontinued operation
Net income for the year discontinued operation	(1)
Net income for the year	367

2020
Other comprehensive income:
Net income for the year	367
Items that may be subsequently reclassified to statement of operations
Exchange rate variation of foreign Investments	(415)
Benefit plan	(1)
Cash flow rate	(1)
Other comprehensive results	3
Comprehensive income for the year	(47)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2022, 2021 and 2020

(In millions of Brazilian Reais, unless otherwise stated)

2020
Net cash flow:
Operational activities	1,349
Investment activities	(4,075)
Financing activities	(1,012)
Exchange rate variation on cash and cash equivalents	587
Net cash (used) generated	(3,151)

2020
Earnings per share:
Diluted and Basic, discontinued operation	0.8214

2020
Discontinued operation segment:
Net sales	22,034
Gross profit	5,508
Depreciation and amortization	(729)
Share of profit and loss of associate	27
Operating profit	768
Net financial result	(340)
Income before income taxes	428
Income taxes and social contribution	(60)
Profit continued operation	368
Loss (income) discontinued operation	(1)
Net income for the year	367

Current assets	8,014
Non-current assets	18,930
Current liabilities	9,729
Non-current liabilities	3,620
Shareholder´s equity	13,595

30	Subsequent events

30.1	Capital contribution

At the meeting of the Board of Directors held on February 15, 2023, it was approved by the Board, observing the authorized capital limit, the capital contribution in the amount of R$1 through the issuance of 59,870 common shares.