Form 20-F
period 2023-12-31
Sendas Distributor S.A.
filed 2024-04-23
CIK 1834048

As filed with the Securities and Exchange Commission on April 23, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Vitor Fagá de Almeida, Vice-President of Finance and Investor Relations

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Shares, without par value	ASAI	New York Stock Exchange[1]
American Depositary Share, each representing five common shares		New York Stock Exchange

(1)	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023:

1,351,833,200 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities. Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ABAAS” are to the Brazilian Cash and Carry Association (Associação Brasileira dos Atacadistas de Autosserviço);

●	“ADSs” are to American Depositary Shares;

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;

●	“Brazil” are to the Federative Republic of Brazil;

●	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;

●	“Brazilian government” are to the federal government of Brazil;

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our former controlling shareholder.

●	“Casino Group” are to Casino and its subsidiaries;

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil;

●	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);

●	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;

●	“Exchange Act” are to the U.S. Exchange Act of 1934, as amended;

●	“Extra Transaction” are to the transaction involving the assignment and conversion of 66 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner, among other transactions. For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction”;

●	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;

●	“IBGE” are to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística);

●	“NYSE” are to the New York Stock Exchange;

●	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are the U.S. Securities Act of 1933, as amended:

●	“Sendas ADSs” are to ADS, each representing five Sendas common shares;

●	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;

●	“Sendas common shares” are to common shares of Sendas;

●	“Sendas Deposit Agreement” are to the deposit agreement dated February 19, 2021, as amended on August 16, 2021, entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;

●	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;

●	“Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the depositary for the CBD ADS program, on a pro rata basis for no consideration. The Sendas common shares were distributed on March 3, 2021, and the Sendas ADSs were distributed on March 5, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History— Corporate Reorganization and Spin-Off.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This annual report includes financial information derived from our audited historical financial statements as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited financial statements.”

We have prepared our audited financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited financial statements have been audited in accordance with standards of the Public Company Accounting Oversight Board.

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this annual report from reais into U.S. dollars. The exchange rate used to translate such amounts was R$4.8413 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2023, as reported by the Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●	global economic, political and social conditions, including, for example, the military conflict around the world and their impacts on the global economy and consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

●	competition in the sectors in which we operate;

●	Brazilian government regulation and tax matters;

●	adverse legal or regulatory disputes or proceedings;

●	our ability to implement our strategy, including our digital transformation initiatives;

●	credit and other risks of lending and investment activities;

●	the political instability related to the recent election of the President of Brazil with a mandate that started in 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in massive demonstrations and/or strikes;

●	our ability to expand our operations outside of our existing markets; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

v

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

We operate in the cash and carry sector of the Brazilian retail industry, which is highly competitive. We compete with other retailers based on price, product mix, store location, store layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, especially from those that operate in the informal segment of the Brazilian economy. We also compete with large chains in the cash and carry sector. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large food retailers, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. See “Item 4. Information on the Company—B. Business Overview—Competition.” Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

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

As of December 31, 2023, we had total borrowings and debentures and promissory notes of R$14,910 million, of which R$2,067 million was classified as current borrowings and debentures and promissory notes and R$12,843 million was classified as non-current borrowings and debentures and promissory notes. If we are unable to repay or refinance our current or non-current borrowings and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

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

We are subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our employees’ and customers’ confidential, classified or personal information.

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

Any unauthorized access to, or release or violation of our systems and data or those of our customers, employees, suppliers or service providers could disrupt our operations, particularly our digital operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

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

Disruptions in our information technology systems, or the inability to update them, can adversely impact our operations and inventory control.

Our operations rely on our information systems, which serves as the primary tool for managing our manufacturing process, supply chain planning, sales tracking, and inventory management.

Accidents, human errors, malfunctions, or malicious acts can cause disruptions or failures in our information technology systems, which could have significant impacts on our corporate, commercial, and operational functions. This could cause a material adverse effect on our business, operational results and reputation.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act and similar anti-corruption laws.

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

All of our distribution centers and 90.3% of our stores are leased. Our lease agreements are negotiated for specific terms ranging from five to 25 years and have mandatory renewal clauses, pursuant to applicable law.

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

As of December 31, 2023, approximately 28% of our products were distributed through our 11 distribution centers and warehouses located in the Southeast, Midwest, North and Northeast regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

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

We are dependent on credit card sales. For the years ended December 31, 2023, 2022 and 2021, 49%, 49% and 47%, respectively, of our net operating revenue was represented by sales in installments, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

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

We maintain a database of information about our employees, commercial partners, suppliers and customers. In Brazil, the General Data Protection Law No. 13,709/18, or LGPD, regulates the processing and limitation of personal data usage, the role of data processing agents, and created the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. Before the LGPD, the matter was protected by the Brazilian Federal Constitution, the Brazilian Consumer Protection Code (Law No. 8,708/90), the Brazilian Civil Rights Framework for the Internet (Law No. 12,965/14) and other Brazilian laws.

The LGPD establishes, among other things, a legal framework related to:

●	Recording activities related to personal data processing, commonly referred to as data mapping. This involves surveying and organizing information on how personal data is collected, stored, and utilized;

●	Identifying of risks associated with these activities;

●	Implementing measures to mitigate these risks;

●	Implementing measures to mitigate these risks; and

●	Implementing measures to mitigate these risks.

The ANPD has autonomy to establish rules, interact with public and private sectors and oversee the processing and use of personal data (whether through complaints or by deliberation). We must observe the LGPD in implementing security measures and processing of personal data (operations involving the collection, use, access, reproduction, processing, storage, and transfer of data that identify or make identifiable a particular person).

If we are not in compliance with the LGPD, we and our subsidiaries may be subject to penalties, separately or cumulatively, of a fine of up to 2% (two percent) of our, our group or our conglomerate revenue in Brazil considering our last fiscal year, excluding taxes, but up to the global amount of R$50 million per violation. Furthermore, we may be held responsible for material, moral, individual or collective damages caused by us and be held jointly and severally liable for such damages caused by our subsidiaries due to non-compliance with the obligations established by the LGPD.

As of February 19, 2024, the ANPD had inspected and penalized four institutions: one entity from the private sector received a fine of R$14,000.00 for non-compliance with ANPD directives, while three companies from the public sector were issued warnings and corrective measures for failing to implement security requirements and improper data usage.

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

Our sales depend on our effectiveness of advertising and marketing campaigns, which can impact our sales and profitability.

We allocate significant resources to advertising and marketing campaigns, primarily on television, which we believe is the most effective medium for reaching our target audience and promoting attractiveness to our sales channels. We may experience negative impacts on our sales and profitability or fail to achieve the desired brand appreciation if these campaigns do not to meet our expected goals and objectives.

Additionally, considering that a large portion of our campaigns are aired on television, our profitability may be impacted if there is an increase in the costs of this type of advertising. Furthermore, our sales may be adversely affected as we encounter challenges in identifying changes in consumer behavior and preferences.

We may not be able to provide sufficient volume and variety of products at competitive prices or properly manage our inventory, which could cause a material adverse effect on us.

Our business depends on our ability to offer a diverse range of products at competitive prices. In our sector, we may purchase products in large quantities that we may not be able to sell efficiently and profitably, or in insufficient quantities to meet consumer demand, resulting in stockouts or unavailability of relevant merchandise.

Furthermore, we may face challenges associated with excess inventory, necessitating substantial discounts on products with limited market acceptance. We cannot guarantee that we will continue to accurately identify consumer demand and capitalize on purchasing opportunities, which could have a material adverse effect on our business and financial results.

Moreover, maintaining excessive inventory in our stores poses risks of product obsolescence, expiration, and damage due to improper handling. We are also exposed to theft and pilferage of goods in our distribution centers or during transport to our stores. The materialization of any of these risks could have a material adverse effect on our business and financial results.

We do not have a controlling shareholder or control group, which may leave us susceptible to shareholders’ alliances, conflicts among shareholders and other events arising from the absence of a controlling shareholder or control group.

We do not have a controlling shareholder or control group, in fact or in law, and we have dispersed shareholding, which may make us more susceptible to the appearance of a new group of shareholders acting jointly that may exercise control and define our operations.

As such, we are susceptible to hostile takeover attempts and conflicts arising therefrom, and certain resolutions requiring a minimum quorum for installation or approval may have a lengthy approval process or may even not be approved at all, delaying our decision-making process. If a control group emerges and has decision-making power, we may experience sudden and unexpected changes in our corporate policies and strategies, including a possible replacement of directors. Any sudden or unexpected change in our management, business plan or strategic direction, any attempt to acquire control or any dispute among shareholders regarding their respective rights may adversely affect our business and results of operations.

In addition, in the event control over us is acquired by an investor or group of investors, certain of our debt obligations may be accelerated, which could materially and adversely affect our financial condition. For additional information about our indebtedness and the applicable covenants, see “Item 3. Key Information—D. Risk Factors— Risks Relating to our Industry and Us—Certain of our debt instruments contain covenants that could limit our ability to operate our business and have other adverse consequences” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness” in the 2022 Form 20-F, which is incorporated by reference in this prospectus supplement.

We were previously part of Casino’s economic group, which included other operational entities. We may be held jointly or severally liable in legal proceedings involving such entities.

Until June 2023, we were part of Casino’s economic group, alongside other operational entities. These entities are involved in legal proceedings as part of their normal business activities. If they are convicted, the outcome of such proceedings may impact us jointly or severally for actions or omissions that occurred during the period when we were under Casino’s common control. If we are held jointly or severally liable for such convictions, our operational and financial results and reputation may be adversely affected.

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

Similarly, an amount of R$1.5 billion related to a legal proceeding is identified as potential losses in note 17 of our audited financial statements included in this annual report and is guaranteed by CBD. This guarantee is a result of our previous corporate reorganization. In the event of adverse decisions, CBD may face challenges in reimbursing us, particularly in the case of economic distress.

In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” and note 17 to our audited financial statements included in this annual report for a description of our material litigation contingencies.

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

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. To maintain a good relationship with our customers, we must adequately train and manage our employees who are in a daily contact with our customers. We must also have a customer service team ready to efficiently and quickly solve problems and conflicts. The inability to manage or train our customer service team and our employees who are in a daily contact with our customers may compromise our ability to handle complaints effectively. If we do not effectively manage complaints, our reputation and business could be affected, as well as our customers’ confidence in us.

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

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, ethical and environmental matters, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs.

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

If we fail to comply with these regulations and laws or our partners are held accountable for such non-compliance, our image, reputation and consumers’ perception about our products could be damaged, which could adversely affect our net operating income, operating results, as well as the price of the Sendas common shares and the Sendas ADSs.

Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business.

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and beef products mainly from five suppliers. The products provided by these suppliers represented approximately 16.1% of our total sales for the year ended December 31, 2023. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. Despite a decrease in the unemployment rate in Brazil from 13.2% on December 31, 2021 to 9.3% on December 31, 2022 and 7.8% on December 31, 2023, such rate remained high. The high unemployment rate in Brazil, combined with relatively high interest rates (the basic interest rate in Brazil, the SELIC rate, reached 11.75% on December 31, 2023, as compared to 13.75% on December 31, 2022 and 9.25% on December 31, 2021) resulted in less credit availability to consumers in Brazil.

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

We are subject to the risk of ratings reassessments.

If our operational performance deteriorates or there is a decline in our cash generation, our ratings may be negatively impacted. Downgrades in our ratings could lead to increased cost in raising new funds, reducing our investment capacity, which could negatively affect our operational results, reputation and the value of our securities.

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

Compliance with legislation, as well as combating risks related to climate changes, requires continuous improvement of our environmental management practices and has to be incorporated into our expansion strategy, as well as the modernization of our equipment, cleaner energy sources and increased energy efficiency, with investments in tropicalized technologies and management of our service providers (national and regions) that reflect our current growth challenge.

We make use of refrigerated gases in the refrigeration systems in our stores. The maintenance required on the equipment and the replacement of gases results in emissions of gases that contribute to climate change. If we are questioned and eventually condemned as a result of such practices, we may be subject to sanctions, which may adversely affect our image and reputation.

In addition, when considering supply chain emissions, it is required extensive mapping and engagement regarding emissions calculation. We may be required to significantly increase our investments and costs in order to comply with such new standards and legislation, which may lead to significant disbursements for us.

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

Such factors are compounded by the overall health and growth of the Brazilian economy. Brazil’s gross domestic product, or GDP, increased by 2.9% in 2023, increased by 2.9% in 2022, increased by 4.6% in 2021 and decreased by 4.1% in 2020. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

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

The Brazilian economy has experienced a sharp downturn in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian government and the global decline in commodity prices. In addition, Brazil’s federal government has failed to implement significant and/or structural changes in Brazilian policy, tax structure, or regulation that could contribute to long-term growth in Brazil.

Furthermore, Luiz Inácio Lula da Silva was elected president in October 2022 for a four-year term beginning in 2023. After the results of the presidential election were announced, certain groups formed by extreme supporters of the defeated candidate organized public protests against the use of electronic ballot boxes and alleged certain electoral conspiracies. Any deterioration of the political environment in Brazil could affect the confidence of investors and the general public.

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

Changes in the Brazilian tax legislation, tax incentives, benefits, or different interpretations of Brazilian tax laws may adversely affect our operations.

Brazilian tax authorities frequently change tax regimes, potentially impacting us and influencing consumer demand for our products. These changes include adjustments in tax rates and the introduction of temporary or permanent taxes. Some of these changes may increase our tax burden, leading to higher prices for our products and restricting our ability to conduct business, which could adversely affect our profitability.

We cannot guarantee that we will be able to maintain our projected cash flow and profitability after an increase in taxes, or if tax incentives we benefit from are not maintained or renewed.

Furthermore, certain Brazilian tax laws may be subject to controversial interpretation. If the Brazilian tax authorities interpret such tax laws in a manner inconsistent with our interpretations, our operations could be materially impacted.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the Sendas common shares and the Sendas ADSs.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded deflation of (3.2)% in 2023, and inflation of 5.5% in 2022 and 17.8% in 2021. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 4.62% in 2023, 5.79% in 2022 and 10.06% in 2021, according to the IBGE.

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

During recent years there has been significant volatility in the official Brazilian base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate, set by the COPOM, which ranged from 14.25%, on December 31, 2015, to 2.00% as of December 31, 2020, and 11.75% as of December 31, 2023. Any future measures adopted by the Brazilian government, including reductions in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real appreciated against the U.S. dollar in comparison to 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar in comparison to 2022, reaching R$4.8413 per US$1.00 as of December 31, 2023. On March 29, 2024, the real/U.S. dollar exchange rate was R$4.9962 per US$1.00. There can be no assurance that the real will not depreciate against the U.S. dollar.

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

Global economic and political instability and geopolitical conflicts, such as the conflict between Russia and Ukraine and in the Gaza Strip, could adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflicts between Russia and Ukraine and in the Gaza Strip. While we do not have any customer or direct supplier relationships in a country with current military conflicts, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the geopolitical conflicts between nations and related economic sanctions and in the Gaza Strip. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

The ongoing military conflicts have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

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

Standard & Poor’s (“S&P”) downgraded Brazil’s credit rating from BB to BB-minus in January 2018 with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020. As a result of the COVID-19 pandemic, in 2020, 2021 and 2022, S&P maintained the country’s credit rating at BB- with a stable outlook. On December 19, 2023, S&P upgraded Brazil’s sovereign credit rating at BB with a stable outlook.

Moody’s maintained Brazil’s sovereign debt credit rating at Ba2 in April 2028, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in 2020, 2021 and 2022.

Fitch downgraded Brazil’s sovereign credit rating to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In 2020, 2021 and 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic. On December 15, 2023 Fitch upgraded Brazil’s sovereign credit rating at BB with a stable outlook.

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

The outbreak of communicable diseases around the world may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

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

These events could cause the temporary or permanent closure of some of our stores and/or distribution centers, our tenants’ stores, delay or affect our ability to distribute products to our stores and our consumers, including in online sales deliveries, reduce demand for the products we sell, increase their price and decrease our sales, which could have a material adverse effect on our business and results of operations.

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

The trading price of and demand for the Sendas common shares and the Sendas ADSs and the continued existence of a market and favorable price for the Sendas common shares and the Sendas ADSs will depend on a number of conditions, including:

●	the risk factors described in this annual report;

●	general social, economic and political conditions internationally and in Brazil, including fiscal and monetary policies to be adopted by the new government in Brazil, changes in interest and exchange rates and impacts on the global economy resulting from the ongoing military conflicts between Russia and Ukraine;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	our businesses, operations, results and prospects;

●	future mergers and strategic alliances;

●	market conditions in the Brazilian cash and carry industry;

●	changes in government regulation, taxes, legal proceedings or other developments;

●	shortfalls in our operating results from levels forecasted by securities analysts;

●	investor sentiment toward the stock of companies in our industry in general;

●	announcements concerning us or our competitors;

●	maintenance of acceptable credit ratings or credit quality; and

●	the general state of the securities markets.

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

The market price of the Sendas common shares and the Sendas ADSs could decline significantly as a result of sales (or anticipated sales) of a large number of shares of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE. The perception that these sales might occur could depress the market price of the Sendas common shares or the Sendas ADSs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD became shareholders of Sendas.

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

According to our bylaws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under the Brazilian Corporate Law. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by the Brazilian Corporate Law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition. For further information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and “Item 10. Additional Information—B. Bylaws—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

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

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from the disposition of property that gives rise to such income and of commodities. Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2023. However, there can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

History

We were founded in 1974, with the opening of the first Assaí Atacadista store, a wholesaler with a focus on supplying small businesses. In 2007, we were partially acquired by CBD, which was controlled by the Casino Group. In 2011, we became a wholly-owned subsidiary of CBD. Prior to CBD’s acquisition of us in 2007, we operated exclusively in the state of São Paulo. Following CBD’s acquisition, we began to expand geographically within Brazil. By the end of 2008, we expanded our operations to 28 stores in the states of São Paulo, Rio de Janeiro and Ceará, and by the end of 2011, we operated 59 stores in the states of São Paulo, Rio de Janeiro, Ceará, Tocantins, Pernambuco, Goiás and Federal District.

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

In 2019, we acquired 96.57% of the shares of Éxito, a food retailer operating in Colombia, Uruguay and Argentina, through the settlement of a cash tender offer for any and all of the outstanding shares of Éxito conducted through the Colombian Securities Exchange. We refer to this acquisition as the “Éxito Acquisition.” At the time of the Éxito Acquisition, Éxito was a publicly-held company located in Colombia, with Casino as its controlling shareholder. Casino tendered all of its shares of Éxito (representing a 55.3% equity interest in Éxito) to us in the public tender offer. The total purchase price for the shares of Éxito in the tender offer was 7,780.6 billion Colombian pesos, equivalent to approximately R$9.5 billion at the time of the acquisition. As a result of the Éxito Acquisition, we began to carry out retail operations in Colombia, Uruguay and Argentina.

Corporate Reorganization and Spin-Off

On December 31, 2020, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s food retail businesses in Colombia, Uruguay and Argentina, to CBD. As a result of this corporate reorganization, our primary focus is our cash and carry business.

On March 3, 2021, CBD completed the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares were distributed to holders of CBD common shares, including the depositary for the CBD ADS program, on a pro rata basis for no consideration. The Sendas ADSs were distributed to holders of CBD ADSs on March 5, 2021. The Sendas common shares began to trade on the B3 under the ticker symbol “ASAI3”. The Sendas ADSs began to trade on a “regular way” basis on the NYSE under the ticker symbol “ASAI” on March 8, 2021.

In connection with the Spin-Off, we entered into a Separation Agreement with CBD on December 14, 2020, as amended on June 30, 2021 and June 30, 2022, to effect our separation from CBD, which we refer to as the “Separation,” and provide a framework for our relationship with CBD following the Separation and the Spin-Off. The Separation Agreement provided, among other matters, that all agreements, arrangements, commitments and understandings with third parties that contemplate both CBD and us as parties, beneficiaries, guarantors and/or in any way create an obligation to both CBD and us, were to be terminated as soon as practically feasible after the completion of the Spin-Off. Although a majority of the obligations contemplated by the Separation Agreement have been fulfilled by us and CBD and a substantial part of the guarantees has already been released, a portion of the guarantees we provided to third parties in connection with CBD’s lease obligations, as well as a portion of the guarantees CBD provided to third parties in connection with our lease obligations are still in the process of being released and Assai has not incurred in any claims or losses in connection with such lease guarantee obligations. As a result of such guaranteed obligations, the party whose obligations are guaranteed must pay a remuneration to the guarantor on a quarterly basis corresponding to the unreleased guarantees and indemnify the guarantor for any amounts due in connection with the underlying obligations. The Separation Agreement is governed by the laws of Brazil. A copy of the Separation Agreement, including amendments, has been filed as an exhibit to this annual report.

Sale and Leaseback Transaction

On July 19, 2021, we entered into an agreement with a fund managed by TRX Gestora de Recursos Ltda. for the sale, development and leaseback of five real properties located in the States of São Paulo, Rio de Janeiro and Rondônia, or the Sale and Leaseback Transaction, including one built property and four plots of land on which Assaí stores will be built.

In December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondônia in the total amount of R$192 million, or 52.7% of the expected total sale amount of the five properties. We subsequently entered into 20-year renewable lease agreements with respect to these properties. In December 2022, we completed the remaining sale of two properties located in the States of Minas Gerais and Rio de Janeiro in the total amount of R$165 million. We subsequently entered into 20-year renewable lease agreements with respect to these properties.

Stock Split

On August 11, 2021, our shareholders approved a one-to-five stock split of Sendas common shares, or the Stock Split. Immediately following the Stock Split, our total number of issued and outstanding Sendas common shares became 1,346,499,295 common shares, and our total authorized capital stock increased to 2,000,000,000 common shares.

The purpose of the Stock Split was to increase the liquidity of the Company’s common shares on the B3, considering that a larger number of outstanding common shares potentially generates an increase in business, as well as to enable an adjustment in the Company’s stock price, making the price per common share more attractive and accessible to a larger number of investors.

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

Digital Partnerships

In 2021, we began our digital expansion through partnerships with third party applications with the aim to bring more convenience to our customers. In September 2021, we entered into a partnership with Cornershop by Uber in more than 25 cities throughout Brazil, and in February 2022, we began a pilot program with the delivery service Rappi to sell our products through the Rappi website and app in six cities in the State of São Paulo. As a result of these partnership, our customers are able to digitally shop for the main items from our product catalogue. Delivery drivers then select, separate and deliver items identified by the users. As of the date of this annual report, our digital partnerships with Cornershop and Rappi are available in 61 cities in 17 states in Brazil.

Extra Transaction

In line with our expansion plan, on October 14, 2021, our board of directors approved a transaction involving the assignment and conversion of up to 70 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. We refer to this transaction as the “Extra Transaction.”

The Extra Hiper stores were located on 17 properties owned by and 53 properties leased by CBD (of which 28 were leased from the Península fund). To the extent the assigned stores were located on properties leased from third parties, CBD also assigned the respective lease agreements to Sendas. On December 16, 2021, as amended on February 24, 2022, we entered into a definitive agreement with CBD governing the terms of the Extra Transaction. At the time of the agreement, the total estimated price of the transaction was nearly R$4.0 billion, payable by Sendas to CBD in installments between December 2021 and January 2024, adjusted by CDI + 1.2% per year, which may also involve the acquisition by Sendas of some store equipment.

On August 17, 2022, Sendas and CBD approved the conclusion of credit assignment agreements with a financial institution, in anticipation of the installments between 2023 and 2024 due by Sendas to CBD. On December 23, 2022, Sendas and CBD approved the postponement of the installment that would be paid on December 29, 2022, to CBD in the amount of R$956 million to October 23, 2023. This postponement occurred for operational reasons, as the payment schedule of the installment to CBD considered the delivery of stores on certain dates and compliance with certain preconditions, such as obtaining consent from property owners and demobilization of stores by CBD. For this installment, a new credit assignment agreement with a financial institution was entered into by CBD and with our consent. Sendas, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and, in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with CBD, maintaining the characteristic of the terms, and the payments of the installments will be made directly by Sendas to the financial institution, maintaining the same due dates and interest previously agreed with CBD. Therefore, Sendas concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points, reducing the total price of the transaction by R$45 million. The Extra Transaction closed with a total of 66 commercial points, and the total price of the transaction was R$3.9 billion. In 2022, 47 commercial points were converted into Assaí stores, while 17 were converted in 2023.

Additionally, in the context of the Extra Transaction, CBD and the real estate fund Barzel Retail Fundo de Investimento Imobiliário, or the Real Estate Fund, entered into a memorandum of understanding, with Sendas as guarantor, for the sale of up to 17 properties owned by CBD to the Real Estate Fund, for a total sale price of R$1.2 billion. We guaranteed the Real Estate Fund’s payment obligations to CBD and agreed to purchase up to 17 properties should the Real Estate Fund not be able to fulfill its obligations. On February 25, 2022, we entered into definitive agreements with the Real Estate Fund for the sale of up to 17 properties owned by CBD to the Real Estate Fund and subsequent lease of such properties for an initial term of 25 years, renewable for an additional 15 years. The closing of the agreements with the Real Estate Fund was subject to antitrust approval. On April 13, 2022, the Brazilian antitrust authority (Superintendência-Geral do Conselho Administrativo de Defesa Econômica - CADE) approved the sale of the 17 properties to the Real Estate Fund. Of the 17 properties that were recorded under “Assets held for sale,” 16 properties were sold to the Real Estate Fund in 2022 and the remaining property was sold to the Real Estate Fund on July 11, 2023.

Our management believes that the Extra Transaction allowed us to accelerate our expansion through the conversion of stores in dense regions without significant overlap with our existing operations.

Casino Group Shareholding Interest

On December 2, 2022, Wilkes Participações S.A., Géant International B.V., and Helicco Participações Ltda., indirect subsidiaries of Casino, completed the sale of an aggregate of 140,800,000 our common shares, including 400,000 ADSs, through a global offering. Subsequently, the Casino Group’s ownership in our common shares decreased from 41.0% to 30.5%.

On March 21, 2023, Wilkes Participações S.A. concluded the sale of an aggregate of 254,000,000 our common shares, including 2,340,957 ADSs, in a second global offering with both international and concurrent public offerings with restricted selling efforts in Brazil. Following this transaction, the Casino Group’s ownership stake in our common shares decreased from 30.5% to 11.7%.

Additionally, on June 23, 2023, Wilkes Participações S.A., Géant International B.V., and Segisor S.A.S. finalized the sale of 157,582,580 our common shares, representing 11.67% of its share capital, through a block trade operation. This led to the Casino Group’s ownership stake decreasing to less than 0.01%, and currently, we do not have a controlling shareholder or control group.

Election of New Board of Directors and Corporate Transformation

Following the divestiture of our common shares by the Casino Group in March 2023, we became a non-controlled corporation, marking a transformation in our governance structure. On April 27, 2023, we appointed a new board of directors, consisting of a majority independent members. For more information about the members of our board of directors and our corporate governance, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Capital Increases due to Exercise of Stock Options

In 2023, our board of directors approved issuances of new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans (as detailed under “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation”). The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares. Our board of directors approved the issuances as follows:

●	on February 15, 2023, our board of directors approved the issuance of 59,870 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,349,225,264 common shares and our total capital stock by R$0.7 million, from R$1,263.2 million to R$1,263.9 million;

●	on March 28, 2023, our board of directors approved the issuance of 1,031,232 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,350,256,496 common shares and our total capital stock by R$1.1 million, from R$1,263.9 million to R$1,265.0 million;

●	on August 18, 2023, our board of directors approved the issuance of 1,207,046 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,351,463,542 common shares and our total capital stock by R$3.9 million, from R$1,265.0 million to R$1,268.9 million;

●	on October 30, 2023, our board of directors approved the issuance of 213,458 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,351,677,000 common shares and our total capital stock by R$1.6 million, from R$1,268.9 million to R$1,270.5 million; and

●	on December 8, 2023, our board of directors approved the issuance of 156,200 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,351,833,200 common shares and our total capital stock by R$1.2 million, from R$1,270.5 million to R$1,271.7 million.

Recent Developments

Management Changes

On March 13, 2024, our board of directors announced the resignation of Mrs. Daniela Sabbag as our chief financial officer and appointment of Mr. Vitor Fagá de Almeida as our vice-president of finance and investor relations with a term of office until the first meeting of our board of directors following the annual shareholder’s meeting to be held in 2026. In addition, Mrs. Gabrielle Helú remains in the position of Investor Relations Officer, which ceases to be a statutory position.

Ninth Issuance of Debentures

On March 28, 2024, we concluded our ninth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$500.0 million, for distribution in Brazil to professional investors in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. These debentures accrue interest at a rate of CDI + 1.25% per annum, payable semi-annually through maturity in March 2029. The principal amount of the debentures will be paid in two equal installments, one in March 2028 and one at maturity.

Proposed Changes to Management Compensation Structure

In connection with our transformation into a non-controlled corporation (see “—Election of New Board of Directors and Corporate Transformation” above), we have reviewed our management compensation structure to better align with the interests of our investors. The purpose of the new compensation model is to retain and motivate executives, rewarding the achievement of our performance goals aimed at creating value. To that end, our management has proposed a new compensation model that will be voted at our ordinary and extraordinary general shareholders’ meetings to be held on April 26, 2024. Highlights of the proposed changes to our management compensation structure include:

●	Short-term incentives (STI) - inclusion of a cut-off of 80% of the pre-IFRS 16 EBITDA target as a condition for the Profit Sharing Plan (PSP) to be triggered.

●	Long-term incentives (LTI) – creation of a new long-term incentive plan via stock grants (Standard LTI) to replace the existing LTI programs, as follows: 20% in restricted stock (based on retention) and 80% in performance shares, with new performance metrics, including operating cash flows, ROIC and ESG metrics. For the CEO, 30% of his grant (restricted shares) will vest over 5 years, with partial releases of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year; the remaining 70% (performance shares) will vest in a single cliff over 5 years. For the other officers, a single vesting (cliff) of 3 years.

●	Executive Partner Program - creation of a one-off grant of share rights for our CEO and Vice-Presidents of core areas (Operations and Commercial & Logistics), with a vesting period of seven years, complemented by a subsequent three-year lock-up, totaling a complete ten-year cycle of engagement and commitment. Total grants are limited to up to 2% of our capital stock and consists of: 20% in restricted stock (retention) and 80% in performance shares. The final determination of the performance shares granted will depend on the degree of achievement of the Earnings per Share (EPS) target, adjusted by the Brazilian Consumer Price Index (IPCA), considering a minimum EPS growth target of IPCA + 20% per annum.

●	Stock Ownership Guidelines - the proposed Stock Ownership Guidelines stipulate that the CEO should hold shares in an amount equivalent to five times his annual fixed compensation and the other statutory officers should hold shares in an amount equivalent to three times their respective annual fixed compensation. In all cases, the CEO and statutory executive officers will have a period of up to five years to achieve the goals and target number of shares. Despite this deadline, the CEO currently has a number of shares that satisfy the policy’s requirement for his position.

Capital Expenditures and Investment Plan

Our investments since January 1, 2021 have included:

Opening of new stores – From January 1, 2021 to December 31, 2023, we organically opened or converted 115 Assaí stores in Brazil. For more information about our stores, see “—B. Business Overview—Sales Channels—Our Stores.”

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

Extra Transaction – In 2021, in line with our expansion plan, we entered into an agreement with CBD for the assignment and conversion of 66 commercial points operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner. As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points. For more information, see “—History—Extra Transaction.”

In addition, in July 2021, we entered into an agreement with a fund managed by TRX Gestora de Recursos Ltda. for the sale and leaseback of five real properties located in the States of São Paulo, Rio de Janeiro and Rondônia. By December 2021, we completed the sale of three such properties located in the States of São Paulo and Rondônia in the total amount of R$192 million, and by December 2022, we completed the remaining sale of two properties located in the States of Minas Gerais and Rio de Janeiro in the total amount of R$165 million. We subsequently entered into long-term lease agreements with respect to these properties. For more information, see “—History—Sale and Leaseback Transaction.”

In 2023, R$2,609 million was paid for the acquisition of 66 Extra Hiper commercial points, currently being converted to Assaí. In 2023, we invested R$2,705 million in our operations, a decrease of 50.8% compared to R$5,496 million in 2022. This decrease was principally due to the reduction in the pace of expansion from 60 stores we opened in 2022 versus 27 stores opened in 2023, mostly explained by the conclusion of the majority of conversions from the acquired hypermarkets into Assaí stores. The 27 stores we opened in 2023 reinforced our confidence in the execution of our business strategy.

Our gross capital expenditures and investment plan for 2024 aims at building new units, renovating existing stores, improving logistics and technology, as well as other projects aimed at improving the shopping experience.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)

Opening of new stores	1,999	4,206	2,064
Renovation of existing stores	291	263	228
Information technology	130	163	94
Distribution facilities and other	28	89	65
Non-cash effects:
Financing assets	257	775	38
Total investments	2,705	5,496	2,489
Acquisition of commercial points - Extra Híper	95	3,130	798
Total investments (including acquisition of commercial points)	2,800	8,626	3,287

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

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

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

B. Business Overview

Overview

According to ABAAS, we were the largest pure cash and carry player in Brazil in terms of consolidated gross revenue in the year ended December 31, 2022 and the second largest retailer in Brazil. In 2023, we were recognized as the food company with the greatest presence in Brazilian households, found in one out of every four homes, an unprecedented achievement in the cash and carry sector. We were the most remembered brand in the sector in the Top of Mind award by Folha de S. Paulo and in the Marcas Mais award by Estadão in 2023. In addition, we were ranked as the 24th largest company in Brazil in 2023 according to the Exame magazine and recognized as one of the most valuable brands in Brazil, reaching the 13th place in the Brazil 100 ranking published by Brand Finance in 2023. Furthermore, we are the only food retail company recognized for the second consecutive year among companies with more than 10,000 employees for its safe and welcoming environment, respecting diversity, recognizing, developing and offering growth opportunities, according to Great Place to Work (GPTW).

We serve as an economic center for the regions in which we operate. Our cash and carry operations involve sales of more than 9,000 items of grocery, food, perishable, beverage, wrapping and hygiene products, among others. In addition, our stores offer ample parking, air-conditioned, well-lit environments and more than 200 stores have butcher services.

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

Selected Operating Data

	As of and for the year ended December 31,
	2023	2023	2022	2021
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(2)	77,370	77,370	73,898	55,979
Number of stores at period end	288	288	263	212
Total square meters of selling area at period end(3) (in thousand square meters)	1,455,641	1,455,641	1,306,724	963,784
Net operating revenue (in millions of R$ or US$, as the case may be)	13,737	66,503	54,520	41,898
Net operating revenue per employee(4)	177,543	859,540	737,774	748,459
Average ticket amount	47	229	233	220
Average number of tickets per month (in millions)	24.2	24.2	19.5	15.9

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$4.8413 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2023, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as a representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022 and 2023, the number excludes interns and underage apprentices.
(3)	Sum of the selling area of each store at period end.
(4)	Calculated using the average of square meters of selling area on the last day of each month in the period.

Principal Markets

We generate all of our operating revenue in Brazil.

Sales Channels

Our Stores

As of March 29, 2024, we operated a total of 292 stores under the Assaí banner in Brazil.

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

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 288 stores we operated as of December 31, 2023, 29 stores ranged from 1,000 to 3,000 square meters of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 98 stores ranged from 3,000 to 5,000 square meters of selling area, a format we believe is best suited to big families in urban centers; and 161 stores ranged from 5,000 to 9,000 square meters of selling area, a format we believe is best suited for bulk purchases.

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

	For the year ended December 31,
	2023	2022	2021	2020	2019	2018

Same store gross sales	1.5%	10.3%	4.8%	14.1%	6.3%	8.3%

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

	For the year ended December 31,
	2023	2022	2021	2020	2019	2018
	(in R$ thousands)
Average monthly gross revenue per square meter	4.5	4.7	4.5	4.4	4.1	4.0

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2020	184
During 2021:
Opened	24
Closed	—
Converted	4
As of December 31, 2021	212
During 2022:
Opened	13
Closed	(4)
Converted	42
As of December 31, 2022	263
During 2023:
Opened	10
Closed	(2)
Converted	17
As of December 31, 2023	288

The following table sets forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Certain Operational Metrics.”

	As of December 31,
	2023	2022	2021
Number of Stores	288	263	212
Total Selling Area(1) (in thousand square meters)	1,456	1,307	964
Average Selling Area per Store(2) (in square meters)	5,054	4,969	4,546
Total Number of Employees(3)	77,370	73,898	55,979

(1)	Sum of the selling area of each store at period end.
(2)	Total selling area at period end divided by total number of stores at period end.
(3)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022 and 2023, the number excludes interns and underage apprentices.

Geographic Distribution of Stores

Our stores are located throughout 24 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 57.4%, 55.7% and 56.6% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 42.6%, 44.3% and 43.4% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of December 31,
	2023	2022	2021
North	17	17	14
Midwest	27	25	21
Southeast	152	138	113
Northeast	82	74	57
South	10	9	7
Total	288	263	212

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 9.9%, 9.6% and 9.4% of our total sales for the years ended December 31, 2023, 2022 and 2021, respectively.

Credit Sales

For the years ended December 31, 2023, 2022 and 2021, 49%, 49% and 47%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 39%, 39% and 36% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 4.2%, 4.4% and 4.5% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years, and as of December 31, 2023, 2022 and 2021, FIC had a portfolio of 3.2 million, 3.7 million and 3.5 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of December 31, 2023, approximately 2.7 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in thousands)
Number of accounts	2,721	2,273	1,785

We and CBD each hold 50% of Bellamar, a holding company the only asset of which is an investment in 35.76% of the shares of FIC. Itaú Unibanco and Casas Bahia hold 50% and 14.24%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

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

We had approximately 290 million customers as of December 31, 2023, an increase of 24.1% from December 31, 2021.

The table below sets forth our total number of customers as of the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions)
Total number of customers	289.9	233.7	190.4

As of December 31, 2023, approximately 49% of our customers were classified as Class C, 37% as Class A and Class B and 14% as Class D and Class E. For more information about the different income level classifications of Brazilian households, see “—Industry.”

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

For the years ended December 31, 2023, 2022 and 2021, we spent R$339.0 million, R$265.0 million and R$182.0 million, respectively, on advertising.

Suppliers

Aside from a few categories of products, as beverage and meat which we procure mainly from five suppliers, our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 34% of their volume supplied by distribution centers. As of December 31, 2023, approximately 72% of our total product volume was supplied directly while 28% of our total product volume was supplied by our 11 distribution centers located in eight Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 252,309 square meters as of December 31, 2023.

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

Information Technology

We invested R$130.0 million, R$163.0 million and R$94.0 million in information technology in the years ended December 31, 2023, 2022 and 2021, respectively, in connection with our operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

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

As of December 31, 2023, we had 125 trademarks duly registered with INPI, including our trademark (Assaí), and 19 trademarks in the process of being registered. We did not have any registered patents as of December 31, 2023.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

According to the Nielsen, a consulting firm specializing in audience measurement, data, and analysis, 73.0% of Brazilian homes made at least one purchase from cash and carry stores in 2023, and the sales in the segment reported an increase of 15.1% in 2023, as compared to 2022. The market share of cash and carry stores improved by 10.6% in comparison to January 2020, mainly due to the macroeconomic context and the strong expansion throughout the last five years, a period when 884 cash and carry stores were opened. The segment has a high number of small players in Brazil, and thus, still offers plenty of growth opportunity. In terms of relevance, the cash and carry segment represented in December 2023 only 24.0% of the Brazilian monthly purchases in the retail food industry (considering others such as beverage distributors and small grocery stores and super and hypermarkets that do not belong to large groups), while other small players such as small grocery stores and super and hypermarket that do not belong to large groups represents 58.0%.

The chart below sets forth importance of the cash and carry segment in monthly purchases in the retail food industry in December 2023:

Cash & Carry Relevance in Monthly Purchases

(Dec/2023)

Source: NielsenIQ – December 2023

(1)	Beverage distributors and small grocery stores and super and hypermarkets that do not belong to large groups.

In addition, the market share of the cash and carry segment relative to total sales from the retail food industry reached 48.3% in December 2023, according to the Nielsen. The market share for this segment has increased 10.6 percentage points since January 2020 (only considering chains that report to Nielsen).

The chart below sets forth growth of the cash and carry segment in the last 48 months, only considering brands that report to Nielsen:

Market Share Growth by Segment since January 2020

(Dec/2023)

Source: NielsenIQ – December 2023

The cash and carry segment has been strengthening over the past few years in Brazil, with growth year after year. Such development has been achieved through major investments made by existing networks, as well as by the transformation of supermarkets and hypermarkets into wholesale stores.

According to the ABAAS, the Brazilian retail food industry represented approximately 7.0% of Brazil’s GDP in 2022, and the food retail industry in Brazil recorded gross revenues of approximately R$695.7 billion in 2022, representing a 13.8% increase compared to approximately R$611.2 billion in 2021.

In addition, according to the ABAAS, there are more than two thousand cash and carry stores in operation in Brazil. The segment reported total sales of R$239.0 billion in 2022 and accounted for 2.4% of the Brazilian GDP.

According to the CENSO IBGE survey of 2022, the total population of Brazil was approximately 203 million in December 2023, representing a 6.5% growth since December 2010. Also, according to the CENSO IBGE survey of 2022, 61% of the population lives in urban areas (where most of our operations are located). Our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.

According to the CENSO IBGE survey of 2022, in 2022, the city of São Paulo had an estimated population of 11.5 million and the city of Rio de Janeiro had an estimated population of 6.2 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 44 million, representing 21.8% of the Brazilian population and is our largest consumer market, with 104 stores as of December 31, 2023. The state of Rio de Janeiro is our second largest consumer market, with 39 stores as of December 31, 2023.

As of December 31, 2023, family consumption in Brazil increased 3.1% while the country’s GDP increased 2.9%. This GDP increase was mainly due to growth in the services segment, which represents more than 70% the country’s GDP.

The following table sets forth the different income levels of Brazilian households, according to the 2022 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2022, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	21,826
B1	10,361
B2	5,755
C1	3,276
C2	1,965
D/E	900

As of December 31, 2023, approximately 49% of our customers were classified as Class C, 37% as Class A and Class B and 14% as Class D and Class E.

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

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 6.97% from R$1,320.0 in January 2023 to R$1,412.0 in January 2024.

As set forth in the chart below, we are the second largest company in terms of total gross revenue in 2023, when compared with the main competitors in the Brazilian retail market.

Retail Ranking

Gross Operating Revenue

for the year ended December 31, 2023

(in R$ billions)

Sources: Companies’ public information.

(1)	Excludes CBD the operations of Grupo Éxito.

The chart below sets forth the food retail ranking in terms of gross revenue in 2023:

Food Retail Ranking

Gross Operating Revenue

for the year ended December 31, 2023

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

Our main competitors are Atacadão, Grupo Mateus, Maxxi, Fort, Tenda and Roldão, as well as various regional players.

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

Due to the capillarity and scope of operations, our responsibility is even greater. Therefore, our strategy is based on driving prosperity for all people through responsible, transparent operations and lower environmental impact. All these aspects are part of a joint action with our different constituencies, through an ethical and transparent relationship.

ESG Indices and Recognitions

In January 2023, we were included, for the first time, in B3’s Corporate Sustainability Index (ISE), which brings together companies with management processes committed to corporate sustainability practices. Maintaining the consistency of our strategy, we remained listed in the portfolio in 2024.

In 2023, we also became part of IDIVERSA B3, the first index in Latin America focused on diversity, launched in August 2023, racking public traded companies that stand out for their indicators elated to gender and racial inclusion.

Still in 2023, we joined a 16 Brazilian Companies Group that belong to the Bloomberg Gender Equality Index (GEI), which aims to measure the performance of gender issues in public traded companies based on five pillars: leadership and talent pipeline, equal pay and pay parity between men and women, inclusive culture, anti-sexual harassment policies and external branding.

In 2023, we achieved the Women On Board seal, attending a requirement for two women joining our board of directors.

We received the Age-Friendly Employer (CAFE) Certificate granted in Brazil by Maturi, official representative of the Age Friendly Institute program, which certifies companies committed to inclusion of professionals aged 50 or over.

We became part of B3’s Carbon Efficient Index (ICO2), which attests our commitment to transparency by disclosing carbon emissions and preparing companies for a low-carbon economy.

We received the Great Place to Work (GPTW) seal, already renewed for 2024. With the certification obtained by Great Place to Work (GPTW), in 2023 we were included in the IGPTW B3 index – that brings together all companies that were certified by GPTW and have assets traded on B3, the Brazilian stock exchange. In addition to expanding our visibility and credibility in the market, we further strength our employer brand.

We advanced in the evaluation of the CDP Climate Change, the largest global initiative for reporting climate risks. We improved our rating from C in 2021 to B in 2022 and maintained our consistency in 2023.

Sustainability Strategy

At the end of 2023, we updated our Sustainability Strategy. The process was supported by a specialized consultancy and had the collaboration of a multidisciplinary team from our different hierarchical levels, including our board of directors and our executive board.

As a result, we have structured our sustainability strategy around the following purpose:

“Drive prosperity for all people with responsible, transparent operations and lower environmental impact” and which unfolds into the following pillars:

Efficient operations:

●	Climate change: improvement of refrigeration technologies and energy efficiency

●	Waste management and circular economy

●	Responsible supply chain: working conditions and impacts on biodiversity

People and Community Development:

●	Qualification and training

●	Diversity, inclusion and combating discrimination

●	Assaí Institute: local development, through entrepreneurship, food security and sports

●	Combating food wastage

●	Strengthening small entrepreneurs

●	People and Community Development

Ethical and Transparent Management:

●	Ethics and Governance

●	Personal data privacy and protection

Efficient operations:

●	Climate change: improvement of refrigeration technologies and energy efficiency

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

Our environmental management has as its main axis the fight against climate change, which is why we have targets for reducing carbon dioxide emissions by 38% (scopes 1 and 2) in our operations by 2030 in relation to our total emissions in 2015. These commitments are linked to the variable remuneration of all eligible leadership positions, which includes our CEO and other executive officers, in addition to the positions of consultants, coordinators and managers in our distribution centers and headquarters.

In line with our goals, 98% of our consumption energy was from renewable energy, including all store openings. As a complement to this strategy, we purchased I-REC (International Renewable Energy Certificate) which certifies part of the renewable energy consumed in our operations.

We have also invested in solar plants for the self-generation of distributed energy, taking advantage of areas (large store roofs) that are available but not useful for business, increasing our independence from local energy suppliers. There is a total of seven photovoltaic power plants in operation. We have also invested in the structures of the new stores, which feature eco-efficiency items such as electric vehicles charging stations and 100% of our stores operating with LED lighting, in addition to devices that save water and electricity.

Refrigerant gases have been replaced by other of lower global warming potential. In 2023, we reduced 25% of R-22 consumption in our stores, compared to 2021, which involves replacing (retrofit) old refrigeration systems with chillers that do not operate with R-22. This has allowed us lowering energy consumption due to thermal energy storage and better display of goods.

Waste Management and Circular Economy

We are committed to reducing the environmental impacts generated by waste. In 2023, 44% of our waste was reused and stopped being sent to landfills, which allowed reductions in gas emissions, such as methane, around 50,156 tons of CO2e, the result of internal negotiations that allowed the expansion of programs aligned with the accelerated pace of company growth.

Composting has been fundamental to achieving this goal. In 2023, we reached a total of 2,419 tons destined for composting, an increase of 50% compared to the 1,613 tons recorded in 2022. The number of stores that participated in this initiative reached 71.

We have been looking for other ways to optimize organic waste and, for this purpose, we developed a pilot project in 2023 using three different technologies in Bahia, Paraiba and São Paulo. Each pilot action had a context related to technologies and business models, which includes: composting and biodigestion, circular economy models (which includes the use of the compost generated in for small-scale, commercial and agricultural systems or for subsistence). The results of the pilot projects are driving our plans to achieve zero landfills in the future.

Better waste management has also contributed to other benefits, such as combating waste. Through the Destino Certo Program, we donated to partner institutions 2.3 thousand tons of perishable fruits, vegetables and greens not suitable for sale, but suitable for consumption, which is 32% more than in 2022. In all, 262 of our stores participated in this project throughout the year.

We have also worked to make use of waste from our value chain, to engage customers with the recycling. By December 2023, we had 41 active recycling stations in our stores, which, compared to 2022, represent an increase of 14%. The amount collected also shows a significant improvement of 33% — among paper, cardboard, plastic, metals in general, glass, long life boxes, electronics and used vegetable oil. In addition, we offer recycling bins to specific waste, such as light bulbs and batteries.

Responsible Supply Chain: Working Conditions and Biodiversity Impacts

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

In 2023, we continued to carry out social audits of working conditions at our suppliers of Exclusive Brands and imported products whose production is in more critical countries, in accordance with the Compliance and Sustainability Initiative (ICS) protocol.

This protocol provides for visits to factories and analysis of documents, in addition to conducting anonymous interviews with employees on topics such as forced labor, human trafficking and immigrant workers, child labor, freedom of association, right to collective bargaining, discrimination, occupational health and safety, abuse and harassment, wages and benefits, hours worked and overtime. Each audit issues a report with the score obtained by the supplier, which determines whether or not it is able to establish a commercial relationship with Assaí.

In 2023, two maintenance audits were carried out at the factories of our national exclusive brand suppliers. We ended the year with 94% of exclusive brand suppliers with valid ICS audits. Also that year, we carried out eight ICS audits of fruit and vegetable (FLV) suppliers.

During 2023, two maintenance audits were carried out at international supplier factories located in socially vulnerable countries. We blocked three suppliers, ending 2023 with 100% of suppliers complying with our guidelines for monitoring working conditions, reaching the target established as a commitment.

Our Socio-Environmental Beef Purchasing Policy, published in 2016 and updated in 2022, establishes that all slaughterhouses and processors must fully comply with the document’s guidelines to remain Assaí suppliers. This requirement guaranteed the commitment of 100% of eligible suppliers in 2023.

People and Community Development

At Assaí, career management is carried out throughout the employee’s journey, from the candidate’s first contact with Assaí. We use a system that manages our career management model – Avance, generating autonomy for managers and a structured method that includes skills assessment, performance mapping, adherence to culture, career conversation, as well as career committees, and individualized development plans for leaders and specialists.

Qualification and Training

Since 2013, we have invested in a structured model of corporate education, Assaí University. It was created with the purpose of disseminating knowledge about our business model – Self-Service Wholesale and preparing our people for the challenges of growth and expansion of our business, all through various development programs and online and in-person courses.

Every day more, Assaí University has been seeking innovations aligned with the trends in the evolution of organizational learning and also digital transformation in education, always seeking to stay up to date with new ways and models of training and developing our more than 80,000 employees. Currently, Assaí University offers more than 79 training programs and around 36,000 courses, covered in five learning schools, available for different hierarchical levels and business areas.

In 2023, Assaí University also made strides in multichannel approaches to facilitate employee learning, providing content through digital platforms, an app, WebApp, and kiosks at physical locations. Additionally, it utilizes ZapUA, an educational channel featuring the Intelligent Learning Multiplicator, Maia, a humanized robot that delivers personalized content and encourages pursuit of training.

Health and Safety

We believe that health and safety are non-negotiable and require an attentive, integrated approach that reflects Care for Our People.

Our Occupational Health and Safety Policy is aligned with the objectives and processes of SESMT (Specialized Service in Safety and Occupational Medicine). With the increase in the number of employees, we now have 11 healthcare clinics throughout Brazil. Each unit has an occupational physician and a nursing technician for occupational medical care.

In 2023, we launched VIVA+ Assaí - Health and Safety, a program composed of initiatives in the areas of health, medicine, security, benefits, and social services, which also supports employees on leave and provides social services.

In order to boost an organizational culture for workplace safety annually, we carry out MÊSPAT - Occupational Accident Prevention Month, a robust month-long program focused on the effectiveness of protocols and internal communication about safety.

In 2023, we held the 5th edition of MÊSPAT, covering 100% of our stores and DCs. MÊSPAT’s programming went deeper into four specific fronts, distributed in: Correct Use of PPE; Safety in Machines and Equipment; Occupational Safety in Butchers and Ergonomics in Material Handling.

Diversity, inclusion and combating discrimination

Each year, we reinforce our focus on diversity, inclusion, and respect for human rights through a strategic agenda aimed at promoting inclusion, respecting and valuing diversity, and combating all forms of violence and discrimination internally and throughout our value chain.

We work with five priority themes, ensuring the rights, respect, appreciation, and equity of all:

●	Racial Equity;

●	Respect for LGBTQIA+ Rights;

●	Gender Equity;

●	Inclusion and Development of People with Disabilities;

●	Age Diversity.

In 2023, we reinforced our diversity and inclusion actions and programs, including affirmative actions, training sessions, dialogues, and compliance with internal laws and regulations, achieving the following results:

●	Gender Equality: Through inclusive hiring policies, training and development programs for women in middle management roles to advance their careers, and tailored benefits for mothers. In 2023, 25.0% of our leadership positions (management and above) were filled by women.

●	People with Disabilities: We intensified our partnerships with consultants to expand and strengthen our actions. We also prepared a Normative Instruction with guidelines on hiring, inclusion and dismissal of people with disabilities. In 2023, 5.4% of our employees were people with disabilities.

●	Racial Equity: In 2023, we intensified the hiring of Black employees in all positions and business units. 65.5% of our employees are self-declared Black, 61.4% of our leadership positions were held by Black employees and 43.6% of our management positions and above were held by Black employees.

●	LGBTQIA+: In 2023, we increased the inclusion of trans people, with a growth of more than 50.6% compared to the same period in 2022.

Policies and Commitments

Our commitments and initiatives for promoting diversity and inclusion are guided by our internal policies, designed to ensure the rights, respect, appreciation, and equity of all. These policies include:

●	Diversity and Human Rights Policy: Published in 2020, in line with the international human rights principles covered by the UN Universal Declaration of Human Rights, ensuring the rights of all individuals regardless of race, color, sexual orientation, gender identity, religion, nationality, economic and social condition, or any other identity marker.

●	Code of Ethics: Updated in 2022, the document summarizes the fundamental principles and guidelines that guide our activities and decisions, defining obligations for leaders, employees, suppliers, and other stakeholders, addressing conduct in business, relationships, and anti-corruption policies, among other aspects. The document also establishes procedures for the ombudsman, disciplinary measures, and management of the Ethics Committee.

●	Diversity and Human Rights Clause: Implemented in 2021, reinforcing the code of ethics and diversity and human rights policy, requiring contractors to orient and train their teams – working in the units – and establishing sanctions and contract termination in case of non-compliance, valid for all existing contracts with our service provider partners.

●	Ethnic Racial Equity Policy: Developed in 2021, with the aim of transparently positioning us and providing guidelines for action in the face of ethnic racial issues to all our employees, service providers, suppliers, or any other relationship public present in our business units. The policy also presents definitions and role and responsibility guidelines for leaders and non-leaders, as well as expected behaviors and behaviors not tolerated.

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

Since 2021, we have been working with the Diversity Ambassadors Group, composed of employees from all hierarchical levels of our operations. The group discusses opportunities related to diversity, including LGBTQIA+ representation, beliefs, cultures, races, genders, generations, and people with and without disabilities. Ambassadors participate in workshops and online courses to deepen their knowledge on the subject.

In 2022, we conducted the first Diversity Census in partnership with the Instituto Identidades do Brasil (ID_BR) - a non-profit organization that assists in accelerating the promotion of racial equality in the job market. This census had a voluntary participation rate of 56.4% of employees. This allowed us to understand the profile and extent of our diversity, enabling the planning of specific actions based on the contributions of the employees themselves.

In 2023, we launched the Gender Self-Declaration Campaign. As a result, 65% of our employees have completed their gender self-declaration, contributing to the review and update of our people management systems with concepts that incorporate all gender diversity, generating visibility that will guide new awareness, literacy, equal opportunities, and rights actions for trans and non-binary individuals.

Since 2022, our employees have had access to the Assaí Diversity and Inclusion Guidebook, which covers content on best practices for the empowerment of marginalized groups, combating discrimination, and includes a chapter dedicated to gender equality and the fight against violence against women.

Partnerships and Associations

We are signatories of initiatives and movements that aim to contribute to a more responsible, fair and inclusive society. We work together to overcome the main challenges of sustainable development, adopting the best retail practices. We sign the following commitments:

●	Seal Yes to Racial Equity: Since 2020, we have been part of this important initiative by the Brazilian Institute of Identities (ID_BR) and its objective is to strengthen the commitment and positioning of companies to eliminate discrimination, respect human rights and value racial diversity.

●	Women’s Empowerment Principles: Since 2021, we have been part of UN Women and the UN Global Compact. The seven women’s empowerment principles have guidelines to further strengthen our gender equity practices for our employees and society.

●	LGBTI+ Business and Rights Forum: This forum is a mobilization of companies committed to recognizing and promoting the rights of LGBTQIA+ people.

●	Business Coalition to Eliminate Violence Against Women and Girls: The initiative, in which we have participated since 2021, aims to bring greater visibility to this issue and advance the agenda to combat violence against women.

●	REIS – Business Network for Social Inclusion: This commitment reinforces our position in relation to the inclusion and development of the more than 3,000 employees with disabilities who are in our stores, distribution centers, offices, and corporate headquarters.

●	Movimento Mulher 360 (Business Movement for Women’s Economic Development): Since 2022, we have been part of this movement, through which we intend to contribute to the discussion of the agenda on gender equity and female empowerment. We reinforce our commitment to respect, appreciation and inclusion among our employees and our relationship network.

●	We adhere to the Open Letter to the Federal Executive Branch for the signing of Convention 190 for the Elimination of Violence and Harassment at Work, a movement led by the Business Coalition for the End of Violence against Women and Girls, of which we are a signatory.

Affirmative Action

This front aims to intensify actions to maintain and advance existing programs and minority groups and implement new actions that favor the inclusion of other minority groups, including, (i) gender equality; (ii) people with disabilities; and (iii) racial equity.

Instituto Assaí

Our operating strategy is built to promote opportunities and paths of prosperity for people and communities. Based on this objective, in 2022 we launched the Assaí Institute, which reflects the relevance of the Social Responsibility agenda for the company and our commitment to social impact.

The Assaí Institute allows us to act in an even more focused and structured way on three fronts: (1) fostering microentrepreneurs in the food; (2) fighting food insecurity; and (3) strengthening small institutions that promote sports activities.

In 2023, we worked on implementing each project, mapping challenges and partners and building our path, achieving the following results on each front:

(I) Entrepreneurship:

●	Academia Assaí: Activities on the entrepreneurship front are led by Academia Assaí (platform we created in 2017 and incorporated into the activities of Instituto Assaí, after the creation of the social organization), with the aim of supporting small entrepreneurs in the food sector. In 2023, Academia Assaí, through its training programs, issued 16,485 certificates to entrepreneurs, the online platform obtained more than 4.1 million accesses to its various communication channels, a growth of 51% compared to 2022.

●	Academia Assaí Award: In 2023, Academia Assaí promoted the sixth edition of the Academia Assaí Award, financially supporting 2,100 microentrepreneurs with more than R$1.3 million.

●	Afrobusiness: Initiative launched in 2023 that aims to boost Afro-entrepreneurship in the food segment through actions, partnerships and exclusive content.

(II) Food Safety:

●	Food donation and fundraising campaigns: In 2023, we supported approximately 1.34 million families in vulnerable situations through our social impact actions, donating 2.6 thousand tons of food to 179 institutions and communities around our stores. The amount was donated through donations of basic food baskets, mobilizations with customers and the Destino Certo Program.

●	Community Kitchens: Program launched in 2023, with the aim of providing the extremely vulnerable population, especially those living on the streets, with access to ready-made, healthy and appropriate meals, delivered by small and medium-sized community kitchens. Through the initiative, we served 189,000 meals with the support of two kitchens in São Paulo and others in Rio de Janeiro, Fortaleza (CE), Manaus (AM) and Dourados (MS).

●	Mais Escolha Program: Implemented in 2023, the initiative consists of transferring income through the distribution of cards to, primarily, black women, who raise children alone and who live in extreme poverty. In the first pilot year of the project, 1,866 families in the cities of Santarém (PA) and Serrinha (BA) and in the metropolitan region of São Paulo (SP) benefited to receive a food card with a monthly credit of R$105.00 for buy food in Assaí stores for six months.

(III) Sport and Citizenship:

●	Sport and Citizenship Notice: The first initiative of the Sport and Citizenship front led by the Assaí Institute, the notice was published in 2023, with the aim of strengthening small institutions that promote sporting activities with a social nature. 50 institutions from the North and Northeast of Brazil and the Metropolitan Region of São Paulo were selected to participate in pedagogical and sports management modules which, moving forward, can receive financial contributions of R$90,000 for each until the end of the project, in 2025.

Integrated Management and Transparency

●	We follow the highest corporate governance standards required by Novo Mercado, the B3 segment of which we are part. We also meet the requirements of companies listed on the New York Stock Exchange (NYSE). By establishing a high level of corporate governance, we intend to create a healthy and safe business environment for all our stakeholders, based on ethical and transparent relationships, thus providing greater predictability to our actions and projects.

●	We also adopt sustainability practices and publish an annual Sustainability Report to report on our performance in the economic, social, and environmental areas. The themes and topics prioritized in this report are in accordance with the materiality study and the set of sustainability commitments aligned with the policies adopted globally, as well as the correspondence to the GRI themes (Global Reporting Initiative), the SASB (Sustainability Accounting Standards Board) indicators, the Task Force on Climate Related Financial Disclosures, to Integrated Report (IR) and to the following UN Sustainable Development Goals: zero hunger and sustainable agriculture, quality education, gender equality, decent work and economic growth, reduction of inequalities, sustainable cities and communities, responsible consumption and production, action against global climate change, life in the water, Earth life, and peace, justice, and effective institutions. An independent auditor performs a limited review of the indicators defined in our annual sustainability report.

●	Since 2016, we have linked sustainability goals, through the ISD (Sustainability and Diversity Index), to the composition of the variable remuneration of leaders, including our chief executive officer and directors, managers, coordinators, consultants and specialists from corporate areas in addition to managers, assistant store managers, section heads, operations heads and those responsible for distribution centers.

ESG Risk Management

We follow the international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the ISO 31000:2018 standard – Risk Management Principles and Guidelines to guide our risk identification, assessment, treatment, monitoring and communication processes.

Our corporate risk management process is known as Enterprise Risk Management (ERM) and begins with a meeting to understand the business scenario and context, considering factors linked to our short and long-term strategic planning and our areas, aligned with the environment in which these objectives are inserted.

We have a risk matrix that identifies the main risks to which we are exposed in the different areas and which is updated annually. New emerging concerns identified over a period of time are included among the prioritized themes. In 2023, we work with 17 prioritized risks, 12 of which are traditional business risks and 5 are ESG-themed:

●	Fight against discrimination and diversity;

●	Food waste;

●	Climate change and transition risks;

●	Environmental impacts on the supply chain; and

●	Atmospheric emissions due to refrigeration.

Assaí Integrity Program

Our program was prepared following the manual of the Comptroller General of the Union (CGU) and is based on five pillars: commitment and support from senior management; responsible body; risk profile analysis; rules and instruments; continuous monitoring.

In 2023, we completed the process of reformulating the program, which began in 2021, with the improvement of its scope of activities and the inclusion of new components, thus adapting to our new structure and new moment.

The program is supervised by our senior management and complies with the Brazilian Anti-Corruption Law (Law No. 12,846/13) and the United States Foreign Corrupt Practices Act – FCPA, a North American law against corruption abroad.

C. Organizational Structure

The chart below sets forth our simplified corporate structure as of the date of this annual report. For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D. Property, Plant and Equipment

As of December 31, 2023, we owned 28 stores. As of December 31, 2023, we leased the remaining 260 stores and the 11 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are for a term of five to twenty-five years, being most of them for twenty-year term, renewable for the same period. We have ten leases expiring in 2024, which are scheduled to expire in February, March April, June, August and October 2024. These leases are subject to an automatic 10-year renewal unless we decide to terminate them prior to their expiration. We do not expect to terminate these lease agreements. Based on our prior experience on Brazilian real estate law, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of December 31, 2023
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	28	127,596	260	1,328,045	288	1,455,641
Warehouses	—	—	11	252,309	11	252,309
Total	28	127,596	271	1,580,354	299	1,707,950

	As of December 31, 2022
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	27	121,889	236	1,184,835	263	1,306,724
Warehouses	1	3,700	11	253,976	12	257,676
Total	28	125,589	247	1,438,811	275	1,564,400

	As of December 31, 2021
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	26	115,628	186	848,156	212	963,784
Warehouses	—	—	11	168,793	11	168,793
Total	26	115,628	197	1,016,949	223	1,132,577

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our audited financial statements prepared in accordance with IFRS as issued by IASB and the other financial information included in this annual report.

A.	Operating Results

Principal Factors Affecting Our Results of Operations

Brazilian Economic Environment

All of our operations are located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability.

The economic environment remained challenging for our operations during throughout the last 3 years. The Brazilian GDP, as published by the IBGE, increased by 2.9% in 2023, increased by 2.9% in 2022, increased by 4.6% in 2021 and decreased by 4.1% in 2020, the first year of the COVID-19 pandemic. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of December 31, 2023, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 7.4%, compared to 9.3% as of December 31, 2022 and 13.2% as of December 31, 2021. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In 2023, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, recorded deflation of (3.2)% during 2023, compared to inflation of 5.45% during 2022 and 17.8% during 2021. In 2023, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, decreased to 4.62%, compared to 5.79% during 2022 and 10.06% during 2021. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2023, the real appreciated against the U.S. dollar by 9.4%, following a depreciation of 6.5% during 2022 and a depreciation of 7.4% during 2021. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of December 31, 2023, the CDI rate was 13.03%, reflecting an increase from the CDI rate of 12.39% as of December 31, 2022, and an increase from the CDI rate of 4.4% as of December 31, 2021. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

An economic recession and growth of the unemployment rate could lead to a decline in household consumption which could adversely affect our results of operations and financial condition. In order to mitigate this risk, we emphasize the adaptation of our stores’ mix of products in order to offer our customers products in line with the evolving economic environment.

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2023	2022	2021	2020	2019

GDP growth (%) (1)	2.9	2.9	4.6	(4.1)	1.1
Unemployment (%) (2)	7.4	9.3	13.2	13.5	11.9
Inflation (IGP-M) (%) (3)	(3.2)	5.5	10.8	23.1	7.3
Inflation (IPCA) (%) (4)	4.6	5.8	10.1	4.5	4.3
CDI (%) (5)	11.7	12.4	4.4	2.8	5.9
(Depreciation) appreciation of the real against the U.S. dollar (%)	9.4	(6.5)	(7.4)	(28.9)	(4.4)
Exchange rate (closing) of the real to the U.S. dollar (6)	4.841	5.218	5.581	5.197	4.031
Average exchange rate the real to the U.S. dollars (6)	4.995	5.165	5.395	5.158	3.946

(1)	Source: IBGE.
(2)	Source: IBGE.
(3)	Source: FGV.
(4)	Source: IBGE.
(5)	Source: Central Bank.
(6)	Source: Central Bank.

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

Our commercial galleries also add value to our business model by driving customer traffic and diluting costs. As of December 31, 2023, our commercial galleries registered occupancy of approximately 70% of total gross leasable area available, generating revenues of R$93.0 million in 2023, an increase of 69% as compared to 2022.

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

In 2023, our strategic expansion also marked significant progress in our growth plan. We successfully converted 17 commercial points into Assaí stores and built 10 new organic stores, expanding our sales area by an additional 152 thousand square meters. As of December 31, 2023, our total sales area reached more than 1.4 million square meters, an increase of 15.4% as compared to December 31, 2022. This growth also led us to achieve more than 80.000 employees. Our commitment to fostering employment opportunities and supporting community development remained a core aspect of our expansion strategy.

As of December 31, 2023, our operational network comprised 288 stores, reflecting a 9.5% increase from the previous year. Looking ahead, we are aware of the challenges of 2024. For this reason, we consider the maintenance of our characteristics essential, i.e, efficient, decentralized, and low-cost operations to offer the best prices and the best shopping experience to our diversified customer base. We aim to open approximately 15 new stores in 2024.

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

Significant Accounting Policies and Estimates

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

Our management has concluded that our disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In addition, the independent registered certified public accounting firm who audited our financial statements included elsewhere in this annual report has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. For additional information, see “Item 15. Controls and Procedures.”

Overview

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, our continuing operations, which consist of our legacy cash and carry business, continued to experience strong growth in 2023, demonstrated by an increase of 22.0% in net operating revenue to R$66,503 million, from R$54,520 million in 2022. This growth was driven by the performance of the 27 stores we opened in 2023, consisting of 10 new stores and 17 store conversions, the maturation of stores opened in prior years, and a 1.6% growth in same store sales. Same store sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. As of December 31, 2023, our total sales area was 1,456 thousand square meters. Management expects stores to mature between three and five years depending on the region in which the store is located. As discussed below, our net income decreased by 41.8% to R$710 million in 2023 from R$1,220 million in 2022.

Results of Operations for Years Ended December 31, 2023 and 2022

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2023		2022
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue	% change

Net operating revenue	66,503	100.0	54,520	100.0	22.0
Cost of sales	(55,682)	(83.7)	(45,557)	(83.6)	22.2
Gross profit	10,821	16.3	8,963	16.4	20.7
Selling expenses	(5,411)	(8.1)	(4,379)	(8.0)	23.6
General and administrative expenses	(831)	(1.2)	(787)	(1.4)	5.6
Depreciation and amortization	(1,394)	(2.1)	(919)	(1.7)	51.7
Share of profit of associates	51	0.1	44	0.1	15.9
Other operating expenses, net	49	0.1	(72)	(0.1)	(168.1)
Operating profit	3,285	4.9	2,850	5.2	15.3
Financial revenues	281	0.4	394	0.7	(28.7)
Financial expenses	(3,012)	(4.5)	(1,909)	(3.5)	57.8
Net financial result	(2,731)	(4.1)	(1,515)	(2.8)	80.3
Income before income taxes	554	0.8	1,335	2.5	(58.5)
Income tax and social contribution	156	0.2	(115)	(0.2)	(235.7)
Net income for the year	710	1.1	1,220	2.2	(41.8)

Net operating revenue. Our net operating revenue consists mainly of gross revenue derived from our product sales reduced by taxes and products returns. Net operating revenue increased by 22.0%, or R$11,983 million, to R$66,503 million in 2023 from R$54,520 million in 2022, mainly as a result of: (1) an increase in sales volume of 20.7% due to the opening of 27 new stores (including 17 hypermarket conversions) in the last 12 months, which accounted for a 12% growth in our sales area; (2) an increase in same store sales of 1.6%, boosted by the fast maturation of the converted stores; and (3) the maturation of stores opened in prior years. In addition, our attractive and successful business model with continuous advances in improving the shopping experience, revising the product mix and including services to meet the demand and the profile of the customers around each store, has resulted in increased store traffic.

Gross profit. Gross profit increased by 20.7%, or R$1,858 million, to R$10,821 million in 2023 from R$8,963 million in 2022, mainly as a result of the fast maturation of stores opened in prior years. Our gross margin decreased by 0.1 percentage points, to 16.3% in 2023, from 16.4% in 2022, mainly explained by the lower expansion in the period, with 27 new stores in the last 12 months (compared to 60 new stores in the corresponding period in 2022).

Selling expenses. Selling expenses increased by 23.6%, or R$1,032 million, to R$5,411 million in 2023 from R$4,379 million in 2022, mainly as a result of the opening of 27 new stores in the last 12 months. As a percentage of the net operating revenue, selling expenses increased by 0.1%, as compared to 2022, primarily due to the maturation of new stores and cost-cutting efforts.

General and administrative expenses. General and administrative expenses increased by 5.6%, or R$44 million, to R$831 million in 2023, from R$787 million in 2022, mainly as a result of an increase in costs linked to inflation (especially personnel), which increased by 4.4% as measured by the IPCA. As a percentage of the net operating revenue, general and administrative expenses decreased by 0.2%, as compared to 2022, primarily due to the maturation of new stores and cost-cutting efforts.

Depreciation and amortization. Depreciation and amortization increased by 51.7%, or R$475 million, to R$1,394 million in 2023 from R$919 million in 2022, mainly as a result of the accelerated process of opening of stores and the hypermarket conversions in 2021 and 2022.

Other operating revenue (expenses), net. Other operating revenue (expenses), net, increased by R$121 million, to R$49 million of revenue in 2023 from R$72 million of expenses in 2022. In 2023, other operating revenue (expenses) consisted primarily of a positive (non-cash) accounting effect of R$65 million due to the write-off of the terminated rental agreement. This effect was triggered by the exit of the former controlling shareholder (Casino Group), given the existence of a clause that establishes the possibility of early termination of rental agreements of 28 stores leased from the Península fund that led to the negotiation of new rental agreements. Other operating revenue (expenses) also includes the sale of fixed assets. In 2022, our other operating revenue (expenses) included provisions related to (i) write-off of assets from closed stores due to the hypermarket conversions and (ii) the conclusion of certain asset sale.

Operating profit. Operating profit increased by 15.3%, or R$435 million, to R$3,285 million in 2023 from R$2,850 million in 2022, mainly as a result of the R$1,862 million increase in gross profit, which was partially offset by the increase of R$1,035 million in selling expenses, as explained above.

Net financial results. Net financial results, expenses, increased by R$1,216 million to R$2,731 million in 2023 from R$1,515 million in 2022, primarily as a result of: (1) an increase in interest rates, with an increase of the CDI in the period; (2) the lower effect of capitalized interest (R$257 million in 2023, as compared to R$694 million in 2022); and (3) an increased balance of total indebtedness (current and non-current borrowings plus current and non-current debentures and promissory notes), which debt increased to R$15,183 million as of December 31, 2023 from R$12,591 million as of December 31, 2022, primarily as a result of expansions in 2023, especially for the conversion of hypermarkets.

Income before income taxes. As a result of the foregoing, income before income taxes from continuing operations decreased by 58.5%, or R$781 million, to R$554 million in 2023 from R$1,335 million in 2022.

Income tax and social contribution. Our effective tax rate was 28.2% in 2023 compared to 8.6% in 2022, resulting in a decrease of income tax and social contribution of 58.5%, or R$271 million, to R$156 million of benefit in 2023 from R$115 million of expenses in 2022. The effective tax rate decreased primarily as a result of tax incentives related to grants for investments in 2023 which, under Complementary Law 160/17 and Law No. 12,973, are excluded from the calculation of our Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) and totaled R$939 million in 2023.

Net income for the year. As a result of the foregoing, net income for the year decreased by 41.8%, or R$510 million, to R$710 million in 2022 from R$1,220 million in 2022.

Results of Operations for Years Ended December 31, 2022 and 2021

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2022		2021
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue	% change

Net operating revenue	54,520	100.0	41,898	100.0	30.1
Cost of sales	(45,557)	(83.6)	(34,753)	(82.9)	31.1
Gross profit	8,963	16.4	7,145	17.1	25.4
Selling expenses	(4,379)	(8.0)	(3,334)	(8.0)	31.3
General and administrative expenses	(787)	(1.4)	(588)	(1.4)	33.8
Depreciation and amortization	(919)	(1.7)	(638)	(1.5)	44.0
Share of profit of associates	44	0.1	47	0.1	(6.4)
Other operating expenses, net	(72)	(0.1)	(53)	(0.1)	35.8
Operating profit	2,850	5.2	2,579	6.2	10.5
Financial revenues	394	0.7	188	0.4	109.6
Financial expenses	(1,909)	(3.5)	(918)	(2.2)	108.0
Net financial result	(1,515)	(2.8)	(730)	(1.7)	107.5
Income before income taxes	1,335	2.5	1,849	4.4	(27.8)
Income tax and social contribution	(115)	(0.2)	(239)	(0.6)	(51.9)
Net income for the year	1,220	2.2	1,610	3.8	(24.2)

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

Gross profit. Gross profit increased by 25.4%, or R$1,818 million, to R$8,963 million in 2022 from R$7,145 million in 2021, mainly as a result of the opening of 60 new stores in the last 12 months (as compared to 28 new stores in the corresponding period in 2021), the maturation of stores opened in prior years and an effective and consistent commercial strategy in 2022. Our gross margin decreased by 0.7 percentage points, to 16.4% in 2022, from 17.1% in 2021, mainly due to the effective commercial strategy amid increased competition and our historic expansion.

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

Net financial results. Net financial results, expense, increased by R$785 million to R$1,515 million in 2022 from R$730 million in 2021, primarily as a result of an increase in interest rates, with an increase of approximately two times of the CDI in the period, and an increased balance of total indebtedness (current and non-current borrowings plus current and non-current debentures and promissory notes), which debt increased to R$12,591 million as of December 31, 2022 from R$8,033 million as of December 31, 2021, primarily as a result of expansions in 2022, especially for the conversion of hypermarkets.

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

We recorded cash and cash equivalents of R$5,459 million as of December 31, 2023 and R$5,842 million as of December 31, 2022. We had negative working capital (consisting of current assets less current liabilities) of R$1,810 million as of December 31, 2023 and R$2,237 million as of December 31, 2022. We maintain negative working capital as part of our merchandise management strategy. To the extent we maintain terms with our suppliers that are longer than our average inventory rotation period and average accounts receivable, we obtain a source of funding for our operations.

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

We anticipate that we will be required to spend approximately R$54.1 billion to meet our long-term contractual obligations and commitments, including borrowings, debentures and promissory notes, derivative financial instruments, lease liabilities and trade payables. See “—Contractual Obligations” below for more information. We expect to meet these obligations primarily by refinancing our debt in the bank credit market and fixed income capital markets.

Cash Flows

The following table sets forth certain information about our cash flows for the periods presented.

	For the years ended December 31,
	2023	2022	2021
	(in millions of R$)
Net cash generated by operating activities	5,963	5,144	3,272
Net cash used in investing activities	(3,055)	(3,790)	(3,276)
Net cash generated by (used in) financing activities	(3,291)	1,938	(978)
Net increase (decrease) in cash and cash equivalents	(383)	3,292	(982)
Cash and cash equivalents at the beginning of the year	5,842	2,550	3,532
Cash and cash equivalents at the end of the year	5,459	5,842	2,550

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Year Ended December 31, 2023

Net cash generated by operating activities was R$5,963 million for the year ended December 31, 2023 compared to net income of R$710 million for the period, primarily due to: (1) our incurrence of interest and monetary variation charges of R$2,853 million; (2) a net increase in accounts payable to suppliers of R$1,498 million; (3) our incurrence of non-cash depreciation and amortization charges of R$1,476 million; and (4) a net decrease in inventory of R$735.0 million in 2023 compared to R$2.505 billion in 2022 due to the reduced number of store opened in 2023 (27 stores) compared to 2022 (60 stores). The effects of these factors were partially offset primarily by: (1) an increase in recoverable taxes of R$352.0 million in 2023 compared to R$336.0 million in 2022, which reflects the monetization of ICMS, PIS, and COFINS.; and (2) an increase in the variation of trade receivables of R$640 million due to our expansion.

Net cash used in investment activities was R$3,055 million in 2023. In 2023, our primary use of cash for investment activities was related to: (1) the purchases of property, plant and equipment of R$3,116 million related to our expansion of our network of stores, compared to R$3,524 million in 2022; and (2) the purchases of intangible assets of R$169 million related primarily to the acquisition of commercial points from CDB in connection with the Extra Transaction and other commercial points. The effects of these factors were partially offset by the sale of assets held for sale of R$211 million, including the sale of real estate assets to a real estate fund in connection with the Extra Transaction.

Net cash used in financing activities was R$3,291 million in 2023. In 2023, we received R$3,250 million of borrowings, principally consisting of our seventh and eighth issuances of debentures and bank loans. The effects of the new borrowings were partially offset by: (1) payments of R$262 million with respect to our leasing liabilities; (2) payments of interest on leasing liabilities of R$977 million; (3) payments of borrowings of R$1,499 million; (4) payments of interest on borrowings of R$1,085 million; (5) distribution of dividends and interest on shareholders’ equity of R$118 million; and (6) payments related to the acquisition of Extra stores of R$2,609 million.

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

Net cash generated by financing activities was R$1,938 million in 2022. In 2022, we incurred R$3,959 million in indebtedness under borrowings and financings, principally consisting of our fourth, fifth and sixth issuances of debentures, our first and second issuances of commercial paper notes and bank loans. The effects of the new borrowings were partially offset by: (1) payments of R$126 million with respect to our leasing liabilities; (2) payments of interest on leasing liabilities of R$772 million; (3) payments of borrowings of R$183 million; (4) payments of interest on borrowings of R$783 million; and (5) distribution of dividends and interest on shareholders’ equity of R$168 million.

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

Net cash used in financing activities was R$978 million in 2021. In 2021, we: (1) repaid R$6,479 million of borrowings, including the prepayment of our first issuance of debentures, the partial repayment of the principal amount of our first issuance of promissory notes and the payment of interest on our second and third issuances of debentures, first and second issuances of promissory notes and bank loans; (2) made payments of R$460 million with respect to our leasing liabilities; and (3) paid dividends and interest on shareholders’ equity of R$148 million. In addition, in 2021, we received R$6,090 million of borrowings, principally consisting of our second and third issuances of debentures, our second issuance of promissory notes and bank loans.

Indebtedness

Our indebtedness was R$15,184 million as of December 31, 2023, and R$12,591 million as of December 31, 2022. Considering U.S. dollar-denominated debt that was converted to real-denominated debt using currency swaps, as of December 31, 2023, 100% of our indebtedness was denominated in reais, and as of December 31, 2022, 98% of our indebtedness was denominated in reais and 2% was denominated in U.S. dollars.

As of December 31, 2023, our real-denominated indebtedness bore interest at an average rate of CDI plus 1.48% per annum. As of December 31, 2023, 100% of our indebtedness bore interest at floating rates.

Short-Term Indebtedness

Our short-term debt was R$2,115.0 million as of December 31, 2023 (or 13.9% of our total indebtedness) and R$1,260 million as of December 31, 2022 (or 10.0% of our total indebtedness).

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

The holders of debentures, including CRIs, promissory notes and commercial notes, in a meeting held between March 30, 2023 and April 11, 2023, approved the prior consent in case of an eventual change of control, provided that (1) we no longer have a controlling shareholder or (2) if we do have a new controlling shareholder: (i) our shares remain listed on the B3, (ii) the change of control does not imply a rating downgrade, (iii) the new controlling shareholder does not have a history of default; (iv) the new controlling shareholder has not violated anticorruption laws; (v) the new controlling shareholder complies with the laws related to the non-use of child labor, labor analogous to slavery, encouragement of prostitution and violation of the rights of forest dwellers, and adopts the best practices of protection to the environment, safety and health at work, including the compliance with the social and environmental legislation (vi) the new controlling shareholder is not engaged in practices contrary to anti-corruption laws; (vii) the new controlling shareholder is not a politically exposed entity or person; and (viii) as applicable, the new controlling shareholder is not a restricted counterparty or incorporated in a sanctioned territory or is not a subsidiary of a restricted counterparty.

Restrictions on the transfer of control

In March 2023, Casino Group divested our common shares, resulting in our status as a non-controlled corporation. Certain of our debt instruments included provisions for early maturity payment in the event of a transfer, sale, or acquisition of equity participation, should the Casino Group cease to be our controlling shareholder. These provisions applied irrespective of whether we secure a new controlling shareholder or experience dilution of our share capital.

Consequently, we were required to seek waivers from the holders of our debt instruments, which encompassed debentures, promissory notes, commercial papers, CRIs, and other bilateral loans, incurring an approximate cost of R$93.0 million. Additionally, we obtained prior approval and executed contractual amendments with financial institutions such as The Bank of Nova Scotia, Banco do Brasil, Banco Safra, Banco BTG Pactual and Banco Itaú.

None of our significant long-term debt instruments are secured by pledges of our assets. For each of the years ended December 2023, 2022 and 2021, no default or event of default has resulted in the acceleration of our debt.

The table below sets forth our principal long-term indebtedness as of December 31, 2023 and 2022.

	As of December 31,
	2023	2022	Maturity	Interest Rate
	(in millions of R$)
Second issuance of debentures:
1st series	949	957	May 2026	CDI + 1.70%
2nd series	666	671	May 2028	CDI + 1.95%

Third issuance of debentures:
1st series – CRI(1)	914	929	October 2028	IPCA + 5.15%
2nd series - CRI(1)	474	486	October 2031	IPCA + 5.27%

Fourth issuance of debentures
Single series	2,008	2,021	November 2027	CDI + 1.75%

Fifth issuance of debentures:
Single series – CRI(1)	253	253	March, 2025	CDI + 0.75%

Sixth issuance of debentures:
1st series– CRI(1)	73	74	September 2026	CDI + 0.60%
2nd series– CRI(1)	55	56	September 2027	CDI + 0.70%
3rd series– CRI(1)	464	461	September 2029	IPCA + 6.70%

Seventh issuance of debentures:
1st series– CRI(1)	150	0	July 2026	CDI + 1.00%
2nd series– CRI(1)	903	0	July 2027	11.75%
3rd series– CRI(1)	48	0	July 2028	CDI + 1.15%

Eighth issuance of debentures:
1st series	399	0	December 2027	CDI + 1.85%
2nd series	399	0	December 2028	CDI + 1.95%

First issuance of promissory notes:
4th series	0	318	July 2023	CDI + 0.72%
5th series	289	254	July 2024	CDI + 0.72%
6th series	289	254	July 2025	CDI + 0.72%

Second issuance of promissory notes:
1st series	1,676	1,460	August 2024	CDI + 1.47%
2nd series	1,678	1,461	February 2025	CDI + 1.53%

First issuance of commercial paper notes:
Single series	786	790	February 2025	CDI + 1.70%

Second issuance of commercial paper notes
Single series	457	400	December 2025	CDI + 0.93%
Sendas working capital facilities	1,989	1,570		CDI + 1.64%

(1)	These debentures were used as collateral for the issuance of Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs.

The following discussion briefly describes certain of our significant outstanding indebtedness as of December 31, 2023.

Debentures

Second Issuance

In June 2021, we concluded our second issuance of non-convertible, unsecured debentures in two series, in an aggregate amount of R$1.6 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures were used for general corporate purposes, including to reinforce our cash position. The principal amount is R$940 million for the first series and R$660 million for the second series. The debentures of the first series accrues interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity in May 2026. The principal amount of the debentures of the first series will be payable in two equal installments, one in 2025 and one at maturity. The debentures of the second series accrues interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity in May 2028. The principal amount of the debentures of the second series will be payable in two equal installments, one in 2027 and one at maturity.

Third Issuance

In October 2021, we concluded our third issuance of non-convertible, unsecured debentures in two series, in an aggregate amount of R$1.5 billion. These debentures are a private placement between Sendas and True Securitizadora S.A, in accordance with Brazilian law, and were used as collateral for the issuance of Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs. The proceeds raised through the CRIs were used to reimburse real estate expenses and future investment in expansion, maintenance and construction of real estate projects owned by Sendas. The principal amount is R$983 million for the first series and R$517 million for the second series. The debentures of the first series accrue interest at a rate of IPCA + 5.1531% per annum, payable semi-annually through maturity in October 2028. The debentures of the second series accrue interest at a rate of IPCA + 5.2662% per annum, payable semi-annually through maturity in October 2031. The principal amount of the debentures of the second series will be payable in three equal installments, in October 2029, October 2030 and October 2031. Both series are swapped to CDI, with an average rate of CDI + 0.86% per annum.

Fourth Issuance

On January 7, 2022, we concluded our fourth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$2.0 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. These debentures accrue interest at a rate of CDI + 1.75% per annum, payable semi-annually through maturity in January 2028. The principal amount of the debentures will be paid in two equal installments, one in January 2027 and one at maturity.

Fifth Issuance

On March 5, 2022, our board of directors approved the fifth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$250 million, with restricted placement efforts in Brazil, entered into between the Sendas and True Securizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures were used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. These debentures accrue interest at a rate of CDI + 0.75% per annum, payable semi-annually through maturity on March 28, 2025.

Sixth Issuance

On August 22, 2022, our board of directors approved the sixth issuance of non-convertible, unsecured debentures in three series, in an aggregate amount of R$600 million, with restricted placement efforts in Brazil, entered into between Sendas and True Securitizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures were used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. The principal amount is R$73.0 million for the first series, R$55.2 million for the second series and R$471.8 million for the third series. The first series debentures accrues interest at a rate of CDI + 0.60% per annum, payable semi-annually through maturity in September 2026. The second series debentures accrues interest at a rate of CDI + 0.70% per annum, payable semi-annually through maturity in September 2027. The third series debentures accrue interest at a rate of IPCA + 6.70% per annum, payable semi-annually through maturity in September 2029. The third series is swapped to CDI at an average rate of CDI + 1.19% per annum. The principal amount of the third series debentures will be paid in two installments, being 50% in September 2028 and 50% in September 2029.

Seventh Issuance

On June 26, 2023, our board of directors approved the seventh issuance of non-convertible, unsecured debentures in three series, in an aggregate amount of R$1,000 million, with restricted placement efforts in Brazil, entered into between Sendas and True Securitizadora S.A., in accordance with Brazilian law. The net proceeds of this issuance of debentures were used entirely and exclusively by us to reimburse expenses and expenditures related to the expansion and/or maintenance of certain properties described in the relevant indenture. The principal amount is R$145.7 million for the first series, R$878.5 million for the second series and R$46.6 million for the third series. The first series debentures accrues interest at a rate of CDI + 1.00% per annum, payable semi-annually through maturity in July 2026. The second series debentures accrues interest at a rate of 11.75% per annum, payable semi-annually through maturity in July 2027. The third series debentures accrue interest at a rate of CDI + 1.15% per annum, payable semi-annually through maturity in July 2028. The second series is swapped to CDI at an average rate of CDI + 1.31% per annum.

Eighth Issuance

On December 4, 2023, our board of directors approved the seventh issuance of non-convertible, unsecured debentures in three series, in an aggregate amount of R$800.0 million, with restricted placement efforts in Brazil, in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. The principal amount is R$400.0 million for the first series and R$400.0 million for the second series. The first series debentures accrues interest at a rate of CDI + 1.85% per annum, payable semi-annually through maturity in December 2027. The second series debentures accrues interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity in December 2028.

Promissory Notes

First Issuance

In June 2019, our officers approved the first issuance of commercial promissory notes in six series for public distribution with restricted efforts in Brazil. We are required to pay a waiver fee to the promissory note holders in connection with amendments to the promissory notes, in the amount of 0.73% per annum of the outstanding amount under the promissory notes, payable semi-annually.

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

Second Issuance

On December 26, 2022, we completed our second issuance of unsecured commercial notes in a single series, in the total amount of R$400 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes were used for general corporate purposes, including to strengthen our cash position. These commercial notes accrue interest at a rate of CDI + 0.93% per annum, payable semi-annually through maturity in February 2025. The principal amount will be paid in one installment at maturity.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions, including a R$283 million facility with Scotiabank and a R$300 million facility with Banco BTG Pactual S.A. Loans under these facilities accrue interest at an average rate of CDI+1.64% and contain the same financial and restrictive covenants as the debentures and promissory notes described above. As of December 31, 2023, the aggregate principal amount outstanding under these working capital facilities was R$1,989 million. As of the date of this annual report, we do not have any unused credit lines available.

Recent Development

Ninth Issuance of Debentures

On March 28, 2024, we concluded our ninth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$500.0 million, for distribution in Brazil to professional investors in accordance with Brazilian law. The proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position. These debentures accrue interest at a rate of CDI + 1.25% per annum, payable semi-annually through maturity in March 2029. The principal amount of the debentures will be paid in two equal installments, one in March 2028 and one at maturity.

Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of December 31, 2023.

	As of December 31, 2023
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 5 years	More than 5 years	Total
	(in millions of R$)

Borrowings	611	1,797	—	2,408
Debentures and promissory notes	3,026	13,256	1,241	17,523
Derivative financial instruments	111	(299)	(368)	(556)
Lease liabilities	1,435	6,364	14,549	22,348
Trade payables	9,759	40	—	9,799
Trade payables - Agreements	1,459	—	—	1,459
Trade payables – Agreements – Acquisition of Extra stores	894	—	—	894
Other accounts payable	167	—	49	216
Total	17,462	21,158	15,471	54,091

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date we may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended December 31, 2023. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

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

E. Critical Accounting Estimates

See “—A. Operating Results—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to our bylaws and the Brazilian Corporate Law, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our bylaws also provide for the establishment of an audit committee (comitê de auditoria) to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: people, culture and compensation committee; finance and investments committee; and corporate governance, sustainability and recommendation committee.

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

For more information about our board of directors, see “Item 10. Additional Information—B. Bylaws—Board of Directors.”

The following table sets forth the name, title, date of last election and date of birth for each current member of our board of directors:

Name	Title	Date of Last Election	Date of Birth
Oscar de Paula Bernardes Neto (1)	Chairman	April 27, 2023	August 5, 1946
José Guimarães Monforte (1)	Vice-Chairman	April 27, 2023	July 6, 1947
Belmiro de Figueiredo Gomes	Director	April 27, 2023	November 8, 1971
Enéas Cesar Pestana Neto (1)(2)	Director	September 1, 2023(2)	February 27, 1963
Andiara Pedroso Petterle (1)	Director	April 27, 2023	December 1, 1978
Júlio Cesar de Queiroz (1)	Director	April 27, 2023	May 5, 1963
Leila Abraham Loria (1)	Director	April 27, 2023	January 26, 1954
Luiz Nelson Guedes de Carvalho (1)	Director	April 27, 2023	November 18, 1945
Leonardo Gomes Pereira (1)	Director	April 27, 2023	April 25, 1958

(1)	Independent director (as defined under the Novo Mercado and NYSE regulations).
(2)	At a meeting of our board of directors held on September 1, 2023, Mr. Enéas Cesar Pestana Neto was elected to our board of directors, replacing Mr. Philippe Alarcon, who resigned on the same date. At the ordinary general shareholders’ meeting to be held on April 26, 2024, our shareholders will vote on the ratification of Mr. Pestana Neto’s election to our board of directors.

The term of office of all of our directors will expire at the annual shareholder´s meeting to be held in 2025. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our directors:

Oscar de Paula Bernardes Neto. Mr. Oscar graduated in Chemical Engineering from the Federal University of Rio de Janeiro. He currently acts as a member of the Governance and Sustainability Committee at Localiza. Over the past years, he has held significant roles in various organizations: From 1996 to 1999, he was the CEO/COO of Bunge Internacional. Between 1999 and 2013, he was a member of the Advisory Board of Bunge Brasil, a food company. From 1999 to 2009, he served on the Board of Directors of Delphi Estados Unidos. From 2003 to 2015, he participated in the Advisory Board of Alcoa Brasil, a company in the aluminum sector. From 2005 to 2015, he was a member of the Board and the Audit Committee of Cia Suzano Papel e Celulose, active in the pulp and paper industry. Between 2010 and 2018, he contributed as a member of the Board and the Committees on Compensation and People Development and Finance at Praxair Inc. (United States), a company specializing in industrial gases. From 2001 to 2019, he served as Senior Consultant to the CEO of Johnson Electric Holdings Limited (Hong Kong), a company dedicated to electric motors, having been a member of the Board of Directors until 2011. Since 2011, he has served as a member of the Board of Directors of OMNI Táxi Aéreo, in the aviation sector. Between 2007 and 2018, he was a member of the Audit and Strategy Committees at Localiza. Since 2011, he has held the position of Vice-Chairman of the Board and Coordinator of the Human Resources Committee at DASA. From 2012 until February 2019, he served as Vice-Chairman of the Board of Directors and a member of the Strategy Committees at Marcopolo S.A., a company in the transportation sector. Since 2015, he has been a member of the Board of Directors of VPAR Participações (Votorantim Group). From 2003 to 2015, he was part of the Board and the Committees on Management and People and Corporate Governance at Gerdau S.A. From 2003 to 2016, he was a member of the Board of Directors of Metalúrgica Gerdau S.A. From 2012 to 2015, he participated in the Strategy Committee of Vanguarda S.A. From 2009 to 2017, he was a member of the Advisory Board of Amyris United States. Currently, he is a member of the Board of Directors, the People Committee, and the Audit Committee at Mosaic. Since 2019, he has been a member of the Board of Jalles Machado, assuming the position of Chairman of the Board of Directors in 2021.

José Guimarães Monforte Mr. José Guimarães Monforte is an economist with a degree from the Catholic University of Santos. Currently, he is a partner at Emax Consultoria and holds positions on the Board and the Audit and Risk Committee of CCR. From 1998 to 2011, he served on the Board and coordinated the Risk Committee at Natura Cosméticos. Until 2011, he was also a member of the Board at Vivo. Mr. Monforte has been a member of the Boards of various companies, including Petrobras, BR Distribuidora, Rossi Residencial, Promon, Droga Raia, SABESP, Claro, Banco Nossa Caixa, Banco Tribanco, Canbrás, Pini Editora, Caramuru Alimentos, Klicknet, JHSF, Agrenco Ltd., Eletrobras, Banco do Brasil, JBS, Premix, and Cyrela. He played a role in the development of the Brazilian Institute of Corporate Governance, serving as a Director in 2022, Vice President of the Board in 2003, and President of the Board from 2004 to 2008. Mr. Monforte also served as Coordinator of the Opening Capital Committee at Bovespa, Vice President of ANBID, and on the Board of the Clearinghouse of the Commodity Exchange. With an executive career spanning various banks and companies, such as BANESPA, Banco Merrill Lynch, Banco Citibank NA, VBC Energia S/A, and Janos Comércio, Administração e Participação Ltda, he held positions in Brazil and abroad. Additionally, he was a founding partner of Pragma Gestão Patrimonial. Currently, Mr. José is a member of the Board of the Instituto Reciclar, a third-sector entity.

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

Enéas Cesar Pestana Neto. Mr. Enéas Pestana is a professional with extensive experience in the retail food sector in Brazil. He recently served as the Chairman of the Board of Directors of Lopes Supermercados and held the position of CEO at Dia Supermercados, JBS América do Sul, and CBD. At CBD, his roles included CEO, Chief Financial Officer, and Senior Executive Vice President of Operations. Furthermore, Mr. Pestana is a Founding Partner of a consultancy specializing in business management, focusing on companies in the Retail and Consumer Goods Industry sectors. He graduated in Accounting from the Pontifical Catholic University of the State of São Paulo and holds specializations in the areas of Controllership, Finance, Leadership, and Management from both national and international institutions.

Andiara Pedroso Petterle. Mrs. Andiara holds a bachelor’s and master’s degree in social communication from the Pontifical Catholic University of Rio de Janeiro and is currently a Ph.D. candidate in Business Administration at Business School Lausanne. Since 2021, Mrs. Andiara has served as the Vice-Chair of the Board of Directors and leader of the Strategy Committee at Cia Melhoramentos de São Paulo. Since 2022, she has been a member of the Board of Directors, the Digital Transformation Committee, and the People Committee of Banco SICREDI and SicrediPar. Additionally, since 2022, she has been a member of the Board of Directors, the People Committee, and the GTM Strategy Committee at KNEWIN. Mrs. Andiara has been a Digital Transformation professor at IBGC since 2021 and has been the CEO of Kyrie Capital LLC since 2021. Her previous roles include serving as a member of the Board of Directors at Cia Melhoramentos de São Paulo from 2019 to 2021, a Counselor at ANJ from 2016 to 2021, and an Advisory Counselor at Cia de Talentos from 2013 to 2017. She also served as a Board member from 2012 to 2016 and as the CEO from 2014 to 2016 at Predicta.

Júlio Cesar de Queiroz. Mr. Julio holds a degree in Engineering from Mauá School of Engineering and a degree in Administration from Mackenzie Presbyterian University. Additionally, he has a postgraduate degree in Education from the Singularidades Institute, and he has completed dozens of development courses at institutions such as Singularity and Hebrew University of Jerusalem, among others. He has held various roles at Unilever Brasil, covering areas such as Supply Chain, Trade Marketing, Regional Sales Leadership, Corporate Affairs, and served as Vice President of Sales for Brazil and Latin America from 2000 to 2021. He was also a member of the Board of the Women in Retail Institute until 2021. Currently, Mr. Julio is a member of the Board of the Ser + Institute, an Emeritus Council Member of Conscious Capitalism Brazil, Founder of the Young Movement Institute of Brazil, and CEO of Compra Agora América Latina.

Leila Abraham Loria. Mrs. Leila holds a degree in Business Administration from Fundação Getúlio Vargas - FGV, with a Master’s in Business Administration from COPPEAD-UFRJ (1978). She has a Post-MBA in Corporate Governance and Capital Markets for Executives from B.I. International (2015), a course for Board Members by IBGC (2015), Risk University KPMG (2018 and 2015/2016), and Sustainable Capitalism ESG Berkeley (2021).Currently, Mrs. Leila is a member of the Board of Directors and the Minority Committee of Companhia Paranaense de Energia - COPEL (since 2017), a member of the Advisory Board and the People and Remuneration Committee of Casas Pernambucanas (since 2018), a member of the Board of Directors, the Socio-Environmental Responsibility Committee, and the Diversity Committee of JBS (since 2021), alternate member of the President of the Advisory Board of ANACONDA (since 2021), member of the Ethics Council of ABRACOM (since 2021), and Co-Chair of Women Corporate Directors - WCD (since 2017).Previously, she was a member and President of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (2018-2022), a member of the Board of Directors (2017), the Compliance and Governance Committee (2018-2019), the Investigation Committee (2018-2019), and the People Committee (2017-2021) of Madeira Energia - MESA and Santo Antônio Energia - SAE (2017-2021). She also served as a member of the Audit Committee of COPEL (2017-2021), a member of the Advisory Board of Costão do Santinho Resort (2016-2021), a member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021), and a member of the Advisory Board of COPPEAD (2005-2018). Additionally, Mrs. Leila had experience as Executive Director of Telefonica Brasil and a member of the Board of Directors of Fundação Telefônica Vivo (2010-2015), President and General Director of TVA (Grupo Abril) and a Member of the Board of Tevecap (1997-2006), General Director and Member of the Board of Direct TV (1997-1999), Commercial Director of Walmart (1994-1997), and Director of Marketing, Sales, Business, Purchasing, and Human Resources of Mesbla (1978-1994).

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

Leonardo Porciúncula Gomes Pereira. Mr. Leonardo Porciúncula Gomes Pereira graduated in Production Engineering from the Federal University of Rio de Janeiro in 1981 and in Economics from the Universidade Cândido Mendes in 1986. He participated in the Cross-Cultural Management Program - AOTS in 1986, the Strategic Finance Program - IMD in 1997, the Executive Development Program - Wharton Business School in 1998, the Senior Executive Program at Columbia University in 2005, and the Executive Programs at Singularity University in the USA and M&A at the London Business School in 2018. He holds the CFA ESG Investing Certificate and completed an MBA at the University of Warwick, England, in 1992.He worked for 13 years (from 1982 to 1995) in various positions at Citibank in Brazil, Asia, and the United States. Additionally, he served as Director of Planning and Investor Relations at Globopar from 1995 to 2000 and as Chief Financial Officer and Investor Relations Officer at Net Serviços from 2000 to 2007. In 2007, he became the President of Companhia Vale da Araguaia, a position he held until 2009 when he became Executive Vice President of Gol Linhas Aéreas and Managing Director of Smiles. Mr. Gomes Pereira also held the position of President of the Brazilian Securities and Exchange Commission (CVM) between 2012 and 2017. He has also served as a board member in both public and private companies, including coordinating the Independent Repair Committee of Vale formed after the Brumadinho tragedy, being a board member and member of the Audit and Risk Committees at CCR and Smiles, both listed on the Novo Mercado, a board member and member of the People Committee at FGC, Chairman of the Board of Directors of CBDN, and a member of the Advisory Board of the Mediare Institute. Since 2021, he has been serving as the Chairman of the Board of Directors of 2W Energia. Since 2022, he is a founding partner leading the governance and stewardship activities at Neuler Capital.

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

For more information about our executive officers, see “Item 10. Additional Information—B. Bylaws—Executive Officers.”

The following table sets forth the name, title, date of first appointment and date of birth for each of our current executive officers:

Name	Title	Date of First Appointment	Date of Birth
Belmiro de Figueiredo Gomes	Chief Executive Officer	October 5, 2020	November 8, 1971
Vitor Fagá de Almeida	Vice-President of Finance and Investor Relations	March 13, 2024	April 23, 1975
Wlamir dos Anjos	Commercial and Logistics Vice-President	October 5, 2020	July 8, 1970
Anderson Barres Castilho	Vice-President of Operations	October 5, 2020	April 21, 1976

Except for Mr. Fagá de Almeida, the term of office of all of our executive officers will expire at the first meeting of our board of directors following the annual shareholder’s meeting to be held in 2024. Mr. Fagá de Almeida’s term will expire at the first meeting of our board of directors following the annual shareholder’s meeting to be held in 2026. None of our executive officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law and, if approved, our Executive Partner Program, a one-off grant of share rights for our CEO and Vice-Presidents of core areas. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Proposed Changes to Management Compensation Structure.”

The following is a summary of the business experience of our executive officers.

Belmiro de Figueiredo Gomes. Mr. Gomes has been our chief executive officer since February 2011. Please see “—Board of Directors” for his biography.

Vitor Fagá de Almeida. Mr. Almeida has been our vice-president of finance and investor relations since March 2024. He is a professional with a distinguished leadership trajectory, with extensive experience in financial management, having served as chief executive officer and chief financial officer at prominent companies such as Sam’s Club Brasil, Grupo BIG, CBD, and Via Varejo/Casas Bahia. He has also worked as a strategy consultant at The Boston Consulting Group. Vitor is an Economist graduated from Unicamp and holds a Sloan Master’s in Strategy and Leadership from London Business School.

Wlamir dos Anjos. Mr. dos Anjos has been our commercial and logistics vice-president since May 2011. He has more than 33 years of experience in the wholesale sector, having served as regional director of Atacadão from December 1988 to May 2011. Mr. dos Anjos studied marketing management at UNIP – Universidade Paulista and human resources management at FGV.

Anderson Barres Castilho. Mr. Castilho has been our vice-president of operations since November 2012. He has more than 29 years of experience in the cash and carry sector, having served as store manager, regional manager and commercial manager for the states of Rio de Janeiro, Espírito Santo, Mato Grosso e Rondônia. Mr. Castilho worked at Atacadão from January 1992 to March 2012. Mr. Castilho studied business management at UNIP – Universidade Paulista.

Management Changes

On March 13, 2024, our board of directors announced the resignation of Mrs. Daniela Sabbag as our chief financial officer and appointment of Mr. Vitor Fagá de Almeida as our vice-president of finance and investor relations with a term of office until the first meeting of our board of directors following the annual shareholder’s meeting to be held in 2026. In addition, Mrs. Gabrielle Helú remains in the position of Investor Relations Officer, which ceases to be a statutory position.

Board Committees

As of the date of this annual report, our board of directors has approved the creation of the following four advisory committees: (1) audit committee; (2) people, culture and compensation committee; (3) finance and investments committee; (4) corporate governance, sustainability and recommendation committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, re-election being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 23, as amended from time to time, adopt a statutory audit committee (comitê de auditoria). According to CVM Rule 23, the audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Members of our audit committee are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by our bylaws, the audit committee’s internal regulation and the CVM rules.

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

The following table sets forth the name, title, date of last appointment and date of birth for each member of our audit committee:

Name	Title	Date of Last Election	Date of Birth
Luiz Nelson Guedes de Carvalho	Chairman	April 27, 2023	November 18, 1945
Andiara Pedroso Petterle	Member	April 27, 2023	December 1, 1978
Heraldo Gilberto de Oliveira	External specialist	April 27, 2023	May 4, 1964
Guillermo Oscar Braunbeck	External specialist	April 27, 2023	December 8, 1972

The term of office of all of our audit committee members will expire at the annual shareholder’s meeting to be held in 2025.

The following is a summary of the business experience of the members of our audit committee.

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

Andiara Pedroso Petterle. Mrs. Petterle has been a member of our audit committee since April 27, 2023. Please see “—Board of Directors” for her biography.

Heraldo Gilberto de Oliveira. Mr. Oliveira has been a member of our audit committee since January 2021. He is an accounting expert and consultant specializing in accounting, corporate and tax matters and is certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) as an Experienced Management Advisor (CCA+ IBGC) and Experienced Audit Committee Member (CCoAud+ IBGC). Currently, Mr. Oliveira holds the following positions: Central Bank-qualified independent member of the board of directors and chairman of the audit committee of China Construction Bank (Brazil) Banco Múltiplo S.A. since 2014; coordinator of audit committee of Iguá Saneamento S.A. since 2017 and member of the people and remuneration committee since 2018; member of the audit committee of Auren Energia S.A. since 2022; coordinator of the audit, risks and compliance committee of CLI – Corredor Logística e Infraestrutura S.A. since 2022; and chairman of the supervisory board of Mangels Industrial S.A. since 2022. Prior to that, he was a member of the board of directors and audit committee of Sabesp – Companhia de Saneamento Básico de São Paulo (from 2009 to 2013); member of the fiscal council and audit committee of CESP – Companhia Energética de São Paulo (from 2019 to 2022); member of the board of directors of GASMIG - Companhia de Gás de Minas Gerais in 2022; member of the board of directors and coordinator of the audit committee of Bicbanco - Banco Industrial e Comercial S.A. (from 2009 to 2013); member of the board of directors and coordinator of the audit committee of Banco Nossa Caixa S.A. (from 2007 to 2008); member of the fiscal councils of Suzano Holding S.A. (from 2014 to 2019), S.A Correio Braziliense (from 2016 to 2018), International Scholl S.A. (from 2021 to 2022), ANPEI - National Association for Research and Development of Innovative Companies (ANPEI - Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) from 2017 to 2020, IPLF Holding (from 2014 to 2019) and Tevec Sistemas S.A. (from 2016 to 2017); and an alternate member of the board of directors of IRB Brasil Re (from 2019 to 2021). Previously, he was a professor and project coordinator at FIPECAFI - Institute of Accounting, Actuarial and Financial Research Foundation (FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras), a director of the Brazilian Institute of Finance Executives of São Paulo (IBEF SP - Instituto Brasileiro de Executivos de Finanças de São Paulo) and a director of the National Association of Executives (ANEFAC - Associação Nacional de Executivos). Mr. Oliveira holds a degree in administration and accounting sciences and a master’s degree in accounting and controllership from the School of Economics, Management, Accounting and Actuarial Sciences at the University of São Paulo (FEA - USP).

Guillermo Oscar Braunbeck. Mr. Guillermo holds a bachelor’s degree in economic sciences from the State University of Campinas (UNICAMP) and a Ph.D. in control and accounting from the School of Economics, Administration, Accounting, and Actuarial Sciences at the University of São Paulo (FEA-USP). Currently, Mr. Guillermo serves as a regular fiscal council member at Anima Holding S.A., CESP, CPqD, and Companhia de Navegação Norsul. He is also the vice-technical coordinator and voting member of the Accounting Pronouncements Committee (CPC) and has been the CFO of the CPC Support Foundation since March 2016. Additionally, he is active in academia, holding the position of professor-doctor at FEA-USP since 2014 and serving as a guest professor in the competitiveness management master’s program at Fundação Getúlio Vargas since 2017.

People, Culture and Compensation Committee

Our people, culture and compensation committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our people, culture and compensation committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) discuss and propose to our board of directors our organizational structure; (3) evaluate and propose to our board of directors management and personnel development policies, as well as guidelines for attracting and retaining talent; (4) identify, including within our subsidiaries, potential future leaders and monitor the development of their respective careers; (5) evaluate and discuss the recruitment and hiring methods adopted by us and by our subsidiaries, using similar Brazilian companies as a parameter; (6) analyze the candidates to be elected to as a member of our board of directors and as a member of the board of director’s advisory committees, including independent members, based on their professional experience, technical training, as well as economic, social and cultural representativeness; (7) examine and recommend to our board of directors the candidates selected for our management; (8) evaluate and discuss the compensation policy for members of our management by proposing to our board of directors the criteria for compensation, benefits and other programs, including stock option plans; (9) periodically present to our board of directors its assessment of the effectiveness of the compensation policies adopted by us; (10) discuss and propose to our board of directors the criteria for the annual assessment of our management’s performance, using similar Brazilian companies as a parameter; and (11) other duties that may be designated by our board of directors.

Our people, culture and compensation committee is currently composed of Renata Mora, which a summary of her business experience is detailed below, and Leila Abraham Loria, Andiara Pedroso Petterle, Julio Cesar de Queiroz and Enéas Cesar Pestana Neto, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Renata Moura. Mrs. Moura has over 20 years of professional experience across five different companies and sectors. Mrs. Moura started her career at AMBEV in the consumer sector, then transitioned to the telecommunications industry during the privatization of the sector at OI. She worked at Santander following its acquisition of BANESPA and four other banks in Brazil. In the retail sector, she worked at Grupo Carrefour. She also worked in the real estate sector at Cyrela, where she held leadership positions in the human resources, legal, and sustainability departments. Mrs. Moura holds a bachelor’s degree in law and has pursued further education with an MBA in operations from IE Business School in Spain, a specialization from Fundação Dom Cabral (FDC/Insead), and a post-graduate degree from the Instituto de Pós-(COPPEAD/RJ). Currently, she serves as a director and member of the human resources committee for entities such as Akatu and Localiza.

Finance and Investments Committee

Our finance and investments committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our finance and investments committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best economic and financial standards and the process of implementing and maintaining such standards by proposing changes, updates and improvements to our board of directors; (3) analyze and review our budget; (4) analyze and review the economic and financial viability of our investment plans and programs; (5) analyze, review and recommend measures and actions related to any merger and acquisition or any similar transaction involving us or any of our subsidiaries; (6) monitor any transaction and negotiations mentioned in item (5) above; (7) analyze and review the economic and financial ratios, cash flow and indebtedness policy, and suggest changes and adjustments whenever deemed necessary; (8) monitor the average cost of our capital structure and suggest changes, whenever deemed necessary, as well as evaluate and discuss alternatives for attracting new investments; (9) analyze and recommend opportunities in relation to financing transactions that may improve our capital structure, in addition to analyzing and discussing working capital needs and their impacts on our capital structure; (10) assist our board of directors and management in the analysis of the Brazilian and global economic situation and its potential impact on our financial position, as well as in the preparation of scenarios and trends, in the assessment of opportunities and risks and in the definition of strategies to be adopted by us with respect to our financial policy; (11) monitor the trading patterns of our securities in the Brazilian and U.S. markets, as well as the opinions of the main investment analysts; and (12) other duties that may be designated by our board of directors.

Our finance and investments committee is currently composed of Miguel Maia Mickelberg, which a summary of his business experience is detailed below, and Leonardo Gomes Pereira, Enéas Cesar Pestana Neto, José Guimarães Monforte and Julio Cesar de Queiroz, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Miguel Maia Mickelberg. Mr. Mickelberg holds a degree in Economics from UFRGS and an MBA from MIT Sloan School of Management, having obtained the Certificate in Finance from the same school. Miguel has been with Cyrela since 2007 and currently serves as Chief Financial Officer (CFO) and Investor Relations Director. He is currently responsible for the areas of controllership, financial planning, accounting, taxes, investor relations, corporate debt issuance, project-linked debt issuance, and information technology. Before assuming the role of CFO, Miguel was the Controller at Cyrela. Miguel is currently a member of the Board of Directors of Cury Construtora e Incorporadora S.A., Lavvi Empreendimentos Imobiliários S.A., and Plano & Plano Desenvolvimento Imobiliário S.A.

Corporate Governance, Sustainability and Recommendation Committee

Our corporate governance, sustainability and recommendation committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our corporate governance, sustainability and recommendation committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best corporate governance and sustainability practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required; (3) ensure the proper functioning of our board of directors, management and the advisory committees of our board of directors and the relationship between such entities and between them and our shareholders, and, accordingly, periodically review and recommend to our board of directors changes with respect to their corresponding operation and duties; (4) periodically prepare or review, as the case may be, our bylaws, codes and policies, the committee’s internal regulation, as well as any other documents related to our corporate governance; (5) keep our board of directors informed and updated with respect to laws and regulations, as well as monitor the implementation of regulations and recommendations in force and practiced in the market, including in relation to the rules that may be created and that could impact our corporate and capital market activities; (6) draft, submit to our board of directors and periodically review our transactions with related parties policy, as well as all other policies necessary for the adoption of the best management and corporate governance practices; (7) advise our board of directors on all aspects related to sustainability, including with regard to actions aimed at promoting conscious consumption by our customers, suppliers and employees; (8) advise and recommend the adoption of waste management programs, encouraging small producers and food security; and (9) acknowledge and analyze the transactions with related parties.

Our corporate governance, sustainability and recommendation committee is currently composed of José Guimarães Monforte, Leonardo Gomes Pereira and Leila Abraham Loria, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Fiscal Council

Under the Brazilian Corporate Law, a fiscal council (conselho fiscal) is a separate governance body, independent of management and the independent auditors. The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report their findings to shareholders. The fiscal council is a non-permanent body that, according to our bylaws, may be formed with a minimum of three and a maximum of five members, who must all be residents of Brazil, regardless of whether they are shareholders or not. The fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares. On April, 27, 2023, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. The current members of our fiscal council are: Artemio Bertholini and his alternate Márcio Belli, Edson Fernandes and his alternate Ricardo Rodil, Leda Hahn and his alternate Rene Martins. The term of office of all of our fiscal council members will expire at the annual shareholder’s meeting to be held in 2024. For more information about our fiscal council, see “Item 10. Additional Information—B. Bylaws—Fiscal Council.”

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

B. Compensation

For the year ended December 31, 2023, the aggregate compensation expense for our board of directors, executive officers and fiscal council was R$65.4 million, composed of: (1) R$17.8 million for our board of directors (R$9.8 million in fixed compensation and R$8.0 million in share-based compensation); (2) R$47.2 million for our executive officers (R$9.5 million in fixed compensation, R$26.8 million in variable compensation and R$10.9 million in share-based compensation); and (3) R$0.5 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also received a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

For the year ended December 31, 2024, the aggregate compensation expense for our board of directors, executive officers and fiscal council is expected to be R$61.1 million, composed of: (1) R$10.8 million for our board of directors in fixed compensation; (2) R$49.8 million for our executive officers (R$11.8 million in fixed compensation, R$18.5 million in variable compensation and R$17.4 million in share-based compensation) and R$2.0 million in termination; and (3) R$0.5 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. In addition, we expect to incur costs of R$25.5 million in 2024 connection with our Executive Partner Program, a one-off grant of share rights for our CEO and Vice-Presidents of core areas, subject to approval of the program at our extraordinary general shareholders’ meeting to be held on April 26, 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Proposed Changes to Management Compensation Structure.”

Profit Sharing Plan

Sendas has established a profit-sharing plan for its management team. The plan and its regulations do not extend to board members. For the year ended December 31, 2023, the board has endorsed a performance indicator panel percentage range for our executive officers, with a minimum of 80% and a maximum of 120%. This range differs from that applicable to other officers, who have a range of 0% to 200%.

Sendas employs performance indicators aligned with its strategic planning, encompassing both financial and non-financial outcomes. Financial indicators include net sales, net margin, general administrative and sales expenses, EBITDA, net profit, net debt, and an ESG index covering women in leadership and carbon emissions.

The total payout under the profit-sharing programs is constrained by predefined terms and conditions.

Calculation and Accounting

The People, Culture, and Compensation Committee approves the performance indicators governing variable compensation for the chief executive officer and the other executives. These indicators encompass 50% business metrics (financial and ESG), 30% quantitative and qualitative criteria, and 20% individual assessment (discretionary). Each indicator carries a weight with a goal set at 100%, allowing for an achievement range of 80% to 120%.

Starting from October of the applicable preceding year, the calculation provisions for B0 are made, assuming a 100% achievement of performance indicators. Quarterly provisions are initiated from April of the applicable profit sharing plan exercise year. In October of the exercise year, a preliminary simulation is conducted based on indicator attainment until September 30. The final provision calculation occurs in December of the exercise year.

The People, Culture, and Compensation Committee validates the individual evaluation (discretionary) of the chief executive officer and other executives, subject to possible calibrations within the allocated budget.

Group and individual indicator results are assessed against pre-defined goals, approved by the People, Culture, and Compensation Committee and our board of directors, respectively. The weight assigned to each indicator determines the percentage applied to the goal, thereby influencing the profit sharing program outcome for each individual.

Per the plan terms, each eligible member is assigned an annual target calculated based on the base salary for profit-sharing plan valuation. The individual profit-sharing amount is contingent on: (1) Sendas consolidated results; (2) business segment or department outcomes, as applicable; and (3) individual performance. The final amount is derived from multiplying the individual value. For the year ending on December 31, 2023, our executives received R$11.5 million under this profit-sharing plan, constituting part of their variable compensation.

Stock-Based Compensation

Sendas Stock-Based Compensation Plans

At an extraordinary shareholders’ meeting held on December 31, 2020, the shareholders of Sendas approved: (1) a stock-based compensation plan (the “Sendas Compensation Plan”); and (2) a stock option plan (the “Sendas Stock Option Plan”).

General Terms and Conditions

The objectives of the Sendas Compensation Plan and the Sendas Stock Option Plan are as follows:

(1) attracting and retaining highly qualified executives and professionals associated with Sendas;

(2) enabling managers and employees of Sendas to actively participate in its capital structure and benefit from equity increases resulting from their contributions to our; and

(3) aligning the interests of managers with those of shareholders, thereby fostering the performance of these professionals and ensuring their continued commitment to the management of Sendas.

Sendas believes that by providing its directors and officers the opportunity to become investors, it not only incentivizes their performance but also aims to create value for Sendas and its shareholders.

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

At the end of the vesting period (i.e., 36 months), the participant receives the exercise term of the option and Sendas shall inform: (1) the total exercise price to be paid; (2) the date of delivery to the participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the board of directors; (3) the number of shares to be delivered to the participant; and (4) the period in which the participant must pay the total exercise price, in local currency, by means of a discount on the participant’s payroll, with charges.

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

Termination

The options granted under the Sendas Compensation Plan and the Sendas Stock Option Plan will be automatically extinguished, ceasing all effects, in the following cases: (1) at the time of their full exercise; (2) after the end of the period of validity of the purchase option; (3) by the termination of the relevant option agreement by common agreement between Sendas and the participant; or (4) if Sendas is dissolved, liquidated or is declared bankrupt. In the event of a participant’s dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability or death, the rights conferred upon a recipient in accordance with the Sendas Compensation Plan or Sendas Stock Option Plan may be extinguished or modified as follows:

●	dismissal from Sendas without just cause or removal from office without violation of duties and duties of administrator, the participant may exercise, within 10 days from the date of termination, the number of options calculated pro rata in relation to the applicable Grace Period.

●	dismissal from Sendas, for just cause or removal from office for violating the duties and duties of administrator, all purchase options already exercisable or not yet exercisable in accordance with the respective option agreement on the date of its termination will be automatically extinguished, in full right, regardless of notice or notice and without the right to any indemnification.

●	upon resigning from Sendas or renouncement from management, all purchase options already exercised or not yet exercisable in accordance with the respective option agreement on the date of its termination will be automatically extinguished, in full, regardless of notice or notice and without the right to any indemnification.

●	upon resigning from Sendas, voluntarily having retired in the course of the employment contract, within 15 days from the date of termination, the participant may exercise all purchase options in accordance with the option agreement, including the purchase options in the applicable Grace Period. If there is no exercise by the participant within the period mentioned above, all non-exercised purchase options will be automatically extinguished, in full, regardless of notice or notification and without the right to any indemnification.

●	upon death or resigning from Sendas due to permanent disability, within 30 days as of the date of expedition of the inventory or of the competent court order empowering the participant’s legal heirs and successors in case of death or declaration of permanent disability issued by the Brazilian Institute of Social Security (INSS), the participant’s empowered legal heirs and successors, as the case may be, may exercise all of the call options under the relevant option contract, including the call options during the applicable vesting period. If the exercise is not made by the heirs or legal successors of the participant within the above-mentioned period, all the purchase options not exercised will be automatically extinguished, by operation of law, regardless of prior notice or notification, and without any right to any indemnification.

Maximum Number of Shares and Options

The combined total number of options available for grant under both the Sendas Compensation Plan and the Sendas Stock Option Plan shall not exceed 2% of the total common shares issued by Sendas. This limitation applies with the exception of adjustments resulting from stock splits, reverse stock splits and bonuses.

Since 2023, we ceased to grant stock options to our executive officers within the scope of the existing Sendas stock-based compensation plans. In addition, our board of directors intends to discontinue the use of such plans for our other employees as of 2025. Option awards already granted will remain in force without any change.

Phantom Shares

At the extraordinary general shareholders’ meeting held on July 14, 2023, our shareholders approved the implementation of a one-off cash-settled phantom shares plan specifically designed for our executive officers. The total number of shares for 2023 was 1,989,465, calculated based on the salary of December 2022 and the new multiple of salary defined based on the survey conducted by Korn Ferry, divided by the closing price of the last 20 trading sessions prior to the date of June 1, 2023.

The phantom shares granted under this plan are subject to a phased vesting structure with release occurring gradually in installments. 20% of the shares will be released during the third year, another 20% in the fourth year, and the remaining 60% in the fifth year.

The distribution of phantom shares is delineated as follows: 50% for executive retention and the remaining 50% tied to performance indicators, as detailed in the table below:

Indicator	Date of Calculation	Weight
Percentage of people with disabilities employed in the company	31/12/2026
31/12/2027
31/12/2028

Percentage of women in leadership positions	31/12/2026
	31/12/2027	30%
31/12/2028

Total carbon emissions (carbon footprint) of scope 1 and 2 (tones of CO equivalent)	31/12/2026
31/12/2027
31/12/2028

Operational Cash Flow	31/12/2026
	31/12/2027	70%
31/12/2028

In the third year, an evaluation of performance indicators will be undertaken. Should the predetermined indicators not be attained, the corresponding value for that year has the option to be aggregated with the achievements of the fourth year or, alternatively, it may be carried forward to accumulate until the fifth year. However, if the fifth year is reached without the successful accomplishment of the indicator, the value corresponding to the proportion of this particular indicator will be reset to zero. This approach allows for flexibility in aligning performance outcomes with established timelines and provides a mechanism for reassessment if necessary.

Each phantom share represents the right to receive, in cash, the equivalent value of the average price of one share of our company over the 20 trading sessions immediately preceding each vesting date, provided that the beneficiary is still employed by us on the vesting date. The phantom shares will be subject to a total vesting period of five years, with partial vesting starting from the 3rd year, as follows: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year. For the long-term incentives in 2023, we will allocate 50% with the goal of retaining executives and the remaining 50% based on performance scores.

The governance and monitoring of the phantom shares plan involve the following departments: (i) HR compensation department – management of the plan, HR indicators, calculation and payments, (ii) the sustainability department – sustainability indicators, (iii) management control department – financial indicators, (iv) accounting department – stock accounting; and (v) board of directors – final approval of the amounts to be paid.

Starting from the date of granting of the phantom shares in August 2023, the first payment is scheduled for 36 months later, followed by the second payment at the 48-month mark, and the third at the 60-month mark. All payments will be processed through the payroll, with the deduction of any applicable taxes.

Termination of the phantom shares plan will be as following:

●	Dismissal by the executive officer’s own initiative: All phantom shares will be immediately canceled and extinguished.

●	Dismissal from Sendas, for just cause: All phantom shares will be immediately canceled and extinguished.

●	Dismissal from Sendas without just cause: The proportional portion of phantom shares that would become vested at the end of the current vesting period may be retained, while the remaining non-vested phantom shares will be canceled and extinguished without any form of compensation or indemnification to the executive officer, regardless of prior notice or notification.

●	Upon death or resignation from Sendas due to permanent disability or retirement: All vested phantom shares and the proportional portion of non-vested phantom shares that would become vested at the end of the current Vesting Period may be retained, while the remaining non-vested phantom shares will be canceled and extinguished without any form of compensation or indemnification to the executive officer, regardless of prior notice or notification.

As of December 31, 2023, the amount of the liability corresponding to the plan, including payroll charges, in recorded is “Other accounts payable” in the amount of R$4 million and the total expense recognized, including payroll charges, was R$4 million and the fair value of this plan in that date was R$35 million, including charges.

ASAI3 Stock Purchase Commitment

At the extraordinary general shareholders’ meeting held on July 14, 2023, Sendas shareholders approved the ASAI3 stock purchase commitment for our executive officers. The acquisition of ASAI3 shares occurred on August 4, 2023.

Our executive officers signed an Investment Commitment Agreement in Shares on July 28, 2023, specifying the total amount that should be invested in the stock purchase. This agreement outlines the conditions and rules that must be followed.

The shares will be locked up as follows: (a) five-year lock-up for the chief executive officer; (b) three-year lock-up for the other executive officers; or (c) until they quit their respective positions as executive officers, whichever occurs first.

After the share acquisition of the shares, the executive officer forwarded proof of the mercantile operation to our executive management area for monitoring and control. After each quarterly closing, our compensation department will inform our Chief Human Resources Officer (CHRO) of the share ownership position of each statutory director, using brokerage statements.

This stock purchase commitment aligns with our strategy of establishing Stock Ownership Guidelines governance model to ensure the alignment of interests between shareholders and executive officers.

Stock Options Exercised and Shares Delivered

In 2023, 2022 or 2021, no stock options were exercised by our directors or executive officers under the Sendas stock-based compensation plans.

Outstanding Stock Options under Sendas Stock-Based Compensation Plans

The chart below sets forth the stock options outstanding as of December 31, 2023, which were granted to our executive officers under the Sendas stock-based compensation plans, as well as the phantom shares awarded:

	Sendas B8 Series	Sendas C8 Series	Sendas B9 Series	Sendas C9 Series	Sendas Phantom Shares	Sendas Phantom Shares	Sendas Phantom Shares
Date of grant/award date	May 31, 2021	May 31, 2021	May 31, 2022	May 31, 2022	August 1, 2023	August 1, 2023	August 1, 2023
Number of options/shares granted	88,600	88,600	820,825	820,825	397,893	397,893	1,193,679
Deadline for options to become exercisable	June 1, 2024	June 1, 2024	June 1, 2025	June 1, 2025	N/A	N/A	N/A
Deadline for the exercise of options/delivery of shares	November 30, 2024	November 30, 2024	November 30, 2025	November 30, 2025	August 1, 2026	August 1, 2027	August 1, 2028
Blocking period	N/A	180 days	N/A	180 days	N/A	N/A	N/A
Weighted average exercise price for each of the following stock groups:
Strike price on the grant date (in R$ per share)	0.01	13.39	0.01	12.53	0.00	0.00	0.00
Losses in the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	13.39	0.01	12.53	0.00	0.00	0.00
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options granted as of December 31, 2023/market value of shares on award date (in R$ per share)	17.21	7.69	15.27	7.35	11.39	11.39	11.39

Proposed Changes to Management Compensation Structure

In connection with our transformation into a non-controlled corporation, we have reviewed our management compensation structure to better align with the interests of our investors. The purpose of the new compensation model is to retain and motivate executives, rewarding the achievement of our performance goals aimed at creating value. To that end, our management has proposed a new compensation model that will be voted at our ordinary and extraordinary general shareholders’ meetings to be held on April 26, 2024. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Proposed Changes to Management Compensation Structure.”

Insurance

We maintain officers’ and directors’ liability insurance, covering all of our managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$200 million.

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2023, we had 77,370 employees (based on the full-time number of employees at stores, distribution and administrative centers, including active and absent employees, but excluding interns and underage apprentices), all of which were located in Brazil. As of December 31, 2022 and 2021, we had 73,898 employees and 55,979 employees, respectively (including active and absent employees), all of which were located in Brazil.

The following table sets forth the number of our employees by function as of December 31, 2023:

As of December 31, 2023
Operational	71,600
Administrative(1)	5,660
Technical	110
Total	77,370

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our turnover rates for the years ended December 31, 2023, 2022 and 2021 were 29.4%, 26.0%, and 27.5%, respectively.

We offer our employees more than 3,625 professional development courses through Assaí University, which is primarily an online platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2023, we invested 2.8 million hours and R$23.4 million in employee training.

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information concerning the ownership of Sendas common shares as of March 29, 2024, by each person whom we know to be the owner of more than 5% of the outstanding Sendas common shares, and by all of Sendas’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Sendas’s common shares. Sendas’s principal shareholders have the same voting rights as other holders of Sendas’s common shares.

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

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
BlackRock, Inc.	144,818,814	10.71	144,818,814	10.71
Orbis Invest	135,224,591	10.00	135,224,591	10.00
Conifer Management, LLC	67,700,000	5.01	67,700,000	5.01
Directors and Officers(1)	4,105,675	0.30	4,105,675	0.30
Others	999,984,120	73.97	999,984,120	73.97
Total	1,351,833,200	100.00	1,351,833,200	100.00

(1)	Refers to the amount of Sendas common shares that our directors and officers own directly. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

As of March 29, 2024, Sendas had 45,312 record holders in Brazil. On March 29, 2024, 106,272,460 Sendas common shares were held in the form of ADSs, representing 7.86% of the total of Sendas’s common shares.

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

On March 21, 2023, Wilkes Participações S.A. concluded the sale of an aggregate 254,000,000 Sendas common shares, including 2,340,957 ADSs, at a price of R$16.00 per common share (and US$15.13 per ADS) in a global offering which consisted of an international offering outside Brazil and a concurrent public offering with restricted selling efforts in Brazil. The international offering included a registered offering of ADSs in the United States with the SEC under the Securities Act. As a result of the global offering, the Casino Group’s ownership stake in Sendas decreased from 30.5% to 11.7%.

Additionally, on June 23, 2023, Wilkes Participações S.A., Géant International B.V. and Segisor S.A.S. concluded the sale of an aggregate 157,582,580 Sendas common shares, representing 11.67% of its share capital, through a block trade operation. the Casino Group’s ownership stake in Sendas decreased to less than 0.01% and Sendas currently does not have a controlling shareholder or control group.

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

On August 1, 2023, we received a letter from BlackRock, stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, on July 28, 2023, BlackRock’s aggregated holdings totaled (1) 144,818,814 Sendas common shares, representing 10.725% of the total common shares issued by Sendas, consisting of 142,073,364 Sendas common shares and 549,090 Sendas ADSs (representing 2,745,450 Sendas common shares); and (2) 5,289,534 cash settled derivatives, representing approximately 0.391% of the total common shares issued by Sendas.

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

Orbis Shareholding Interest

On March 17, 2023, we received a letter from Orbis Investment Management Limited and affiliated entities (collectively, “Orbis”), stating that Orbis had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, March 17, 2023, Orbis’s aggregated holdings totaled (1) 59,452,528 Sendas common shares; and (2) 3,968,761 ADSs, representing approximately 5,88% of the total common shares issued by Sendas.

On November 27, 2023, we received a letter from Orbis, stating that Orbis had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, November 27, 2023, Orbis’s aggregated holdings totaled (1) 101,307,801 Sendas common shares; and (2) 6,783,358 ADSs, representing approximately 10.0% of the total common shares issued by Sendas.

B. Related Party Transactions

As a result of the Casino Group’s disposition of our common shares in 2022 and 2023, as further described above under “—A. Major Shareholders—Changes in Share Ownership,” the Casino Group and CBD are no longer considered our related parties.

For the period from January 1, 2023 to the date of this annual report, we were not party to any material or unusual transactions with related parties, and no such transactions are presently proposed.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 17 to our audited financial statements included in this annual report.

We have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

As of December 31, 2023
(in millions of R$)

Tax proceedings	62
Labor proceedings	163
Civil proceedings	38
Total	263

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

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); and (2) a disagreement with the Finance Department of the Brazilian federal government regarding the tax rate of state value added tax known as ICMS, calculated on electricity bills. As of December 31, 2023, we had provisioned R$62 million (R$55 million as of December 31, 2022) with respect to our tax proceedings.

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

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2023, we had provisioned R$163 million (R$86 million as of December 31, 2022) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of December 31, 2023, we had provisioned R$38 million (R$24 million as of December 31, 2022) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2023, we had recorded provisions for these lawsuits in the amount of R$32 million (R$19 million as of December 31, 2022).

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of December 31, 2023, we had recorded provisions for these lawsuits in the amount of R$6 million (R$5 million as of December 31, 2022).

Administrative Proceedings

Our investor relation officer is a defendant in two administrative proceedings initiated by CVM involving alleged disclosures of information about us in violation of the Brazilian capital markets regulations. We have proposed commitment agreements, which are currently being reviewed by CVM. As of December 31, 2023, we had recorded provisions for these proceedings in the amount of R$0.34 million.

Contingent Liabilities for which No Provision has been Recorded

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings. As of December 31, 2023, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$3,090 million (R$2,443 million as of December 31, 2022). Out of such amount, R$1,494 million (R$1,398 million related to tax and R$96 million civil and others matters) is subject to reimbursement from our former controlling shareholders, CBD.

These proceedings include tax proceedings (including tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments and fines due to non-compliance with ancillary obligations, among other less relevant issues) and civil proceedings (including lawsuits requesting the review of lease amounts). In addition, we are party to two civil proceedings relating to alleged collective moral and social damage inflicted on the Black population by us, relating to alleged incidents that occurred at one of our stores in the cities of Mauá and Limeira, State of São Paulo, in July and August 2021. These proceedings are under court review. For more information about these legal and administrative proceedings, see note 17.4 to our audited financial statements included in this annual report.

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

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 2023, 2022 and 2021, we paid dividends to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

According to Brazilian Corporate Law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting.

For further information, see “Item 10. Additional Information—B. Bylaws—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

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

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
Dividends and interest on own capital paid	118	168	148

There will be no payment of dividends related to December 31, 2023 because we used all net income for the year to constitute the tax incentive reserve.

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

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2023.

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

Trading on the B3 may only be performed by or through intermediary institutions. B3 trading sessions are conducted every business day, from 10:00 a.m. to 5:55 p.m. or from 10:00 a.m. to 4:55 p.m. during daylight savings time in the United States on an automated system known as PUMA (Plataforma Unificada Multiativos) Trading System. Trading is also conducted between 6:25 p.m. and 6:45 p.m. or between 5:30 p.m. and 6:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

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

Under Brazilian Corporate Law, a company is either publicly held (companhia aberta), like us, or privately held (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a publicly held company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material fact or has provided inadequate responses to inquiries made by the CVM or the B3.

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

Corporate Governance Practices

In 2000, B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the Novo Mercado. Novo Mercado rules were amended in in 2006, 2011, 2018, and 2023. These stock market segments have the purpose of prompting public companies to: (1) disclose information to the market and their shareholders in connection with their business in addition to other disclosures required by law; and (2) adopt corporate governance practices, such as best practices for management, transparency standards and protection of minority shareholders.

Our common shares are listed on the Novo Mercado. To list its shares on the Novo Mercado, a company and the B3 must enter into the Novo Mercado Participation Agreement and the company’s bylaws must comply with the rules of the Novo Mercado, which are stricter than those provided for under Brazilian Corporate Law, such as requirements to: (1) issue common shares only; (2) maintain a free float of at least 20.0% of their outstanding common shares or at least 15.0% of their outstanding shares for companies that have an average daily trading volume of at least R$20.0 million considering the 12 previous months; (3) agree to adopt and disclose (a) a code of conduct that establishes the principles and values that guide the company, (b) a trading policy that applies to the issuer, its controlling shareholder, the members of its board of directors, board of executive officers and fiscal council, as well as the members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws and any employees and third parties hired by the company that have permanent or sparse access to relevant information; (c) a related party transactions policy, (d) a risk management policy, (e) a compensation policy, and (f) a policy that determines the criteria and the proceedings to nominate the management of the Company, and (g) resolve and require the issuer, its shareholders, members of its board of directors, board of executive officers and fiscal council to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado).

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

Periodic and Occasional Disclosure Requirements

According to Brazilian Corporate Law and CVM regulations, a publicly held company must submit certain periodic information to the CVM and the B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and the B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

●	establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

●	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a publicly held company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

●	oblige the publicly held company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or news websites chosen and disclosed by such company;

●	require the acquirer of a controlling stake in a publicly held company to publish a material fact, including its intentions as to whether or not to de-list the corporation’s shares within one year;

●	require management, members of the fiscal council, if installed, or of any technical or advising body of a publicly held company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

●	require that any person who increases or decreases participation in our share capital directly or indirectly that crosses the threshold of any multiple of 5.0% (i.e., 5.0%, 10.0%, 15.0% and so forth) of our share capital must disclose information regarding such acquisition or disposition; and

●	forbid trading on the basis of insider information.

Under the terms of CVM Resolution No. 44, dated August 23, 2021, public companies may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when a controlling shareholders or member of the management consider that such disclosure will pose a risk to the company’s legitimate interest.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Pursuant to the Novo Mercado rules and for so long as we are listed on the Novo Mercado, our share capital must consist exclusively of common shares.

On December 31, 2023, our capital stock was represented by 1,351,833,200 common shares with no par value.

Our board of directors is authorized to increase our capital stock up to the limit of 2,000,000,000 shares, regardless of any amendment to our bylaws, upon resolution of the board of directors, which will establish the applicable terms and conditions.

B. Bylaws

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

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of Sendas ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 17%). See “—E. Taxation—Material Brazilian Tax Consequences—Material Brazilian Tax Consequences for Non-Resident Holders of Sendas Common Shares and Sendas ADSs—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

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

According to the Brazilian Corporate Law, our fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, and its term ends at the first annual shareholders meeting following its creation. As prescribed by CVM Resolution No. 70/2022, this percentage may be reduced to 2.0% of each company’s voting capital, depending on the company’s capital stock. Taking into consideration our current capital, shareholders representing 2.0% of our voting share capital may request the appointment of the fiscal council. The request to install a fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

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

On April 27, 2023, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Fiscal Council.”

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

Other Committees

Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: (1) people, culture and compensation committee; (2) finance and investments committee; and (3) corporate governance, sustainability and recommendation committee.

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

According to the Brazilian Corporate Law and if we have a controlling shareholder, holders of our common shares that are not controlling shareholders and represent at least 15% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

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

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporate Law, the following actions, among others, may be taken only at a shareholders’ meeting:

●	the amendment of our bylaws;

●	the appointment or removal of members of our board of directors;

●	the appointment or removal of the Chairman or the Vice Chairman of our board of directors;

●	the approval of annual management’s accounts and our annual financial statements;

●	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (2,000,000,000 common shares);

●	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

●	the approval of any proposal to change our corporate, amalgamate, merge our company with or into another company, spin-off or split our company, or any other form of restructuring of our company;

●	the approval of any proposal for the dissolution or liquidation of our company, or for the appointment or replacement of the liquidator;

●	the approval of the accounts of the liquidator;

●	the establishment of the global annual compensation of the members of our board of directors and board of executive officers; and

●	approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais, observed that the shareholders representing related parties in the transaction shall abstain from voting.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by the Vice Chairman of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporate Law, shareholders’ meetings also may be called by:

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

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in a widely circulated newspaper, which is currently O Estado de São Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 21 days before the date of the meeting on the first call, and no later than 8 days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

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

Not applicable.

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

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as us, to a Non-Brazilian Holder of common shares or ADSs are currently exempt from withholding income tax (“WHT”) in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

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

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented. Thus, there can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. At any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

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

Please note that there is currently legislation pending before the Brazilian Congress discussing the repeal of interest on shareholders’ equity. It is not possible to predict whether such a repeal will effectively occur or if the tax regime applicable to the payment of interest on shareholders’ equity will undergo changes, and what the changes will be.

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

Finally, it is worth noting that Law No. 14,596 introduced severe changes to Brazilian transfer pricing rules. Law No. 14,596 reduced the minimum rate used for classifying countries as Low or Nil Taxation Jurisdiction from 20% to 17%. In this sense, under the provisions of Law No. 14,596, compliance with the requirements set forth by Ordinance No. 488, of 2014, may not be necessary.

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

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular investor’s decision to acquire Sendas Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their Sendas Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, estate, gift or other tax law (including the Medicare tax on net investment income) that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities or other persons who elect to apply a mark-to-market method of tax accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	persons whose functional currency is not the U.S. dollar;

●	expatriates and former long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to an alternative minimum tax;

●	persons who own or are deemed to own 10% or more (by vote or value) of Sendas’s voting stock;

●	persons who hold the Sendas Shares as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale,” “wash sale” or other integrated transaction;

●	persons owning Sendas Shares in connection with a trade or business conducted outside the United States;

●	persons who file applicable financial statements required to recognize income when associated revenue is reflected on such financial statements;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sendas Shares, that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2023. However, there can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. Further, if Sendas is a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares and any of Sendas’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of Sendas’s subsidiaries.

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

F. Dividends and Paying Agents

The dividend paying agent for shareholders is Banco Itaú Corretora de Valores S.A. For additional detail, see “—Bylaws—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

For more information about our market risks and the sensitivity analyses of these risks, see note 16 to our audited financial statements included in this annual report.

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

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you are an ADR holder and hold your ADSs directly. If you have a beneficial ownership interest in ADSs but hold the ADSs through your broker or financial institution nominee, you are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. If you are a beneficial owner, you will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by you, and the arrangements between you and such ADR holder may affect your ability to exercise any rights you may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holder’s name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

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

To the extent that (A) the depositary has been provided with at least 35 days’ notice of a meeting from us, (B) the depositary’s notice to ADR holders (described in the preceding paragraph) has been received by all ADR holders and beneficial owners of ADSs no less than 10 days prior to the date of the meeting and/or the cut-off date for the solicitation of consents, and (C) the depositary does not receive instructions on a particular agenda item from an ADR holder (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) in a timely manner, such ADR holder shall be deemed, and under the deposit agreement the depositary is instructed to deem such ADR holder, to have instructed the depositary to give a discretionary proxy for such agenda item(s) to a person designated by us to vote the deposited securities represented by the ADSs for which actual instructions were not so given by all such ADR holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (1) we inform the depositary in writing (and under the deposit agreement we have agreed to provide the depositary with such instruction promptly in writing) that (a) we wish such proxy to be given with respect to such agenda item(s), (b) there is no substantial opposition existing with respect to such agenda item(s) and (c) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of shares, and (2) the depositary has obtained an opinion of counsel, in form and substance satisfactory to it, confirming that (i) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in Brazil, (ii) the granting of such proxy will not result in a violation of Brazilian laws, rules, regulations or permits, (iii) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under Brazilian laws, rules and regulations, and (iv) the granting of such discretionary proxy will not under any circumstances result in the shares represented by the ADSs being treated as assets of the depositary under Brazilian laws, rules or regulations.

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

For the year ended December 31, 2023, we received reimbursements from the depositary in the aggregate amount of US$0.4 million, net of taxes.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2023, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon our evaluation, as of December 31, 2023, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on those criteria, as of December 31, 2023, our management concluded that our internal control over financial reporting is effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2023 and 2022. Ernst & Young Auditores Independentes S/S Ltda. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2021. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2023, 2022 and 2021, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)

Audit fees	6	9	4
Audit-related fees	2	—	—
Tax fees	—	—	—
All other fees	—	—	—
Total fees	8	9	4

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

Although we are not required under applicable Brazilian law, we have created a corporate governance, sustainability and recommendation committee to improve our corporate governance practices. The corporate governance, sustainability and recommendation committee is responsible for recommending and monitoring the adoption of the best corporate governance and sustainability practices, as well as coordinating the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required. For further information on our corporate governance, sustainability and recommendation committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Corporate Governance, Sustainability and Recommendation Committee.”

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

Under Brazilian corporate law, the total amount available for compensation for our directors and executive officers and for profit-sharing payments to our executive officers is set by our shareholders at the annual general shareholders’ meeting. On the other hand, the board of directors, through the people, culture and compensation committee, is responsible for recommending to the shareholders the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such recommendation, the board, through the people, culture and compensation committee, reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation. For further information on our people, culture and compensation committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees— People, Culture and Compensation Committee.”

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Our information security committee is composed of by members of our management and is responsible for monitoring and evaluating our information security actions. We convene quarterly to oversee our annual information security program, which includes key indicators and cyber area projects. Our cyber risk management process involves the mitigation or elimination of potential threats to our data and systems, as well as to ensure compliance with applicable standards and regulations.

Security processes are regular practices in which we assess our existing controls and practices and identify areas for improvement. External consultations and audits provide an objective and independent assessment of our security processes on an annual basis, along with recommendations for enhancement within our annual security program. Our chief information security officer (CISO) reports to the board, ensuring that cybersecurity is a strategic priority. He has eight years of experience in this position.

We adopt a proactive approach by conducting information security risk assessments on third parties before entering into new contracts. We believe this helps to ensure that our business partners meet the necessary security standards, protecting our interests. To support these processes, we invest in a robust technology infrastructure, utilizing cutting-edge market tools for vulnerability management, incident response, anti-malware, and other aspects of information security. This solid infrastructure is essential for maintaining the integrity, confidentiality and availability of our data. Our cybersecurity processes are constantly evolving to reflect our ongoing commitment to safeguarding our assets and data. This proactive and continuous approach is in line with our strategic planning for information security in 2024, helping us to remain resilient in an ever-changing digital environment.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, particularly our digital operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information. Our policy enforcement mechanisms, such as monitoring systems and management oversight to address these threats may not be sufficient to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, which could materially and adversely affect our business and reputation. While we are subject to cybersecurity threats, as described in the risk factor entitled “Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation. In addition, we may not be able to renew or maintain in force our software license agreements” under “Item 3. Key Information—D. Risk Factors,” we are not aware that we have experienced a material cybersecurity incident during 2023.

The sophistication of cybersecurity threats continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and protect our systems, including the regular testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency may further expose our computer systems to the risk of cybersecurity incidents.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

Sendas Distribuidora S.A.

(b)	List of Exhibits

Exhibit No.	Description
1.1*	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation).
2.1	Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.2	Form of Amendment No. 1 to the Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.3	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.2).
2.4	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, First Series) (English translation) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.5	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, Second Series) (English translation) (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.6*	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1†	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.1 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.2	First Amendment, dated as of June 30, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
4.3†*	Second Amendment, dated as of June 30, 2022, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, as amended, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
8.1	List of subsidiaries of the Registrant. As of the date of this annual report, the Registrant does not have any significant subsidiaries.
11.1	Code of Ethics (English translation) (incorporated by reference to Exhibit 11.1 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2022 (File No. 001-39928) filed with the Securities and Exchange Commission on March 14, 2023).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive and Chief Financial Officer.
15.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.
15.2*	Consent of Ernst & Young Auditores Independentes S/S Ltda.
97.1*	Clawback Policy (English translation).
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

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

Date: April 23, 2024	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
	Name:	Belmiro de Figueiredo Gomes
	Title:	Chief Executive Officer

/s/ Vitor Fagá de Almeida
	Name:	Vitor Fagá de Almeida
	Title:	Vice-President of Finance and Investor Relations

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the financial statements as of and for the year ended December 31, 2023 of the Company, and our report, dated April 23, 2024, expressed an unqualified opinion on those financial statements.

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

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 23, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and of its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations - COSO of the Treadway Commission, and our report, dated April 23, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involved our especially challenging, subjective, or complex judgments.

The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recoverability of ICMS Tax Credits - Refer to note 9 to the financial statements

Critical Audit Matter Description

The Company had recoverable ICMS tax credits amounting to R$1,085 million at December 31, 2023, whose recoverability depends on the generation of sufficient amounts of ICMS tax payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of ICMS tax payable, which are based on estimates and assumptions of future business performance and market conditions, as well as expectations as to applicable tax regulations and adoption of special tax regime obtained by the Company and used in the ICMS computation for certain States.

Auditing the recoverability of ICMS tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future ICMS tax payable that could be affected by future market or economic conditions and events.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, among others:

●	We obtained an understanding, evaluated the design and implementation and tested the operating effectiveness of relevant internal controls over Management’s assessment of the recoverability of ICMS tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.

●	We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.

●	With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.

●	We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.

●	We evaluated the related disclosures in the financial statements.

Provisions and Tax Contingencies - Refer to note 17 to the financial statements

Critical Audit Matter Description

The Company is party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable, and the amounts can be estimated. As of December 31, 2023, Management has recorded provisions in the amount of R$62 million. Additional claims and assessments of R$2,173 million were outstanding as of December 31, 2023, for which no provision was recorded. Out of this amount, R$1,494 million is subject to reimbursement from its former controlling shareholder, under the separation agreement signed by the parties.

Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law. Management’s evaluation also involves assistance from internal and external legal counsels of the Company.

Auditing Management’s assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company’s internal and external counsels; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and (iii) the additional audit efforts, which include the involvement of our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, among others:

●	We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.

●	We read and obtained an understanding on indemnification agreement entered by the Company and former controlling shareholder.

●	We tested the completeness of the tax contingencies subject to evaluation by the Company.

●	With the assistance of our tax specialists, we evaluated Management’s assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:

-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.

-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.

-	Challenging Management’s assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.

-	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.

We evaluated the related disclosures in the financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

April 23, 2024

We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A

Opinion on the Financial Statements

We have audited the accompanying Statements of Operations and Comprehensive Income, Changes in Shareholders´ Equity and Cash Flows of Sendas Distribuidora S.A (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

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

/s/ ERNST & YOUNG

Auditores Independentes S/S Ltda.

We served as the Company’s auditors from 2017 to 2021.

São Paulo, Brazil.

May 2, 2022

Sendas Distribuidora S.A.

Statement of Operations and Comprehensive Income

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Notes	2023	2022	2021
Net operating revenue	21	66,503	54,520	41,898
Cost of sales	22	(55,682)	(45,557)	(34,753)
Gross profit		10,821	8,963	7,145
Operating expenses, net
Selling expenses	22	(5,411)	(4,379)	(3,334)
General and administrative expenses	22	(831)	(787)	(588)
Depreciation and amortization		(1,394)	(919)	(638)
Share of profit of associates	11	51	44	47
Other operating revenues (expenses), net	23	49	(72)	(53)
Operating profit		3,285	2,850	2,579
Financial revenues	24	281	394	188
Financial expenses	24	(3,012)	(1,909)	(918)
Net financial result		(2,731)	(1,515)	(730)

Income before income tax and social contribution		554	1,335	1,849

Income tax and social contribution	19.1	156	(115)	(239)

Net income for the year		710	1,220	1,610
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of operations
Fair value of receivables		(7)	(2)	(1)
Income tax effect		2	1	-
Other comprehensive income (loss) for the year		(5)	(1)	(1)
Total comprehensive income for the year		705	1,219	1,609

Net income for the year attributable to:
Controlling shareholders		710	1,220	1,610
		710	1,220	1,610

Total comprehensive income attributable to:
Controlling shareholders		705	1,219	1,609
		705	1,219	1,609

Basic earnings per share attributable to controlling shareholders (in Reais - R$)	25	0.525574	0.905322	1.198020

Diluted earnings per share attributable to controlling shareholders (in Reais - R$)	25	0.524174	0.901589	1.188520

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2023 and 2022

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2023	2022
Current assets
Cash and cash equivalents	6	5,459	5,842
Trade receivables	7	1,199	570
Inventories	8	6,664	6,467
Recoverable taxes	9	1,100	1,055
Derivative financial instruments	16.9.1	48	27
Other accounts receivable		146	123
		14,616	14,084

Assets held for sale	27	-	95

Total current assets		14,616	14,179

Non-current assets
Recoverable taxes	9	573	927
Deferred income tax and social contribution	19.2	171	6
Derivative financial instruments	16.9.1	226	155
Related parties	10.1	23	252
Restricted deposits for legal proceedings	17.6	44	56
Other accounts receivable		118	9
Investments	11	864	833
Property, plant and equipment	12.3	13,148	11,582
Intangible assets	13.1	5,172	5,000
Right-of-use assets	14.1	8,222	7,619
Total non-current assets		28,561	26,439

Total assets		43,177	40,618

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheet

As of December 31, 2023 and 2022

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2023	2022
Current liabilities
Trade payables, net	15	9,759	8,538
Trade payables – Agreements	15	1,459	2,039
Trade payables – Agreements – Acquisition of hypermarkets	15	892	2,422
Borrowings	16.9.1	36	829
Debentures and promissory notes	16.9.1	2,079	431
Payroll and related taxes		624	584
Lease liabilities	14.3	532	435
Related parties	10.1	-	201
Taxes payable		298	265
Deferred revenues	18	418	328
Dividends and interest on own capital payable	20.2	-	111
Other accounts payable		328	233
Total current liabilities		16,425	16,416

Non-current liabilities
Trade payables, net	15	38	-
Trade payables – Agreements – Acquisition of hypermarkets	15	-	780
Borrowings	16.9.1	1,947	737
Debentures and promissory notes	16.9.1	11,122	10,594
Provision for legal proceedings	17	263	165
Related parties	10.1	-	60
Lease liabilities	14.3	8,652	7,925
Deferred revenues	18	37	31
Other accounts payable		63	14
Total non-current liabilities		22,122	20,306

Shareholders´ equity
Share capital	20.1	1,272	1,263
Capital reserves		56	36
Earnings reserves		3,309	2,599
Other comprehensive income		(7)	(2)
Total shareholders’ equity		4,630	3,896

Total liabilities and shareholders’ equity		43,177	40,618

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

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

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

			Earnings reserves					Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2021	788	18	157	-	709	1,095	-	(1)	2,766
Other comprehensive income
Net income for the year	-	-	-	-	-	-	1,220	-	1,220
Fair value of receivables	-	-	-	-	-	-	-	(2)	(2)
Income tax effect	-	-	-	-	-	-	-	1	1
Comprehensive income for the year	-	-	-	-	-	-	1,220	(1)	1,219
Capital contribution (note 20.1)	11	-	-	-	-	-	-	-	11
Capital increase – reserve capitalization (note 20.1)	464	-	-	-	-	(464)	-	-	-
Stock options granted	-	18	-	-	-	-	-	-	18
Interest on own capital (note 20.2)	-	-	-	-	-	-	(50)	-	(50)
Dividends (note 20.2)	-	-	-	-	-	-	(68)	-	(68)
Tax incentive reserve (note 20.5)	-	-	-	-	753	-	(753)	-	-
Expansion reserve (note 20.4)	-	-	-	632	-	(632)	-	-	-
Legal reserve (note 20.3)	-	-	23	-	-	-	(23)	-	-
Profit reserve	-	-	-	-	-	326	(326)	-	-
As of December 31, 2022	1,263	36	180	632	1,462	325	-	(2)	3,896

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

			Earnings reserves					Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2022	1,263	36	180	632	1,462	325	-	(2)	3,896
Other comprehensive income
Net income for the year	-	-	-	-	-	-	710	-	710
Fair value of receivables	-	-	-	-	-	-	-	(7)	(7)
Income tax effect	-	-	-	-	-	-	-	2	2
Comprehensive income for the year	-	-	-	-	-	-	710	(5)	705
Capital contribution (note 20.1)	9	-	-	-	-	-	-	-	9
Stock options granted	-	20	-	-	-	-	-	-	20
Tax incentive reserve (note 20.5)	-	-	-	-	710	-	(710)	-	-
Expansion reserve (note 20.4)	-	-	-	325	-	(325)	-	-	-
As of December 31, 2023	1,272	56	180	957	2,172	-	-	(7)	4,630

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Cash Flows

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais)

	For the year ended December 31,
	2023	2022	2021
Cash flows from operating activities
Net income for the year	710	1,220	1,610
Adjustment to reconcile net income for the year to net cash flows
Deferred income tax and social contribution	(162)	40	(127)
(Gain) loss on disposal of property, plant and equipment and leasing write-off	(55)	34	(12)
Depreciation and amortization	1,476	990	687
Financial charges	2,853	1,827	911
Share of profit of associate	(51)	(44)	(47)
Provision (reversal of) for legal proceedings	151	(7)	(48)
Provision for stock option	20	18	14
Provision for allowance for inventory losses and damages	538	418	302
Allowance for doubtful accounts	4	7	2
	5,484	4,503	3,292
Variations in operating assets and liabilities
Trade receivables	(640)	(313)	(85)
Inventories	(735)	(2,505)	(943)
Recoverable taxes	352	(336)	(12)
Restricted deposits for legal proceedings	12	63	15
Other assets	(14)	9	(69)
Trade payables, net	1,498	3,175	884
Payroll and related taxes	40	159	54
Related parties	(5)	196	391
Provision for legal proceedings	(71)	(49)	(49)
Taxes and social contributions payable	40	101	4
Deferred revenue	96	68	128
Dividends received	20	16	11
Other liabilities	(114)	57	25
Income tax and social contribution, paid	-	-	(374)
	479	641	(20)

Net cash generated by operating activities	5,963	5,144	3,272

Cash flow investment activities
Purchase of property, plant and equipment	(3,116)	(3,524)	(2,231)
Purchase of intangible assets	(169)	(636)	(854)
Proceeds from the sale of property, plant and equipment	19	-	3
Proceeds from the sale of assets held for sale	211	620	209
Purchase of assets held for sale	-	(250)	(403)
Net cash used in investment activities	(3,055)	(3,790)	(3,276)

Cash flow financing activities
Capital contribution	9	11	27
Proceeds from borrowings	3,392	4,001	6,183
Borrowing costs	(142)	(42)	(93)
Payment of borrowings	(1,499)	(183)	(6,073)
Payment of interest on borrowings	(1,085)	(783)	(406)
Dividends and interest on own capital paid	(118)	(168)	(148)
Payment of lease liabilities	(262)	(126)	(460)
Payment of interest on lease liabilities	(977)	(772)	(8)
Payment of acquisition of hypermarkets	(2,609)	-	-
Net cash (used in) generated by financing activities	(3,291)	1,938	(978)

Net (decrease) increase in cash and cash equivalents	(383)	3,292	(982)

Cash and cash equivalents at the beginning of the year	5,842	2,550	3,532
Cash and cash equivalents at the end of the year	5,459	5,842	2,550

The accompanying notes are integral part of these financial statements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Sendas Distribuidora”, “Sendas” or the “Company”) is a publicly held listed company under the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker symbol “ASAI3” and on the New York Stock Exchange (NYSE), under the ticker symbol “ASAI”. The Company is mainly engaged in the retail and wholesale sale of food, bazaar, and other products through its stores chain, operated under “ASSAÍ” banner, since this is the only disclosed segment. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 – Anexo A, Jacarepaguá/RJ. As of December 31, 2023, the Company operated 288 stores (263 stores as of December 31, 2022) and 11 distribution centers (12 distribution centers as of December 31, 2022) in the five regions of the country, with operations in 24 states and in the Federal District in Brazil.

1.1	Listing of Sendas Distribuidora

Former Company’s controlling shareholder, Companhia Brasileira de Distribuição (“GPA” or “CBD”) conducted a Transaction in order to list Company’s common shares on the B3 and the Company’s American Depositary Shares (“ADSs”) on the NYSE.

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

1.2	Sale and Leaseback Transaction

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

The transaction includes the sale of five properties, over which construction and real estate development project should be carried out. The total sales price to be received by the Company is R$364. The sales price and cost amount of the construction of the properties will be the basis for defining the final amount of the properties’ monthly rents. The assets transferred to “assets held for sale” was in amount of R$349 (see note 12.2).

The Company concluded the sale of three of these properties during 2021 in a total amount of R$209. In December 2022, the Company concluded the sale of the remaining properties in the total amount of R$165.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

1.3	Conversion of Extra Hiper stores into ASSAÍ stores

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

On August 17, 2022, the Board of Directors of GPA approved GPA’s management to enter into a credit assignment agreement with a financial institution, with Company’s consent, to anticipate the installments between 2023 and 2024 due by the Company, see note 15.3.

On December 23, 2022, the Board of Directors of the Company and GPA approved the postponement of the installment that would be paid on December 29, 2022, to GPA in the amount of R$956 to October 23, 2023. This postponement occurred for operational reasons, as the payment schedule of the installment to GPA considered the delivery of stores on certain dates and compliance with certain preconditions, such as obtaining consent from property owners and demobilization of stores by GPA. For this installment, a new credit assignment agreement with a financial institution was entered into by GPA, with the same characteristics as the previously entered into agreement and with the Company’s consent, see note 15.3.

On December 26, 2022, the Board of Directors of the Company and GPA confirmed that 4 properties were not the subject of the Extra Transaction, so in the conclusion remained with 66 properties, with adjustment in the purchase price from R$3,973 to R$3,928.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

As of December 31, 2022, the Company and GPA completed the transfer of 46 commercial points in the amount of R$3,130 (20 commercial points as of December 31, 2021 in the amount of R$798) totaling 66 properties, including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast and Midwest regions and in the Federal District, which had fulfilled the conditions precedent, see notes 13.1 and 15.3.

As of December 31, 2023, the Company made the total payment of R$2,609 (R$850 as of March 31, 2022 and R$1,000 as of December 31, 2021) to GPA related to these acquisitions. Of the 17 properties owned by GPA that were recorded under “Assets held for sale”, all properties were sold to the Fund, see note 27.

The Company incurred expenses with legal fees, appraisal reports and due diligence, related to the operation, and these expenses were recorded in “Other operating revenues (expenses), net” in the statement of operations, see note 23.

1.4	Disposal of ownership interest of the Casino Group

On November 29, 2022, the shareholder Helicco Participações Ltda (“Helicco”), a subsidiary of Casino Guichard Perrachon (“Casino”), sold all its ownership interest in the Company comprising 140,800,000 shares. On March 21, 2023, the shareholder Wilkes Participações S.A. (“Wilkes”), a subsidiary of Casino, sold 254,000,000 shares held by it and Casino now holds 157,582,865 common shares, representing 11.7% of the Company’s share capital.

On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV (“GIBV”) and Segisor S.A.S (“Segisor”), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas’ share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the financial statements for the year ended December 31, 2023.

1.5	Going concern analysis

Management has assessed the Company’s ability to continue operating in a foreseeable future and concluded that Company has ability to maintain its operations and systems working regularly. Therefore, Management is not aware of any material uncertainty that could indicate significant doubts about its ability to continue operating. The financial statements have been prepared based on the assumption of business continuity.

2	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements have been prepared based on the historical cost basis except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the financial statements is being evidenced by and corresponds to that used by Management in the administration of the Company.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The financial statements are presented in millions of Brazilian Reais (R$), which is the Company’s functional currency.

The balance sheet as of December 31, 2023 and 2022 and related statements of operations and comprehensive income, shareholders equity and cash flows for the three years ended December 31, 2023, including related notes, were approved by the Board of Directors on April 23, 2024.

3	Significant accounting policies

The significant accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s financial statements.

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

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the balance sheet dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the balance sheet dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as “non-current”.

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

Under the equity method, the investment in a joint venture is initially recognized at cost, see note 11.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

3.5	Dividends

The distribution of dividends to the Company’s shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends prescribed in the bylaws. Any amount exceeding this minimum is recorded only on the date on which such additional dividends are approved by the Company’s shareholders, see note 20.2.

3.6	Cash flow, interest payments

The interest payments on borrowing and lease settled by the Company are being disclosed in the financing activities in conjunction with payments on related borrowings and lease. The total of interest payment as of December 31, 2023 was R$1,085 (R$783 as of December 31, 2022 and R$406 as of December 31, 2021) related to borrowings and R$977 (R$772 as of December 31, 2022 and R$294 as of December 31, 2021) related to lease.

4	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and published standards effective from 2023

4.1	Amendments to IFRSs and new interpretations of mandatory application starting at 2023

The Company evaluated the amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main changes applicable to the Company are the following:

Statement	Description	Effective date
Amendments to IAS 1 Presentation of Financial Statements and IFRS Statement of Practice 2 - Making Materiality Judgment	It changes the requirements in IAS 1 with regard to disclosure of accounting policies. Only the policies that, together with other information in the financial statements, can reasonably influence decisions. Policies related to immaterial transactions do not need to be disclosed, but policies may be significant due to their nature even if the amounts are immaterial. However, not all significant policy information is in itself material.	01/01/2023

Amendments to IAS 12 - Deferred Tax Related to Assets and Liabilities Resulting from a Single Transaction

The amendments introduce a further exception from the initial recognition exemption. Under the amendments, an entity does not apply the initial recognition exemption to transactions that give rise to equal taxable and deductible temporary differences.

Depending on the applicable tax law, equal taxable and deductible differences may arise on initial recognition of an asset and liability in a transaction that is not a business combination and affects neither accounting nor taxable profit. For example, this may arise upon recognition of a lease liability and the corresponding right-of-use asset applying IFRS 16 at the commencement date of a lease.

01/01/2023

Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Rectification of Errors — Definition of Accounting Estimates

The amendments to IAS 8 refer to situations that requiring changes in accounting policies and reinforce that they should only occur if required by standard or implementation of IASB or if they result in financial statements that are more reliable and material.

01/01/2023

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The adoption of these standards did not result in a material impact on the Company’s financial statements.

4.2	New and revised standards and interpretations issued but not yet effective

The Company evaluated all new and revised IFRSs, already issued and not yet effective, however did not adopt them in advance, the main are:

Accounting pronouncement	Description	Effective for annual periods beginning on or after
Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations that involve the sale or contribution of assets between an investor and its associate or joint venture. Specifically the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture that is accounted for using the equity method, are recognized in the parent company’s statement of operations only in proportion to the interests of the unrelated investor in this affiliate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in a former controlled company (that has become an associate or joint venture that is accounted for using the equity method) to fair value are recognized in the statement of operations of the former controlling company in proportion to the investor’s shares not related to the new associate or joint venture.

01/01/2024

Amendments to IAS 1: - Classification of liabilities as current and non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ’settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

01/01/2024

Amendments to IAS 1 – Presentation of Financial Statements – Non-Current Liabilities with Covenants

IAS 1 requires debt to be classified as non-current only if the company can defer the settlement of the debt in the 12 months after the reporting date. The purpose of this initiative is regarding to improve the information disclosed by companies regarding long-term debt with covenants, and allow investors to understand the risk that a certain debt would become payable in advance.

01/01/2024

Amendments to IFRS 7/IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures - Supplier Financing Agreements

The amendments include a disclosure objective in IAS 7 stating that an entity must disclose information on its supplier financing arrangements that allows users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows. Additionally, IFRS 7 was amended to include supplier financing agreements within the requirements to disclosure of information on the entity’s exposure to liquidity risk concetration.

01/01/2024

Amendments to IFRS 16 - Lease liabilities in a “Sale and Leaseback” transaction	Under the amendments, the seller-lessee must not recognize a gain or loss related to the right of use retained by the seller-lessee.	01/01/2024

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

It is not expected that the adoption of these standards will result in significant impacts on the Company’s financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the Company’s financial statements.

5	Significant accounting judgments, estimates, and assumptions

The preparation of the financial statements requires Management to makes judgments and estimates and adopt assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following notes to these financial statements:

Accounting policy	Notes

Impairment	7.3, 12.1, 12.1.1, 13.2 and 13.3

Inventories: inventory allowance	8.2

Recoverable taxes: expected realization of tax credits	9

Leasing operations: determination of the lease term and incremental interest rate	14.2

Measurement of the fair value of derivatives and other financial instruments	16.8

Provision for legal proceedings: record of provision for claims with likelihood assessed as probable loss estimated with a certain degree of reasonability	17

Income tax: provisions based on reasonable estimates, including uncertain tax treatments	17.4.1 and 19

Share-based payments: estimate of fair value of operations base on a valuation model	20.6

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

6	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts and short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment, without losing income.

	As of December 31,
	2023	2022	2021
Cash and bank accounts – Brazil	352	213	74
Cash and bank accounts – Abroad (*)	22	24	25
Financial investments – Brazil (**)	5,085	5,605	2,451
	5,459	5,842	2,550

(*)	As of December 31, 2023, the Company had funds held abroad, being R$22 in US Dollars (R$24 in US dollars as of December 31, 2022 and R$25 in US dollars as of December 31, 2021).

(**)	As of December 31, 2023, the financial investments correspond to repurchase and resale agreements, with a weighted average interest rate of 95.92% of CDI – Interbank Deposit Certificate (92.80% of CDI as of December 31, 2022 and 109.64% of CDI as of December 31, 2021).

The Company’s exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosure in note 16.7.

7	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sales price, and are subsequently measured as follows: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

		As of December 31,
	Note	2023	2022
Credit card companies	7.1	589	241
Credit card companies with related parties	10.1	211	49
Sales ticket and payment slips	7.1 and 7.2	333	249
Related parties	10.1	-	24
Suppliers and others		81	18
		1,214	581
Provision for expected credit losses	7.3	(15)	(11)
		1,199	570

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Over 30 days
December 31, 2023	1,214	1,202	5	7
December 31, 2022	581	576	4	1

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

7.1	Assignment of receivables

The Company assigned part of its receivables referring to credit cards and tickets with operators, without any right of recourse, aiming to anticipate its cash flow. As of December 31, 2023, the volume of these operations is R$2,757 (R$2,785 as of December 31, 2022). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables is classified as “Cost and discount of receivables” in note 24.

7.2	Sales ticket and payment slips

Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$185 (R$134 as of December 31, 2022); and (ii) payment slips R$148 (R$115 as of December 31, 2022).

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

The balance of trade receivables is disclosed net of the provision for expected losses in the balance sheet.

	For the year ended December 31,
	2023	2022	2021
At the beginning of the year	(11)	(6)	(4)
Additions	(50)	(36)	(15)
Reversals	46	31	13
At the end of the year	(15)	(11)	(6)

8	Inventories

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Note	2023	2022
Stores		6,033	5,914
Distribution centers		1,237	1,139
Commercial agreements	8.1	(525)	(518)
Allowance for loss on inventory losses and damages	8.2	(81)	(68)
		6,664	6,467

8.1	Commercial agreements

The Company records rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. As of December 31, 2023, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$525 (R$518 as of December 31, 2022).

8.2	Allowance for loss in inventory (losses and damages)

Inventories are adjusted by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate.

	For the year ended December 31,
	2023	2022	2021
At the beginning of the year	(68)	(37)	(51)
Additions	(567)	(435)	(315)
Reversals	29	17	13
Write-offs	525	387	316
At the end of the year	(81)	(68)	(37)

9	Recoverable taxes

The Company records tax credit incurred in the operation and when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of operations. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) are recognized as a credit in the same account on which the credits are calculated.

These taxes are realized based on growth projections, operating aspects, and projections of generation of debits for the use of these credits by the Company.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

		As of December 31,
	Note	2023	2022
ICMS	9.1	1,085	1,210
PIS/COFINS	9.2	287	587
Social Security Contribution - INSS		169	90
Whithholding taxes to be recovered		105	74
Others		27	21
		1,673	1,982
Current		1,100	1,055
Non-current		573	927

9.1	ICMS - State VAT tax credits

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

As of December 31, 2023, the Company’s management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

Year	Amount
In 1 year	553
From 1 to 2 years	111
From 2 to 3 years	115
From 3 to 4 years	90
From 4 to 5 years	59
More than 5 years	157
1,085

9.2	PIS and COFINS credit

On March 15, 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

Currently, the Company, based on the favorable judgment of the STF, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis.

Expected realization of PIS and COFINS credits

In related to the recoverable PIS and COFINS credits, the Company’s management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company’s Board of Directors. For the financial statements as of December 31, 2023, the Company’s management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$287, and expected realization is within one year.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

10	Related Parties

10.1	Balances and related party transactions

	Assets balance				Liabilities balance				Transactions
	Trade receivables		Other assets		Suppliers		Other liabilities		Revenue (expenses)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2021
Associates (i)
Casino Guichard Perrachon	-	-	-	-	-	-	-	21	(20)	(60)	(35)
Compre Bem	-	-	-	-	-	-	-	-	-	-	(1)
Euris	-	-	-	-	-	-	-	1	(1)	(3)	(1)
Grupo Pão de Açucar (“GPA”)	-	24	-	234	-	8	-	237	20	(310)	(137)
Greenyellow	-	-	-	-	-	-	-	-	-	(33)	(26)
Wilkes Participações S.A.	-	-	-	-	-	-	-	2	(6)	(8)	(6)
	-	24	-	234	-	8	-	261	(7)	(414)	(206)
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (ii)	211	49	23	18	28	25	-	-	27	25	15
	211	49	23	18	28	25	-	-	27	25	15
	211	73	23	252	28	33	-	261	20	(389)	(191)

Current	211	73	-	-	28	33	-	201
Non-current	-	-	23	252	-	-	-	60

(i)	As a result of the sale of Casino’s ownership interest in the Company, through Wilkes, as disclosed in note 1.4, the associates are no longer related parties. In 2022 and 2021, all these associates, as related parties, had transactions with the Company. The main transactions were related to: (i) cost sharing contracts (reimbursement of personnel expenses, equipment rental and maintenance); and (ii) agency agreements, specially between the Company and GPA and Casino related to business negotiation of products, cyber risk agreement, exploration rights of commercial points and other agreements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The related-party transactions are carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

(ii)	FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to legal proceeding under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

10.2	Management compensation

Expenses related to the executive board compensation recorded in the Company’s statement of operations is as follows (amounts expressed in thousands reais):

	Base salary (i)			Variable compensation (i)			Stock option plan and shared-based payment plan (ii)			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Board of director	11,512	31,971	25,533	-	-	-	5,250	7,103	7,111	16,762	39,074	32,644
Statutory officers	11,083	12,806	20,241	29,794	19,880	14,485	13,265	9,609	7,632	54,142	42,295	42,358
Executives excluding statutory officers	31,429	22,849	19,801	53,132	43,144	30,172	14,802	10,176	1,462	99,363	76,169	51,435
Fiscal council	548	584	331	-	-	-	-	-	-	548	584	331
	54,572	68,210	65,906	82,926	63,024	44,657	33,317	26,888	16,205	170,815	158,122	126,768

(i)	Short-term benefit.

(ii)	More details about shared-based payment plan for Statutory officers, see note 20.6.3.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The details of the Company’s joint venture are shown below:

			Participation in investments - %
			2023	2022
Investment type	Company	Country	Direct participation
Joint venture	Bellamar Empreendimento e Participação S.A.	Brazil	50.00	50.00

Bellamar is a company that owns 35.76% of the share capital of FIC (Finance branch of Banco Itaú), therefore the Company indirectly holds a 17.88% stake in FIC. The purpose of FIC is to carry out all operations permitted, in the legal and regulated provisions, to credit, financing and investment companies, the issuance and management of credit cards, own or third-party, as well as the performance and performance of functions of correspondents in the country. FIC’s operations are conducted by Itaú Unibanco Holding S.A.

The investment is recognized as a joint venture and is recorded under the equity method, in accordance with accounting standard IAS 28 – Investments in associates and joint ventures, is initially recognized at cost. The carrying amount of the investment is adjusted for purposes of recognizing the variations in the Company’s share in the shareholders’ equity of joint venture after the acquisition date.

After the equity method is applied, the Company determines if it is necessary to recognize an additional impairment loss of recuperable on the investment in its joint venture. The Company will determine, on each annual closing date of balance sheet, if there is objective evidence that the investment in the joint venture is impaired. If so, the Company calculates the amount of the impairment loss as the difference between the joint venture’s recoverable amount and carrying amount and recognizes the loss in the statement of operations. As of December 31, 2023, the Company performed an analysis to verify whether the investment in its Joint Venture might not be recoverable, and did not identify the need to record a provision for impairment of the asset.

Financial information of joint venture

	As of December 31,
	2023	2022
Current assets	1	1
Non-current assets	581	519
Shareholders’ equity	582	520
Net income for the year	102	86

Breakdown

Amount
As of December 31, 2020	769
Share of profit of associates	47
Dividends received	(11)
Dividends receivable	(16)
As of December 31, 2021	789

Share of profit of associates	44
As of December 31, 2022	833

Share of profit of associates	51
Dividends received	(20)
As of December 31, 2023	864

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2023 and identified changes, however, the impact identified was not material for disclosure.

Interest on borrowings directly attributable to the acquisition, construction of an assets, that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

12.1	Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s or cash-generating unit’s (“CGU”) recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired, and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a nominal discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in notes 13.2 and 13.3.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

12.1.1	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property, plant and equipment) and intangible assets (commercial rights) directly attributable to stores, as follows:

●	Step 1: the carrying amount of properties in stores is compared to a sales multiple (35%) representing market transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.

●	Step 2: The Company considered the highest value between the discounted cash flows of stores using sales growth by store and a discount rate of 11.34% in 2023 (12.20% in 2022) or appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired as of December 31, 2023, 2022 and 2021 and concluded that the recognition of an impairment loss was not needed.

12.2	Breakdown and composition of property, plant and equipment

								+
	As of 12/31/2022	Additions (i)	Write- off	Depreciation	Transfers and others	As of 12/31/2023		Historical cost	Accumulated depreciation
Land	600	17	-	-	(58)	559		559	-
Buildings	730	45	-	(19)	21	777		934	(157)
Improvements	6,865	1,659	(26)	(438)	39	8,099		9,583	(1,484)
Machinery and equipment	1,440	499	(16)	(214)	601	2,310		3,285	(975)
Facilities	585	84	(2)	(58)	(339)	270	=	430	(160)
Furniture and appliances	755	186	(5)	(144)	111	903		1,311	(408)
Constructions in progress	543	47	(1)	-	(478)	111		111	-
Others	64	42	(1)	(45)	59	119		255	(136)
	11,582	2,579	(51)	(918)	(44)	13,148		16,468	(3,320)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

					Transfers			+
	As of 12/31/2021	Additions (i)	Write- off	Depreciation	and others	As of 12/31/2022		Historical cost	Accumulated depreciation
Land	570	48	(18)	-	-	600		600	-
Buildings	656	117	-	(17)	(26)	730		859	(129)
Improvements	3,596	3,451	(27)	(284)	129	6,865		7,933	(1,068)
Machinery and equipment	828	708	(4)	(184)	92	1,440		2,160	(720)
Facilities	362	258	(7)	(35)	7	585	=	729	(144)
Furniture and appliances	416	279	(2)	(70)	132	755		1,043	(288)
Constructions in progress	235	582	(1)	-	(273)	543		543	-
Others	37	24	-	(16)	19	64		157	(93)
	6,700	5,467	(59)	(606)	80	11,582		14,024	(2,442)

					Transfers			+
	As of 12/31/2020	Additions (i)	Write-off	Depreciation	and others (ii)	As of 12/31/2021		Historical cost	Accumulated depreciation
Land	481	207	(2)	-	(116)	570		570	-
Buildings	609	258	(4)	(15)	(192)	656		767	(111)
Improvements	2,598	1,161	(1)	(182)	20	3,596		4,387	(791)
Machinery and equipment	635	307	(1)	(128)	15	828		1,373	(545)
Facilities	269	118	(1)	(25)	1	362	=	472	(110)
Furniture and appliances	340	110	(2)	(53)	21	416		635	(219)
Constructions in progress	78	266	-	-	(109)	235		235	-
Others	37	6	-	(14)	8	37		115	(78)
	5,047	2,433	(11)	(417)	(352)	6,700		8,554	(1,854)

(i)	Includes interest capitalization in the amount of R$257 as of December 31, 2023 (R$774 and R$38 as of December 31, 2022 and 2021, respectively), see note 12.3.
(ii)	In 2021, presents the transfer between property, plan and equipment to “assets held for sale”, in amount of R$349, see note 1.2.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

12.3	Capitalized borrowing and leases costs

Borrowing costs directly attributable to the acquisition, construction or production and interest of lease liabilities related to assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset, amounted to R$257 (R$774 as of December 31, 2022). The rate adopted to calculate the borrowing costs eligible for capitalization was 111.05% (112.16% as of December 31, 2022) of the CDI, corresponding to the effective interest rate of the borrowings obtained by the Company.

12.4	Additions to property, plant and equipment for cash flow presentation purpose are as follows:

	2023	2022	2021
Additions	2,579	5,467	2,433
Capitalized borrowing costs	(257)	(774)	(38)
Financing of property, plant and equipment – Additions	(2,298)	(5,080)	(2,284)
Financing of property, plant and equipment – Payments	3,092	3,911	2,120
	3,116	3,524	2,231

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

12.5	Other information

As of December 31, 2023, the Company recorded in the cost of sales and services the amount of R$82 (R$71 as of December 31, 2022 and R$49 as of December 31, 2021), relating to the depreciation of machinery, building and facilities of distribution centers.

13	Intangible Assets

Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets mainly consist of software acquired from third parties and software developed for internal use and commercial rights (stores rights of use) and brands.

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

Software development costs recognized as assets are amortized over their defined useful life (5 years). The weighted average rate is 20%, and amortization starts when they become operational.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

13.1	Breakdown and composition of intangible assets

								+
	As of 12/31/2022	Additions	Amortizations	Write-off	Transfers	As of 12/31/2023		Historical cost	Accumulated amortization
Goodwill	618	-	-	-	-	618		871	(253)
Software	76	30	(43)	(1)	1	63	=	181	(118)
Commercial rights	4,267	192	(7)	-	-	4,452		4,491	(39)
Trade name	39	-	-	-	-	39		39	-
	5,000	222	(50)	(1)	1	5,172		5,582	(410)

								+
	As of 12/31/2021	Additions	Amortizations	Write-off	Transfers	As of 12/31/2022		Historical cost	Accumulated amortization
Goodwill	618	-	-	-	-	618		871	(253)
Software	75	18	(17)	-	-	76	=	151	(75)
Commercial rights (i)	1,136	3,139	(8)	-	-	4,267		4,299	(32)
Trade name	39	-	-	-	-	39		39	-
	1,868	3,157	(25)	-	-	5,000		5,360	(360)

								+
	As of 12/31/2020	Additions	Amortizations	Write-off	Transfers	As of 12/31/2021		Historical cost	Accumulated amortization
Goodwill	618	-	-	-	-	618		871	(253)
Software	70	21	(14)	(1)	(1)	75	=	133	(58)
Commercial rights (i)	310	833	(7)	-	-	1,136		1,160	(24)
Trade name	39	-	-	-	-	39		39	-
	1,037	854	(21)	(1)	(1)	1,868		2,203	(335)

(i)	In the year ended December 31, 2022, includes commercial rights related to 46 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$3,130 and in the year ended December 31, 2021, includes commercial rights related to 20 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$798 (see note 1.3).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

13.2	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1.

As of December 31, 2023, the Company reviewed the plan used to assess impairment for its operations. The recoverable amount is determined by means of a calculation based on value in use, based on cash projections from financial budgets, which were reviewed and approved by senior management for the next five years, considering the assumptions updated for December 31, 2023, as shown below:

Revenues: estimated from 2024 to 2028, considering historical sales growth and inflation projections, excluding stores expansion;

Gross profit: considers the historical level of gross profit expressed as a sales percentage;

Expenses: considers the historical level expressed as a sales percentage and seeking gains of productivity and efficiency;

Working capital: estimating the same level of working capital expressed in days of cost of sales;

Acquisition of tangible and intangible assets (capex): considers the historical average investment for the maintenance the existing assets when determining the cash flow;

Terminal value: calculated using the last year of the projections applying the perpetuity growth rate;

Discount rate: prepared as described in the accounting policy. The discount rate used was 11.34% per year as of December 31, 2023 (12.20% per year as of December 31, 2022); and

Perpetuity growth rate: the growth rate considered was 4.00% per year as of December 31, 2023 (4.40% per year as of December 31, 2022).

As a result of this analysis, there was no need to record a provision for impairment of these assets.

13.3	Commercial rights

Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations. According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

As a result of this analysis, there was no need to record a provision for impairment of these assets.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

13.4	Additions to intangible assets for cash flow presentation purpose are as follows

	2023	2022	2021
Additions	222	3,157	854
Financing of intangible assets – Additions	(175)	(3,130)	-
Financing of intangible assets – Payments	122	609	-
	169	636	854

14	Leases

When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company evaluates its lease agreements in order to identify lease terms for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5 thousand.

The contracts are then recorded, when the lease begins, as a lease liability against a right-of-use asset, both at the present value of minimum lease payments, using the interest rate implicit in the contract, if applicable, or an incremental borrowing rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

14.1	Right of use

Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended. Below, we present the average annual amortization rate of the right-of-use assets are shown below:

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

14.1.1	Breakdown and composition of right of use

									+
	As of 12/31/2022	Additions (i)	Remeasurement	Write-off (i)	Amortization	Transters and others	As of 12/31/2023		Historical cost	Accumulated amortization
Buildings	7,593	2,669	296	(1,824)	(500)	(31)	8,203		9,879	(1,676)
Equipment	8	-	-	-	(5)	-	3	=	51	(48)
Assets and rights	18	-	1	-	(3)	-	16		29	(13)
	7,619	2,669	297	(1,824)	(508)	(31)	8,222		9,959	(1,737)

									+
	As of 12/31/2021	Additions	Remeasurement	Write-off	Amortization	Transters and others	As of 12/31/2022		Historical cost	Accumulated amortization
Buildings	3,604	3,810	695	(70)	(351)	(95)	7,593		8,924	(1,331)
Equipment	16	-	-	-	(6)	(2)	8	=	57	(49)
Assets and rights	19	-	1	-	(2)	-	18		29	(11)
	3,639	3,810	696	(70)	(359)	(97)	7,619		9,010	(1,391)

									+
	As of 12/31/2020	Additions	Remeasurement	Write-off	Amortization	Transters and others	As of 12/31/2021		Historical cost	Accumulated amortization
Buildings	2,423	885	628	(92)	(244)	4	3,604		4,566	(962)
Equipment	6	16	-	-	(5)	(1)	16	=	61	(45)
Assets and rights	-	18	-	-	-	1	19		28	(9)
	2,429	919	628	(92)	(249)	4	3,639		4,655	(1,016)

(i)	As disclosed in note 1.4, on June 23, 2023, Casino, through its subsidiaries Wilkes, GIBV and Segisor, sold its common shares, changing the Company’s shareholding structure. Due to the change in the shareholding structure, some rental agreements were renegotiated, resulting in a net increase of R$476 in the lease. Management, based on IFRS 16 - Leases, assessed and concluded this transaction as the termination of the previous agreement and the recognition of a new agreement, maturing in 2045, due to the substantial change in scope, which mainly includes the modification of the leased assets and change in contract amounts. In the year ended December 31, 2023, the renegotiation process was concluded.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

14.2	Lease obligations

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary between 5 and 25 years.

The payments made are segregated between financial charges and reduction of the lease liability to obtain a constant interest rate in the liability balance. Financial charges are recognized as financial expenses for the year.

14.2.1	Minimum future payments

Lease liabilities totaled R$9,184 as of December 31, 2023 (R$8,360 as of December 31, 2022). The minimum future payments, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2023	2022
Lease liabilities - minimum payments
Less than 1 year	532	435
1 to 5 years	1,702	1,646
More than 5 years	6,950	6,279
Present value of lease liabilities	9,184	8,360

Current	532	435
Non-current	8,652	7,925

Future financing charges	13,164	12,318
Future lease payments	22,348	20,678
PIS and COFINS embedded in the present value of lease agreements	558	508
PIS and COFINS embedded in the gross value of lease agreements	1,359	1,257

Lease liabilities interest expense is stated in note 24. The incremental borrowing used to calculate lease liabilities was 12.12% in the fiscal year ended December 31, 2023 (12.20% as of December 31, 2022).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

14.2.2	Lease liability rollforward

Amounts
As of December 31, 2020	2,776
Addition – Lease	919
Remeasurement	628
Interest provision	302
Principal amortizations	(460)
Interest amortizations	(8)
Write-off due to early termination of agreement	(106)
As of December 31, 2021	4,051
Addition – Lease	3,810
Remeasurement	696
Interest provision	781
Principal amortizations	(126)
Interest amortizations	(772)
Write-off due to early termination of agreement	(80)
As of December 31, 2022	8,360
Addition – Lease (i)	2,669
Remeasurement	297
Interest provision	1,004
Principal amortizations	(262)
Interest amortizations	(977)
Write-off due to early termination of agreement (i)	(1,907)
As of December 31, 2023	9,184

(i)	The variation for the year mainly refers to the renegotiation of rental contracts as disclosed in note 14.1.1.

14.3	Result on variable rentals and subleases

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the carrying amount of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as expenses in the year in which they are incurred.

	As of December 31,
	2023	2022	2021
(Expenses) revenues for the year:
Variables (1% to 2% of sales)	(21)	(31)	(6)
Subleases (*)	93	55	31

(*)	Refers mainly to revenue from lease agreements receivable from commercial galleries.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

15	Trade payables and trade payables - Agreements

		As of December 31,
	Note	2023	2022
Trade payables
Products		10,363	9,196
Acquisition of property, plant and equipment		158	140
Service		150	129
Service - related parties	10.1	28	33
Bonuses from suppliers	15.2	(902)	(960)
		9,797	8,538

Trade payables - Agreements
Products	15.1	1,070	813
Acquisition of property, plant and equipment	15.1	389	1,226
Acquisition of hypermarkets	15.3	892	3,202
		2,351	5,241

		12,148	13,779

Current		12,110	12,999
Non-current		38	780

15.1	Agreements among suppliers, the Company and banks

The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

Management, based on IAS7 and IFRS7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as “Trade payables - Agreements” and the cash flow from these operations is presented as operating in the statement of cash flows.

Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, in the line “Revenue from anticipation of payables”, in the amount of R$42 as of December 31, 2023 (R$40 as of December 31, 2022), representing 1.21% of the volume of transactions occurred during 2023 (1.43% during 2022).

As of December 31, 2023, the balance payable related to these operations is R$1,459 (R$2,039 as of December 31, 2022).

The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of December 31, 2023.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

15.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

15.3	Acquisition of hypermarkets

As mentioned in note 1.3, on September and December, 2022, the GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company’s management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms, and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the hypermarkets.

As of December 31, 2023, the balance payable related to these operations is R$892 (R$3,202 as of December 31, 2022) and, in January 2024 the Company settled the amount.

16	Financial instruments

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

16.1	Classification and measurement of financial assets and liabilities

Pursuant to IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income (“FVTOCI”) or at fair value through income (“FVTI”). The classification of financial assets pursuant to IFRS 9 is usually based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

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

●	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.

●	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.

●	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

The measurement of financial liabilities depends on their classification, as described below:

●	Financial liabilities at fair value through income: Include financial liabilities for trading and financial liabilities designated on initial recognition at fair value through income. Gains or losses on trading liabilities are recognized in the statement of operations.

●	Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

	Note	Amortized cost	FVTI	FVTOCI	As of 12/31/2023
Financial assets
Cash and cash equivalents	6	5,459	-	-	5,459
Related parties	10.1	23	-	-	23
Trade receivables and other accounts receivables		396	-	-	396
Gain on financial instruments at fair value	16.9.1	-	274	-	274
Trade receivables with credit card and tickets		-	-	985	985
Financial liabilities
Other accounts payable		(216)	-	-	(216)
Trade payable and trade payables – agreements	15	(12,148)	-	-	(12,148)
Borrowings	16.9.1	(1,943)	-	-	(1,943)
Debentures and promissory notes	16.9.1	(10,051)	-	-	(10,051)
Lease liabilities	14.2	(9,184)	-	-	(9,184)
Borrowings and debentures	16.9.1	-	(3,182)	-	(3,182)
Loss of financial instruments at fair value	16.9.1	-	(8)	-	(8)
Net exposure		(27,664)	(2,916)	985	(29,595)

	Note	Amortized cost	FVTI	FVTOCI	As of 12/31/2022
Financial assets
Cash and cash equivalents	6	5,842	-	-	5,842
Related parties	10.1	252	-	-	252
Trade receivables and other accounts receivables		198	-	-	198
Gain on financial instruments at fair value	16.9.1	-	182	-	182
Trade receivables with credit card and tickets		-	-	424	424
Financial liabilities
Related parties	10.1	(261)	-	-	(261)
Trade payable and trade payables – agreements	15	(13,779)	-	-	(13,779)
Borrowings	16.9.1	(1,217)	-	-	(1,217)
Debentures and promissory notes	16.9.1	(8,903)	-	-	(8,903)
Lease liabilities	14.2	(8,360)	-	-	(8,360)
Borrowings and debentures	16.9.1	-	(2,435)	-	(2,435)
Loss of financial instruments at fair value	16.9.1	-	(36)	-	(36)
Net exposure		(26,228)	(2,289)	424	(28,093)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 16.8.

16.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights of cash flows receivables expire; and

●	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

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

16.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

16.4	Impairment of financial assets

The impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to IFRS 9, provisions for losses are measured at one of the following bases:

●	Expected credit losses for 12 months (general model): these are credit losses resulting from possible default events within 12 months after the reporting date, and subsequently, in case of a deterioration of credit risk, for the entire life of the instrument.

●	Lifetime expected credit losses (simplified model): these are credit losses that result from all possible default events over the expected life of a financial instrument.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

●	Practical expedient: these are expected credit losses consistent with reasonable and sustainable information available, at the reporting date, on past events, current conditions, and estimates of future economic conditions that allow the verification of probable future losses based on the historical credit losses in accordance with instruments maturity.

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

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 180 days overdue.

The Company considers a financial asset in default when:

●	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or

●	the financial asset is more than 180 days overdue.

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

●	Measurement of expected credit losses: Expected credit losses are estimates weighted by the likelihood of credit losses based on the historic losses and projections of related assumptions. Credit losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of a financial asset.

●	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.

●	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

Positions within each group were segmented based on common characteristics of credit risk, such as:

●	Level of credit risk and loss history for wholesale clients and property lease; and

●	Status of default risk and loss history for credit card companies and other clients.

16.5	Considerations on risk factors that may affect the businesses of the Company

16.5.1	Credit Risk

●	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated. The Company’s financial investments, according to the rating on the national scale of financial institutions are 100% represented by brAAA.

●	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

16.5.2	Interest rate risk

The Company obtains borrowings with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

16.5.3	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The Company’s capital structure is as follows:

	As of December 31,
	2023	2022
Borrowings, debentures and promissory notes	(15,184)	(12,591)
(-) Cash and cash equivalents	5,459	5,842
(-) Derivative financial instruments	274	182
Net debt	(9,451)	(6,567)
Shareholders´ equity	4,630	3,896
% Net debt over shareholders’ equity	204%	169%

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

16.5.4	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2023.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings	611	1,797	-	2,408
Debentures and promissory notes	3,026	13,256	1,241	17,523
Derivative financial instruments	111	(299)	(368)	(556)
Lease liabilities	1,435	6,364	14,549	22,348
Trade payables	9,759	40	-	9,799
Trade payables – Agreements	1,459	-	-	1,459
Trade payables – Agreements – Acquisition of hypermarkets	894	-	-	894
Other accounts payable	167	-	49	216
	17,462	21,158	15,471	54,091

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves as of December 31, 2023. Therefore, certain balances are not consistent with the balances reported in the balance sheets.

16.6	Derivative financial instruments

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

●	In order to calculate the fair value, future swap amounts are estimated according to the curves disclosed by B3 (CDI and Extended National Consumer Price Index (IPCA)), plus operation spreads. To calculate the present value of these operations, future amounts are discounted using the same curves, however, increased by the spreads disclosed by the Brazilian Association of Financial and Capital Market Entities (ANBIMA), referring to operations conducted in the secondary market.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to fixed interest rates, converting the debt into interest rates.

As of December 31, 2023, the notional amount of these contracts was R$2,956 (R$2,360 as of December 31, 2022). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap transactions to hedge against debts.

The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2023 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated using projected future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

In order to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

	Notional value		Fair value
	2023	2022	2023	2022
Swap of hedge
Hedge purpose (debt)	2,956	2,360	3,230	2,542
Long position
Fixed rate	106	106	110	109
USD + Fixed	-	282	-	282
Hedge - CRI	2,850	1,972	3,120	2,151
Short position	(2,956)	(2,360)	(2,964)	(2,396)
Net hedge position	-	-	266	146

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2023, are recorded as financial revenues or expenses and the balance receivable at fair value is R$266 (balance receivable of R$146 as of December 31, 2022). Assets are recorded as “financial instruments” and liabilities as “debentures”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2023, resulted in a loss of R$115, recorded under debt of cost, note 24 (gain of R$29 as of December 31, 2022 and loss of R$4 as of December 31, 2021).

The outstanding derivative financial instruments are presented in the table below:

	Notional		As of December 31,
Description Risk	(millions)	Due date	2023	2022
Debt
USD – BRL	US$ 50	2023	-	(36)
Debt
IPCA – BRL	R$ 1,972	2028, 2029 and 2031	267	180
Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 879	2027	(5)	-
Fixed rate x CDI	R$ 54	2027	2	1
Fixed rate x CDI	R$ 52	2027	2	1
Derivatives - Fair value hedge – Brazil			266	146

16.7	Sensitivity analysis of financial instruments

According to Management’s assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 10.00% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company’s results in an adverse scenario.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The Company disclosed the net effect of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

				Market projections
Transactions	Notes	Risk (rate increase)	Balance at 2023	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings	16.9.1	CDI + 1.66% per year	(1,952)	(208)	(219)	(229)
Borrowings (fixed rate)	16.9.1	CDI + 0.20% per year	(40)	(5)	(5)	(5)
Debentures and promissory notes	16.9.1	CDI + 1.45% per year	(13,378)	(1,441)	(1,513)	(1,585)
Total net effect (loss)			(15,370)	(1,654)	(1,737)	(1,819)

Cash equivalents	6	95.92% of the CDI	5,085	510	536	561
Net exposure loss			(10,285)	(1,144)	(1,201)	(1,258)

16.8	Fair value measurement

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the financial statements:

	Carrying amount		Fair value
	2023	2022	2023	2022
Trade receivables with credit cards companies and sales tickets	985	424	985	424
Swaps of annual rates between currencies	-	(36)	-	(36)
Interest rate swaps	(1)	2	(1)	2
Interest rate swaps - CRI	267	180	267	180
Borrowings and debentures (fair value)	(3,182)	(2,435)	(3,182)	(2,435)
Borrowings and debentures (amortized cost)	(11,994)	(10,120)	(11,716)	(9,974)
	(13,925)	(11,985)	(13,647)	(11,839)

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2023.

Cross-currency and interest rate swaps and borrowings are classified as level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate.

16.9	Borrowings

16.9.1	Debt breakdown

		As of December 31,
	Average rate	2023	2022
Debentures and promissory notes
Debentures and promissory notes	CDI + 1.45% per year	13,378	11,123
Borrowing costs		(185)	(98)
		13,193	11,025
Derivative financial instruments – Debentures and promissory notes
Swap contracts	CDI + 0.89% per year	(270)	(180)
Swap contracts	CDI + 1.32% per year	8	-
		(262)	(180)
Borrowings in domestic currency
Working capital	CDI + 0.20% per year	40	51
Working capital	CDI + 1.66% per year	1,952	1,223
Borrowing costs		(9)	(6)
		1,983	1,268
Derivative financial instruments – Domestic currency
Swap contracts	CDI + 0.89% per year	(4)	(2)
		(4)	(2)
In foreign currency
Working capital	USD + 1.06% per year	-	262
		-	262
Derivative financial instruments – Foreign currency
Swap contracts	CDI + 1.35% per year	-	36
		-	36
Total of borrowings, debentures and promissory notes		14,910	12,409
Current asset		(48)	(27)
Non-current asset		(226)	(155)
Current liabilities		2,115	1,260
Non-current liabilities		13,069	11,331

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

16.9.2 Debt rollforward

Amounts
Balance as of January 1, 2021	7,763
Funding - working capital	6,183
Borrowing costs	(93)
Interest provision	559
Swap contracts	39
Mark-to-market	31
Exchange rate and monetary variation	5
Debt modification impact	(71)
Borrowing costs	64
Interest amortization	(406)
Principal amortization	(6,075)
Swap amortization	2
Balance as of December 31, 2021	8,001
Funding - working capital	4,001
Borrowing costs	(42)
Interest provision	1,436
Swap contracts	82
Mark-to-market	(111)
Exchange rate and monetary variation	(18)
Borrowing costs amortization	26
Interest amortization	(783)
Principal amortization	(61)
Swap amortization	(122)
Balance as of December 31, 2022	12,409
Funding - working capital	3,392
Borrowing costs amortization (i)	(142)
Interest provision	1,746
Swap contracts	39
Mark-to-market	14
Exchange rate and monetary variation	(16)
Borrowing costs amortization	52
Interest amortization	(1,085)
Principal amortization	(1,326)
Swap amortization	(173)
Balance as of December 31, 2023	14,910

(i)	Include costs related to negotiation of waiver in the change of the shareholding control in the amount of R$93, as disclosed in note 10.1, in capital market operations carried out during the year, without changes to other contractual clauses with financial institutions.

16.9.3	Schedule of non-current debt maturities

Maturity	Amounts
From 1 to 2 years	4,767
From 2 to 3 years	1,684
From 3 to 4 years	3,654
From 4 to 5 years	1,823
More than 5 years	1,051
12,979
Borrowing Cost	(136)
12,843

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

16.10	Debentures and promissory notes

			Outstanding			Annual
		Issue	Debentures	Date		financial	Unit price	As of December 31,
	Type	amount	(units)	Issuance	Maturity	charges	(in Reais)	2023	2022
First Issue of Promissory Notes – 4th series	non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	-	-	317
First Issue of Promissory Notes – 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	72,272,432	289	254
First Issue of Promissory Notes – 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	72,272,432	289	254
Second Issue of Debentures – 1st series	non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,015	954	957
Second Issue of Debentures – 2nd series	non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,015	670	672
Second Issue of Promissory Notes – 1st series	non-preemptive right	1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,345	1,681	1,467
Second Issue of Promissory Notes – 2nd series	non-preemptive right	1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,347	1,683	1,468
Third Issue of Debentures – 1st series – CRI	non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,142	1,122	1,072
Third Issue of Debentures – 2nd series – CRI	non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,143	591	565
Fourth Issue of Debentures - single series	non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,012	2,024	2,038
First Issue of Commercial Paper Notes - single series	non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,053	790	793
Fifth Issue of Debentures - single series - CRI	non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,030	258	258
Sixth Issue of Debentures - 1st series - CRI	non-preemptive right	72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,035	76	75
Sixth Issue of Debentures - 2nd series - CRI	non-preemptive right	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,036	58	57
Sixth Issue of Debentures - 3rd series – CRI	non-preemptive right	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,078	508	485
Second Issue of Commercial Paper Notes - single series	non-preemptive right	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,143	458	401
Seventh Issue of Debentures - 1st series – CRI	non-preemptive right	145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,057	154	-
Seventh Issue of Debentures - 2nd series – CRI	non-preemptive right	878,503	878,503	7/25/2023	7/15/2027	Pre 11.75% per year	1,049	921	-
Seventh Issue of Debentures - 3rd series – CRI	non-preemptive right	46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,058	50	-
Eighth Issue of Debentures - 1st series – CRI	non-preemptive right	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,002	401	-
Eighth Issue of Debentures - 2nd series – CRI	non-preemptive right	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,002	401	-
Borrowing Cost								(185)	(98)
								13,193	11,025

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

16.11	Borrowings in foreign currencies

As of December 31, 2023, due to the settlement of the agreement with Scotiabank, the Company has no borrowing in foreign currency.

16.12	Guarantees

As of December 31, 2023, the Company has no guarantees related to its borrowing agreement.

16.13	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of December 31, 2023 was 13.04% (12.43% as of December 31, 2022).

16.14	Financial covenants

In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months (LTM) ratio should be lower than or equal to 3.00. As of December 31, 2023 and 2022, the Company was compliant with all contractual obligations and ratios.

17	Provision for legal proceedings

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

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2022	55	86	24	165
Additions	17	172	22	211
Reversals	(6)	(49)	(5)	(60)
Payments	(4)	(59)	(8)	(71)
Monetary correction	-	13	5	18
Balance as of December 31, 2023	62	163	38	263
Restricted deposits for legal proceedings	(1)	(15)	(10)	(26)
Net provision of judicial deposits	61	148	28	237

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

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

Of the total amount of the table above, R$50 (R$24 as of December 31, 2022) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$3 tax claims, R$27 labor claims and R$20 civil claims (R$3 tax claims, R$12 labor claims and R$9 civil claims as of December 31, 2022).

17.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) staple basket; and (iii) other matters.

The provisioned amount as of December 31, 2023, for these matters is R$62 (R$55 as of December 31, 2022).

17.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of December 31, 2023, the Company recorded a provision of R$163 (R$86 as of December 31, 2022), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

17.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. As of December 31, 2023, the provision for these lawsuits amounted to R$32 (R$19 as of December 31, 2022), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. As of December 31, 2023, the provision for these lawsuits is R$6 (R$5 as of December 31, 2022).

The Company’s total civil, regulatory and property claims as of December 31, 2023, is R$38 (R$24 as of December 31, 2022).

17.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, which are related to:

	As of December 31,
	2023	2022
Tax on Financial Transactions (IOF) – payment differences.	14	14
PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.	783	650
ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.	1,216	1,084
ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.	18	16
INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.	24	23
Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.	98	44
Compensation linked to the external legal counsel’s success fee if all the proceedings were concluded in favor of the Company.	20	14
	2,173	1,845

Of the total amount in the table above, R$1,494 (R$1,352 as of December 31, 2022) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,398 tax claims and R$96 civil claims (R$1,309 tax claims and R$43 civil claims as of December 31, 2022).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. As of December 31, 2023, there are two collective proceedings in current, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on financial statement is expected.

17.4.1	Uncertainty over IRPJ and CSLL treatments

In compliance with IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government’s regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the tax treatment adopted by the Company is adequate, therefore, these proceedings were classified as less than more likely than not. As of December 31, 2023, the amount involved was R$917 (R$598 as of December 31, 2022).

17.5	Guarantees

The Company presented bank guarantees and insurance guarantees to judicial process related a civil, tax and labor nature, described below:

	As of December 31,
Lawsuits	2023	2022
Tax	1,113	700
Labor	75	91
Civil and others	557	505
	1,745	1,296

The cost of guarantees as of December 31, 2023 is approximately 0.19% per year of the amount of the lawsuits (0.29% per year as of December 31, 2022) and is recorded as a financial expense.

17.6	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows:

	As of December 31,
Lawsuits	2023	2022
Tax	18	12
Labor	16	34
Civil and others	10	10
	44	56

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

18	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

	As of December 31,
	2023	2022
Sale and Leaseback	-	3
Rental of spaces in stores (i)	296	259
Checkstand (ii)	89	45
Commercial agreement – payroll (iii)	48	39
Marketing and others	22	13
	455	359
Current	418	328
Non-current	37	31

(i)	Rental of backlight panels.

(ii)	Supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

(iii)	Commercial agreement with a financial institution for exclusivity in payroll processing.

19	Income tax and social contribution

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

19.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2023	2022	2021
Earnings before income tax and social contribution	554	1,335	1,849
Expense of income tax and social contribution	(188)	(454)	(629)
Adjustments to reflect the effective rate
Tax fines	(3)	(2)	(1)
Share of profits	17	15	16
Interest on own capital	-	17	22
ICMS subsidy – tax incentives (i)	319	248	241
Interest Selic credits (ii)	-	-	81
Credits of monetary corrections	15	64	11
Other permanent differences	(4)	(3)	20
Effective income tax and social contribution	156	(115)	(239)
Income tax and social contribution for the year
Current	(6)	(75)	(366)
Deferred	162	(40)	127
Benefits (expenses) income tax and social contribution	156	(115)	(239)
Effective rate	-28.2%	8.6%	12.9%

(i)	The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law 160/17 and Law 12,973/14. In the year ended December 31, 2023, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted and to be constituted in the subsequent years in the tax incentive reserve, see note 20.5.

(ii)	The credit refers to the decision general repercussion of STF which understood that the SELIC interest arising from the repetition of undue payment, have the nature of emergent damage. Therefore, there is no taxation of IRPJ and CSLL on the interest portion.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheets are the following:

	As of December 31,
	2023			2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	385	-	385	213	-	213
Provision for legal proceedings	81	-	81	44	-	44
Exchange rate variation	-	(66)	(66)	-	(28)	(28)
Goodwill tax amortization	-	(317)	(317)	-	(317)	(317)
Fair value adjustment	-	(25)	(25)	-	(29)	(29)
Property, plant and equipment and intangible assets	25	-	25	30	-	30
Unrealized losses with tax credits	-	(15)	(15)	-	(6)	(6)
Provision for restructuring	-	-	-	12	-	12
Borrowings costs	-	(66)	(66)	-	(35)	(35)
Lease net of right of use	3,071	(2,932)	139	2,785	(2,684)	101
Provision of inventory	30	-	30	26	-	26
Others	-	-	-	-	(5)	(5)
Gross deferred income tax and social contribution assets (liabilities)	3,592	(3,421)	171	3,110	(3,104)	6
Compensation	(3,421)	3,421	-	(3,104)	3,104	-

Net deferred income tax and social contribution assets (liabilities), net	171	-	171	6	-	6

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2023, as follows:

Years	Amounts
Up to 1 year	164
From 1 year to 2 years	333
From 2 year to 3 years	9
From 4 years to 5 years	1
More than 5 years	3,085
3,592

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

19.3	Deferred tax rollforward

	For the year ended December 31,
	2023	2022	2021
At the beginning of the year	6	45	(82)
Benefits (expenses) in the year	162	(40)	127
Income tax effect	3	1	-
At the end of the year	171	6	45

20	Shareholders’ equity

20.1	Capital stock and stock rights

According to the Company’s bylaws, the Company’s authorized share capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

	Number of shares	Amount
As of December 31, 2020	1,341,757,835	761
Capital increase – Board of Directors’ Meeting on 07/01/2021	2,720,530	18
Capital increase – Board of Directors’ Meeting on 07/27/2021	2,020,930	8
Capital increase – Board of Directors’ Meeting on 12/07/2021	175,182	1
Total changes for the year	4,916,642	27
As of December 31, 2021	1,346,674,477	788
Capital increase – Board of Directors’ Meeting on 02/21/2022	239,755	1
Capital increase – Extraordinary General Meeting on 04/28/2022	-	464
Capital increase – Board of Directors’ Meeting on 05/09/2022	298,919	2
Capital increase – Board of Directors’ Meeting on 07/27/2022	1,119,515	3
Capital increase – Board of Directors’ Meeting on 10/20/2022	650,808	3
Capital increase – Board of Directors’ Meeting on 12/06/2022	181,920	2
Total changes for the year	2,490,917	475
As of December 31, 2022	1,349,165,394	1,263
Capital increase – Board of Directors’ Meeting on 02/15/2023	59,870	1
Capital increase – Board of Directors’ Meeting on 03/28/2023	1,031,232	1
Capital increase – Board of Directors’ Meeting on 08/18/2023	1,207,046	4
Capital increase – Board of Directors’ Meeting on 10/30/2023	213,458	2
Capital increase – Board of Directors’ Meeting on 12/08/2023	156,200	1
Total changes for the year	2,667,806	9
As of December 31, 2023	1,351,833,200	1,272

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

20.2	Distribution of dividends and interest on own capital

Management proposed that the income for the year ended December 31, 2023 be allocated to the tax incentive reserve, therefore, no dividends were distributed and no interest on own capital was paid, as shown below:

	For the year ended December 31,
	2023	2022	2021
Net income for the year	710	1,220	1,610
Tax incentive reserve	(710)	(753)	(709)
Base for legal reserve	-	467	901
% Legal reserve	5%	5%	5%
Legal reserve for the year	-	23	5
Minimum mandatory dividends – 25%	-	111	224
Interest on own capital paid/payable intermediaries (i)	-	(43)	(56)
Minimum mandatory dividends paid in the form of interest on shareholder’s equity	-	68	168

(i)	At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, pursuant to which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occurred on February 17, 2023.

At the Annual General Meeting (“AGM”) of shareholders held on April 27, 2023, shareholders voted for the approval of the minimum mandatory dividend in the amount of R$68, calculated in accordance with Brazilian Corporate Law. The total amount relating to dividends corresponding to R$0.0500185431139003 per common share was paid in June 2023.

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

The Company may, at the discretion of the Administration, pay interest on own capital, the net amount of which will be imputed to the mandatory minimum dividends, as provided for in article 9 of Law 9249/95. Interest on own capital is calculated based on the balance of shareholders’ equity, limited to the variation, pro rata day, of the Long-Term Interest Rate - TJLP. The actual payment or credit of interest on own capital is conditioned to the existence of profits (net profit for the year after deducting social contribution on net profit and before deducting the provision for income tax), computed before deducting interest on equity, or retained earnings and profit reserves equal to or greater than twice the interest to be paid or credited. Interest will be subject to income tax at source at the rate of 15%, on the date of payment or credit to the beneficiary.

20.3	Profit reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. As of December 31, 2023, the amount was R$180 (R$180 as of December 31, 2022).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

As of December 31, 2023, no amount were allocated to legal reserve (R$23 as of December 31, 2022), since the income for the year was used to record the tax incentive reserve.

	For the year ended December 31,
	2023	2022	2021
Net income for the year	710	1,220	1,610
Tax incentive reserve	(710)	(753)	(709)
Base for legal reserve	-	467	901
% Legal reserve	5%	5%	5%
Legal reserve for the year	-	23	5

20.4	Expansion Reserve

At the Annual General Meeting held on April 28, 2022, the constitution of the expansion reserve in the amount of R$632 was approved, against the profit reserve of the year 2021.

At the AGM held on April 27, 2023 the constitution of the expansion reserve in the amount of R$325 was approved, against the earnings reserve of the year 2022.

20.5	Tax incentive reserve

According to the legal basis mentioned in note 19.1, tax incentives granted by the States for a considered investment, deductible for the assessment of income tax and social contribution. Thus, at the end of December 31, 2023, the Company allocated the amount of R$939 to the tax incentive reserve (R$753 as of December 31, 2022), of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 to be recognized when the Company reports income in subsequent periods.

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

The Company measures the transaction costs of employees eligible for share-based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

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

The following describes the stock option plan as of December 31, 2023.

Company’s compensation plan

The Company’s compensation plan (“Compensation Plan”) is managed by Company’s Board of Directors, which delegated to the Human Resources, Culture and Compensation Committee (“Committee”) the responsibility to grant options and advise on the management of the Compensation Plan.

Members of the Committee meet to grant options from the Compensation Plan series and whenever there are questions raised regarding the compensation plan. Each series of options granted are assigned the letter “B” followed by a number. For the year ended December 31, 2023, the B8, B9 and B10 series options were in effect.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

The Company withholds any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Company’s option plan

The Company’s option plan (“Option Plan”) is managed by the Company’s Board of Directors, which delegated to the Committee the responsibility to grant options and advise on the management of the Option Plan.

Members of the Committee meet to grant options from the Option Plan series and whenever there are questions raised regarding the Option Plan. Each series of options granted receive the letter “C” followed by a number. For the year ended December 31, 2023, the C8, C9 and C10 series options granted were in effect.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company’s common shares traded in the prior twenty (20) days on the B3 prior to the date of the Committee meeting that decides upon the granting of the options of that series (“exercise price”).

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

Information relating to the Company’s option plan and compensation plan is summarized below:

			As of December 31, 2023
			Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
B8	5/31/2021	6/01/2024	0.01	363	(20)	(45)	298
C8	5/31/2021	6/01/2024	13.39	363	(20)	(45)	298
B9	5/31/2022	6/01/2025	0.01	2,163	(358)	-	1,805
C9	5/31/2022	6/01/2025	12.53	1,924	(119)	-	1,805
B10 (i)	5/31/2023	6/01/2026	0.01	1,390	-	-	1,390
C10 (i)	5/31/2023	6/01/2026	11.82	1,390	-	-	1,390
				7,593	(517)	(90)	6,986

(i)	Shares granted to executives excluding statutory officers.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

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

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until December 31, 2023:

For the year ended December 31, 2023
(in thousands)
Number of shares	1,351,833
Balance of effective stock options granted	6,986
Maximum percentage of dilution	0.52%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black-Scholes” taking into account the following assumptions:

Series granted	Weithted average fair value of option’s granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy
B8	17.21	1.28%	37.06%	7.66%	8.00%	5 months
C8	7.69
B9	15.27	1.20%	37.29%	12.18%	8.00%	17 months
C9	7.35
B10	10.33	1.31%	35.32%	10.87%	8.00%	29 months
C10	3.28

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

	Shares (in thousands)	Weighted average of exercise price (R$)	Weighted average of remaining contractual term
As of December 31, 2021	668	6.70	2.42

As of December 31, 2022
Granted during the year	4,087	5.90
Exercised during the year	(104)	6.01
Outstanding at year end	4,651	6.01	2.28
Total to be exercised as of December 31, 2022	4,651	6.01	2.28
As of December 31, 2023
Granted during the year	2,780	5.92
Cancelled during the year	(32)	5.97
Exercised during the year	(413)	5.97
Outstanding at year end	6,986	5.97	1.73
Total to be exercised as of December 31, 2023	6,986	5.97	1.73

The amount recorded in the statement of operations for the year ended December 31, 2023 was R$28 (R$14 as of December 31, 2022).

20.6.3	Cash-settled share-based payment plan

At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company’s Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company’s shares traded on B3 under the ticker ASAI3.

The calculation methodology is the linear average of the share price considering the last 20 trading sessions, including the base date of August 1, 2023 (grant date), until the end of the plan on July 31, 2028. The payment will be made in local currency, considering the vesting periods of the shares.

1,989,465 shares were granted to the Company’s officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance).

For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a)	20% (twenty percent) on the 3-year anniversary from the grant date;

b)	20% (twenty percent) on the 4-year anniversary from the grant date; and

c)	60% (sixty percent) on the 5-year anniversary from the grant date.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance (“ESG”) goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

At the end of each vesting period, virtual shares conditioned on time that have become vested virtual shares will be automatically settled, for virtual shares conditioned on time and performance the goals listed above must be achieved.

If the Officer is terminated on his/her own initiative, the Officer will lose the right to receive unvested shares, which will be immediately canceled and extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated at the initiative of the Company, through dismissal and removal from office due to serious misconduct, all his/her shares will be extinguished, without any compensation and/or indemnity, regardless of prior notice or notice. If the Officer is terminated due to mutual agreement between the Company and the Officer or on the Company’s initiative, through dismissal and removal from office without serious misconduct, the Officer will have the right, subject to compliance with restrictive obligations, to settlement of all vested shares at the termination date and to maintain a portion of the unvested shares as agreed between the parties.

As of December 31, 2023, the amount of the liability corresponding to the plan, including payroll charges, in recorded is “Other accounts payable” in the amount of R$4 and the total expense recognized, including payroll charges, was R$4 and the fair value of this plan in that date was R$35, including charges.

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

	For the year ended December 31,
	2023	2022	2021
Gross operating revenue
Goods	72,535	59,510	45,550
Services rendered and others	250	174	111
	72,785	59,684	45,661
(-) Revenue deductions
Returns and sales cancellation	(147)	(109)	(76)
Taxes	(6,135)	(5,055)	(3,687)
	(6,282)	(5,164)	(3,763)

Net operating revenue	66,503	54,520	41,898

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

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

	For the year ended December 31,
	2023	2022	2021

Inventory cost	(54,685)	(44,809)	(34,163)
Personnel expenses	(4,137)	(3,358)	(2,512)
Outsourced services	(338)	(264)	(251)
Selling expenses	(1,093)	(875)	(646)
Functional expenses	(1,150)	(883)	(664)
Other expenses	(521)	(534)	(439)
	(61,924)	(50,723)	(38,675)

Cost of sales	(55,682)	(45,557)	(34,753)
Selling expenses	(5,411)	(4,379)	(3,334)
General and administrative expenses	(831)	(787)	(588)
	(61,924)	(50,723)	(38,675)

23	Other operating revenues (expenses), net

Other operating revenue and expenses correspond to the effects of significant or unusual events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2023	2022	2021

Result with property, plant and equipment and leases	55	(34)	12
Expenses related to legal proceedings	(1)	(19)	9
Restructuring expenses and others	(5)	(33)	(74)
Indemnity assets	-	14	-
	49	(72)	(53)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

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

	For the year ended December 31,
	2023	2022	2021
Financial revenues
Cash and cash equivalents interest	123	152	87
Monetary correction (assets)	80	187	75
Revenue from anticipation of payables	42	40	18
Other financial revenues	36	15	8
Total financial revenues	281	394	188
Financial expenses
Cost of debt	(1,720)	(896)	(543)
Cost and discount of receivables	(119)	(97)	(51)
Monetary correction (liabilities)	(247)	(401)	(13)
Interest on leasing liabilities	(899)	(509)	(292)
Other financial expenses	(27)	(6)	(19)
Total financial expenses	(3,012)	(1,909)	(918)
	(2,731)	(1,515)	(730)

25	Earnings per share

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

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each year:

	For the year ended December 31,
	2023	2022	2021
Net income allocated available to holders of common shares (a)	710	1,220	1,610
Weighted average of the number of shares	1,350	1,348	1,344
Basic denominator (millions of shares) (b)	1,350	1,348	1,344
Weighted average of stock option	4	6	11
Diluted denominator (millions of shares) (c)	1,354	1,353	1,355
Basic earnings per million shares (R$) (a/b)	0.525574	0.905322	1.198020
Diluted earnings per million shares (R$) (a/c)	0.524174	0.901589	1.188520

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2023, 2022 and 2021

(In millions of Brazilian Reais, unless otherwise stated)

26	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

Transactions	Note
Write-off of provisions for the acquisition of points of sale against trade payables	12.2
Acquisition of property, plant and equipment not yet paid	12.4
Acquisition of intangible assets not yet paid	13.4
Sale of assets held for sale that have not yet been received	27

27	Assets held for sale

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

Non-current assets classified as held for sale are measured at the lower of carrying amount and market value less cost of sale.

For the year ended December 31,
2022
Hypermarkets stores (i)	95
95

(i)	On February 25, 2022, GPA and the Company sold 17 owned properties (11 owned by GPA and 6 properties acquired by the Company) with a total sale value of up to R$1,200, to the Brazel Properties real estate fund (“Fund”) with the intervention and guarantee of the Company.

The balance as of December 31, 2022, corresponded to one property owned by GPA and the sale to the Fund was completed on July 11, 2023.

28	Segment information

The Company is involved in the operation of retail stores located in 24 Brazilian states and the Federal District. Operating segments are disclosed consistently with the internal report submitted to the main operating decision-maker, identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and evaluates performance by reviewing results and other segment-related information.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls.

The Company operated in one operating segment: Cash & Carry, it includes the “ASSAÍ” banner. As of December 31, 2023, 2022 and 2021 the Company operated in a single segment.

Geographic distribution of stores

Our stores are located throughout 24 states and in the Federal District in Brazil. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 57.7%, 55.2% and 56.6% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 42.3%, 44.8% and 43.4% of our net operating revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

29	Subsequent events

29.1	Funding of the ninth issuance of debentures

On March 28, 2024, the Company raised funds through the ninth issuance of debentures, in single series, in the amount of R$500, with settlement occurring on March 28, 2024. The funds obtained from this issuance will be used for general purposes, including liability management. These debentures will bear interest at the rate of CDI + 1.25% per year, which will be paid semi-annually until maturity in March 2027 and 2028.