Form 20-F
period 2024-12-31
Sendas Distributor S.A.
filed 2025-04-01
CIK 1834048

As filed with the Securities and Exchange Commission on March 31, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Securities registered or to be registered pursuant to section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class

Common Shares, without par value

American Depositary Share,
each representing five common shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024:

1,352,215,647 common shares, without par value

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

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“ABAAS” are to the Brazilian Cash and Carry Association (Associação Brasileira dos Atacadistas de Autosserviço);

●	“ABRAS” are to the Brazilian Supermarket Association (Associação Brasileira de Supermercados);

●	“ADSs” are to American Depositary Shares;

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;

●	“Brazil” are to the Federative Republic of Brazil;

●	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;

●	“Brazilian government” are to the federal government of Brazil;

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our former controlling shareholder.

●	“Casino Group” are to Casino and its subsidiaries;

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil;

●	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

●	“CMN” are to the Brazilian National Monetary Council (Conselho Monetário Nacional);

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);

●	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;

●	“Exchange Act” are to the U.S. Exchange Act of 1934, as amended;

●	“Extra Transaction” are to the transaction involving the assignment and conversion of 66 commercial points/stores operated by CBD under the Extra Hiper banner in several Brazilian states into cash and carry stores under the Assaí banner, among other transactions. For more information about the Extra Transaction, see “Item 4. Information on the Company—A. History and Development of the Company—History—Extra Transaction”;

●	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;

●	“IBGE” are to the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística);

●	“NYSE” are to the New York Stock Exchange;

●	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;

●	“Securities Act” are the U.S. Securities Act of 1933, as amended:

●	“Sendas ADSs” are to ADS, each representing five Sendas common shares;

●	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;

●	“Sendas common shares” are to common shares of Sendas;

●	“Sendas Deposit Agreement” are to the deposit agreement dated February 19, 2021, as amended on August 16, 2021, entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;

●	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;

●	“Spin-Off” are to the distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the depositary for the CBD ADS program, on a pro rata basis for no consideration. The Sendas common shares were distributed on March 3, 2021, and the Sendas ADSs were distributed on March 5, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—History— Corporate Reorganization and Spin-Off.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This annual report includes financial information derived from our audited historical financial statements as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, and the related notes thereto, which are included in this annual report. We refer to these financial statements and the related notes thereto collectively as our “audited financial statements.”

We have prepared our audited financial statements in accordance with the IFRS Accounting Standard, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board.

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this annual report from reais into U.S. dollars. The exchange rate used to translate such amounts was R$6.1923 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on December 31, 2024, as reported by the Central Bank. The U.S. dollar equivalent information included in this annual report is provided solely for convenience of investors and should not be construed as representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●	global economic, political and social conditions, including, for example, the military conflict around the world and their impacts on the global economy and consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

●	competition in the sectors in which we operate;

●	Brazilian government regulation and tax matters;

●	adverse legal or regulatory disputes or proceedings;

●	our ability to implement our strategy, including our digital transformation initiatives;

●	credit and other risks of lending and investment activities;

●	the political instability related to the election of the President of Brazil with a mandate that started in 2023, including uncertainties in relation to the implementation by the new government of monetary, fiscal and social security policies and the political climate after the result of the election, which has resulted in massive demonstrations and/or strikes;

●	our ability to expand our operations outside of our existing markets; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

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

As of December 31, 2024, we had total borrowings and debentures and promissory notes of R$16,175 million, of which R$1,991 million was classified as current borrowings and debentures and promissory notes and R$14,184 million was classified as non-current borrowings and debentures and promissory notes. If we are unable to repay or refinance our current or non-current borrowings and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

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

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, Law No. 8,429, of June 2, 1992, or Administrative Improbity Law, Law No. 9,613, of March 3, 1998, or Money Laundering Law, Decree No. 2,848, of December 7, 1940, or the Brazilian Penal Code, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, as well as increased enforcement activity by non-U.S. regulators and increases in criminal and civil proceedings brought against companies and individuals.

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

We may not be able to renew or maintain the lease agreements of certain stores or distribution centers on acceptable terms to maintain the operations of such stores or distribution centers, or we may not be able to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

All of our distribution centers and approximately 90% of our stores are leased from third parties. Our lease agreements are negotiated for specific terms ranging from five to 25 years, most of which have automatic renewal clauses after the end of the first contractual period, without prejudice to the right to renew the lease term for the remaining periods, pursuant to applicable law.

The strategic location of our stores and distribution centers is key to the development of our business activity and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, rents are adjusted annually in accordance with the contractually provided index. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Moreover, our lease agreements need to be annotated and registered in the relevant leased property’s deed and registered with the competent real estate registry office to guarantee our contractual and preference rights if the leased properties is sold to a third party. Some of our leased properties do not have their respective lease agreements annotated and registered with the competent real estate registry offices, and, as a result, we may not be able to guarantee our right to continue using the leased properties if the acquirer (in the capacity of the new landlord) has no intention in continuing the lease agreement with us or if a potential renegotiated lease amount becomes extremely onerous for us.

Our owned or leased real estate properties are subject to liens, encumbrances or legal restrictions annotated in the relevant property’s deed. In the event of default on the underlying obligations, creditors may proceed with the foreclosure of the guarantees, in which case the properties may be sold at auction or transferred to the name of the creditor itself to satisfy the underlying debt, resulting in the transfer of the property to third parties with whom we have no relationship whatsoever. In this sense, the continuity of our operations in these properties may not be possible and may cause a negative impact on our financial position and results of operations.

Each of our stores and distribution centers must obtain or renew certain operational licenses and inspection reports issued by the competent public authorities and are required for the development of our activities. Our inability to obtain or renew these operational licenses may result in certain losses, such as the loss of property insurance coverage, and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation system and infrastructure in Brazil to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

As of December 31, 2024, approximately 27% of our products were distributed through our 12 distribution centers and warehouses located in the Southeast, Midwest, North and Northeast regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

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

We are dependent on credit card sales. For the years ended December 31, 2024, 2023 and 2022, 50%, 49% and 49%, respectively, of our net operating revenue was represented by sales in installments, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

To support our operations, we must hire and retain a sufficient number of workers and pay them sufficient compensation. Several factors have had and may continue to have adverse effects on the labor force available to us and our vendors, including government regulations, which include laws and regulations related to workers’ health and safety, wage and hour practices and work authorization. Labor shortages and increased turnover rates have led to and could in the future lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our business. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation for any of the foregoing reasons could have a material adverse impact on our operations, results of operations, reputation, liquidity or cash flows.

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

The LGPD establishes, among other things, a legal framework related to:

●	Recording activities related to personal data processing, commonly referred to as data mapping. This involves surveying and organizing information on how personal data is collected, stored, and utilized;

●	Identifying risks associated with these activities; and

●	Implementing measures to mitigate these risks.

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

We may be unable to attract or retain key personnel, which could have a material adverse effect on our operating and financial results.

Our ability to maintain a competitive position relies significantly on the services provided by our management. Therefore, we must attract and retain personnel with specific skills and knowledge. If we lose any of these key professionals, we may not be able to attract new professionals with the same qualifications. Our success also depends on the ability to identify, attract, hire, train, retain, motivate and manage highly qualified professionals in the technical, management, information technology, marketing and services areas. Competition for such highly qualified employees is intense, and we may not be able to successfully attract, hire, retain, motivate and manage such qualified professionals. If we are not capable of attracting or retaining qualified professionals to manage and expand our operations, we may not have the capacity to conduct our business successfully and, consequently, our operating and financial results may be adversely affected.

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

In addition, in the event control over us is acquired by an investor or group of investors, certain of our debt obligations may be accelerated, which could materially and adversely affect our financial condition. For additional information about our indebtedness and the applicable covenants, see “Item 3. Key Information—D. Risk Factors— Risks Relating to our Industry and Us—Certain of our debt instruments contain covenants that could limit our ability to operate our business and have other adverse consequences” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness”.

Risks related to the financial situation of a shareholder may adversely affect the market price of our shares.

Some shareholders hold a significant equity interest in our share capital. The potential deterioration of the financial situation of any of these shareholders may necessitate the divestment of some of their assets, including our shares, adversely impacting their market price. Additionally, any strategic partnership or fundraising through the issuance of shares or securities convertible into or exchangeable for shares may result in changes to the market price of our shares and the dilution of the investor’s equity interest in us.

We were previously part of Casino’s economic group, which included other operational entities. We may be held jointly or severally liable in legal proceedings involving such entities.

Until June 2023, we were part of Casino’s economic group, alongside other operational entities. These entities are involved in legal proceedings as part of their normal business activities. If there are adverse decisions in the legal proceedings, the outcome of such proceedings may impact us jointly or severally for actions or omissions that occurred during the period when we were under Casino’s common control. If we are held jointly or severally liable for any such proceedings with adverse decisions, our operational and financial results and reputation may be adversely affected.

For instance, the agreements entered into between us and CBD in connection with the Spin-Off establish that we and CBD will not be jointly responsible for liabilities incurred prior to the Spin-Off, under the terms of article 233, sole paragraph, of the Brazilian Corporate Law, as each party agreed to be solely liable for its respective liabilities; however, Brazilian legislation provides that, in the case of tax contingencies or tax debts, tax authorities are not bound by agreements signed between parties and may demand payment of the debts jointly and severally from the entities involved, even in the administrative phase or before judicial execution. On September 27, 2024, we received a notice issued by the Brazilian Federal Revenue Service (Receita Federal do Brasil), or the RFB, containing a list of some of our assets, or Notice of Listing of Assets, in the aggregate amount of R$1.265 billion, in connection with certain tax liabilities in dispute of CBD. A listing of assets is an administrative measure used by the RFB to monitor any transfer of assets owned by a tax debtor, aiming to ensure that a potential tax debtor owns sufficient assets to settle the tax liability under discussion. A listing of assets is not considered a lien or encumbrance under Brazilian law and does not prevent the owner of the listed assets from disposing of, encumbering or otherwise transferring these assets, subject to notification to the RFB. On October 11, 2024, we received a response from the RFB, accepting our administrative appeal and, thus, canceling the Notice of Listing of Assets. Although we closely monitor this matter together with CBD, which has reaffirmed its responsibility toward us in connection with its liabilities and contingencies generated up to the date of the Spin-Off, we cannot guarantee that we will not receive similar notices from the RFB in the future or that our appeals will be successful. Also, in the event of adverse decisions, CBD may face challenges in reimbursing us, particularly in the case of economic distress.

Additionally, we are still a guarantor of some contracts in which CBD is the debtor party, consisting substantially of lease agreements. These contracts were executed while the companies were related parties, and the guarantees provided therein are subject to the Separation Agreement. For more information about the Separation Agreement, see “Item 4. Information on the Company—A. History and Development of the Company—History—Corporate Reorganization and Spin-Off.” In compliance with applicable accounting standards, we do not recognize a provision for such contingent obligations related to these guarantees. Nevertheless, these obligations are periodically assessed to determine whether an outflow of resources has become probable. If any of these contingent liabilities develop in a manner differently from initially expected, we may recognize a specific provision for such matter.

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

In addition, we are subject to oversight and review by federal, state and local authorities, including tax, labor and environmental authorities. These authorities may fine us, and such fines may become administrative proceedings and, subsequently, judicial proceedings, which, if decided unfavorably to us, may cause an adverse effect.

Similarly, CBD serves as the guarantor of certain agreements to which we are a party, including an amount of R$1.4 billion related to a legal proceeding identified as a potential loss in notes 17.4 and 17.4.1 of our audited financial statements included in this annual report. This guarantee is a result of our previous corporate reorganization. In the event of adverse decisions, CBD may face challenges in reimbursing us, particularly in the case of economic distress.

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

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and beef products mainly from five suppliers. The products provided by these suppliers represented approximately 13.9% of our total sales for the year ended December 31, 2024. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. Despite a decrease in the unemployment rate in Brazil from 9.3% on December 31, 2022 to 7.8% on December 31, 2023 and 6.2% on December 31, 2024, such rate remained high. The high unemployment rate in Brazil, combined with relatively high interest rates (the basic interest rate in Brazil, the SELIC rate, reached 12.25% on December 31, 2024, as compared to 11.75% on December 31, 2023 and 13.75% on December 31, 2022) resulted in less credit availability to consumers in Brazil.

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

We are subject to several federal, state and municipal laws and regulations relating to the preservation and protection of the environment. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the disposal and handling of wastes at our stores, distribution centers and headquarters.

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

Such factors are compounded by the overall health and growth of the Brazilian economy. According to the IBGE, Brazil’s gross domestic product, or GDP, sharply contracted by 4.1% in 2020 due to global effects of developments relating to the COVID-19 pandemic and grew by 4.8% in 2021, 3.0% in 2022 and 2.9% in 2023 Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of our common shares and ADSs.

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

On December 20, 2023, the Brazilian Congress enacted Constitutional Amendment No. 132, or EC 132, which provided a broad reform of the Brazilian tax system, with the extinction of a variety of taxes currently applicable to goods and services, including social contributions, federal tax on industrialized products, the municipal tax on services and the tax on the circulation of goods and services, or indirect taxes, for the creation of three new taxes on operations with goods and services: a goods and services tax, or IBS, a Federal Contribution on Goods and Services, or CBS, and an Excise Tax, or IS.

EC 132 will not be immediately effective, since there is a seven-year transition period, from 2026 to 2032, for the full implementation of the tax reform. The current indirect taxes (ICMS, IPI, ISS and PIS/COFINS) will coexist and will be gradually replaced by IBS, CBS and IS until completion of the tax reform by 2033. EC 132 provides that specific aspects of the new taxes (i.e., rates) will be determined by new laws, such as the recently published Complementary Law No. 214, dated January 16, 2025.

A tax reform on income and payroll taxation is also on the agenda of the Brazilian government. EC 132 provides that the executive branch must submit to the Brazilian Congress by the first half of 2024 (90 days as of the enactment of EC 132) bills of law with changes to income and payroll taxation. As of the date of this annual report, the executive branch has not yet submitted such respective bills of law.

An attempt to reform income taxation was also submitted when the Brazilian federal government introduced Bill of Law No. 2,337/2021, called the “second phase” of the Brazilian tax reform, which relates to income taxation, including dividend taxation, adjustments in calculation basis and corporate tax rates, changes in taxation of income and gains related to investments in the Brazilian capital markets (i.e., taxation of financial assets and investment funds, etc.), among others. Although the Brazilian House of Representatives approved this bill on September 2, 2021, it has since stalled in the Brazilian Senate, which will vote on it next. This initiative proposes significant changes to the income tax legislation, such as (i) repealing the exemption from income tax on the distribution of dividends by Brazilian companies (and imposing a general 15% income tax rate), (ii) the gradual decrease of the combined Brazilian corporate income tax rates, and (iii) extinguishing the possibility of deducting expenses from the payment of interest on shareholder’s equity (juros sobre o capital próprio – JCP). The income and payroll taxation reform resulting from EC 132 will probably include similar provisions as those attempted by Bill of Law No. 2,337/2021.

The implementation of the Brazilian tax reform is subject to the legislative process, which includes evaluation, voting, veto and amendments, all carried out by the legislative branch, the Brazilian national congress and the Brazilian president. Therefore, it is not possible to determine, at the outset, which proposed changes will be effectively implemented and how they may directly or indirectly affect our business and results, which would come into effect in the year following the conversion of such projects into law. If the Brazilian tax reform takes effect or if there are any changes in the applicable tax laws and regulations that alter the applicable taxes or special regimes during or after their effective periods, our business and results may be adversely affected.

Additionally, for the 2024 fiscal year, Article 30 of Law No. 12,973/2014 was repealed by Law No. 14,789/2023, eliminating the requirement for taxpayers to establish a tax incentive reserve as of January 1, 2024. This new law also modified the classification rules for subsidy benefits for the purposes of deducting Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), which may impact the total tax benefit we realize.

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

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s General Price Index (Índice Geral de Preços – Mercado), or IGP-M index, recorded inflation of 6.24% in 2024, deflation of (3.2)% in 2023 and inflation of 5.5% in 2022. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 4.83% in 2024, 4.62% in 2023 and 5.79% in 2022, according to the IBGE.

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

During recent years there has been significant volatility in the official Brazilian base interest rate (Sistema Especial de Liquidação e Custódia, or SELIC rate, set by the COPOM, which ranged from 14.25%, on December 31, 2015, to 2.00% as of December 31, 2020, and 12.25% as of December 31, 2024. Any future measures adopted by the Brazilian government, including reductions in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

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

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching R$5.9372 to US$1.00 on May 14, 2020. In 2020, the real depreciated against the U.S. dollar in comparison to 2019, reaching R$5.1967 per US$1.00 as of December 31, 2020. In 2021, the real further depreciated against the U.S. dollar in comparison to 2020, reaching R$5.5805 per US$1.00 as of December 31, 2021. In 2022, the real appreciated against the U.S. dollar in comparison to 2021, reaching R$5.2177 per US$1.00 as of December 31, 2022. In 2023, the real appreciated against the U.S. dollar in comparison to 2022, reaching R$4.8413 per US$1.00 as of December 31, 2023. In 2024, the real depreciated against the U.S. dollar in comparison to 2023, reaching R$6.1923 per US$1.00 as of December 31, 2024. On March 14, 2025, the real/U.S. dollar exchange rate was R$5.7413 per US$1.00. There can be no assurance that the real will not depreciate against the U.S. dollar.

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

Monetary regulations imposed by the Brazilian federal government may adversely affect us.

To support monetary policy, the Brazilian federal government, through the CMN and the Central Bank, periodically introduces regulations aimed at controlling the inflation rate. These regulations include altering the reserve requirements on loans and deposits, regulating the maximum term of financing and imposing limitations on the amount that can be financed, among other tools. Such controls are used by the Brazilian federal government primarily to regulate credit availability and to reduce or increase consumption. At times, these regulations affect the ability of customers to obtain credit. Some of these controls are permanent and affect business over long periods. There is no guarantee that in the future the Brazilian federal government will not adopt new regulations that could affect our liquidity, financing strategy, loan growth or even profitability, as well as the solvency of our customers.

We are currently operating in a period of economic uncertainty, which has been significantly impacted by geopolitical instability due to the ongoing conflicts between Russia and Ukraine, Hamas and Israel and resultant tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen. Our business, financial condition or results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from such conflicts or any other geopolitical tensions.

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the start of military conflict between Russia and Ukraine, Hamas and Israel and resultant tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen. While we do not have any customer or direct supplier relationships in a country with current military conflicts, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the geopolitical conflicts between nations and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

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

Standard & Poor’s, or S&P, downgraded Brazil’s credit rating from BB to BB-minus in January 2018 with a stable outlook in light of doubts regarding the presidential election and social security reform efforts. In February 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, S&P’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020. As a result of the COVID-19 pandemic, in 2020, 2021 and 2022, S&P maintained the country’s credit rating at BB- with a stable outlook. On December 19, 2023, S&P upgraded Brazil’s sovereign credit rating at BB with a stable outlook.

Moody’s maintained Brazil’s sovereign debt credit rating at Ba2 in April 2018, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in 2020, 2021 and 2022. In October 2024, Moody’s upgraded Brazil’s sovereign debt credit rating from Ba2 to Ba1.

Fitch downgraded Brazil’s sovereign credit rating to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In 2020, 2021 and 2022, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic. On December 15, 2023, Fitch upgraded Brazil’s sovereign credit rating at BB with a stable outlook. On June 27, 2024, Fitch affirmed Brazil’s sovereign credit rating at BB with a stable outlook.

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

We cannot assure you that an active trading market will be sustained for the Sendas common shares or the Sendas ADSs or that we will be able to maintain our listing on the B3. The trading volume of the Sendas common shares and the Sendas ADSs may be volatile, and holders of the Sendas common shares and the Sendas ADSs may not be able to sell their respective securities.

The Sendas common shares are listed on the Novo Mercado listing segment of the B3, and the Sendas ADSs are traded over-the-counter in the United States. The listing of the Sendas common shares on the B3 and the publication of quotations of the Sendas ADSs on the “pink sheets” operated by OTC Markets Group, Inc. does not guarantee that a market for the Sendas common shares or the Sendas ADSs will be sustained. In addition, trading in stock quoted on over the counter markets is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of the Sendas ADSs for reasons unrelated to operating performance. Moreover, the over the counter markets are not a stock exchange, and trading of securities on the over the counter markets is often more sporadic than the trading of securities listed on other stock exchanges such as the NYSE or NASDAQ. No assurance can be provided as to the demand for or trading price of the Sendas common shares or the Sendas ADSs.

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

Future sales, or the perception of future sales, of substantial amounts of the Sendas common shares on the B3 or the Sendas ADSs on the over-the-counter markets in the United States, or the anticipation of these sales, could adversely affect the market price of the Sendas common shares and the Sendas ADSs prevailing from time to time or their liquidity and could impair our ability to raise capital through the sale of equity securities.

None of us, our directors or officers or our shareholders are subject to any lock-up agreement that restrict or limit our or their ability to sell Sendas common shares or ADSs.

The market price of the Sendas common shares and the Sendas ADSs could decline significantly as a result of sales (or anticipated sales) of a large number of shares of the Sendas common shares on the B3 or the Sendas ADSs over-the-counter. The perception that these sales might occur could depress the market price of the Sendas common shares or the Sendas ADSs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD became shareholders of Sendas.

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

Our securities are not listed on a national securities exchange in the United States, and we are not required to implement various corporate governance measures that may be applicable to companies listed on such an exchange.

Neither Sendas common shares nor the Sendas ADSs are listed on any U.S. stock exchange, and we are therefore not subject to the listing standards, rules and requirements of any U.S. stock exchange. Accordingly, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers or whose securities are listed on a U.S. stock exchange, including: (1) a nominating and corporate governance committee that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (2) a compensation committee that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (3) an annual performance evaluation of the nominating and corporate governance and compensation committees; and (4) compliance with all independence requirements applicable to U.S. audit committees.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents and net gains from the disposition of property that gives rise to such income and of commodities. Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2024. However, there can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Corporate Information

Sendas Distribuidora S.A. is a corporation (sociedade anônima) organized under the laws of Brazil and registered with the Brazilian corporate taxpayers’ registry (CNPJ/MF) under registration number 06.057.223/0001-71. Sendas was formed on December 18, 2003 for an indefinite duration.

Sendas is domiciled in Rio de Janeiro, RJ, Brazil, and our headquarters are currently located in Rio de Janeiro, Brazil at the following address: Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, 22775-005, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 11 3411 5042.

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

Digital Partnerships

Our digital expansion journey began in 2021 with partnerships with third party last mile applications aimed at enhancing customer convenience. In September 2021, we partnered with Cornershop by Uber in over 25 cities across Brazil; in February 2022, we launched a pilot program with Rappi to sell our products through their website and app in six cities in the State of São Paulo; and in November 2024, we further expanded our reach by establishing a partnership with iFood. These partnerships enable customers to shop digitally for the main items in our product portfolio, with delivery drivers handling the selection, separation and delivery of the items identified by users. Currently, our digital partnerships with Cornershop and Rappi are available in over 70 cities across 17 states (plus the Federal District) in Brazil.

In 2024, our digital strategy made further advancements, with the goal of expanding purchasing options for customers by offering greater convenience and an enhanced shopping experience. As part of this effort, we expanded our partnership with last-mile delivery companies, including an expanded agreement with iFood. By the end of 2024, this partnership facilitated deliveries in over 40 stores.

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

As of December 31, 2022, a total of 66 commercial points had been assigned by CBD to us, and CBD’s management has decided not to assign the remaining 4 commercial points, reducing the total price of the transaction by R$45 million. The Extra Transaction closed with a total of 66 commercial points, and the total price of the transaction was R$3.9 billion. In 2022, 47 commercial points were converted into Assaí stores, followed by 17 conversions in 2023. In 2024, we completed the process by converting the final two stores.

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

Casino Group Shareholding Interest

On December 2, 2022, Wilkes Participações S.A., Géant International B.V., and Helicco Participações Ltda., indirect subsidiaries of Casino, completed the sale of an aggregate of 140,800,000 our common shares, including 400,000 ADSs, through a global offering. Subsequently, the Casino Group's ownership in our common shares decreased from 41.0% to 30.5%.

On March 21, 2023, Wilkes Participações S.A. concluded the sale of an aggregate of 254,000,000 our common shares, including 2,340,957 ADSs, in a second global offering with both international and concurrent public offerings with restricted selling efforts in Brazil. Following this transaction, the Casino Group's ownership stake in our common shares decreased from 30.5% to 11.7%.

Additionally, on June 23, 2023, Wilkes Participações S.A., Géant International B.V., and Segisor S.A.S. finalized the sale of 157,582,580 our common shares, representing 11.67% of its share capital, through a block trade operation. This led to the Casino Group's ownership stake decreasing to less than 0.01%, and currently, we do not have a controlling shareholder or control group.

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

Capital Increases due to Exercise of Stock Options

In 2024, our board of directors approved issuances of new Sendas common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans (as detailed under “Item 6. Directors, Senior Management and Employees—B. Compensation—Share-Based Compensation”). The new Sendas common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of existing Sendas common shares. Our board of directors approved the issuances as follows:

●	on August 8, 2024, our board of directors approved the issuance of 256,799 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,352,089,999 common shares and our total capital stock by R$2,568, from R$1,271,691,249 to R$1,271,693,817;

●	on November 7, 2024, our board of directors approved the issuance of 54,881 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,352,144,880 common shares and our total capital stock by R$548, from R$1,271,693,817 to R$1,271,694,365; and

●	on December 11, 2024, our board of directors approved the issuance of 70,767 new common shares due to the exercise of stock options granted to certain employees under the terms of our share-based compensation plans, increasing our total outstanding common shares to 1,352,215,647 common shares and our total capital stock by R$707, from R$1,271,694,365 to R$1,271,695,073.

Share Buyback Program

On June 25, 2024, our board of directors approved our first share buyback program, or the Buyback Program, pursuant to which we were authorized to acquire up to 3,800,000 Sendas common shares, representing up to approximately 0.28% of our total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 12 months from August 1, 2024 to July 31, 2025. The purpose of the Buyback Program was to enable the delivery of shares to participants of our Executive Partner Program and Long-Term Incentive Plan. For more information about our executive compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On December 10, 2024, we disclosed that the Buyback Program was concluded due to the acquisition, at market prices, of the maximum amount of 3,800,000 Sendas common shares authorized under the Buyback Program. For more information, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.” The acquired shares were kept in treasury for subsequent delivery to the participants of our Executive Partner Program and Long-Term Incentive Plan.

Recent Developments

Delisting from the NYSE

On December 19, 2024, our board of directors approved the voluntary delisting of the Sendas ADSs from the NYSE and the conversion of the ADR program to a Level 1 program, allowing investors to retain their ADSs. On December 30, 2024, we filed a Form 25 with the SEC to delist the Sendas ADSs from the NYSE. The last day of trading of the Sendas ADSs on the NYSE was January 8, 2025, and the Sendas ADSs were delisted from the NYSE prior to the market opening on January 10, 2025. The Sendas ADSs remain eligible for trading in the over-the-counter markets in the United States and trade on the “pink sheets” operated by OTC Markets Group, Inc. under the ticker symbol “ASAIY.” Our common shares will continue to be listed and admitted to trading in the Novo Mercado segment of the B3.

Working Capital Facility

On January 13, 2025, we raised US$100.0 million, equivalent to R$608 million, with a maturity date of 3 years, with semiannual interest payments and principal payment at the end of the transaction. On the same date, we entered into a swap contract to hedge against exchange rate fluctuations, with a cost of CDI + 1.22% per year. The funds were allocated to reinforce our working capital.

Management Changes

On March 12, 2025, our board of directors announced the resignation of Mr. José Guimarães Monforte from his roles as vice chairman of our board of directors, as well as a member of the finance and investments committee and the corporate governance, sustainability and nominating committee.

In addition, on March 18, 2025, our board of directors appointed (i) Mr. José Roberto Meister Müssnich as vice chairman of our board of directors; (ii) Mr. Oscar de Paula Bernardes Neto as a member of our corporate governance, sustainability and nominating committee, with a term unified with the other members of the committee; and (iii) Mr. Julio Cesar de Queiroz Campos as the coordinator of our corporate governance, sustainability and nominating committee.

For more information about our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Capital Increase, without the Issuance of Shares

On March 18, 2025, our board of directors approved a capital stock increase of R$184,074,731, without the issuance of new shares, through the partial capitalization of our expansion reserve (reserva para expansão). As a result, our capital stock increased by R$184,074,732, from R$1,271,695,073 to R$1,455,769,805, fully subscribed and paid-in. Our capital stock remains divided into 1,352,215,647 common shares with no par value.

Capital Increase due to Exercise of Stock Options

On March 18, 2025, our board of directors approved an issuance of 29,538 new common shares due to the exercise of stock options under Series B9, B10, and B11 of our Stock Option Plan. This issuance of our common shares increased our total outstanding common shares to 1,352,245,185 common shares and our total capital stock by R$295.38, from R$1,455,769,805 to R$1,455,770,100.

Second Share Buyback Program

On March 18, 2025, our board of directors approved our second share buyback program, or the Second Buyback Program, pursuant to which we were authorized to acquire up to 8,000,100 Sendas common shares, representing up to approximately 0.59% of our total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 12 months from April 1, 2025 to March 31, 2026. The purpose of the Second Buyback Program was to enable the delivery of shares to participants of our Executive Partner Program and Long-Term Incentive Plan. For more information about our executive compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Proposed Amendments to our Bylaws

Our management has proposed amendments to our bylaws, to be voted on at the extraordinary general shareholders’ meeting scheduled for April 25, 2025. Highlights of the proposed amendments to our bylaws include:

●	amendments to Article 40, main section, and paragraphs 4th and subsequent, in order to complement the provisions related to public offerings in the event of reaching a relevant shareholding (poison pill) and its exceptions;

●	amendment to include complementary activities in our corporate purpose, related to the agency and intermediation of communication services, advertising in general and publicity, the sale and lease of machinery and other equipment related to collections, payments or receipts in general, the generation of electricity for own consumption or commercialization, canteens, bakeries and patisseries, and the sale of meat, dairy products, and cold cuts;

●	amendments to Article 4 to reflect capital increases approved at board meetings held on October 30, November 18, and December 8, 2023, August 8, November 7, and December 11, 2024, and March 18, 2025;

●	inclusion of a provision in Article 8 clarifying that shareholder approval of related-party transactions at general meetings does not cover indemnities under D&O insurance or the execution of indemnity agreements;

●	amendment to article 12, caput, and 2nd paragraph to: (i) reduce the maximum number of board members to seven; (ii) require that the majority of the board be composed of external members; and (iii) increase the minimum number of independent directors from 20% to 1/3 of the board;

●	inclusion of additional paragraphs in Article 15 (paragraphs 4 and 5) specifying additional requirements for the election of board members;

●	amendment to provisions regarding the preparation of balance sheets and financial statements for the declaration of interim and intercalary dividends and interest on equity;

●	adjustments to align the statute of limitations for unreceived or unclaimed dividends with Brazilian law and define the payment period for declared interest on equity; and

●	amendments to improve our corporate governance.

Proposed Changes to our Board of Directors

Our management has proposed a new composition for our board of directors, to be voted on at the ordinary general shareholders’ meeting scheduled for April 25, 2025. The proposal includes the reappointment of certain current board members (Mr. Belmiro de Figueiredo Gomes, Mr. Enéas Cesar Pestana Neto, Mr. José Roberto Meister Müssnich, Mr. Julio Cesar de Queiroz Campos, Mrs. Leila Abraham Loria and Mr. Oscar de Paula Bernardes Neto) and the appointment of a new member, Mr. Miguel Maia Mickelberg, all with a term of office extending until the ordinary general shareholders’ meeting that will vote to approve the financial statements for the year ended December 31, 2026. For more information about our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Capital Expenditures and Investment Plan

Our investments since January 1, 2022 have included:

Opening of new stores – From January 1, 2022 to December 31, 2024, we organically opened or converted 102 Assaí stores in Brazil. For more information about our stores, see “—B. Business Overview—Sales Channels—Our Stores.”

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

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses located in the southeastern, midwestern, northeastern and northern regions of Brazil. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.

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

In 2024, R$894 million was paid for the acquisition of hypermarket commercial points related to the Extra Transaction. In 2024, we invested R$1,518 million in our operations, a decrease of 43.9% compared to R$2,705 million in 2023. This decrease was principally due to the reduction in the pace of expansion from 27 stores we opened in 2023 versus 15 stores opened in 2024, mostly explained by our strategy to commence a cycle of net debt reduction and decrease in leverage.

Our gross capital expenditures and investment plan for 2025 aims at building new units, renovating existing stores, improving logistics and technology, as well as other projects aimed at improving the shopping experience.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of R$)

Opening of new stores	925	1,999	4,206
Renovation of existing stores	376	291	263
Information technology	114	130	163
Distribution facilities and other	58	28	89
Non-cash effects:
Capitalized interests	46	257	775
Total investments	1,518	2,705	5,496
Acquisition of commercial points - Extra Híper	—	95	3,130
Total investments (including acquisition of commercial points)	1,518	2,800	8,626

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

B. Business Overview

Overview

According to ABAAS, we were the largest pure cash and carry player in Brazil in terms of consolidated gross revenue in the year ended December 31, 2023 and the second largest retailer in Brazil. In 2023, we were recognized as the food company with the greatest presence in Brazilian households, found in one out of every four homes, an unprecedented achievement in the cash and carry sector. We were the most remembered brand in the sector in the Top of Mind award by Folha de S. Paulo and in the Marcas Mais award by Estadão in 2024. In addition, we were ranked as the 25th largest company in Brazil in 2023 (Melhores e Maiores 2024) according to the Exame magazine and recognized as one of the most valuable brands in Brazil, reaching the 17th place in the Brazil 100 ranking published by Brand Finance in 2024. Furthermore, we are the only food retail company recognized for the second consecutive year among companies with more than 10,000 employees for its safe and welcoming environment, respecting diversity, recognizing, developing and offering growth opportunities, according to Great Place to Work (GPTW).

We serve as an economic center for the regions in which we operate. Our cash and carry operations involve sales of more than 9,000 items of grocery, food, perishable, beverage, wrapping and hygiene products, among others. In addition, our stores offer ample parking, air-conditioned, well-lit environments and more than 250 stores have butcher services.

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

Selected Operating Data

	As of and for the year ended December 31,
	2024	2024	2023	2022
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(2)	86,749	86,749	77,370	73,898
Number of stores at period end	302	302	288	263
Total square meters of selling area at period end(3) (in thousand square meters)	1,528,814	1,528,814	1,455,641	1,306,724
Net operating revenue (in millions of R$ or US$, as the case may be)	11,921	73,819	66,503	54,520
Net operating revenue per employee(4)	137,420	850,847	859,540	737,774
Average ticket amount	38	237	229	233
Average number of tickets per month (in millions)	26.0	26.0	24.2	19.5

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$6.1923 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on December 31, 2024, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as a representation that the real amounts represent, or have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022, 2023 and 2024, the number excludes interns and underage apprentices.
(3)	Sum of the selling area of each store at period end.
(4)	Calculated by dividing net operating revenue by the number of employees at period end.

Principal Markets

We generate all of our operating revenue in Brazil.

Sales Channels

Our Stores

As of March 31, 2025, we operated a total of 302 stores under the Assaí banner in Brazil.

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

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 302 stores we operated as of December 31, 2024, 29 stores ranged from 1,000 to 3,000 square meters of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 106 stores ranged from 3,000 to 5,000 square meters of selling area, a format we believe is best suited to big families in urban centers; and 167 stores ranged from 5,000 to 9,000 square meters of selling area, a format we believe is best suited for bulk purchases.

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

	For the year ended December 31,
	2024	2023	2022	2021	2020

Same store gross sales	3.4%	1.5%	10.3%	4.8%	14.1%

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

	For the year ended December 31,
	2024	2023	2022	2021	2020
	(in R$ thousands)
Average monthly gross revenue per square meter	4.5	4.5	4.7	4.5	4.4

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2021	212
During 2022:
Opened	13
Closed	(4)
Converted	42
As of December 31, 2022	263
During 2023:
Opened	10
Closed	(2)
Converted	17
As of December 31, 2023	288
During 2024:
Opened	13
Closed	(1)
Converted	2
As of December 31, 2024	302

The following table sets forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated. For more information, see “Presentation of Financial and Other Information—Special Note Regarding Certain Operational Metrics.”

	As of December 31,
	2024	2023	2022
Number of Stores	302	288	263
Total Selling Area(1) (in thousand square meters)	1,528,814	1,455,641	1,306,724
Average Selling Area per Store(2) (in square meters)	5,062	5,054	4,969
Total Number of Employees(3)	86,749	77,370	73,898

(1)	Sum of the selling area of each store at period end.
(2)	Total selling area at period end divided by total number of stores at period end.
(3)	Based on the full-time number of employees at stores, distribution and administrative centers (including active and absent employees). In 2022, 2023 and 2024, the number excludes interns and underage apprentices.

Geographic Distribution of Stores

Our stores are located throughout 24 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 58.3%, 57.4% and 55.7% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 41.7%, 42.6% and 44.3% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of December 31,
	2024	2023	2022
North	20	17	17
Midwest	28	27	25
Southeast	162	152	138
Northeast	82	82	74
South	10	10	9
Total	302	288	263

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 10.0%, 9.9% and 9.6% of our total sales for the years ended December 31, 2024, 2023 and 2022, respectively.

Credit Sales

For the years ended December 31, 2024, 2023 and 2022, 49%, 49% and 49%, respectively, of our net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 39%, 39% and 39% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 4.4%, 4.2% and 4.4% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years, and as of December 31, 2024, 2023 and 2022, FIC had a portfolio of 2.9 million, 3.2 million and 3.7 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of December 31, 2024, approximately 3.1 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in thousands)
Number of accounts	3,116	2,721	2,273

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

We had approximately 312 million customers as of December 31, 2024, an increase of 7.6% from December 31, 2023.

The table below sets forth our total number of customers as of the dates indicated:

	As of December 31,
	2024	2023	2022
	(in millions)
Total number of customers	312.1	289.9	233.7

As of December 31, 2024, approximately 47% of our final customers were classified as Class C, 44% as Class A and Class B and 9% as Class D and Class E. For more information about the different income level classifications of Brazilian households, see “—Industry.”

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

For the years ended December 31, 2024, 2023 and 2022, we spent R$403.0 million, R$339.0 million and R$265.0 million, respectively, on advertising.

Suppliers

Aside from a few categories of products, as beverage and meat which we procure mainly from five suppliers, our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 32% of their volume supplied by distribution centers. As of December 31, 2024, approximately 73% of our total product volume was supplied directly while 27% of our total product volume was supplied by our 12 distribution centers located in nine Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 256,797 square meters as of December 31, 2024.

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

Information Technology

We invested R$114.0 million, R$130.0 million and R$163.0 million in information technology in the years ended December 31, 2024, 2023 and 2022, respectively, in connection with our operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

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

As of December 31, 2024, we had 257 trademarks duly registered with INPI, including our trademark (Assaí), and 28 trademarks in the process of being registered. We did not have any registered patents as of December 31, 2024.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

According to the Nielsen, a consulting firm specializing in audience measurement, data, and analysis, 74.0% of Brazilian homes made at least one purchase from cash and carry stores in 2024, and the sales in the segment reported an increase of 14.0% in 2024, as compared to 2023. The market share of cash and carry stores improved by 12.1% in comparison to December 2019, mainly due to the macroeconomic context and the strong expansion throughout the last five years, a period when 683 cash and carry stores were opened. The segment has a high number of small players in Brazil, and thus, still offers plenty of growth opportunity. In terms of relevance, the cash and carry segment represented in December 2024 only 28.0% of the Brazilian monthly purchases in the retail food industry (considering others such as beverage distributors and small grocery stores and super and hypermarkets that do not belong to large groups), while other small players such as small grocery stores and super and hypermarket that do not belong to large groups represents 54.0%.

The chart below sets forth the importance of the cash and carry segment in monthly purchases in the retail food industry in December 2024:

Cash & Carry Relevance in Monthly Purchases

(Dec/2024)

________________________

Source: NielsenIQ – December 2024

(1) Beverage distributors and small grocery stores and super and hypermarkets that do not belong to large groups.

In addition, the market share of the cash and carry segment relative to total sales from the retail food industry reached 49.8% in December 2024, according to the Nielsen. The market share for this segment has increased 12.1 percentage points since December 2019 (only considering chains that report to Nielsen).

The chart below sets forth growth of the cash and carry segment in the last 48 months, only considering brands that report to Nielsen:

Market Share Growth by Segment since January 2020

(Dec/2024)

________________________

Source: NielsenIQ – December 2024

The cash and carry segment has been strengthening over the past few years in Brazil, with growth year after year. Such development has been achieved through major investments made by existing networks, as well as by the transformation of supermarkets and hypermarkets into wholesale stores.

Additionally, according to the Brazilian Supermarket Association (“ABRAS”), the Brazilian food retail sector represented approximately 7.0% of Brazil's GDP in 2023, with gross revenue of approximately R$763.6 billion in 2023, compared to approximately R$695.7 billion in 2022, representing an increase of 9.8%.

In addition, according to the ABAAS, there are more than 2,000 cash & carry stores operating in Brazil. The segment recorded total sales of more than R$300 billion in 2023 and accounted for nearly 2.8% of Brazil's GDP during that period.

According to the CENSO IBGE survey of 2024, the total population of Brazil was approximately 213 million in December 2024, representing a 12.1% growth since December 2010. Also, according to the CENSO IBGE survey of 2022, 87% of the population lives in urban areas (where most of our operations are located). Our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth.

According to the CENSO IBGE survey of 2024, in 2024, the city of São Paulo had an estimated population of 11.9 million and the city of Rio de Janeiro had an estimated population of 6.8 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46 million, representing 21.6% of the Brazilian population and is our largest consumer market, with 111 stores as of December 31, 2024. The state of Rio de Janeiro is our second largest consumer market, with 40 stores as of December 31, 2024.

As of December 31, 2024, family consumption in Brazil increased 4.8% while the country’s GDP increased 3.4%. This GDP increase was mainly due to growth in the services segment, which represents more than 70% of the country’s GDP.

The following table sets forth the different income levels of Brazilian households, according to the 2023 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2023, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	26,812
B1	12,683
B2	7,018
C1	3,980
C2	2,403
D/E	1,088

As of December 31, 2024, approximately 47% of our customers were classified as Class C, 44% as Class A and Class B and 9% as Class D and Class E.

The charts below set forth the distribution of our customers by income levels as compared to the overall Brazilian population.

Furthermore, a study by IPC Maps 2023, which focused on the population by social class specifically in urban centers, found that Class A households account for only 3.1% of urban households, Classes B1 and B2 collectively represent 21.5% of all urban households, Classes C1 and C2, the most representative in Brazil, collectively represent 47.0% of all urban households and Classes D and E collectively represent 28.4% of all urban households. In recent years, the average purchasing power and number of Class C, D and E urban households have increased.

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 7.50% from R$1,412.0 in January 2024 to R$1,518.0 in January 2025.

As set forth in the chart below, we were the second largest company in terms of total gross revenue in 2023, when compared with the main competitors in the Brazilian retail market.

Retail Ranking

Gross Revenue

for the year ended December 31, 2023

(in R$ billions)

________________________

Sources: Publicly available information published by each relevant company.

(1) Excludes CBD the operations of Grupo Éxito.

The chart below sets forth the food retail ranking in terms of gross revenue in 2023:

Food Retail Ranking

Gross Revenue

for the year ended December 31, 2023

(in R$ billions)

________________________

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

Our main competitors are Atacadão, Grupo Mateus, GPA, Supermercados BH, Grupo Muffato (Max Atacadista) e Grupo Pereira (Fort Atacadista), as well as various regional players.

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

ESG Indices and Recognitions

In 2024, for the second consecutive year, we continued to be part of the B3 Corporate Sustainability Index (ISE) portfolio, which highlights companies with management guided by corporate sustainability practices, reaffirming our commitment to our sustainability strategy.

We joined the B3's Carbon Efficient Index (ICO2), which demonstrates our commitment to transparency by disclosing carbon emissions and helps prepare our company for a low-carbon economy.

In 2024, we remained in IDIVERSA B3, the first index in Latin America focused on diversity. The index was launched in August 2023 and tracks publicly traded companies that stand out for their indicators related to gender and racial inclusion.

We were recognized as the best company in the wholesale and retail category in "Melhores e Maiores 2024" ranking by Exame, which recognizes the most outstanding companies in the Brazilian economic environment by evaluating several performance criteria.

In 2023, we achieved the Women on Board seal, meeting the requirement of having two women serving on our board of directors.

We received the Age-Friendly Employer (CAFE) Certificate granted in Brazil by Maturi, the official representative of the Age Friendly Institute program, which certifies companies committed to the inclusion of professionals aged 50 or over.

We received a renewed Great Place to Work (GPTW) seal for 2024. With the certification obtained by Great Place to Work (GPTW), in 2023 we were included in the IGPTW B3 index – that brings together all companies that were certified by GPTW and have assets traded on B3, the Brazilian stock exchange. In addition to expanding our visibility and credibility in the market, we further strength our employer brand.

We advanced in the evaluation of the CDP Climate Change, the largest global initiative for reporting climate risks. We improved our rating from C in 2021 to B in 2022 and maintained our consistency in 2023 and 2024.

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

Refrigerant gases have been replaced by other of lower global warming potential. In 2024, we reduced 20% of R-22 consumption in our stores, compared to 2021, which involves replacing (retrofit) old refrigeration systems with chillers that do not operate with R-22. This has allowed us to lower energy consumption due to thermal energy storage and better display of goods.

Waste Management

We are committed to reducing the environmental impacts generated by waste. In 2024, 43% of our waste was reused and stopped being sent to landfills, which allowed reductions in gas emissions, such as methane, around 55,820 tons of CO2e, the result of internal negotiations that allowed the expansion of programs aligned with the accelerated pace of company growth.

Composting has been fundamental to achieving this goal. In 2024, we reached a total of 3,601 tons destined for composting, an increase of 62% compared to 2023. The number of stores that participated in this initiative reached 77.

We have been looking for other ways to optimize organic waste and, for this purpose, we developed a pilot project in 2023 using three different technologies in Bahia, Paraiba and São Paulo. Each pilot action had a context related to technologies and business models, which includes composting and biodigestion, circular economy models (which includes the use of the compost generated in for small-scale, commercial and agricultural systems or for subsistence). The results of the pilot projects are driving our plans to achieve zero landfills in the future.

Better waste management has also contributed to other benefits, such as combating waste. Through the Destino Certo Program, we donated to partner institutions 1.9 thousand tons of perishable fruits, vegetables and greens not suitable for sale, but suitable for consumption. In all, 284 of our stores participated in this project throughout the year.

We have also strived to make use of waste from our value chain and engage customers in recycling efforts. By December 2024, we had 44 active recycling stations in our stores. In addition, we offer recycling bins to specific waste, such as light bulbs and batteries.

In 2024, we published our Animal Welfare Policy to promote more ethical and sustainable product supply chains relating to animal welfare practices.

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

Our relationship with suppliers is guided by standards to be followed in areas such as the promotion of human rights, occupational health and safety, food safety, anti-corruption practices, protection of biodiversity and the environment, which are contained in our Code of Ethics, Diversity and Human Rights, Environmental Management Policy and Socio-environmental Policy for Beef Purchasing, Ethics Charter for Suppliers and Animal Welfare Policy.

In 2024, we carried out social audits of working conditions at suppliers of our exclusive brands, some suppliers of fruits, vegetables and greens (FLV) and imported products whose production is in more critical countries, in accordance with the Compliance and Sustainability Initiative (ICS) protocol.

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

In 2024, fourteen maintenance audits were carried out at the factories of our national exclusive brand suppliers. We ended the year with 100% of exclusive brand suppliers with valid ICS audits. Additionally, eighteen ICS audits of fruits, vegetables and greens suppliers (FLV) were actively valid in 2024.

During 2024, three maintenance audits were carried out at the factories of international suppliers located in socially vulnerable countries. At the end of 2024, 100% of our suppliers complied with our guidelines for monitoring working conditions, reaching our commitment’s target.

Our Socio-Environmental Beef Purchasing Policy, published in 2016 and updated in 2023, establishes that all slaughterhouses and processors must fully comply with the document's guidelines to remain Assaí suppliers. This requirement guaranteed the commitment of 100% of eligible suppliers in 2024.

People and Community Development

At Assaí, career management is carried out throughout the employee's journey, from the candidate's first contact with Assaí. We use a system that manages our career management model – Avance, generating autonomy for managers and a structured method that includes skills assessment, performance mapping, adherence to culture, career conversation, as well as career committees, and individualized development plans for leaders and specialists.

Qualification and Training

Since 2013, we have invested in a structured model of corporate education, Assaí University. It was created with the purpose of disseminating knowledge about our business model – Self-Service Wholesale and preparing our people for the challenges of growth and expansion of our business, all through various development programs and online and in-person courses.

Assaí University continuously seeks innovations aligned with the trends in the evolution of organizational learning and digital transformation in education, always seeking to stay up to date with new ways and models of training and developing our more than 86,000 employees. Currently, Assaí University offers over 70 training programs and around 3,900 courses, covered in five learning schools, available for different hierarchical levels and business areas.

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

In 2024, we held the 6th edition of MÊSPAT, covering 100% of our stores and DCs. MÊSPAT's programming went deeper into four specific fronts, distributed in: Correct Use of PPE; Safety in Machines and Equipment; Occupational Safety in Butchers and Ergonomics in Material Handling.

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

In 2024, we reinforced our diversity and inclusion actions and programs, including affirmative actions, training sessions, dialogues, and compliance with internal laws and regulations, achieving the following results:

●	Gender Equality: Through inclusive hiring policies, training and development programs for women in middle management roles to advance their careers, and tailored benefits for mothers. In 2024, 25.7% of our leadership positions (management and above) were filled by women.

●	People with Disabilities: We intensified our partnerships with consultants to expand and strengthen our actions. We also prepared a Normative Instruction with guidelines on hiring, inclusion and dismissal of people with disabilities. In 2024, 5.3% of our employees were people with disabilities.

●	Racial Equity: In 2024, we intensified the hiring of Black employees in all positions and business units. 67.7% of our employees are self-declared Black and 45.8% of our management positions and above were held by Black employees.

●	LGBTQIA+: In 2024, we increased the inclusion of trans people, with a growth of 5% compared to the same period in 2023.

Policies and Commitments

Our commitments and initiatives for promoting diversity and inclusion are guided by our internal policies, designed to ensure the rights, respect, appreciation, and equity of all. These policies include:

●	Diversity and Human Rights Policy: Published in 2020, in line with the international human rights principles covered by the UN Universal Declaration of Human Rights, ensuring the rights of all individuals regardless of race, color, sexual orientation, gender identity, religion, nationality, economic and social condition, or any other identity marker.

●	Code of Ethics: Updated in 2024, the document summarizes the fundamental principles and guidelines that guide our activities and decisions, defining obligations for leaders, employees, suppliers, and other stakeholders, addressing conduct in business, relationships, and anti-corruption policies, among other aspects. The document also establishes procedures for the ombudsman, disciplinary measures, and management of the Ethics Committee.

●	Diversity and Human Rights Clause: Implemented in 2021, reinforcing the code of ethics and diversity and human rights policy, requiring contractors to orient and train their teams – working in the units – and establishing sanctions and contract termination in case of non-compliance, valid for all existing contracts with our service provider partners.

●	Ethnic Racial Equity Policy: Developed in 2021, with the aim of transparently positioning us and providing guidelines for action in the face of ethnic racial issues to all our employees, service providers, suppliers, or any other relationship public present in our business units. The policy also presents definitions and role and responsibility guidelines for leaders and non-leaders, as well as expected behaviors and behaviors not tolerated.

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

Partnerships and Associations

We are signatories of initiatives and movements that aim to contribute to a more responsible, fair and inclusive society. We work together to overcome the main challenges of sustainable development, adopting the best retail practices. We sign the following commitments:

●	Seal Yes to Racial Equity: Since 2020, we have been part of this important initiative by the Brazilian Institute of Identities (ID_BR) and its objective is to strengthen the commitment and positioning of companies to eliminate discrimination, respect human rights and value racial diversity.

●	Women's Empowerment Principles: Since 2021, we have been part of UN Women and the UN Global Compact. The seven women’s empowerment principles have guidelines to further strengthen our gender equity practices for our employees and society.

●	LGBTI+ Business and Rights Forum: This forum is a mobilization of companies committed to recognizing and promoting the rights of LGBTQIA+ people.

●	Business Coalition to Eliminate Violence Against Women and Girls: The initiative, in which we have participated since 2021, aims to bring greater visibility to this issue and advance the agenda to combat violence against women.

●	REIS – Business Network for Social Inclusion: This commitment reinforces our position in relation to the inclusion and development of the more than 4,500 employees with disabilities who are in our stores, distribution centers, offices, and corporate headquarters.

●	Movimento Mulher 360 (Business Movement for Women’s Economic Development): Since 2022, we have been part of this movement, through which we intend to contribute to the discussion of the agenda on gender equity and female empowerment. We reinforce our commitment to respect, appreciation and inclusion among our employees and our relationship network.

●	We adhere to the Open Letter to the Federal Executive Branch for the signing of Convention 190 for the Elimination of Violence and Harassment at Work, a movement led by the Business Coalition for the End of Violence against Women and Girls, of which we are a signatory.

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

In 2024, we worked on implementing each project, mapping challenges and partners and building our path, achieving the following results on each front:

(I) Entrepreneurship:

●	Academia Assaí: Activities on the entrepreneurship front are led by Academia Assaí (platform we created in 2017 and incorporated into the activities of Instituto Assaí, after the creation of the social organization), with the aim of supporting small entrepreneurs in the food sector. In 2024, Academia Assaí, through its training programs, issued 25,493 certificates to entrepreneurs, the online platform obtained more than 5 million accesses to its various communication channels, a growth of 22% compared to 2023.

●	Academia Assaí Award: In 2024, Academia Assaí promoted the seventh edition of the Academia Assaí Award, financially supporting 2,100 microentrepreneurs with more than R$1.3 million.

(II) Food Safety:

●	Food donation and fundraising campaigns: In 2024, we supported approximately 236 thousand families in vulnerable situations through our social impact actions, donating 2.7 thousand tons of food to 285 institutions and communities around our stores. The amount was donated through donations of basic food baskets, mobilizations with customers and the Destino Certo Program.

●	Community Kitchens: This program was launched in 2023, with the aim of providing the extremely vulnerable population, especially those living on the streets, with access to ready-made, healthy and appropriate meals, delivered by small and medium-sized community kitchens. Through the initiative, we served 291,000 meals with the support of kitchens in São Paulo, Rio de Janeiro, Fortaleza (CE), Manaus (AM) and Dourados (MS).

●	Mais Escolha Program: Implemented in 2023, the initiative consists of transferring income through the distribution of cards to, primarily, black women who raise children alone and who live in extreme poverty. In 2024, 2,112 families in the cities of Maceió (AL), Salvador (BA), Fortaleza (CE), Cabo Santo Agostinho (PE), Teresina (PI), Aracajú (CE), Manaus (AM), Boa Vista (RR) and Parauapebas (PA) benefited from receiving a food card with a monthly credit of R$105.00 to buy food in Assaí stores for six months.

(III) Sport and Citizenship:

●	Sport and Citizenship Notice: In 2023, the Assaí Institute published the first Sport and Citizenship Notice with the aim of identifying small social organizations that facilitate sports activities for children, teenagers and adults in vulnerable communities. 50 organizations from the north and northeast regions of Brazil, as well as the metropolitan region of São Paulo, were selected to participate in the first phase of training. For the second stage, 15 organizations participated until the end of 2025, receiving pedagogical training to develop activity plans, training for management development and financial resources of up to R$90 thousand each, which must be contributed to the organization itself. In 2024, 15 organizations held a Sports and Citizenship Festival in 12 Brazilian cities, offering sports activities and citizenship services, serving the entire local population. In the same year, the first Sports and City Forum was held with the participation of sports professionals and partner organizations, with the goal of strengthening the sport ecosystem.

Integrated Management and Transparency

●	We follow the highest corporate governance standards required by Novo Mercado, the B3 segment of which we are part. We also meet the requirements of companies listed on the NYSE. By establishing a high level of corporate governance, we intend to create a healthy and safe business environment for all our stakeholders, based on ethical and transparent relationships, thus providing greater predictability to our actions and projects.

●	We also adopt sustainability practices and publish an annual Sustainability Report to report on our performance in the economic, social, and environmental areas. The themes and topics prioritized in this report are in accordance with the materiality study and the set of sustainability commitments aligned with the policies adopted globally, as well as the correspondence to the GRI themes (Global Reporting Initiative), the SASB (Sustainability Accounting Standards Board) indicators, the Task Force on Climate Related Financial Disclosures, to Integrated Report (IR) and to the following UN Sustainable Development Goals: zero hunger and sustainable agriculture, quality education, gender equality, decent work and economic growth, reduction of inequalities, sustainable cities and communities, responsible consumption and production, action against global climate change, life in the water, Earth life, and peace, justice, and effective institutions. An independent auditor performs a limited review of the indicators defined in our annual sustainability report.

●	Since 2016, we have linked sustainability goals, through the ISD (Sustainability and Diversity Index), to the composition of the variable remuneration of leaders, including our chief executive officer and directors, managers, coordinators, consultants and specialists from corporate areas in addition to managers, assistant store managers, section heads, operations heads and those responsible for distribution centers.

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

We have a risk matrix that identifies the main risks to which we are exposed in the different areas and which is updated annually. New emerging concerns identified over a period of time are included among the prioritized themes. In 2024, we worked with 17 prioritized risks, 12 of which are traditional business risks and 5 are ESG-themed:

●	Discrimination and lack of diversity;

●	Food waste;

●	Climate change and transition risks;

●	Environmental impacts on the supply chain; and

●	Atmospheric emissions due to refrigeration.

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

D. Property, Plant and Equipment

As of December 31, 2024, we owned 30 stores. As of December 31, 2024, we leased the remaining 272 stores and the 12 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are for a term of five to twenty-five years, most of them being for twenty-year terms, renewable for the same period. We have six leases expiring in 2025, which are scheduled to expire in March, April, July, August and November 2025. These leases are subject to an automatic 10-year renewal unless we decide to terminate them prior to their expiration. We do not expect to terminate these lease agreements. Based on our prior experience on Brazilian real estate law, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of December 31, 2024
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	30	137,565	272	1,391,249	302	1,528,814
Warehouses	—	—	12	256,797	12	256,797
Total	30	137,565	284	1,648,046	314	1,785,611

	As of December 31, 2023
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	28	127,596	260	1,328,045	288	1,455,641
Warehouses	—	—	11	252,309	11	252,309
Total	28	127,596	271	1,580,354	299	1,707,950

	As of December 31, 2022
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	27	121,889	236	1,184,835	263	1,306,724
Warehouses	1	3,700	11	253,976	12	257,676
Total	28	125,589	247	1,438,811	275	1,564,400

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The economic environment remained challenging for our operations during throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 3.4% in 2024, increased by 2.9% in 2023, increased by 2.9% in 2022, increased by 4.6% in 2021 and decreased by 4.1% in 2020, the first year of the COVID-19 pandemic. Prior to 2020, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of December 31, 2024, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 6.2%, compared to 7.4% as of December 31, 2023 and 9.3% as of December 31, 2022. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In 2024, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, recorded inflation of 6.5% during 2024, compared to deflation of (3.2)% during 2023 and inflation of 5.45% during 2022. In 2024, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, increased to 4.83%, compared to 4.62% during 2023 and 5.79% during 2022. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2024, the real depreciated against the U.S. dollar by 27.9%, following an appreciation of 9.4% during 2023 and a depreciation of 6.5% during 2022. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of December 31, 2024, the CDI rate was 10.88%, reflecting a decrease from the CDI rate of 13.03% as of December 31, 2023 and a decrease from the CDI rate of 12.39% as of December 31, 2022. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

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

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2024	2023	2022	2021	2020

GDP growth (%) (1)	3.4	2.9	2.9	4.6	(4.1)
Unemployment (%) (2)	6.2	7.4	9.3	13.2	13.5
Inflation (IGP-M) (%) (3)	6.5	(3.2)	5.5	10.8	23.1
Inflation (IPCA) (%) (4)	4.8	4.6	5.8	10.1	4.5
CDI (%) (5)	12.2	11.7	12.4	4.4	2.8
(Depreciation) appreciation of the real against the U.S. dollar (%)	(27.9)	9.4	(6.5)	(7.4)	(28.9)
Exchange rate (closing) of the real to the U.S. dollar (6)	6.192	4.841	5.218	5.581	5.197
Average exchange rate the real to the U.S. dollars (6)	5.393	4.995	5.165	5.395	5.158

(1)	Source: IBGE.
(2)	Source: IBGE.
(3)	Source: FGV.
(4)	Source: IBGE.
(5)	Source: Central Bank.
(6)	Source: Central Bank.

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

As of December 31, 2024, our commercial galleries reached an occupancy rate of approximately 81% of the total gross leasable area, generating revenues of R$110 million in 2024, an increase of 18.3% as compared to 2023.

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

In 2023, our strategic expansion also marked significant progress in our growth plan. We successfully converted 17 commercial points into Assaí stores and built 10 new organic stores, expanding our sales area by an additional 152 thousand square meters. As of December 31, 2023, our total sales area reached more than 1.4 million square meters, an increase of 15.4% as compared to December 31, 2022. This growth also led us to achieve more than 80,000 employees. Our commitment to fostering employment opportunities and supporting community development remained a core aspect of our expansion strategy.

In 2024, we met our goal of opening 15 new stores, expanding our sales area by an additional 76 thousand square meters. We completed the process of converting stores under the Extra Transaction with the successful conversion of the remaining 2 stores in Penha and Caraguatatuba, and also opened our first stores in São José do Rio Preto and Guarujá.

As of December 31, 2024, our operational network was comprised of 302 stores, reflecting a 5.2% increase from the previous year. Looking ahead, we are aware of the challenges of 2025. For this reason, we consider the maintenance of our characteristics essential, i.e, efficient, decentralized, and low-cost operations to offer the best prices and the best shopping experience to our diversified customer base. We aim to open approximately 10 new stores in 2025.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our audited financial statements in accordance with IFRS as issued by the IASB. Our audited financial statements have been audited in accordance with the standards of the Public Company Accounting Oversight Board.

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

In addition, we hire a consulting firm to perform the controls testing for Sarbanes-Oxley Act purposes under our management’s supervision, in order to support the conclusion on internal controls.

Our management has concluded that our disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. In addition, the independent registered certified public accounting firm who audited our financial statements included elsewhere in this annual report has concluded that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO. For additional information, see “Item 15. Controls and Procedures.”

Overview

Despite a challenging economic scenario in which consumption was affected by high interest rates, dollar appreciation and food inflation, our operations, which consist of our cash and carry business, continued to experience strong growth in 2024, demonstrated by an increase of 11.0% in net operating revenue to R$73,819 million, from R$66,503 million in 2023. This growth was driven by the performance of the 15 stores we opened in 2024, consisting of 13 new stores and 2 store conversions, and the maturation of stores opened in prior years, with a 4.4% growth in same store sales. As of December 31, 2024, our total sales area was 1,529 thousand square meters. Management expects stores to mature after approximately five years, depending on the region in which the store is located. As discussed below, our net income increased by 8.3% to R$769 million in 2024 from R$710 million in 2023.

Results of Operations for Years Ended December 31, 2024 and 2023

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2024		2023		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	73,819	100.0	66,503	100.0	11.0
Cost of sales	(61,598)	(83.4)	(55,682)	(83.7)	(10.6)
Gross profit	12,221	16.6	10,821	16.3	12.9
Selling expenses	(5.995)	(8.1)	(5,411)	(8.1)	10.8
General and administrative expenses	(878)	(1.2)	(831)	(1.2)	5.7
Depreciation and amortization	(1,547)	(2.1)	(1,394)	(2.1)	11.0
Share of profit of associates	64	0.1	51	0.1	25.5
Other operating expenses (revenues), net	(21)	(0.0)	49	0.1	(142.9)
Operating profit	3,844	5.2	3,285	4.9	17.0
Financial revenues	324	0.4	281	0.4	15.3
Financial expenses	(3,233)	(4.4)	(3,012)	(4.5)	7.3
Net financial result	(2,909)	(3.9)	(2,731)	(4.1)	6.5
Income before income taxes	935	1.3	554	0.8	68.8
Income tax and social contribution	(166)	(0.2)	156	0.2	(206.4)
Net income for the year	769	1.0	710	1.1	8.3

Net operating revenue. Our net operating revenue consists mainly of gross revenue derived from our product sales reduced by taxes and products returns. Net operating revenue increased by 11%, or R$7,316 million, to R$73,819 million in 2024 from R$66,503 million in 2023, mainly as a result of: (1) a 7.6% contribution from expansion during the period, due to the opening of 15 new stores in the last 12 months; and (2) a 3.4% increase in same store sales, boosted by the maturation of new stores. In addition, our attractive and successful business model with continuous advances in improving the shopping experience, revising the product mix and including services to meet the demand and the profile of the customers around each store, has resulted in increased store traffic.

Gross profit. Gross profit increased by 12.9%, or R$1,400 million, to R$12,221 million in 2024 from R$10,821 million in 2023, mainly as a result of the maturation of stores opened in prior years and the expansion of in-store service offerings. Our gross margin increased by 0.3 percentage points, to 16.6% in 2024, from 16.3% in 2023, mainly as a result of: (1) the performance of new stores, which were opened within the last three years and are still in the maturation process, accounting for approximately 30% of the 302 units in operation; (2) our continuous innovation of the business model through the expansion of in-store services, as of December 31, 2024, we had 618 service units available, including 254 butcher shops, 191 deli counters and 173 bakeries, resulting in an enhanced shopping experience; and (3) our strategy to ensure an appropriate margin level amid intensified competition and the reduction in consumers' purchasing power, impacted by high interest rates and rising food inflation.

Selling expenses. Selling expenses increased by 10.8%, or R$584 million, to R$5.995 million in 2024, from R$5,411 million in 2023, mainly as a result of the opening of 15 new stores in the last 12 months and expansion of the services offered in the store, leading to an improvement in the shopping experience. At the end of 2024, we had 618 service units available, including 254 butcher sections, 191 cold cuts sections, and 173 bakeries. As a percentage of the net operating revenue, selling expenses remained 8.1%, unchanged from 2023, primarily due to the maturation of new stores and cost-cutting efforts. We emphasize that the performance of the expense committee in 2024, through structured initiatives and rigorous cost monitoring, played an important role in the costs control.

General and administrative expenses. General and administrative expenses increased by 5.7%, or R$47 million, to R$878 million in 2024, from R$831 million in 2023, mainly as a result of an increase in costs linked to inflation (especially personnel), which increased by 4.8% as measured by the IPCA. As a percentage of the net operating revenue, general and administrative expenses remained 1.2%, unchanged from 2023, primarily due to the maturation of new stores and cost-cutting efforts. We emphasize that the performance of the expense committee in 2024, through structured initiatives and rigorous cost monitoring, played an important role in the costs control.

Depreciation and amortization. Depreciation and amortization increased by 11.0%, or R$153 million, to R$1,547 million in 2024 from R$1,394 million in 2023, mainly as a result of the process of opening of stores.

Other operating expenses (revenue), net. Other operating expenses (revenue), net, decreased by R$70 million, to R$21 million of expenses in 2024 from R$49 million of revenue in 2023. In 2024, other operating expenses(revenue) consisted primarily of an impact of R$12 million due to the write-off of the terminated rental agreement and property, plant and equipment.

Operating profit. Operating profit increased by 17.0%, or R$559 million, to R$3,844 million in 2024 from R$3,285 million in 2023, mainly as a result of the maturation of new stores and the efficient and continuous control of expenses, even as the shopping experience was enhanced through the expansion of services and product assortments.

Net financial results. Net financial expenses increased by R$178 million to R$2,909 million in 2024 from R$2,731 million in 2023, primarily as a result of: (1) an increased balance of total indebtedness (current and non-current borrowings plus current and non-current debentures and promissory notes), where such debt increased to R$16,565 million as of December 31, 2024 from R$15,184 million as of December 31, 2023; (2) an increase in interest rates, with an increase of the CDI in the period; and (3) a decreased effect of capitalized interest (R$46 million in 2024, as compared to R$257 million in 2023).

Income before income taxes. As a result of the foregoing, income before income taxes from continuing operations increased by 68.8%, or R$381 million, to R$935 million in 2024 from R$554 million in 2023.

Income tax and social contribution. Our effective tax rate was 17.8% in 2024, compared to (28.2)% in 2023, resulting in a 206.4% increase in income tax and social contribution expenses, or R$322 million, increasing from a R$156 million benefit in 2023 to an expense of R$166 million in 2024. The decrease in the effective tax rate was primarily due to the loss of access to tax incentives related to grants for investments, which were available in 2023 under Complementary Law No. 160/17 and Complementary Law No. 12,973. These incentives are excluded from the calculation of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) and totaled R$939 million in 2023, compared to only R$125 million in 2024.

Net income for the year. As a result of the foregoing, net income for the year increased by 8.3%, or R$59 million, to R$769 million in 2024, from R$710 million in 2023.

Results of Operations for Years Ended December 31, 2023 and 2022

The following table sets forth the components of our income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2023		2022		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	66,503	100.0	54,520	100.0	22.0
Cost of sales	(55,682)	(83.7)	(45,557)	(83.6)	22.2
Gross profit	10,821	16.3	8,963	16.4	20.7
Selling expenses	(5,411)	(8.1)	(4,379)	(8.0)	23.6
General and administrative expenses	(831)	(1.2)	(787)	(1.4)	5.6
Depreciation and amortization	(1,394)	(2.1)	(919)	(1.7)	51.7
Share of profit of associates	51	0.1	44	0.1	15.9
Other operating expenses, net	49	0.1	(72)	(0.1)	(168.1)
Operating profit	3,285	4.9	2,850	5.2	15.3
Financial revenues	281	0.4	394	0.7	(28.7)
Financial expenses	(3,012)	(4.5)	(1,909)	(3.5)	57.8
Net financial result	(2,731)	(4.1)	(1,515)	(2.8)	80.3
Income before income taxes	554	0.8	1,335	2.5	(58.5)
Income tax and social contribution	156	0.2	(115)	(0.2)	(235.7)
Net income for the year	710	1.1	1,220	2.2	(41.8)

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

Other operating expenses, net. Other operating revenue (expenses), net, increased by R$121 million, to R$49 million of revenue in 2023 from R$72 million of expenses in 2022. In 2023, other operating revenue (expenses) consisted primarily of a positive (non-cash) accounting effect of R$65 million due to the write-off of the terminated rental agreement. This effect was triggered by the exit of the former controlling shareholder (Casino Group), given the existence of a clause that establishes the possibility of early termination of rental agreements of 28 stores leased from the Península fund that led to the negotiation of new rental agreements. Other operating revenue (expenses) also includes the sale of fixed assets. In 2022, our other operating revenue (expenses) included provisions related to (i) write-off of assets from closed stores due to the hypermarket conversions and (ii) the conclusion of certain asset sale.

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

Net income for the year. As a result of the foregoing, net income for the year decreased by 41.8%, or R$510 million, to R$710 million in 2023 from R$1,220 million in 2022.

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

We recorded cash and cash equivalents of R$5,628 million as of December 31, 2024 and R$5,459 million as of December 31, 2023. We had positive working capital (consisting of current assets minus current liabilities) of R$136 million as of December 31, 2024 and a negative working capital of R$1,810 million as of December 31, 2023. We maintain negative working capital as part of our merchandise management strategy. To the extent we maintain terms with our suppliers that are longer than our average inventory rotation period and average accounts receivable, we obtain a source of funding for our operations.

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

We anticipate that we will be required to spend approximately R$57.7 billion to meet our long-term contractual obligations and commitments, including borrowings, debentures and promissory notes, derivative financial instruments, lease liabilities and trade payables. See “—Contractual Obligations” below for more information. We expect to meet these obligations primarily by refinancing our debt in the bank credit market and fixed income capital markets.

Cash Flows

The following table sets forth certain information about our cash flows for the periods presented.

	For the years ended December 31,
	2024	2023	2022
	(in millions of R$)
Net cash generated by operating activities	4,932	5,963	5,144
Net cash used in investing activities	(1,670)	(3,055)	(3,790)
Net cash (used in) generated by financing activities	(3,093)	(3,291)	1,938
Net increase (decrease) in cash and cash equivalents	169	(383)	3,292
Cash and cash equivalents at the beginning of the year	5,459	5,842	2,550
Cash and cash equivalents at the end of the year	5,628	5,459	5,842

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Year Ended December 31, 2024

Net cash generated by operating activities was R$4,932 million for the year ended December 31, 2024 compared to net income of R$769 million for the period, primarily due to: (1) our incurrence of interest and monetary variation charges of R$3,117 million; (2) a net increase in accounts payable to suppliers of R$635 million; and (3) our incurrence of non-cash depreciation and amortization charges of R$1,640 million. The effects of these factors were partially offset primarily by: (1) an increase in the variation of trade receivables of R$1,011 million due to our expansion; and (2) a net increase in the variation of inventory of R$1,096 million in 2024, compared to R$735 million in 2023, due to the increase of quantity in numbers of stores and a new distribution center.

Net cash used in investment activities was R$1,670 million in 2024. In 2024, our primary use of cash for investment activities was related to: (1) the purchases of property, plant and equipment of R$1,647 million related to our expansion of our network of stores, compared to R$3,116 million in 2023; and (2) the purchases of intangible assets of R$42 million related primarily to the acquisition of software. The effects of these factors were partially offset by the sale of assets held for sale of R$16 million, including the sale of real estate assets to a real estate fund.

Net cash used in financing activities was R$3,093 million in 2024. In 2024, we received R$6,546 million of borrowings, principally consisting of our ninth, tenth, eleventh and twelfth issuances of debentures and bank loans. The effects of the new borrowings were partially offset by: (1) payments of R$289 million with respect to our leasing liabilities; (2) payments of interest on leasing liabilities of R$1,060 million; (3) payments of borrowings of R$4,771 million; (4) payments of interest on borrowings of R$2,583 million; and (5) payments related to the acquisition of hypermarket stores of R$910 million.

Year Ended December 31, 2023

Net cash generated by operating activities was R$5,963 million for the year ended December 31, 2023 compared to net income of R$710 million for the period, primarily due to: (1) our incurrence of interest and monetary variation charges of R$2,853 million; (2) a net increase in accounts payable to suppliers of R$1,498 million; (3) our incurrence of non-cash depreciation and amortization charges of R$1,476 million; and (4) a net decrease in inventory of R$735.0 million in 2023 compared to R$2.505 billion in 2022 due to the reduced number of stores opened in 2023 (27 stores) compared to 2022 (60 stores). The effects of these factors were partially offset primarily by: (1) an increase in recoverable taxes of R$352.0 million in 2023 compared to R$336.0 million in 2022, which reflects the monetization of ICMS, PIS, and COFINS; and (2) an increase in the variation of trade receivables of R$640 million due to our expansion.

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

Indebtedness

Our indebtedness was R$16,175 million as of December 31, 2024, and R$14,910 million as of December 31, 2023. Considering U.S. dollar-denominated debt that was converted to real-denominated debt using currency swaps, as of December 31, 2024, 100% of our indebtedness was denominated in reais, and as of December 31, 2023, 100% of our indebtedness was denominated in reais.

As of December 31, 2024, our real-denominated indebtedness bore interest at an average rate of CDI plus 1.35% per annum. As of December 31, 2024, 100% of our indebtedness bore interest at floating rates.

Short-Term Indebtedness

Our short-term debt was R$1,991.0 million as of December 31, 2024 (or 12.3% of our total indebtedness) and R$2,067.0 million as of December 31, 2023 (or 13.9% of our total indebtedness).

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

Financial covenants

Our debentures, promissory notes, commercial notes and working capital facilities require that we maintain the following financial ratios on a quarterly basis:

●	Net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than or equal to 3.0; and

●	Net debt/EBITDA ratio lower than or equal to 3.0.

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

None of our significant long-term debt instruments are secured by pledges of our assets. For each of the years ended December 2024, 2023 and 2022, no default or event of default has resulted in the acceleration of our debt.

The table below sets forth our principal long-term indebtedness as of December 31, 2024 and 2023.

	As of December 31,
	2024	2023	Maturity	Interest Rate
	(in millions of R$)
Second issuance of debentures:
1st series	—	954	May 2026	CDI + 1.70%
2nd series	669	670	May 2028	CDI + 1.95%
Third issuance of debentures:
1st series – CRI(1)	1,178	1,122	October 2028	IPCA + 5.15%
2nd series - CRI(1)	620	591	October 2031	IPCA + 5.27%
Fourth issuance of debentures
Single series	2,024	2,024	November 2027	CDI + 1.75%
Fifth issuance of debentures:
Single series – CRI(1)	258	258	March 2025	CDI + 0.75%
Sixth issuance of debentures:
1st series– CRI(1)	75	76	September 2026	CDI + 0.60%
2nd series– CRI(1)	58	58	September 2027	CDI + 0.70%
3rd series– CRI(1)	534	508	September 2029	IPCA + 6.70%
Seventh issuance of debentures:
1st series– CRI(1)	154	154	July 2026	CDI + 1.00%
2nd series– CRI(1)	925	921	July 2027	11.75%
3rd series– CRI(1)	50	50	July 2028	CDI + 1.15%
Eighth issuance of debentures:
1st series	401	401	December 2027	CDI + 1.85%
2nd series	401	401	December 2028	CDI + 1.95%
Ninth issuance of debentures
Single series	516	—	March 2029	CDI + 1.25%
Tenth issuance of debentures
Single series	1,805	—	June 2029	CDI + 1.25%
Eleventh issuance of debentures
Single series	2,882	—	June 2029	CDI + 1.25%
Twelfth issuance of debentures
Single series	804	—	December 2029	CDI + 1.25%
First issuance of promissory notes:
5th series	—	289	July 2024	CDI + 0.72%
6th series	322	289	July 2025	CDI + 0.72%
Second issuance of promissory notes:
1st series	—	1,681	August 2024	CDI + 1.47%
2nd series	—	1,683	August 2025	CDI + 1.53%
First issuance of commercial paper notes
Single series	786	790	February 2025	CDI + 1.70%
Second issuance of commercial paper notes
Single series	513	458	December 2025	CDI + 0.93%
Sendas working capital facilities	1,680	1,989		CDI + 1.48%

(1)	These debentures were used as collateral for the issuance of Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs.

The following discussion briefly describes certain of our significant outstanding indebtedness as of December 31, 2024.

Debentures

Second Issuance

In June 2021, we concluded our second issuance of non-convertible, unsecured debentures in two series, in an aggregate amount of R$1.6 billion, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of debentures were used for general corporate purposes, including to reinforce our cash position. The first series was prepaid in October 2024. The principal amount for the second series is R$660 million and accrues interest at a rate of CDI + 1.95% per annum, payable semi-annually through maturity in May 2028. The principal amount for the second series will be payable in two equal installments, one in 2027 and one at maturity.

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

Ninth Issuance

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

Tenth Issuance

On May 29, 2024, our board of directors approved the tenth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$1,800 million, for public distribution in Brazil, in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used for general corporate purposes, including to reinforce our cash position and manage our liabilities. The single series debentures accrues interest at a rate of CDI + 1.25% per annum, payable semi-annually through maturity in May 2029.

Eleventh Issuance

On September 10, 2024, our board of directors approved the eleventh issuance of non-convertible, unsecured debentures in a single series, in the amount of R$2,800 million, for public distribution in Brazil, in accordance with Brazilian law. The net proceeds of this issuance of debentures were used for liability management, including the prepayment of the total amount of the first series of promissory notes from our second issuance, as well as the total amount of the first series of our second debenture issuance, which were integrally paid on October 10 and 11, 2024, respectively, in the total amount of R$2,843 million. The single series debentures accrues interest at a rate of CDI + 1.25% per annum, payable semi-annually through maturity in September 2029.

Twelfth Issuance

On December 5, 2024, our board of directors approved the twelfth issuance of non-convertible, unsecured debentures in a single series, in the amount of R$800 million, for public distribution in Brazil, in accordance with Brazilian law. The net proceeds of this issuance of debentures will be used by the company for general purposes, including cash reinforcement, but not limited to, liability management. The single series debentures accrues interest at a rate of CDI + 1.25% per annum, payable semi-annually through maturity in December 2029.

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

The first five series of these promissory notes have been repaid. The sixth series, in the principal amount of R$200 million, accrues interest at the rate of CDI + 0.72% and is payable at maturity in July 2025.

Second Issuance

In August 2021, we concluded our second issuance of commercial promissory notes in two series for public distribution with restricted efforts in Brazil, in the aggregate amount of R$2.5 billion. The proceeds of this issuance of promissory notes were used to prepay the 4th series of the first issuance of debentures, in the amount of R$2.0 billion, with the remainder to reinforce our cash position. The first series was paid at maturity in August 2024, and the second series was prepaid in October 2024.

Commercial Notes

First Issuance

On February 10, 2022, we completed our first issuance of unsecured commercial notes in a single series, in the total amount of R$750 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes were used for general corporate purposes, including to strengthen our cash position in connection with our activities with producers of agricultural products or inputs. These commercial notes accrue interest at a rate of CDI + 1.70% per annum, payable semi-annually through maturity in February 2025. The principal amount will be paid in one installment at maturity.

Second Issuance

On December 26, 2022, we completed our second issuance of unsecured commercial notes in a single series, in the total amount of R$400 million, with restricted placement efforts in Brazil in accordance with Brazilian law. The proceeds of this issuance of commercial notes were used for general corporate purposes, including to strengthen our cash position. These commercial notes accrue interest at a rate of CDI + 0.93% per annum, payable semi-annually through maturity in December 2025. The principal amount will be paid in one installment at maturity.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions. Loans under these facilities accrue interest at an average rate of CDI + 1.48% and contain the same financial and restrictive covenants as the debentures and promissory notes described above. As of December 31, 2024, the aggregate principal amount outstanding under these working capital facilities was R$1,680 million. As of the date of this annual report, we do not have any unused credit lines available.

Recent Developments

Working Capital Facility

On January 13, 2025, we raised US$100.0 million, equivalent to R$608 million, with a maturity date of 3 years, with semiannual interest payments and principal payment at the end of the transaction. On the same date, we entered into a swap contract to hedge against exchange rate fluctuations, with a cost of CDI + 1.22% per year. The funds were allocated to reinforce our working capital.

Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of December 31, 2024.

	As of December 31, 2024
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 5 years	More than 5 years	Total
	(in millions of R$)

Borrowings	181	1,946	—	2,127
Debentures and promissory notes	3,659	12,986	4,439	21,584
Derivative financial instruments	215	(586)	(293)	(664)
Lease liabilities	1,522	5,558	15,746	22,826
Trade payables	10,710	12	—	10,722
Trade payables - Agreements	938	—	—	938
Other accounts payable	141	28	—	169
Total	17,366	19,944	20,392	57,702

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date we may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended December 31, 2024. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

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

E. Critical Accounting Estimates

See “—A. Operating Results—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Pursuant to our bylaws and the Brazilian Corporate Law, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our bylaws also provide for the establishment of an audit committee (comitê de auditoria) to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: people, culture and compensation committee; finance and investments committee; and corporate governance, sustainability and nominating committee.

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

For more information about our board of directors, see “Item 10. Additional Information—B. Bylaws—Board of Directors.”

The following table sets forth the name, title, date of last election and date of birth for each current member of our board of directors:

Name	Title	Date of Last Election	Date of Birth
Oscar de Paula Bernardes Neto (1)	Chairman	April 27, 2023	August 5, 1946
José Roberto Meister Müssnich(1) (2)	Vice-Chairman	September 2, 2024	July 24, 1953
Belmiro de Figueiredo Gomes	Director	April 27, 2023	November 8, 1971
Enéas Cesar Pestana Neto (1)	Director	September 1, 2023	February 27, 1963
Andiara Pedroso Petterle (1)	Director	April 27, 2023	December 1, 1978
Júlio Cesar de Queiroz (1)	Director	April 27, 2023	May 5, 1963
Leila Abraham Loria (1)	Director	April 27, 2023	January 26, 1954
Leonardo Porciúncula Gomes Pereira (1)	Director	April 27, 2023	April 25, 1958

(1)	Independent director (as defined under the Novo Mercado regulations).
(2)	At a meeting of our board of directors held on March 18, 2025, José Roberto Meister Müssnich was appointed as the Vice-Chairman to our board of directors, replacing Mr. José Guimarães Monforte, who submitted his resignation on March 12, 2025.

The term of office of all of our directors will expire at the annual shareholder´s meeting to be held in 2025. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our directors:

Oscar de Paula Bernardes Neto. Mr. Bernardes Neto graduated in Chemical Engineering from the Federal University of Rio de Janeiro. He currently acts as a member of the Governance and Sustainability Committee at Localiza. Over the past years, he has held significant roles in various organizations: From 1996 to 1999, he was the CEO/COO of Bunge Internacional. Between 1999 and 2013, he was a member of the Advisory Board of Bunge Brasil, a food company. From 1999 to 2009, he served on the Board of Directors of Delphi Estados Unidos. From 2003 to 2015, he participated in the Advisory Board of Alcoa Brasil, a company in the aluminum sector. From 2005 to 2015, he was a member of the Board and the Audit Committee of Cia Suzano Papel e Celulose, active in the pulp and paper industry. Between 2010 and 2018, he contributed as a member of the Board and the Committees on Compensation and People Development and Finance at Praxair Inc. (United States), a company specializing in industrial gases. From 2001 to 2019, he served as Senior Consultant to the CEO of Johnson Electric Holdings Limited (Hong Kong), a company dedicated to electric motors, having been a member of the Board of Directors until 2011. Since 2011, he has served as a member of the Board of Directors of OMNI Táxi Aéreo, in the aviation sector. Between 2007 and 2018, he was a member of the Audit and Strategy Committees at Localiza. Since 2011, he has held the position of Vice-Chairman of the Board and Coordinator of the Human Resources Committee at DASA. From 2012 until February 2019, he served as Vice-Chairman of the Board of Directors and a member of the Strategy Committees at Marcopolo S.A., a company in the transportation sector. Since 2015, he has been a member of the Board of Directors of VPAR Participações (Votorantim Group). From 2003 to 2015, he was part of the Board and the Committees on Management and People and Corporate Governance at Gerdau S.A. From 2003 to 2016, he was a member of the Board of Directors of Metalúrgica Gerdau S.A. From 2012 to 2015, he participated in the Strategy Committee of Vanguarda S.A. From 2009 to 2017, he was a member of the Advisory Board of Amyris United States. Currently, he is a member of the Board of Directors, the People Committee, and the Audit Committee at Mosaic. Since 2019, he has been a member of the Board of Jalles Machado, assuming the position of Chairman of the Board of Directors in 2021.

José Roberto Meister Müssnich. Mr. Müssnich served as the CEO of Atacadão S.A. for 14 years, leading the company’s sale to the Carrefour Group in 2007 and overseeing the management and expansion of the Atacadão brand in Brazil and abroad. Mr. Müssnich holds a Master’s degree (MSc) in Business Management from PUCRS, a Postgraduate degree in Business Administration from MAN/PUCRS, a Specialization in Marketing (PPGA/UFRGS), a Postgraduate degree in Business Administration from PPGA/UFRGS, a degree in Business Administration from UFRGS, and a degree in Public Administration from UFRGS. Mr. Müssnich is a member of the Board of Directors of Groupe LabelVie SA, a company listed on the Moroccan stock exchange with operations in Morocco, Ivory Coast, and France. Throughout his career, he has held various management positions and provided consultancy services to several Brazilian and international groups and companies, including serving as a member of the Board of Directors of Dotz S.A. from 2021 to 2024. Additionally, he has had an academic career as a professor at PUC/RS, ULBRA, UCS, UCUDAL/Uruguay, among other universities, for over 20 years, and has received more than 40 academic honors in the areas of Marketing and Business Strategy. He was awarded the LIDE 2016 Award, recognized as one of the eight Brazilian executives contributing to the nation’s development, promoted by the Business Leaders Group – LIDE.

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

Enéas Cesar Pestana Neto. Mr. Pestana is a professional with extensive experience in the retail food sector in Brazil. He recently served as the Chairman of the Board of Directors of Lopes Supermercados and held the position of CEO at Dia Supermercados, JBS América do Sul, and CBD. At CBD, his roles included CEO, CFO and Senior Executive Vice President of Operations. Furthermore, Mr. Pestana is a Founding Partner of a consultancy specializing in business management, focusing on companies in the Retail and Consumer Goods Industry sectors. He graduated in Accounting from the Pontifical Catholic University of the State of São Paulo and holds specializations in the areas of Controllership, Finance, Leadership, and Management from both national and international institutions.

Andiara Pedroso Petterle. Mrs. Petterle holds bachelor's and master's degrees in social communication from the Pontifical Catholic University of Rio de Janeiro and is currently a Ph.D. candidate in Business Administration at Business School Lausanne. Since 2021, Mrs. Petterle has served as the Vice-Chair of the Board of Directors and leader of the Strategy Committee at Cia Melhoramentos de São Paulo. Since 2022, she has been a member of the Board of Directors, the Digital Transformation Committee, and the People Committee of Banco SICREDI and SicrediPar. Additionally, since 2022, she has been a member of the Board of Directors, the People Committee, and the GTM Strategy Committee at KNEWIN. Mrs. Andiara has been a Digital Transformation professor at IBGC since 2021 and has been the CEO of Kyrie Capital LLC since 2021. Her previous roles include serving as a member of the Board of Directors at Cia Melhoramentos de São Paulo from 2019 to 2021, a Counselor at ANJ from 2016 to 2021, and an Advisory Counselor at Cia de Talentos from 2013 to 2017. She also served as a Board member from 2012 to 2016 and as the CEO from 2014 to 2016 at Predicta.

Júlio Cesar de Queiroz. Mr. de Queiroz holds a degree in Engineering from Mauá School of Engineering and a degree in Administration from Mackenzie Presbyterian University. Additionally, he has a postgraduate degree in Education from the Singularidades Institute, and he has completed dozens of development courses at institutions such as Singularity and Hebrew University of Jerusalem, among others. He has held various roles at Unilever Brasil, covering areas such as Supply Chain, Trade Marketing, Regional Sales Leadership, Corporate Affairs, and served as Vice President of Sales for Brazil and Latin America from 2000 to 2021. He was also a member of the Board of the Women in Retail Institute until 2021. Currently, Mr. de Queiroz is a member of the Board of the Ser + Institute, an Emeritus Council Member of Conscious Capitalism Brazil, Founder of the Young Movement Institute of Brazil, and CEO of Compra Agora América Latina.

Leila Abraham Loria. Mrs. Loria holds a degree in Business Administration from Fundação Getúlio Vargas - FGV, with a Master's in Business Administration from COPPEAD-UFRJ (1978). She has a Post-MBA in Corporate Governance and Capital Markets for Executives from B.I. International (2015), a course for Board Members by IBGC (2015), Risk University KPMG (2018 and 2015/2016), and Sustainable Capitalism ESG Berkeley (2021).Currently, Mrs. Loria is a member of the Board of Directors and the Minority Committee of Companhia Paranaense de Energia - COPEL (since 2017), a member of the Advisory Board and the People and Remuneration Committee of Casas Pernambucanas (since 2018), a member of the Board of Directors, the Socio-Environmental Responsibility Committee, and the Diversity Committee of JBS (since 2021), alternate member of the President of the Advisory Board of ANACONDA (since 2021), member of the Ethics Council of ABRACOM (since 2021), and Co-Chair of Women Corporate Directors - WCD (since 2017).Previously, she was a member and President of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (2018-2022), a member of the Board of Directors (2017), the Compliance and Governance Committee (2018-2019), the Investigation Committee (2018-2019), and the People Committee (2017-2021) of Madeira Energia - MESA and Santo Antônio Energia - SAE (2017-2021). She also served as a member of the Audit Committee of COPEL (2017-2021), a member of the Advisory Board of Costão do Santinho Resort (2016-2021), a member of the Advisory Board of INPLAC Indústria de Plástico (2016-2021), and a member of the Advisory Board of COPPEAD (2005-2018). Additionally, Mrs. Loria had experience as Executive Director of Telefonica Brasil and a member of the Board of Directors of Fundação Telefônica Vivo (2010-2015), President and General Director of TVA (Grupo Abril) and a Member of the Board of Tevecap (1997-2006), General Director and Member of the Board of Direct TV (1997-1999), Commercial Director of Walmart (1994-1997), and Director of Marketing, Sales, Business, Purchasing, and Human Resources of Mesbla (1978-1994).

Leonardo Porciúncula Gomes Pereira. Mr. Gomes Pereira graduated in Production Engineering from the Federal University of Rio de Janeiro in 1981 and in Economics from the Universidade Cândido Mendes in 1986. He participated in the Cross-Cultural Management Program - AOTS in 1986, the Strategic Finance Program - IMD in 1997, the Executive Development Program - Wharton Business School in 1998, the Senior Executive Program at Columbia University in 2005, and the Executive Programs at Singularity University in the USA and M&A at the London Business School in 2018. He holds the CFA ESG Investing Certificate and completed an MBA at the University of Warwick, England, in 1992.He worked for 13 years (from 1982 to 1995) in various positions at Citibank in Brazil, Asia, and the United States. Additionally, he served as Director of Planning and Investor Relations at Globopar from 1995 to 2000 and as Chief Financial Officer and Investor Relations Officer at Net Serviços from 2000 to 2007. In 2007, he became the President of Companhia Vale da Araguaia, a position he held until 2009 when he became Executive Vice President of Gol Linhas Aéreas and Managing Director of Smiles. Mr. Gomes Pereira also held the position of President of the Brazilian Securities and Exchange Commission (CVM) between 2012 and 2017. He has also served as a board member in both public and private companies, including coordinating the Independent Repair Committee of Vale formed after the Brumadinho tragedy, being a board member and member of the Audit and Risk Committees at CCR and Smiles, both listed on the Novo Mercado, a board member and member of the People Committee at FGC, Chairman of the Board of Directors of CBDN, and a member of the Advisory Board of the Mediare Institute. Since 2021, he has been serving as the Chairman of the Board of Directors of 2W Energia. Since 2022, he is a founding partner leading the governance and stewardship activities at Neuler Capital.

Executive Officers

Our executive officers are our legal representatives and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

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

The term of office of all of our executive officers will expire at the first meeting of our board of directors following the annual shareholder's meeting to be held in 2026. None of our executive officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law and our Executive Partner Program, a one-off grant of share rights for our CEO and Vice-Presidents of core areas. For more information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—2024 Changes to Management Compensation Structure.”

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

Management Changes

On March 13, 2024, our board of directors announced the resignation of Mrs. Daniela Sabbag as our chief financial officer and appointment of Mr. Vitor Fagá de Almeida as our vice-president of finance and investor relations with a term of office until the first meeting of our board of directors following the annual shareholder's meeting to be held in 2026. In addition, Mrs. Gabrielle Helú remains in the position of Investor Relations Officer, which ceases to be a statutory position.

On April 26, 2024, the shareholders at the annual general meeting ratified the election of Mr. Enéas Cesar Pestana Neto as an independent member of the board of directors.

On May 8, 2024, our board of directors voted to re-elect Belmiro de Figueiredo Gomes, as Chief Executive Officer; Wlamir dos Anjos, as Commercial Vice-President Director; and Anderson Barres Castilho, as Vice-President of Operations, and ratify the election of Vitor Fagá de Almeida as Vice-President of Finance and Investor Relations. Our board of directors also voted to consolidate the terms of all our executive officers for a unified term of office of 2 years, to end at the first meeting of the board of directors that occurs after the ordinary general meeting that approves the accounts for the year 2025.

On May 10, 2024, Mr. Luiz Nelson Guedes de Carvalho submitted his resignation, from the positions of independent member of the Board of Directors and Coordinator of the Audit Committee. At a meeting of our board of directors held on September 2, 2024, José Roberto Meister Müssnich was elected to our board of directors, replacing Mr. Luiz Nelson Guedes de Carvalho, with a term of office unified with the other members of the board of directors, ending at the annual general meeting that approves the accounts for the fiscal year ending on December 31, 2024.

On May 16, 2024, our board of directors voted to elect Mr. Leonardo Porciúncula Gomes Pereira as a member of our audit committee with a unified term of office with the other members of the audit committee, replacing Mr. Luiz Nelson Guedes de Carvalho. In addition, our board of directors appointed Mr. Heraldo Gilberto de Oliveira as the coordinator of our audit committee.

On June 25, 2024 our board of directors were informed of the resignation of Mr. Júlio Cesar de Queiroz Campos as a member of our finance and investment committee. Additionally, our board of directors elected Mr. Júlio Cesar de Queiroz Campos as a member of our corporate governance, sustainability and nominating committee, with a term of office unified with that of the other members, ending at the annual ordinary general meeting that approves the financial statements for the fiscal year ending on December 31, 2024.

On September 2, 2024, our board of directors were informed of the resignation of Mr. Enéas Cesar Pestana Neto as a member of our people, culture and compensation committee, and elected Mr. Enéas Cesar Pestana Neto as a member of our audit committee. In addition, Mr. José Roberto Meister Müssnich was elected as a member of our finance and investment committee and our people, culture, and compensation committee. All such elections at this September 2, 2024 meeting are for a unified term of office with the other members of the mentioned committees, ending at the annual general meeting that approves the accounts for the fiscal year ending December 31, 2024.

Board Committees

As of the date of this annual report, our board of directors has approved the creation of the following four advisory committees: (1) audit committee; (2) people, culture and compensation committee; (3) finance and investments committee; (4) corporate governance, sustainability and nominating committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, re-election being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Resolution No. 23, as amended from time to time, adopt a statutory audit committee (comitê de auditoria). According to CVM Resolution No. 23, the audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Members of our audit committee are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by our bylaws, the audit committee’s internal regulation and the CVM rules.

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

The following table sets forth the name, title, date of last appointment and date of birth for each member of our audit committee:

Name	Title	Date of Last Election	Date of Birth
Leonardo Porciúncula Gomes Pereira	Member	May 16, 2024	April 25, 1958
Andiara Pedroso Petterle	Member	April 27, 2023	December 1, 1978
Heraldo Gilberto de Oliveira	External specialist and Coordinator	April 27, 2023	May 4, 1964
Guillermo Oscar Braunbeck	External specialist	April 27, 2023	December 8, 1972
Enéas Cesar Pestana Neto	Member	September 2, 2024	February 27, 1963

The term of office of all of our audit committee members will expire at the annual shareholder's meeting to be held in April 2025.

The following is a summary of the business experience of the members of our audit committee.

Leonardo Porciúncula Gomes Pereira. Mr. Gomes Pereira has been a member of our audit committee since May 16, 2024. Please see “—Board of Directors” for his biography.

Andiara Pedroso Petterle. Mrs. Petterle has been a member of our audit committee since April 27, 2023. Please see “—Board of Directors” for her biography.

Heraldo Gilberto de Oliveira. Mr. Oliveira has been a member of our audit committee since January 2021 and took over the coordination of the committee in May 2024. He is an accounting expert and consultant specializing in accounting, corporate and tax matters. He is certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) as an Experienced Management Advisor (CCA+ IBGC) and Experienced Audit Committee Member (CCoAud+ IBGC). Currently, Mr. Oliveira holds the following positions: coordinator of our Audit Committee; coordinator of the audit, risks and compliance committee of CLI – Corredor Logística e Infraestrutura S.A. since 2022; and chairman of the supervisory board (conselho fiscal) of Mangels Industrial S.A. since 2022. Previous positions include: independent board member (qualified by Central Bank of Brazil) and chairman of the audit committee of China Construction Bank (Brazil) Banco Múltiplo S.A. (from 2014 to January 2025); coordinator of the audit committee of Iguá Saneamento S.A. (from 2017 to August 2024) and member of its people and remuneration committee from 2018 to August 2024; and member of the audit committee of Auren Energia S.A. (from 2022 to April 2025).

Guillermo Oscar Braunbeck. Mr. Braunbeck holds a bachelor's degree in economic sciences from the State University of Campinas (UNICAMP) and a Ph.D. in control and accounting from the School of Economics, Administration, Accounting, and Actuarial Sciences at the University of São Paulo (FEA-USP). Currently, Mr. Braunbeck serves as a regular fiscal council member at Anima Holding S.A., CESP, CPqD, and Companhia de Navegação Norsul. He is also the vice-technical coordinator and voting member of the Accounting Pronouncements Committee (CPC) and has been the CFO of the CPC Support Foundation since March 2016. Additionally, he is active in academia, holding the position of professor-doctor at FEA-USP since 2014 and serving as a guest professor in the competitiveness management master's program at Fundação Getúlio Vargas since 2017.

Enéas Cesar Pestana Neto. Mr. Pestana Neto has been a member of our audit committee since September 2, 2024. Please see “—Board of Directors” for his biography.

People, Culture and Compensation Committee

Our people, culture and compensation committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulations.

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

Our people, culture and compensation committee is currently composed of Leila Abraham Loria, Andiara Pedroso Petterle, Julio Cesar de Queiroz and José Roberto Meister Müssnich, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

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

Our finance and investments committee is currently composed of Miguel Maia Mickelberg, which a summary of his business experience is detailed below, and Leonardo Porciúncula Gomes Pereira, Enéas Cesar Pestana Neto, and José Roberto Meister Müssnich, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Miguel Maia Mickelberg. Mr. Mickelberg holds a degree in Economics from UFRGS and an MBA from MIT Sloan School of Management, having obtained the Certificate in Finance from the same school. Mr. Mickelberg has been with Cyrela since 2007 and currently serves as Chief Financial Officer (CFO) and Investor Relations Director. He is currently responsible for the areas of controllership, financial planning, accounting, taxes, investor relations, corporate debt issuance, project-linked debt issuance, and information technology. Before assuming the role of CFO, Miguel was the Controller at Cyrela. Mr. Mickelberg is currently a member of the Board of Directors of Cury Construtora e Incorporadora S.A., Lavvi Empreendimentos Imobiliários S.A., and Plano & Plano Desenvolvimento Imobiliário S.A.

Corporate Governance, Sustainability and Nominating Committee

Our corporate governance, sustainability and nominating committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulations.

The main functions of our corporate governance, sustainability and nominating committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best corporate governance and sustainability practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required; (3) ensure the proper functioning of our board of directors, management and the advisory committees of our board of directors and the relationship between such entities and between them and our shareholders, and, accordingly, periodically review and recommend to our board of directors changes with respect to their corresponding operation and duties; (4) periodically prepare or review, as the case may be, our bylaws, codes and policies, the committee’s internal regulation, as well as any other documents related to our corporate governance; (5) keep our board of directors informed and updated with respect to laws and regulations, as well as monitor the implementation of regulations and recommendations in force and practiced in the market, including in relation to the rules that may be created and that could impact our corporate and capital market activities; (6) draft, submit to our board of directors and periodically review our transactions with related parties policy, as well as all other policies necessary for the adoption of the best management and corporate governance practices; (7) advise our board of directors on all aspects related to sustainability, including with regard to actions aimed at promoting conscious consumption by our customers, suppliers and employees; (8) advise and recommend the adoption of waste management programs, encouraging small producers and food security; and (9) acknowledge and analyze the transactions with related parties.

Our corporate governance, sustainability and nominating committee is currently composed of coordinator Júlio Cesar de Queiroz Campos and members Oscar de Paula Bernardes Neto and Leila Abraham Loria, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Fiscal Council

Under the Brazilian Corporate Law, a fiscal council (conselho fiscal) is a separate governance body, independent of management and the independent auditors. The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report their findings to shareholders. The fiscal council is a non-permanent body that, according to our bylaws, may be formed with a minimum of three and a maximum of five members, who must all be residents of Brazil, regardless of whether they are shareholders or not. The fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, pursuant to specific rules set forth by the CVM. On April 26, 2024, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. The current members of our fiscal council are: Artemio Bertholini and his alternate Márcio Belli, Edson Fernandes and his alternate Ricardo Rodil, Leda Hahn and her alternate Rene Martins. The term of office of all of our fiscal council members will expire at the annual shareholder's meeting to be held in 2025. For more information about our fiscal council, see “Item 10. Additional Information—B. Bylaws—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. Indemnification will only be available after the application, and only in a supplemental manner, of any eventual coverage of the directors and officers (D&O) liability insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “—B. Compensation—Insurance.”

B. Compensation

Overview

For the year ended December 31, 2024, the aggregate compensation expense for our board of directors, executive officers and fiscal council was R$58.1 million, composed of: (1) R$10.3 million for our board of directors in fixed compensation; (2) R$47.3 million for our executive officers (R$12.2 million in fixed compensation, R$11.7 million in variable compensation and R$23.4 million in share-based compensation); and (3) R$0.5 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also received a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

For the year ended December 31, 2025, the aggregate compensation expense for our board of directors, executive officers and fiscal council is expected to be R$76.0 million, composed of: (1) R$10.7 million for our board of directors in fixed compensation; (2) R$64.6 million for our executive officers (R$13.8 million in fixed compensation, R$19.4 million in variable compensation and R$31.4 million in share-based compensation); and (3) R$0.7 million for our fiscal council (composed entirely of fixed compensation). Our executive officers also receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts.

On April 26, 2024, our shareholders approved the establishment of the overall limit for the ordinary compensation of our managers for the fiscal year ending on December 31, 2024, at R$ 61,137,396.00. This limit does not include expenses arising from the Executive Partner Program. In addition, shareholders also approved the compensation for the members of the fiscal council, corresponding to 10% of the average fixed compensation attributed to our statutory directors (excluding benefits, representation allowances, profit sharing, variable or stock-based compensation), as provided for in Article 162, §3 of the Brazilian Corporate Law.

Profit Sharing Plan

Sendas implemented a profit-sharing plan model for its management team through 2023. The board endorsed a performance indicator panel percentage range for our executive officers, with a minimum of 80% and a maximum of 120%. This range differed from that applicable to other officers, who had a range of 0% to 200%. This plan and its regulations were not extended to board members.

Sendas utilized performance indicators aligned with its strategic planning, encompassing both financial and non-financial outcomes. Financial indicators included net sales, net margin, general administrative and sales expenses, EBITDA, net profit, net debt, and an ESG index covering women in leadership and carbon emissions.

The total payout under the profit-sharing programs is constrained by predefined terms and conditions.

Calculation and Accounting

The People, Culture, and Compensation Committee is responsible for approving the performance indicators governing variable compensation for the chief executive officer and the other executives. These indicators encompass 50% business metrics (financial and ESG), 30% quantitative and qualitative criteria, and 20% individual assessment (discretionary). Each indicator carries a weight with a goal set at 100%, allowing for an achievement range of 80% to 120%.

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

Per the plan terms, each eligible member is assigned an annual target calculated based on the base salary for profit-sharing plan valuation. The individual profit-sharing amount is contingent on: (1) Sendas aggregated results for individual metrics results; (2) business segment or department outcomes, as applicable; and (3) individual performance. The final amount is derived from multiplying the individual value. For the year ending on December 31, 2023, our executives received R$11.5 million under this profit-sharing plan, constituting part of their variable compensation.

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

(2) enabling managers and employees of Sendas to actively participate in its capital structure and benefit from equity increases resulting from their contributions to Sendas; and

(3) aligning the interests of managers with those of shareholders, thereby fostering the performance of these professionals and ensuring their continued commitment to the management of Sendas.

Sendas believed that by providing its directors and officers the opportunity to become investors, it not only incentivizes their performance but also aims to create value for Sendas and its shareholders. This model was effective until 2023, after which a new compensation model was approved for 2024. However, the Stock-Based Compensation Plan, as approved in 2020, will continue to grant stock-based compensation until the applicable vesting conditions are concluded.

In connection with our transformation into a non-controlled corporation (see “—Election of New Board of Directors and Corporate Transformation” above), we reviewed our management compensation structure to better align with the interests of our investors. The purpose of the new compensation model is to retain and motivate executives, rewarding the achievement of our performance goals aimed at creating value. To that end, our management has proposed a new compensation model that was approved at our ordinary and extraordinary general shareholders’ meetings held on April 26, 2024, as further described below.

Sendas Compensation Plan

Until December 31, 2023, each series of options granted under the Sendas Compensation Plan received the letter “B” followed by a number. The exercise price of each stock option granted under the Sendas Compensation Plan was R$0.01. Options granted to a participant may not be exercised for a period of 36 months from the grant date, or Grace Period, and may only be exercised from the 37th month from the date of the grant. The exercise window consists of 6 months from the 37th month.

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

Sendas Stock Option Plan

Until December 31, 2023, each series of options granted under the Sendas Stock Option Plan received the letter “C” followed by a number. The strike price of each stock option granted under the Sendas Stock Option Plan corresponded to 80% of the average closing price of the trading of the common shares issued by Sendas held in the last 20 trading sessions of B3 prior to the date of convening the meeting of Sendas that deliberates the granting of the options of that series.

Options granted to a participant may not be exercised for a period of 36 months from the grant date, or Grace Period, and may only be exercised from the 37th month from the date of the grant. The exercise window consists of 6 months from the 37th month.

At the end of the vesting period (i.e., 36 months) the participant received the exercise term of the option and Sendas shall inform: (1) the total exercise price to be paid, (2) the date of delivery to the participant of the shares subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the board of directors; (3) the number of shares to be delivered to the participant; and (4) the lock-up period of 6 months from the date of payment.

Termination

The options granted under the Sendas Compensation Plan and the Sendas Stock Option Plan were automatically extinguished, ceasing all effects, in the following cases: (1) at the time of their full exercise; (2) after the end of the period of validity of the purchase option; (3) by the termination of the relevant option agreement by common agreement between Sendas and the participant; or (4) if Sendas is dissolved, liquidated or is declared bankrupt. In the event of a participant’s dismissal, with or without just cause, resignation or removal from office, retirement, permanent disability or death, the rights conferred upon a recipient in accordance with the Sendas Compensation Plan or Sendas Stock Option Plan may be extinguished or modified as follows:

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

Maximum Number of Shares and Options

The combined total number of options available for grant under both the Sendas Compensation Plan and the Sendas Stock Option Plan, until 2023, could not exceed 2% of the total common shares issued by Sendas. This limitation applied with the exception of adjustments resulting from stock splits, reverse stock splits and bonuses.

Since December 31, 2023, we ceased to grant stock options to our executive officers within the scope of the Sendas stock-based compensation plans as approved in 2020. In addition, our board of directors intends to discontinue the use of such plans for our other employees as of 2025. Option awards already granted will remain in force without any change.

Stock Options Exercised and Shares Delivered

In 2023, no stock options were exercised by our directors or executive officers under the Sendas stock-based compensation plans.

Stock Ownership Guidelines

In connection with our transformation into a non-controlled corporation, we reviewed our management compensation structure to better align with the interests of our investors. Accordingly, a new compensation model was approved at our ordinary and extraordinary general shareholders’ meetings held on April 26, 2024.

In this context, to encourage an ownership culture, our management has approved Stock Ownership Guidelines, which aim to establish certain guidelines regarding the maintenance by our management of full and legitimate ownership of our shares in a minimum determined amount. We expect that this policy will promote alignment of the long-term interests of our managers with those of our shareholders and encourage decision-making that seeks sustainable value creation, in a complementary and integrated manner with the long-term incentives, as further described below.

According to the policy, (a) the CEO must hold shares in an amount equivalent to 5 times their respective annual fixed remuneration, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve); and (b) the other statutory officers must hold shares in an amount equivalent to 3 times their respective annual fixed remuneration, net of taxes (calculated by multiplying the base salary, net of taxes, by twelve), with the officers, in any case, having a period of 5 years to reach the aforementioned target amount of shares. Our CEO currently holds a number of shares that satisfies the requirement of this policy.

Our people and management department will monitor compliance with the policy, supporting and providing information to the board of directors or the people, culture and compensation committee, as the case may be, as requested, as well as taking the necessary measures to enforce the provisions of the policy.

Short-term incentives (STIs)

Effective from 2024, our STIs have the following characteristics:

●	Short-term incentives, or STIs, in any given year will have a cut-off corresponding to the achievement of at least 80% of the pre-IFRS 16 EBITDA target, as a condition for the STI to be triggered. For example, if the pre-IFRS 16 EBITDA in 2024 is less than 80% of the pre-IFRS 16 EBITDA target for 2024, the initial trigger of the STI will not be reached, and therefore, no STI payment will be due to the directors. “Pre IFRS 16 EBITDA” means operating profit before interest, taxes, depreciation, and amortization, where operating lease expenses are treated as regular operating expenses, rather than being capitalized or excluded from the EBITDA calculation. It does not reflect the effects of the accounting changes introduced by IFRS 16, which requires operating leases to be recognized on the balance sheet as both assets and liabilities.

●	If the pre-IFRS 16 EBITDA in any given year is equal to or greater than 80% of the pre-IFRS 16 EBITDA target for such year, the initial trigger of the STI will have been met, in which case the level of achievement of the targets set out in the STI scorecard will be assessed, with the consequent calculation of the percentage of the target amount that each manager is entitled to receive.

●	The range of achievement of the target goals set out in the STI may vary from 80% to 120%, according to our internal strategy for each indicator, except for the “Net Sales” indicator, which has a range of 95% to 105%, with the payment curve being the same.

●	The scorecard will establish corporate indicators (general company goals, with a weight of 50%), indicators for each area/department, evaluated in quantitative and qualitative aspects (weight of 30%), and individual qualitative and quantitative indicators (weight of 20%), as indicated in the table below:

	INDICATOR PROPOSALS	MIN	TARGET	MAX
CUT OFF
Trigger for STI payment	pre-IFRS 16 EBITDA	80%	-	-

CORPORATE INDICATORS	Net Sales (same stores sales)	95%	100%	105%
Representing 50% of the	Net Profit	80%	100%	120%
Total Value of the Indicators	Net Debt	80%	100%	120%
	pre-IFRS 16 EBITDA (% of Net Sales for stores open until December/2022)	80%	100%	120%
	ESG Indicators	80%	100%	120%

DEPARTAMENT INDICATORS Representing 30% of the Total Value of the Indicators	Specific quantitative and qualitative indicators for each Directorate (Examples: Percentage of Breakages on Net Sales; Expansion Plan; CAPEX - Cash-out; Turnover Percentage; Cash Margin Volume; Supplier Financing; Market Share)	80%	100%	120%

INDIVIDUAL INDICATORS Representing 20% of the Total Value of the Indicators	Individual qualitative and quantitative goals	80%	100%	120%

TOTAL 100%

The choice of indicators was based on the following reasons:

●	Net Sales (Same Stores): This indicator is essential for evaluating our financial performance, providing insights into the revenue generated by sales from stores open until December 2023 after deductions such as returns and discounts.

●	Net Profit: This is a key indicator of our profitability, representing total revenue minus all expenses and taxes. It is essential for evaluating operational efficiency and our ability to generate profit.

●	Net Debt: This indicator is very important for assessing our financial health, calculated by subtracting net assets from total debt. It helps evaluate our ability to pay our short and long-term debts.

●	pre-IFRS 16 EBITDA (% of Net Sales) – stores open until December/2022: This indicator was chosen to align compensation with shareholder expectations, as this indicator measures our operational profitability, excluding the effects of financial leasing. It is a useful metric for evaluating operational efficiency and our cash generation capacity.

●	ESG (Environmental, Social, and Governance) Indicators: ESG indicators are important for measuring our performance in environmental, social, and governance spheres. Monitoring indicators such as the representation of women in leadership positions and total carbon emissions (scopes 1 and 2) is essential for assessing our social and environmental impact, as well as our corporate responsibility. In this regard, we remain engaged in the responsibility and commitment to operate based on ESG metrics, with a direct impact on the short-term variable compensation of our statutory directors. Part of these ESG indicators are strictly financial, while others are measurable factors that contribute to our results and, therefore, correlate with our financial performance.

For 2024, there will be the inclusion of a new STI payment curve, providing for the payment of 50% of the target amount in the event of achieving 80% of the individualized scorecard, and 150% of the target amount in the event of achieving 120% or more of the individualized scorecard, with a linear percentage between 50% and 150% of the target amount for scorecard achievements between 80% and 120%, except for the Net Sales indicator, which has a range of 95% to 105%, with the payment curve remaining the same. In 2023, the maximum payment curve was 120%, in case of achieving 120% or more of the target goals set out in the scorecard. The inclusion of the new payment curve aims to ensure that fixed compensation, short-term incentives and long-term incentives, considered together (total cash), remain competitive, aligned with the best practices of the Brazilian market, and aligned with the interests of our officers and shareholders.

For the year ended December 31, 2024, our executives received R$11.5 million under our short-term incentive profit-sharing plan, constituting part of their variable compensation.

Long-term incentives (LTIs)

As explained above, in replacement of our stock option plans approved in 2020, our board of directors approved a standard long-term incentive in 2024, or Standard LTI. As part of the 2024 compensation for our officers, the Standard LTI grants the right to receive Sendas common shares, with (i) 30% of each officer’s grant being conditioned only on the officer’s continued employment during the vesting period (restricted shares – time vesting), and (ii) 70% of each officer’s grant being conditioned, in addition to the vesting period, on the achievement of certain performance targets (performance shares – performance vesting), with an achievement and payment curve ranging from 90% to 110% of the target amount of shares, assuming the established target goals are met.

For our CEO, (i) 30% of their grant (composed of restricted shares – time vesting) will be subject to a vesting period of up to 5 years, with partial releases of 33% in the 3rd year, 33% in the 4th year, and 34% in the 5th year; and (ii) 70% of their grant (composed of performance shares – performance vesting) will be subject to a single (cliff) vesting period of 5 years, at the end of which the percentage of achievement of the established target goals will be verified.

For other officers, there will be a single (cliff) vesting period of three years, whether for the 30% of their grant (composed of restricted shares – time vesting) or for the 70% of their grant (composed of performance shares – performance vesting). At the end of the third year, the percentage of achievement of the established target goals in relation to the performance shares will be verified.

Regarding the grants of performance shares, the performance indicators will be defined considering the following main objectives:

●	Preserve our relevance and positioning us in relation to our peers in the cash & carry sector;

●	Ensure the sustainable value generation of our businesses;

●	Guarantee the long-term profitability of our businesses; and

●	Ensure the adequate level of profitability of our operations, maintaining healthy profit margin levels in relation to our historical performance.

Furthermore, for the definition of performance targets for each indicator, our board of directors will be guided by the following principles:

●	The targets will be challenging in relation to our historical performance; and

●	The targets will be defined in line with the budget and strategic planning approved by the board of directors, and there will be no adjustment or reduction of the targets during the measurement period, except in the case of budget and strategic planning revisions that distort the indicators and require a readjustment of the targets. In this situation, the target revision will aim to reflect the budget and strategic planning revisions, thus maintaining the initially aimed objectives.

For 2024, our board of directors used the following indicators for the performance goals of the directors, in line with our long-term strategy:

INDICATORS	WEIGHT	CONCEPT	CALCULATION
INDICATOR 1: Operational Cash Flow (OCF)	35.0%	Represents all monetary inflows and outflows related to our operations (core activity). Does not include activities related to investments and financing.	OCF = Sales Inflow - Merchandise Taxes - Suppliers and General Expenses - Income Tax and Social Contribution

INDICATOR 2: Return on Invested Capital (ROIC)	35.0%	Measures the efficiency with which we generate profits from the total capital invested in its business. It is represented as a percentage.	ROIC = NOPAT / (Total Working Capital Variation + Fixed Assets + Intangible Assets)

INDICATOR 3: Black Employees in Leadership Positions (ESG)	5.0%	Determines the representation of black employees in leadership positions (managers and above), compared to the total number of active leaders (managers and above).	Percentage of Black Employees in Leadership Positions = Total Black Employees in Leadership Positions / Total Employees in Leadership Positions

INDICATOR 4: CO2 Emissions Reduction (ESG)	5.0%	Measures the percentage reduction in CO2 emissions from Scope 1 (Carbon Footprint) and Scope 2 (Tons of CO2 Equivalent).	Percentage of CO2 Reduction = Target Percentage of CO2 Emissions Reduction for the period × Percentage of CO2 Emissions Reduction in the period

INDICATOR 5: Successor Development	20.0%	Mapping, monitoring, and developing employees to be future successors of our current executives.	Achievement of Successor Development Condition: Number of Successors mapped for each Executive ≥ 1

	100%

The selection of indicators was based on the following reasons:

●	Operational Cash Flow (OCF): OCF is a fundamental indicator for assessing our financial health as it demonstrates the ability to generate cash from its operations, which is essential for ensuring long-term financial viability and business sustainability.

●	Return on Invested Capital (ROIC): ROIC is the key metric for evaluating the efficiency of our investments, as it demonstrates the ability to generate positive returns on invested capital, providing valuable insights into financial management and value creation for shareholders.

●	ESG (Environmental, Social, and Governance) Indicators: ESG indicators are important for measuring our performance in the environmental, social, and governance spheres. Monitoring indicators such as the representation of black individuals in leadership positions and total carbon emissions (scopes 1 and 2) is essential for assessing our social and environmental impact, as well as its corporate responsibility.

●	Succession Planning: The condition of Succession Planning reflects our commitment to talent development and the preparation of leaders for its future. Succession Planning is fundamental to ensuring the continuity and long-term success of our business, promoting a culture of learning and growth.

The final amount of performance shares that the director will be entitled to will depend on the degree of achievement of the goals set by our board of directors, which may vary from 90% to 110% of the target number of shares, assuming the target goals are achieved. In other words, the right to receive a target amount of performance shares will be granted, assuming the achievement of 100% of the set goals, which will be transferred to the participants only at the end of the vesting period and upon meeting the stipulated conditions. If the percentage of achievement of the goals is 90%, the director will receive 90% of the granted target amount. If the percentage of achievement of the goals is 110% or more, the director will receive 110% of the granted target amount. If the percentage of achievement of the goals is between 90% and 110%, a linear interpolation of the granted target amount will be calculated. If the percentage of achievement of the goals is less than 90%, the director will lose the right to the performance shares.

Phantom Shares Plan

At the extraordinary general shareholders’ meeting held on July 14, 2023, our shareholders approved the implementation of a one-off cash-settled share-based payment plan specifically designed for our executive officers (the “phantom shares plan”). The total number of shares for 2023 was 1,989,465, calculated based on the salary of December 2022 and the new multiple of salary defined based on the survey conducted by Korn Ferry, divided by the closing price of the last 20 trading sessions prior to the date of June 1, 2023.

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

The distribution of phantom shares is delineated as follows: 50% for executive retention and the remaining 50% tied to performance indicators, as detailed in the table below:

Indicator:	Date of Calculation	Weight
	December 31,
Percentage of people with disabilities employed in the Company	2026
	2027	30%
	2028

Percentage of women in leadership positions	2026
	2027	30%
	2028

Total carbon emissions (carbon footprint) of scope 1 and 2 (tons of CO equivalent)	2026
	2027	30%
	2028

Operational Cash flow	2026
	2027	70%
	2028

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

As of December 31, 2024, the amount of the liability corresponding to the plan, including payroll charges, in recorded is “Cash-settled shared plan” in the amount of R$5 million and the total expense recognized, including payroll charges, was R$2 million and the fair value of this plan in that date was R$16 million, including charges.

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

Outstanding Stock Options and Shares Granted under Compensation Plans

The chart below sets forth the stock options outstanding as of December 31, 2024, which were granted to our executive officers under the Sendas stock-based compensation plans, as well as the phantom shares and shares awarded under the Standard LTI plan:

	Options B9 Series	Options C9 Series	Phantom Shares	Phantom Shares	Phantom Shares	Standard LTI	Standard LTI	Standard LTI
Date of grant/award date	May 31, 2022	May 31, 2022	August 1, 2023	August 1, 2023	August 1, 2023	May 31, 2024	May 31, 2024	May 31, 2024
Number of options/shares granted	820,83	820,83	397,89	397,89	1,193,679	648,694	49,013	397,052
Deadline for options to become exercisable	June 1, 2025	June 1, 2025	N/A	N/A	N/A	N/A	N/A	N/A
Deadline for the exercise of options/delivery of shares	November 30, 2025	November 30, 2025	August 1, 2026	August 1, 2027	August 1, 2028	June 1, 2027	June 1, 2028	June 1, 2029
Blocking period	N/A	180 days	N/A	N/A	N/A	N/A	N/A	N/A
Weighted average exercise price for each of the following stock groups:
Strike price on the grant date (in R$ per share)	0.01	12.53	0.00	0.00	0.00	0.00	0.00	0.00
Losses in the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	12.53	0.00	0.00	0.00	N/A	N/A	N/A
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of options granted as of December 31, 2024/market value of shares on award date, excluding any tax costs (in R$ per share)	15.27	7.35	5.99	5.99	5.99	11.90	11.81	11.72

In 2024, 88,600 stock options under Series B8 were exercised by our directors and officers and an equal number of shares was delivered to them pursuant to the new Sendas stock-based compensation plans.

Executive Partner Program

In 2024, we made a one-off grant of share rights to our CEO and Vice-Presidents of core areas (Operations and Commercial & Logistics), with a vesting period of seven years, followed by a subsequent three-year lock-up, totaling a ten-year period. Total grants are limited to up to 2% of our capital stock and consists of: 20% in restricted stock (retention) and 80% in performance shares. The final number of performance shares granted will depend on the degree of achievement of the Earnings per Share (EPS) target, adjusted by the Brazilian Consumer Price Index (IPCA), considering a minimum EPS growth target of IPCA + 20% per annum (CAGR).

The chart below sets forth the grants made in 2024 pursuant to the Executive Partner Program:

Sendas Executive Partner Program Shares
Date of grant/award date	May 1, 2024
Number of options/shares granted	27,044,313
Deadline for options to become exercisable	N/A
Deadline for the exercise of options/delivery of shares	May 1, 2031
Lock-Up	3 years
Weighted average exercise price for each of the following stock groups:
Strike price on the grant date (in R$ per share)	0.00
Losses in the year (R$ per share)	N/A
Exercised during the year (R$ per share)	0.00
Expired during the year (R$ per share)	N/A
Fair value of options granted as of December 31, 2024/market value of shares on award date (in R$ per share)	13.12

Insurance

We maintain officers’ and directors’ liability insurance, covering all of our managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$250 million.

C. Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D. Employees

As of December 31, 2024, we had 86,749 employees (based on the full-time number of employees at stores, distribution and administrative centers, including active and absent employees, but excluding interns and underage apprentices), all of which were located in Brazil. As of December 31, 2023 and 2022, we had 77,370 employees and 73,898 employees, respectively (including active and absent employees), all of which were located in Brazil.

The following table sets forth the number of our employees by function as of December 31, 2024:

As of December 31, 2024
Operational	79,180
Administrative(1)	7,448
Technical	121
Total	86,749

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover. Our turnover rates for the years ended December 31, 2024, 2023 and 2022 were 39.9%, 29.4% and 26.0%, respectively.

We offer our employees more than 3,966 professional development courses through Assaí University, which is primarily an online platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2024, we invested 2.7 million hours and R$23.4 million in employee training.

E. Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information concerning the ownership of Sendas common shares as of March 14, 2025, by each person whom we know to be the owner of more than 5% of the outstanding Sendas common shares, and by all of Sendas’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of Sendas’s common shares. Sendas’s principal shareholders have the same voting rights as other holders of Sendas’s common shares.

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

	Common Shares		Total Shares
Shareholder	Number	%	Number	%

Orbis Investment Management Limited	156,625,672	11.58	156,625,672	11.58
Antipodes	69,387,826	5.13	69,387,826	5.13
Conifer Management, LLC	67,700,000	5.01	67,700,000	5.01
Wishbone Management, LP	67,700,000	5.01	67,700,000	5.01
Directors and Officers(1)	2,547,679	0.19	2,547,679	0.19
Others	916,576,659	67,78	916,576,659	67.78
Total	1,352,215,647	100.00	1,352,215,647	100.00

(1)	Refers to the amount of Sendas common shares that our directors and officers own directly. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

As of March 14, 2025, Sendas had 37,418 record holders in Brazil. On March 14, 2025, 52,406,635 Sendas common shares were held in the form of ADSs, representing 3.88% of the total of Sendas’s common shares.

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

On August 27, 2024, we received a letter from BlackRock stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, has disposed of Sendas common shares. As a result of such dispositions, on August 23, 2024, BlackRock’s aggregated holdings totaled (1) 134,857,531 Sendas common shares, representing 9.974% of the total common shares issued by Sendas, consisting of 133,035,266 Sendas common shares and 364,453 Sendas ADSs (representing 1,822,265 Sendas common shares); and (2) 1,515,466 cash settled derivatives, representing approximately 0.112% of the total common shares issued by Sendas.

On September 3, 2024, we received a letter from BlackRock, stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, on August 30, 2024, BlackRock’s aggregated holdings totaled (1) 143,666,514 Sendas common shares, representing 10.625% of the total common shares issued by Sendas, consisting of 141,826,284 Sendas common shares and 368,046 Sendas ADSs (representing 1,840,230 Sendas common shares); and (2) 1,022,241 cash settled derivatives, representing approximately 0.075% of the total common shares issued by Sendas.

On September 20, 2024, we received a letter from BlackRock stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, has disposed of Sendas common shares. As a result of such dispositions, on September 18, 2024, BlackRock’s aggregated holdings totaled 133,810,504 Sendas common shares, representing 9.896% of the total common shares issued by Sendas, consisting of 131,477,584 Sendas common shares and 466,584 Sendas ADSs (representing 2,332,920 Sendas common shares).

On October 22, 2024, BlackRock filed a Schedule 13G/A with the SEC, in which it reported that, as of September 30, 2024, it beneficially owned, through several subsidiaries, 124,274,335 Sendas common shares, representing 9.2% of the total common shares issued by Sendas as of September 30, 2024.

On February 13, 2025, we received a letter from BlackRock stating that BlackRock, on behalf of certain clients, in its capacity as investment manager, has disposed of Sendas common shares. As a result of such dispositions, on February 10, 2025, BlackRock’s aggregated holdings totaled 67,519,543 Sendas common shares, representing 4.993% of the total common shares issued by Sendas, consisting of 64,413,508 Sendas common shares and 621,207 Sendas ADSs (representing 3,106,035 Sendas common shares).

Orbis

On March 17, 2023, we received a letter from Orbis Investment Management Limited and affiliated entities (collectively, “Orbis”), stating that Orbis had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, March 17, 2023, Orbis’s aggregated holdings totaled (1) 59,452,528 Sendas common shares; and (2) 3,968,761 ADSs, representing approximately 5.88% of the total common shares issued by Sendas.

On November 27, 2023, we received a letter from Orbis, stating that Orbis had acquired Sendas common shares and Sendas ADSs. As a result of such acquisitions, November 27, 2023, Orbis’s aggregated holdings totaled (1) 101,307,801 Sendas common shares; and (2) 6,783,358 ADSs, representing approximately 10.0% of the total common shares issued by Sendas.

On November 14, 2024, Orbis filed a Schedule 13G/A with the SEC, in which it reported that, as of September 30, 2024, it beneficially owned (1) 120,284,953 Sendas common shares; and (2) 6,887,254 ADSs (representing 34,436,270 common shares), representing an aggregate of 11.4% of the total common shares issued by Sendas, as of September 30, 2024.

On February 14, 2025, Orbis filed a Schedule 13G/A with the SEC, in which it reported that, as of December 31, 2024, it beneficially owned 156,625,672 Sendas common shares, representing 11.6% of the total common shares issued by Sendas, consisting of 122,189,402 Sendas common shares and 6,887,254 Sendas ADSs (representing 34,436,270 Sendas common shares).

Wishbone

On June 5, 2024, we received a letter from Wishbone Management, LP and affiliated entities (collectively, “Wishbone”), stating that Wishbone had acquired Sendas common shares. As a result of such acquisitions, June 5, 2024, Wishbone’s aggregated holdings totaled 67,700,000 Sendas common shares, representing approximately 5.01% of the total common shares issued by Sendas.

Sharp

On October 11, 2024, we received a letter from Sharp Capital Gestora de Recursos Ltda. and the funds managed by Sharp Capital Gestora de Recursos Ltda. (collectively, “Sharp”), stating that Sharp had acquired Sendas common shares. As a result of such acquisitions, Sharp’s aggregated holdings totaled 67,709,962 Sendas common shares, representing approximately 5.01% of the total common shares issued by Sendas. Sharp also is a part to a share lending agreements equivalent to 8,225,000 shares, representing approximately 0.61% of the total common shares issued by Sendas.

On November 19, 2024, we received a letter from Sharp, stating that Sharp had disposed of Sendas common shares. As a result of such dispositions, Sharp’s aggregated holdings totaled 57,021,794 Sendas common shares, representing approximately 4.22% of the total common shares issued by Sendas. Sharp also is a party to share lending agreements equivalent to 23,181,368 shares, representing approximately 1.71% of the total common shares issued by Sendas.

On November 28, 2024, we received a letter from Sharp, stating that Sharp had acquired Sendas common shares. As a result of such acquisitions, Sharp’s aggregated holdings totaled 69,479,153 Sendas common shares, representing approximately 5.14% of the total common shares issued by Sendas. Sharp also is a party to share lending agreements equivalent to 8,541,171 shares, representing approximately 0.63% of the total common shares issued by Sendas.

On December 23, 2024, we received a letter from Sharp, stating that Sharp had disposed of Sendas common shares. As a result of such dispositions, Sharp’s aggregated holdings totaled 60,398,489 Sendas common shares, representing approximately 4.47% of the total common shares issued by Sendas. Sharp also is a party to share lending agreements equivalent to 15,238,528 shares, representing approximately 1.13% of the total common shares issued by Sendas.

Dynamo

On January 24, 2025, we received a letter from Dynamo Administração de Recursos Ltda. and Dynamo Internacional Gestão de Recursos Ltda. (collectively, “Dynamo”), stating that Dynamo had acquired Sendas common shares. As a result of such acquisitions, Dynamo’s aggregated holdings totaled 67,877,811 Sendas common shares, representing approximately 5.02% of the total common shares issued by Sendas. Dynamo also is a party to share lending agreements equivalent to 2,809,289 common shares issued by Sendas.

Antipodes

In February 2025, we received a letter from Antipodes Partners Limited, stating it had acquired Sendas common shares. As a result of such acquisitions, Antipodes Partners Limited’s aggregated holdings totaled 69,387,826 Sendas common shares, representing approximately 5.13% of the total common shares issued by Sendas.

B. Related Party Transactions

As a result of the Casino Group’s disposition of our common shares in 2022 and 2023, as further described above under “—A. Major Shareholders—Changes in Share Ownership,” the Casino Group and CBD are no longer considered our related parties.

For the period from January 1, 2024 to the date of this annual report, we were not party to any material or unusual transactions with related parties, and no such transactions are presently proposed.

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

As of December 31, 2024
(in millions of R$)

Tax proceedings	16
Labor proceedings	174
Civil proceedings	33
Total	223

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

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); (2) a disagreement with the Finance Department of the Brazilian federal government, regarding the tax rate known as IPI, related to the resale of imported goods, and (3) other issues. As of December 31, 2024, we had provisioned R$16 million (compared to R$62 million as of December 31, 2023) with respect to our tax proceedings.

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

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of December 31, 2024, we had provisioned R$174 million (R$163 million as of December 31, 2023) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of December 31, 2024, we had provisioned R$33 million (R$38 million as of December 31, 2023) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of December 31, 2024, we had recorded provisions for these lawsuits in the amount of R$26 million (R$32 million as of December 31, 2023).

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of December 31, 2024, we had recorded provisions for these lawsuits in the amount of R$7 million (R$6 million as of December 31, 2023).

Administrative Proceedings

Our investor relation officer is a defendant in two administrative proceedings initiated by CVM involving alleged disclosures of information about us in violation of the Brazilian capital markets regulations. We have proposed commitment agreements, and as of December 31, 2024, we had settled these proceedings and no further provisions were recorded.

Contingent Liabilities for which No Provision has been Recorded

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings. As of December 31, 2024, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$3,331 million (compared to R$3,090 million as of December 31, 2023). Out of such amount, R$1,390 million (comprised of R$1,096 million related to tax, R$1 million civil and others matters and R$293 million income tax) is subject to reimbursement from our former controlling shareholders, CBD.

These proceedings include tax proceedings (including tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments and fines due to non-compliance with ancillary obligations, among other less relevant issues) and civil proceedings (including lawsuits requesting the review of lease amounts). In addition, we are party to two civil proceedings relating to alleged collective moral and social damage inflicted on the Black population by us, relating to alleged incidents that occurred at one of our stores in the cities of Mauá and Limeira, State of São Paulo, in July and August 2021. These proceedings are under court review. For more information about these legal and administrative proceedings, see notes 17.4 and 17.4.1 to our audited financial statements included in this annual report.

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

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 31, 2022 and 2021, we paid dividends to our shareholders. Our management proposed that the income for the year ended December 31, 2023 be allocated to the tax incentive reserve, and therefore, no dividends were distributed and no interest on own capital was paid during 2024. For the year ended December 31, 2024, management approved the payment of interest on own capital and proposed dividends to be paid during 2025. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

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

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of R$)
Dividends and interest on own capital paid	—	118	168

There will be a payment of dividends and interest on own capital related to the income from the year ended December 31, 2024, in the amount of R$129 million. Of this amount, R$109 million in interest on equity was paid on February 28, 2025, and R$20 million in dividends will be paid on June 23, 2025.

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

B. Significant Changes

Other than as disclosed in this annual report under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since December 31, 2024.

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

The Sendas ADSs trade on the “pink sheets” operated by OTC Markets Group, Inc. under the ticker symbol “ASAIY.”

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

On December 31, 2024, our capital stock was represented by 1,352,215,647 common shares with no par value.

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

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined based on our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

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

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (reserva para expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed the amount of our share capital. Our shareholders may also amend our bylaws to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

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

Under the Brazilian Corporate Law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary correction (correção monetária), as determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity (juros sobre o capital próprio) as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest attributable to shareholders’ equity cannot exceed the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, as determined by the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

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

Our board of directors shall ordinarily meet at least six times a year to review the financial and other results of our company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

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

According to the Brazilian Corporate Law, our fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, and its term ends at the first annual shareholders meeting following its creation. As prescribed by CVM Resolution No. 70/2022, this percentage may be reduced to 2.0% of each company’s voting capital, depending on the company’s capital stock. Taking into consideration our current capital, shareholders representing 2.0% of our voting share capital may request the installation of the fiscal council. The request to install a fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

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

On April 26, 2024, our shareholders voted to approve the constitution of our fiscal council at a general shareholders’ meeting. For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Fiscal Council.”

Indemnification of Directors and Executive Officers

Our bylaws provide that we shall indemnify and hold harmless our directors, executive officers, board committee members, fiscal council members and certain other key executives in case of damage or loss suffered by such persons in the regular exercise of their functions, even if such person no longer exercises the position or function for which he or she was elected or exercised in our company and/or any of our subsidiaries or affiliated companies. Indemnification will only be available after the application, and only in a supplemental manner, of any eventual coverage of the directors and officers (D&O) liability insurance provided by our company and/or any of our subsidiaries or affiliated companies. The payments to be made by the Company must correspond to the exceeding amount covered by any such D&O insurance policy and observe the limits provided in any indemnity agreement to be entered into between Sendas and such person. For more information about our D&O insurance coverage, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Insurance.”

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

Other Committees

Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this annual report, our board of directors has approved the creation the following additional committees: (1) people, culture and compensation committee; (2) finance and investments committee; and (3) corporate governance, sustainability and nominating committee.

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

According to the Brazilian Corporate Law, if we have a controlling shareholder, holders of our common shares that are not controlling shareholders and represent at least 15% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

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

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by the Vice Chairman of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporate Law, shareholders’ meetings may also be called by:

●	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

●	shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

●	shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the establishment of the fiscal council; and

●	our fiscal council, when installed, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in a widely circulated newspaper, which is currently O Estado de São Paulo. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 21 days before the date of the meeting on the first call, and no later than 8 days before the date of the meeting in the case of a second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons why any proposal submitted to the shareholder violates applicable legislation.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

●	reduce the percentage of mandatory dividends;

●	change our corporate purpose;

●	consolidate with or merge our company with or into another company;

●	spin off a portion of our assets or liabilities;

●	approve our participation in a group of companies (as defined in the Brazilian Corporate Law);

●	apply for cancellation of any voluntary liquidation;

●	merge all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company; and

●	approve our dissolution.

Remote Voting

In accordance with CVM Resolution No. 81, dated March 23, 2022, we allow our shareholders to submit voting ballots before each shareholders’ meeting. We must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to four days before the applicable shareholders’ meeting. We will inform each shareholder within three days of receipt of the remote voting ballot whether the documents received are sufficient for the vote to be considered valid.

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

Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their common shares. According to the Brazilian Corporate Law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

●	a reduction in the percentage of mandatory dividends;

●	a change in our corporate purposes;

●	the merger of all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;

●	the conversion of our company to another corporate form; and

●	a spin-off of our company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian Corporate Law.

Withdrawal rights may not be exercised in the event of:

●	the merger of all of our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein,

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

The transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to CMN Resolution 373, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

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

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in a general shareholders’ meeting by the affirmative vote of the majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for a general shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

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

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to Normative Instruction No. 1,863/2018, as amended, which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly-held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Instruction No. 1,863/2018.

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

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”), but it does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular investor’s decision to acquire Sendas Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations, which could affect the tax consequences described below. This discussion addresses only those holders that hold their Sendas Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, estate, gift or other tax law (including the Medicare tax on net investment income) that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities or other persons who elect to apply a mark-to-market method of tax accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

●	expatriates and former long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to an alternative minimum tax;

●	persons who own or are deemed to own 10% or more (by vote or value) of Sendas’s voting stock;

●	persons who hold the Sendas Shares as part of a “straddle,” “hedge,” “conversion transaction,” “constructive sale,” “wash sale” or other integrated or similar transaction;

●	persons owning Sendas Shares in connection with a trade or business conducted outside the United States;

●	persons who file applicable financial statements required to recognize income when associated revenue is reflected on such financial statements;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Sendas Shares, that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

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

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Sendas Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Sendas Shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder holds its Sendas Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for non-U.S. taxes imposed, if any, on dividends paid on its shares. In addition, U.S. Treasury Regulations have imposed additional requirements that must be met for a foreign tax to be creditable (including requirements that a “covered withholding tax” be imposed on nonresidents in lieu of a generally applicable tax that satisfies the regulatory definition of an “income tax,” which may be unclear or difficult to determine), and these requirements may further restrict a U.S. Holder’s ability to benefit from the foreign tax credit for Brazilian income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Based upon the composition of our income, our assets and the nature of our business, we believe that we were not treated as a PFIC for U.S. federal income tax purposes in 2024. However, there can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. Further, if Sendas is a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares and any of Sendas’s non-U.S. subsidiaries is also a PFIC, such U.S. Holder will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any of Sendas’s subsidiaries.

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

Backup Withholding and Information Reporting

Payments of dividends and proceeds from the sale, exchange, redemption or other taxable disposition of Sendas Shares that are made within the United States by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. Holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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

F. Dividends and Paying Agents

The dividend paying agent for shareholders is BTG Pactual Serviços Financeiros S.A. DTVM. For additional detail, see “—Bylaws—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

In the United States, the Sendas common shares trade in the form of ADS. The Sendas ADSs trade on the “pink sheets” operated by OTC Markets Group, Inc. under the ticker symbol “ASAIY.”

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

For the year ended December 31, 2024, we received reimbursements from the depositary in the aggregate amount of US$0.5 million, net of taxes.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods. Our chief executive officer and chief financial officer evaluated the effectiveness, as of December 31, 2024, of our “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.

Based upon our evaluation, as of December 31, 2024, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (2) effective at the reasonable assurance level in ensuring that information disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding such required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013). Based on those criteria, as of December 31, 2024, our management concluded that our internal control over financial reporting is effective.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Heraldo Gilberto de Oliveira, a member of our audit committee, is an audit committee financial expert, as defined by current SEC rules and meets the independence requirements of the NYSE or Nasdaq. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmatsu Auditores Independentes Ltda. acted as our independent registered public accounting firm for the fiscal year ended December 31, 2024, 2023 and 2022. The chart below sets forth the total amount billed to us by our independent accountants for services performed in 2024, 2023 and 2022, including out-of-pocket expenses, and a breakdown of these amounts by category of service:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of R$)

Audit fees	5	6	9
Audit-related fees	—	2	—
Tax fees	—	—	—
All other fees	—	—	—
Total fees	5	8	9

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 25, 2024, our board of directors approved our first share buyback program, or the Buyback Program, pursuant to which we were authorized to acquire up to 3,800,000 Sendas common shares, representing up to approximately 0.28% of our total issued and outstanding share capital, on the B3 at prevailing market prices, during a period of 12 months from August 1, 2024 to July 31, 2025. The purpose of the Buyback Program was to enable the delivery of shares to participants of our Executive Partner Program and Long-Term Incentive Plan. For more information about our executive compensation plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”

On December 10, 2024, we disclosed that the Buyback Program was concluded due to the acquisition, at market prices, of the maximum amount of 3,800,000 Sendas common shares authorized under the Buyback Program, as set forth in the table below. The acquired shares were kept in treasury for subsequent delivery to the participants of our Executive Partner Program and Long-Term Incentive Plan.

Issuer Purchases of Equity Securities

Period	Total number of shares purchased	Average Price paid per share		Maximum number of shares that may yet be purchased
October 1, 2024 – October 31, 2024	2,075,600	R$	6.8649	1,724,400
November 1, 2024 – November 30, 2024	1,295,600	R$	6.9204	428,800
December 1, 2024 – December 31, 2024	428,800	R$	6.4936	—

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy that governs the purchase, sale, and other dispositions of our securities by our directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of our insider trading policy has been filed as Exhibit 11.2 to this annual report.

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

We adopt a proactive approach by conducting information security risk assessments on third parties before entering into new contracts. We believe this helps to ensure that our business partners meet the necessary security standards, protecting our interests. To support these processes, we invest in a robust technology infrastructure, utilizing cutting-edge market tools for vulnerability management, incident response, anti-malware, and other aspects of information security. This solid infrastructure is essential for maintaining the integrity, confidentiality and availability of our data. Our cybersecurity processes are constantly evolving to reflect our ongoing commitment to safeguarding our assets and data. This proactive and continuous approach is in line with our strategic planning for information security in 2025, helping us to remain resilient in an ever-changing digital environment.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to security breaches, cybersecurity incidents or other disruptions, particularly our digital operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information. Our policy enforcement mechanisms, such as monitoring systems and management oversight to address these threats may not be sufficient to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, which could materially and adversely affect our business and reputation. While we are subject to cybersecurity threats, as described in the risk factor entitled “Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation. In addition, we may not be able to renew or maintain in force our software license agreements” under “Item 3. Key Information—D. Risk Factors,” we are not aware that we have experienced a material cybersecurity incident during 2024.

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

ITEM 18. FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS

(a)	Financial Statements

Sendas Distribuidora S.A.

(b)	List of Exhibits

Exhibit No.	Description
1.1	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2023 (File No. 001-39928) filed with the Securities and Exchange Commission on April 23, 2024).
2.1	Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.2	Form of Amendment No. 1 to the Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 1 to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on August 24, 2021).
2.3	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.2).
2.4	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, First Series) (English translation) (incorporated by reference to Exhibit 2.4 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.5	Form of Promissory Note, dated August 27, 2021, issued by Sendas Distribuidora S.A. (Second Issuance, Second Series) (English translation) (incorporated by reference to Exhibit 2.5 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
2.6*	Description of the registrant’s securities registered under Section 12 of the Exchange Act.
4.1†	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.1 to the Form 20-F Registration Statement under the Securities Exchange Act of 1934 of Sendas Distribuidora S.A. (File No. 001-39928) filed with the Securities and Exchange Commission on January 25, 2021).
4.2	First Amendment, dated as of June 30, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2021 (File No. 001-39928) filed with the Securities and Exchange Commission on May 2, 2022).
4.3†	Second Amendment, dated as of June 30, 2022, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Separation Agreement, dated as of December 14, 2020, as amended, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation) (incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2023 (File No. 001-39928) filed with the Securities and Exchange Commission on April 23, 2024).
8.1	List of subsidiaries of the Registrant. As of the date of this annual report, the Registrant does not have any significant subsidiaries.
11.1*	Code of Ethics (English translation).
11.2*	Insider Trading Policy (English translation).
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive and Chief Financial Officer.
97.1	Clawback Policy (English translation) (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F of Sendas Distribuidora S.A. for the fiscal year ended December 31, 2023 (File No. 001-39928) filed with the Securities and Exchange Commission on April 23, 2024).
101.INS*	Inline XBRL Instance Document. The instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Linkbase Document.
104*	Cover page interactive data (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

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

Date: March 31, 2025	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
	Name:	Belmiro de Figueiredo Gomes
	Title:	Chief Executive Officer

/s/ Vitor Fagá de Almeida
	Name:	Vitor Fagá de Almeida
	Title:	Vice-President of Finance and Investor Relations

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the financial statements as of and for the year ended December 31, 2024 of the Company and our report, dated March 31, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Sendas Distribuidora S.A.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sendas Distribuidora S.A. (the “Company”) as of December 31, 2024, and 2023, and the related statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Recoverability of ICMS State VAT Tax Credits - Refer to note 9.1 to the financial statements

Critical Audit Matter Description

The Company recorded recoverable ICMS State VAT tax credits amounting to R$1,297 million at December 31, 2024, whose recoverability depends on the generation of sufficient amounts of ICMS tax payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information to estimate the nature and timing of the future amounts of ICMS tax payable, which are based on estimates and assumptions of future business performance and market conditions, as well as expectations as to applicable tax regulations and adoption of special tax regimes obtained by the Company and used in the ICMS computation for certain states.

Auditing the recoverability of ICMS tax credits was considered especially challenging due to: (i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian states’ ICMS legislation and in Management’s assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future ICMS tax payable that could be affected by future market or economic conditions and events.

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

Provisions for Tax Claims, Contingent Tax Liabilities and Uncertain Tax Treatments - Refer to notes 17.1, 17.4 and 17.4.1 to the financial statements

Critical Audit Matter Description

The Company is party to a number of proceedings arising from various tax claims and assessments from federal and state authorities.

As described in note 17.1 to the financial statements, as of December 31, 2024, the Company has recorded provisions for tax claims (other than income taxes) in the amount of R$ 16 million. The Company recognizes provisions for these tax claims when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated.

Additionally, as described in notes 17.4 and 17.4.1, the Company has disclosed contingent liabilities with respect to tax claims and assessments of R$ 3,329 million at December 31, 2024, including R$1,025 million related to uncertain income tax treatments assessed by the tax authorities. Of this total amount, R$1,390 million relate to contingencies subject to reimbursement from the Company´s former controlling shareholder, in accordance with the terms of the separation agreement signed by and between the parties.

The Company discloses contingent tax liabilities with respect to tax claims and assessments and uncertain income tax treatments assessed by the tax authorities in the financial statements when Management, based on the opinions and with the support of its internal and external legal counsel, determines that (i) the likelihood of loss is assessed as possible and (ii) in the case of uncertain income tax treatments, it is probable that the treatment will be accepted by the ultimate tax authorities.

Management uses significant judgment in evaluating the merits, the possible outcomes and the likelihood of loss related to these tax claims and assessments. Management’s evaluation also involves assistance from internal and external legal counsel and tax advisers in the evaluation and interpretation of applicable jurisprudence and case law.

Auditing the provision for tax claims, contingent tax liabilities and uncertain income tax treatments assessed by the tax authorities was considered especially challenging due to: (i) the complexity and subjectivity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcomes and timing of court decisions; and (iii) the additional audit effort, which include the involvement of our tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, among others:

●	We obtained an understanding, evaluated the design and implementation, and tested the operating effectiveness of relevant internal controls over the identification, monitoring and evaluation of tax claims and assessments, including those related to uncertain income tax treatments, as well as the processes to measure, record and disclose the amounts related to tax provisions and contingent tax liabilities.

●	We tested the completeness of the tax contingencies and uncertain income tax treatments subject to evaluation by the Company.

●	With the assistance of our tax specialists, we evaluated Management’s assessment for a sample of material tax contingencies and uncertain income tax treatments, which included:

-	Obtaining an understanding and evaluating Management’s judgments, the technical merits and documentation supporting Management’s assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company’s external tax and legal counsel.

-	Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.

-	Evaluating the judgments made by Management, using our knowledge of, and experience with, the application of the applicable tax laws and developments, including case law and jurisprudence, in the applicable regulatory and tax environments.

-	Testing the reasonableness of management’s judgment and assumptions that the uncertain income tax treatments are probable to be accepted by the ultimate tax authorities, including an evaluation of the technical merits of the uncertain tax treatments.

-	Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed contingent tax liabilities, including uncertain tax treatments assessed by tax authorities.

●	We read and obtained an understanding on separation agreement entered by the Company and former controlling shareholder.

●	We evaluated the related disclosures in the financial statements.

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes Ltda.

São Paulo, Brazil

March 31, 2025

We have served as the Company’s auditor since 2022.

Sendas Distribuidora S.A.

Statements of Operations and Comprehensive Income

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Notes	2024	2023	2022

Net operating revenue	21	73,819	66,503	54,520
Cost of sales	22	(61,598)	(55,682)	(45,557)
Gross profit		12,221	10,821	8,963
Operating expenses, net
Selling expenses	22	(5,995)	(5,411)	(4,379)
General and administrative expenses	22	(878)	(831)	(787)
Depreciation and amortization		(1,547)	(1,394)	(919)
Share of profit of associates	11	64	51	44
Other operating (expenses) revenues, net	23	(21)	49	(72)
Operating profit		3,844	3,285	2,850
Financial revenues	24	324	281	394
Financial expenses	24	(3,233)	(3,012)	(1,909)
Net financial result		(2,909)	(2,731)	(1,515)

Income before income tax and social contribution		935	554	1,335

Income tax and social contribution	19.1	(166)	156	(115)

Net income for the year		769	710	1,220
Other comprehensive income (loss)
Items that may be subsequently reclassified to the statement of operations
Fair value of receivables		(8)	(7)	(2)
Income tax effect		3	2	1
Other comprehensive income (loss) for the year		(5)	(5)	(1)
Total comprehensive income for the year		764	705	1,219

Basic earnings per share (in Reais - R$)	25	0.569164	0.525574	0.905322

Diluted earnings per share (in Reais - R$)	25	0.567277	0.524174	0.901589

The accompanying notes are an integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheets

As of December 31, 2024 and 2023

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2024	2023

Current assets
Cash and cash equivalents	6	5,628	5,459
Trade receivables	7	2,210	1,199
Inventories	8	7,127	6,664
Recoverable taxes	9	1,241	1,100
Derivative financial instruments	16.9.1	93	48
Expenses in advance		99	73
Other accounts receivable		50	73
Total current assets		16,448	14,616

Non-current assets
Recoverable taxes	9	672	573
Deferred income tax and social contribution	19.2	140	171
Derivative financial instruments	16.9.1	297	226
Related parties	10.1	23	23
Restricted deposits for legal proceedings	17.6	24	44
Expenses in advance		9	9
Other accounts receivable		31	109
Investments	11	804	864
Property, plant and equipment	12.2	13,564	13,148
Intangible assets	13.1	5,183	5,172
Right-of-use assets	14.1	8,398	8,222
Total non-current assets		29,145	28,561

Total assets		45,593	43,177

The accompanying notes are an integral part of these financial statements.

Sendas Distribuidora S.A.

Balance Sheets

As of December 31, 2024 and 2023

(In millions of Brazilian Reais)

		As of December 31,
	Notes	2024	2023

Current liabilities
Trade payables, net	15	10,709	9,759
Trade payables – Agreements	15.1	938	1,459
Trade payables – Agreements – Acquisition of hypermarkets	15.3	-	892
Borrowings	16.9.1	38	36
Debentures and promissory notes	16.9.1	2,046	2,079
Payroll and related taxes		682	624
Lease liabilities	14.2	412	532
Taxes payable		529	298
Income tax and social contribution payable		34	-
Deferred revenues	18	449	418
Dividends and interest on own capital payable	20.2	129	-
Other accounts payable		346	328
Total current liabilities		16,312	16,425

Non-current liabilities
Trade payables, net	15	12	38
Borrowings	16.9.1	1,720	1,947
Debentures and promissory notes	16.9.1	12,761	11,122
Provision for legal proceedings	17	223	263
Lease liabilities	14.2	9,232	8,652
Deferred revenues	18	26	37
Cash-settled share plan	20.7.3	5	4
Other accounts payable		47	59
Total non-current liabilities		24,026	22,122

Shareholders´ equity
Share capital	20.1	1,272	1,272
Capital reserves		88	56
Earnings reserves		3,933	3,309
Treasury shares	20.6	(26)	-
Other comprehensive income		(12)	(7)
Total shareholders’ equity		5,255	4,630

Total liabilities and shareholders´ equity		45,593	43,177

The accompanying notes are an integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais)

			Earnings reserves					Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Profit reserve	Retained earnings	other comprehensive income	Total
As of December 31, 2021	788	18	157	-	709	1,095	-	(1)	2,766
Other comprehensive income
Net income for the year	-	-	-	-	-	-	1,220	-	1,220
Fair value of receivables	-	-	-	-	-	-	-	(2)	(2)
Income tax effect	-	-	-	-	-	-	-	1	1
Comprehensive income for the year	-	-	-	-	-	-	1,220	(1)	1,219
Capital contribution	11	-	-	-	-	-	-	-	11
Capital increase – reserve capitalization	464	-	-	-	-	(464)	-	-	-
Stock options granted	-	18	-	-	-	-	-	-	18
Interest on own capital	-	-	-	-	-	-	(50)	-	(50)
Dividends	-	-	-	-	-	-	(68)	-	(68)
Tax incentive reserve	-	-	-	-	753	-	(753)	-	-
Expansion reserve	-	-	-	632	-	(632)	-	-	-
Legal reserve	-	-	23	-	-	-	(23)	-	-
Profit reserve	-	-	-	-	-	326	(326)	-	-
As of December 31, 2022	1,263	36	180	632	1,462	325	-	(2)	3,896

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

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

Sendas Distribuidora S.A.

Statements of Changes in Shareholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais)

			Earnings reserves						Accumulated
	Share capital	Capital reserve	Legal reserve	Expansion reserve	Tax incentive reserve	Profit reserve	Treasury shares	Retained earnings	other comprehensive income	Total
As of December 31, 2023	1,272	56	180	957	2,172	-	-	-	(7)	4,630
Other comprehensive income
Net income for the year	-	-	-	-	-	-	-	769	-	769
Fair value of receivables	-	-	-	-	-	-	-	-	(8)	(8)
Income tax effect	-	-	-	-	-	-	-	-	3	3
Comprehensive income for the year	-	-	-	-	-	-	-	769	(5)	764
Stock options granted	-	32	-	-	-	-	-	-	-	32
Interest on own capital (note 20.2)	-	-	-	-	-	-	-	(125)	-	(125)
Dividends (note 20.2)	-	-	-	-	-	-	-	(20)	-	(20)
Repurchase shares (note 20.6)	-	-	-	-	-	-	(26)	-	-	(26)
Tax incentive reserve (note 20.5)	-	-	-	-	229	-	-	(229)	-	-
Legal reserve (note 20.3)	-	-	27	-	-	-	-	(27)	-	-
Profit reserve	-	-	-	-	-	368	-	(368)	-	-
As of December 31, 2024	1,272	88	207	957	2,401	368	(26)	-	(12)	5,255

The accompanying notes are an integral part of these financial statements.

Sendas Distribuidora S.A.

Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais)

	For the year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income for the year	769	710	1,220
Adjustment to reconcile net income for the year to net cash flows
Deferred income tax and social contribution	34	(162)	40
Loss (gain) on disposal of property, plant and equipment and leasing write-off	12	(55)	34
Depreciation and amortization	1,640	1,476	990
Financial charges	3,117	2,853	1,827
Share of profit of associate	(64)	(51)	(44)
Provision (reversal of) for legal proceedings	84	151	(7)
Provision for stock option	32	20	18
Provision for allowance for inventory losses and damages	633	538	418
(Reversal of) allowance for doubtful accounts	(7)	4	7
	6,250	5,484	4,503
Change in operating assets and liabilities

Trade receivables	(1,011)	(640)	(313)
Inventories	(1,096)	(735)	(2,505)
Recoverable taxes	(132)	352	(336)
Restricted deposits for legal proceedings	21	12	63
Other assets	57	(14)	9
Trade payables, net	635	1,498	3,175
Payroll and related taxes	58	40	159
Related parties	-	(5)	196
Provision for legal proceedings	(141)	(71)	(49)
Taxes and social contributions payable	140	40	101
Deferred revenue	20	96	68
Dividends received	124	20	16
Other liabilities	7	(114)	57
	(1,318)	479	641

Net cash generated by operating activities	4,932	5,963	5,144

Cash flow investment activities
Purchase of property, plant and equipment	(1,647)	(3,116)	(3,524)
Purchase of intangible assets	(42)	(169)	(636)
Proceeds from the sale of property, plant and equipment	3	19	-
Proceeds from the sale of assets held for sale	16	211	620
Purchase of assets held for sale	-	-	(250)
Net cash used in investment activities	(1,670)	(3,055)	(3,790)

Cash flow financing activities
Capital contribution	-	9	11
Proceeds from borrowings	6,600	3,392	4,001
Borrowing costs	(54)	(142)	(42)
Payment of borrowings	(4,771)	(1,499)	(183)
Payment of interest on borrowings	(2,583)	(1,085)	(783)
Dividends and interest on own capital paid	-	(118)	(168)
Repurchase shares	(26)	-	-
Payment of lease liabilities	(289)	(262)	(126)
Payment of interest on lease liabilities	(1,060)	(977)	(772)
Payment of acquisition of hypermarkets	(910)	(2,609)	-
Net cash (used in) generated by financing activities	(3,093)	(3,291)	1,938

Net increase (decrease) in cash and cash equivalents	169	(383)	3,292

Cash and cash equivalents at the beginning of the year	5,459	5,842	2,550
Cash and cash equivalents at the end of the year	5,628	5,459	5,842

The accompanying notes are an integral part of these financial statements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Sendas Distribuidora”, “Sendas” or the “Company”) is a publicly held listed company under the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (B3), under the ticker symbol “ASAI3”. The Company is mainly engaged in the retail and wholesale sale of food, bazaar, and other products through its stores chain, operated under “ASSAÍ” banner, since this is the only disclosed segment. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 – Anexo A, Jacarepaguá/RJ. As of December 31, 2024, the Company operated 302 stores (288 stores as of December 31, 2023) and 12 distribution centers (11 distribution centers as of December 31, 2023) in the five regions of the country, with operations in 24 states and in the Federal District in Brazil.

On December 19, 2024, the Company’s Board of Directors approved the Company’s intention to voluntary delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”). The delisting, which was carried out on January 9, 2025, is in line with the Company’s long-term strategy to maintain the efficiency of the operation. The ADSs are now trade on the over-the-counter market under the ticker symbol “ASAIY.”

1.1	Sale and Leaseback Transaction

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

The transaction includes the sale of five properties, over which construction and real estate development projects should be carried out. The total sales price to be received by the Company is R$364. The sales price and cost amount of the construction of the properties will be the basis for defining the final amount of the properties’ monthly rents. The assets transferred to “assets held for sale” were in amount of R$349.

The Company concluded the sale of three of these properties during 2021 in total amount of R$209. In December 2022, the Company concluded the sale of the remaining properties in the total amount of R$165.

1.2	Conversion of Extra Hiper stores into ASSAÍ stores

On October 14, 2021, the Board of Directors of the Company and Grupo Pão de Açucar (“GPA”) approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores which will be operated by the Company under the ASSAÍ banner (“Extra Transaction”).

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

On December 29, 2021, following the completion of the necessary conditions precedent, the Company and GPA signed an agreement for the purchase and sale of 20 commercial rights (6 properties owned by GPA and 14 properties owned by third parties) and property, plant and equipment (lands and buildings) of 6 properties owned by GPA in the total amount of R$1,201, located in the states of Paraná, São Paulo, Rio de Janeiro, Minas Gerais, Bahia, Pernambuco and the Federal District, (see notes 10.1 and 15). On the same date the Company paid the amount of R$1,000 to GPA related to these acquisitions. The 6 properties owned by GPA were classified as held for sale, for an amount of R$403 as of December 31, 2021.

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

The closing of the Extra Transaction was subject to the fulfillment of certain conditions, including, but not limited to, obtaining the consent of the property owners and demobilization of the stores by GPA. This transaction is not subject to the approval by the antitrust authorities (except for the sale of the 17 stores to the Fund, as described below).

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

On December 26, 2022, the Board of Directors of the Company and GPA confirmed that 4 properties were not the subject of the Extra Transaction, so in the conclusion 66 properties remained, with adjustment in the purchase price from R$3,973 to R$3,928.

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

As of December 31, 2024, the Company made the total payment of R$894 (R$2,609 as of December 31, 2023, R$850 as of March 31, 2022, and R$1,000 as of December 31, 2021) to GPA related to these acquisitions. Of the 17 properties owned by GPA that were recorded under “Assets held for sale”, all properties were sold to the Fund.

The Company incurred expenses with legal fees, appraisal reports and due diligence, related to the operation, and these expenses were recorded in “Other operating (expenses) revenues, net” in the statement of operations, see note 23.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

1.3	Disposal of ownership interest of the Casino Group

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

On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV (“GIBV”) and Segisor S.A.S (“Segisor”), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas’ share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items “Other accounts receivable” and “Other accounts payable” in the balance sheet in the financial statements for the years ended December 31, 2024 and 2023.

1.4	Treasury shares

On June 25, 2024, the Board of Directors approved the first repurchase shares program for the Company’s issued shares. The program aims to acquire, within up to 12 months from the approval date, up to 3,800,000 common shares, representing 0.28% of the total shares outstanding, for treasury stock and delivery of these shares to participants in the Executive Partner Program, see note 20.7.4, and the Long-Term Incentive (“LTI”) Plan through Grant of the Right to Receive Shares, see note 20.7.5. The shares were acquired in the stock market based on normal trading conditions, see note 20.6.

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

The financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

The balance sheets as of December 31, 2024 and 2023 and related statements of operations and comprehensive income, shareholders equity and cash flows for the three years ended December 31, 2024, including related notes, were approved by the Board of Directors on March 31, 2025.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

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

Under the equity method, the investment in a joint venture is initially recognized at cost, see note 11.

3.4	Cash flow, interest payments

The interest payments on borrowing and lease settled by the Company are being disclosed in the financing activities in conjunction with payments on related borrowings and lease. The total interest payment as of December 31, 2024 was R$2,583 (R$1,085 as of December 31, 2023 and R$783 as of December 31, 2022) related to borrowings and R$1,060 (R$977 as of December 31, 2023 and R$772 as of December 31, 2022) related to lease.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

4	Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and published standards effective from 2024

4.1	Amendments to IFRSs and new interpretations of mandatory application starting at 2024

The Company evaluated the amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2024. The main changes applicable to the Company are the following:

Statement	Description	Effective date
Amendments to IFRS 7/IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures - Supplier Financing Agreements	The amendments include a disclosure objective in IAS 7 stating that an entity must disclose information on its supplier financing arrangements that allow users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows. Additionally, IFRS 7 was amended to include supplier financing agreements within the requirements to disclose information on the entity’s exposure to liquidity risk concentration.	01/01/2024

Amendments to IAS 1: - Classification of liabilities as current and non-current

The amendments to IAS 1 published in January 2020 affect only the presentation of liabilities as current or non-current in the balance sheet and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items.

The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

01/01/2024

Amendments to IAS 1 – Presentation of Financial Statements – Non-Current Liabilities with Covenants	IAS 1 requires debt to be classified as non-current only if the company can defer the settlement of the debt in the 12 months after the reporting date. The purpose of this initiative is to improve the information disclosed by companies regarding long-term debt with covenants and allow investors to understand the risk that a certain debt would become payable in advance.	01/01/2024

Amendments to IFRS 16 - Lease liabilities in a “Sale and Leaseback” transaction	Under the amendments, the seller-lessee must not recognize a gain or loss related to the right of use retained by the seller-lessee.	01/01/2024

The adoption of these standards did not result in a material impact on the Company’s financial statements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

4.2	New and revised standards and interpretations issued but not yet effective

The Company evaluated all new and revised IFRSs, already issued and not yet effective, however did not adopt them in advance, the main and applicable for the Company is:

Accounting pronouncement	Description	Effective for annual periods beginning on or after
IFRS 18 - Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1 – Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 and unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings Per Share, and introduced new requirements to:

● present specific categories and defined subtotals in the statement of operations;

● provide disclosures on management-defined performance measures (“MPMs) in the notes to the financial statements; and

● improve aggregation and disaggregation of information.

01/01/2027

This amendment is being assessed and is expected to have a significant impact on the Company’s disclosure in the financial statements.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the Company’s financial statements.

4.3	IFRS S1 and S2: General requirements for disclosure of financial information related to sustainability and climate

In compliance with IFRS S1 and S2, which require that entities disclose information on its sustainability-related risks and opportunities, as well as the requirements to identify, measure and disclose information about climate-related risks and opportunities, the Company is currently assessing the impacts of the standards and will not adopt them voluntarily for 2024. The mandatory adoption date is January 1, 2026.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the financial statements, as disclosed in the following notes to these financial statements:

Accounting policy	Notes

Impairment	7.2, 11.1, 12.1, 12.1.1, 13.2 and 13.3

Inventories: inventory allowance	8.2

Recoverable taxes: expected realization of tax credits	9

Leasing operations: determination of the lease term and incremental interest rate	14.2

Measurement of the fair value of derivatives and other financial instruments	16.8

Provision for legal proceedings: record of provision for claims with likelihood assessed as probable loss estimated with a certain degree of reasonability	17

Income tax: provisions based on reasonable estimates, including uncertain tax treatments	17.4.1 and 19

Share-based payments: estimate of fair value of operations based on a valuation model	20.7

6	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts and short-term, highly liquid financial investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment, without losing income.

	As of December 31,
	2024	2023	2022
Cash and bank accounts – Brazil	106	352	213
Cash and bank accounts – Abroad (*)	28	22	24
Financial investments – Brazil (**)	5,494	5,085	5,605
	5,628	5,459	5,842

(*)	As of December 31, 2024, the Company had funds held abroad, being R$28 in US Dollars (R$22 in US dollars as of December 31, 2023 and R$24 in US dollars as of December 31, 2022).

(**)	As of December 31, 2024, the financial investments correspond to repurchase and resale agreements, with a weighted average interest rate of 98.54% of CDI – Interbank Deposit Certificate (95.92% of CDI as of December 31, 2023 and 92.80% of CDI as of December 31, 2022).The Company’s exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosure in note 16.7.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

7	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sales price, and are subsequently measured as follows: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

		As of December 31,
	Note	2024	2023

Credit card companies	7.1	1,418	589
Credit card companies - FIC	10.1	412	211
Tickets	7.1	113	185
Total of credit card and tickets		1,943	985
Slips		177	148
Suppliers and others		93	81
		2,213	1,214
Provision for expected credit losses	7.2	(3)	(15)
		2,210	1,199

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Over 30 days
December 31, 2024	2,213	2,204	8	1
December 31, 2023	1,214	1,202	5	7

7.1	Assignment of receivables

The Company assigned part of its receivables referring to credit cards and tickets with operators, without any right of recourse, aiming to anticipate its cash flow. As of December 31, 2024, the amount of these operations is R$1,976 (R$2,757 as of December 31, 2023). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these receivables as of December 31, 2024 was R$127 (R$116 as of December 31, 2023 and R$95 as of December 31, 2022), classified as “Cost and discount of receivables” in note 24.

7.2	Provision for expected credit losses

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2024	2023	2022
At the beginning of the year	(15)	(11)	(6)
Additions	(42)	(50)	(36)
Reversals	49	46	31
Write-offs	5	-	-
At the end of the year	(3)	(15)	(11)

8	Inventories

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

		As of December 31,
	Note	2024	2023
Stores		6,498	6,033
Distribution centers		1,231	1,237
Commercial agreements	8.1	(505)	(525)
Allowance for inventory losses and damages	8.2	(97)	(81)
		7,127	6,664

8.1	Commercial agreements

The Company records rebates from vendors and the storage costs in the statement of operations as the inventories that gave rise to the bonuses and the stored costs are realized. As of December 31, 2024, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$505 (R$525 as of December 31, 2023).

8.2	Allowance for inventory losses and damages

Inventories are adjusted by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate.

	For the year ended December 31,
	2024	2023	2022
At the beginning of the year	(81)	(68)	(37)
Additions	(649)	(567)	(435)
Reversals	16	29	17
Write-offs	617	525	387
At the end of the year	(97)	(81)	(68)

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

9	Recoverable taxes

The Company records tax credit when: (i) are generated in the operation; or (ii) obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization. The tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of operations. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) are recognized as a credit in the same account on which the credits are calculated.

These taxes are realized based on growth projections, operating aspects, and projections of generation of debits for the use of these credits by the Company.

		As of December 31,
	Note	2024	2023
ICMS	9.1	1,297	1,085
PIS/COFINS	9.2	353	287
Social Security Contribution - INSS		144	169
Whithholding taxes to be recovered		119	132
		1,913	1,673
Current		1,241	1,100
Non-current		672	573

9.1	ICMS - State VAT tax credits

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

As of December 31, 2024, the Company’s management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

Year	Amount
Within 1 year	684
From 1 to 2 years	162
From 2 to 3 years	146
From 3 to 4 years	120
From 4 to 5 years	64
More than 5 years	121
1,297

9.2	PIS and COFINS credit

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

Expected realization of PIS and COFINS credits

In related to the recoverable PIS and COFINS credits, the Company’s management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company’s Board of Directors. For the financial statements as of December 31, 2024, the Company’s management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$353, and expected realization is within one year.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

10	Related Parties

10.1	Balances and related party transactions

	Assets balance				Liabilities balance				Transactions
	Trade receivables		Other assets		Suppliers		Other liabilities		Revenue (expenses)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2022
Associates (i)
Casino Guichard Perrachon	-	-	-	-	-	-	-	-	-	(20)	(60)
Euris	-	-	-	-	-	-	-	-	-	(1)	(3)
Grupo Pão de Açucar (“GPA”)	-	-	-	-	-	-	-	-	-	20	(310)
Greenyellow	-	-	-	-	-	-	-	-	-	-	(33)
Wilkes Participações S.A.	-	-	-	-	-	-	-	-	-	(6)	(8)
	-	-	-	-	-	-	-	-	-	(7)	(414)
Joint venture
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”) (ii)	412	211	23	23	26	28	-	-	30	27	25

	412	211	23	23	26	28	-	-	30	27	25

	412	211	23	23	26	28	-	-	30	20	(389)

Current	412	211	-	-	26	28	-	-
Non-current	-	-	23	23	-	-	-	-

(i)	As a result of the sale of Casino’s ownership interest in the Company, through Wilkes, as disclosed in note 1.3, the associates are no longer related parties. In 2022 and 2021, all these associates, as related parties, had transactions with the Company. The main transactions were related to: (i) cost sharing contracts (reimbursement of personnel expenses, equipment rental and maintenance); and (ii) agency agreements, specially between the Company and GPA and Casino related to business negotiation of products, cyber risk agreement, exploration rights of commercial points and other agreements.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The related parties transactions are carried out according to prices, terms and conditions agreed upon the parties and are measured substantially at market value, namely:

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

Additionally, following the spin-off between the Company and GPA on December 31, 2020, both undertook to put forth commercially reasonable efforts, within up to 18 months, to release, replace and/or otherwise remove the counterparty from the position of guarantor of liabilities or obligations, which after such term would be subject to the payment of a fee, net, as remuneration for the guarantees provided by both parties. If the Company and GPA cease to be submitted to common control, the parties would be required to release, replace and/or otherwise remove the guarantees until then not replaced or provided, observing the terms established in the Separation Agreement.

The Company and GPA ceased to be related parties in fiscal year 2023 and are taking the necessary measures to replace the cross-guarantees on the contractual obligations of: (i) rental of stores; (ii) borrowing agreement; and (iii) purchase of electricity. The fee paid to GPA as remuneration for the guarantees provided as of December 31, 2024 and 2023 was less than R$1.

10.2	Management compensation

Expenses related to the executive board compensation recorded in the Company’s statement of operations is as follows (amounts expressed in thousands reais):

	Base salary (i)			Variable compensation (i)			Stock option plan and shared-based payment plan (ii)			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Board of director	12,418	11,512	31,971	-	-	-	-	5,250	7,103	12,418	16,762	39,074
Statutory officers	15,436	11,083	12,806	19,471	29,794	19,880	24,448	13,265	9,609	59,355	54,142	42,295
Executives excluding statutory officers	42,131	31,429	22,849	43,867	53,132	43,144	18,370	14,802	10,176	104,368	99,363	76,169
Fiscal council	596	548	584	-	-	-	-	-	-	596	548	584
	70,581	54,572	68,210	63,338	82,926	63,024	42,818	33,317	26,888	176,737	170,815	158,122

(i)	Short-term benefit.

(ii)	More details about shared-based payment plans for Statutory officers and the new long-term benefit plans, see note 20.7.3, 20.7.4 and 20.7.5.

The stock option plan, fully in shares, refers to the Company’s executives and this plan has been recognized in the Company’s statement of operations. The related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term benefits granted to the members of the Company’s management.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

11	Investment in joint venture

The carrying amount of the investment is adjusted to recognize changes in the Company’s share of net assets of the joint venture since the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is not evaluated for impairment separately.

The financial statements of the joint venture are prepared for the same reporting period as the Company. When necessary, adjustments are made to bring the accounting policies in line with those of the Company.

The details of the Company’s joint venture are shown below:

			Participation in investments - %
			2024	2023	2022
Investment type	Company	Country	Direct participation
Joint venture	Bellamar Empreendimento e Participação S.A.	Brazil	50.00	50.00	50.00

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

Due to the asset within indefinite useful life is recognized as part of the investments balance, after the equity method is applied the Company determines if it is necessary to recognize impairment of the investment in its Joint Venture. The Company calculates the impairment amount as the difference between the joint venture’s recoverable amount and it carrying amount and, if necessary, recognizes the impairment in the statement of operations. As of December 31, 2024, the Company conducted an impairment test of the investment using the value-in-use methodology based on the approach of projected dividends flow discounted to present value, adopting the following assumptions:

●	Capital Asset Pricing Model (CAPM) of 13.5% (13.0% as of December 31, 2023).

●	FIC’s business plan for the five-year period, with a 5.5% increase in Net Revenue and adoption of a perpetuity rate of 3.8%.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

Additionally, given the exclusivity clause in the Association Agreement with FIC’s shareholder, Itaú Unibanco Holding S.A., which is set to expire in 2029 and may or may not be renewed by the parties, the Company’s Management conducted a sensitivity analysis on the estimated recoverable amount, considering different scenarios and rates that Management considered reasonable for the expiration of the clause.

Based on the results of the tests, no provision for impairment of the asset was deemed necessary as of December 31, 2024.

Financial information of joint venture

	As of December 31,
	2024	2023
Current assets	1	1
Non-current assets	461	581
Shareholders’ equity	462	582
Net income for the year	128	102

Breakdown

Amount
As of December 31, 2021	789
Share of profit of associates	44
As of December 31, 2022	833

Share of profit of associates	51
Dividends received	(20)
As of December 31, 2023	864

Share of profit of associates	64
Dividends received	(124)
As of December 31, 2024	804

12	Property, plant and equipment

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The annual average depreciation rate of property, plant and equipment items is shown below:

Property, plant and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property, plant and equipment in 2024 and no changes were deemed necessary.

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

If the carrying amount of an asset or cash-generating unit exceeds its recoverable value, the asset is considered impaired, and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a nominal discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill and commercial rights are described in notes 13.2 and 13.3, respectively.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a change in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

12.1.1	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property, plant and equipment) and intangible assets (commercial rights) directly attributable to stores, as follows:

●	Step 1: the carrying amount of properties in stores is compared to a sales multiple (35%) representing market transactions between retail companies. Stores for which the multiple of sales was lower than their carrying amount and owned stores, a more detailed test is made, as described in Step 2 below.

●	Step 2: The Company considered the highest value between the discounted cash flows of stores using sales growth by store and a discount rate of 13.82% in 2024 (11.34% in 2023) or appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired as of December 31, 2024, 2023 and 2022 and concluded that the recognition of an impairment loss was not needed.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

12.2	Breakdown and composition of property, plant and equipment

								+
	As of 12/31/2023	Additions (i)	Write- offs	Depreciation	Transfers and others	As of 12/31/2024		Historical cost	Accumulated depreciation
Land	559	-	-	-	-	559		559	-
Buildings	777	46	-	(23)	94	894		1,074	(180)
Improvements	8,099	773	(7)	(502)	(45)	8,318		10,301	(1,983)
Machinery and equipment	2,310	378	(6)	(272)	21	2,431		3,668	(1,237)
Facilities	270	13	-	(38)	-	245	=	443	(198)
Furniture and appliances	903	132	(5)	(158)	17	889		1,447	(558)
Constructions in progress	111	100	(1)	-	(87)	123		123	-
Others	119	34	-	(53)	5	105		292	(187)
	13,148	1,476	(19)	(1,046)	5	13,564		17,907	(4,343)

								+
	As of 12/31/2022	Additions (i)	Write- offs	Depreciation	Transfers and others	As of 12/31/2023		Historical cost	Accumulated depreciation
Land	600	17	-	-	(58)	559		559	-
Buildings	730	45	-	(19)	21	777		934	(157)
Improvements	6,865	1,659	(26)	(438)	39	8,099		9,583	(1,484)
Machinery and equipment	1,440	499	(16)	(214)	601	2,310		3,285	(975)
Facilities	585	84	(2)	(58)	(339)	270	=	430	(160)
Furniture and appliances	755	186	(5)	(144)	111	903		1,311	(408)
Constructions in progress	543	47	(1)	-	(478)	111		111	-
Others	64	42	(1)	(45)	59	119		255	(136)
	11,582	2,579	(51)	(918)	(44)	13,148		16,468	(3,320)

								+
	As of 12/31/2021	Additions (i)	Write- offs	Depreciation	Transfers and others	As of 12/31/2022		Historical cost	Accumulated depreciation
Land	570	48	(18)	-	-	600		600	-
Buildings	656	117	-	(17)	(26)	730		859	(129)
Improvements	3,596	3,451	(27)	(284)	129	6,865		7,933	(1,068)
Machinery and equipment	828	708	(4)	(184)	92	1,440		2,160	(720)
Facilities	362	258	(7)	(35)	7	585	=	729	(144)
Furniture and appliances	416	279	(2)	(70)	132	755		1,043	(288)
Constructions in progress	235	582	(1)	-	(273)	543		543	-
Others	37	24	-	(16)	19	64		157	(93)
	6,700	5,467	(59)	(606)	80	11,582		14,024	(2,442)

(i)	Includes interest capitalization in the amount of R$46 as of December 31, 2024 (R$257 and R$774 as of December 31, 2023 and 2022, respectively), see note 12.3.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

12.3	Capitalized borrowing and lease costs

Borrowing costs directly attributable to the acquisition, construction or production and interest of lease liabilities related to assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset, amounted to R$46 (R$257 as of December 31, 2023 and R$774 as of December 31, 2022). The rate adopted to calculate the borrowing costs eligible for capitalization was 113.42% (111.05% as of December 31, 2023 and 112.16% as of December 31, 2022) of the CDI, corresponding to the effective interest rate of the borrowings obtained by the Company.

12.4	Additions to property, plant and equipment for cash flow presentation purpose are as follows:

	2024	2023	2022
Additions	1,476	2,579	5,467
Capitalized borrowing costs	(46)	(257)	(774)
Financing of property, plant and equipment – Additions	(1,390)	(2,298)	(5,080)
Financing of property, plant and equipment – Payments	1,607	3,092	3,911
	1,647	3,116	3,524

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

As of December 31, 2024, the Company recorded in the cost of sales and services the amount of R$93 (R$82 as of December 31, 2023 and R$71 as of December 31, 2022), relating to the depreciation of machinery, building and facilities of transformation service and distribution centers.

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

Intangible assets other than goodwill with indefinite useful life include tradenames and commercial rights.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of operations in the year the asset is derecognized.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

13.1	Breakdown and composition of intangible assets

						+
	As of 12/31/2023	Additions	Amortizations	As of 12/31/2024		Historical cost	Accumulated amortization
Goodwill	618	-	-	618		871	(253)
Software	63	42	(23)	82	=	221	(139)
Commercial rights	4,452	-	(8)	4,444		4,491	(47)
Trade name	39	-	-	39		39	-
	5,172	42	(31)	5,183		5,622	(439)

								+
	As of 12/31/2022	Additions	Amortizations	Write- offs	Transfers	As of 12/31/2023		Historical cost	Accumulated amortization
Goodwill	618	-	-	-	-	618		871	(253)
Software	76	30	(43)	(1)	1	63	=	181	(118)
Commercial rights	4,267	192	(7)	-	-	4,452		4,491	(39)
Trade name	39	-	-	-	-	39		39	-
	5,000	222	(50)	(1)	1	5,172		5,582	(410)

						+
	As of 12/31/2021	Additions	Amortizations	As of 12/31/2022		Historical cost	Accumulated amortization
Goodwill	618	-	-	618		871	(253)
Software	75	18	(17)	76	=	151	(75)
Commercial rights (i)	1,136	3,139	(8)	4,267		4,299	(32)
Trade name	39	-	-	39		39	-
	1,868	3,157	(25)	5,000		5,360	(360)

(i)	In the year ended December 31, 2022, includes commercial rights related to 46 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$3,130 and in the year ended December 31, 2021, includes commercial rights related to 20 commercial points sold by GPA to the Company as a result of the Transaction for an amount of R$798 (see note 1.2).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

13.2	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1.

As of December 31, 2024, the Company reviewed the plan used to assess impairment for its operations. The recoverable amount is determined by means of a calculation based on value in use, based on cash projections from financial budgets, which were reviewed and approved by senior management for the next five years, considering the assumptions updated for December 31, 2024, as shown below:

Revenues: estimated from 2025 to 2029, considering historical sales growth and inflation projections, excluding stores expansion;

Gross profit: considers the historical level of gross profit expressed as a sales percentage;

Expenses: considers the historical level expressed as a sales percentage and seeking gains of productivity and efficiency;

Working capital: estimating the same level of working capital expressed in days of cost of sales;

Acquisition of tangible and intangible assets (capex): considers the historical average investment for the maintenance of the existing assets when determining the cash flow;

Terminal value: calculated using the last year of the projections applying the perpetuity growth rate;

Discount rate: prepared as described in the accounting policy. The discount rate used was 13.82% per year as of December 31, 2024 (11.34% per year as of December 31, 2023); and

Perpetuity growth rate: the growth rate considered was 4.19% per year as of December 31, 2024 (4.00% per year as of December 31, 2023).

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

Commercial rights with indefinite useful lifes are tested following the assumptions described in note 13.2. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

As a result of this analysis, there was no need to record a provision for impairment of these assets.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

13.4	Additions to intangible assets for cash flow presentation purpose are as follows

	2024	2023	2022
Additions	42	222	3,157
Financing of intangible assets – Additions	-	(175)	(3,130)
Financing of intangible assets – Payments	-	122	609
	42	169	636

14	Leases

When entering into a contract, the Company assesses whether the contract is or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company evaluates its lease agreements in order to identify lease terms for a right of use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5 thousand.

The contracts are then recorded when the lease begins, as a lease liability against a right-of-use asset, both at the present value of minimum lease payments, using the interest rate implicit in the contract, if applicable, or an incremental borrowing rate considering loans obtained by the Company.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.1.1	Breakdown and composition of right of use

									+
	As of 12/31/2023	Additions	Remeasurement	Write- offs	Amortization	Transters and others	As of 12/31/2024		Historical cost	Accumulated amortization
Buildings	8,203	225	495	(21)	(557)	(5)	8,340		10,535	(2,195)
Equipment	3	-	44	-	(5)	1	43	=	88	(45)
Assets and rights	16	-	1	-	(1)	(1)	15		29	(14)
	8,222	225	540	(21)	(563)	(5)	8,398		10,652	(2,254)

									+
	As of 12/31/2022	Additions (i)	Remeasurement	Write- offs (i)	Amortization	Transters and others	As of 12/31/2023		Historical cost	Accumulated amortization
Buildings	7,593	2,669	296	(1,824)	(500)	(31)	8,203		9,879	(1,676)
Equipment	8	-	-	-	(5)	-	3	=	51	(48)
Assets and rights	18	-	1	-	(3)	-	16		29	(13)
	7,619	2,669	297	(1,824)	(508)	(31)	8,222		9,959	(1,737)

									+
	As of 12/31/2021	Additions	Remeasurement	Write- offs	Amortization	Transters and others	As of 12/31/2022		Historical cost	Accumulated amortization
Buildings	3,604	3,810	695	(70)	(351)	(95)	7,593		8,924	(1,331)
Equipment	16	-	-	-	(6)	(2)	8	=	57	(49)
Assets and rights	19	-	1	-	(2)	-	18		29	(11)
	3,639	3,810	696	(70)	(359)	(97)	7,619		9,010	(1,391)

(i)	As disclosed in note 1.3, on June 23, 2023, Casino, through its subsidiaries Wilkes, GIBV and Segisor, sold its common shares, changing the Company’s shareholding structure. Due to the change in the shareholding structure, some rental agreements were renegotiated, resulting in a net increase of R$476 in the lease. Management, based on IFRS 16 - Leases, assessed and concluded this transaction as the termination of the previous agreement and the recognition of a new agreement, maturing in 2045, due to the substantial change in scope, which mainly includes the modification of the leased assets and change in contract amounts. In the year ended December 31, 2023, the renegotiation process was concluded.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Lease liabilities totaled R$9,644 as of December 31, 2024 (R$9,184 as of December 31, 2023). The minimum future payments, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2024	2023
Lease liabilities - minimum payments
Less than 1 year	412	532
From 1 to 5 years	1,569	1,702
More than 5 years	7,663	6,950
Present value of lease liabilities	9,644	9,184

Current	412	532
Non-current	9,232	8,652

Future financing charges	13,182	13,164
Future lease payments	22,826	22,348
PIS and COFINS embedded in the present value of lease agreements	430	558
PIS and COFINS embedded in the gross value of lease agreements	1,018	1,359

Lease liabilities interest expense is stated in note 24. The incremental borrowing used to calculate lease liabilities was 12.28% in the fiscal year ended December 31, 2024 (12.12% as of December 31, 2023).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

14.2.2	Lease liability rollforward

Amounts
As of December 31, 2021	4,051
Addition – Lease	3,810
Remeasurement	696
Interest provision	781
Principal amortizations	(126)
Interest amortizations	(772)
Write-off due to early termination of agreement	(80)
As of December 31, 2022	8,360
Addition – Lease (i)	2,669
Remeasurement	297
Interest provision	1,004
Principal amortizations	(262)
Interest amortizations	(977)
Write-off due to early termination of agreement (i)	(1,907)
As of December 31, 2023	9,184
Addition – Lease	225
Remeasurement	540
Interest provision	1,069
Principal amortizations	(289)
Interest amortizations	(1,060)
Write-off due to early termination of agreement	(25)
As of December 31, 2024	9,644

(i)	The variation for the year mainly refers to the renegotiation of rental contracts as disclosed in note 14.1.1.

14.3	Result on variable rentals and subleases

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the carrying amount of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as expenses in the year in which they are incurred.

	As of December 31,
	2024	2023	2022
(Expenses) revenues for the year:
Variables (1% to 2% of sales)	(15)	(21)	(31)
Subleases (*)	110	93	55

(*)	Refers mainly to revenue from lease agreements receivable from commercial galleries.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

15	Trade payables and trade payables - Agreements

		As of December 31,
	Note	2024	2023
Trade payables
Products		11,253	10,363
Acquisition of property, plant and equipment		156	158
Service		160	150
Service - related parties	10.1	26	28
Bonuses from suppliers	15.2	(874)	(902)
		10,721	9,797

Trade payables - Agreements
Products	15.1	779	1,070
Acquisition of property, plant and equipment	15.1	159	389
Acquisition of hypermarkets	15.3	-	892
		938	2,351

		11,659	12,148

Current		11,647	12,110
Non-current		12	38

15.1	Agreements among suppliers, the Company and banks

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

Management, based on IAS7 and IFRS7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advance payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as “Trade payables - Agreements” and the cash flow from these operations is presented as operating in the statement of cash flows.

Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, in the line “Revenue from anticipation of payables”, in the amount of R$54 as of December 31, 2024 (R$ 42 as of December 31, 2023 and R$40 as of December 31, 2022), representing 1.57% of the volume of transactions occurred during 2023 (1.21% during 2023).

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

As of December 31, 2024, the balance payable related to these operations is R$938 (R$1,459 as of December 31, 2023).

The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of December 31, 2024.

15.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

The Company assigned part of its receivable of bonuses from suppliers with the financial institutions, without any rights or recourse, to anticipate its cash flow. As of December 31, 2024, the amount of these receivables from bonuses from suppliers to fall due is R$234 (R$146 as of December 31, 2023). The amount was derecognized from the balance of receivables of bonuses from suppliers, since all risks related to the receivables were substantially transferred. The cost to advance these receivables as of December 31, 2024 was R$6 (R$3 as of December 31, 2023 and R$2 as of December 31, 2022), classified as “Cost and discount of receivables” in note 24.

15.3	Acquisition of hypermarkets

As mentioned in note 1.2, on September and December, 2022, the GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company’s management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms, and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as accounts payable for the acquisition of the commercial points of the hypermarkets.

As of December 31, 2024, the balance payable related to these operations is zero (R$892 as of December 31, 2023). In January 2024 the Company settled the amount.

16	Financial instruments

Financial assets are recognized when the Company assumes contractual rights to receive cash or other financial assets of agreements to which it is a party. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or risks and benefits were substantially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained by the Company.

Financial liabilities are recognized when the Company assumes contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are initially recognized at fair value and derecognized when settled, extinguished, or expired.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The measurement of financial liabilities depends on their classification, as described below:

●	Financial liabilities at fair value through income: Include financial liabilities for trading and financial liabilities designated on initial recognition at fair value through income. Gains or losses on trading liabilities are recognized in the statement of operations.

●	Financial liabilities at amortized cost: After initial recognition, borrowings and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the statement of operations when liabilities are written off, as well as through the amortization process at the effective interest rate.

The main financial instruments and their carrying amounts, by category, are as follows:

	Note	Amortized cost	FVTI	FVTOCI	As of 12/31/2024
Financial assets
Cash and cash equivalents	6	5,628	-	-	5,628
Related parties	10.1	23	-	-	23
Trade receivables and other accounts receivables		348	-	-	348
Financial instruments at fair value	16.9.1	-	390	-	390
Trade receivables with credit card and tickets	7.1	-	-	1,943	1,943
Financial liabilities
Other accounts payable		(169)	-	-	(169)
Trade payable and trade payables – agreements	15	(11,659)	-	-	(11,659)
Borrowings in domestic currency	16.9.1	(918)	(29)	-	(947)
Borrowings in foreign currency	16.9.1	-	(801)		(801)
Debentures and promissory notes	16.9.1	(11,542)	(3,257)	-	(14,799)
Lease liabilities	14.2	(9,644)	-	-	(9,644)
Financial instruments at fair value	16.9.1	-	(18)	-	(18)
Net exposure		(27,933)	(3,715)	1,943	(29,705)

	Note	Amortized cost	FVTI	FVTOCI	As of 12/31/2023
Financial assets
Cash and cash equivalents	6	5,459	-	-	5,459
Related parties	10.1	23	-	-	23
Trade receivables and other accounts receivables		396	-	-	396
Financial instruments at fair value	16.9.1	-	274	-	274
Trade receivables with credit card and tickets	7.1	-	-	985	985
Financial liabilities
Other accounts payable		(216)	-	-	(216)
Trade payable and trade payables – agreements	15	(12,148)	-	-	(12,148)
Borrowings in domestic currency	16.9.1	(1,943)	(40)	-	(1,983)
Debentures and promissory notes	16.9.1	(10,051)	(3,142)	-	(13,193)
Lease liabilities	14.2	(9,184)	-	-	(9,184)
Financial instruments at fair value	16.9.1	-	(8)	-	(8)
Net exposure		(27,664)	(2,916)	985	(29,595)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 16.8.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

●	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

●	Level of credit risk and loss history for wholesale clients and property lease; and

●	Status of default risk and loss history for credit card companies and other clients.

16.5	Considerations on risk factors that may affect the businesses of the Company

16.5.1	Credit Risk

●	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated. The Company’s financial investments, according to the rating on the national scale of financial institutions are 100% represented by brAAA as of December 31, 2024 and 2023.

●	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitors the risk through credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually higher than 5% of accounts receivable or sales, respectively.

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

16.5.3	Foreign currency exchange rate risk

The fluctuations in the exchange rates may increase the balances of borrowings in foreign currency, and for this reason the Company uses derivative financial instruments, such as swaps, to mitigate the foreign exchange rate risk, converting the cost of debt into domestic currency and interest rates.

16.5.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The Company’s capital structure is as follows:

	As of December 31,
	2024	2023
Borrowings, debentures and promissory notes	16,565	15,184
(-) Cash and cash equivalents	(5,628)	(5,459)
(-) Derivative financial instruments	(390)	(274)
Net debt	10,547	9,451
Shareholders´ equity	5,255	4,630
% Net debt over shareholders´ equity	201%	204%

16.5.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2024.

	Less than 1 year	From 1 to 5 years	More than 5 years	Total
Borrowings	181	1,946	-	2,127
Debentures and promissory notes	3,659	12,986	4,939	21,584
Derivative financial instruments	215	(586)	(293)	(664)
Lease liabilities	1,522	5,558	15,746	22,826
Trade payables	10,710	12	-	10,722
Trade payables – Agreements	938	-	-	938
Other accounts payable	141	28	-	169
	17,366	19,944	20,392	57,702

The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves as of December 31, 2024. Therefore, certain balances are not consistent with the balances reported in the balance sheets.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reduce the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to fixed interest rates, converting the debt into interest rates.

As of December 31, 2024, the notional amount of these contracts was R$3,710 (R$2,956 as of December 31, 2023). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional swap transactions to hedge against debts.

The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2024 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

	Notional value		Fair value
	2024	2023	2024	2023
Swap of hedge
Hedge purpose (debt)	3,710	2,956	4,082	3,230
Long position
Fixed rate	27	106	29	110
USD + Fixed	731	-	797	-
Hedge - CRI	2,952	2,850	3,256	3,120

Short position	(3,710)	(2,956)	(3,710)	(2,964)
Net hedge position	-	-	372	266

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2024, are recorded as financial revenues or expenses and the balance receivable at fair value is R$372 (balance receivable of R$266 as of December 31, 2023). Assets are recorded as “derivative financial instruments” and liabilities as “borrowings and debentures”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2024, resulted in a loss of R$13, recorded under debt of cost, note 24 (loss of R$115 as of December 31, 2023 and gain of R$29 as of December 31, 2022).

The outstanding derivative financial instruments are presented in the table below:

	Notional		As of December 31,
Description Risk	(millions)	Due date	2024	2023
Debt
USD – BRL	US$ 18	2026	7	-
USD – BRL	US$ 109	2027	59	-

Debt
IPCA – BRL	R$ 1,972	2028, 2029 and 2031	314	267

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 879	2027	(10)	(5)
Fixed rate x CDI	R$ 14	2027	1	2
Fixed rate x CDI	R$ 15	2027	1	2
Derivatives - Fair value hedge – Brazil			372	266

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

16.7	Sensitivity analysis of financial instruments

According to Management’s assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 15.18% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company’s results.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net effect of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

				Market projections
Transactions	Note	Risk (rate increase)	Balance at 2024	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings	16.9.1	CDI + 1.62% per year	(923)	(140)	(147)	(154)
Borrowings (fixed rate)	16.9.1	CDI + 0.20% per year	(29)	(5)	(5)	(5)
Borrowings (foreign currency)	16.9.1	CDI + 1.34% per year	(801)	(122)	(128)	(134)
Debentures and promissory notes	16.9.1	CDI + 1.34% per year	(14,975)	(2,243)	(2,355)	(2,467)
Total net effect (loss)			(16,728)	(2,510)	(2,635)	(2,760)

Cash equivalents	6	98.54% of the CDI	5,494	834	876	918
Net exposure loss			(11,234)	(1,676)	(1,759)	(1,842)

16.8	Fair value measurement

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the financial statements:

	Carrying amount		Fair value
	2024	2023	2024	2023
Trade receivables with credit cards companies and sales tickets	1,943	985	1,943	985
Swaps of annual rates between currencies	66	-	66	-
Interest rate swaps	(8)	(1)	(8)	(1)
Interest rate swaps - CRI	314	267	314	267
Borrowings and debentures (fair value)	(4,087)	(3,182)	(4,087)	(3,182)
Borrowings, debentures and promissory notes (amortized cost)	(12,460)	(11,994)	(12,188)	(11,716)
	(14,232)	(13,925)	(13,960)	(13,647)

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2024.

Cross-currency and interest rate swaps and borrowings are classified as level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

16.9	Borrowings

16.9.1	Debt breakdown

		As of December 31,
	Average rate	2024	2023

Debentures and promissory notes
Debentures and promissory notes	CDI + 1.34% per year	14,975	13,378
Borrowing costs		(176)	(185)
		14,799	13,193
Derivative financial instruments – Debentures and promissory notes
Swap contracts	CDI + 1.06% per year	(304)	(262)
		(304)	(262)
Borrowings in domestic currency
Working capital	CDI + 0.20% per year	29	40
Working capital	CDI + 1.62% per year	923	1,952
Borrowing costs		(5)	(9)
		947	1,983
Derivative financial instruments – Domestic currency
Swap contracts	CDI + 0.20% per year	(2)	(4)
		(2)	(4)
Borrowings in foreign currency
Working capital	CDI + 1.34% per year	801	-
		801	-
Derivative financial instruments – Foreign currency
Swap contracts	CDI + 1.34% per year	(66)	-
		(66)	-
Total of borrowings, debentures and promissory notes		16,175	14,910

Current asset		(93)	(48)
Non-current asset		(297)	(226)
Current liabilities		2,084	2,115
Non-current liabilities		14,481	13,069

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

16.9.2	Debt rollforward

Amounts
Balance as of January 1, 2022	8,001
Funding - working capital	4,001
Borrowing costs	(42)
Interest provision	1,436
Swap contracts	82
Mark-to-market	(111)
Exchange rate and monetary variation	(18)
Borrowing costs	26
Interest amortization	(783)
Principal amortization	(61)
Swap amortization	(122)

Balance as of December 31, 2022	12,409
Funding - working capital	3,392
Borrowing costs (i)	(142)
Interest provision	1,746
Swap contracts	39
Mark-to-market	14
Exchange rate and monetary variation	(16)
Borrowing costs amortization	52
Interest amortization	(1,085)
Principal amortization	(1,326)
Swap amortization	(173)
Balance as of December 31, 2023	14,910
Funding - working capital	6,600
Borrowing costs	(54)
Interest provision	1,907
Swap contracts	(75)
Mark-to-market	88
Exchange rate and monetary variation	88
Borrowing costs amortization	65
Interest amortization	(2,583)
Principal amortization	(4,652)
Swap amortization	(119)
Balance as of December 31, 2024	16,175

(i)	Include costs related to negotiation of waiver in the change of the shareholding control in the amount of R$93, as disclosed in note 10.1, in capital market operations carried out during the year, without changes to other contractual clauses with financial institutions.

16.9.3	Schedule of non-current debt maturities

Maturity	Amounts
From 1 to 2 years	1,172
From 2 to 3 years	4,292
From 3 to 4 years	2,825
From 4 to 5 years	5,438
More than 5 years	589
14,316

Borrowing Cost	(132)
14,184

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

16.10	Debentures and promissory notes

		Issue	Outstanding Debentures	Date		Annual financial	Unit price	As of December 31,
	Type	amount	(units)	Issuance	Maturity	charges	(in Reais)	2024	2023
First Issue of Promissory Notes – 5th series	non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	-	-	289
First Issue of Promissory Notes – 6th series	non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	80,710,560	322	289
Second Issue of Debentures – 1st series (i)	non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	-	-	954
Second Issue of Debentures – 2nd series	non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,014	669	670
Second Issue of Promissory Notes – 1st series	non-preemptive right	1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	-	-	1,681
Second Issue of Promissory Notes – 2nd series (i)	non-preemptive right	1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	-	-	1,683
Third Issue of Debentures – 1st series – CRI	non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,199	1,178	1,122
Third Issue of Debentures – 2nd series – CRI	non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,199	620	591
Fourth Issue of Debentures - single series	non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,012	2,024	2,024
First Issue of Commercial Paper Notes - single series	non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,048	786	790
Fifth Issue of Debentures - single series - CRI	non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,028	258	258
Sixth Issue of Debentures - 1st series - CRI	non-preemptive right	72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,032	75	76
Sixth Issue of Debentures - 2nd series - CRI	non-preemptive right	55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,033	58	58
Sixth Issue of Debentures - 3rd series – CRI	non-preemptive right	471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,131	534	508
Second Issue of Commercial Paper Notes - single series	non-preemptive right	400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,280	513	458
Seventh Issue of Debentures - 1st series – CRI	non-preemptive right	145,721	145,721	7/25/2023	7/15/2026	CDI + 1.00% per year	1,054	154	154
Seventh Issue of Debentures - 2nd series – CRI	non-preemptive right	878,503	878,503	7/25/2023	7/15/2027	Pre 11.75% per year	1,053	925	921
Seventh Issue of Debentures - 3rd series – CRI	non-preemptive right	46,622	46,622	7/25/2023	7/17/2028	CDI + 1.15% per year	1,055	50	50
Eighth Issue of Debentures - 1st series – CRI	non-preemptive right	400,000	400,000	12/22/2023	12/22/2027	CDI + 1.85% per year	1,003	401	401
Eighth Issue of Debentures - 2nd series – CRI	non-preemptive right	400,000	400,000	12/22/2023	12/22/2028	CDI + 1.95% per year	1,003	401	401
Ninth Issue of Debentures – single series	non-preemptive right	500,000	500,000	3/28/2024	3/26/2029	CDI + 1.25% per year	1,031	516	-
Tenth Issue of Debentures – single series	non-preemptive right	1,800,000	1,800,000	6/25/2024	6/20/2029	CDI + 1.25% per year	1,003	1,805	-
Eleventh Issue of Debentures – single series	non-preemptive right	2,800,000	2,800,000	10/1/2024	9/25/2029	CDI + 1.25% per year	1,029	2,882	-
Twelfth Issue of Debentures – single series	non-preemptive right	800,000	800,000	12/13/2024	12/10/2029	CDI + 1.25% per year	1,006	804	-
Borrowing Cost								(176)	(185)
								14,799	13,193

(i)	On October 2, 2024, the Company raised R$2,800 through its 11th issue of simple debentures, which were exclusively allocated for liability management purposes, including the prepayment of the entire 2nd series of promissory notes from the Company’s 2nd issue, as well as the entire 1st series of the Company’s 2nd issue of debentures, which were paid on October 10 and October 11, 2024, respectively, in the total amount of R$2,843.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares and do not have guarantees.

16.11	Borrowings in foreign currencies

As of December 31, 2024, the Company has borrowings in foreign currency to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile.

16.12	Guarantees

As of December 31, 2024, the Company has no guarantees related to its borrowing agreements.

16.13	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars, in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of December 31, 2024 was 10.83% (13.04% as of December 31, 2023 and 12.43% as of December 31, 2022).

16.14	Financial covenants

In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months (LTM) ratio should be lower than or equal to 3.00. As of December 31, 2024 and 2023, the Company was compliant with all contractual obligations and ratios.

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

In order to assess the outcome’s probability, the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2023	62	163	38	263
Additions	7	225	29	261
Reversals	(37)	(114)	(26)	(177)
Payments	(9)	(117)	(15)	(141)
Monetary correction	(7)	17	7	17
Balance as of December 31, 2024	16	174	33	223
Restricted deposits for legal proceedings	(4)	(2)	(3)	(9)
Net provision of judicial deposits	12	172	30	214

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Of the total amount of the table above, R$26 (R$50 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$4 tax claims, R$7 labor claims and R$15 civil claims (R$3 tax claims, R$27 labor claims and R$20 civil claims as of December 31, 2023).

17.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) staple basket; and (iii) other matters.

The provisioned amount as of December 31, 2024, for these matters is R$16 (R$62 as of December 31, 2023).

17.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of December 31, 2024, the Company recorded a provision of R$174 (R$163 as of December 31, 2023), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

17.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assesses the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. As of December 31, 2024, the provision for these lawsuits amounted to R$26 (R$32 as of December 31, 2023), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. As of December 31, 2024, the provision for these lawsuits is R$7 (R$6 as of December 31, 2023).

The Company’s total civil, regulatory and property claims as of December 31, 2024, is R$33 (R$38 as of December 31, 2023).

17.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, which are related to:

	As of December 31,
	2024	2023
Tax on Financial Transactions (IOF) – payment differences.	14	14
PIS, COFINS – payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, disallowance of PIS and COFINS credits, among other matters pending judgment at the administrative and judicial levels.	1,008	783
ICMS – allocation of credits from purchases from suppliers considered unqualified by the registry of the State Revenue Service, among other matters, which are pending judgment at the administrative and judicial levels.	1,210	1,216
ISS (services tax), IPTU (urban property tax), Fees and other – discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, which are pending judgment at the administrative and judicial levels.	20	18
INSS (national institute of social security) – divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, which are pending judgment at the administrative and judicial levels.	25	24
Other litigation – real estate lawsuits in which the Company claims the renewal and maintenance of lease agreements according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, among others.	2	98
Compensation linked to the external legal counsel’s success fee if all the proceedings were concluded in favor of the Company.	27	20
	2,306	2,173

Of the total amount in the table above, R$1,097 (R$1,494 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,096 tax claims and R$1 civil claim (R$1,398 tax claims and R$96 civil claims as of December 31, 2023).

Three collective proceedings were opened by institutions related to black people’s movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. As of December 31, 2024, there are two collective proceedings in current, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on financial statements is expected.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

17.4.1	Uncertainty over IRPJ and CSLL treatments

The Company has proceedings at the judicial and administrative levels with the Government’s regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution, including treatments to goodwill disallowance, disagreements regarding payment and overpayments and fines due to non-compliance with ancillary obligation. In compliance with IFRIC 23 – Uncertainty over Income Tax Treatment and based on the assessment of internal and external legal counsel, Management concluded that as of December 31, 2024, it is probable that the tax treatment adopted by the Company will be accepted by Government’s regulatory agencies or courts, therefore, no effect on tax basis and tax rates occurred. As of December 31, 2024, the amount involved was R$1,025 (R$917 as of December 31, 2023).

Of the total amount above, R$293 is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions (R$337 as of December 31, 2023).

17.5	Guarantees

The Company presented bank guarantees and insurance guarantees to judicial process related a civil, tax and labor nature, described below:

	As of December 31,
Lawsuits	2024	2023
Tax	1,747	1,113
Labor	89	75
Civil and others	60	34
	1,896	1,222

The cost of guarantees as of December 31, 2024 is approximately 0.17% per year of the amount of the lawsuits (0.17% per year as of December 31, 2023) and is recorded as a financial expense.

17.6	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows:

	As of December 31,
Lawsuits	2024	2023
Tax	16	18
Labor	4	16
Civil and others	4	10
	24	44

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

18	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of the amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

	As of December 31,
	2024	2023
Commercial agreement with suppliers (i)	418	385
Commercial agreement – payroll (ii)	37	48
Marketing and others	20	22
	475	455
Current	449	418
Non-current	26	37

(i)	Refers to rental of supplier product exhibition modules “checkstand”, point of sale displays and backlight panels.

(ii)	Commercial agreement with a financial institution for exclusivity in payroll processing.

19	Income tax and social contribution

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

19.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2024	2023	2022
Earnings before income tax and social contribution	935	554	1,335
Expense of income tax and social contribution	(318)	(188)	(454)
Adjustments to reflect the effective rate
Tax fines	(4)	(3)	(2)
Share of profits	22	17	15
Interest on own capital	43	-	17
ICMS subsidy – tax incentives (i)	43	319	248
Credits of monetary corrections	51	15	64
Other permanent differences	(3)	(4)	(3)
Effective income tax and social contribution	(166)	156	(115)
Income tax and social contribution for the year
Current	(141)	(6)	(75)
Deferred	(25)	162	(40)
(Expenses) benefits income tax and social contribution	(166)	156	(115)
Effective rate	17.8%	-28.2%	8.6%

(i)	The Company calculates tax benefits that are characterized as tax incentives that, according to legal forecast, do not comprise the basis for calculating income tax and social contribution. The amount decreased due to the article 30 of Law 12,973/2014 that was revoked through Law 14,789/2023, releasing taxpayers from constituting a tax incentive reserve from January 1, 2024.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

19.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in the balance sheets are the following:

	As of December 31,
	2024			2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	314	-	314	385	-	385
Provision for legal proceedings	67	-	67	81	-	81
Swap	-	(132)	(132)	-	(66)	(66)
Goodwill tax amortization	-	(317)	(317)	-	(317)	(317)
Fair value adjustment	2	-	2	-	(25)	(25)
Property, plant and equipment and intangible assets	10	-	10	10	-	10
Unrealized losses with tax credits	-	(71)	(71)	-	(15)	(15)
Provision of inventory	35	-	35	30	-	30
Borrowings costs	-	(62)	(62)	-	(66)	(66)
Lease net of right of use	3,249	(3,016)	233	3,085	(2,961)	124
Compensation program	21	-	21	10	-	10
Exchange rate	33	-	33	-	-	-
Others	7	-	7	20	-	20
Gross deferred income tax and social contribution assets (liabilities)	3,738	(3,598)	140	3,621	(3,450)	171
Compensation	(3,598)	3,598	-	(3,450)	3,450	-

Net deferred income tax and social contribution assets (liabilities), net	140	-	140	171	-	171

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors.

The Company estimates the recovery of the deferred tax assets as of December 31, 2024, as follows:

Years	Amounts
Within 1 year	363
From 1 year to 2 years	75
From 2 years to 3 years	48
More than 5 years	3,252
3,738

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

19.3	Deferred tax rollforward

	For the year ended December 31,
	2024	2023	2022
At the beginning of the year	171	6	45
(Expenses) benefits in the year	(25)	162	(40)
Income tax effect	3	3	1
Others	(9)	-	-
At the end of the year	140	171	6

20	Shareholders’ equity

20.1	Capital stock and stock rights

According to the Company’s bylaws, the Company’s authorized share capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

	Number of shares	Amount (in reais)
As of December 31, 2021	1,346,674,477	787,924,408
Capital increase – Board of Directors’ Meeting on 02/21/2022	239,755	1,392,470
Capital increase – Extraordinary General Meeting on 04/28/2022	-	463,731,717
Capital increase – Board of Directors’ Meeting on 05/09/2022	298,919	1,474,113
Capital increase – Board of Directors’ Meeting on 07/27/2022	1,119,515	3,812,859
Capital increase – Board of Directors’ Meeting on 10/20/2022	650,808	3,311,220
Capital increase – Board of Directors’ Meeting on 12/06/2022	181,920	1,571,594
Total changes for the year	2,490,917	475,293,973
As of December 31, 2022	1,349,165,394	1,263,218,381
Capital increase – Board of Directors’ Meeting on 02/15/2023	59,870	637,616
Capital increase – Board of Directors’ Meeting on 03/28/2023	1,031,232	1,154,499
Capital increase – Board of Directors’ Meeting on 08/18/2023	1,207,046	3,915,566
Capital increase – Board of Directors’ Meeting on 10/30/2023	213,458	1,559,323
Capital increase – Board of Directors’ Meeting on 12/08/2023	156,200	1,205,864
Total changes for the year	2,667,806	8,472,868
As of December 31, 2023	1,351,833,200	1,271,691,249
Capital increase – Board of Directors’ Meeting on 8/8/2024	256,799	2,568
Capital increase – Board of Directors’ Meeting on 11/7/2024	54,881	549
Capital increase – Board of Directors’ Meeting on 12/11/2024	70,767	708
Total changes for the year	382,447	3,825
As of December 31, 2024	1,352,215,647	1,271,695,074

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

Below, the shareholding structure of the Company:

	Note	12/31/2024	Participation	12/31/2023	Participation
Outstanding shares		1,348,415,647	99.72%	1,351,833,200	100.00%
Treasury shares	20.6	3,800,000	0.28%	-	-
		1,352,215,647	100.00%	1,351,833,200	100.00%

20.2	Distribution of dividends and interest on own capital

Management proposed dividends to be distributed, considering the advance of Interest on own capital (JSCP) to its shareholders, calculations are demonstrated below:

	For the year ended December 31,
	2024	2023	2022
Net income for the year	769	710	1,220
Tax incentive reserve	(229)	(710)	(753)
Base for legal reserve	540	-	467
% Legal reserve	5%	5%	5%
Legal reserve for the year	27	-	23
Minimum mandatory dividends – 25%	129	-	111
Interest on own capital paid/payable intermediaries (i)	(109)	-	(43)
Minimum mandatory dividends paid/payable in the form of interest on shareholder’s equity	20	-	68

(i)	At a meeting of the Board of Directors held on December 30, 2024, the advance payment of interest on own capital in the gross amount of R$125 was approved, pursuant to which the withholding tax was deducted in the amount of R$16, corresponding to the net amount of R$109. The effective payment occurred on February 28, 2025.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

20.3	Profit reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital. As of December 31, 2024, the amount was R$207 (R$180 as of December 31, 2023).

As of December 31, 2024, R$27 was allocated to legal reserve (zero as of December 31, 2023).

	For the year ended December 31,
	2024	2023	2022
Net income for the year	769	710	1,220
Tax incentive reserve	(229)	(710)	(753)
Base for legal reserve	540	-	467
% Legal reserve	5%	5%	5%
Legal reserve for the year	27	-	23

20.4	Expansion Reserve

At the Annual General Meeting (“AGM”) held on April 28, 2022, the constitution of the expansion reserve in the amount of R$632 was approved, against the profit reserve of the year 2021.

At the AGM held on April 27, 2023 the constitution of the expansion reserve in the amount of R$325 was approved, against the earnings reserve of the year 2022.

Since the income for the year 2023 was used to record tax incentive reserve, there was no constitution of the expansion reserve during the year of 2024.

20.5	Tax incentive reserve

According to the legal basis mentioned in note 19.1, tax incentives granted by the States for a considered investment are deductible for the assessment of income tax and social contribution. Thus, at the end of December 31, 2023, the Company allocated the amount of R$939 to the tax incentive reserve (R$753 as of December 31, 2022), of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 was recognized as of December 31, 2024.

Article 30 of Law 12,973/2014 was revoked through Law 14,789/2023, releasing taxpayers from constituting a tax incentive reserve from January 1, 2024.

20.6	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from shareholders’ equity. No gain or loss is recognized in the statement of operations upon the purchase, sale, issuance, or cancellation of the Company’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in other capital reserves.

On June 25, 2024, the Board of Directors approved the Company’s first share repurchase program. The program aims to acquire, within 12 months from the approval date, up to 3,800,000 common shares, representing 0.28% of the total shares outstanding, to be held in treasury and subsequently delivered to participants of the Executive Partner Program, see note 20.7.4, and the Long-Term Incentive Plan through Grant of the Right to Receive Shares, see note 20.7.5. The shares were acquired on the stock market under normal trading conditions.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The table below represents the movement of treasury shares:

	Number of shares	Amount (in thousands of reais)	Average purchase price
As of December 31, 2023	-	-	-
Repurchase shares	3,800,000	26,390,274	6.94
As of December 31, 2024	3,800,000	26,390,274	6.94

20.7	Share-based payment

20.7.1	Recognized Options Granted

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the stock option plan as of December 31, 2024.

Company’s compensation plan

The Company’s compensation plan (“Compensation Plan”) is managed by Company’s Board of Directors, which delegated to the Human Resources, Culture and Compensation Committee (“Committee”) the responsibility to grant options and advise on the management of the Compensation Plan.

Members of the Committee meet to grant options from the Compensation Plan series and whenever there are questions raised regarding the compensation plan. Each series of options granted are assigned the letter “B” followed by a number. For the year ended December 31, 2024, the B9, B10 and B11 series options were in effect.

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

Members of the Committee meet to grant options from the Option Plan series and whenever there are questions raised regarding the Option Plan. Each series of options granted receive the letter “C” followed by a number. For the year ended December 31, 2024, the C9, C10 and C11 series options granted were in effect.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

Information relating to the Company’s option plan and compensation plan is summarized below:

			Strike price	As of December 31, 2024
		1st exercise	on the grant	Number of shares (in thousands)
Granted series	Grant date	date	date (in reais)	Grantees	Exercised	Cancelled	Current
B8	5/31/2021	6/01/2024	0.01	363	(318)	(45)	-
C8	5/31/2021	6/01/2024	13.39	363	(20)	(343)	-
B9	5/31/2022	6/01/2025	0.01	2,163	(389)	(115)	1,659
C9	5/31/2022	6/01/2025	12.53	1,924	(119)	(146)	1,659
B10 (i)	5/31/2023	6/01/2026	0.01	1,390	(40)	(54)	1,296
C10 (i)	5/31/2023	6/01/2026	11.82	1,390	-	(94)	1,296
B11 (i)	5/31/2024	6/01/2027	0.01	1,294	(27)	(41)	1,226
C11 (i)	5/31/2024	6/01/2027	10.62	1,294	-	(68)	1,226
				10,181	(913)	(906)	8,362

(i)	Shares granted to executives excluding statutory officers.

20.7.2	Consolidated information of Company’s share-based payment plans

According to the terms of the plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issuance of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. To exercise their options, the beneficiaries of the plans must be employees of the Company. The plans differ solely by exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until December 31, 2024:

For the year ended December 31, 2024 (in thousands)

Number of outstanding shares	1,348,416
Balance of effective stock options granted	8,362
Maximum percentage of dilution	0.62%

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black-Scholes” taking into account the following assumptions:

Series granted	Weithted average fair value of option’s granted (in reais)	Estimated dividends	Approximate estimated volatility	Risk-free weighted average interest rate	Exit rate	Average remaining life expectancy
B9	15.27	1.20%	37.29%	12.18%	8.00%	5 months
C9	7.35
B10	10.33	1.31%	35.32%	10.87%	8.00%	17 months
C10	3.28
B11	11.89	0.77%	37.32%	11.28%	8.00%	29 months
C11	5.18

	Shares (in thousands)	Weighted average of exercise price (R$)	Weighted average of remaining contractual term
As of December 31, 2022	4,651	6.01	2.28

As of December 31, 2023
Granted during the year	2,780	5.92
Cancelled during the year	(32)	5.97
Exercised during the year	(413)	5.97
Outstanding at year end	6,986	5.97	1.73
Total to be exercised as of December 31, 2023	6,986	5.97	1.73
As of December 31, 2024
Granted during the year	2,588	5.32
Cancelled during the year	(816)	9.38
Exercised during the year	(396)	0.01
Outstanding at year end	8,362	5.88	1.31
Total to be exercised as of December 31, 2024	8,362	5.88	1.31

The amount recorded in the statement of operations for the year ended December 31, 2024 was R$25 (R$28 as of December 31, 2023).

20.7.3	Cash-settled share-based payment plan

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

1,989,465 shares were granted to the Company’s officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance). During the year, 77,626 shares were canceled, resulting in a total of 1,911,839 outstanding shares as of December 31, 2024.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

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

As of December 31, 2024, the amount of the liability corresponding to the plan, including payroll charges, in recorded is “Cash-settled share plan” in non-current liabilities in the amount of R$5 (R$4 as of December 31, 2023) and the total expense recognized, including payroll charges, was R$2 (R$4 as of December 31, 2023) and the fair value of this plan in that date was R$16, including charges.

20.7.4	Executive Partner Program

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Company’s Executive Partner Program, intended to create a unique and extraordinary long-term program, which is not to be confused with the standard Long-Term Incentive, composed of a single grant of share rights to the Chief Executive Officer, the Commercial and Logistics Vice President, and the Operations Vice President (“Participants”), in a substantial amount and contingent on the Participants staying at the company and their achievement of certain performance targets, aiming at: (i) the long-term retention of the Participants; and (ii) the strengthening of the sense of ownership in the Participants, transforming key officers into relevant, long-term shareholders.

Through the Executive Partner Program, on May 1, 2024 the Company granted to Participants the right to receive up to 27,044,313 Company shares, corresponding to up to 2% of the total number of Company shares on the date of approval of the Executive Partner Program, subject to the adjustments provided for in the Program, as follows:

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

i)	0.40% will consist of restricted shares, the right to which will only be acquired if the Participants remain as Officers of the Company, as follows: i) 30% on the first vesting date (5 years from granted date) and 70% on the second vesting date (7 years from granted date); and

ii)	up to 1.60% will consist of shares with performance assumptions, the right to which will only be acquired if the following conditions are cumulatively met: i) the Participants remain as Officers of the Company until the second vesting date; and ii) the performance targets are achieved on the second vesting date, determined and calculated in accordance with the terms and conditions set out below.

Shares with performance assumptions

●	The final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of the Earnings Per Share (“EPS”) target, according to the increase in the accumulated Compound Annual Growth Rate (“CAGR”) of the EPS during the calculation period, based on the achievement curve.

●	The EPS target achievement curve will begin at the minimum trigger corresponding to an accumulated EPS equal to or greater than IPCA (Extended Consumer Price Index) + 20% per year Starting from the minimum trigger of IPCA + 20% per year, the percentage of the total number of Company shares to which the Participants will be entitled will increase proportionally to the increase in the accumulated CAGR of the EPS up to the limit of 1.60% of the total number of Company shares. If the minimum trigger of the EPS target curve is not reached, it will be considered that the condition of performance was not reached.

●	The achievement curve of the EPS accumulated performance target will be calculated considering the period between December 31, 2023 and December 31, 2030, except in the following cases in which the proportional period will be considered, as provided for in the Program: Involuntary Termination between the First and the Second Vesting Date; Disposal of Control and Relevant Acquisition; and Delisting and Withdrawal from Novo Mercado. The Financial Committee, the Audit Committee and the People, Culture and Remuneration Committee will calculate and verify the compliance with the performance targets.

●	The shares (both the restricted shares and the shares with performance assumptions) will be transferred to the Participants through the delivery of shares held in treasury by the Company.

Additional shares

●	The Participants will be entitled to receive the value per share of dividends, interest on equity or other amounts paid by the Company to its shareholders between the grant date and the date of receipt of these shares, which will be paid in shares (“additional shares”). The calculation of the additional shares will be made by multiplying the value per share distributed as earnings by the number of shares to which the Participants will be entitled to receive, on each payment date of the earnings, divided by the share price at the end of the trading session on B3 on the day immediately preceding the date on which the Company shares started being traded ex-dividends.

●	The additional shares will be added to the target number granted (whether of restricted shares or shares with performance assumptions) and will be subject to the same terms and conditions applicable to restricted shares and shares with performance assumptions and will be transferred to the Participants under the same terms and conditions upon compliance with the applicable conditions.

All shares received by the Participants under the Executive Partner Program will be subject to a lock-up of three years from the date of receipt of the shares, unless otherwise provided for by the Board of Directors in cases of termination of the Participants.

The fair value of each share granted in the amount of R$13.12 was measured based on the share price on the granted date, reduced by the estimated discount of 13.50% due to the transfer restriction after the vesting period. The Company has determined the estimated number of shares that will be considered the right of the Participants in relation to the variable portion of the plan based on the result projections in line with the business assumptions and that at the end of each period the estimate will be adjusted according to these projections.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

9,952,307 shares were granted, with a fair value of R$11.35.

As of December 31, 2024, the amount recognized in the statement of operations for the period was R$13 (there is no amount recorded as of December 31, 2023) and the fair value of the total this plan in that date was R$132, including charges.

20.7.5	Long-term incentive plan (LTI) through grant of the right to receive Company shares

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Long-Term Incentive Plan (“LTI”), intended to grant restricted shares and shares with performance assumptions to statutory and non-statutory directors of the Company (“Participants”), as well as to any other employees who are selected to participate in the plan.

By granting the right to receive Company shares to the Participants, the LTI Plan aims at: (i) aligning the interests of the Participants with the interests of the Company’s shareholders; (ii) encouraging the Participants to stay at the Company or at the companies under its control; and (iii) maximizing the results and generating sustainable value for the Company and its shareholders.

The grants under the LTI Plan will be made in the following proportion: (i) 30% of the right granted will consist of restricted shares, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (except for the grant to the Chief Executive Officer, which will have a vesting period of up to 5 years, with partial vesting of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year); and (ii) 70% of the right granted will consist of shares with performance assumptions, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (5 years for the Chief Executive Officer) contingent on the achievement of the performance targets established by the Board of Directors, and the final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of these targets at the end of the single vesting period of 3 years (5 years for the Chief Executive Officer), and may vary from 90% to 110% of the target number of shares (and the target number of shares will assume the achievement of 100% of the targets).

Shares with performance assumptions

Regarding the grant of shares with performance assumptions, the indicators will be defined considering the following main objectives:

●	preserve the Company’s relevance and positioning in relation to its peers in the cash & carry sector;

●	ensure the generation of sustainable business value;

●	guarantee the profitability of the Company’s business in the long term; and

●	ensure an adequate level of profitability of operations, preserving healthy profit margin levels in relation to the Company’s history.

The number of restricted shares and shares with performance assumptions granted will be determined based on: (i) a multiple salary, according to the grade occupied by the Participant; and (ii) the average share price in the 20 trading sessions prior to the grant.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

The shares (both restricted shares and shares with performance assumptions) will be transferred to the Participants upon compliance with the conditions described in the plan, and the transfer of shares will be made through the delivery of shares held in treasury by the Company.

Through the LTI Plan, the Company will grant to the Participants the right to receive a certain number of shares corresponding to up to 1.5% of the total number of Company shares on the date of approval of the respective plan, subject to the specified adjustments.

The fair value of each share granted is estimated on the grant date using the Black-Scholes pricing model, considering the following assumptions:

i)	Approximate volatility expectation: 37.32% in the 3rd year, 36.94% for the 4th year and 38.27% in the 5th year; and

ii)	Dividend expectation: 0.77% in the 3rd, 4th and 5th year.

The Company determined the estimated number of shares that will be considered the right of Participants in relation to the variable portion of the plan based on projections of results aligned with business assumptions and that at each end of the period the estimate will be adjusted according to these projections.

1,094,759 shares were granted, with a fair value of R$11.90 for the 3rd year, R$11.81 for the 4th year, and R$11.72 for the 5th year.

As of December 31, 2024, the amount recognized in the statement of operations for the period was R$2 (there is no amount recorded as of December 31, 2023) and the fair value of the total this plan in that date was R$15, including charges.

21	Net operating revenue

IFRS15 establishes a comprehensive framework to determine when and for how much revenue from contracts with customers should be recognized.

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

b)	Revenue from services rendered

The revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company, and their amounts can be reliably measured.

	For the year ended December 31,
	2024	2023	2022
Gross operating revenue
Goods	80,295	72,535	59,510
Services rendered and others	275	250	174
	80,570	72,785	59,684
(-) Revenue deductions
Returns and sales cancellation	(182)	(147)	(109)
Taxes	(6,569)	(6,135)	(5,055)
	(6,751)	(6,282)	(5,164)

Net operating revenue	73,819	66,503	54,520

22	Expenses by nature

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

Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, magazines and digital media, and the amounts of its commercial agreement are recognized in the statement of operations upon realization.

General and administrative expenses

General and administrative expenses correspond to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2024	2023	2022

Inventory cost	(60,451)	(54,685)	(44,809)
Personnel expenses	(4,518)	(4,137)	(3,358)
Outsourced services	(401)	(338)	(264)
Selling expenses	(1,215)	(1,093)	(875)
Functional expenses	(1,280)	(1,150)	(883)
Other expenses	(606)	(521)	(534)
	(68,471)	(61,924)	(50,723)

Cost of sales	(61,598)	(55,682)	(45,557)
Selling expenses	(5,995)	(5,411)	(4,379)
General and administrative expenses	(878)	(831)	(787)
	(68,471)	(61,924)	(50,723)

23	Other operating (expenses) revenues, net

Other operating revenue and expenses correspond to the effects of significant or unusual events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2024	2023	2022

Result with property, plant and equipment and leases	(12)	55	(34)
Revenues (expenses) related to legal proceedings	1	(1)	(19)
Restructuring expenses and others	(10)	(5)	(33)
Indemnity assets	-	-	14
	(21)	49	(72)

24	Net financial result

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

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2024	2023	2022
Financial revenues
Cash and cash equivalents interest	118	123	152
Monetary correction (assets)	144	80	187
Revenue from anticipation of payables	54	42	40
Other financial revenues	8	36	15
Total financial revenues	324	281	394
Financial expenses
Cost of debt	(1,963)	(1,706)	(1,006)
Mark-to-market (loss) gain	(88)	(14)	110
Cost and discount of receivables	(133)	(119)	(97)
Monetary correction (liabilities)	5	(247)	(401)
Interest on leasing liabilities	(1,041)	(899)	(509)
Other financial expenses	(13)	(27)	(6)
Total financial expenses	(3,233)	(3,012)	(1,909)
	(2,909)	(2,731)	(1,515)

25	Earnings per share

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

The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each year:

	For the year ended December 31,
	2024	2023	2022

Net income allocated available to holders of common shares (a)	769	710	1,220

Weighted average of the number of shares, excluding treasury shares	1,351	1,350	1,348
Basic denominator (millions of shares) (b)	1,351	1,350	1,348

Weighted average of stock option	4	4	6
Diluted denominator (millions of shares) (c)	1,355	1,354	1,353

Basic earnings per million shares (R$) (a/b)	0.569164	0.525574	0.905322
Diluted earnings per million shares (R$) (a/c)	0.567277	0.524174	0.901589

Sendas Distribuidora S.A.

Notes to the Financial Statements

For the years ended December 31, 2024, 2023 and 2022

(In millions of Brazilian Reais, unless otherwise stated)

26	Non-cash transactions

The Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

Transactions	Note
Acquisition of property, plant and equipment not yet paid	12.4
Dividends and interest on own capital	20.2

27	Segment information

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

The Company operated in one operating segment: Cash & Carry, it includes the “ASSAÍ” banner. As of December 31, 2024, 2023 and 2022 the Company operated in a single segment.

Geographic distribution of stores

Our stores are located throughout 24 states and in the Federal District in Brazil. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro, Espirito Santo and Minas Gerais. The Southeast region accounted for 58.6%, 57.7% and 55.2% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 41.4%, 42.3% and 44.8% of our net operating revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

28	Subsequent events

28.1	Funding borrowings in foreign currency

On January 13, 2025, the Company raised USD100 million, equivalent to R$608, with maturity of 3 years, semiannual interest payments, and principal repayment at the end of the operation. On the same date, the Company entered into a swap agreement to hedge against exchange rate fluctuations, with a cost of CDI + 1.22% per year. The proceeds from this borrowing were used to strengthen the Company’s working capital.

28.2	Capital contribution

At the meeting of the Board of Directors, held on March 18, 2025, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$184 without the issuance of shares, through the partial capitalization of the Company’s expansion reserve.

28.3	Second repurchase program

On March 18, 2025, the Board of Directors approved the Company’s second share repurchase program. The program aims to acquire, within 12 months from April 1st, 2025, up to 8,000,100 common shares, representing 0.59% of the total shares outstanding, to be held in treasury and subsequently delivered to participants of the Executive Partner Program, see note 20.7.4, and the Long-Term Incentive Plan through Grant of the Right to Receive Shares, see note 20.7.5.